The information in this proxy statement/prospectus-information statement is not complete and may be changed. New Sally Holdings, Inc. may not distribute or issue the shares of New Sally common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus-information statement is not an offer to distribute these securities and New Sally Holdings, Inc. is not soliciting offers to receive these securities in any jurisdiction where such offer or distribution is not permitted.

Subject to Completion, dated August 2, 2006

TRANSACTION PROPOSAL—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Alberto-Culver Company:

As previously announced, the board of directors of Alberto-Culver Company has approved a plan to separate its consumer products business and its Sally/BSG distribution business into two separate, publicly-traded companies. The board of directors of Alberto-Culver believes the separation and related transactions will deliver important benefits to its stockholders, customers and suppliers.

Following completion of the separation and related transactions, Alberto-Culver stockholders will have received (i) shares of New Aristotle Holdings, Inc. (which we refer to as “New Alberto-Culver”), which will operate the consumer products business, representing 100% of the issued and outstanding shares of New Alberto-Culver common stock, (ii) shares of New Sally Holdings, Inc. (which we refer to as “New Sally”), which will operate the Sally/BSG distribution business, representing approximately 52.5% of the shares of New Sally common stock on a fully diluted basis and (iii) a $25.00 per share special cash dividend. In connection with the transactions, New Sally will issue shares of New Sally Class A common stock, which we refer to as the “New Sally share issuance,” to CDRS Acquisition LLC, a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., for $575 million that on the day following the closing date will automatically convert on a one-for-one basis into shares of New Sally common stock, which we refer to as the “conversion,” which converted shares will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis.

The transactions will be effected pursuant to an investment agreement dated as of June 19, 2006, among Alberto-Culver and certain of its subsidiaries and CDRS Acquisition LLC, which we refer to as “Investor.” To effect the transactions, Alberto-Culver will engage in a holding company merger whereby New Aristotle Company, currently a direct, wholly-owned subsidiary of New Sally, will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each share of Alberto-Culver common stock will be converted into one share of New Sally common stock. Upon the closing of the holding company merger, New Sally will issue approximately [•] shares of New Sally common stock to holders of record of Alberto-Culver common stock, based on the number of outstanding shares of Alberto-Culver common stock as of [•], 2006. As a result of the holding company merger, New Sally will be a publicly-traded company. Following the holding company merger, New Sally and its subsidiaries will engage in a series of business transfers so that New Alberto-Culver will own the equity of the companies that own and operate the consumer products business and Sally Holdings, Inc. will become a direct, wholly-owned subsidiary of New Sally and will continue to own the equity of the companies that own and operate the Sally/BSG distribution business. New Sally will then distribute on a pro rata basis to holders of record of its common stock (other than the Class A common stock) a $25.00 per share special cash dividend, which we refer to as the “special cash dividend,” and one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which we refer to as the “New Alberto-Culver share distribution.” Holders of record of New Sally common stock will not be required to pay any consideration to receive shares of New Alberto-Culver common stock in the New Alberto-Culver share distribution.

There is currently no market for the New Alberto-Culver common stock or the New Sally common stock. It is a condition to completion of the transactions that the New Sally common stock and New Alberto-Culver common stock be approved for listing on the New York Stock Exchange, subject to official notice of issuance. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “[•].” We expect that prior to completion of the transactions, New Alberto-Culver will change its name to “Alberto-Culver Company” and that New Sally will change its name to [•].

For a discussion of the material United States federal income tax consequences of the transactions, see “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•] of the accompanying proxy statement/prospectus-information statement.

Alberto-Culver is holding a special meeting of its stockholders on [•], 2006 at 10:00 a.m. Central time at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at which its stockholders will be asked to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Your vote is very important. We cannot complete the transactions unless Alberto-Culver stockholders adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, by the affirmative vote of a majority of the outstanding shares of Alberto-Culver common stock. Whether or not you plan to be present at the special meeting, please complete, sign, date and return the enclosed proxy card or submit your proxy card by telephone or Internet as described in the accompanying proxy statement/prospectus—information statement.

The accompanying proxy statement/prospectus—information statement explains the transactions and provides specific information concerning the special meeting. Please review this document carefully.

You should carefully consider the matters discussed under “ Risk Factors” beginning on page 33 of the accompanying proxy statement/prospectus—information statement before voting.

On behalf of the board of directors of Alberto-Culver, I thank you for your support and appreciate your consideration of this important matter.

Sincerely,

Carol L. Bernick

Chairman of the Board

Alberto-Culver Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions, including the holding company merger, the New Sally share issuance or any other transaction described in the accompanying proxy statement/prospectus—information statement or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus—information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus-information statement is dated [•], 2006, and is first being mailed to Alberto-Culver stockholders on or about [•], 2006.

ADDITIONAL INFORMATION

This document, which is sometimes referred to as this proxy statement/prospectus—information statement, constitutes a proxy statement of Alberto-Culver with respect to the solicitation of proxies by Alberto-Culver for the Alberto-Culver special meeting described within, a prospectus of New Sally for the shares of New Sally common stock that New Sally will issue to Alberto-Culver stockholders in the holding company merger and an information statement of New Sally relating to the distribution of shares of New Alberto-Culver to holders of New Sally common stock. As permitted under the rules of the Securities and Exchange Commission, which we refer to as the “SEC,” this proxy statement/prospectus—information statement incorporates important business and financial information about Alberto-Culver that is contained in documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus—information statement. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page [•]. You may also obtain copies of these documents, without charge, from Alberto-Culver by writing or calling:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Tel: (708) 450-3000

You also may obtain documents incorporated by reference into this proxy statement/prospectus—information statement by requesting them in writing or by telephone from the proxy solicitor for the transactions, at the following address and telephone number:

Morrow & Co. Inc.

470 West Avenue—3rd Floor

Stamford, CT 06902

Tel: (800) 607-0088

To receive timely delivery of requested documents in advance of the Alberto-Culver special meeting, you should make your request no later than [•], 2006.

VOTING BY TELEPHONE, OVER THE INTERNET OR BY MAIL

Alberto-Culver stockholders of record as of the record date for the Alberto-Culver special meeting may submit their proxies:

•	by telephone, by calling the toll-free number 800-652-VOTE (8683) in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•	by accessing the Internet website at http://www.computershare.com/expressvote and following the instructions on the website; or

•	by mail, by completing the enclosed proxy card, signing and dating the proxy card and returning the proxy card in the enclosed, postage-paid envelope that accompanied that proxy card.

If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the Alberto-Culver special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD [•], 2006

To the Stockholders of Alberto-Culver Company:

A special meeting of stockholders of Alberto-Culver Company will be held on [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time. The special meeting is being held for the following purposes:

(1)	To consider and vote upon a proposal to adopt the investment agreement, dated as of June 19, 2006, among Alberto-Culver, New Sally Holdings, Inc., currently a wholly-owned subsidiary of Alberto-Culver, New Aristotle Company (“Merger Sub”), currently a wholly-owned subsidiary of New Sally, Sally Holdings, Inc., currently a wholly-owned subsidiary of Alberto-Culver, and CDRS Acquisition LLC (“Investor”), a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., a private investment fund managed by Clayton, Dubilier & Rice, Inc., and approve the transactions contemplated by the investment agreement, including the merger of Merger Sub with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation (the “holding company merger”) and the issuance of shares of New Sally Class A common stock to Investor (the “New Sally share issuance”); and

(2)	To consider and vote upon any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Only stockholders of record at the close of business on [•], 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of it. As of the record date for the special meeting, there were [•] shares of Alberto-Culver common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting. In connection with the signing of the investment agreement, certain stockholders of Alberto-Culver entered into support agreements with Investor pursuant to which they agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately [•]% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement.

The separation agreement, dated as of June 19, 2006, among Alberto-Culver, New Sally, Sally Holdings and New Aristotle Holdings, Inc., currently a wholly-owned subsidiary of New Sally, the investment agreement and the transactions contemplated by those agreements, including the holding company merger and the New Sally share issuance, are described more fully in the accompanying proxy statement/prospectus—information statement, and we urge you to read it carefully. Alberto-Culver stockholders have no appraisal rights under Delaware law in connection with the transactions contemplated by the investment agreement and the separation agreement.

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

To ensure that your shares of Alberto-Culver common stock are represented at the special meeting, please complete, sign and date the enclosed proxy card and mail it promptly in the enclosed, postage-paid envelope or submit your proxy by telephone or Internet as described in the accompanying proxy statement/prospectus—information statement. Any executed but unmarked proxy cards will be voted “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. Alberto-Culver stockholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus—information statement before it has been voted at the special meeting. If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

WE CANNOT COMPLETE THE TRANSACTIONS UNLESS OUR STOCKHOLDERS ADOPT THE INVESTMENT AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF ALBERTO-CULVER COMMON STOCK. WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR SUBMIT YOUR PROXY BY TELEPHONE OR INTERNET AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS—INFORMATION STATEMENT.

Failure to respond will have the same effect as voting against the proposal unless you attend and vote “FOR” the proposal at the special meeting of stockholders.

By Order of the Board of Directors

Gary P. Schmidt

Secretary

SUMMARY	1
Selected Historical Consolidated Financial Information of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)	24
Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Alberto-Culver	26
Selected Historical Consolidated Financial Information of Sally Holdings	27
Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Sally	29
Comparative Historical and Unaudited Pro Forma Per Share Information	31
Market Price Data and Price Range of Alberto-Culver Common Stock and Dividends	32
Market Price Data and Price Range of New Alberto-Culver and New Sally Common Stock and Dividends	32
RISK FACTORS	33
Risks Relating to the Transactions	33
Risks Relating to New Alberto-Culver	42
Risks Relating to New Sally	46
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	56
THE ALBERTO-CULVER SPECIAL MEETING	58
Purpose, Time and Place	58
Record Date; Voting Information; Required Vote	58
Voting by Proxy	59
Revocation of Proxies	59
Share Ownership of Management and Certain Stockholders	59
No Appraisal Rights	60
Solicitation of Proxies	60
THE TRANSACTIONS	61
Description of the Transactions	61
Potential Additional Contribution of Sally Holdings	65
The Holding Company Merger	65
The Investment by Investor	66
Debt Financing	66
The Distributions	66
Receipt of Shares and Special Cash Dividend	68
Determination of Investment by Investor	68
Background of the Transactions	69
Alberto-Culver’s Reasons for the Transactions; Recommendation of the Alberto-Culver Board of Directors	76
Opinion of Alberto-Culver’s Financial Advisor	82
Antitrust Approvals	88
Accounting Treatment	89
Interests of Certain Persons in the Transactions	89
Federal Securities Law Consequences; Resale Restrictions	96
Listing and Trading of New Alberto-Culver Common Stock	97
Listing and Trading of New Sally Common Stock	97
No Dissent or Appraisal Rights	97
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY MERGER, THE SPECIAL CASH DIVIDEND, THE NEW ALBERTO-CULVER SHARE DISTRIBUTION AND RELATED TRANSACTIONS	98
The Holding Company Merger	98
The Special Cash Dividend	99
The New Alberto-Culver Share Distribution	102
Effect of Certain Acquisitions of the Stock of New Alberto-Culver or New Sally	103

i

Trademarks, Service Marks and Trade Names

Each of Alberto-Culver and Sally Holdings currently owns or has rights and each of New Alberto-Culver and New Sally will own or have rights to use the trademarks, service marks and trade names that each uses or will use in conjunction with the operation of their respective businesses. Some of the more important trademarks and service marks that appear in this proxy statement/prospectus—information statement that are owned by Alberto-Culver include Alberto V05, St. Ives, TRESemmé and Nexxus. Each trademark, trade name or service mark of any other company appearing in this proxy statement/prospectus-information statement is to our knowledge owned by such company.

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus—information statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the transactions contemplated by the investment agreement, you should carefully read this entire proxy statement/prospectus—information statement and the other documents to which we refer you, including in particular the copies of the investment agreement, the separation agreement and the tax allocation agreement that are attached to this proxy statement/prospectus—information statement as Annexes A, B and C, respectively. See “Where You Can Find More Information” beginning on page [•].

This proxy statement/prospectus—information statement is:

•	a prospectus of New Sally Holdings, Inc. relating to the issuance of shares of New Sally common stock in connection with the holding company merger;

•	a proxy statement of Alberto-Culver Company for use in the solicitation of proxies for Alberto-Culver’s special meeting; and

•	an information statement of New Sally relating to the distribution of shares of New Aristotle Holdings, Inc. (to be renamed Alberto-Culver Company) common stock to holders of New Sally common stock (other than the New Sally Class A common stock).

In this proxy statement/prospectus—information statement, unless the context requires otherwise:

•	we use the term Alberto-Culver to refer to Alberto-Culver Company prior to giving effect to the transactions; and

•	we use the term “Lavin family stockholders” to mean Mrs. Carol L. Bernick, Chairman of the Alberto-Culver board of directors, Mr. Leonard H. Lavin, a director of Alberto-Culver, and Mrs. Bernice Lavin, wife of Mr. Lavin and mother of Mrs. Bernick, and a partnership and trusts established for the benefit of specified members of the Lavin family, including Mrs. Bernick, Mr. Lavin and Mrs. Lavin, as well as the permitted transferees of such persons, partnership and trusts that have entered into a support agreement with Investor and that will enter into a stockholders agreement with New Sally, Investor and an affiliate of Investor prior to the closing of the transactions. Mrs. Bernick and Mr. Lavin are trustees and/or co-trustees of substantially all of the trusts, and one of the trusts of which Mrs. Bernick is sole trustee is the general partner of the partnership.

The Companies (see pages [•] and [•])

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

www.alberto.com

Alberto-Culver Company, a Delaware corporation, is the parent corporation of Sally Holdings, Inc. In addition to the activities of Sally Holdings, described below, Alberto-Culver owns and operates its consumer products business, which manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemmé and Nexxus in the U.S. and internationally. Several of its household/grocery products, including Mrs. Dash and Static Guard, are niche category leaders in the U.S. Alberto-Culver believes its Pro-Line International unit holds the number two position in revenue in the domestic ethnic hair care category with leading brands, including Motions and Soft & Beautiful. Its Cederroth International unit is a major consumer goods marketer in the Nordic countries. We refer to the business of Alberto-Culver, excluding the business of Sally Holdings, as the “consumer products business.” As described below, following completion of the transactions Alberto-Culver will continue to own and operate the consumer products business but will be a subsidiary of a new publicly-traded company, New Aristotle Holdings, Inc., which will change its name to “Alberto-Culver Company.”

Sally Holdings, Inc.

3001 Colorado Boulevard

Denton, Texas 76210

(708) 450-3000

www.sallybeauty.com

Sally Holdings, Inc., which we refer to as “Sally Holdings,” a Delaware corporation and currently a wholly-owned subsidiary of Alberto-Culver, is a holding company for subsidiaries involved in the beauty supply distribution business, including Sally Beauty Company, Inc., which, together with its affiliates, we refer to as “Sally Beauty Supply,” and Beauty Systems Group, Inc., which, together with its affiliates, we refer to as “Beauty Systems Group” or “BSG.” Sally Holdings is a leading international distributor of professional beauty supplies. Through its Sally Beauty Supply and Beauty Systems Group business units, Sally Holdings operated 3,129 stores and supplied 161 franchised stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland, as of March 31, 2006. Sally Holdings also employed approximately 1,200 professional distributor sales consultants who sell directly to salons across North America. Sally Beauty Supply’s stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, from leading brands such as Clairol, L’Oreal, Conair and Revlon. BSG’s product offerings include brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Rusk, TIGI and Fusion Energy of Beauty, which are intended to be available to consumers exclusively through salons and salon professionals. We refer to the business of Sally Holdings as the “Sally/BSG distribution business.” As described below, following completion of the transactions Sally Holdings will be a direct, wholly-owned subsidiary of New Sally Holdings, Inc., a new publicly-traded company, which we refer to as “New Sally,” and will continue to own the equity of Sally Beauty Supply and BSG.

References in this proxy statement/prospectus—information statement to Sally Holdings’ historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Sally Holdings as a wholly-owned subsidiary of Alberto-Culver prior to the transactions. Sally Holdings’ historical financial results as part of Alberto-Culver contained herein do not reflect what its financial results would have been had it been operated as a subsidiary of New Sally during the periods presented.

New Sally Holdings, Inc.

c/o Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

New Sally Holdings, Inc., a Delaware corporation and currently a direct, wholly-owned subsidiary of Alberto-Culver, was formed by Alberto-Culver for the purpose of completing the transactions. Following completion of the transactions, New Sally will be a separate, publicly-traded company that will own Sally Holdings, which will continue to own the equity of the companies that own and operate the Sally/BSG distribution business.

New Aristotle Holdings, Inc.

c/o Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

New Aristotle Holdings, Inc., which we refer to as “New Alberto-Culver,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of completing the transactions. Following completion of the transactions, New Alberto-Culver will be a separate, publicly-traded company that will own the equity of the companies that own and operate the consumer products business.

References in this proxy statement/prospectus—information statement to New Alberto-Culver’s historical assets, liabilities, products, businesses or activities are generally intended to refer to the historical assets, liabilities, products, businesses or activities of Alberto-Culver’s consumer products business prior to the transactions. The historical financial results of New Alberto-Culver contained in this proxy statement/prospectus—information statement do not reflect what its financial results would have been had it been operated as a stand-alone company during the periods presented.

New Aristotle Company

c/o Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

(708) 450-3000

New Aristotle Company, which we refer to as “Merger Sub,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of effecting the holding company merger, whereby New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the Sally/BSG distribution business and, prior to completion of the other transactions, the companies that own and operate the consumer products business.

CDRS Acquisition LLC

c/o Clayton, Dubilier & Rice Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, DE 19803

Fax: (302) 427-7398

CDRS Acquisition LLC, which we refer to as “Investor,” is a Delaware limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., which we refer to as the “Fund,” a private investment fund managed by Clayton, Dubilier & Rice, Inc., which we refer to as “CD&R.”

The Transactions (see pages [•] and [•])

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, the issued and outstanding common stock of which will be owned 100% by the Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business, and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt incurrence to pay all or a substantial portion of a $25.00 per share special cash dividend to holders of record of shares of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

To accomplish the results described above, on the terms and subject to the conditions set forth in the investment agreement, separation agreement, tax allocation agreement and employee matters agreement, which we refer to as the “transaction agreements,” the parties will engage in the following transactions in the order set forth below. The transactions in bullet points two through six all occur on the closing date for the transactions. We refer to the closing date for the transaction as the “closing date.”

•	Declaration of Conditional Distributions and Setting of Record Date. A number of days prior to the closing date for the transactions, the New Sally board of directors (which, at that time, will be comprised of the then-current directors of Alberto-Culver) will declare two conditional distributions and set the record date for those distributions: the $25.00 per share special cash dividend and the New Alberto-Culver share distribution described below. The record date for each of these distributions is expected to be 5:00 p.m. Eastern time on the closing date. Because Alberto-Culver and New Sally will instruct the exchange agent for the holding company merger described below not to permit any transfers of shares of New Sally common stock from the effective time of the holding company merger, up to and including the record date for the distributions, each holder of Alberto-Culver common stock that receives shares of New Sally common stock in the holding company merger will also be a holder of record of shares of New Sally common stock as of the record date for the distributions and therefore will receive the $25.00 per share special cash dividend and shares of New Alberto-Culver in the New Alberto-Culver share distribution. Each of the distributions will be subject to the satisfaction or waiver of the conditions set forth in the separation agreement and the investment agreement, including, among other things, the adoption of the investment agreement and approval of the transactions contemplated by the investment agreement by holders of Alberto-Culver common stock, the receipt of the private letter ruling from the Internal Revenue Service and opinion of counsel as to the tax-free nature of the New Alberto-Culver share distribution and the closing of the financings described below.

•	Holding Company Merger. Alberto-Culver, New Sally and Merger Sub will effect the holding company merger by which Merger Sub will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. As a result of the holding company merger, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business. We refer to this merger as the “holding company merger.”

•	Internal Transactions. New Sally will effect transactions in the stock of its subsidiaries so that New Alberto-Culver will own the equity of the companies that own and operate the consumer products business and Sally Holdings will be a direct, wholly-owned subsidiary of New Sally and will continue to own the equity of the companies that own and operate the Sally/BSG distribution business.

•	Investment by Investor. Investor will pay New Sally $575 million for shares of New Sally Class A common stock that as described below will automatically convert on a one-for-one basis into shares of New Sally common stock at 12:01 a.m. Eastern time on the day following the closing date. We refer to the issuance of the shares of New Sally Class A common stock to Investor as the “New Sally share issuance.”

•	Consummation of the Debt Financing. Contemporaneous with the investment by Investor, Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness. We refer to the investment by Investor and the incurrence of this indebtedness under the related debt financings collectively as the “financings.”

•	Distributions. At the time established by the New Sally board of directors, which will be on the closing date and after 5:00 p.m. Eastern time, New Sally will:

•

effect the $25.00 per share special cash dividend, which in the aggregate we refer to as the “special cash dividend,” by instructing the distribution agent (which will be the same entity as the exchange agent for the holding company merger) to pay to holders of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions the $25.00 per share special cash dividend; and

•	effect a distribution to holders of record of New Sally common stock (other than the New Sally Class A common stock) of one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which we refer to as the “New Alberto-Culver share distribution,” by instructing the distribution agent to commence the process of distributing the shares of New Alberto-Culver common stock as described below.

New Sally will effect the New Alberto-Culver share distribution by instructing the distribution agent to record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share of New Sally common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Alberto-Culver common stock for certificates representing shares of New Sally common stock for the holding company merger and New Alberto-Culver common stock for the New Alberto-Culver share distribution. We refer to the special cash dividend and the New Alberto-Culver share distribution collectively as the “distributions.”

•	Conversion of Class A Common Stock. At 12:01 a.m. Eastern time on the day following the closing date, each share of New Sally Class A common stock issued to Investor will automatically convert into one share of New Sally common stock, which shares of New Sally common stock will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion of such shares of New Sally Class A common stock into shares of New Sally common stock. We refer to the conversion of the New Sally Class A common stock issued to Investor as the “conversion.” Immediately following the conversion, the New Sally common stock will be the only class of New Sally capital stock outstanding.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

The diagrams below show Alberto-Culver prior to the transactions and after giving effect to each of (i) the internal transactions and (ii) the special cash dividend, New Alberto-Culver share distribution and the conversion.

See “The Investment Agreement” and “The Separation Agreement” beginning on pages [•] and [•], respectively. The investment agreement is attached as Annex A to this proxy statement/prospectus—information statement and the separation agreement is attached as Annex B to this proxy statement/prospectus—information statement and each of them is incorporated by reference into this proxy statement/prospectus—information statement. We urge you to read the investment agreement and the separation agreement carefully to understand the rights and obligations of the parties with respect to the transactions, as they are the principal legal documents that govern the transactions.

There Are Additional Agreements that Govern Matters Relating to Effecting the New Alberto-Culver Share Distribution and the Relationship of New Alberto-Culver and New Sally After the Transactions (see page [•])

In addition to the investment agreement and separation agreement, Alberto-Culver, New Alberto-Culver, Sally Holdings and New Sally have entered into various agreements that will govern the New Alberto-Culver share distribution and various interim and ongoing relationships among them, including, among others:

•	an employee matters agreement; and

•	a tax allocation agreement.

You should read the tax allocation agreement, which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•] and is attached as Annex C to this proxy statement/prospectus—information statement and incorporated by reference into this proxy statement/prospectus—information statement and the employee matters agreement, which is described in this proxy statement/prospectus—information statement under “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Employee Matters Agreement” and is an exhibit to the registration statement of which this proxy statement/prospectus—information statement forms a part and is incorporated by reference into this proxy statement/prospectus—information statement.

Under the Transaction Agreements, New Alberto-Culver and New Sally Will Be Required to Make Various Payments to Each Other and to Investor and its Affiliates (see pages [•] and [•])

Under the transaction agreements, New Alberto-Culver and New Sally will be required to make specified payments to the other in connection with the transactions, and, in the case of New Sally, to Investor and its affiliates, including the following:

•	At the time of the New Alberto-Culver share distribution, Sally Holdings will retain an amount of cash equal to $52.7 million plus an amount equal to:

•	an estimate for accrued and unpaid pre-closing income taxes of New Sally; plus

•	specified unpaid liabilities of Sally Holdings; plus

•	an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally that Investor may acquire in order not to jeopardize the intended tax-free nature of the New Alberto-Culver share distribution, as described under “The Transactions—Determination of Investment by Investor” beginning on page [•]; minus

•	50% of the costs of obtaining the surplus and solvency opinions contemplated by the investment agreement;

•	on the closing date and following the time set for determining the amount of cash to be retained by Sally Holdings as described above, New Sally or Sally Holdings will pay Alberto-Culver an amount equal to all of Alberto-Culver’s and its subsidiaries’ (including Sally Holdings’) expenses related to the transactions, up to $20 million, except for certain expenses of trademark registration in connection with the conversion of Alberto-Culver into a limited liability company as described in “The Transactions,” which will be paid by Alberto-Culver, plus 50% of the expenses related to specified tax studies to be conducted prior to closing;

•	on the closing date and following the time set for determining the amount of cash to be retained by Sally Holdings as described above, New Sally or Sally Holdings will pay to:

•	CD&R a $30 million transaction fee; and

•	Investor an amount equal to all of the expenses incurred by Investor related to the transactions, which Investor has estimated to be approximately $27.6 million; and

•	as soon as reasonably practicable after the closing date, Alberto-Culver will pay to Sally Holdings:

•	the after-tax costs of payments made by Sally Holdings to Sally Holdings employees with respect to the acceleration of their awards under the Alberto-Culver 1994 Shareholder Value Incentive Plan and Alberto-Culver Management Incentive Plan; and

•	the after-tax costs of payments made by Sally Holdings to Sally Holdings employees with respect to the Alberto-Culver Executive Deferred Compensation Plan as a result of the transactions.

In addition, New Sally or Sally Holdings will bear all expenses relating to the debt financing, including the reasonable and documented expenses of Alberto-Culver, New Sally and Sally Holdings incurred in connection with the debt financing, which are estimated to be approximately $42.4 million. New Alberto-Culver and New Sally will also terminate immediately prior to the distributions all intercompany accounts and agreements between New Alberto-Culver and its subsidiaries, on the one hand, and New Sally and its subsidiaries (other than New Alberto-Culver and its subsidiaries), on the other hand, other than those specified in the separation agreement.

In addition, under the investment agreement, if the amount required to make the special cash dividend exceeds $2.349 billion, Alberto-Culver will pay to New Sally prior to the distributions an amount equal to such excess. However, if the amount required to make the special cash dividend is less than $2.349 billion, New Sally will pay to Alberto-Culver at closing the amount equal to such shortfall. Based on the number of shares of Alberto-Culver common stock outstanding as of the record date for the Alberto-Culver special meeting, the amount required to pay the special cash dividend is expected to be approximately $[•] billion as of such date.

Alberto-Culver Expects to Continue its Stated Dividend Policy of Paying a Regular Quarterly Dividend of $0.13 per Share Until Completion of the Transactions; Following Completion of the Transactions, New Alberto-Culver Expects to Pay a Regular Quarterly Dividend of $[•] Per Share and New Sally Does Not Expect to Pay a Regular Quarterly Dividend (see page [•])

The investment agreement permits Alberto-Culver to continue to pay regular quarterly dividends to stockholders of $0.13 per share in accordance with its previously announced dividend policy, which Alberto-Culver expects to do.

New Alberto-Culver expects that following completion of the transactions, it will pay a regular quarterly dividend of $[•] (equivalent to $[•] annually) per share of outstanding New Alberto-Culver common stock.

New Sally expects that following completion of the transactions, it will not pay a regular quarterly dividend.

Assuming the New Alberto-Culver Share Distribution Constitutes a Tax-Free Distribution Under Section 355 of the Internal Revenue Code, No Taxable Gain or Loss Will Generally Be Recognized by Alberto-Culver Stockholders as a Result of the New Alberto-Culver Share Distribution (see page [•])

The obligations of Investor, Alberto-Culver and New Sally to effect the transactions under the investment agreement are conditioned upon the receipt of (i) a private letter ruling from the Internal Revenue Service and (ii) an opinion of Sidley Austin LLP, counsel to Alberto-Culver (or another law firm of national standing), in each case to the effect that the Alberto-Culver contribution (as described under “The Transactions—Description of the Transactions—Timing and Structure of the Transactions” beginning on page [•]) and the New Alberto-Culver share distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code. None of Alberto-Culver or New Sally intends to waive these conditions.

Assuming that the New Alberto-Culver share distribution constitutes a tax-free distribution under Section 355 of the Internal Revenue Code, then:

•	no taxable gain or loss will be recognized by a New Sally stockholder as the result of the receipt of New Alberto-Culver common stock pursuant to the New Alberto-Culver share distribution; and

•	no taxable gain or loss generally will be recognized by New Sally as the result of the New Alberto-Culver share distribution.

The holding company merger and special cash dividend will be subject to the treatment described in “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•].

Due to Variances Between the Charters and Other Corporate Documents of Alberto-Culver, New Alberto-Culver and New Sally, Differences Exist Between the Rights of Alberto-Culver Stockholders, New Alberto-Culver Stockholders and New Sally Stockholders (see page [•])

The rights of Alberto-Culver stockholders under Alberto-Culver’s corporate documents prior to the transactions will be different from the rights of New Sally stockholders and New Alberto-Culver stockholders under their respective corporate documents following the transactions.

The Composition of the Board of Directors of New Sally Will Be Modified Pursuant to the Investment Agreement (see pages [•] and [•])

The investment agreement provides that upon completion of the transactions, the New Sally board of directors will consist of twelve individuals, in three staggered classes of four persons each, with five persons named by Alberto-Culver, at least four of whom qualify as independent of New Sally under the rules of the New York Stock Exchange, and Gary G. Winterhalter, the current President of Sally Holdings, such six individuals referred to as the “Alberto-Culver designees,” and six persons named by Investor, at least three of whom qualify as independent of New Sally under the rules of the New York Stock Exchange, such six individuals referred to as the “Investor designees.” Pursuant to the investment agreement, upon completion of the transactions, New Sally will appoint an Investor designee as Chairman of the New Sally board of directors.

The investment agreement provides that upon completion of the transactions, Mr. Winterhalter will be President and Chief Executive Officer of New Sally.

Prior to the closing, New Sally will adopt the New Sally amended and restated certificate of incorporation and amended and restated by-laws, and New Sally, Investor, an affiliate of Investor and the Lavin family stockholders will enter into a stockholders agreement. These documents include, among other things, the following governance provisions:

•	initially, the New Sally board of directors will be evenly divided into three classes, each composed of two Investor designees and two non-Investor designees (initially the directors designated by Alberto-Culver pursuant to the investment agreement);

•	New Sally will take all actions necessary to provide that the initial Investor designees and the initial non-Investor designees included in Class I of the New Sally board of directors on the closing date are nominated for reelection to the New Sally board of directors at the 2007 annual meeting of stockholders of New Sally;

•

following the 2007 annual meeting of stockholders of New Sally until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, so long as the ownership percentage of Investor’s and its affiliates’ and their permitted transferees’ shares of New

Sally common stock in the aggregate equals or exceeds the percentages set forth in the table below, Investor will have the right to designate for nomination or appointment to the New Sally board of directors, a number of individuals set forth opposite the applicable percentage:

Ownership Percentage	Number of Investor Designees
45% or greater	six individuals

less than 45% but equal to or greater than 35%	four individuals

less than 35% but equal to or greater than 25%	three individuals

less than 25% but equal to or greater than 15%	two individuals

less than 15% but equal to or greater than 5%	one individual

•	until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, the Investor designees will have the right to designate for nomination or appointment to the New Sally board of directors the individual to replace any Investor designee upon his retirement, disqualification or removal (other than removal for cause) so long as Investor has the right to designate such a member of the New Sally board of directors under the ownership percentages described above;

•	until the 2007 annual meeting of stockholders of New Sally, the non-Investor designees will have the right to designate for nomination or appointment to the New Sally board of directors the individual to replace any non-Investor designee upon his retirement, disqualification or removal (other than removal for cause);

•	the New Sally board of directors will have an audit committee, compensation committee, nominating and corporate governance committee, executive committee and finance committee, each of which will have four members at least two of whom will be Investor designees;

•	that all of the members of the New Sally audit committee, compensation committee and nominating and corporate governance committee will be independent of New Sally under the rules of the New York Stock Exchange; and

•	an Investor designee will chair the compensation committee, nominating and corporate governance committee and finance committee and all other committees will be chaired by a non-Investor designee.

Completion of the Transactions Is Subject to the Satisfaction or Waiver of a Number of Conditions (see pages [•] and [•])

The obligation of each party to the investment agreement to complete the transactions under the investment agreement that are to occur on the closing date is subject to the satisfaction or waiver of specified conditions set forth in the investment agreement, including:

•	the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement, including the holding company merger and New Sally share issuance, by Alberto-Culver stockholders;

•	the absence of any law, order or injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•	the absence of any proceeding initiated by any governmental entity seeking, and which is reasonably likely to result in the granting of, an injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•	the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the transactions under the investment agreement having expired or been terminated (which period was terminated on July 14, 2006);

•	all notifications and filings required under non-U.S. competition laws having been made; all consents, approvals and authorizations required under non-U.S. competition laws to be made or obtained prior to the closing in order to complete the transactions under the investment agreement having been made or obtained; and all applicable waiting periods under non-U.S. competition laws having been terminated or expired other than those the failure of which to obtain or make would not, individually or in the aggregate, have a material adverse effect on New Alberto-Culver or New Sally;

•	the approval for listing on the New York Stock Exchange of (i) the shares of New Sally common stock to be issued in the holding company merger or subject to options to purchase shares of New Sally common stock that will be outstanding after the distributions and (ii) the shares of New Alberto-Culver common stock to be distributed in the New Alberto-Culver share distribution;

•	receipt by New Sally of a favorable Internal Revenue Service ruling to the effect that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code and receipt by New Sally and Alberto-Culver of an opinion of Sidley Austin LLP (or another law firm of national standing) stating that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code;

•	the absence of a material adverse effect having occurred on New Sally since the date of the investment agreement, in the case of the obligations of Investor to effect the transactions;

•	the receipt of opinions from a valuation firm of national reputation retained by Alberto-Culver and reasonably acceptable to Investor to render specified surplus and solvency opinions, which firm we refer to as the “valuation firm,” by:

•	the Alberto-Culver board of directors or similar body in form and substance reasonably acceptable to such board or body with respect to the surplus or similar concept under the Delaware Limited Liability Company Act, if such board or similar body request such opinion;

•	the New Sally board of directors in form and substance reasonably acceptable to such board with respect to the surplus of New Sally and the solvency of New Sally and its subsidiaries; and

•	the Sally Holdings board of directors in form and substance reasonably acceptable to such board with respect to the surplus of Sally Holdings;

•	the New Sally board of directors having authorized the payment to CD&R of the $30 million transaction fee, in the case of the obligations of Investor to effect the transactions; and

•	other customary conditions set forth in the investment agreement.

New Sally’s obligation to complete the distributions and the other transactions contemplated by the separation agreement is subject to the satisfaction or waiver of further specified conditions set forth in the separation agreement, including:

•	all consents, approvals and authorizations of governmental entities required under applicable laws for the consummation of the distributions having been obtained and being in full force and effect;

•	the absence of any law, order or injunction having the effect of making the distributions or any material provision of the separation agreement illegal or otherwise prohibiting completion of the distributions or the performance of any material provision of the separation agreement;

•	the absence of any proceeding initiated by any governmental entity seeking, and which is reasonably likely to result in, that type of a law, order or injunction;

•	each condition to the investment agreement having been fulfilled or waived by the party for whose benefit that condition exists; and

•	the financings having been completed.

None of the foregoing conditions under the separation agreement may be waived by New Sally without the prior written consent of Alberto-Culver, and none of the conditions in the first four bullet points may be waived by New Sally unless New Sally receives the prior written consent of Investor, which consent may not be unreasonably withheld, conditioned or delayed.

How the Investment Agreement May Be Terminated by Alberto-Culver or Investor (see page [•])

The investment agreement may be terminated at any time before the completion of the transactions:

•	by mutual written consent of Alberto-Culver and Investor;

•	by either Alberto-Culver or Investor:

•	if the transactions have not been completed by April 30, 2007, provided that the terminating party’s failure to fulfill any obligation under the investment agreement is not the cause of the transactions not being completed by April 30, 2007;

•	if Alberto-Culver stockholders fail to adopt the investment agreement and approve the transactions contemplated by the investment agreement at the special meeting of the Alberto-Culver stockholders, which we refer to as the “Alberto-Culver special meeting”; or

•	if the other party has breached or failed to perform its obligations under the investment agreement, such that the closing condition relating to the accuracy of the representations or relating to the performance of covenants of such other party is not capable of being satisfied on or before April 30, 2007; or

•	by Investor:

•	if the Alberto-Culver board of directors fails to recommend that the Alberto-Culver stockholders adopt the investment agreement and approve the transactions contemplated by the investment agreement (other than as a result of the Alberto-Culver board of directors in good faith concluding (after consultation with its outside counsel and the valuation firm) that the surplus and solvency opinions condition is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion);

•	if the Alberto-Culver board of directors or a committee thereof withdraws (or publicly proposes not to make or to withdraw, modify or qualify) such recommendation (other than as a result of the Alberto-Culver board of directors in good faith concluding (after consultation with its outside counsel and the valuation firm) that the surplus and solvency opinions condition is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion);

•	if Alberto-Culver breaches its obligations to call and hold the Alberto-Culver special meeting pursuant to the investment agreement;

•	if the Alberto-Culver board of directors or a committee thereof recommends or accepts an “acquisition proposal” (as that term is described under “The Investment Agreement—Covenants—No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors” beginning on page [•]); or

•	if a tender offer is made by a third party for the stock of Alberto-Culver and Alberto-Culver does not send a statement to its stockholders within 10 business days that it recommends the rejection of the tender offer; or

•	by Alberto-Culver:

•	if the Alberto-Culver board of directors in good faith concludes (after consultation with its outside counsel and the valuation firm) that one or more of the opinions as to the surplus or similar concept of Alberto-Culver, as to the surplus of New Sally and/or as to the solvency of New Sally and its subsidiaries is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion; or

•	if prior to the Alberto-Culver stockholders adopting the investment agreement and approving the transactions contemplated by the investment agreement, the Alberto-Culver board of directors authorizes Alberto-Culver to enter into an agreement for a transaction that constitutes a superior proposal (as that term is described under “The Investment Agreement—No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors” beginning on page [•]), provided that, as conditions to such termination:

•	Alberto-Culver notifies Investor;

•	Alberto-Culver does not enter into a definitive agreement until at least five business days after notice to Investor;

•	the proposal remains a superior proposal in light of any proposed written amendments to the investment agreement made by Investor; and

•	prior to or concurrently with termination Alberto-Culver pays to Investor the $60 million termination fee required by the investment agreement.

Termination Fees May Be Payable Under Some Circumstances (see page [•])

The investment agreement provides that in the event of termination of the investment agreement by either Alberto-Culver or Investor pursuant to the termination provisions described above, the agreement shall forthwith become void and there shall be no liability or obligation on the part of Investor, Alberto-Culver, Merger Sub, New Sally or Sally Holdings or their respective subsidiaries, officers or directors under the agreement other than with respect to the payment of the termination fees described below, the payment of fees and expenses pursuant to the investment agreement and other specified provisions of the investment agreement. The parties to the investment agreement agreed that the termination fees described below are their sole and exclusive remedy in the event of a termination of the investment agreement.

Termination Fee to be Paid by Alberto-Culver

Alberto-Culver has agreed to pay Investor a termination fee in the following circumstances, subject to specified conditions:

•

if (A) the investment agreement has been terminated (1) by either Alberto-Culver or Investor because the transactions have not been completed by April 30, 2007 and the Alberto-Culver special meeting has not occurred, (2) by Investor because of Alberto-Culver’s intentional breach or failure to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement or (3) by either Alberto-Culver or Investor because Alberto-Culver’s stockholders fail to adopt the investment agreement and approve the transactions contemplated by the investment agreement and (B) at any time after the date of the investment agreement and before any termination, an acquisition proposal with respect to Alberto-Culver has been publicly announced, become publicly known or otherwise been publicly communicated to the senior management, board of directors or stockholders of Alberto-Culver, which acquisition proposal is pending at (i) April 30, 2007 in the case of a termination under clause (A)(1), (ii) the time of the breach in the clause of a termination under clause (A)(2) or

(iii) the time of the Alberto-Culver special meeting in the case of clause (A)(3) or any person has publicly announced or it has become publicly known or otherwise publicly communicated to the senior management, board of directors or stockholders of Alberto-Culver that the person, subject to certain conditions, would make an acquisition proposal with respect to Alberto-Culver, then:

•	if within 12 months of the termination of the investment agreement, Alberto-Culver or any of its subsidiaries consummate any acquisition proposal without entering into a definitive agreement with respect to the acquisition proposal, Alberto-Culver will pay Investor $60 million; or

•	if Alberto-Culver or any of its subsidiaries enter into a definitive agreement with respect to an acquisition proposal within 12 months after the termination of the investment agreement, Alberto-Culver will pay Investor $30 million no later than the date of the entry by Alberto-Culver or any of its subsidiaries into a definitive agreement and will pay Investor an additional $30 million on the date of the consummation of the acquisition proposal;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement pursuant to the termination provision described in the first bullet point under “The Investment Agreement—Termination of the Investment Agreement—Termination by Investor” and Investor has not notified Alberto-Culver that Investor desires Alberto-Culver to submit the investment agreement and the transactions contemplated by the investment agreement to the Alberto-Culver stockholders for consideration;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of Alberto-Culver breaching its obligation to call and hold the Alberto-Culver special meeting or a failure to prepare and mail to its stockholders this proxy statement/prospectus—information statement;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of the Alberto-Culver board of directors approving, recommending or accepting an acquisition proposal;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of a tender or exchange offer relating to securities of Alberto-Culver having been commenced by a person unaffiliated with Investor, and Alberto-Culver having failed to send to its stockholders within ten business days after the tender or exchange offer is first published, sent or given, a statement that Alberto-Culver recommends rejection of the tender or exchange offer;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement on the basis of an intentional breach by Alberto-Culver of the representations, warranties or agreements of Alberto-Culver, New Sally or Sally Holdings such that the closing conditions relating to the accuracy of the representations and warranties and performance of covenants of Alberto-Culver, New Sally or Sally Holdings are not capable of being satisfied on or before April 30, 2007; and

•	Alberto-Culver will pay Investor promptly, but in no event later than the date of such termination, $60 million if Alberto-Culver terminates the investment agreement as a result of the Alberto-Culver board authorizing Alberto-Culver to enter into a definitive agreement concerning a transaction that constitutes a superior proposal and Alberto-Culver notifies Investor in writing that it intends to enter into an agreement.

Other than payments due as a result of the first and last bullet points, any termination fee to be paid by Alberto-Culver will be payable as promptly as practicable but in any event no later than the third business day following the date of termination.

Termination Fee to be paid by Investor

Investor has agreed to pay Alberto-Culver a termination fee in the following circumstances, subject to specified conditions:

•	if (i)(A) the closing conditions described under “The Investment Agreement—Conditions to the Completion of the Transactions—Conditions to Obligations of the Parties to Effect the Transactions” (other than in respect of the failure to have received the surplus opinion with respect to Sally Holdings if such failure relates solely to one or more of the effects, changes, circumstances or developments described in the exceptions to the definition of material adverse effect) are satisfied or waived, and the other closing conditions of Investor other than those conditions that by their nature cannot be satisfied until closing and/or cannot be satisfied because the proceeds of the debt financing or any alternative debt financing have not been obtained and (B) the proceeds of the debt financing or any alternative debt financing have not been obtained and (ii) the investment agreement is terminated (1) by Alberto-Culver because Investor has breached or failed to perform its obligations under the investment agreement, such that the closing conditions relating to the accuracy of the representations and performance of covenants of Investor are not capable of being satisfied on or before April 30, 2007 or (2) by either Alberto-Culver or Investor because the transactions have not been completed by April 30, 2007, Investor will pay Alberto-Culver $60 million; or

•	Investor will pay Alberto-Culver $60 million if Alberto-Culver terminates the investment agreement on the basis of an intentional breach by Investor of the representations, warranties or agreements of Investor such that the closing conditions relating to the accuracy of the representations and performance of covenants of Investor are not capable of being satisfied on or before April 30, 2007.

Any termination fee to be paid by Investor will be payable as promptly as practicable but in any event no later than the third business day following the date of termination.

Financing of the Special Cash Dividend; Debt Financing (see page [•])

As noted above, Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis. New Sally will use all or a substantial portion of (i) the proceeds of such investment and (ii) the net proceeds from debt incurred by Sally Holdings and/or one or more of its subsidiaries in order to finance all or a substantial portion of the special cash dividend and to pay certain transaction expenses. In addition, Sally Holdings and/or one or more of its subsidiaries will enter into additional debt financing arrangements to provide funds after the closing date for working capital, capital expenditures and general corporate purposes. The debt financing arrangements to finance a portion of the special cash dividend and the other debt financing arrangements are expected to include:

•	a senior secured term loan facility in an aggregate principal amount of up to $1.14 billion (approximately $1.04 billion of which is expected to be borrowed);

•	an asset-based senior secured revolving credit facility in an aggregate principal amount of up to $400 million, subject to borrowing base limitations (approximately $100 million of which is expected to be borrowed as of the closing date); and

•	either:

•	a combination of up to $430 million aggregate principal amount of senior unsecured notes and up to $280 million aggregate principal amount of senior subordinated unsecured notes;

•	to the extent that the notes are not issued, unsecured senior interim loans in an aggregate principal amount of up to $710 million; or

•	a combination of such notes and loans.

Alberto-Culver Stockholder Approval Is Required to Complete the Transactions (see page [•])

Adoption of the investment agreement and approval of the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, by the affirmative vote of a majority of the outstanding shares of Alberto-Culver common stock is required to complete the transactions.

At the close of business on the Alberto-Culver special meeting record date, Alberto-Culver directors and executive officers as a group owned and were entitled to vote [•] shares of Alberto-Culver common stock, representing approximately [•]% of the outstanding voting power of Alberto-Culver common stock (approximately [•]% if the shares of the Lavin family stockholders and Mr. Howard B. Bernick, President and Chief Executive Officer and a director of Alberto-Culver, are excluded). All of the directors and executive officers of Alberto-Culver that are entitled to vote at the Alberto-Culver special meeting have indicated that they currently intend to vote their shares of Alberto-Culver common stock in favor of adopting the investment agreement and approving the transactions contemplated by the investment agreement. See “The Alberto-Culver Special Meeting—Share Ownership of Management and Certain Stockholders” beginning on page [•].

In connection with the execution of the investment agreement, the Lavin family stockholders entered into a support agreement with Alberto-Culver, New Sally and Investor, pursuant to which the Lavin family stockholders have agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Additionally, Mr. Bernick entered into a similar support agreement with Alberto-Culver, New Sally and Investor. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately [•]% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement.

The Alberto-Culver Board of Directors Recommends the Adoption of the Investment Agreement and Approval of the Transactions Contemplated by the Investment Agreement (see page [•])

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

None of Alberto-Culver, New Alberto-Culver or New Sally Stockholders Have Dissenters’ or Appraisal Rights in Connection with the Transactions (see page [•])

None of Alberto-Culver stockholders, New Sally stockholders or New Alberto-Culver stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

Opinion of Alberto-Culver’s Financial Advisor (see page [•])

Goldman, Sachs & Co., referred to herein as Goldman Sachs, delivered its oral opinion to Alberto-Culver’s board of directors on June 18, 2006, subsequently confirmed by delivery of a written opinion dated June 19, 2006, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the purchase price to be received by New Sally for the New Sally Class A common stock to be purchased by Investor pursuant to the investment agreement was fair from a financial point of view to New Sally. At the time of the issuance of such shares, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

The full text of the written opinion of Goldman Sachs, dated June 19, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of Alberto-Culver’s board of directors in connection with its consideration of the transactions contemplated by the investment agreement and the separation agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Alberto-Culver’s common stock should vote with respect to any aspect of the transactions contemplated by the investment agreement or separation agreement. Pursuant to an engagement letter between Alberto-Culver and Goldman Sachs, upon the consummation of the transactions contemplated by the investment agreement and separation agreement, Alberto-Culver has agreed to pay Goldman Sachs a transaction fee of $16.5 million, all of which is payable upon consummation of the transaction.

Alberto-Culver Executive Officers and Directors and Certain Alberto-Culver Stockholders Have Interests in the Transactions that Are Different from, or in Addition to, the Interests of Alberto-Culver Stockholders Generally (see page [•])

In considering the recommendation of the Alberto-Culver board of directors to adopt the investment agreement and approve the transactions contemplated by the investment agreement, Alberto-Culver stockholders should be aware that certain Alberto-Culver stockholders and Alberto-Culver’s directors and executive officers have interests in the transactions that are different from, or in addition to, the interests of Alberto-Culver stockholders generally as a result of, among other things:

•	Mr. Winterhalter will become the President and Chief Executive Office of New Sally;

•	options to purchase Alberto-Culver common stock issued under Alberto-Culver stock plans and outstanding prior to the completion of the distributions, including those held by executive officers and directors, will be ultimately converted into fully exercisable options to purchase New Alberto-Culver common stock in the case of employees who will be employed by New Alberto-Culver and non-employee directors who will be directors of New Alberto-Culver after the closing date (along with Mr. Michael H. Renzulli, Chairman of Sally Holdings), or New Sally common stock, in the case of employees who will be employed by New Sally and non-employee directors who will be directors of New Sally after the closing date, upon completion of the distributions (approximately 1,322,559 options held by executive officers and directors would vest if the transactions were to be completed on June 30, 2006) and restrictions upon restricted stock issued under Alberto-Culver’s restricted stock plans and Management Bonus Plan awarded prior to completion of the distributions, including those held by executive officers, will lapse (restrictions on 11,813 shares of restricted stock held by executive officers would lapse if the transactions were to be completed on June 30, 2006);

•	the accelerated payout of prorated (i) bonuses under the Alberto-Culver Management Incentive Plan and (ii) incentive pay under the Alberto-Culver Shareholder Value Incentive Plan to Alberto-Culver and Sally Holdings executives;

•	the accelerated payout of deferred compensation benefits to Sally Holdings executives;

•	severance arrangements maintained for Alberto-Culver executive officers other than Mrs. Bernick and Messrs. Bernick and Renzulli that provide for cash severance pay valued in an aggregate amount of approximately $5,553,400 (generally based on a specified multiple of their then current salary and the average of their annual bonuses over the five years prior to their termination) and other benefits, if their employment is terminated between June 19, 2006 and two years following completion of the transactions;

•	a new severance arrangement to be maintained by New Sally for Mr. Winterhalter that provides for a lump-sum cash severance payment, which payment as of June 30, 2006, would be an amount equal to $3,133,520, and other benefits if his employment is terminated, with certain exceptions, within two years after a change in control of New Sally;

•	a termination agreement between Mr. Bernick and Alberto-Culver, pursuant to which Mr. Bernick would receive, upon completion of the transactions, (i) a lump sum payment equal to $6,723,200 in respect of the waiver of his severance agreement; (ii) a lump sum payment equal to $2,660,000 as a retirement bonus and (iii) certain other benefits;

•	a termination and consulting agreement among Mr. Renzulli, Alberto-Culver and Sally Holdings, pursuant to which Mr. Renzulli would (A) receive, upon completion of the transactions, (i) a lump sum payment equal to $3,641,034 in respect of the waiver of his severance agreement and (ii) certain other benefits and (B) be paid $500,000 per year to provide certain consulting services to Sally Holdings for a period of three years following completion of the transactions; and

•	the stockholders agreement to be entered into among New Sally, Investor, an affiliate of Investor and the Lavin family stockholders providing for, among other things, certain registration rights in connection with the Lavin family stockholders’ ownership of shares of New Sally common stock.

Investor, Alberto-Culver, New Sally and the Lavin Family Stockholders Have Entered into or, Prior to Completion of the Transactions, Will Enter into Additional Agreements Relating to the Voting of the Lavin Family Stockholders’ Common Stock of Alberto-Culver with Respect to the Transactions and Certain Rights with Respect to New Sally (see page [•])

The Lavin family stockholders have entered into a support agreement, which will govern their voting of common stock of Alberto-Culver in connection with the transactions, and prior to the time of the distributions, will enter into a stockholders agreement that will contain provisions regarding their ongoing relationship as stockholders of New Sally.

Investor, Alberto-Culver, New Sally and Howard B. Bernick Have Entered into a Support Agreement Relating to the Voting of Mr. Bernick’s Common Stock of Alberto-Culver with Respect to the Transactions (see page [•])

Mr. Bernick has entered into a support agreement, which will govern his voting of common stock of Alberto-Culver in connection with the transactions.

Completion of the Transactions Is Subject to Antitrust Approvals (see page [•])

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the transactions may not be completed until a Notification and Report Form has been filed with the Antitrust Division of the U.S. Department of Justice, which we refer to as the “DOJ,” and the Federal Trade Commission, which we refer to as the “FTC,” and the specified 30-day waiting period has been observed. The Fund and Alberto-Culver filed Notification and Report Forms with the DOJ and FTC on July 7, 2006. The parties received early termination of the waiting period on July 14, 2006. At any time before or after completion of the transactions, the DOJ, FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to conditionally approve the transactions.

Antitrust approvals for the transactions are also required to be obtained from governmental authorities in Germany and Ireland. The parties submitted both applications for such approvals on July 19, 2006. The German Federal Cartel Office approved the transaction on July 27, 2006.

Accounting Treatment (see page [•])

Notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver and Sally Holdings will be considered the “accounting spinee” for financial reporting purposes in accordance with Emerging Issues Task Force, “EITF” Issue No. 02-11, “Accounting for Reverse Spinoffs.”

As a Condition to Completion of the Transaction, New Alberto-Culver and New Sally Common Stock Issued in the Transactions Will Each Be Listed on the New York Stock Exchange (see pages [•] and [•])

It is a condition to completion of the transactions that each of the shares of New Sally common stock to be issued in the holding company merger and the shares of New Alberto-Culver common stock to be distributed in the Alberto-Culver share distribution will be listed on the New York Stock Exchange. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “[•].”

The Transactions, Including the Performance of New Alberto-Culver and New Sally, Involve a Number of Risks

There are a number of risks relating to the transactions and to the businesses of New Alberto-Culver and New Sally. See “Risk Factors” beginning on page [•] of this proxy statement/prospectus—information statement for a discussion of these and other risks and see also the documents that Alberto-Culver has filed with the SEC and which are incorporated by reference into this proxy statement/prospectus—information statement.

Questions and Answers About the Transactions

Why am I receiving this document?	We are delivering this document to you because it is serving as a proxy statement of Alberto-Culver, a prospectus of New Sally and an information statement of New Sally. It is a proxy statement because Alberto-Culver is using it to solicit the approval by its stockholders of the adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. It is a prospectus because New Sally is offering shares of its common stock to stockholders of Alberto-Culver in the holding company merger. It is an information statement because New Sally is using it to distribute to persons that will be its stockholders (i.e., current Alberto-Culver stockholders) information relating to New Alberto-Culver and the New Alberto-Culver share distribution.

What am I being asked to vote upon?	You are being asked to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Who can vote on the Alberto-Culver proposal?	Holders of record of Alberto-Culver common stock at the close of business on [•], 2006, the record date for the Alberto-Culver special meeting, can vote their shares by proxy by completing, signing, dating and returning their proxy card in the enclosed, postage-paid envelope or by submitting their proxy by telephone or Internet as described in this proxy statement/prospectus—information statement or they may vote in person at the Alberto-Culver special meeting. See “The Alberto-Culver Special Meeting—Purpose, Time and Place” beginning on page [•].

When and where is the special meeting of Alberto-Culver stockholders?	The special meeting of Alberto-Culver stockholders will take place on [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time.

What will happen at the special meeting?	At the special meeting, holders of Alberto-Culver common stock will vote on whether to adopt the investment agreement and approve the transactions contemplated by the investment agreement. The parties to the investment agreement cannot complete the transactions without the approval of the holders of a majority of the shares of Alberto-Culver common stock. See “The Alberto-Culver Special Meeting” beginning on page [•].

What do I need to do to vote?

You may vote:

•     by telephone, by calling the toll-free number 800-652-VOTE (8683) in the United States, Canada or Puerto Rico on a touch-tone phone and following the recorded instructions;

•     by accessing the Internet website at http://www.computershare.com/expressvote and following the instructions on the website; or

•     by mail, by completing the enclosed proxy card, signing and dating the proxy card and returning the proxy card in the enclosed, postage-paid envelope that accompanied that proxy card.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?	Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted.

What happens if I do not respond?	The failure to respond by returning your signed proxy card, voting by telephone or voting over the Internet will have the same effect as voting against the proposal unless you vote for the proposal in person at the Alberto-Culver special meeting.

Can I change my vote after I submit my proxy card?

Yes. If you are a holder of record of Alberto-Culver common stock and have properly completed and submitted your proxy card, you can change your vote in any of the following ways:

•     by sending a written notice to the corporate secretary of Alberto-Culver that is received prior to the special meeting stating that you revoke your proxy;

•     by properly completing and submitting a new proxy card bearing a later date that is received prior to the special meeting; or

•     by attending the special meeting and voting in person.

Simply attending the special meeting will not revoke a proxy.

If you are a holder whose shares are held in “street name” by your broker and you have directed that person to vote your shares, you must instruct that person to change your vote if you wish to so change your vote.

When will the special meeting take place relative to the transactions?

We expect that:

•      a week to 10 days prior to the special meeting the New Sally board of directors will declare the conditional distributions and set the record date for such distributions;

•      the special meeting will be held on [•], 2006; and

•      the record date for the distributions and, assuming the conditions in the investment agreement and separation agreement have been satisfied or waived, the date of the closing of the transactions, which will be the same date, will be on a date one to three business days after the special meeting.

When will the transactions be completed?	We are working to complete the transactions as quickly as reasonably possible. If approved by the Alberto-Culver stockholders, we hope to complete the transactions in the fourth calendar quarter of 2006. However, it is possible that factors outside our control could require us to complete the transactions at a later time or not to complete them at all. See “The Investment Agreement—Conditions to the Completion of the Transactions” beginning on page [•].

If the transactions are completed, when and how will I receive my shares of New Sally common stock, New Alberto-Culver common stock and the special cash dividend?

If the transactions are completed, you will receive your shares and the $25.00 per share special cash dividend as follows:

•      New Sally and New Alberto-Culver Shares. The exchange agent will:

•      record in the stock transfer records of New Sally the issuance of one share of New Sally common stock to each holder of Alberto-Culver common stock as of the effective time of the holding company merger for each share of Alberto-Culver common stock then held of record; and

•      record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share of New Sally common stock then held of record.

In addition, following the closing date, the exchange agent for the holding company merger will mail you a letter of transmittal and instructions on how to surrender your shares of Alberto-Culver common stock. Upon surrender of such shares to the exchange agent, the exchange agent will mail to you a certificate representing the number of shares of New Sally common stock into which your shares of Alberto-Culver common stock were converted in the holding company merger and a certificate representing the number of shares of New Alberto-Culver common stock you were distributed in the New Alberto-Culver share distribution. If your shares are held in “street name” with a broker, the exchange agent will send your new shares to your broker without any action required by you.

•      Special Cash Dividend. Following the closing date, the distribution agent will pay you or your broker, if your shares are held in “street name,” the $25.00 per share special cash dividend.

What should I do now?	After carefully reading and considering the information contained in this proxy statement/prospectus—information statement, including the investment agreement, separation agreement and tax allocation agreement attached to this proxy statement/prospectus—information statement as Annexes A, B and C, respectively, you should complete, sign and date your proxy card and return it in the enclosed, postage-paid envelope or submit your proxy by telephone or over the Internet as soon as possible so that your shares will be represented and voted at the Alberto-Culver special meeting. If you submit a proxy and do not indicate how to vote, Alberto-Culver will count the proxy as a vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement.

Who can answer my questions?

If you have any questions regarding the transactions or the Alberto-Culver special meeting or any other matter described in this proxy statement/prospectus—information statement, or if you need assistance in voting your shares, please contact:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, IL 60160

Attn: Investor Relations

Tel: (708) 450-3000

or

Morrow & Co. Inc.

470 West Avenue—3rd Floor

Stamford, CT 06902

Tel: (800) 607-0088

Selected Historical Consolidated Financial Information of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)

The following table sets forth selected historical consolidated financial information for Alberto-Culver. Notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” As such, the historical consolidated financial information presented below for Alberto-Culver (accounting predecessor to New Alberto-Culver) reflects historical consolidated financial information that previously has been filed with the SEC by Alberto-Culver. After the transactions occur, New Alberto-Culver will report the historical consolidated results of operations (subject to certain adjustments) of New Sally in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date.

The selected historical consolidated financial information of Alberto-Culver is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” beginning on page [•] and the consolidated financial statements and notes of Alberto-Culver as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005. The results of operations information for the fiscal years ended September 30, 2005, 2004 and 2003 and the financial condition information as of September 30, 2005 and 2004 is derived from the audited consolidated financial statements of Alberto-Culver included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the fiscal years ended September 30, 2002 and 2001 and the financial condition information as of September 30, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of Alberto-Culver not included in this proxy statement/prospectus—information statement. The results of operations information for the six month periods ended March 31, 2006 and 2005 and the financial condition information as of March 31, 2006 are derived from the unaudited consolidated financial statements of Alberto-Culver included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2005 is derived from unaudited consolidated financial statements of Alberto-Culver not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Alberto-Culver include, in Alberto-Culver’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Alberto-Culver for the dates set forth in the table below. You should read the following information in conjunction with the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver beginning on page [•]. The historical consolidated financial information of Alberto-Culver would have been different had New Alberto-Culver been operated independently. The historical consolidated financial information of Alberto-Culver may not be a reliable indicator of future results of operations of New Alberto-Culver. The amounts in the table below are in thousands.

Selected Historical Consolidated Financial Information of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)

	Six Months Ended March 31,				Fiscal Year Ended September 30,
	2006		2005		2005		2004		2003	2002	2001
	(unaudited)
Results of operations information:
Net sales	$1,845,043		1,731,609		3,531,231		3,257,996		2,891,417	2,650,976	2,379,117
Cost of products sold	947,378		901,389		1,757,734		1,610,522		1,449,250	1,342,964	1,217,233
Interest expense	5,198		5,375		10,608		25,744		25,743	26,013	27,309
Earnings before provision for income taxes	166,192	(a)	151,533	(b)	324,463	(b)	212,644	(c)	251,400	211,792	167,236	(e)
Provision for income taxes	57,238	(a)	53,037	(b)	113,562	(b)	70,874	(c)	89,247	74,127	56,860	(e)
Net earnings	108,954	(a)	98,496	(b)	210,901	(b)	141,770	(c)	162,153	137,665	110,376	(e)
Net earnings per share(d):
Basic	1.18	(a)	1.08	(b)	2.31	(b)	1.57	(c)	1.85	1.60	1.31	(e)
Diluted	1.17	(a)	1.06	(b)	2.27	(b)	1.54	(c)	1.80	1.55	1.27	(e)

Financial condition information (at period end):
Working capital	$751,604		608,123		653,694		585,999		699,980	523,770	486,646
Cash, cash equivalents and short-term investments	221,784		106,225		168,491		201,889		370,148	217,485	202,839
Property, plant and equipment, net	348,295		327,494		335,400		293,901		264,335	247,850	235,822
Total assets	2,415,395		2,185,426		2,302,123		2,058,780		1,945,609	1,729,491	1,516,501
Long-term debt	122,099		124,665		124,084		121,246		320,587	320,181	321,183
Stockholders’ equity	1,643,600		1,442,876		1,531,622		1,313,706		1,062,129	862,459	736,009

(a)	Effective October 1, 2005, Alberto-Culver adopted Statement of Financial Accounting Standards (SFAS) No. 123 (R), Share Based Payments, using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). As a result, Alberto-Culver recorded stock option expense for the six months ended March 31, 2006 that reduced earnings before provision for income taxes by $10.0 million, provision for income taxes by $3.5 million, net earnings by $6.5 million and basic and diluted net earnings per share by seven cents. In accordance with the modified prospective method under SFAS No. 123 (R), the financial statements of Alberto-Culver for prior periods have not been restated.
(b)	Fiscal year 2005 includes a non-cash charge related to the conversion to one class of common stock. For the full fiscal year 2005, this non-cash charge reduced earnings before provision for income taxes by $14.5 million, provision for income taxes by $5.1 million, net earnings by $9.4 million and basic and diluted net earnings per share by ten cents. For the six months ended March 31, 2005, this non-cash charge reduced earnings before provision for income taxes by $7.4 million, provision for income taxes by $2.6 million, net earnings by $4.8 million and basic and diluted net earnings per share by five cents.
(c)	Fiscal year 2004 includes the following non-core items, which reduced earnings before provision for income taxes by $88.0 million, net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively:
•	Non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $85.6 million, net earnings by $55.6 million and basic and diluted net earnings per share by 62 cents and 61 cents, respectively.
•	Gain from the sale of Alberto-Culver’s Indola European professional business which increased earnings before provision for income taxes by $10.1 million, net earnings by $5.7 million and basic and diluted net earnings per share by six cents.
•	Charge related to the early redemption of Alberto-Culver’s $200 million of 8.25% senior notes which reduced earnings before provision for income taxes by $12.6 million, net earnings by $8.2 million and basic and diluted net earnings per share by nine cents.
•	Tax benefit from the liquidation of certain Indola foreign legal entities which reduced the provision for income taxes by $4.4 million and increased net earnings by $4.4 million and basic and diluted net earnings per share by five cents.
(d)	Net earnings per share have been restated to reflect the 3-for-2 stock split in the form of a 50% stock dividend on outstanding shares in February, 2004.
(e)	Alberto-Culver implemented SFAS No. 142, Goodwill and Other Intangible Assets, in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, provision for income taxes, net earnings and net earnings per share for fiscal year 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Alberto-Culver

The following table sets forth summary unaudited condensed pro forma consolidated financial information of New Alberto-Culver. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” beginning on page [•] and the historical consolidated financial statements and notes of Alberto-Culver as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six months ended March 31, 2006 and 2005 included elsewhere in this proxy statement/prospectus—information statement.

The unaudited condensed pro forma consolidated results of operations information of New Alberto-Culver for the six months ended March 31, 2006 and the fiscal year ended September 30, 2005 has been prepared as though the transactions had occurred as of October 1, 2004. The unaudited condensed pro forma consolidated balance sheet information of New Alberto-Culver as of March 31, 2006 has been prepared as though the transactions had occurred on March 31, 2006.

The unaudited condensed pro forma consolidated financial information of New Alberto-Culver is derived from the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver. The unaudited condensed pro forma consolidated financial statements of New Alberto-Culver are derived from the historical consolidated financial statements of Alberto-Culver and adjusted to give effect to:

•	the contribution of Alberto-Culver to New Alberto-Culver;

•	the distribution of approximately 92,757,271 shares of New Alberto-Culver common stock in connection with the New Alberto-Culver share distribution;

•	the receipt of all of the cash of Sally Holdings other than the amount described under “The Separation Agreement—Covenants”; and

•	the removal of the operations of Sally Holdings.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of March 31, 2006.

The pro forma adjustments are based upon available information and assumptions that management of New Alberto-Culver believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to changes in certain costs New Alberto-Culver expects to incur associated with operating as a stand-alone company.

	Six Months Ended March 31, 2006	Fiscal Year Ended September 30, 2005
	(in thousands)
Unaudited pro forma statement of earnings information:
Net sales	$692,087	$1,306,305
Operating earnings	42,822	112,130
Earnings from continuing operations before provision for income taxes	40,548	107,357
Net earnings	31,471	77,564

Unaudited pro forma balance sheet information (at period end):
Total assets	1,190,177	—
Long-term debt	121,282	—
Total stockholders’ equity	709,854	—

See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Alberto-Culver” beginning on page [•].

Selected Historical Consolidated Financial Information of Sally Holdings

The following table sets forth selected historical consolidated financial information of Sally Holdings, which following the transactions will be a wholly-owned subsidiary of New Sally and will continue to own the equity of the companies that own and operate the Sally/BSG distribution business. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings” beginning on page [•] and the consolidated financial statements and notes of Sally Holdings as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005. The results of operations information for the fiscal years ended September 30, 2005, 2004 and 2003 and the financial condition information as of September 30, 2005 and 2004 is derived from the audited consolidated financial statements of Sally Holdings included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the fiscal years ended September 30, 2002 and 2001 and the financial condition information as of September 30, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of Sally Holdings not included in this proxy statement/prospectus—information statement. The results of operations information for the six months ended March 31, 2006 and 2005 and the financial condition information as of March 31, 2006 are derived from the unaudited consolidated financial statements of Sally Holdings included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2005 is derived from the unaudited consolidated financial statements of Sally Holdings not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Sally Holdings include, in Sally Holdings’ management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Sally Holdings for the dates set forth in the table below. You should also read the following information in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” beginning on page [•] and the consolidated financial statements and notes of Alberto-Culver as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005 included elsewhere in this proxy statement/prospectus—information statement, and the unaudited condensed pro forma consolidated financial statements of New Sally beginning on page [•]. The historical consolidated financial information of Sally Holdings has been derived from the financial statements and accounting records of Alberto-Culver and reflects assumptions and allocations made by Alberto-Culver. The historical consolidated financial information of Sally Holdings would have been different had Sally Holdings been operated independently. The historical consolidated financial information of Sally Holdings may not be a reliable indicator of future results of operations of Sally Holdings. The amounts in the table below are in thousands.

We have not provided financial information of New Sally because, prior to the transactions, it will have no assets, liabilities or operations other than incident to its formation and the ownership of Merger Sub and New Alberto-Culver, each of which has no assets, liabilities or operations other than incident to its formation.

Selected Historical Consolidated Financial Information of Sally Holdings

	Six Months Ended March 31,				Fiscal Year Ended September 30,
	2006		2005		2005		2004		2003	2002	2001
	(unaudited)
Results of operations information:
Net sales	$1,167,456		1,111,337		2,254,307		2,097,667		1,824,008	1,667,052	1,460,137
Cost of products sold and distribution expenses	630,629		606,661		1,227,307		1,146,814		1,016,941	952,096	837,422
Interest expense	1,041		2,064		4,109		3,434		1,508	2,149	3,740
Earnings before provision for income taxes	105,632	(a)	92,044	(b)	189,615	(b)	167,369	(c)	169,718	154,810	142,356	(d)
Provision for income taxes	40,653	(a)	35,430	(b)	73,154	(b)	62,059	(c)	62,205	57,026	53,067	(d)
Net earnings	64,979	(a)	56,614	(b)	116,461	(b)	105,310	(c)	107,513	97,784	89,289	(d)

Financial condition information (at period end):
Working capital	$446,786		378,535		382,482		377,708		383,643	300,585	289,459
Cash, cash equivalents and short-term investments	62,819		28,834		38,612		68,003		118,214	71,497	62,460
Property and equipment, net	145,671		146,495		149,354		125,810		93,691	81,497	77,353
Total assets	1,246,655		1,205,095		1,225,507		1,102,428		932,163	838,724	656,484
Long-term debt, including notes payable to affiliated companies	817		73,879		18,828		34,872		24,173	12,747	9,849
Stockholder’s equity	967,661		843,407		900,296		786,163		678,166	575,868	465,024

(a)	Effective October 1, 2005, Sally Holdings adopted SFAS No. 123 (R), using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). As a result, Sally Holdings recorded stock option expense for the six months ended March 31, 2006 that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million and net earnings by $2.0 million. In accordance with the modified prospective method under SFAS No. 123 (R), the financial statements of Sally Holdings for prior periods have not been restated.
(b)	Fiscal year 2005 includes a non-cash charge related to Alberto-Culver’s conversion to one class of common stock. For the full fiscal year 2005, this non-cash charge reduced earnings before provision for income taxes by $4.1 million, provision for income taxes by $1.5 million and net earnings by $2.6 million. For the six months ended March 31, 2005, this non-cash charge reduced earnings before provision for income taxes by $2.0 million, provision for income taxes by $0.7 million and net earnings by $1.3 million.
(c)	Fiscal year 2004 includes a non-cash charge related to Alberto-Culver’s conversion to one class of common stock which reduced earnings before provision for income taxes by $27.0 million, provision for income taxes by $9.4 million and net earnings by $17.6 million.
(d)	Sally Holdings adopted SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, provision for income taxes and net earnings for fiscal year 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Sally

The following table sets forth summary unaudited condensed pro forma consolidated financial information of New Sally. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings” beginning on page [•] and the historical consolidated financial statements and notes of Sally Holdings as of September 30, 2005 and 2004 and for the each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six months ended March 31, 2006 and 2005, included elsewhere in this proxy statement/prospectus—information statement.

The unaudited condensed pro forma consolidated results of operations information of New Sally for the six months ended March 31, 2006 and the fiscal year ended September 30, 2005 has been prepared as though the transactions had occurred as of October 1, 2004. The unaudited condensed pro forma consolidated balance sheet information of New Sally as of March 31, 2006 has been prepared as though the transactions had occurred on March 31, 2006.

The unaudited condensed pro forma consolidated financial information of New Sally is derived from the unaudited condensed pro forma consolidated financial statements of New Sally. The unaudited condensed pro forma consolidated financial statements of New Sally are derived from the historical consolidated financial statements of Sally Holdings and adjusted to give effect to:

•	the issuance of approximately 92,757,271 shares of New Sally common stock in connection with the holding company merger;

•	the contribution of Sally Holdings to New Sally by Alberto-Culver;

•	the issuance of shares of New Sally Class A common stock to Investor and the subsequent conversion of such shares into approximately 85,622,096 shares of New Sally common stock;

•	the receipt of $575 million from Investor in consideration for the issuance of the shares of New Sally Class A common stock described above;

•	the incurrence by Sally Holdings and/or one or more of its subsidiaries of approximately $1.85 billion of indebtedness and approximately $42.4 million in associated costs;

•	the transfer of all of the cash of Sally Holdings to Alberto-Culver, other than the amount described under “The Separation Agreement—Covenants”;

•	the payment to Alberto-Culver and Investor of the amounts described under “The Investment Agreement—Fees and Expenses”; and

•	the payment of a $25.00 per share cash dividend to New Sally stockholders of record as of the record date for the distributions.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of March 31, 2006.

The pro forma adjustments are based upon available information and assumptions that management of New Sally believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to additional costs New Sally expects to incur associated with operating as a stand-alone company.

	Six Months Ended March 31, 2006	Fiscal Year Ended September 30, 2005
	(in thousands)
Unaudited pro forma statement of earnings information:
Net sales	$1,167,456	$2,254,307
Operating earnings	120,290	223,746
Earnings before provision for income taxes	37,506	56,789
Net earnings	22,740	34,231

Unaudited pro forma balance sheet information (at period end):
Total assets	1,263,660	—
Long-term debt	1,840,417	—
Total stockholders’ deficit	(887,267)	—

See “Selected Historical Consolidated Financial Information of Sally Holdings” beginning on page [•] and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on page [•].

Comparative Historical and Unaudited Pro Forma Per Share Information

The following table sets forth certain historical per share information of Alberto-Culver common stock and pro forma per share information of New Alberto-Culver common stock and New Sally common stock. This information should be read in conjunction with the selected historical consolidated financial information of Alberto-Culver and Sally Holdings included elsewhere in this proxy statement/prospectus—information statement, the historical consolidated financial statements of Alberto-Culver (accounting predecessor to New Alberto-Culver) and Sally Holdings, respectively, and related notes included elsewhere in this proxy statement/prospectus—information statement, the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver beginning on page [•] of this proxy statement/prospectus—information statement and the unaudited condensed pro forma consolidated financial statements of New Sally beginning on page [•] of this proxy statement/prospectus—information statement. The historical per share information is derived from the audited consolidated financial statements of Alberto-Culver as of and for the fiscal year ended September 30, 2005 and the unaudited consolidated financial statements of Alberto-Culver as of and for the six months ended March 31, 2006. The New Alberto-Culver unaudited pro forma information is derived from the unaudited condensed pro forma consolidated financial statements for the fiscal year ended September 30, 2005 and as of and for the six months ended March 31, 2006. The New Sally unaudited pro forma information is derived from the unaudited condensed pro forma consolidated financial statements for the fiscal year ended September 30, 2005 and as of and for the six months ended March 31, 2006. The unaudited pro forma information provided below is for illustrative purposes only. New Alberto-Culver and New Sally would have performed differently had they always been separate, stand-alone companies rather than their businesses being part of Alberto-Culver. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been separate, stand-alone companies or the future results that New Alberto-Culver or New Sally will experience following the transactions.

	Six Months Ended March 31, 2006	Fiscal Year Ended September 30, 2005
ALBERTO-CULVER—HISTORICAL:
Net earnings per share:
Basic	$1.18	$2.31
Diluted	1.17	2.27
Book value per share (at period end):
Basic	17.85	16.75
Diluted	17.70	16.50
Cash dividends declared per share	.23	.445

NEW ALBERTO-CULVER—UNAUDITED PRO FORMA:
Net earnings from continuing operations per share:
Basic	.34	.85
Diluted	.33	.82
Book value per share (at period end):
Basic	7.69	—
Diluted	7.49	—

NEW SALLY—UNAUDITED PRO FORMA:
Net earnings per share:
Basic	.13	.19
Diluted	.13	.19
Book value per share (at period end):
Basic	(5.00)	—
Diluted	(4.95)	—

Market Price Data and Price Range of Alberto-Culver Common Stock and Dividends

Alberto-Culver common stock is currently traded on the New York Stock Exchange under the symbol “ACV.” On June 16, 2006, the last trading day before the announcement of the investment agreement, the last reported sales price of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape was $46.68. On [•], 2006, the last reported sales price of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape was $[•]. The following table sets forth the high and low sales prices of Alberto-Culver common stock as reported on the New York Stock Exchange Composite Tape for the periods referenced below.

	2006				2005		2004
	High		Low		High	Low	High	Low
Fiscal Quarter
1st Quarter	$46.69		$41.89		$48.84	$41.61	$42.93	$39.23
2nd Quarter	50.62		42.51		56.31	46.40	46.95	39.51
3rd Quarter	49.50		44.00		48.38	41.70	50.28	43.81
4th Quarter	49.33	*	46.35	*	47.12	42.17	52.30	41.66

*	The high and low price for the fourth quarter in fiscal year 2006 is based on information available as of July 31, 2006.

Alberto-Culver paid a quarterly dividend of $0.07 per share during the first quarter of fiscal year 2004. During the second, third and fourth quarters of fiscal year 2004 and during the first quarter of fiscal year 2005, Alberto-Culver paid quarterly dividends of $0.10 per share. During the second, third and fourth quarters of fiscal year 2005, and in the first and second quarters of fiscal year 2006, Alberto-Culver paid dividends of $0.115 per share. In the third quarter of fiscal year 2006, Alberto-Culver paid a dividend of $0.13 per share of common stock.

Market Price Data and Price Range of New Alberto-Culver and New Sally Common Stock and Dividends

Market price data and price range and dividend data for New Alberto-Culver and New Sally have not been presented, as they are currently wholly-owned subsidiaries of Alberto-Culver and their common stock does not trade separately from Alberto-Culver’s common stock.

There is currently no market for the New Alberto-Culver common stock or the New Sally common stock. It is a condition to completion of the transactions that the New Sally common stock and New Alberto-Culver common stock be approved for listing on the New York Stock Exchange, subject to official notice of issuance. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV” and New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the symbol “[•].”

New Alberto-Culver expects that following completion of the transactions, it will pay a regular quarterly dividend of $[•] (equivalent to $[•] annually) per share of outstanding New Alberto-Culver common stock. New Sally expects that following completion of the transactions, it will not pay a regular quarterly dividend.

RISK FACTORS

In addition to the other information that we have incorporated by reference in this proxy statement/prospectus—information statement and the matters addressed in “Special Note Regarding Forward-Looking Statements” beginning on page [•], you should carefully consider and evaluate all of the information in this proxy statement/prospectus—information statement, including the risk factors listed below. These risks describe what we believe to be material risks of the transactions to Alberto-Culver stockholders and material risks relating to the business of New Alberto-Culver and New Sally. There may, however, be additional risks not described herein that could materially and adversely affect the transactions, New Alberto-Culver or New Sally.

Risks Relating to the Transactions

The historical consolidated financial information of Sally Holdings and the unaudited condensed pro forma consolidated financial information of New Sally are not representative of New Sally’s future financial position, future results of operations or future cash flows nor do they reflect what New Sally’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The historical consolidated financial information of Sally Holdings included in this proxy statement/prospectus—information statement is not representative of New Sally’s future financial position, future results of operations or future cash flows nor does it reflect what New Sally’s financial position, result of operations or cash flows would have been as a stand-alone company during the periods presented. This is primarily because:

•	Sally Holdings’ historical consolidated financial information reflects allocation of expenses from Alberto-Culver. Those allocations may be different from the comparable expenses New Sally would have incurred as a stand-alone company.

•	Sally Holdings’ working capital requirements historically have been satisfied as part of Alberto-Culver’s corporate-wide cash management policies. In connection with the transactions, Sally Holdings and/or one or more of its subsidiaries will incur a large amount of indebtedness and will therefore assume significant debt service costs. As a result, New Sally’s cost of debt and capitalization will be significantly different from that reflected in Sally Holdings’ historical consolidated financial information.

•	As a result of the transactions, there will be significant changes in the cost structure of New Sally from that of Sally Holdings, including the cost to establish appropriate accounting and reporting system, debt service obligations and other costs of being a stand-alone company.

The unaudited condensed pro forma consolidated financial information of New Sally included in this proxy statement/prospectus—information statement includes adjustments to reflect some of the factors described above. The pro forma adjustments are based upon available information and assumptions that New Sally believes are reasonable; however, its assumptions may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements of New Sally do not give effect to on-going additional costs that it expects to incur in connection with being a stand-alone company. The unaudited condensed pro forma consolidated statements of earnings also do not give effect to certain initial separation costs. Accordingly, the unaudited condensed pro forma consolidated financial statements of New Sally are not representative of New Sally’s future financial position, future results of operations or future cash flows nor do they reflect what New Sally’s financial position, result of operations or cash flows would have been as a stand-alone company during the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings” and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on pages [•] and [•], respectively, and the historical consolidated financial statements of Sally Holdings and the notes to those statements included elsewhere in this proxy statement/prospectus—information statement.

The historical consolidated financial information of Alberto-Culver and the unaudited condensed pro forma consolidated financial information of New Alberto-Culver are not representative of New Alberto-Culver’s future financial position, future results of operations or future cash flows nor do they reflect what New Alberto-Culver’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

As noted elsewhere in this proxy statement/prospectus—information statement, New Alberto-Culver will be considered the divesting entity in the transactions and treated as the “accounting successor” to Alberto-Culver for financial reporting purposes in accordance with EITF No. 02-11. After the transactions occur, New Alberto-Culver will report the historical consolidated results of operations of Sally Holdings in discontinued operations in accordance with the provisions of SFAS No. 144. Pursuant to SFAS No. 144, this presentation is not permitted until the closing date. Because the historical consolidated financial information of Alberto-Culver included elsewhere in this proxy statement/prospectus—information statement includes the results of Sally Holdings, it is not representative of New Alberto-Culver’s future financial position, future results of operations or future cash flows nor does it reflect what New Alberto-Culver’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The unaudited condensed pro forma consolidated financial information of New Alberto-Culver included in this proxy statement/prospectus—information statement includes adjustments to reflect the divestiture of Sally Holdings. The pro forma adjustments are based upon available information and assumptions that New Alberto-Culver believes are reasonable; however, its assumptions may not prove to be accurate. In addition, the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver do not give effect to on going additional costs that it expects to incur in connection with being a stand-alone company. The unaudited condensed pro forma consolidated statements of earnings also do not give effect to certain initial separation costs. Accordingly, the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver are not representative of New Alberto-Culver’s future financial position, future results of operations or future cash flows nor does it reflect what New Alberto-Culver’s financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented. See “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” and “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Alberto-Culver” beginning on pages [•] and [•], respectively, and the historical consolidated financial statements of Alberto-Culver and the notes to those statements included elsewhere in this proxy statement/prospectus—information statement.

Neither New Sally nor New Alberto-Culver may realize the anticipated benefits from the transactions.

The success of the transactions will depend, in part, on the ability of each of New Alberto-Culver and New Sally to realize the anticipated benefits of the transactions. These anticipated benefits are described under “The Transactions—Alberto-Culver’s Reasons for the Transactions; Recommendation of the Alberto-Culver Board of Directors.” During the past five fiscal years, New Alberto-Culver’s and New Sally’s respective businesses experienced significant net sales and earnings growth. There can be no assurance that either will be able to achieve comparable growth in the future.

The separation of New Alberto-Culver and New Sally may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of separating New Alberto-Culver and New Sally. These difficulties include:

•	the challenge of effecting the separation while carrying on the ongoing operations of each business;

•	preserving customer, distribution, supplier and other important relationships of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including systems, insurance, accounting, legal, finance, tax and human resources, for each of the two new public companies.

New Alberto-Culver and New Sally may not successfully or cost-effectively separate the companies. The failure to do so could have an adverse effect on each of New Alberto-Culver’s and New Sally’s business, financial condition and results of operations.

The process of separating operations could cause an interruption of, or loss of momentum in, the activities of one or more of each of New Alberto-Culver’s and New Sally’s businesses. Members of each of New Alberto-Culver’s and New Sally’s senior management may be required to devote considerable amounts of time to this separation process, which will decrease the time they will have to manage their respective businesses, service existing customers, attract new customers and develop new products or strategies. If New Alberto-Culver’s and New Sally’s respective senior managements are not able to manage effectively the separation process, or if any significant business activities are interrupted as a result of the separation process, New Alberto-Culver’s or New Sally’s business could suffer.

New Sally’s accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which it will be subject following the transactions. If New Sally is unable to achieve and maintain effective internal controls, its business, financial position and results of operations could be adversely affected.

New Sally’s financial results previously were included within the consolidated results of Alberto-Culver, and its reporting and control systems were appropriate for those of subsidiaries of a public company. However, New Sally was not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the transactions, New Sally will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of New Sally’s internal controls over financial reporting and a report by New Sally’s independent registered public accounting firm addressing such assessments. These reporting and other obligations will place significant demands on New Sally’s management and administrative and operational resources, including accounting resources.

To comply with these requirements, it is anticipated that New Sally will need to upgrade its systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If New Sally is unable to upgrade its financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, New Sally’s ability to comply with its financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if New Sally is unable to conclude that its internal control over financial reporting is effective (or if the auditors are unable to attest that management’s report is fairly stated or they are unable to express an opinion on management’s assessment or on the effectiveness of the internal controls), New Sally could lose investor confidence in the accuracy and completeness of its financial reports and any failure to achieve and maintain effective internal controls could have an adverse effect on New Sally’s business, financial position and results of operations.

New Sally has no history as a stand-alone public company and may be unable to make the changes necessary to operate effectively as a public entity.

There can be no assurance that the separation from Alberto-Culver and the resulting absence of general administrative assistance will not have an adverse impact on the business, financial condition and results of operations of New Sally. Following completion of the transactions, apart from a limited number of services to be provided by Alberto-Culver to New Sally on a transitional basis, New Alberto-Culver will have no obligation to provide financial, operational or organizational assistance to New Sally, Sally Holdings or any of their subsidiaries. Among other things, as an independent entity, New Sally will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with listing requirements, as well as generally applicable tax and accounting rules. New Sally may not be able to implement successfully the changes necessary to operate as an independent public entity.

If the New Alberto-Culver share distribution does not constitute a tax-free distribution under Section 355 of the Internal Revenue Code, then New Alberto-Culver or New Sally (pursuant to the tax allocation agreement) and Alberto-Culver stockholders may be responsible for payment of significant U.S. federal income taxes.

The completion of the New Alberto-Culver share distribution is conditioned upon the receipt of (i) a private letter ruling from the Internal Revenue Service and (ii) an opinion of Sidley Austin LLP, counsel to Alberto-Culver (or another law firm of national standing), in each case, to the effect that the Alberto-Culver contribution and the New Alberto-Culver share distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code. The private letter ruling and the opinion of counsel will be based, in part, on assumptions and representations as to factual matters made by, among others, Alberto-Culver, New Sally and representatives of the Lavin family stockholders, as requested by the Internal Revenue Service or counsel, which, if incorrect, could jeopardize the conclusions reached by the Internal Revenue Service and counsel. The private letter ruling also will not address certain material legal issues that could affect its conclusions, and will reserve the right of the Internal Revenue Service to raise such issues upon a subsequent audit. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the New Alberto-Culver share distribution were not to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code, New Sally, as the successor to Alberto-Culver under the Internal Revenue Code, would recognize taxable gain equal to the excess of the fair market value of the New Alberto-Culver common stock distributed to the New Sally stockholders over New Sally’s tax basis in the New Alberto-Culver common stock. In addition, each New Sally stockholder who receives New Alberto-Culver common stock in the New Alberto-Culver share distribution would generally be treated as receiving a taxable distribution to the extent of earnings and profits of New Sally in an amount equal to the fair market value of the New Alberto-Culver common stock received.

Even if the New Alberto-Culver share distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, the distribution of New Alberto-Culver common stock to New Sally stockholders in connection with the New Alberto-Culver share distribution would result in significant U.S. federal income tax liabilities to New Sally, as the successor to Alberto-Culver under the Internal Revenue Code (but not Alberto-Culver stockholders), if there is an acquisition of stock of New Alberto-Culver or New Sally as part of a plan or series of related transactions that includes the New Alberto-Culver share distribution and that results in an acquisition of 50% or more of New Alberto-Culver or New Sally outstanding common stock.

In the event that New Sally recognizes a taxable gain in connection with the New Alberto-Culver share distribution (either (i) because the New Alberto-Culver share distribution does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code or (ii) because of an acquisition of 50% or more of New Alberto-Culver or New Sally outstanding common stock as part of a plan or series of related transactions that includes the New Alberto-Culver share distribution), the taxable gain recognized by New Sally would result in significant U.S. federal income tax liabilities to New Sally. Under the Internal Revenue Code, New Sally would be primarily liable for these taxes and New Alberto-Culver would be secondarily liable. Under the terms of the tax allocation agreement between New Sally, Sally Holdings, New Alberto-Culver and Alberto-Culver, New Alberto-Culver will generally be required to indemnify New Sally against any such tax liabilities unless such failure results solely from an act of New Sally or its affiliates (including Investor), subject to specified exceptions, after the New Alberto-Culver share distribution. See “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•].

For purposes of determining whether the distribution of New Alberto-Culver common stock to New Sally stockholders in connection with the New Alberto-Culver share distribution is disqualified as tax-free to New Sally under the rules described in the second preceding paragraph, any acquisitions of the stock of New Alberto- Culver or New Sally within two years before or after the New Alberto-Culver share distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption. For purposes of this test, the investment by Investor will be treated as part of such a plan or series of transactions. Under the terms of the investment agreement, Investor will acquire approximately 47.5% of New Sally common stock on a fully diluted basis and as much as 48.0% on a basic shares outstanding method (which is the percentage likely to be used for purposes of this test). Thus, a relatively minor additional change in the ownership of the New Sally common stock could trigger a significant tax liability for New Sally under Section 355 of the Internal Revenue Code (for which New Alberto-Culver may be required to indemnify New Sally under the tax allocation agreement).

The process for determining whether a prohibited change in control has occurred under the rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Alberto-Culver or New Sally does not carefully monitor its compliance with these rules, it might inadvertently cause or permit a prohibited change in the ownership of New Sally or of New Alberto-Culver to occur, thereby triggering New Alberto-Culver’s or New Sally’s respective obligations to indemnify the other pursuant to the tax allocation agreement, which would have a material adverse effect on New Sally and/or New Alberto-Culver. New Sally will be primarily liable for these taxes, and there can be no assurance that New Alberto-Culver would be able to fulfill its obligations under the tax allocation agreement if New Alberto-Culver was determined to be responsible for these taxes thereunder. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party. See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•].

Sales and/or acquisitions by the Lavin family stockholders of New Sally common stock or New Alberto-Culver common stock after completion of the transactions (or stock of Alberto-Culver before the transactions) may adversely affect the tax-free nature of the New Alberto-Culver share distribution. First, with certain exceptions, sales by the Lavin family stockholders of New Sally common stock or New Alberto-Culver common stock at any time after completion of the New Alberto-Culver share distribution might be considered evidence that the New Alberto-Culver share distribution was used principally as a device for the distribution of earnings and profits, particularly if the selling stockholder were found to have an intent to effect such sale at the time of the New Alberto-Culver share distribution. If the Internal Revenue Service successfully asserted that the New Alberto-Culver share distribution was used principally as such a device, the New Alberto-Culver share distribution would not qualify as a tax-free distribution, and thus would be taxable to both New Sally and the New Sally stockholders (as a result of which New Alberto-Culver would be required to indemnify New Sally to the extent required under the tax allocation agreement). Second, with certain exceptions, if any of the Lavin family stockholders were to sell an amount of New Sally common stock that it received in the holding company merger (or to acquire additional shares of New Sally common stock) within the two year period following completion of the New Alberto-Culver share distribution, and that amount of stock, if added to the New Sally common stock acquired by Investor (expected to comprise approximately 48.0% of the New Sally common stock on a basic share outstanding method after the New Alberto-Culver share distribution), were to equal or exceed 50% of the outstanding common stock of New Sally, as determined under the Internal Revenue Code and applicable Treasury regulations, a deemed acquisition of control of New Sally in connection with the New Alberto-Culver share distribution would be presumed. If this presumption were not rebutted, New Sally would be subject to significant U.S. federal income tax liabilities, which, if not reimbursed by New Alberto-Culver, would have a material adverse effect on New Sally, and New Alberto-Culver would be required to indemnify New Sally to the extent required under the tax allocation agreement, which would have a material adverse effect on New Alberto-Culver. Similar principles would apply to sales or acquisitions of Alberto-Culver stock by the Lavin family before the transactions.

Similarly, acquisitions by the Investor or its affiliates of New Sally common stock after completion of the transactions may cause a deemed acquisition of control of New Sally in connection with the New Alberto-Culver share distribution.

As a result of the special cash dividend and New Alberto-Culver share distribution, stockholders of Alberto-Culver may have a tax basis in their shares of New Alberto-Culver common stock and New Sally common stock that is significantly higher than the fair market value of each such share.

Under the rules for taxing dividends under the Internal Revenue Code, the special cash dividend will be taxable to holders of New Sally common stock first as a dividend to the extent paid out of New Sally’s current and accumulated earnings and profits; thereafter as a tax-free return of capital that reduces a stockholder’s tax basis in its New Sally common stock to the extent of such basis; and thereafter as capital gain from the sale or exchange of the New Sally common stock. Any tax basis remaining after application of these rules will be allocated between the New Sally common stock and New Alberto-Culver common stock received in the New Alberto-Culver share distribution in proportion to the fair market value of each.

The special cash dividend will reduce the value of a stockholder’s shares of New Sally common stock. However, because New Sally is expected to have significant earnings and profits at the time of the special cash dividend, a substantial portion of the special cash dividend will be taxable as a dividend and to that extent have no effect on a stockholder’s tax basis in its New Sally common stock. Thus, a stockholder can expect that the value of its New Sally common stock (after giving effect to the distributions) will decline by a greater amount than the amount of reduction of its tax basis, because stock basis will only be reduced by a portion, but not the entire amount, of the dividend. As a result, stockholders of Alberto-Culver who participate in the transaction may have a tax basis in their shares of New Alberto-Culver common stock and New Sally common stock that is significantly higher than the fair market value of each such stock. In particular, persons who have a tax basis in their Alberto-Culver common stock approximately equal to its trading price immediately prior to the transactions can expect this result.

Stockholders who have a tax basis in their shares of New Alberto-Culver common stock and New Sally common stock that is higher than the fair market value of such stock may face adverse tax consequences. Generally, a sale of such stock will generate a capital loss. Under the Internal Revenue Code, capital losses are generally only allowable to the extent of capital gains (or, in the case of an individual, the lower of $3,000 ($1,500 in the case of a married individual filing a separate return) or the excess of such losses over such gains). In particular, a stockholder who acquires Alberto-Culver common stock at a price near its trading price immediately prior to the transactions would recognize taxable income (through the taxation of the dividend) without having recognized any economic income and might not be able to offset the taxable income because of the special rules governing losses.

In addition, a substantial amount of the special cash dividend is expected to constitute an “extraordinary dividend” under the Internal Revenue Code. Under special tax rules relating to extraordinary dividends, any loss on the sale or exchange of New Sally common stock (and possibly New Alberto-Culver common stock) held by individuals will, to the extent of the amount treated as an extraordinary dividend, be long-term capital loss (even if it would otherwise be considered short-term under the general rules), and corporate stockholders that have not held their Alberto-Culver common stock for two years prior to the announcement of the special cash dividend may be required to reduce their basis in the shares by the untaxed portion of the special cash dividend.

The uncertain reporting of the special cash dividend may result in stockholders overpaying income taxes and having to file amended tax returns.

As noted above, the portion of the special cash dividend that will be taxable as a dividend for U.S. federal income tax purposes is dependent on the earnings and profits of New Sally through the close of its taxable year in which the special cash dividend is paid (currently expected to be the taxable year ending September 30, 2007). Thus, the amount of the special cash dividend constituting a dividend for such purposes will not be known until after the close of such tax year. Nonetheless, stockholders will be required to reflect the tax consequences of the special cash dividend in their tax returns for their own taxable year that includes the date they actually receive the special cash dividend. For example, assuming the special cash dividend is received by an individual in calendar year 2006, the individual would be required to report the dividend in the individual’s tax return for 2006, generally due on April 16, 2007 (assuming no extension).

New Sally will be required to send information returns to stockholders reporting the special cash dividend generally by January 31 of the year following payment. Copies of these information returns are also required to be filed with the Internal Revenue Service. At the time New Sally is required to file these information returns, New Sally’s earnings and profits for the relevant period will not be known and, consequently, the amount of the special cash dividend constituting a dividend for U.S. federal income tax purposes will not be known. Treasury Regulations require, in these circumstances, that the entire amount of the special cash dividend be reported by New Sally as a taxable dividend. Because it is expected that the special cash dividend will in fact exceed the earnings and profits of New Sally, the reporting required by the Treasury Regulations will result in an overstatement of the amount of the special cash dividend constituting a taxable dividend.

The Internal Revenue Service has not provided clear guidance on how stockholders should file their tax returns in these circumstances. Stockholders who file their returns based on the information returns supplied by New Sally will overstate the amount of the taxable dividend, which may result in them paying significantly higher taxes than if the final actual amount of the taxable dividend were reflected on their tax returns. Stockholders who file their returns based on an estimate of the amount of the special cash dividend constituting a taxable dividend may face increased audit risk due to the discrepancy between the amount reported to them by New Sally and the amount reflected on their tax returns, and may be liable for interest and penalties if their estimate of tax resulting from the dividend understates the amount of tax ultimately determined to be due.

As described more fully in “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” the portion of the special cash dividend that does not constitute a dividend for tax purposes also affects a stockholder’s tax basis in its New Sally common stock (which basis will be allocated among its New Sally common stock and the New Alberto-Culver common stock received in the New Alberto-Culver share distribution). As a result, until the exact amount of the special cash dividend constituting a taxable dividend is determined, a stockholder will not know with certainty its tax basis in its New Sally common stock and New Alberto-Culver common stock. Thus, stockholders who sell their New Sally common stock or New Alberto-Culver common stock prior to this determination will face the same uncertainty with respect to the gain or loss on the sale as they do with respect to the amount constituting a taxable dividend.

New Sally currently intends to provide stockholders with a determination of the portion of the special cash dividend constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the special cash dividend is paid are determined. However, it is currently expected that this determination may not be made until calendar year 2008, after New Sally’s federal income tax return for its fiscal year ended September 30, 2007 is completed. Thus, assuming the special cash dividend is paid during the calendar year 2006, a calendar year stockholder may need to file an amended tax return for 2006 to reflect the corrected amount of the taxable dividend, and possibly for 2007 (if, for example, such stockholder sold New Sally common stock or New Alberto-Culver common stock in 2007) in calendar year 2008 after New Sally has provided stockholders with an amended information return for 2006 for the special cash dividend. Stockholders who report the full amount of the special cash dividend as a dividend must reduce their tax basis by the amount ultimately determined not to constitute a dividend whether or not they amend their originally filed return.

Non-U.S. Stockholders may face significant withholding taxes as a result of the special cash dividend.

As described more fully below under “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions,” New Sally or another U.S. withholding agent is generally required to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the special cash dividend paid to a non-U.S. stockholder. In contrast, amounts received by a non-U.S. stockholder upon the sale or exchange of Alberto-Culver common stock prior to the transactions generally would not be subject to withholding. Thus, non-U.S. stockholders who choose to retain their Alberto-Culver common stock and participate in the transactions may face significant additional U.S. tax liabilities.

New Sally will be affected by significant restrictions on its ability to issue equity securities after the New Alberto-Culver share distribution.

Because of certain limitations imposed by the Internal Revenue Code and regulations thereunder, the amount of equity that New Sally can issue to make acquisitions or raise additional capital following the New Alberto-Culver share distribution will be severely limited for at least two years following completion of the transactions. See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•]. These limitations may restrict the ability of New Sally to carry out its business objectives and to take advantage of opportunities that could be favorable to its business. In addition, because New Sally will have approximately $1.85 billion in debt upon completion of the transactions, and the instruments governing New Sally’s indebtedness will contain limits on the ability of Sally Holdings to incur additional debt, the inability to raise even a small amount of equity capital at a time when New Sally needs additional capital could have a material adverse effect on the ability of New Sally to service its debt and operate its business.

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, you could be required to return all or a portion of the cash and shares received in the distributions.

If New Sally is insolvent or rendered insolvent as a result of the distributions to the holders of New Sally common stock, or if any of Sally Holdings and/or one or more of its subsidiaries that incurs a portion of the approximately $1.85 billion of indebtedness in connection with the debt financing is insolvent or rendered insolvent either as a result of the incurrence of the indebtedness or the ultimate dividend/transfer of the proceeds of such indebtedness to New Sally, there is a risk that a creditor (or a creditor representative) of New Sally could bring fraudulent transfer claims to recover all or a portion of the special cash dividend and the New Alberto-Culver common stock received in the New Alberto-Culver share distribution and that the persons receiving such distributions would be required to return all or a portion of such distributions if such claims were successful. See “The Transactions—The Distributions—Restrictions on Payment of Dividends” beginning on page [•] for a general description of insolvency measures. It is a condition to the completion of the transactions that New Sally have received opinions of a valuation firm with respect to its and its subsidiaries’ solvency at the time it declares the distributions and at the time the distributions are made.

Failure to obtain the consent of third parties under contracts of each of Alberto-Culver and Sally Holdings could have an adverse effect on the respective businesses of New Alberto-Culver and New Sally.

There are a number of contracts to which Sally Holdings and/or Alberto-Culver are a party that provide that Sally Holdings or Alberto-Culver, as applicable, must obtain the consent of the other party to the contract in connection with completion of the transactions or that provide the other party to the contract the right to terminate the contract in connection with the transactions. It is not a condition to completion of the transactions that these consents be obtained or that the other party to the contract waive its termination right. Failure to obtain the consent of the other party to these contracts or to have the other party waive its termination right could have an adverse effect on New Sally and/or New Alberto-Culver.

The loss of the assets, revenue, cash flows and results of operations of each of New Alberto-Culver and New Sally will adversely affect the financial position and operations of the other company.

The assets, revenue, cash flows and results of operations of each of New Alberto-Culver and New Sally are currently included in the consolidated financial statements of Alberto-Culver. If the transactions are completed, the assets, revenue, cash flows and results of operations of each of New Alberto-Culver and New Sally will no longer be included in the consolidated financial statements of New Sally or New Alberto-Culver, respectively, and the financial positions and results of operations of each company will therefore be significantly different than they were prior to completion of the transactions and, following completion of the transactions, each will have materially less assets, revenue and cash flows than Alberto-Culver currently has on a consolidated basis. Alberto-Culver’s diversification resulting from operating the consumer products business of Alberto-Culver alongside the Sally/BSG distribution business of Sally Holdings tends to mitigate financial and operational volatility. The transactions will eliminate that diversification and each of New Alberto-Culver and New Sally may experience increased volatility in terms of cash flow, operating results, working capital and financing requirements.

As separate entities, New Alberto-Culver and New Sally will not enjoy all of the benefits of scale that Alberto-Culver achieves with the combined consumer products and Sally/BSG distribution businesses.

Currently, Alberto-Culver benefits from the scope and scale of the consumer products and Sally/BSG distribution businesses in certain areas, including, among other things, risk management, employee benefits, regulatory compliance, administrative services and human resources. The loss by New Alberto-Culver and New Sally of these benefits as a consequence of the transactions could have an adverse effect on each of New Alberto-Culver’s and New Sally’s respective businesses, results of operations and financial conditions following completion of the transactions. In addition, it is possible that some costs will be greater at the separate companies than they were for the combined company due to the loss of volume discounts and the position of being a large customer to service providers and vendors.

The aggregate market value of the shares of common stock of New Alberto-Culver and New Sally held by a former Alberto-Culver stockholder following completion of the transactions plus the amount of the special cash dividend received by such holder might be less than (i) the market value of Alberto-Culver common stock held by such holder prior to the transactions or (ii) what the market value of the Alberto-Culver common stock held by such holder would have been without the transactions.

If the parties complete the transactions, each holder of shares of Alberto-Culver common stock at the effective time of the holding company merger will receive one share of New Sally common stock, one share of New Alberto-Culver common stock and a $25.00 per share special cash dividend for each share of Alberto-Culver common stock held of record as of such time. The aggregate market value of the shares of New Sally and the shares of New Alberto-Culver common stock held by such a holder immediately following completion of the transactions plus the amount of the special cash dividend received by such holder could be less than what the market value of the shares of Alberto-Culver common stock held by such holder (i) would have been if the transactions were not completed or (ii) was immediately prior to the transactions.

The trading price and trading volume of New Alberto-Culver and New Sally common stock may be more volatile following completion of the transactions.

Alberto-Culver cannot predict how investors in Alberto-Culver common stock will behave after completion of the transactions. The trading price for shares of common stock of each of New Alberto-Culver and New Sally following completion of the transactions may be more volatile than the trading price of shares of Alberto-Culver common stock before completion of the transactions. The trading price of shares of each company’s common stock could fluctuate significantly for many reasons, including the risks identified in this proxy statement/prospectus-information statement, selling by existing holders of Alberto-Culver common stock who decide that they do not want to hold some or all of their New Sally and/or New Alberto-Culver securities after the completion of the transactions, or reasons unrelated to either of New Alberto-Culver’s or New Sally’s performance. In addition, New Alberto-Culver’s common stock and/or New Sally’s common stock may not be included in the S&P 500 Index, which could ultimately result in reduced trading volume relative to the trading volume of Alberto-Culver, which is included in the S&P 500 Index. These factors and other factors beyond either New Alberto-Culver’s or New Sally’s control may result in reduced trading volume and/or increased volatility in either company’s common stock and/or short- or long-term reductions in the value of New Alberto-Culver and/or New Sally securities.

If the transactions are completed, any financing New Alberto-Culver or New Sally obtains in the future could involve higher costs.

Following completion of the transactions, any financing that either New Alberto-Culver or New Sally obtains will be with the support of a reduced pool of diversified assets and, in the case of New Sally, a significant amount of outstanding debt, and therefore either company may not be able to secure adequate debt or equity financing on desirable terms. The cost to either New Alberto-Culver or New Sally of financing without New Sally or New Alberto-Culver, respectively, may, or in the case of New Sally, will be materially higher than the cost of financing of Alberto-Culver prior to the transactions. Alberto-Culver has been put on negative credit watch by S&P and Moody’s in connection with the transactions. Because of the significant amount of debt New Sally will have following completion of the transactions, it is likely it will have a lower credit rating than Alberto-Culver currently has. If either New Alberto-Culver or New Sally has a credit rating lower than Alberto-Culver’s, it will be more expensive for them to obtain debt financing than it has been for Alberto-Culver.

In addition, the transactions contemplated would result in a default under Alberto-Culver’s existing $300 million revolving credit facility if (i) the terms of that credit facility are not renegotiated or (ii) the facility is not terminated by Alberto-Culver prior to completion of the transactions. A default under the credit facility may result in defaults under other contracts to which Alberto-Culver is a party. In addition, if Alberto-Culver is unable to negotiate amendments to the existing credit facility prior to completion of the transactions or enter into a new credit facility, it may be unable to carry out its business objectives or take advantage of opportunities that could be favorable to its business.

If the transactions are completed, it is expected that both New Alberto-Culver and New Sally will lose some of the directors of Alberto-Culver, including Alberto-Culver’s President and Chief Executive Officer.

The investment agreement provides that Alberto-Culver and New Sally will take all actions necessary so that the New Sally board of directors will be comprised of Mr. Winterhalter, five other individuals designated by Alberto-Culver and six individuals designated by Investor. Mr. Bernick’s termination agreement provides that at the time of the transactions, he will resign his positions as President and Chief Executive Officer of Alberto-Culver and will resign from the Alberto-Culver board of directors.

The acceleration of vesting of options to purchase shares of Alberto-Culver common stock and restricted shares in connection with the transactions may make it more difficult for New Alberto-Culver or New Sally to retain key employees.

Alberto-Culver is treating the transactions as though they constitute a change in control under Alberto-Culver’s equity compensation plans. Accordingly, all outstanding options to purchase shares of Alberto-Culver common stock and all shares of restricted stock will vest prior to or upon completion of the transactions. The vesting of these options and restricted shares over a period of time is used by Alberto-Culver to provide incentives to employees to remain with Alberto-Culver. The loss of this incentive may make it more difficult for New Sally and/or New Alberto-Culver to retain certain key employees.

Risks Relating to New Alberto-Culver

In addition to the risks set forth under “—Risks Relating to the Transactions,” New Alberto-Culver will also face the following risks in connection with its business.

New Alberto-Culver faces intense competition in its markets, and the failure to compete effectively could have an adverse impact on its business, financial condition and results of operations.

New Alberto-Culver faces intense competition from consumer product companies both in the U.S. and in its international markets. Most of New Alberto-Culver’s products compete with other widely advertised brands within each product category. New Alberto-Culver also encounters competition from similar and alternative products, many of which are produced and marketed by major multinational or national concerns. New Alberto-Culver’s products generally compete on the basis of:

•	specific benefits to consumers;

•	marketing (advertising, promotion, merchandising, packaging and trade customer relations);

•	quality; and

•	price.

A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising and sales promotion. If a product gains consumer acceptance, it normally requires continuing advertising and promotional support to maintain its relative market position. Many of New Alberto-Culver’s competitors are larger and have financial resources greater than those of New Alberto-Culver and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions than New Alberto-Culver can. In addition, New Alberto-Culver’s competitors may attempt to gain market share by offering products at prices at or below those typically offered by New Alberto-Culver. Competitive pricing may require New Alberto-Culver to reduce prices and could lead to a reduction in its sales or its profit margins. If New Alberto-Culver is unable to complete effectively, such failure could have an adverse impact on its business, financial condition and results of operations.

New Alberto-Culver depends on a limited number of customers for a large portion of its net sales, and the loss of any of these customers or a material reduction in sales to any of these customers could have an adverse effect on New Alberto-Culver’s business, financial condition and results of operation.

A limited number of customers account for a large percentage of New Alberto-Culver’s net sales. The consumer products business’ largest customer, Wal-Mart Stores, Inc. and its affiliated companies, accounted for approximately 18%, 17% and 15% of its net sales during fiscal years 2005, 2004 and 2003, respectively. During fiscal years 2005, 2004 and 2003, the consumer products business’ five largest customers accounted for approximately 28%, 27% and 26% of its net sales, respectively. New Alberto-Culver expects that a significant portion of its net sales will continue to be derived from a small number of customers and that these percentages may increase if the growth of mass merchandisers continues. As a result, changes in the strategies of New Alberto-Culver’s largest customers, including a reduction in the number of brands they carry or a shift of shelf space to private label products, may harm New Alberto-Culver’s net sales.

In addition, New Alberto-Culver’s business is based primarily upon individual sales orders and New Alberto-Culver rarely enters into long-term contracts with its customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from New Alberto-Culver at any time and for any reason. If New Alberto-Culver loses a significant customer or if sales of its products to a significant customer materially decrease, it could have an adverse effect on New Alberto-Culver’s business, financial condition and results of operations.

The failure of New Alberto-Culver to effectively anticipate and respond to market trends and changes in consumer preferences could adversely affect its business, financial condition and results of operations.

New Alberto-Culver’s continued success depends in large part on its ability to anticipate, gauge and react in a timely and effective manner to changes in consumer spending patterns and preferences for beauty and other consumer products. New Alberto-Culver must continually work to develop, produce and market new products, maintain and enhance the recognition of its brands, achieve a favorable mix of products, and refine its approach as to how and where it markets and sells its products. While New Alberto-Culver devotes considerable effort and resources to shape, analyze and respond to consumer preferences, consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. If New Alberto-Culver is unable to anticipate and respond to trends in the market for beauty and other consumer products and changing consumer demands, its business, financial condition and results of operations could suffer.

Furthermore, material shifts or decreases in market demand for New Alberto-Culver’s products, including as a result of changes in consumer spending patterns and preferences, could result in New Alberto-Culver carrying inventory that cannot be sold at anticipated prices or increased product returns by its customers. Failure to maintain proper inventory levels or increased product returns by its customers could have an adverse effect on New Alberto-Culver’s business, financial condition and results of operations.

Third party suppliers provide the raw materials used to manufacture New Alberto-Culver’s products and the loss of any of these suppliers or a disruption or interruption in the supply chain could adversely affect New Alberto-Culver’s business, financial condition and results of operations.

New Alberto-Culver manufactures and packages almost all of its products. New Alberto-Culver purchases from various suppliers the raw materials for these products. The loss of one or more suppliers or a significant disruption or interruption in the supply chain could have an adverse effect on the manufacturing and packaging of New Alberto-Culver’s products.

Price increases in raw materials could harm New Alberto-Culver’s profit margins.

Increases in the costs of raw materials may adversely affect New Alberto-Culver’s profit margins if it is unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution.

Large sophisticated customers may take actions that adversely affect New Alberto-Culver’s margins and results of operations.

In recent years, New Alberto-Culver has experienced a consumer trend away from traditional grocery and drug store and toward mass merchandisers, which include super centers and club stores. This trend has resulted in the increased size and influence of these mass merchandisers. As these mass merchandisers grow larger and become more sophisticated, they may demand lower pricing, special packaging, or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics, or other aspects of the customer-supplier relationship. If New Alberto-Culver does not effectively respond to the demands of these mass merchandisers, they could decrease their purchases from New Alberto-Culver, causing New Alberto-Culver’s sales and profitability to decline.

New Alberto-Culver is a holding company with no operations of its own and depends on its subsidiaries for cash.

New Alberto-Culver is a holding company and following the transactions it will not have any material assets or operations other than ownership of the membership interest of Alberto-Culver. New Alberto-Culver’s operations are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its debt service obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, its subsidiaries through dividends or intercompany loans. However, none of New Alberto-Culver’s subsidiaries are obligated to make funds available to New Alberto-Culver for payment of dividends or to service its debt.

If New Alberto-Culver is unable to protect its intellectual property rights, specifically its trademarks, its ability to compete could be negatively impacted.

The market for New Alberto-Culver’s products depends to a significant extent upon the value associated with its trademarks and brand names. New Alberto-Culver owns the trademarks and brand name rights used in connection with marketing and distribution of its major products both in the United States and in other countries. Although most of New Alberto-Culver’s material intellectual property is registered in the United States and in certain foreign countries in which it operates, it may not be successful in asserting trademark or brand name protection. In addition, the laws of certain foreign countries may not protect New Alberto-Culver’s intellectual property rights to the same extent as the laws of the United States. The costs required to protect New Alberto-Culver’s trademarks and brand names is expected to continue to be substantial.

New Alberto-Culver’s business is exposed to domestic and foreign currency fluctuations.

New Alberto-Culver’s international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Approximately 48.7% of its net sales were from international operations in fiscal year 2005. Its primary exposures are to fluctuations in exchange rates for the United States dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Euro, the Australian dollar, the Mexican peso, the Argentine peso, the New Zealand dollar, the Poland zloty and the Denmark krone. Changes in currency exchange rates may also affect the relative prices at which New Alberto-Culver and its foreign competitors sell products in the same market. Although New Alberto-Culver occasionally hedges some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, it cannot assure you that foreign currency fluctuations will not have an adverse effect on its business, results of operations and financial condition.

New Alberto-Culver’s ability to conduct business in or import products from international markets may be affected by legal, regulatory, political and economic risks.

New Alberto-Culver’s ability to capitalize on growth in new international markets and to grow or maintain the current level of operations in its existing international markets is subject to risks associated with international operations. These include:

•	unexpected changes in regulatory requirements; and

•	new tariffs or other barriers to some international markets.

New Alberto-Culver is also subject to political and economic risks in connection with its international operations, including:

•	political instability;

•	changes in diplomatic and trade relationships; and

•	economic fluctuations in specific markets.

New Alberto-Culver cannot predict whether quotas, duties, taxes or other similar restrictions will be imposed by the United States, the European Union or other countries upon the import or export of its products in the future, or what effect any of these actions would have on its business, results of operations and financial condition. Changes in regulatory or geopolitical policies and other factors may have an adverse affect on New Alberto-Culver’s business in the future or may require it to modify its current business practices.

Any future acquisitions may expose New Alberto-Culver to additional risks.

New Alberto-Culver frequently reviews acquisition prospects that would complement its current product offerings, increase the size and geographic scope of its operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could dilute the interests of New Alberto-Culver stockholders, result in an increase in its indebtedness or both. Acquisitions may entail numerous risks, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from New Alberto-Culver’s core business;

•	compliance with foreign regulatory requirements;

•	enforcement of new intellectual property rights;

•	adverse effects on existing business relationships with suppliers and customers;

•	operating inefficiencies and negative impact on profitability;

•	entering markets or product categories in which New Alberto-Culver has limited or no prior experience; and

•	general economic and political conditions, including legal and other barriers to cross-border investment in general, or by United States companies in particular.

New Alberto-Culver’s failure to complete successfully the integration of any acquired business could have an adverse effect on its business, financial condition and results of operations. In addition, there can be no assurance that New Alberto-Culver will be able to identify suitable acquisition candidates or consummate acquisitions on favorable terms.

Product liability claims could adversely affect New Alberto-Culver’s business, financial condition and results of operations.

New Alberto-Culver may be required to pay for losses or injuries purportedly caused by its products. Claims could be based on allegations that, among other things, New Alberto-Culver’s products contain contaminants, provide inadequate instructions regarding their use, or provide inadequate warnings concerning interactions with other substances. Product liability claims could result in negative publicity that could harm New Alberto-Culver’s sales and operating results. In addition, if any of New Alberto-Culver’s products is found to be defective, New Alberto-Culver could be required to recall it, which could result in adverse publicity and significant expenses. Although New Alberto-Culver maintains product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy.

Environmental matters create potential liability risks.

New Alberto-Culver must comply with various environmental laws and regulations in the jurisdictions in which it operates, including those relating to air emissions, water discharges, the handling and disposal of liquid and solid hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. New Alberto-Culver handles and transports hazardous substances at its plant sites. A release of such chemicals due to accident or an intentional act could result in substantial liability to governmental authorities and/or to third parties. New Alberto-Culver has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with environmental laws and regulations and in providing physical security for its worldwide operations.

New Alberto-Culver’s success depends, in part, on its key personnel.

New Alberto-Culver’s success depends, in part, on its ability to retain its key personnel, including its executive officers and senior management team. The unexpected loss of one or more of New Alberto-Culver’s key employees could adversely affect its business. New Alberto-Culver’s success also depends, in part, on its continuing ability to identify, hire, train and retain other highly qualified personnel. Competition for these employees can be intense. New Alberto-Culver may not be able to attract, assimilate or retain qualified personnel in the future, and its failure to do so could adversely affect its business.

Risks Relating to New Sally

In addition to the risks set forth under “—Risks Relating to the Transactions,” New Sally will also face the following risks in connection with its business.

The beauty products distribution industry is highly competitive.

The beauty products distribution industry is highly fragmented and there are few significant barriers to entry into the markets for most of the types of products and services New Sally sells. Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional cash-and-carry beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the Internet and salons retailing hair care items. Beauty Systems Group competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. The primary competitive factors in the beauty products distribution industry are the price at which New Sally purchases products from manufacturers and the retail price, quality, perceived value, consumer brand name recognition, packaging and mix of the products New Sally sells, customer service, the efficiency of New Sally’s distribution network and the availability of desirable store locations. Competitive conditions may limit New Sally’s ability to maintain prices or require it to reduce prices to retain business or market share. Some of New Sally’s competitors are larger and have greater resources than New Sally does and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions. New Sally’s failure to continue to compete effectively in its markets could adversely impact New Sally’s business, financial condition and results of operations.

New Sally may be unable to anticipate changes in consumer preferences and buying trends or manage its product lines and inventory commensurate with consumer demand.

New Sally’s success will depend in part on its ability to anticipate and offer products and services that appeal to the changing needs and preferences of its customers. If New Sally does not anticipate and respond to changes in customer preferences in a timely manner, New Sally’s sales may decline significantly and it may be required to mark down certain products to sell the resulting excess inventory at prices which can be significantly lower than the normal retail or wholesale price, which could adversely impact New Sally’s business, financial condition and results of operations. In addition, New Sally depends on its inventory management and information technology systems in order to replenish inventories and deliver products to store locations in response to customer demands. Any systems-related problems could result in difficulties satisfying the demands of customers which, in turn, could adversely affect New Sally’s sales and profitability.

New Sally depends on manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to New Sally.

New Sally does not manufacture the brand name or private label products it sells, and instead purchases its products from manufacturers and fillers, including Alberto-Culver’s consumer products business. New Sally depends on a limited number of manufacturers for a significant percentage of the products it sells. Sally Beauty Supply’s five largest suppliers provided it with approximately 41% and 39% of the products Sally Beauty Supply purchased in fiscal years 2005 and 2004, respectively. Beauty Systems Group’s five largest suppliers provided it with approximately 60% and 55% of the products Beauty Systems Group purchased in fiscal years 2005 and 2004, respectively.

In addition, since New Sally purchases products from many manufacturers and fillers on an at-will basis, under contracts which can be terminated without cause upon 90 days notice or less or which expire without express rights of renewal and such manufacturers and fillers could discontinue sales to New Sally at any time or upon the expiration of the distribution period. Some of New Sally’s contracts with manufacturers may be terminated by such manufacturers if New Sally fails to meet specified minimum purchase requirements. In such cases, New Sally does not have contractual assurances of continued supply, pricing or access to new products and vendors may change the terms upon which they sell. New Sally may not be able to acquire desired merchandise in sufficient quantities or on acceptable terms in the future.

Manufacturers and fillers of beauty supply products are subject to certain risks that could adversely impact their ability to provide New Sally with their products on a timely basis, including industrial accidents, environmental events, strikes and other labor disputes, union organizing activity, disruptions in logistics or information systems, loss or impairment of key manufacturing sites, product quality control, safety, and licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which neither they nor New Sally has control. In addition, New Sally’s operating results depend to some extent on the orderly operation of New Sally’s receiving and distribution process, which depends on manufacturers’ adherence to shipping schedules and New Sally’s effective management of its distribution facilities and capacity.

If a material interruption of supply occurs, or a significant supplier ceases to supply New Sally or materially decreases its supply to New Sally, New Sally may not be able to acquire products with similar quality and consumer brand name recognition as the products New Sally currently sells, or acquire such products in sufficient quantities to meet its customers’ demands or on favorable terms to its business, any of which could adversely impact its business, financial condition and results of operations.

New Sally does not control the production process for the brand name and private label products it sells. In many cases, New Sally relies on representations of manufacturers and fillers about the products it purchases for resale regarding whether such products have been manufactured in accordance with applicable governmental regulations. New Sally may not be able to identify a defect in a product it purchases from a manufacturer or filler before it offers such product for resale, which could result in fines or other actions by government regulators, product liability claims, product recalls, harm to New Sally’s credibility, impairment of customer relationships or a decrease in the market acceptance of brand names, any of which could adversely affect New Sally’s business, financial condition and results of operations.

If products sold by New Sally are found to be defective in labeling or content, New Sally’s credibility and that of the brands it sells may be harmed, market acceptance of New Sally’s products may decrease and New Sally may be exposed to liability in excess of its products liability insurance coverage and manufacturer indemnities.

New Sally’s sale of certain products exposes it to potential product liability claims, recalls or other regulatory or enforcement actions initiated by federal or state regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products sold by New Sally are misbranded, contain contaminants, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Claims against New Sally could also arise as a result of the misuse by purchasers of such products or as a result of their use in a manner different than the intended use. New Sally may be required to pay for losses or injuries actually or allegedly caused by the products it sells and to recall any product it sells that is alleged to be or is found to be defective.

Any actual defects or allegations of defects in products sold by New Sally could result in adverse publicity and harm New Sally’s credibility, which could adversely affect New Sally’s business, financial condition and results of operations. Although New Sally may have indemnification rights against the manufacturers of many of the products it distributes and rights as an “additional insured” under the manufacturer’s insurance policies, it is not certain that any individual manufacturer or insurer will be financially solvent and capable of making payment to any party suffering loss or injury caused by products sold by New Sally. Further, some types of actions and penalties, including many actions or penalties imposed by governmental agencies and punitive damages awards may not be remediable through reliance on indemnity agreements or insurance. Furthermore, potential product liability claims may exceed the amount of indemnity or insurance coverage or be excluded under the terms of an indemnity agreement or insurance policy. If New Sally is forced to pay to satisfy such claims, it could have an adverse effect on New Sally’s financial condition and results of operations.

New Sally could be adversely affected if it does not comply with laws and regulations or if it becomes subject to additional or more stringent laws and regulations.

New Sally is subject to a number of U.S. federal, state and local laws and regulations, as well as the laws and regulations applicable in each other market in which it does business. These laws and regulations govern the composition, packaging, labeling and safety of the products it sells and the methods it uses to sell the products. Non-compliance with applicable laws and regulations of governmental authorities, including the Food and Drug Administration and similar authorities in other jurisdictions, by New Sally or the manufacturers of the products sold by New Sally could result in fines, product recalls and enforcement actions or otherwise restrict New Sally’s ability to market certain products, which could adversely affect New Sally’s business, financial condition and results of operations. The laws and regulations applicable to New Sally or manufacturers of the products sold by New Sally may become more stringent. Continued legal compliance could require the review and possible reformulation or relabeling of certain products, as well as the possible removal of some products from the market altogether. Legal compliance could also lead to considerably higher internal regulatory costs. Manufacturers may try to recover some or all of any increased costs of compliance by increasing the prices at which New Sally purchases products, which increased cost New Sally may not be able to recover from its customers. New Sally is also subject to state and local laws that affect its franchisor-franchisee relationships. Increased compliance costs and the loss of sales of certain products due to more stringent or new laws and regulations could adversely affect New Sally’s business, financial condition and results of operations.

Product diversion could have an adverse impact on New Sally’s revenues.

The majority of the products that Beauty Systems Group sells are meant to be used exclusively by salons and individual salon professionals or are meant to be sold exclusively by the purchasers, such as salons, to their retail consumers. However, despite Beauty Systems Group’s efforts to prevent diversion, incidents of product diversion occur, whereby Beauty Systems Group products are sold by these purchasers (and possibly by other bulk purchasers such as franchisees) to middlemen and general merchandise retailers. The retailers, in turn, sell such products to consumers. The diverted product may be old, tainted or damaged and sold through unapproved outlets, all of which could diminish the value of the brand. Diversion could result in lower net sales for Beauty Systems Group should consumers choose to purchase diverted products from retailers rather than purchasing from Beauty Systems Group customers, or choose other products altogether because of the perceived loss of brand prestige.

Product diversion is generally prohibited under Beauty Systems Group supplier contracts and New Sally may be under a contractual obligation to stop selling to salons, salon professionals and other bulk purchasers who engage in product diversion. New Sally’s investigation and enforcement of anti-diversion policies may result in reduced sales to its customer base, thereby decreasing its revenues.

The occurrence of one or more natural disasters or acts of terrorism could adversely affect New Sally’s operations and financial performance.

The occurrence of one or more natural disasters or acts of terrorism could result in physical damage to one or more of New Sally’s properties, the temporary closure of stores or distribution centers, the temporary lack of an adequate work force in a market, the temporary or long term disruption in the supply of products from some local suppliers, the temporary disruption in the delivery of goods to New Sally distribution centers, the temporary reduction in the availability of products in New Sally stores and/or the temporary reduction in visits to stores by customers.

If one or more natural disasters or acts of terrorism were to impact New Sally’s business, New Sally could, among other things, incur significantly higher costs and longer lead times associated with distributing products to stores. Furthermore, insurance costs associated with New Sally’s business may rise significantly in the event of a large scale natural disaster or act of terrorism.

New Sally will be restricted in its ability to issue equity for at least two years following completion of the transactions, which could limit is ability to make acquisitions or to raise capital required to service its debt and operate its business.

The amount of equity that New Sally can issue to make acquisitions or raise additional capital will be severely limited for at least two years following completion of the transaction, except in limited circumstances.

See “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the Special Cash Dividend, the New Alberto-Culver Share Distribution and Related Transactions” beginning on page [•]. These limitations may restrict the ability of New Sally to carry out its business objectives and to take advantage of opportunities such as acquisitions that could supplement, grow or increase the efficiency of the Sally/BSG distribution business. In addition, because New Sally will have approximately $1.85 billion in debt upon completion of the transactions, and the agreements governing New Sally’s indebtedness will contain limits on the ability of Sally Holdings to incur additional debt, the inability to raise even a small amount of equity capital at a time when New Sally needs additional capital could have a material adverse effect on the ability of New Sally to service its debt and operate its business.

New Sally may not be able to successfully identify, make, manage and integrate future acquisitions.

In the past several years, the Sally/BSG distribution business has completed several significant acquisitions the majority of which were for the BSG business. New Sally intends to continue to pursue additional acquisitions in the future. The Sally/BSG distribution business actively reviews acquisition prospects that would complement its current lines of business, increase the size and geographic scope of its operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that New Sally will be able to identify suitable acquisition candidates, successfully negotiate the terms of potential acquisitions, finance future acquisitions or consummate acquisitions on favorable terms. The amount of equity that New Sally can issue to make acquisitions or raise additional capital will be severely limited for at least two years following completion of the transactions, which will make equity generally unavailable to fund acquisitions. In addition, because New Sally will be highly leveraged and the agreements governing New Sally’s indebtedness will contain limits on the ability of Sally Holdings to incur additional debt, New Sally may be unable to finance acquisitions that would increase its growth or improve its financial and competitive position. To the extent that debt financing is available to finance acquisitions, New Sally’s net indebtedness could be increased as a result of any acquisitions. At such time as it is available, the use of equity to finance acquisitions could dilute the interests of New Sally stockholders.

In pursuing acquisitions, New Sally competes against many other companies, some of which are larger and have greater financial and other resources than New Sally. Increased competition for acquisition candidates could result in fewer acquisition opportunities and higher acquisition prices.

Acquisitions may entail numerous risks, including:

•	difficulties in assimilating acquired operations, stores or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from New Sally’s core business;

•	complying with foreign regulatory requirements, including multi-jurisdictional competition rules;

•	enforcement of intellectual property rights in some foreign countries;

•	adverse effects on existing business relationships with suppliers and customers;

•	operating inefficiencies and negative impact on profitability;

•	entering markets in which New Sally has limited or no prior experience; and

•	those related to general economic and political conditions, including legal and other barriers to cross-border investment in general, or by United States companies in particular.

In addition, during the acquisition process, New Sally may fail or be unable to discover some of the liabilities of businesses that New Sally acquires. These liabilities may result from a prior owner’s noncompliance with applicable laws and regulations. Acquired businesses may also not perform as New Sally expects or New Sally may not be able to obtain financial improvements in acquired businesses that it may expect.

New Sally’s ability to conduct business in international markets may be affected by legal, regulatory, and economic risks.

The ability of New Sally to capitalize on growth in new international markets and to grow or maintain its current level of operations in its existing international markets is subject to risks associated with its international operations. These risks include: unexpected changes in regulatory requirements; trade barriers to some international markets; economic fluctuations in specific markets; potential difficulties in enforcing contracts, protecting assets, including intellectual property, and collecting receivables in certain foreign jurisdictions; and difficulties and costs of staffing, managing and accounting for foreign operations.

If New Sally is unable to profitably open and operate new stores, its business, financial condition and results of operations may be adversely affected.

New Sally’s future growth depends in part on its ability to open and profitably operate new stores in existing and additional geographic markets. New Sally may not be able to open all of the new stores it plans to open and any new stores it opens may not be profitable, either of which could have a material adverse impact on New Sally’s financial condition or results of operations. There are several factors that could affect New Sally’s ability to open and profitably operate new stores, including:

•	the inability to identify and acquire suitable sites or to negotiate acceptable leases for such sites;

•	proximity to existing stores that may reduce new stores’ sales;

•	difficulties in adapting New Sally’s distribution and other operational and management systems to an expanded network of stores;

•	the potential inability to obtain adequate financing to fund expansion because of New Sally’s high leverage and limitations on it ability to issue equity for at least two years following completion of the transaction, among other things;

•	difficulties in obtaining any needed governmental and third-party consents, permits and licenses needed to operate additional stores; and

•	potential limitations on capital expenditures which may be included in financing documents that New Sally enters into.

New Sally is a holding company, with no operations of its own, and depends on its subsidiaries for cash.

New Sally is a holding company and following the transactions it will not have any material assets or operations other than ownership of capital stock of Sally Holdings. New Sally’s operations are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, its subsidiaries through dividends or intercompany loans. However, none of New Sally’s subsidiaries are obligated to make funds available to New Sally for payment of dividends. Further, the terms of the debt financings are expected to significantly restrict the ability of New Sally’s subsidiaries to pay dividends or otherwise transfer assets to New Sally. Furthermore, New Sally and its subsidiaries may be able to incur substantial additional indebtedness in the future that may severely restrict or prohibit its subsidiaries making distributions, paying dividends or making loans to it. In addition, Delaware law may impose requirements that may restrict New Sally’s ability to pay dividends to holders of its common stock.

If New Sally is unable to protect its intellectual property rights, specifically its trademarks, its ability to compete could be negatively impacted.

The success of New Sally’s business depends to a certain extent upon the value associated with its intellectual property rights. New Sally owns certain trademark and brand name rights used in connection with the Sally/BSG distribution business. New Sally protects its intellectual property rights through a variety of methods, including trademarks which are registered or legally protected in the United States, Canada and other countries throughout the world in which the Sally/BSG distribution business operates. New Sally also relies on trade secret laws, in addition to confidentiality agreements with vendors, employees, consultants, and others who have access to its proprietary information. While New Sally intends to vigorously protect its trademarks against infringement, it may not be successful in doing so. In addition, the laws of certain foreign countries may not protect New Sally’s intellectual property rights to the same extent as the laws of the United States. The costs required to protect New Sally’s intellectual property and trademarks are expected to continue to be substantial.

Debt incurred in connection with the transactions could adversely affect New Sally’s operations and financial condition.

New Sally will be highly leveraged as a result of the transactions. Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of debt and will have a $400 million revolving credit facility (subject to borrowing base limitations), of which approximately $100 million is anticipated to be drawn at closing (and is included in the $1.85 billion). In addition, debt incurred in connection with the transactions generally will be at higher rates of interest than Alberto-Culver would have paid. On a pro forma basis, assuming that the financings occurred on March 31, 2006, New Sally would have had approximately $1.85 billion of outstanding indebtedness.

Such indebtedness, coupled with the restrictions on the ability of New Sally to issue equity securities following completion of the transactions without jeopardizing the intended tax consequences of the transactions, could have adverse consequences for New Sally’s business, financial condition and results of operations, such as:

•	making more difficult the satisfaction of its obligations to its lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limiting its ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;

•	limiting its operational flexibility in planning for or reacting to changing conditions in its business and industry;

•	requiring dedication of a substantial portion of its cash flows from operations to make payments on its debt, which would reduce the availability of such cash flows to fund working capital, capital expenditures and other general corporate purposes;

•	limiting its ability to compete with companies that are not as highly leveraged, or whose debt is at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;

•	increasing its vulnerability to economic downturns and changing market conditions; and

•	to the extent that New Sally’s debt is subject to floating interest rates, increasing its vulnerability to increases in market interest rates that would create higher debt service requirements, which could adversely affect cash flow.

New Sally expects to pay its expenses and to pay the principal and interest on its outstanding debt with funds generated by its operations. New Sally’s ability to meet its expenses and debt service obligations will depend on its future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovations and pressure from competitors. If New Sally does not have enough money to pay its debt service obligations, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. New Sally may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to it or at all, the failure to do any of which could have adverse consequences for New Sally’s business, financial condition and results of operations.

The financing arrangements that New Sally expects to enter into in connection with the transactions will contain restrictions and limitations that could significantly impact New Sally’s ability to operate its business.

New Sally expects that the agreements governing the indebtedness that it will incur in connection with the transactions will contain covenants that, among other things, will limit New Sally’s ability to dispose of assets, to incur additional indebtedness, to incur guarantee obligations, to pay dividends, to create liens on assets, to enter into sale and leaseback transactions, to make investments, loans or advances, to engage in mergers or consolidations, to change the business conducted by New Sally and engage in certain transactions with affiliates. In addition, New Sally will be required to comply with certain financial covenants set forth in these agreements. Certain of these agreements will require New Sally to make an offer to purchase the related debt if New Sally experiences specified changes of control or sells certain assets, and New Sally’s failure to purchase such debt agreements in accordance with their terms would result in a default under such agreements.

Various risks, uncertainties and events beyond New Sally’s control could affect its ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, New Sally might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on New Sally’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing. New Sally cannot assure you that it will be granted waivers or amendments to these agreements if for any reason it is unable to comply with these agreements, or that it will be able to refinance its debt on terms acceptable to it, or at all.

New Sally cannot assure you that it will be able to generate sufficient cash flow needed to service its indebtedness.

New Sally’s ability to make scheduled payments on its indebtedness and to fund planned capital expenditures will depend on the ability of New Sally and its subsidiaries to generate cash flow in the future. New Sally’s future performance is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, New Sally’s ability to borrow funds in the future will depend on the satisfaction of the covenants in New Sally’s credit facilities and its other debt agreements and other financing arrangements it may enter into in the future. New Sally cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable New Sally to service its debt and fund its other liquidity needs.

If New Sally’s cash flow and capital resources are insufficient to fund its debt service obligations, New Sally may be forced to reduce or delay capital expenditures, sell assets or seek to obtain additional equity capital, or refinance its indebtedness or obtain additional financing. In the future, New Sally’s cash flow and capital resources may not be sufficient for payments of interest on and principal of its debt and there can be no assurance that any of, or a combination of, such alternative measures would provide New Sally with sufficient cash flows. In addition, such alternative measures could have an adverse effect on New Sally’s business, financial condition and results of operations. New Sally will generally be unable to generate significant cash flow from the issuance of equity for at least two years following completion of the transaction.

In the absence of sufficient operating results and resources, New Sally could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations or otherwise risk default under the agreements governing its indebtedness. These agreements are expected to restrict New Sally’s ability to dispose of assets and restrict the use of proceeds from any such dispositions. If required, New Sally cannot be sure as to the timing of such sales or adequacy of the proceeds that it could realize therefrom.

Despite New Sally’s expected indebtedness levels following the transactions, New Sally may still be able to incur substantially more debt which could exacerbate the risks associated with New Sally’s substantial indebtedness.

New Sally may be able to incur substantial additional indebtedness in the future and the terms of New Sally’s various forms of indebtedness will not fully prohibit New Sally from doing so. If additional debt is added to the debt levels that will exist upon completion of the transactions, the related risks that New Sally now faces would increase.

The terms of the various forms of indebtedness have not been finalized and are subject to market risk.

The terms of the various forms of indebtedness described in “Anticipated Terms of Financing—Debt Financing” reflect the current state of discussions with respect to financing and have not yet been finalized. As such, those terms may materially change depending on market conditions at the time of the incurrence or offering of such indebtedness. The economic terms of the indebtedness, including interest rates and redemption prices, will be determined as part of the offering process and will vary depending on market conditions. Adverse market conditions could result in higher than expected redemption prices or subject New Sally to restrictive covenants that impose restrictions and limitations that are in addition to, or more restrictive than, those currently expected. The funding of the interim loan, if it occurs, would exacerbate these risks, and could adversely affect the ability of Sally Holdings and/or its subsidiaries to obtain other debt financing on favorable terms. In addition, if the interim loan is funded in lieu of issuing the notes, or market flex provisions applicable to the new debt financings are exercised by the lenders, the interest expense payable by the borrower could increase. See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on page [•].

The ownership percentage of Alberto-Culver shareholders in New Sally will be diluted as a result of the merger.

Following the transactions, the shareholders of Alberto-Culver will continue to own 100% of the outstanding shares of New Alberto-Culver. However, their ownership percentage of New Sally will be diluted as a result of Investor’s investment in New Sally.

The voting power of New Sally’s principal shareholder may discourage third party acquisitions of New Sally at a premium.

Investor will own approximately 47.5% of the shares of New Sally on a fully diluted basis immediately following the New Sally share issuance. Pursuant to the stockholders agreement to be entered into by New Sally, Investor and the Lavin family stockholders prior to completion of the transactions and the amended and restated by-laws of New Sally to be adopted prior to completion of the transactions, Investor will have the right to name six of New Sally’s initial twelve directors, as well as the Chairman of the Board at the time of the Closing, and Investor’s rights to nominate certain numbers of directors will continue so long as it owns specified percentages of New Sally common stock. Investor’s ownership of New Sally may have the effect of discouraging offers to acquire control of New Sally and may preclude holders of New Sally common stock from receiving any premium above market price for their shares that may otherwise be offered in connection with any attempt to acquire control of New Sally.

The interests of Investor may differ from the interests of other holders of New Sally common stock.

Immediately after completion of the transactions, Investor will own approximately 47.5% of New Sally’s voting capital stock. The interests of Investor may differ from those of other holders of New Sally common stock in material respects. For example, Investor may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its overall equity portfolio, even though such transactions might involve risks to holders of New Sally common stock. Investor is in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of New Sally’s business or are suppliers of customers of New Sally. Additionally, Investor may determine that the disposition of some or all of its interests in New Sally would be beneficial to Investor at a time when such disposition could be detrimental to the other holders of New Sally common stock.

New Sally’s proposed certificate of incorporation, New Sally’s by-laws and Delaware law may discourage takeovers and business combinations that New Sally’s stockholders may consider in their best interests.

Provisions in New Sally’s proposed amended and restated certificate of incorporation and proposed amended and restated by-laws and provisions of Delaware corporate law may delay, defer, prevent or render more difficult a takeover attempt which is not approved by New Sally’s board of directors but which New Sally’s stockholders may consider in their best interests. These provisions include:

•	authorization of the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	establishment of a classified board of directors with staggered, three-year terms;

•	prohibition on stockholders calling special meetings of stockholders or acting by consent without a meeting;

•	establishment of advance notice requirements for stockholder proposals and nominations for election to the board of directors at stockholder meetings; and

•	authorization of the issuance of additional capital stock at the sole discretion of the New Sally board of directors.

These provisions may prevent New Sally’s stockholders from receiving the benefit from any premium to the market price of the common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of New Sally’s common stock if it is viewed as discouraging takeover attempts in the future. These provisions may also make it difficult for stockholders to replace or remove New Sally’s directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus—information statement includes forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seek”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond the control of Alberto-Culver, New Alberto-Culver, New Sally and Sally Holdings. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those factors discussed in “Risk Factors.” Factors that could cause actual results to differ from those reflected in forward-looking statements relating to the operations and business of Alberto-Culver, New Alberto-Culver, New Sally and Sally Holdings include:

•	risks inherent in acquisitions, divestitures and spinoffs, including the capital resources required for acquisitions, business risks, legal risks and risks associated with the tax and accounting treatment of such transactions;

•	the ability to obtain stockholder approval of the transactions;

•	the ability to obtain a favorable revenue ruling from the Internal Revenue Service;

•	the pattern of brand sales, including variations in sales volume within periods with respect to New Alberto-Culver;

•	the ability of each company to attract and retain qualified personnel and key employees;

•	the risk that the benefits from the transactions may not be fully realized or may take longer to realize than expected;

•	loss of distributorship rights by Sally Holdings;

•	the risks of operating as a stand-alone company and loss of certain benefits associated with common ownership;

•	the ability of each company to maintain and/or improve sales and earnings performance;

•	the ability to service significant debt obligations, in the case of Sally Holdings;

•	restrictions on the ability to issue equity for at least two years following completion of the transactions, except in limited circumstances;

•	competition within relevant product markets, including the ability to develop and introduce successfully new products, ensuring product quality, pricing, promotional activities, introduction of competing products and continuing customer acceptance of existing products;

•	sales by unauthorized distributors in Sally Holdings’ exclusive markets;

•	foreign currency exchange and interest rate fluctuations;

•	general economic, political and business conditions that adversely affect each company or its suppliers, distributors or customers;

•	natural disasters and events of terrorism;

•	changes in costs, including changes in labor costs, raw material prices or advertising and marketing expenses;

•	the costs and effects of unanticipated legal or administrative proceedings;

•	disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers;

•	dependence on certain suppliers of manufactured products;

•	the effect of consolidation in the beauty supply industry; and

•	other risks and uncertainties, including those set forth in this proxy statement/prospectus—information statement and those detailed from time to time in Alberto-Culver’s filings with the SEC.

You should read this proxy statement/prospectus—information statement and the documents incorporated by reference into it completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this proxy statement/prospectus—information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this proxy statement/prospectus—information statement, and Alberto-Culver, New Alberto-Culver, New Sally and Sally Holdings do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time or otherwise.

THE ALBERTO-CULVER SPECIAL MEETING

Purpose, Time and Place

The Alberto-Culver special meeting will be held on [•], 2006 at 2525 Armitage Avenue, Melrose Park, Illinois 60160, at 10:00 a.m. Central time.

At the special meeting, Alberto-Culver stockholders will be asked:

(1) To consider and vote upon a proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance; and

(2) To consider and vote upon any other business that properly comes before the special meeting and any adjournment or postponement thereof.

Approval by the stockholders of Alberto-Culver of proposal (1) is required to complete the transactions.

The Alberto-Culver board of directors has unanimously adopted and approved the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are advisable and in the best interests of Alberto-Culver and its stockholders and recommends that Alberto-Culver stockholders vote “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance.

Record Date; Voting Information; Required Vote

The Alberto-Culver board of directors has fixed the close of business on [•], 2006 as the record date for determining the holders of Alberto-Culver common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Alberto-Culver common stock at the close of business on the record date for the special meeting will be entitled to notice of, and to vote at, the special meeting.

As of the record date for the special meeting, approximately [•] shares of Alberto-Culver common stock were issued and outstanding and entitled to vote at the special meeting and there were approximately [•] holders of record of Alberto-Culver common stock. Each share of Alberto-Culver common stock entitles the holder to one vote on each matter to be considered at the special meeting.

If you are a record holder of Alberto-Culver common stock as of the record date for the special meeting, you may vote your shares of Alberto-Culver common stock in person at the special meeting or by proxy as described below under “—Voting by Proxy.”

The presence in person or by proxy at the special meeting of the holders of at least a majority of the shares of Alberto-Culver common stock entitled to vote at the special meeting will constitute a quorum for the special meeting. Properly signed proxies that are marked “abstain” are known as abstentions. Properly signed proxies that are held by brokers in street name on behalf of customers who have not provided their broker with specific voting instructions on nonroutine matters such as proposal (1) are known as broker non-votes. Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum exists at the special meeting but will have the effect of a vote against proposal (1).

We cannot complete the transactions unless the investment agreement is adopted and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, are approved by the affirmative vote of the holders of a majority of the outstanding shares of Alberto-Culver common stock.

Voting by Proxy

There are three ways to vote your proxy: by mail, by telephone or by the Internet. Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by completing and signing a proxy and returning it in time for the special meeting will have their shares voted as indicated on their proxy card. If a proxy is properly executed but does not contain voting instructions, the proxy will be voted “FOR” the proposal to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. If other matters are properly presented before the special meeting, the persons named in the proxy will have authority to vote in accordance with their judgment on the matter, including, without limitation, any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting. Alberto-Culver does not currently expect that any matter other than as described in this proxy statement/prospectus-information statement will be properly brought before the special meeting.

Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by phone should call 800-652-VOTE (8683), which will be available 24 hours a day, 7 days a week, until [•] (Central time) on [•], 2006. Please have your proxy card and the last four digits of your Social Security Number or Taxpayer Identification Number available. Follow the instructions provided on the phone call.

Alberto-Culver stockholders who vote their shares of Alberto-Culver common stock by the Internet should go to http://www.computershare.com/expressvote, which will be available 24 hours a day, 7 days a week, until [•] (Central time) on [•], 2006. Please have your proxy card and the last four digits of your Social Security Number or Taxpayer Identification Number available. Follow the instructions to obtain your records and create an electronic ballot.

If your broker holds your shares of Alberto-Culver common stock in street name, you must either direct your broker on how to vote your shares or obtain a proxy from your broker to vote in person at the special meeting. Please check the voting form used by your broker for information on how to submit your instructions.

Revocation of Proxies

Alberto-Culver stockholders of record may revoke their proxy at any time prior to the time it is voted at the special meeting. Alberto-Culver stockholders of record may revoke their proxy by:

•	sending a written notice to Alberto-Culver’s corporate secretary that is received prior to the special meeting stating that you are revoking your proxy;

•	properly completing a new proxy bearing a later date and properly submitting it so that it is received prior to the special meeting; or

•	attending the special meeting and voting in person.

Simply attending the special meeting will not revoke your proxy. If you instructed a broker to vote your shares and you wish to change your instructions, you must follow your broker’s directions for changing those instructions. If an adjournment occurs and no new record date is set, it will have no effect on the ability of Alberto-Culver stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

Share Ownership of Management and Certain Stockholders

At the close of business on the record date for the special meeting, Alberto-Culver directors and executive officers as a group owned and were entitled to vote [•] shares of Alberto-Culver common stock, representing approximately [•]% of the outstanding shares of Alberto-Culver common stock (approximately [•]% if the shares held by the Lavin family stockholders and Mr. Bernick are excluded). All of the directors and executive officers of Alberto-Culver that are entitled to vote at the Alberto-Culver special meeting have indicated that they currently intend to vote their shares of Alberto-Culver common stock in favor of approving the transactions.

In connection with the execution of the investment agreement, the Lavin family stockholders entered into a support agreement with Alberto-Culver, New Sally and Investor, pursuant to which the Lavin family stockholders have agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement. Additionally, Howard B. Bernick entered into a similar support agreement with Alberto-Culver, New Sally and Investor. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately [•]% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement. See “Additional Agreements Relating to the Transactions” beginning on page [•].

No Appraisal Rights

None of Alberto-Culver, New Alberto-Culver or New Sally stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

Solicitation of Proxies

Alberto-Culver is soliciting proxies for the special meeting. Pursuant to the terms of the investment agreement, all expenses incurred by Alberto-Culver in connection with the solicitation of proxies will be paid by Sally Holdings or New Sally after completion of the transactions, provided, however, that the total fees and expenses to be paid by Sally Holdings or New Sally pursuant to the fee sharing arrangement will not exceed $20 million.

Alberto-Culver expects to solicit proxies primarily by mail, but directors, officers and other employees of Alberto-Culver as well as Morrow & Co. Inc. may also solicit in person or by Internet, telephone or mail.

Alberto-Culver has retained Morrow & Co. Inc. to assist in the solicitation of proxies for a fee of $[•] plus reasonable out-of-pocket expenses incurred by Morrow & Co. Inc.

Alberto-Culver stockholders should not send stock certificates with their proxies. The exchange agent for the holding company merger will mail transmittal forms with instructions for the surrender of stock certificates of Alberto-Culver common stock to you following completion of the transactions.

THE TRANSACTIONS

Description of the Transactions

Below is a description of the transactions contemplated by the transaction agreements. We urge you to read carefully the investment agreement and the separation agreement which are attached as Annex A and Annex B, respectively, to this proxy statement/prospectus—information statement because they set forth the terms of the transactions. We urge you to read the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the form of New Sally stockholders agreement and the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D, Annex E, Annex F, Annex G and Annex H, respectively, because they are the primary documents that will govern your rights as holders of common stock of New Sally and New Alberto-Culver, respectively, following the transactions.

Companies Involved in the Transactions

Alberto-Culver Company. Alberto-Culver Company, which we refer to as “Alberto-Culver,” a Delaware corporation, is the parent corporation of Sally Holdings, Inc. In addition to the activities of Sally Holdings, described below, Alberto-Culver owns and operates its consumer products business, which manufactures, distributes and markets leading personal care products in the U.S. and internationally. We refer to the business of Alberto-Culver, excluding the business of Sally Holdings, as the “consumer products business.” As described below, following completion of the transactions Alberto-Culver will continue to own and operate the consumer products business but will be a subsidiary of a new publicly-traded company, New Aristotle Holdings, Inc., which will change its name to “Alberto-Culver Company.”

Sally Holdings, Inc. Sally Holdings, Inc., which we refer to as “Sally Holdings,” a Delaware corporation and currently a wholly-owned subsidiary of Alberto-Culver, is a holding company for subsidiaries involved in the beauty supply distribution business, including Sally Beauty Company, Inc., which, together with its affiliates, we refer to as “Sally Beauty Supply,” and Beauty Systems Group, Inc., which, together with its affiliates, we refer to as “Beauty Systems Group” or “BSG.” Sally Holdings is a leading international distributor of professional beauty supplies. Through its Sally Beauty Supply and Beauty Systems Group business units, Sally Holdings operated 3,129 stores and supplied 161 franchised stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland, as of March 31, 2006. Sally Holdings also employed approximately 1,200 professional distributor sales consultants who sell directly to salons across North America. Sally Beauty Supply’s stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, from leading brands such as Clairol, L’Oreal, Conair and Revlon. BSG’s product offerings include brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Rusk, TIGI and Fusion Energy of Beauty, which are intended to be available to consumers exclusively through salons and salon professionals. We refer to the business of Sally Holdings as the “Sally/BSG distribution business.” As described below, following completion of the transactions Sally Holdings will be a direct, wholly-owned subsidiary of New Sally Holdings, Inc., a new publicly-traded company, which we refer to as “New Sally,” and will continue to own the equity of Sally Beauty Supply and BSG.

New Sally Holdings, Inc. New Sally Holdings, Inc., a Delaware corporation and currently a direct, wholly-owned subsidiary of Alberto-Culver, was formed by Alberto-Culver for the purpose of completing the transactions. Following completion of the transactions, New Sally will be a separate, publicly-traded company that will own Sally Holdings, which will continue to own the equity of the companies that own and operate the Sally/BSG distribution business.

New Aristotle Holdings, Inc. New Aristotle Holdings, Inc., which we refer to as “New Alberto-Culver,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of completing the transactions. Following completion of the transactions, New Alberto-Culver will be a separate, publicly-traded company that will own the equity of the companies that own and operate the consumer products business.

New Aristotle Company. New Aristotle Company, which we refer to as “Merger Sub,” a Delaware corporation and currently a direct, wholly-owned subsidiary of New Sally, was formed by New Sally for the purpose of effecting the holding company merger, whereby New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the Sally/BSG distribution business and, prior to completion of the other transactions, the companies that will own and operate the consumer products business.

CDRS Acquisition LLC. CDRS Acquisition LLC, which we refer to as “Investor,” is a Delaware limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., which we refer to as the “Fund,” a private investment fund managed by Clayton, Dubilier & Rice, Inc., which we refer to as “CD&R.”

Overview

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, and the issued and outstanding common stock of which will be owned 100% by the Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business, and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis immediately following the conversion;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt incurrence to pay all or a substantial portion of the $25.00 per share special cash dividend to holders of record of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

Timing and Structure of the Transactions

To accomplish the results described above, on the terms and subject to the conditions of the transaction agreements, the parties will engage in the following transactions in the order set forth below. Step 1, the declaration of the conditional distributions and the setting of the record date for the distributions, is expected to take place a number of days prior to the closing date. Steps 2 through 11 are all expected to occur on the closing date. Step 12, the automatic conversion of the shares of New Sally Class A common stock, will occur on the day following the closing date.

•	Step 1: Declaration of Conditional Distributions and Setting of Record Date. The New Sally board of directors (which, at that time, will be comprised of the then-current directors of Alberto-Culver) will declare two conditional distributions and set the record date for those distributions: the $25.00 per share special cash dividend and the New Alberto-Culver share distribution. The record date for each of these distributions is expected to be 5:00 p.m. Eastern time on the closing date. Because Alberto-Culver and New Sally will instruct the exchange agent for the holding company merger not to permit any transfers of shares of New Sally common stock from the effective time of the holding company merger up to and including the record date for the distributions, each holder of Alberto-Culver common stock that receives shares of New Sally common stock in the holding company merger will also be a holder of record of shares of New Sally common stock as of the record date for the distributions and therefore will receive the $25.00 per share special cash dividend and shares of New Alberto-Culver in the New Alberto-Culver share distribution. Each of the distributions will be subject to the satisfaction or waiver of the conditions set forth in the separation agreement and the investment agreement, including, among other things, the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement by holders of Alberto-Culver common stock, the receipt of the private letter ruling from the Internal Revenue Service and opinion of counsel as to the tax-free nature of the New Alberto-Culver share distribution and the closing of the financings.

•	Step 2: Holding Company Merger. Alberto-Culver, New Sally and Merger Sub will effect the holding company merger by which Merger Sub will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. As a result of the holding company merger, as illustrated in diagram 2 below, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

•	Step 3: Alberto-Culver Conversion. Immediately following the effective time of the holding company merger, Alberto-Culver will convert from a Delaware corporation to a Delaware limited liability company. We refer to this as the “Alberto-Culver LLC conversion.”

•	Step 4: Sally Holdings Distribution. Alberto-Culver, now a limited liability company and a direct, wholly-owned subsidiary of New Sally, will distribute the outstanding shares of Sally Holdings capital stock to New Sally, which we refer to as the “Sally Holdings distribution.” Following completion of this distribution, Sally Holdings, which owns the equity of the companies that own and operate the Sally/BSG distribution business, will be a direct, wholly-owned subsidiary of New Sally.

•	Step 5: Alberto-Culver Contribution. New Sally will contribute the membership interests of Alberto-Culver to New Alberto-Culver, which at that time will be a direct, wholly-owned subsidiary of New Sally. We refer to this contribution as the “Alberto-Culver contribution.” Steps 3 through 5 are referred to collectively as the “internal transactions.” Following these transactions, as illustrated in diagram 3 below, New Sally will have two direct, wholly-owned subsidiaries: New Alberto-Culver, which will own the equity of the companies that own and operate the consumer products business, and Sally Holdings, which will own the equity of the companies that own and operate the Sally/BSG distribution business.

•	Step 6: Investment by Investor. Investor will pay New Sally $575 million for shares of New Sally Class A common stock that, as described below in Step 12, will automatically convert on a one-for-one basis into shares of New Sally common stock at 12:01 a.m. Eastern time on the day following the closing date.

•	Step 7: Consummation of the Debt Financing. Contemporaneous with the investment by Investor, Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness and will transfer the net proceeds of such indebtedness to New Sally.

•	Step 8: Special Cash Dividend. At the time established by the New Sally board of directors, which will be on the closing date and after 5:00 p.m. Eastern time, New Sally will effect the special cash dividend by instructing the distribution agent to pay to holders of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions the $25.00 per share special cash dividend.

•	Step 9: New Alberto-Culver Share Distribution. Immediately after effecting the special cash dividend, New Sally will effect the New Alberto-Culver share distribution by instructing the distribution agent to record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share of New Sally common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Alberto-Culver common stock for certificates representing shares of New Sally common stock for the holding company merger and New Alberto-Culver common stock for the New Alberto-Culver share distribution.

•	Step 10: Determination of New Sally Operating Cash. The separation agreement sets the time immediately following the distributions as the measuring point for determining the amount of cash that will be left with New Sally as described under “The Separation Agreement—Treatment of Sally Holdings Cash” beginning on page [•].

•	Step 11: Payment of Expenses. Immediately following the measurement time described in Step 10, New Sally or Sally Holdings will pay to:

•	Alberto-Culver the fees and expenses of Alberto-Culver, New Sally, Sally Holdings and their respective subsidiaries up to $20 million, except for certain expenses of trademark registration in connection with the Alberto-Culver LLC conversion, which will be paid by Alberto-Culver, plus 50% of the amount required for specified tax studies contemplated by the investment agreement to be conducted prior to closing;

•	CD&R a $30 million transaction fee; and

•	Investor an amount equal to the expenses of Investor related to the transactions, which Investor has estimated to be approximately $27.6 million.

On a pro forma basis it is estimated that New Sally would have had approximately $37 million in cash and cash equivalents following such payments had the transactions been completed on March 31, 2006. See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on page [•].

•	Step 12: Conversion of Class A Common Stock. At 12:01 a.m. Eastern time on the day following the closing date, each share of New Sally Class A common stock issued to Investor in Step 6 above will automatically convert into one share of New Sally common stock, which shares of New Sally common stock in the aggregate will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. Immediately following the conversion of the New Sally Class A common stock, the New Sally common stock will be the only class of New Sally capital stock outstanding.

The diagrams below show the Alberto-Culver companies involved in the transactions prior to the transactions and after giving effect to each of (i) the holding company merger, (ii) the other internal transactions and (iii) the special cash dividend and New Alberto-Culver share distribution and the conversion.

Potential Additional Contribution of Sally Holdings

In addition to the transactions above, on the closing date and following the other transactions that will occur on the closing date, New Sally may contribute the capital stock of Sally Holdings to a newly formed subsidiary of New Sally.

The Holding Company Merger

In the holding company merger, Merger Sub, a direct, wholly-owned subsidiary of New Sally, will be merged with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. Each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. Each issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

Prior to the effective time of the holding company merger, New Sally’s board of directors will adopt, and Alberto-Culver, as the sole stockholder of New Sally at that time, will approve the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The New Sally amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders” beginning on page [•]. In addition, prior to the closing, New Sally will enter into the stockholders agreement with Investor, an affiliate of Investor and the Lavin family stockholders.

The Investment by Investor

Immediately following the internal transactions, Investor will purchase from New Sally shares of New Sally Class A common stock for an aggregate purchase price of $575 million, which we refer to as the “equity investment.” The terms of the New Sally Class A common stock provide that shares of such class are not entitled to either of the distributions. At 12:01 a.m. Eastern time on the day following the closing date, each share of New Sally Class A common stock will automatically convert into one share of New Sally common stock, which shares of New Sally common stock in the aggregate will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. As discussed under “—Determination of Investment by Investor,” depending on the number of shares of New Sally common stock outstanding and the number of options to purchase New Sally common stock that will be outstanding after the New Alberto-Culver share distribution, the conversion of the New Sally Class A common stock could result in Investor receiving shares of New Sally common stock representing up to 48% of the common stock of New Sally on a basic share outstanding method. In addition, under certain circumstances, Alberto-Culver may be required under the investment agreement and separation agreement to transfer to New Sally cash in an amount intended to reflect the limitations placed on the number of shares of New Sally that Investor may acquire in order not to jeopardize the intended tax-free nature of the New Alberto-Culver share distribution.

Debt Financing

Contemporaneous with the investment by Investor, Sally Holdings and/or one or more of its subsidiaries will incur indebtedness in the aggregate amount of approximately $1.85 billion, which indebtedness we refer to as the “debt financing.” Investor has obtained a commitment letter from Merrill Lynch Capital Corporation, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., Bank of America N.A., JP Morgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and certain of their affiliates to provide the debt financing. For a description of the commitment letter and the anticipated terms of the debt financing, see “Anticipated Terms of Financing—Debt Financing,” beginning on page [•].

The Distributions

On or prior to the closing date, New Alberto-Culver’s board of directors will adopt and New Sally, as the sole stockholder of New Alberto-Culver at that time, will approve the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders,” beginning on page [•]. Prior to the New

Alberto-Culver share distribution, New Alberto-Culver and New Sally will cause the number of outstanding shares of New Alberto-Culver common stock to be increased to equal the number of shares to be distributed to holders of record of New Sally common stock in the New Alberto-Culver share distribution.

Following the receipt by Sally Holdings and its subsidiaries of the net proceeds of the financings, New Sally will deposit with the distribution agent, an amount of cash equal to the amount required to pay the $25.00 per share special cash dividend and a number of shares of New Alberto-Culver common stock necessary to effect the New Alberto-Culver share distribution. At the time established by the New Sally board of directors, which will be on the closing date and after 5:00 p.m. Eastern time, New Sally will:

•	effect the cash dividend by instructing the distribution agent to pay to holders of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions the $25.00 per share special cash dividend; and

•	effect the New Alberto-Culver share distribution.

New Sally will effect the New Alberto-Culver share distribution by instructing the distribution agent to record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share of New Sally common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Alberto-Culver common stock for certificates representing shares of New Sally common stock for the holding company merger and New Alberto-Culver common stock for the New Alberto-Culver share distribution.

Under the investment agreement, if the amount required to make the special cash dividend exceeds $2.349 billion, Alberto-Culver will pay to New Sally prior to the distributions an amount equal to such excess. However, if the amount required to make the special cash dividend is less than $2.349 billion, New Sally will pay to Alberto-Culver at closing the amount equal to such shortfall.

Restrictions on Payment of Dividends

Section 170(a) of the Delaware General Corporation Law, which we refer to as the “DGCL,” generally allows a corporation to declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) in the case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under Section 154 of the DGCL, “surplus” is defined as the excess, if any, of the net assets of the corporation over the amount determined to be capital. Additionally, section 18-607 of the Delaware Limited Liability Company Act, which we refer to as the “DLLCA,” generally prohibits a limited liability company from making a distribution which causes the company’s liabilities to exceed the fair market value of the assets of the limited liability company.

In addition, under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer or fraudulent conveyance laws, a transfer or conveyance or the incurrence of an obligation is fraudulent if at the time of such transfer or incurrence of such obligation, the transferor or obligor (a) made such transfer or incurred such obligation with the intent to hinder, delay or defraud any present or future creditor or (b) received less than reasonably equivalent value or fair consideration for the transfer or for the incurrence of the obligation and (i) was insolvent or rendered insolvent by reason of such transfer or the incurrence of such obligation, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts mature.

The measures of insolvency will vary depending upon the applicable law. As a general matter, a transferor or obligor will be considered insolvent if (a) the sum of its debts, including contingent liabilities, was greater than the saleable value of its assets, (b) the present fair saleable value of its assets was less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities as they become absolute and mature or (c) it cannot pay its debts as they become due.

These provisions will apply to New Sally in connection with it declaring and effecting the distributions and to Sally Holdings and its subsidiaries in connection with the transfer to New Sally of the proceeds of the debt financing incurred to finance a portion of the special cash dividend. To the extent that any subsidiary of Sally Holdings does not have adequate surplus to make the necessary dividends or would be insolvent after doing so, Sally Holdings will incur all of the indebtedness in connection with the debt financing. New Sally must also have surplus in excess of the amount of the special cash dividend and the New Alberto-Culver share distribution and must be solvent at the time of the making of the special cash dividend and the New Alberto-Culver share distribution and not become insolvent as a result of making such distributions.

It is a condition to the closing of the transactions that the board of directors of Sally Holdings has received opinions of the valuation firm with respect to its surplus and that the board of directors of New Sally has received opinions of the valuation firm with respect to its surplus and solvency.

See “Risk Factors—Risks Relating to the Transactions—Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, you could be required to return all or a portion of the cash and shares received in the distributions,” beginning on page [•].

Receipt of Shares and Special Cash Dividend

Holders of common stock of Alberto-Culver and New Sally that are entitled to receive shares of New Sally in the holding company merger and cash and shares of New Alberto-Culver common stock in the distributions, will receive those shares and cash in the manner described below.

New Sally and New Alberto-Culver Shares. The exchange agent will:

•	record in the stock transfer records of New Sally the issuance of one share of New Sally common stock to each holder of Alberto-Culver common stock as of the effective time of the holding company merger for each share of Alberto-Culver common stock held of record; and

•	record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for distributions for each share of New Sally common stock held of record.

In addition, following the closing date, the exchange agent will mail to holders of record of Alberto-Culver common stock a letter of transmittal and instructions on how to surrender their shares of Alberto-Culver common stock. Upon surrender of such shares to the exchange agent, the exchange agent will mail to each such holder a certificate representing the number of shares of New Sally common stock into which such holder’s shares of Alberto-Culver common stock were converted in the holding company merger and a certificate representing the number of shares of New Alberto-Culver common stock such holder was distributed in the New Alberto-Culver share distribution.

Special Cash Dividend. Following the closing date, the distribution agent will pay to holders of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions, the portion of the special cash dividend to which such holder is entitled.

Determination of Investment by Investor

The New Sally share issuance is intended to provide Investor with shares of New Sally Class A common stock that will be convertible into shares of New Sally common stock representing approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion.

The number of shares of New Sally common stock that would represent approximately 47.5% of the New Sally common stock on a fully diluted basis immediately following the conversion could not be fixed on the date of execution of the investment agreement, however, because events will occur between the date of execution of the investment agreement and the closing date that will change the number of shares necessary to equal such percentage. Accordingly, the investment agreement provides for a formula pursuant to which Investor and Alberto-Culver mutually will determine the number of shares of New Sally Class A common stock to be acquired by Investor in the New Sally share issuance so that such shares will convert into shares of New Sally common stock representing approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. See “—The Investment by Investor” beginning on page [•].

In no circumstance, however, will the number of shares of New Sally Class A common stock to be issued to Investor be convertible into shares of New Sally common stock that would represent greater than 48% of the issued and outstanding shares of New Sally common stock immediately following the conversion. If the number of shares of New Sally Class A common stock that would need to be issued to Investor for Investor to receive in the conversion of such stock shares of New Sally common stock representing 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion would exceed 48% of the issued and outstanding shares,

•	New Sally will issue Investor shares of New Sally Class A common stock that will convert into 48% of the issued and outstanding shares of New Sally common stock immediately following the conversion; and

•	pursuant to the separation agreement, Alberto-Culver will pay to Sally Holdings an amount of cash, as calculated pursuant to the investment agreement, that is designed to increase the equity value of New Sally to an amount that would result in the New Sally common stock issued to Investor having the same aggregate value as New Sally common stock that would have been issued to Investor had the cap on ownership in excess of 48% of the issued and outstanding common stock of New Sally not been in place.

Background of the Transactions

At the April 28, 2005 regular meeting of the Alberto-Culver board of directors and as part of its active and ongoing strategic review and business development activities, the Alberto-Culver board of directors authorized management to engage Goldman, Sachs & Co., which we refer to as Goldman Sachs, to consider, among other strategic alternatives, the possibility of entering into business combinations, joint ventures, or other strategic alliances, including the feasibility of a possible separation of the Sally/BSG distribution business from Alberto-Culver, which separation would eliminate channel conflicts between the consumer products business and the Sally/BSG distribution businesses because the largest of Sally Holdings’ vendors have historically been competitors of Alberto-Culver’s consumer products business. The Sally/BSG distribution business also competes against mass marketers that sell Alberto-Culver’s consumer products, which has restricted the ability of both businesses to market their products. A separation of the businesses also would eliminate competition between the consumer products business and the Sally/BSG distribution business for company resources. By letter dated June 14, 2005, Alberto-Culver engaged Goldman Sachs as its financial advisor in connection with its review of strategic alternatives.

On or about June 23, 2005, Mr. Paul Finkelstein, the Chairman, Chief Executive Officer and President of Regis Corporation, contacted Mr. Howard B. Bernick, the President and Chief Executive Officer of Alberto-Culver, to discuss the recent acquisition by Alberto-Culver of the Nexxus brands of hair care products. During the course of this conversation, the two discussed the possibility of a transaction to combine Regis Corporation, which we refer to as “Regis,” and Sally Holdings. In a further conversation on June 27, 2005, Messrs. Bernick and Finkelstein agreed that Regis and Alberto-Culver would consider exploring a potential transaction involving Sally Holdings.

On July 27, 2005, the Alberto-Culver board of directors held a regularly scheduled, in-person board meeting. At this meeting, Goldman Sachs, as part of its engagement to consider strategic alternatives, made a presentation to the Alberto-Culver board of directors and management on a number of strategic possibilities for Alberto-Culver, including spinning off the Sally/BSG distribution business and merging that business into Regis. Alberto-Culver’s board of directors reviewed the strategic possibilities presented by Goldman Sachs and discussed the possible benefits and risks of each alternative, including the potential transaction with Regis.

At a special, in-person meeting of the Alberto-Culver board of directors on August 12, 2005, the Alberto-Culver board of directors and management discussed a strategic plan for Alberto-Culver, including a transaction with Regis whereby the Sally/BSG distribution business would be separated from Alberto-Culver and merged into Regis. At the end of this meeting, the Alberto-Culver board of directors authorized management to explore and negotiate a transaction with Regis along those lines. During the period of September 2005 through early January 2006, Alberto-Culver and Regis, with the assistance of their respective advisors, conducted due diligence, negotiated the terms of and prepared agreements for a potential transaction involving Sally Holdings.

On January 10, 2006, Alberto-Culver and Sally Holdings entered into a merger agreement with Regis pursuant to which Alberto-Culver would spin off Sally Holdings and each holder of record of Alberto-Culver common stock would receive one share of Sally Holdings common stock for, and in addition to, each share of Alberto-Culver common stock held as of the record date for the spin-off. The merger agreement provided that Sally Holdings subsequently be merged with and into a wholly-owned subsidiary of Regis with each outstanding share of Sally Holdings common stock being automatically converted into 0.60 of a share of Regis common stock. Prior to the completion of the merger, Sally Holdings would borrow $400 million, which would be distributed to Alberto-Culver. Alberto-Culver had announced it intended to use approximately $280 million of the proceeds after the closing of the merger to pay a $3 per share special one-time cash dividend to Alberto-Culver stockholders.

On April 5, 2006, Alberto-Culver notified Regis that the Alberto-Culver board of directors had unanimously concluded that it could no longer recommend that its stockholders approve the transaction with Regis. The Alberto-Culver board of directors reached this decision after considering, among other things, (i) Regis’ two consecutive earnings shortfall announcements since the execution of the merger agreement, (ii) significant revisions to Regis’ financial forecasts, (iii) uncertainty about Regis’ fiscal 2007 outlook, and (iv) certain differences over operating and governance approaches. The withdrawal of the recommendation followed Alberto-Culver’s unsuccessful efforts to negotiate an upward adjustment to the exchange ratio in light of the reduction in transaction value to Alberto-Culver stockholders and the failure of attempts to clarify operating and board governance matters. Later on that date, Regis notified Alberto-Culver that Regis had terminated the merger agreement.

In the days following the termination of the Regis transaction, Alberto-Culver received a number of unsolicited inquires about a possible sale of, or other transaction involving, the Sally/BSG distribution business. Among those unsolicited calls was a call to Mr. Bernick on April 6, 2006 from Mr. Donald J. Gogel, the President and Chief Executive Officer of CD&R. During that call, Mr. Gogel discussed the possibility of a spin-off transaction with respect to Sally Holdings. Mr. Gogel also asked Mr. Bernick’s permission to discuss the possibility of such a transaction with Goldman Sachs, which Mr. Bernick gave. Later that day, Mr. Gogel called a representative of Goldman Sachs to discuss a possible transaction with respect to Sally Holdings. The other unsolicited inquiries did not lead to substantive discussions with third parties regarding a potential transaction involving Alberto-Culver or the Sally/BSG distribution business.

On April 20, 2006, Mr. Bernick called Mr. Gogel to arrange a meeting with CD&R on the 12th of May, since he was going to be in New York, New York on other business. Mr. Bernick arranged the meeting to discuss various matters, including a possible transaction with respect to Sally Holdings.

On April 26, 2006, the Alberto-Culver board of directors held a regularly scheduled meeting. Also present at this meeting were members of management of Alberto-Culver and representatives of Goldman Sachs and Sidley Austin LLP, counsel to Alberto-Culver. At this meeting the directors discussed strategic alternatives for Alberto-Culver in light of the terminated Regis transaction, including maintaining the status quo of operating both the consumer products and Sally/BSG distribution businesses, various methods of separating the consumer products and Sally/BSG distribution businesses, and a business combination with a strategic partner. At this meeting, a representative of Goldman Sachs summarized for the Alberto-Culver board of directors the unsolicated inquiries received regarding a potential transaction with respect to the Sally/BSG distribution business, including conversations with Mr. Gogel. While Mr. Bernick continued to recommend to the Alberto-Culver board of directors that the businesses be separated for various business reasons, the sense of the Alberto-Culver board of directors was to take additional time to reflect on the strategic plan. During the meeting, a representative of Sidley Austin reviewed with the directors their fiduciary duties in connection with considering possible strategic alternatives.

On May 1, 2006, representatives of Merrill Lynch met with representatives of CD&R to discuss potential structures for a transaction involving the Sally/BSG distribution business. Shortly thereafter, CD&R engaged Merrill Lynch as its financial advisor in connection with a potential transaction involving the Sally/BSG distribution business.

On May 3, 2006, Mrs. Carol L. Bernick, the Chairman of the Alberto-Culver board of directors, met with representatives of Merrill Lynch at Merrill Lynch’s offices in Chicago, Illinois to discuss the terms of a potential transaction with CD&R involving the Sally/BSG distribution business. Later on May 3, representatives of Merrill Lynch held a meeting at Alberto-Culver’s headquarters with Mrs. Bernick and Mr. Bernick to continue this discussion.

On May 7, 2006, the Alberto-Culver board of directors held a special telephonic meeting at which members of management of Alberto-Culver and representatives of Goldman Sachs, Sidley Austin and Neal, Gerber & Eisenberg LLP, counsel to the Lavin family stockholders, were also present. At this meeting, the Alberto-Culver board of directors discussed the general parameters of a possible transaction involving CD&R that had been presented by Merrill Lynch on May 3, 2006. Following this discussion, the Alberto-Culver board of directors authorized management of Alberto-Culver to enter into a confidentiality agreement with CD&R and begin to explore a possible transaction with CD&R.

On May 9, 2006, Alberto-Culver and CD&R entered into a confidentiality agreement to facilitate the exchange of confidential information as part of CD&R’s due diligence review of Sally Holdings.

On May 10, 2006, Mrs. Bernick, Mr. Bernick and Mr. Paul W. Hoelscher, the Vice President, Corporate Controller of Alberto-Culver, met with representatives of CD&R, including Mr. Gogel, and representatives of Goldman Sachs and Merrill Lynch at the offices of CD&R in New York, New York, to discuss the possible transaction with respect to Sally Holdings and the strategic issues facing the Sally/BSG distribution business, including the status of its relationship with its suppliers. At this meeting, Mrs. Bernick and Messrs. Bernick and Hoelscher provided CD&R with an overview of the Sally/BSG distribution business, including a review of its financial performance, business and strategy.

On May 12, 2006, Mr. Bernick and a representative of Goldman Sachs met with representatives of CD&R at the offices of CD&R in New York, New York to continue discussions regarding a possible transaction with respect to Sally Holdings. At this meeting, representatives of CD&R reaffirmed their interest in the Sally/BSG distribution business and discussed additional matters pertaining to the possible transaction, including valuation issues and the composition of the board of directors of a publicly-traded Sally Holdings. The participants agreed that representatives of CD&R would call Goldman Sachs the following week to discuss the terms of a possible transaction.

On May 16, 2006, representatives of CD&R and Merrill Lynch met with representatives of Goldman Sachs during which representatives of CD&R summarized their proposed terms for a possible transaction. The terms included that:

•	Alberto-Culver’s consumer products business and the Sally/BSG distribution business would be separated into two publicly-traded companies;

•	an investment vehicle of CD&R would purchase a 49% equity interest in the company holding the Sally/BSG distribution business for $554 million;

•	Sally Holdings and/or one or more of its subsidiaries would incur approximately $1.770 billion in debt, including the assumption of Alberto-Culver’s $120 million aggregate principal amount of 6.375% debentures due 2028;

•	Alberto-Culver stockholders would receive a $25.00 per share special cash dividend (financed by the proceeds of the transaction); and

•	following the transactions, Alberto-Culver’s consumer products business would be left with $20 million in cash.

According to Goldman Sachs, the proposal reflected an implied equity value for Sally Holdings of $1.130 billion and an implied enterprise value for Sally Holdings of $2.870 billion, assuming that $30 million in cash remained on Sally Holdings’ balance sheet. The CD&R representatives also proposed that the publicly-traded Sally Holdings board of directors would be comprised of five individuals designated by Alberto-Culver and six individuals designated by CD&R and that the chairman of the Sally Holdings board of directors would be one of the CD&R designees. CD&R and Goldman Sachs, on behalf of and at the direction of Alberto-Culver, also discussed other possible terms, including among others, possible limitations on CD&R’s ability to dispose of the shares of Sally Holdings stock acquired in the proposed transaction, restrictions on CD&R’s ability to acquire additional shares of Sally Holdings capital stock, and the applicability of contract terms from the terminated Regis transaction to a potential transaction with CD&R, including the definition of “material adverse effect”, the scope of Alberto-Culver’s representations, warranties and covenants and the allocation of liability between Sally Holdings and New Alberto-Culver in the event that the New Alberto-Culver share distribution is taxable. In addition, Goldman Sachs informed CD&R that the Alberto-Culver board would not accept a financing condition to a potential transaction.

On May 17, 2006, the Alberto-Culver board of directors held a special telephonic meeting which was also attended by members of Alberto-Culver management and representatives of Goldman Sachs, Sidley Austin and Neal Gerber. At this meeting, representatives of Goldman Sachs summarized the terms CD&R had proposed on May 16. The Alberto-Culver board of directors and other participants at the meeting then discussed several matters relating to the proposed transaction, including the terms proposed by CD&R, the potential impact of the proposed transaction on Alberto-Culver’s severance agreements and employee benefit plans and contractual restrictions that should be considered to help ensure that the tax-free treatment of the proposed separation was not jeopardized. They also discussed the fact that the proposed transaction would result in Sally Holdings having significant indebtedness, which could limit its operational and financial flexibility. The Alberto-Culver board of directors then authorized Goldman Sachs to convey to CD&R Alberto-Culver’s response to CD&R’s proposed terms. The Alberto-Culver board of directors then went into executive session with only the independent directors and representatives of Sidley Austin present. The independent directors discussed what level of severance benefits, if any, should be offered to officers of Alberto-Culver in exchange for such officers acknowledging that the proposed transaction would not constitute a change in control for purposes of their respective severance agreements. Following this discussion, the independent directors determined the levels of benefits they would offer to the applicable officers of Alberto-Culver. The independent directors also discussed Mr. Bernick’s potential retirement in connection with the proposed transaction and what, if any, level of benefits should be offered to Mr. Bernick in connection with his acknowledging that the proposed transaction would not constitute a change in control for purposes of his severance agreement.

On May 18, 2006, a representative of Goldman Sachs conveyed to representatives of CD&R Alberto-Culver’s response to CD&R’s May 16 proposed terms. The response included the following modifications from CD&R’s proposal:

•	CD&R’s investment would be $600 million for a 47% equity interest in the publicly-traded Sally Holdings;

•	Sally Holdings would incur $1.808 billion in indebtedness to finance a portion of the special cash dividend;

•	Alberto-Culver’s consumer products business would retain the $120 million aggregate principal amount of 6.375% debentures due 2028 and following the proposed transaction Sally Holdings would retain $55 million of cash, $25 million of which would be used to finance a portion of the special cash dividend and $30 million of which would remain on Sally Holdings’ balance sheet; and

•	Sally Holdings would pay Alberto-Culver’s transaction expenses up to a maximum of $20 million.

According to Goldman Sachs, these economic terms reflected an implied equity value for Sally Holdings of $1.277 billion and an implied enterprise value for Sally Holdings of $3.055 billion. The proposed terms also contemplated that the Sally Holdings board of directors would consist of six individuals designated by CD&R and six individuals designated by Alberto-Culver, with CD&R having the right to designate the chairman of the board of directors, and that limitations would be placed on CD&R’s ability to sell its interest in Sally Holdings during the first two years following the transactions.

On May 18 and 19, 2006, Mr. Gogel, Mr. Richard J. Schnall, a partner at CD&R, and other CD&R representatives met with Mr. Hoelscher, Mr. Gary G. Winterhalter, the President of Sally Holdings, and Mr. Michael H. Renzulli, the Chairman of Sally Holdings, as well as a representative of Goldman Sachs in Denton, Texas, to discuss the Sally/BSG distribution business, including financial and operational aspects of the business, as well as the prospects for the Sally/BSG distribution business.

On May 19, 2006, representatives of CD&R held a telephone conference call with representatives of Goldman Sachs to discuss CD&R’s revised proposed terms. The revised proposal included the following modifications to the proposed terms conveyed on May 18:

•	CD&R would invest $575 million for a 47.5% equity interest in the publicly-traded Sally Holdings;

•	Sally Holdings would incur $1.85 billion of debt to finance a portion of the special cash dividend; and

•	Alberto-Culver would pay its own transaction expenses, which would not be reimbursed by Sally Holdings.

According to Goldman Sachs, the revised proposed terms reflected an implied equity value for Sally Holdings of $1.211 billion and an implied enterprise value of $3.031 billion, assuming that $30 million in cash remained on Sally Holdings’ balance sheet.

On May 20, 2006, a representative of CD&R contacted a representative of Goldman Sachs to discuss CD&R’s revised proposal. During this conversation, CD&R agreed that New Sally would pay Alberto-Culver’s transaction expenses up to $20 million.

On May 22, 2006, the Alberto-Culver board of directors held a special telephonic meeting. Members of management of Alberto-Culver as well as representatives of Goldman Sachs, Sidley Austin and Neal Gerber also attended the meeting. At the meeting, a representative of Goldman Sachs described to the Alberto-Culver board of directors CD&R’s revised proposed terms. Members of the Alberto-Culver board of directors then discussed the revised proposal. At the conclusion of the meeting, the Alberto-Culver board of directors directed management and Alberto-Culver’s advisors to continue negotiations with CD&R, and, if the results of CD&R’s scheduled due diligence trip to Sally Holdings’ headquarters in Denton, Texas, were satisfactory to CD&R, to begin to prepare drafts of the transaction agreements. The Alberto-Culver board of directors then went into executive session with only the independent directors and representatives of Sidley Austin present. During this session, the independent directors discussed further possible severance arrangements with Mr. Bernick. The independent directors authorized Dr. Robert H. Rock, Chairman of the Compensation and Leadership Development Committee of the Alberto-Culver board of directors to discuss this matter with Mr. Bernick.

On May 23, 2006, representatives of CD&R and management of Alberto-Culver, along with representatives of Merrill Lynch, Ernst & Young LLP, CD&R’s accounting advisors for the proposed transaction, Debevoise & Plimpton LLP, legal counsel to CD&R, and Sidley Austin and Goldman Sachs, held a telephonic conference call to discuss, among other things, potential structuring alternatives for the proposed transaction, the process for CD&R completing its due diligence review of Sally Holdings and other logistical matters. Over the course of the next week, the parties held several discussions regarding the most tax and cost efficient structure to effect the proposed transaction. The result of these discussions was the structure described in this proxy statement/prospectus—information statement whereby New Sally would become the publicly traded holding company owning the companies that own and operate the consumer products business and the Sally/BSG distribution business and would spin-off New Alberto-Culver (which will own the consumer products business) and pay a $25.00 per share special cash dividend. See “—Description of the Transactions.”

On May 25 and May 26, 2006, Mr. Schnall and other representatives of CD&R, along with representatives of Merrill Lynch and Ernst & Young, held discussions with Messrs. Hoelscher and Winterhalter, other members of management of Sally Holdings and representatives of Goldman Sachs to conduct business and financial due diligence on Sally Holdings in Denton, Texas.

From May 25 through June 18, 2006, CD&R and its advisors continued their due diligence investigation of Sally Holdings, including legal, business and financial due diligence.

On May 30, 2006, Mr. Schnall and other representatives of CD&R held a telephonic meeting with Mr. Hoelscher to discuss the additional costs of operating a publicly-traded, standalone Sally Holdings. Also on May 30, 2006, Mr. Schnall and other representatives of CD&R held a telephonic meeting with members of management of Sally Holdings to discuss such standalone costs, as well as employee benefits and human resources issues.

On June 1, 2006, Messrs. Bernick and Winterhalter met with Messrs. Gogel and Schnall at CD&R’s headquarters in New York, New York to discuss the proposed transaction and due diligence matters with respect to Sally Holdings.

On June 2, 2006, the Alberto-Culver board of directors held a special telephonic meeting. Also present at the meeting were members of management of Alberto-Culver and representatives of Goldman Sachs and Sidley Austin. During the meeting, the Alberto-Culver board of directors received an update from Mr. Bernick and representatives of Goldman Sachs on the status of negotiations of the proposed transaction with CD&R. At the end of the meeting, the Alberto-Culver board of directors authorized management of Alberto-Culver and its advisors to continue negotiations with CD&R.

On June 5, 2006, Debevoise & Plimpton distributed to Alberto-Culver and Sidley Austin a draft of the investment agreement for the proposed transaction. Also on June 5, 2006, Sidley Austin distributed to CD&R and Debevoise & Plimpton drafts of the separation agreement, tax allocation agreement and employee matters agreement for the proposed transaction. From June 5, 2006 to June 19, 2006, CD&R and Debevoise & Plimpton negotiated with Merrill Lynch the commitment letter for the debt financing for the proposed transaction.

From June 5, 2006 through June 7, 2006, representatives from CD&R held a series of telephonic meetings with members of management of Sally Holdings to discuss due diligence matters with respect to Sally Holdings, including financial, purchasing and procurement issues.

From June 9, 2006 through June 10, 2006, Debevoise & Plimpton and Sidley Austin exchanged comments on the initial drafts of the proposed transaction agreements. Also during this time, Debevoise & Plimpton distributed drafts of the stockholders agreement, support agreements and forms of New Sally certificate of incorporation and bylaws.

In the morning of June 11, 2006, Debevoise & Plimpton distributed a revised draft of the proposed investment agreement, responding to the comments received from Sidley Austin. During the evening of June 11, representatives of Debevoise & Plimpton and Sidley Austin discussed a number of issues with respect to the revised draft of the proposed investment agreement.

On June 12, 2006, the Alberto-Culver board of directors held a special in person meeting. Members of management of Alberto-Culver and representatives of Goldman Sachs and a representative of Sidley Austin also attended. A representative of Sidley Austin updated the Alberto-Culver board of directors on the status of the negotiations with respect to the agreements for the proposed transactions. Also present for a portion of the meeting were Messrs. Gogel and Schnall, who discussed with the Alberto-Culver board of directors the proposed transaction as well as their vision of New Sally’s future as a separate, publicly-traded company and CD&R’s role as a minority stockholder of New Sally.

Over the course of June 12 through June 15, 2006, members of management of Alberto-Culver and representatives of Goldman Sachs and Sidley Austin held conference calls with representatives of CD&R, Ernst & Young and Debevoise & Plimpton to negotiate open issues in the transaction agreements.

In the morning of June 15, 2006, Sidley Austin distributed revised drafts of the investment agreement, separation agreement, tax allocation agreement and employee matters agreement. Sidley Austin also distributed comments to the stockholders agreement, support agreement and forms of New Sally certificate of incorporation and bylaws on June 15, 2006.

Also on June 15, 2006, the compensation and leadership development committee of the Alberto-Culver board of directors met to discuss, among other things, possible severance arrangements to be entered into with Messrs. Bernick and Renzulli.

On June 16, 2006, the Alberto-Culver board of directors held a special meeting to discuss the status of negotiations on the proposed transaction. Also present at this meeting were members of management of Alberto-Culver and representatives of Goldman Sachs, Sidley Austin and Neal Gerber. Representatives of Goldman Sachs reviewed with the Alberto-Culver board of directors the proposed financial terms of the proposed transaction, the financial performance and prospects of the Sally/BSG distribution business. Goldman Sachs then delivered its presentation, which included a valuation analysis of the proposed transaction as of that date. A representative of Sidley Austin reviewed with the directors their fiduciary duties in connection with the proposed transaction. A representative of Sidley Austin then reviewed in detail with the Alberto-Culver board of directors the proposed terms of the transaction agreements and the outstanding issues with respect to the agreements. Following a discussion of the proposed terms of the transaction agreements and the outstanding issues, the Alberto-Culver board of directors went into executive session with only the independent directors and representatives of Sidley Austin present. During this session, the independent directors discussed the course of negotiations with respect to the possible severance arrangements with Messrs. Bernick and Renzulli. The independent directors authorized Dr. Rock and Sidley Austin to negotiate the terms of agreements with Messrs. Bernick and Renzulli and their counsel, Vedder Price Kaufman & Kammholz LLP. Following the executive session, the full board of directors of Alberto-Culver authorized management and its advisors to continue to negotiate with CD&R.

Also on June 16, 2006, Debevoise & Plimpton distributed comments to the separation agreement. During the evening of June 16, 2006, members of management of Alberto-Culver and representatives of Goldman Sachs and Sidley Austin held a telephone conference with representatives of CD&R, Ernst & Young and Debevoise & Plimpton to negotiate the outstanding issues on the transaction agreements.

Following these discussions, in the early morning of June 17, 2006, Sidley Austin distributed comments to the investment agreement. The parties continued to negotiate the terms, and exchange drafts, of the transaction agreements over the course of June 17 and June 18. Also during this time, Dr. Rock and Sidley Austin negotiated with Messrs. Bernick and Renzulli and Vedder Price the proposed terms of their termination agreements.

On June 18, 2006, Mr. Schnall, Mrs. Bernick and Mr. Hoelscher held a telephonic meeting to discuss outstanding employee benefits and human resources issues.

On June 18, 2006, the Alberto-Culver board of directors held a special telephonic meeting to consider the proposed transaction. Also present at the meeting were members of management of Alberto-Culver and representatives of Goldman Sachs, Sidley Austin and Neal Gerber. A representative of Sidley Austin reviewed again with the Alberto-Culver board of directors their fiduciary duties in connection with considering the proposed transaction. Dr. Rock then reported on the course of the negotiations with Messrs. Bernick and Renzulli. A Sidley Austin representative then described to the Alberto-Culver board of directors the terms of the proposed transaction agreements. Representatives of Goldman Sachs then provided Goldman Sachs’ financial analysis of the proposed transaction and delivered the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion dated June 19, 2006, that, based upon and subject to the factors and assumptions set forth therein, the purchase price to be paid by Investor to New Sally for the shares of New Sally Class A common stock was fair from a financial point of view to New Sally. A copy of the written opinion is included as Annex I to this proxy statement/prospectus. Following a discussion of the proposed transaction, the Alberto-Culver board of directors unanimously determined that the investment agreement and the transactions contemplated by the investment agreement were advisable and in the best interests of Alberto-Culver and its stockholders and adopted the investment agreement and the separation agreement and approved the transactions contemplated by those agreements. The Alberto-Culver board of directors also approved by the unanimous vote of all directors voting, the severance agreement amendments, Mr. Bernick’s termination agreement, Mr. Renzulli’s termination and consulting agreement, the termination agreements with certain officers of Sally Holdings and the payment of the legal fees and expenses incurred by the Lavin family stockholders up to a maximum of $100,000. Abstaining with respect to the termination agreement for Mr. Bernick, the termination and consulting agreement for Mr. Renzulli, the severance agreement amendment for Mrs. Bernick, and the payment of expenses of the Lavin family stockholders were Mrs. Bernick and Messrs. Bernick and Lavin. During the evening of June 18, 2006, Mr. Bernick and Alberto-Culver entered into Mr. Bernick’s termination agreement and Alberto-Culver, Sally Holdings and Mr. Renzulli entered into Mr. Renzulli’s termination and consulting agreement.

Throughout the night of June 18, 2006 and the early morning of June 19, 2006, members of management of Alberto-Culver and representatives of CD&R, as well as representatives of Sidley Austin and Debevoise & Plimpton finalized the transaction agreements, the disclosure schedules to the investment agreement and the schedules to the separation agreement.

Early in the morning of June 19, 2006, Alberto-Culver, Investor and the other parties to the investment agreement executed the investment agreement, and the parties to the separation agreement, the tax allocation agreement, the employee matters agreement and the support agreements executed those agreements. Also that morning, Alberto-Culver and the parties to the severance agreement amendments and termination agreements executed those amendments and agreements. Investor and Merrill Lynch also executed the commitment letter for the debt financing.

Following the execution of the principal transaction agreements, Alberto-Culver issued a press release announcing that it had entered into the definitive investment agreement and the related transaction agreements.

Alberto-Culver’s Reasons for the Transactions; Recommendation of the Alberto-Culver Board of Directors

THE ALBERTO-CULVER BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED AND APPROVED THE INVESTMENT AGREEMENT AND DETERMINED THAT THE INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE, ARE ADVISABLE AND IN THE BEST INTERESTS OF ALBERTO-CULVER AND ITS STOCKHOLDERS AND RECOMMENDS THAT ALBERTO-CULVER STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE INVESTMENT AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW SALLY SHARE ISSUANCE.

In reaching its decision to adopt and approve the investment agreement and the transactions contemplated by the investment agreement and recommend that Alberto-Culver stockholders adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, the Alberto-Culver board of directors consulted with Alberto-Culver’s management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Elimination of Channel Conflicts. The Alberto-Culver board of directors considered that the separation of Alberto-Culver’s Sally/BSG distribution businesses from its consumer products business would eliminate the difficulties associated with Alberto-Culver operating two businesses each of which competes with the customers or suppliers of the other business, thereby allowing the Sally/BSG distribution business and the consumer products business to each compete in its market more effectively.

Greater Business Focus. The Sally/BSG distribution business of New Sally, on the one hand, and the consumer products business of New Alberto-Culver, on the other hand, have distinct operating, business and financial characteristics that require different management approaches. The Alberto-Culver board of directors considered that the separation is expected to enhance each company’s ability to focus its attention and resources on its business and customers, thereby allowing it to pursue a long-term business strategy focused on its business.

Better Alignment of Employee Incentive Awards. The Alberto-Culver board of directors considered that the separation will result in equity securities for each of New Alberto-Culver and New Sally with a value that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements, including stock options and restricted stock, for its key employees that are directly related to the market performance of each company’s common stock, and the Alberto-Culver board of directors believes such equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

Strategic Alternatives. The Alberto-Culver board of directors considered the strategic alternatives to the transactions, including continuing to operate both the consumer business and the Sally/BSG distribution business.

Potential for Contribution by CD&R to New Sally. The Alberto-Culver board of directors considered the operational and strategic contributions CD&R has made to other companies in which it has invested and the potential for CD&R to make similar contributions to the business of New Sally.

Tax Treatment of the Transactions. The Alberto-Culver board of directors considered that (i) the separation of New Alberto-Culver and New Sally is expected to be treated as a tax-free reorganization for federal income tax purposes and (ii) a substantial portion of the cash dividend will be taxable to individual stockholders as qualifying dividend income.

Receipt by Alberto-Culver Stockholders of Cash. The Alberto-Culver board of directors considered that the $25.00 per share special cash dividend would provide Alberto-Culver stockholders with immediate cash liquidity.

Participation of Alberto-Culver Stockholders in Potential Success of New Alberto-Culver and New Sally. The Alberto-Culver board of directors considered that, in addition to the cash liquidity received by Alberto-Culver stockholders from the $25.00 per share special cash dividend, effecting the separation of New Alberto-Culver and New Sally would permit Alberto-Culver stockholders to participate in the potential growth and success of each company. The Alberto-Culver board of directors also considered that upon completion of the transactions, Alberto-Culver stockholders would receive shares of New Alberto-Culver that represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the transactions and shares of New Sally common stock that, giving effect to the investment by Investor, are expected to represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion.

Financial Considerations. The Alberto-Culver board of directors considered the financial terms of the investment agreement, including:

•	the $575 million investment that Investor will make in New Sally prior to the New Alberto-Culver share distribution;

•	the approximately $1.85 billion of indebtedness Sally Holdings and/or one or more of its subsidiaries will incur prior to the New Alberto-Culver share distribution;

•	the $25.00 per share special cash dividend to be paid by New Sally to its stockholders (formerly Alberto-Culver stockholders) other than holders of New Sally Class A common stock, which will be funded all or in substantial part by the investment and the indebtedness incurred by Sally Holdings and/or one or more of its subsidiaries;

•	that under the investment agreement New Sally or Sally Holdings will pay all of Alberto-Culver’s and its subsidiaries’ (including Sally Holdings) expenses related to the transactions, up to $20 million, except for certain expenses of trademark registration in connection with the Alberto-Culver LLC conversion, which will be paid by Alberto-Culver, plus 50% of the expenses related to specified tax studies to be conducted prior to closing and New Sally or Sally Holdings will pay all of the expenses related to the debt financing;

•	the payment by New Sally to CD&R of a $30 million transaction fee upon completion of the transactions; and

•	that under the separation agreement, New Sally will retain immediately following the distributions an amount of cash equal to $52.7 million, plus an amount equal to the sum of (i) an estimate for accrued and unpaid pre-closing income taxes of New Sally, (ii) specified unpaid liabilities of Sally Holdings and (iii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally that Investor may acquire in order not to jeopardize the intended tax-free nature of the New Alberto-Culver share distribution as described under “—Determination of Investment by Investor,” minus 50% of the costs of obtaining the surplus and solvency opinions.

The Alberto-Culver board of directors evaluated the historic financial condition and operating results of the consumer products business and the Sally/BSG distribution business, including information with respect to their respective earnings history, as well as the prospects of each business. The Alberto-Culver board of directors also evaluated analyses and other financial information related to Sally Holdings, New Alberto-Culver and the transactions.

Opinion of Financial Advisor. The Alberto-Culver board of directors considered the oral opinion of Goldman Sachs to the Alberto-Culver board of directors on June 18, 2006, subsequently confirmed by delivery of a written opinion dated June 19, 2006, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations discussed in the opinion, the purchase price to be received by New Sally for the shares of New Sally Class A common stock to be purchased by Investor pursuant to the investment agreement was fair, from a financial point of view, to New Sally.

Terms of the Separation Agreement and Investment Agreement. The Alberto-Culver board of directors reviewed and considered the terms of the separation agreement and the investment agreement, including:

•

that Alberto-Culver has the ability to terminate the investment agreement under a number of circumstances, including (i) in order to accept a superior proposal from a third party, subject to paying a $60 million fee or (ii) if the Alberto-Culver board of directors concludes in good faith after consultation with outside legal counsel and the valuation firm that it will not be able to obtain specified surplus and solvency opinions by April 30, 2007 as described under “The Investment Agreement—Termination of the Investment Agreement”;

•	that the completion of the transactions is subject to, among other things, (i) New Sally obtaining a private letter ruling and New Sally and Alberto-Culver obtaining an opinion of counsel, in each case, with respect to the tax-free nature of the New Alberto-Culver share distribution and (ii) the receipt of surplus and solvency opinions with respect to certain subsidiaries of Alberto-Culver as described under “The Investment Agreement—Conditions to the Completion of the Transactions”;

•	that the Alberto-Culver board of directors has the right to change its recommendation of the transactions if doing so is reasonably necessary to comply with its fiduciary duties to the stockholders of Alberto-Culver under applicable law, and that doing so may result in Alberto-Culver being required to pay Investor a termination fee of $60 million as described under “The Investment Agreement—Covenants—No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors”;

•	that adverse events with respect to suppliers of Sally Holdings and its subsidiaries, if any, would be carved out from the definition of what constituted a “material adverse effect”;

•	that under specified circumstances either Investor or Alberto-Culver would be required to pay a termination fee if the investment agreement was terminated, including the payment by Investor of a $60 million fee under certain circumstances if the debt financing is not capable of being obtained as described under “The Investment Agreement—Termination of the Investment Agreement”; and

•	the requirement that Investor use its reasonable best efforts to obtain the debt financing as described under “The Investment Agreement—Covenants.”

The Alberto-Culver board of directors also considered the course of negotiations of the transaction agreements.

Alberto-Culver Stockholder Vote. The Alberto-Culver board of directors considered that under the investment agreement it is a condition to completion of the transactions that a majority of the outstanding shares of Alberto-Culver common stock vote to adopt the investment agreement and approve the transactions contemplated by the investment agreement, thereby giving the Alberto-Culver stockholders the opportunity to accept or reject the transactions. The Alberto-Culver board of directors took note of the fact that Mr. Bernick and the Lavin family stockholders would enter into support agreements with Alberto-Culver, New Sally and Investor pursuant to which they would each agree that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for approval of the transactions contemplated by the investment agreement. Accordingly, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, approximately [•]% of the shares of Alberto-Culver common stock outstanding as of the record date for the special meeting is contractually committed to vote for the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement. See “Additional Agreements Relating to the Transactions” beginning on page [•].

Representation on New Sally Board of Directors. The Alberto-Culver board of directors considered that upon completion of the New Alberto-Culver share distribution, each of Alberto-Culver and Investor would have six designees on the New Sally board of directors evenly divided into three classes and that the Chairman of the New Sally board of directors would be an Investor designee. The Alberto-Culver board of directors also considered that under the stockholders agreement, for up to ten years following the transactions, Investor would have the right to designate a specified number of individuals to be nominated to serve on the New Sally board of directors based on the percentage ownership of Investor in New Sally.

Recommendation of Management. The Alberto-Culver board of directors took into account management’s recommendation in favor of the transactions.

Experience of CD&R in Completing Transactions. The Alberto-Culver board of directors considered the success of CD&R in completing complex transactions in the past, as well as its reputation in the private equity industry.

The Alberto-Culver board of directors also considered potential risks and negative consequences of the transactions, including the following:

Potential Adverse Tax Consequences. The Alberto-Culver board of directors considered that the New Alberto-Culver share distribution may result in significant U.S. federal income tax liabilities to New Sally if 50% or more of the stock of New Alberto-Culver or New Sally is acquired, directly or indirectly, by one or more persons as part of a plan or series of related transactions that includes the share issuance and merger.

Potential Adverse Tax Consequences of Lavin Family Stockholders’ Actions. The Alberto-Culver board of directors considered that while the Lavin family stockholders are contractually restricted, subject to specified exceptions, from selling shares of New Sally common stock until the earlier of (i) one year after the closing date, (ii) termination of the investment agreement and (iii) the earliest time that no Lavin family shareholder or certain related persons is a “controlling shareholder” or “ten percent shareholder” of New Sally for U.S. federal income tax purposes, the Lavin family stockholders are not subject to a contractual covenant that generally prohibits them from taking any action that could adversely affect the tax-free nature of the New Alberto-Culver share distribution and that in the event the Lavin family stockholders acted in a manner that adversely affected the tax-free nature of the New Alberto-Culver share distribution, New Alberto-Culver would be contractually obligated to indemnify New Sally for the tax liability that results therefrom.

Allocation of Potential Tax Liabilities. The Alberto-Culver board of directors considered the allocation under the tax allocation agreement of any tax liabilities resulting from a determination that the share issuance and merger was not tax free.

Financial Impact of the Loss of Sally/BSG. The Alberto-Culver board of directors considered the financial impact of the loss of the assets, revenue and cash flows of the Sally/BSG distribution business on the remainder of Alberto-Culver, including the possibility that New Alberto-Culver’s debt rating may be downgraded making it more expensive to obtain financing in the future. The Alberto-Culver board of directors also considered that Alberto-Culver would retain the $120 million aggregate principal amount of 6.375% debentures due 2028.

Suppliers of New Sally. The Alberto-Culver board of directors considered the potential impact on New Sally if one or more of its significant suppliers terminated its relationship with New Sally or adversely modified the terms of its relationship with New Sally. See “Risk Factors—Risks Relating to New Sally— New Sally depends on manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to New Sally,” beginning on page [•].

Leverage and Risks of Insolvency of New Sally. The Alberto-Culver board of directors considered that following the transactions, New Sally will have a significant amount of indebtedness, which will limit its financial and operational flexibility. The Alberto-Culver board of directors also considered that if New Sally were to become insolvent at some point following completion of the proposed transactions (including as a result of a termination of or material modification to supplier relationships), the proposed distributions could be challenged by creditors of New Sally as a fraudulent conveyance and stockholders who received the funds or shares of New Alberto-Culver common stock in the distributions could be required to return all or a portion of them to New Sally.

Debt Financing. The Alberto-Culver board of directors considered that completion of the transactions requires that Sally Holdings or one or more of its subsidiaries obtain approximately $1.85 billion of debt financing.

Ongoing Obligations After Completion of the Transactions. The Alberto-Culver board of directors took note of the fact that under the terms of the investment agreement, Alberto-Culver is subject to a 30-month non-competition covenant and a 30-month employee non-hire and non-solicit covenant and is required under specified circumstances to provide certain transition services to New Sally.

Restraints on Future Transactions. The Alberto-Culver board of directors considered that Alberto-Culver may be constrained from entering into a transaction or series of transactions in which 50% or more of New Alberto-Culver stock is acquired depending on whether Alberto-Culver engaged in “substantial negotiation” with respect to such transactions in the two-year period prior to the New Alberto-Culver share distribution.

Interests of Executive Officers and Directors of Alberto-Culver in the Transactions. The Alberto-Culver board of directors considered the interests of executive officers and directors of Alberto-Culver in the transactions, including the termination agreement with Mr. Bernick, the termination and consulting agreement with Mr. Renzulli, potential severance benefits payable to other executive officers of Alberto-Culver, the acceleration of vesting of stock options held by executive officers and directors and restricted stock held by executive officers and pro-rated payouts under certain incentive plans to executive officers of Alberto-Culver.

Interests of the Lavin Family Stockholders in the Transactions. The Alberto-Culver board of directors considered the interests of the Lavin family stockholders in the transactions, including the stockholders agreement, providing for, among other things, registration rights with respect to shares of New Sally common stock. Among other things, the Alberto-Culver board of directors noted that Mrs. Bernick, Chairman of the Alberto-Culver board of directors, Mr. Lavin, a director of Alberto-Culver, and Mrs. Lavin, and a partnership and trusts established for the benefit of the specified members of the Lavin family, including Mrs. Bernick, Mr. Lavin and Mrs. Lavin, as well as the permitted transferees of such partnership and trusts, comprise the Lavin family stockholders.

Diversion of Management. The Alberto-Culver board of directors considered the diversion of management resulting from the substantial time and effort necessary to complete the transactions.

Limited Express Contractual Recourse Against Investor and Fund. The Alberto-Culver board of directors considered that the transaction agreements provide for limited recourse against Investor and the Fund. The Alberto-Culver board noted that although Investor is contractually prohibited from acquiring additional shares of New Sally in a manner that would cause the New Alberto-Culver share distribution to be taxable, there is no express contractual provision requiring Investor to indemnify New Alberto-Culver or New Sally for any liabilities that result from Investor taking an action that results in the New Alberto-Culver share distribution being taxable.

Other Factors. In addition to the above factors and risks, the Alberto-Culver board of directors considered that based on the number of seats on the New Sally board of directors and its approximately 47.5% ownership interest in New Sally on a fully diluted basis immediately following the conversion, Investor would be in a position to assert a larger degree of influence over the business and operations of New Sally than other stockholders of New Sally.

The foregoing discusses the material factors considered by the Alberto-Culver board of directors and is not exhaustive of all factors considered by the Alberto-Culver board of directors. In view of the variety of factors considered in connection with its evaluation of the separation agreement and the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, the Alberto-Culver board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the separation agreement, investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. In addition, each member of the Alberto-Culver board of directors may have given differing weights to different factors.

In considering the recommendation of the Alberto-Culver board of directors to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, Alberto-Culver stockholders should be aware that certain executive officers and directors and certain stockholders of Alberto-Culver have certain interests in the proposed transactions that may be different from, or in addition to, the interests of Alberto-Culver stockholders generally. The Alberto-Culver board of directors was aware of these interests when approving the separation agreement and the investment agreement and recommending that the Alberto-Culver stockholders vote to adopt the investment agreement and approve the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance. See “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Opinion of Alberto-Culver’s Financial Advisor

Goldman Sachs rendered its oral opinion to Alberto-Culver’s board of directors on June 18, 2006, subsequently confirmed by delivery of a written opinion dated June 19, 2006, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the purchase price of $575,000,000 to be received by New Sally for the shares of New Sally Class A common stock to be purchased by Investor pursuant to the investment agreement was fair from a financial point of view to New Sally.

The full text of the written opinion of Goldman Sachs, dated June 19, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of Alberto-Culver’s board of directors in connection with its consideration of the transactions contemplated by the investment agreement and the separation agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of Alberto-Culver’s common stock should vote with respect to any aspect of the transactions contemplated by the investment agreement or separation agreement.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the investment agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Alberto-Culver for the five fiscal years ended September 30, 2005;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alberto-Culver;

•	certain other communications from Alberto-Culver to its stockholders;

•	audited financial statements for Sally Holdings for the two fiscal years ended September 30, 2005;

•	certain internal financial analyses and forecasts for Alberto-Culver prepared by its management; and

•	certain internal financial analyses and forecasts for New Sally prepared by the management of Alberto-Culver and the management of Sally Holdings.

Goldman Sachs also held discussions with members of the senior managements of Alberto-Culver and Sally Holdings regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the investment agreement and the separation agreement and the past and current business operations, financial condition, and future prospects of New Sally. In addition, Goldman Sachs reviewed the reported price and trading activity for the Alberto-Culver common stock, compared certain financial information for New Sally and Sally Holdings with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the retail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the consent of Alberto-Culver that the Alberto-Culver and New Sally forecasts described in the last two bullet points immediately prior to the preceding paragraph were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Alberto-Culver and Sally Holdings. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Alberto-Culver or Sally Holdings or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Alberto-Culver or Sally Holdings or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of Alberto-Culver to engage in the transactions contemplated by the investment agreement or separation agreement, nor does it express any opinion as to the prices at which the shares of New Sally common stock will trade at any time.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Alberto-Culver in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 15, 2006 and is not necessarily indicative of current market conditions.

Summary of Implied Transaction Multiples. Goldman Sachs summarized the implied transaction multiples with respect to New Sally in connection with the Investor’s purchase of New Sally shares pursuant to the investment agreement.

Goldman Sachs calculated the implied equity value of New Sally based on the purchase price paid by the Investor in exchange for its purchase of 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the New Sally share issuance as provided for in the investment agreement, and then added the net debt to be incurred by Sally Holdings as part of the transaction to derive the implied enterprise value of New Sally. Goldman Sachs then derived an implied price per share of New Sally common stock of $6.74, based on 179.5 million shares of New Sally common stock that would be outstanding after the consummation of the transactions contemplated by the investment agreement and separation agreement. Goldman Sachs then calculated a final implied price per share of New Sally common stock of $31.74 by adding the planned special cash dividend of $25 per share.

Goldman Sachs then calculated:

•	the implied enterprise value of New Sally as a multiple of New Sally’s sales, earnings before interest, taxes and depreciation and amortization, or EBITDA, and earnings before interest and taxes, or EBIT, for each of the latest twelve months and 2006 fiscal year, in each case based on historical and projected financials of Sally Holdings and New Sally as provided by Alberto-Culver management; and

•	the implied equity consideration in the transaction as a multiple of the projected net income of New Sally for the 2006 and 2007 fiscal years, in each case based on historical and projected financials of Sally Holdings as provided by Alberto-Culver management, pro forma for the consummation of the transactions contemplated by the investment agreement and separation agreement, including, with respect to 2006, a full year’s interest expense on the debt to be incurred by Sally Holdings.

The results of these analyses are as follows:

	Proposed Transaction
Enterprise Value / Sales
LTM	1.3	x
FY 2006E	1.3
Enterprise Value / EBITDA
LTM	10.7	x
FY 2006E	10.3
Enterprise Value / EBIT
LTM	12.3	x
FY 2006E	11.9
Implied Equity Consideration (Diluted) / Net Income
FY 2006PF	20.8	x
FY 2007PF	19.1

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for New Sally and certain stock price and financial information for Alberto-Culver to corresponding stock price, financial information, ratios and public market multiples for certain publicly traded corporations in the retail industry:

•	CVS Corporation

•	Claire’s Stores, Inc.

•	Dollar General Corporation

•	Dollar Tree Stores, Inc.

•	Family Dollar Stores, Inc.

•	Longs Drug Stores Corporation

•	Michaels Stores, Inc.

•	Office Depot, Inc.

•	Regis Corporation

Although none of the selected companies is directly comparable to New Sally, the companies included were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to certain operations of New Sally. Although the purpose of the analysis was not to compare Alberto-Culver to the selected companies, Goldman Sachs also presented similar stock price, financial information, multiples and ratios for Alberto-Culver for reference.

Goldman Sachs calculated the equity market capitalization for Alberto-Culver and each of the selected companies by multiplying the closing market price of each as of June 14, 2006 by the number of each company’s diluted shares outstanding. Diluted share amounts as well as financial data for the latest twelve months were obtained from each company’s most recent publicly available financial statements. Goldman Sachs calculated the implied equity value of New Sally based on the purchase price paid by the Investor in exchange for its purchase of 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the New Sally share issuance as provided for in the investment agreement, and then added the net debt to be incurred by Sally Holdings as part of the transaction to derive the implied enterprise value of New Sally. Alberto-Culver’s and each selected company’s enterprise value was calculated by adding to its equity market capitalization the amount of its debt and subtracting its cash, which amounts were obtained from each company’s most recent publicly available financial statements. Goldman Sachs then calculated and compared financial multiples based on historical financial information from publicly available sources and projected financial data calendarized to

December for 2006 and 2007 from median consensus estimates provided by International Brokers Estimate System, or IBES (a system that compiles estimates issued by securities research analysts). The five year forecasted compounded annual growth rate, or CAGR, of earnings per share, or EPS, which is the forecasted rate at which EPS grows year after year, based on a five year projection of EPS, was also obtained from IBES estimates.

With respect to the selected companies, Goldman Sachs calculated enterprise value as a multiple of latest twelve months, referred to as LTM, sales, LTM EBITDA and LTM EBIT. The results of these analyses are summarized as follows:

Enterprise Value as a Multiple of:	Selected Companies				New Sally		Alberto- Culver
	Range		Median
LTM Sales	0.4x-1.6	x	0.8	x	1.3	x	1.2	x
LTM EBITDA	6.3-12.3		7.5		10.7		10.3
LTM EBIT	8.7-17.3		11.4		12.3		12.1

Goldman Sachs also calculated for Alberto-Culver and the selected companies multiples of stock prices to calendarized estimated earnings for 2006 and 2007 and for Sally Holdings, multiples of implied per share equity value to estimated earnings for 2006 and 2007. The following table presents the results of this analysis:

Calendarized Price/Earnings Multiples:	Selected Companies				New Sally		Alberto- Culver
	Range		Median
2006	13.2x-22.1	x	16.0	x	20.8	x	18.1	x
2007	12.0-18.0		14.4		16.7		16.3

In addition, Goldman Sachs calculated for Sally Holdings, Alberto-Culver and the selected companies EBITDA and EBIT for the latest twelve months expressed as a percentage of sales. The following table presents the results of this analysis:

	Selected Companies		New Sally	Alberto- Culver
	Range	Median
LTM Margin
EBITDA	4.1-21.5%	8.3%	12.3%	11.6%
EBIT	2.3-17.8	6.1	10.7	9.8

In addition, Goldman Sachs calculated for Alberto-Culver and the selected companies multiples of calendarized estimated 2007 price/earnings ratios to the five year EPS CAGR. The following table presents the results of this analysis:

	Selected Companies		Alberto-Culver
	Range	Median
5-Year EPS CAGR	10.0%-21.2%	13.0%	12.0%
2007 PE /5 Year EPS CAGR	0.9x-1.2x	1.1x	1.4x

Selected Transaction Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the retail industry (listed by acquiror/target and month and year announced):

•	Leonard Green & Partners, L.P./The Sports Authority, Inc. (January 23, 2006)

•	Supervalu Inc., CVS Corporation and Cerberus Capital Management/ Albertson’s, Inc. (January 23, 2006)

•	Bain Capital/Burlington Coat Factory Warehouse Corporation (January 18, 2006)

•	Apollo Management and Silver Point Capital/Linens ‘N Things, Inc. (November 8, 2005)

•	Sun Capital Partners /Shopko Stores, Inc. (October 2005)

•	Prentice Capital Management and GMM Capital/Goody’s Family Clothing, Inc. (October 2005)

•	Berkshire Partners LLC and Weston Presidio/Party City Corporation (September 27, 2005)

•	GameStop Corp./Electronics Boutique Holdings Corp. (April 18, 2005)

•	OSIM International and JW Childs Associates, L.P./Brookstone, Inc. (April 15, 2005)

•	Kohlberg Kravis Roberts & Co., Bain Capital Partners LLC and Vornado Realty Trust/ Toys “R” Us, Inc. (March 17, 2005)

•	Bain Capital Partners, LLC/S. Rossy Inc. and Dollar A.M.A. Inc. (November 18, 2004)

•	Dick’s Sporting Goods, Inc./Galyan’s Trading Company, Inc. (June 21, 2004)

•	Jean Coutu Group (PJC), Inc./Eckerd Stores Northeast (J.C. Penney) (April 5, 2004)

•	CVS Corporation/Eckerd Stores Southern (J.C. Penney) (April 5, 2004)

•	Circuit City Stores, Inc./InterTAN, Inc. (March 31, 2004)

•	Oak Hill Capital Partners, L.P./Duane Reade, Inc. (December 22, 2003)

•	Apollo Management, L.P./General Nutrition Companies, Inc. (October 17, 2003)

•	Boise Cascade Corp./OfficeMax Inc. (July 14, 2003)

•	Gart Sports Company/ The Sports Authority, Inc. (February 19, 2003)

While none of the companies participating in the selected transactions are directly comparable to the New Sally, the companies participating in the selected transactions are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of New Sally. Goldman Sachs calculated and compared the amount of leveraged consideration as a multiple of the target company’s publicly reported LTM EBITDA prior to announcement of the applicable transaction. For purposes of this analysis, the value of the leveraged consideration was calculated by adding the announced transaction price for the equity of the target company to the book value of the target company’s net debt based on public information available prior to the announcement of the applicable transaction. Based on these assumptions, with respect to the selected transactions, Goldman Sachs calculated leveraged consideration as a multiple of LTM EBITDA ranging from 4.7x to 12.3x, with a median multiple of 8.6x.

Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis to calculate illustrative enterprise values for New Sally using projections provided to Goldman Sachs by Alberto-Culver management and terminal multiples of 2011 estimated EBITDA ranging from 8.5x to 10.5x. These illustrative terminal values were calculated as of the Alberto-Culver fiscal year ending September 30, 2011 and were then discounted to June 30, 2006 using discount rates ranging from 10.0% to 13.0%. These calculations resulted in illustrative enterprise values ranging from $2.408 billion to $3.195 billion. Assuming a 11.0% discount rate and a 9.5x EBITDA multiple, Goldman Sachs also calculated illustrative enterprise values assuming changes in the growth rate of sales and changes in the EBIT margin, in each case ranging from -2% to 2%. Based on these assumptions, Goldman Sachs derived illustrative enterprise values based on changes in sales growth and EBIT margin ranging from $2.205 billion to $3.561 billion.

Leveraged Buyout Analysis. Goldman Sachs performed an analysis of the range of equity returns that could theoretically be realized if New Sally was acquired in a leveraged buyout and resold by the acquirer at the end of fiscal year 2010 or 2011 at EBITDA multiples ranging from 8.5x to 10.5x. The analysis was based on projected financial information received from Alberto-Culver management and a capital structure based on the proposal for the transaction and no additional equity for New Sally management. Based on these assumptions, Goldman Sachs derived implied returns ranging from 7.4% to 18.1% for an exit at the end of fiscal year 2010 and from 9.4% to 17.2% for an exit at the end of fiscal year 2011.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summaries set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Alberto-Culver or New Sally or the transactions contemplated by the investment agreement and separation agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Alberto-Culver’s board of directors as to the fairness from a financial point of view to New Sally of the purchase price to be received by New Sally for the investor shares pursuant to the investment agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Alberto-Culver, New Alberto-Culver, New Sally, Sally Holdings, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The purchase price was determined through arms-length negotiations between Alberto-Culver and the Investor and was approved by Alberto-Culver’s board of directors. Goldman Sachs provided advice to Alberto-Culver during these negotiations. Goldman Sachs did not, however, recommend any purchase price to Alberto-Culver or its board of directors or that any specific purchase price constituted the only appropriate purchase price for the transaction.

As described above, Goldman Sachs’ opinion to Alberto-Culver’s board of directors was one of many factors taken into consideration by Alberto-Culver’s board of directors in making its determination to approve the investment agreement and separation agreement and the transactions contemplated by the investment agreement and separation agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Alberto-Culver in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the investment agreement and separation agreement. In addition, Goldman Sachs has provided certain investment banking services to Alberto-Culver from time to time, including having acted as lead manager with respect to a secondary equity offering of 6,000,000 shares of Class B common stock of Alberto-Culver in June 2002, as a lender under a five-year, revolving credit facility for Alberto-Culver (aggregate amount of loan commitment $25,000,000) in September 2004, and as financial advisor to Alberto-Culver in connection with its terminated transaction with Regis announced on January 10, 2006. Goldman Sachs is currently providing, and has provided, certain investment banking services to affiliates of Investor, including having acted as financial advisor to Riverwood Holding Inc., a former portfolio company of an affiliate of Investor, in connection with its merger with Graphic Packaging Corporation in August 2003; having extended a bank loan (aggregate principal amount of $18,000,000) to North American Van Lines Inc., a subsidiary of a portfolio company of an affiliate of Investor, in November 2003; having acted as lead manager for the initial public offering of 21,052,632 shares of common stock of Sirva, Inc., a portfolio company of an affiliate of Investor, in November 2003; having acted as co-financial advisor to Kinko’s Incorporated, a former portfolio company of an affiliate of Investor, in connection with its sale in January 2004; having acted as lead manager for a follow-on offering of 18,500,000 shares of common stock of Sirva, Inc. in June 2004; having acted as financial advisor to Transguard General Insurance Agency Inc., a former portfolio company of an affiliate of

Investor, in connection with its sale in January 2006; and having extended a bank loan (aggregate principal amount of $1,000,000,000) to The Hertz Corporation, a portfolio company of an affiliate of Investor, in March 2006. In connection with the above-described investment banking services Goldman Sachs has received, and may receive in the future, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such service to Alberto-Culver, Investor and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Alberto-Culver and affiliates of Investor for its own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Affiliates of Goldman Sachs have invested and may invest in the future in limited partnership units of affiliates of Investor.

The board of directors of Alberto-Culver selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the investment agreement. Pursuant to a letter agreement dated June 14, 2005, as amended as of June 18, 2006, Alberto-Culver engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the letter agreement, upon the consummation of the transactions contemplated by the investment agreement and separation agreement, Alberto-Culver has agreed to pay Goldman Sachs a transaction fee of $16.5 million, all of which is payable upon consummation of the transaction. In addition, Alberto-Culver has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Antitrust Approvals

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the transactions may not be completed until a Notification and Report Form has been filed with the DOJ and the FTC and the specified 30-day waiting period has been observed. The Fund and Alberto-Culver filed Notification and Report Forms with the DOJ and FTC on July 7, 2006. The parties received early termination of the waiting period on July 14, 2006. At any time before or after completion of the transactions, the DOJ, FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the transactions, to rescind the transactions or to conditionally approve the transactions.

Foreign Antitrust

Antitrust approvals for the transactions are also required to be obtained from governmental authorities in Germany and Ireland. The parties submitted both applications for such approvals on July 19, 2006. The German Federal Cartel Office approved the transaction on July 27, 2006.

General

It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the transactions, various regulatory concessions. There can be no assurance that:

•	Investor or Alberto-Culver will be able to satisfy or comply with the conditions;

•	compliance or non-compliance will not have adverse consequences on New Sally after completion of the transactions; or

•	the required regulatory approvals will be obtained within the time frame contemplated by Investor and Alberto-Culver and referred to in this proxy statement/prospectus—information statement or on terms that will be satisfactory to Investor and Alberto-Culver.

See “The Investment Agreement—Conditions to the Completion of the Transactions” beginning on page [•].

Accounting Treatment

Notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver and Sally Holdings will be considered the “accounting spinnee” for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.”

Reverse spinoff accounting is appropriate in situations in which the treatment of the legal spinnee as the accounting successor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of New Alberto-Culver will be the historical financial statements of Alberto-Culver. In making its determination, the Alberto-Culver considered the following indicators, among others:

•	current senior management of Alberto-Culver will continue to manage and operate New Alberto-Culver as successor to Alberto-Culver; and

•	current stockholders of Alberto-Culver will retain their 100% interest in Alberto-Culver through New Alberto-Culver while retaining only approximately a 52.5% interest in New Sally.

Interests of Certain Persons in the Transactions

Interests of Alberto-Culver Directors and Officers

In considering the recommendation of the Alberto-Culver board of directors to adopt the investment agreement and approve the transactions contemplated by the investment agreement and the separation agreement, Alberto-Culver stockholders should be aware that directors and executive officers of Alberto-Culver have certain interests in the transactions that differ from, or are in addition to, the interests of Alberto-Culver stockholders generally. These interests are summarized below.

New Positions of New Alberto-Culver. Alberto-Culver currently anticipates that following completion of the transactions, V. James Marino, the current President of Alberto-Culver Consumer Products Worldwide, will be appointed as the President and Chief Executive Officer, and a director, of New Alberto-Culver.

New Positions of New Sally. The investment agreement provides that, following completion of the transactions, the President of Sally Holdings, Mr. Winterhalter, will become the President and Chief Executive Officer of New Sally and a member of the board of directors of New Sally. In addition, it is currently contemplated that most of the senior management of Sally Holdings will become the senior management of New Sally.

Acceleration of Vesting/Change in Control Payments to Executive Officers and Directors. Alberto-Culver is treating the transactions as though they constitute a change in control for all employees and directors under its equity and incentive compensation plans and as a change in control for Sally employees under its deferred compensation plan. Accordingly, options to purchase Alberto-Culver common stock issued under Alberto-Culver equity compensation plans, outstanding as of the completion of the distributions and held by Alberto-Culver employees (including Mr. Renzulli) and non-employee directors (other than those who will become directors of New Sally) would ultimately become fully exercisable options to purchase New Alberto-Culver common stock, and options to purchase Alberto-Culver common stock issued under Alberto-Culver equity compensation plans, outstanding as of the completion of the distributions and held by Sally employees and non-employee directors who will become directors of New Sally would become fully exercisable options to purchase New Sally common stock. Restrictions upon restricted stock issued under Alberto-Culver equity compensation plans prior to completion of the transactions, including restricted stock held by executive officers of Alberto-Culver, would lapse not later than the first business day after the record date for the distributions. In addition, all participants in the Alberto-Culver 1994 Shareholder Value Incentive Plan, including executive officers of Alberto-Culver, will receive a cash payout for their respective outstanding units if the total shareholder return of Alberto-Culver common stock for the respective performance periods through the date of completion of the transactions ranks at or above the 40th percentile among the companies comprising the S&P 500 Index. Participants in the Alberto-

Culver Management Incentive Plan will also receive payment of their respective annual bonus awards in an amount equal to a percentage of their base salary through the date of completion of the transactions. The percentage will be equal to the sum of (i) a percentage based on achievement of the participant’s financial performance objectives (which performance objectives are based upon the sales and operating earnings of Alberto-Culver or a business unit), which will be determined by comparing such sales and operating earnings from the start of the fiscal year through the date of completion of the transactions (or through the end of the month immediately preceding the date of completion of the transactions, if such date is not a month-end) to the sales and operating earnings during the same period in the preceding fiscal year, and assuming such financial performance has been achieved for the full fiscal year, and (ii) a percentage for the participant’s individual business objectives, if any, assuming that the participant achieved 100% of those objectives for such plan year. Named executive officers of Alberto-Culver do not have individual business objectives. Participant balances under the Alberto-Culver Executive Deferred Compensation Plan will become fully vested upon completion of the transactions and Sally Holdings’ participants will receive a full distribution of their plan balances following completion of the transactions. Due to restrictions under Section 409A of the Internal Revenue Code, participants who will be employed by New Alberto-Culver will not be entitled to a full distribution due to the completion of the transactions.

The following table sets forth the number of unexercisable options to purchase Alberto-Culver common stock held by each director and executive officer of Alberto-Culver as of June 30, 2006, which will be converted into fully exercisable options to purchase either New Sally common stock or New Alberto-Culver common stock, if the transactions were to be completed on June 30, 2006, together with the weighted-average exercise price of such options. The options to purchase Alberto-Culver common stock will be converted in connection with the transactions into options to purchase New Sally common stock and, in the case of New Alberto-Culver employees and directors, will be further converted into options to purchase New Alberto-Culver common stock, and the number of shares subject to such options and the per share exercise price of such options will be adjusted in connection with the transactions; the number of such options are set forth in the table below. Each director and executive officer of Alberto-Culver may hold additional stock options that are already exercisable. Such stock options are not reflected in the table below.

STOCK OPTIONS SUBJECT TO ACCELERATION

Director or Executive Officer	Number of Stock Options to Become Exercisable	Weighted Average Exercise Price
A.G. Atwater, Jr.	9,376	$45.58
Carol L. Bernick	210,500	$41.55
Howard B. Bernick	475,125	$41.96
John R. Berschied, Jr.	39,750	$41.94
James G. Brocksmith, Jr.	11,251	$43.06
William J. Cernugel	59,375	$42.00
Jim Edgar	11,251	$43.06
King Harris	12,189	$41.60
Leonard H. Lavin	—	$—
V. James Marino	108,125	$42.61
John A. Miller	12,189	$41.60
Michael H. Renzulli	182,375	$41.55
Robert H. Rock	9,376	$45.58
Gary P. Schmidt	50,975	$42.04
Sam J. Susser	9,376	$45.58
Gary G. Winterhalter	111,950	$42.25
William W. Wirtz	9,376	$45.58

Total	1,322,559	$42.04

The following table sets forth the number of shares of restricted stock held by executive officers of Alberto-Culver the vesting of which will accelerate in connection with the transactions, if the transactions were to be completed on June 30, 2006. No shares of restricted stock have been granted to directors in their capacity as such.

RESTRICTED STOCK SUBJECT TO ACCELERATION

Executive Officer	Number of Shares to Vest
Carol L. Bernick	—
Howard B. Bernick	—
John R. Berschied, Jr.	—
William J. Cernugel	1,875
V. James Marino	3,000
Michael H. Renzulli	—
Gary P. Schmidt	1,313
Gary G. Winterhalter	5,625

Total	11,813

The following chart sets forth the number of outstanding performance units under the Alberto-Culver 1994 Shareholder Value Incentive Plan, which we refer to as the “Alberto-Culver SVIP.” If the total shareholder return of Alberto-Culver common stock were to rank at the 40th percentile or higher compared to the total shareholder return of companies comprising the S&P 500 for performance through the date of completion of the transaction, outstanding performance units could have a payout as low as $250 per performance unit (starting at the 40th percentile) and as high as $2,000 per performance unit (at the 80th percentile or higher), prorated for the number of years outstanding over three. All performance units were granted on October 1st of the applicable fiscal year. Under the Alberto-Culver SVIP, if the transactions were to close as of June 30, 2006, participants would be entitled to 1/3 of the payout for the fiscal 2006 grants, 2/3 of the payout for the fiscal 2005 grants, and a full payout for the fiscal 2004 grants.

SHAREHOLDER VALUE INCENTIVE PLAN PERFORMANCE UNITS

Executive Officer	Fiscal 2006 Grant	Fiscal 2005 Grant	Fiscal 2004 Grant
Carol L. Bernick	325	325	400
Howard B. Bernick	775	775	775
John R. Berschied, Jr.	65	65	65
William J. Cernugel	115	115	110
V. James Marino	250	200	140
Michael H. Renzulli	250	400	400
Gary P. Schmidt	90	90	85
Gary G. Winterhalter	250	200	195

Total	2,120	2,170	2,170

Depending on the sales and operating earnings of Alberto-Culver (or the applicable business unit) for its current fiscal year through the date of completion of the transactions, each executive officer may be entitled to a payment under the Alberto-Culver Management Incentive Plan upon completion of the transactions.

The following chart sets forth the estimated payments to be made to each executive officer of Alberto-Culver following completion of the transactions based on the sales and operating earnings of Alberto-Culver (or the applicable business unit) and salaries through [•], 2006.

ESTIMATED MANAGEMENT INCENTIVE PLAN PAYMENTS

Executive Officer	Estimated Payment
Carol L. Bernick	[	•]
Howard B. Bernick	[	•]
John R. Berschied, Jr.	[	•]
William J. Cernugel	[	•]
V. James Marino	[	•]
Michael H. Renzulli.	[	•]
Gary P. Schmidt	[	•]
Gary G. Winterhalter	[	•]

Severance Agreement Amendments. Alberto-Culver has entered into amendments to the severance agreements of Mrs. Bernick, John R. Berschied, Jr., the Group Vice President, Global Research and Development of Alberto-Culver, William J. Cernugel, the Senior Vice President and Chief Financial Officer of Alberto-Culver, Mr. Marino and Gary P. Schmidt, the Senior Vice President, General Counsel and Secretary of Alberto-Culver. Under each of these severance agreement amendments, the executive acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of his or her severance agreement. The amendments to the agreements with Messrs. Cernugel, Berschied, Marino and Schmidt also provide that if during the period from June 19, 2006 to the date two years after completion of the transactions, the executive is terminated by Alberto-Culver without “cause” or leaves the employment of Alberto-Culver for “good reason,” the executive will be entitled to the following:

•	a lump sum payment equal to two times the executive’s annual base salary with Alberto-Culver in effect at the date of termination (except for Mr. Berschied who would receive 1.5 times);

•	a lump sum payment equal to two times the average of the dollar amount of the executive’s actual or annualized annual bonus paid or payable by Alberto-Culver in respect of the five fiscal years immediately preceding the fiscal year in which the date of termination occurs (except for Mr. Berschied, who would receive 1.5 times);

•	continued health care benefits, at the rate paid by the executive while actively employed, for a period beginning on the date of termination and ending on the earlier of 18 months after the date of termination and the date on which the executive becomes entitled to receive similar benefits from a subsequent employer; and

•	outplacement services to the extent such services do not exceed $12,000 and are not provided for more than one year following the executive’s termination.

Under the severance agreements, “cause” is defined as either of the following:

•	a material breach by the executive of the duties and responsibilities of the executive which do not differ in any material respect from the duties and responsibilities of the executive, as in effect prior to execution of the severance agreement amendments, which is demonstrably willful and deliberate and which is committed in bad faith or without reasonable belief that such breach is in the best interests of Alberto-Culver and which is not remedied in a reasonable period of time after receipt of written notice from Alberto-Culver; or

•	the commission by the executive of a felony involving moral turpitude;

and, “good reason” means the occurrence of any of the following, without the consent of the executive, during the period beginning on the date of the severance agreement amendment and ending on the second anniversary after completion of the transactions unless such circumstances are corrected within the 15-day period following delivery to Alberto-Culver of such executive’s notice of intention to terminate his employment for “good reason”:

•	certain material adverse changes in the executive’s duties, responsibilities or status;

•	changes in the executive’s reporting responsibilities, titles or offices;

•	a reduction in the executive’s annual base salary, or the failure by Alberto-Culver to increase the base salary by an amount which at least equals, on a percentage basis, the average percentage increase in the base salary for the executive during the two full fiscal years of Alberto-Culver immediately preceding completion of the transactions;

•	any requirement that the executive be transferred to another facility or a substantial increase in his travel obligations;

•	the failure of Alberto-Culver to continue in effect any employee benefit plan or compensation plan covering the executive, unless the executive is permitted to participate in other comparable plans, or the taking of any action by Alberto-Culver which would adversely affect the executive’s participation in or materially reduce the executive’s benefits under any such plan;

•	the failure of Alberto-Culver to (i) provide fringe benefits, (ii) provide welfare benefits, (iii) provide paid vacation or (iv) reimburse the executive promptly for all reasonable employment expenses, in accordance with, in each case, the most favorable plans, practices, programs and policies of Alberto-Culver and its affiliates in effect for the executive immediately prior to the change in control or, if more favorable to the executive, as in effect generally at any time after the completion of the transactions with respect to other peer executives of Alberto-Culver and its affiliates; or

•	the failure of Alberto-Culver to provide an equivalent office and secretarial assistance.

The severance agreement amendments will terminate if the investment agreement and other transaction documents are terminated prior to completion of the transactions that they contemplate. As of June 30, 2006, if their employment were terminated by Alberto-Culver without cause or by them with good reason, Mrs. Bernick would not be entitled to a payment, Mr. Berschied would be entitled to a payment of $895,800, Mr. Cernugel would be entitled to a payment of $1,478,000, Mr. Marino would be entitled to a payment of $1,987,600 and Mr. Schmidt would be entitled to a payment of $1,192,000.

In addition, Alberto-Culver entered into similar amendments with certain other officers of Alberto-Culver, which provide that, if during the period from June 19, 2006 to the date two years after completion of the transactions, the executive is terminated by Alberto-Culver without “cause” or leaves the employment of Alberto-Culver for “good reason,” the officer will be entitled to specified severance benefits described therein, in exchange for the officer’s acknowledgement that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of their severance agreements. The terms “cause” and “good reason” are the same under these agreements as described above for Mrs. Bernick and Messrs. Berschied, Cernugel, Marino and Schmidt.

The foregoing descriptions of the severance agreements and the severance agreement amendments of Mrs. Bernick and Messrs. Berschied, Cernugel, Marino and Schmidt and the other officers are subject to, and qualified in their entirety by reference to, the complete text of the amendments. The severance agreement amendments of Mrs. Bernick, and Messrs. Berschied, Cernugel, Marino and Schmidt and the form of severance agreement amendment for the other officers are attached as exhibits to the Registration Statement of which this proxy statement/prospectus-information statement is a part and are incorporated herein by reference.

Termination Agreements. In connection with the transactions described above, on June 18, 2006, (i) Alberto-Culver entered into a termination agreement with Mr. Bernick and (ii) Alberto-Culver and Sally

Holdings entered into a termination and consulting agreement with Mr. Renzulli. The description of these agreements below is subject to, and qualified by reference to, the agreements filed herewith and incorporated herein by reference.

The termination agreement with Mr. Bernick provides that at the time of the distributions, Mr. Bernick will cease being Chief Executive Officer and a director of Alberto-Culver (and, if the time of the distributions occurs after December 31, 2006, will cease being an employee of Alberto-Culver). The termination agreement also provides that Mr. Bernick acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of his severance agreement and that his severance agreement will terminate immediately prior to the time of the distributions. Following the time of the distributions, Mr. Bernick will receive pursuant to the termination agreement,

•	a lump sum payment of $6,723,200 in respect of his waiver of his severance agreement; and

•	a lump sum payment of $2,660,000 as a retirement bonus.

The termination agreement also provides that Alberto-Culver will:

•	for 36 months after the time of the distributions, continue to provide Mr. Bernick with certain medical benefits (and thereafter permit Mr. Bernick to continue for his lifetime certain medical benefits with Alberto-Culver at his cost);

•	reimburse Mr. Bernick for up to $25,000 of legal fees and expenses incurred in connection with the negotiation and execution of his termination agreement.

Finally, the termination agreement provides that if the time of the distributions occurs prior to December 31, 2006, Mr. Bernick will

•	remain an employee of Alberto-Culver until such date, with salary and bonus opportunities consistent to those in place for him prior to the time of the distributions and other benefits; and

•	receive, following December 31, 2006, a payment equal to any additional amounts that would have been allocated to his account under Alberto-Culver’s Executive Deferred Compensation Plan had he remained an employee through January 31, 2007.

The termination and consulting agreement with Mr. Renzulli provides that at the time of the distributions, Mr. Renzulli’s employment with Alberto-Culver will terminate. The termination agreement also provides that Mr. Renzulli acknowledges that the transactions under the investment agreement and other transaction agreements are not a Change in Control for purposes of his severance agreement and that his severance agreement will terminate immediately prior to the time of the distributions. Following the time of the distributions, Mr. Renzulli will receive pursuant to the termination and consulting agreement:

•	from Sally Holdings a lump sum payment of $3,641,034 in respect of his waiver of his severance agreement; and

•	from Alberto-Culver a lump sum payment approximately equal to the amount he would have received in salary, bonus and additional contributions to the Alberto-Culver Executive Deferred Compensation Plan had he remained employed through January 31, 2007.

The termination and consulting agreement also provides that for 36 months after the time of the distributions, Sally Holdings will continue to provide Mr. Renzulli with certain medical benefits (and thereafter permit Mr. Renzulli to continue for his lifetime certain medical benefits with Sally Holdings at his cost). Finally, the termination and consulting agreement provides that Mr. Renzulli will, for a period of three years following the time of the distributions, be available to provide consulting services to the executive management of Sally Holdings and its affiliates for up to a total of 20 days per calendar year. Sally Holdings shall pay Mr. Renzulli $500,000 per year for providing these services.

In addition, Alberto-Culver and Sally Holdings entered into a termination agreement with Mr. Winterhalter, President of Sally Holdings. The termination agreement with Mr. Winterhalter acknowledges that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of his severance agreement. In consideration for Mr. Winterhalter entering into the agreement, he will be entitled to specified benefits if between June 19, 2006 and the second anniversary of the transactions his employment is terminated by Sally Holdings without “cause” or by Mr. Winterhalter for “good reason”. In the event of an eligible termination, Sally Holdings will:

•	pay to Mr. Winterhalter a lump sum payment equal to two times his current salary plus two times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years of Alberto-Culver or Sally Holdings immediately preceding the fiscal year in which the date of termination occurs provided that the multiple will be increased to 2.99 times these amounts if the termination occurs after the effective time of the distributions, which payments as of June 30, 2006, would be an amount equal to $2,096,000 and $3,133,520, respectively;

•	for 18 months subsequent to the termination of employment, continue to provide Mr. Winterhalter with specified medical benefits, subject to specified conditions; and

•	provide outplacement services to the extent such services do not exceed $12,000 and are not provided more than one year following the termination of his employment.

Under Mr. Winterhalter’s termination agreement, “cause” is defined as either of the following:

•	a material breach of his duties and responsibilities which do not differ in any material respect from duties and responsibilities in effect prior to the date of the agreement, which is demonstrably willful and deliberate and which is committed in bad faith or without reasonable belief that such breach is in the best interests of Alberto-Culver or Sally Holdings, and which is not remedied in a reasonable period of time after receipt of written notice specifying such breach; or

•	the commission by the executive of a felony involving moral turpitude.

and “good reason” means the occurrence of any of the following, without Mr. Winterhalter’s consent, during the period beginning on the date of the termination agreement and ending on the second anniversary of completion of the transactions unless such circumstances are corrected within the 15-day period following delivery to Sally Holdings and its parent company of Mr. Winterhalter’s notice of intention to terminate his employment for “good reason”:

•	certain material adverse changes in Mr. Winterhalter’s duties, responsibilities, positions or status;

•	a change in Mr. Winterhalter’s reporting responsibilities;

•	a reduction in Mr. Winterhalter’s annual base salary;

•	any requirement that Mr. Winterhalter relocate by more than 20 miles; or

•	the failure of Sally Holdings or its affiliates to (i) provide welfare benefits, (ii) provide fringe benefits, (iii) provide paid vacation or (iv) reimburse Mr. Winterhalter promptly for all reasonable employment expenses incurred by him, in accordance with, in each case, the plans, practices, programs and policies as in effect generally at any time with respect to other peer executives of Sally Holdings.

In addition, under Mr. Winterhalter’s termination agreement, Sally Holdings and New Sally are obligated to enter into a new severance agreement with Mr. Winterhalter upon completion of the transactions which provides for certain severance benefits if within two years after a change in control of New Sally, he is terminated by New Sally without cause or terminates his employment for good reason. Upon such termination, Mr. Winterhalter would be entitled (subject to reduction to the extent necessary to avoid imposition of the Internal Revenue Code Section 4999 golden parachute excise tax) to:

•	accrued base salary and a prorated annual bonus through the date of termination, and any compensation previously deferred;

•	a lump sum payment equal to 2.99 times Mr. Winterhalter’s current salary plus 2.99 times the average dollar amount of his actual or annualized annual bonus, paid or payable, to Mr. Winterhalter in respect of the five fiscal years of Alberto-Culver or Sally Holdings immediately preceding the fiscal year in which the date of termination occurs, which payment as of June 30, 2006 would be an amount equal to $3,133,520; and

•	continued coverage under all medical, accident, disability and life insurance plans for a period of 24 months, with the same level of coverage as is in effect prior to the date of termination or as is in effect for other peer executives, and with the same cost allocation between Mr. Winterhalter and Sally Holdings as in effect prior to the date of termination.

In addition, Alberto-Culver entered into similar termination agreements with certain other officers of Sally Holdings and its subsidiaries, which provide that if, during the period from June 19, 2006 to the date two years after completion of the transactions, the executive is terminated without “cause” or the executive terminates his employment for “good reason,” the executive will be entitled to specified severance benefits described therein, in exchange for the officer’s acknowledgement that the transactions under the investment agreement and other transaction agreements are not a change in control for purposes of their severance agreements. Under these agreements, “good reason” is limited to a reduction in base salary or a relocation of principal office location by more than 20 miles and “cause” is as defined in Mr. Winterhalter’s agreement. These termination agreements also obligate New Sally to enter into new severance agreements with these officers that would provide benefits on a future change in control of New Sally. The severance agreements are similar to the severance agreement described above for Mr. Winterhalter, except that the severance amounts range from 1.49 to 2.49 times each officer’s current salary and average annual bonus over the last five years and the benefit plan coverage continues for a period of 24 months, depending on the officer.

The foregoing descriptions of the termination agreements with Messrs. Bernick, Renzulli and Winterhalter are subject to, and qualified in their entirety by reference to, the complete text of the agreements. The termination agreements with Messrs. Renzulli, Bernick, and Winterhalter as well as the form of termination agreements described above are attached as exhibits to the Registration Statement of which this proxy statement/prospectus-information statement is a part and are incorporated herein by reference.

Each of the termination agreements (including Mr. Renzulli’s termination and consulting agreement) described above will terminate if the investment agreement and other transaction documents are terminated prior to completion of the transactions that they contemplate.

Interests of Certain Alberto-Culver Stockholders

In considering the recommendation of the Alberto-Culver board of directors to approve the transactions contemplated by the investment agreement, Alberto-Culver stockholders should be aware that the Lavin family stockholders have interests in the transactions that differ from, or are in addition to, the interests of Alberto-Culver stockholders generally. These interests are summarized below.

Stockholders Agreement. The stockholders agreement among New Sally, Investor, the Fund and the Lavin family stockholders is to be entered prior to the closing date. The stockholders agreement will provide for, among other things, two demand registration rights that will permit the Lavin family stockholders to sell their shares of New Sally in registered public offerings.

See “Additional Agreements Relating to the Transactions—Stockholders Agreement” beginning on page [•].

Federal Securities Law Consequences; Resale Restrictions

New Sally common stock issued in the transactions will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any Alberto-Culver stockholder who may be deemed to be an “affiliate” of Alberto-Culver for purposes of Rule 145 under the Securities Act. It is expected that each affiliate will enter into an agreement with New Sally not to transfer any New Sally common stock received pursuant to the transactions except in compliance with the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The investment agreement requires Alberto-Culver to use its reasonable best efforts to cause its affiliates to enter into these agreements.

Listing and Trading of New Alberto-Culver Common Stock

It is a condition to completion of the transactions that the shares of New Alberto-Culver common stock to be distributed in the New Alberto-Culver share distribution be listed on the New York Stock Exchange. Each of the Alberto-Culver and New Sally will use its reasonable best efforts to cause the shares of New Alberto-Culver Common Stock to be distributed in the share distribution, and be reserved for issuance upon the exercise of options to be approved for listing on the New York Stock Exchange. New Alberto-Culver intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under Alberto-Culver’s present symbol of “ACV.”

Listing and Trading of New Sally Common Stock

It is a condition to completion of the transactions that the shares of New Sally common stock to be issued in the holding company merger and the shares of New Sally common stock reserved for issuance upon the exercise of options be listed on the New York Stock Exchange. Investor will use its reasonable best efforts to cause the shares of New Sally common stock to be issued in connection with the holding company merger and the shares of New Sally common stock to be reserved for issuance upon the exercise of options to be approved for listing on the New York Stock Exchange. New Sally intends to apply to have its shares of common stock authorized for listing on the New York Stock Exchange under the trading symbol “[•]”. For certain information regarding options to purchase New Sally common stock that will be or may become outstanding after the share issuance and Holding Company merger, see “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Employee Matters Agreement” beginning on page [•].

No Dissent or Appraisal Rights

None of Alberto-Culver, New Sally or New Alberto-Culver stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the transactions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY

MERGER, THE SPECIAL CASH DIVIDEND, THE NEW ALBERTO-CULVER SHARE

DISTRIBUTION AND RELATED TRANSACTIONS

The following discusses the material U.S. federal income tax consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions. The discussion which follows is based on the Internal Revenue Code, Treasury regulations promulgated under the Internal Revenue Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus—information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions will be consummated in accordance with the separation agreement and the investment agreement and as further described in this proxy statement/prospectus—information statement. This is not a complete description of all of the consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution or related transactions and, in particular, may not address U.S. federal income tax considerations applicable to Alberto-Culver stockholders subject to special treatment under U.S. federal income tax law. Stockholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, and holders who hold Alberto-Culver common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. For purposes of this proxy statement/prospectus—information statement, a U.S. holder means a stockholder of Alberto-Culver, New Alberto-Culver or New Sally, as the case may be, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996 and has properly elected under applicable United States Treasury Regulations to be treated as a United States person.

A non-U.S. holder means a stockholder of Alberto-Culver, New Alberto-Culver or New Sally, as the case may be, other than a U.S. holder or a partnership. In addition, except where specifically indicated, this discussion does not address the U.S. federal income tax consequences to Alberto-Culver stockholders who are not U.S. holders or who do not hold Alberto-Culver common stock, New Alberto-Culver common stock or New Sally common stock as a capital asset. No information is provided in this proxy statement/prospectus—information statement with respect to the tax consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution or related transactions under applicable foreign or state or local laws.

Alberto-Culver stockholders are urged to consult with their tax advisors regarding the tax consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Holding Company Merger

The completion of the transactions is conditioned upon the receipt by Alberto-Culver and New Sally of an opinion of Sidley Austin LLP, counsel to Alberto-Culver (or another law firm of national standing), to the effect that the holding company merger and the Alberto-Culver LLC conversion, taken together, will constitute a

“reorganization” under Section 368(a)(1)(F) of the Internal Revenue Code. None of Alberto-Culver, Sally Holdings or New Sally intends to waive this condition. Assuming that the foregoing opinion is correct, the material U.S. federal income tax consequences of the holding company merger and Alberto-Culver LLC conversion will be as follows:

•	no gain or loss will be recognized by an Alberto-Culver stockholder solely as the result of the receipt of New Sally common stock in the holding company merger;

•	the aggregate tax basis of the New Sally common stock that an Alberto-Culver stockholder receives in the holding company merger will be the same as the aggregate tax basis of the shares of Alberto-Culver common stock converted into shares of New Sally common stock;

•	the holding period of the New Sally common stock received by an Alberto-Culver stockholder in the holding company merger will include the holding period of the stockholder’s Alberto-Culver common stock, provided that the Alberto-Culver common stock is held as a capital asset on the date of the holding company merger; and

•	none of Alberto-Culver, Merger Sub, or New Sally will recognize any gain or loss as the result of the holding company merger.

In addition, assuming that the opinion described above is correct, the Sally Holdings distribution will be disregarded for U.S. federal income tax purposes.

The opinion described above will be based, in part, on assumptions and representations that have been or will be received from Alberto-Culver and New Sally, including those contained in the investment agreement and in certificates of officers of Alberto-Culver and New Sally, each of which must be accurate as of the effective time of the holding company merger. If any of those assumptions or representations is inaccurate as of the effective time of the holding company merger, the tax consequences of the holding company merger could differ materially from those described in this proxy statement/prospectus—information statement.

Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position. No assurance can be given that the Internal Revenue Service will not take, or that a court will not sustain, a position contrary to any of the U.S. federal income tax consequences of the holding company merger set forth above.

The Special Cash Dividend

Immediately prior to the New Alberto-Culver share distribution, New Sally will pay a $25.00 per share special cash dividend to holders of record of New Sally common stock. Alberto-Culver is requesting a ruling from the Internal Revenue Service to the effect that such dividend will constitute a distribution taxable under Sections 301 and 356(b) of the Internal Revenue Code. Completion of the transactions is not conditioned on receipt of such a ruling, and it is possible that the Internal Revenue Service may decline to so rule. The remainder of this discussion assumes that the special cash dividend constitutes a distribution taxable under Sections 301 and 356(b) of the Internal Revenue Code.

Based on this assumption, the special cash dividend will be

•	taxable as a dividend to holders of New Sally common stock at the time the special cash dividend is actually or constructively received to the extent of New Sally’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes;

•	thereafter, a tax-free return of capital that reduces a stockholder’s tax basis in its New Sally common stock to the extent of such tax basis; and

•	thereafter, taxable as a capital gain from the sale or exchange of the New Sally common stock.

Because the portion of the special cash dividend that will be taxable as a dividend for U.S. federal income tax purposes is dependent on the earnings and profits of New Sally through the close of its taxable year in which the special cash dividend is paid (currently expected to be the taxable year ending September 30, 2007), the amount of the special cash dividend constituting a dividend for such purposes will not be known until after the close of such tax year. Nonetheless, stockholders will be required to reflect the tax consequences of the special cash dividend in their tax returns for their own taxable year that includes the date they actually receive the special cash dividend. For example, assuming the special cash dividend is received by an individual in calendar year 2006, the individual would be required to report the dividend in the individual’s tax return for 2006, generally due on April 16, 2007 (assuming no extension).

New Sally will be required to send information returns to stockholders reporting the special cash dividend generally by January 31 of the year following payment. Copies of these information returns are also required to be filed with the Internal Revenue Service. At the time New Sally is required to file these information returns, New Sally’s earnings and profits for the relevant period will not be known and, consequently, the amount of the special cash dividend constituting a dividend for U.S. federal income tax purposes will not be known. Treasury Regulations require, in these circumstances, that the entire amount of the special cash dividend be reported by New Sally as a taxable dividend. Because it is expected that the special cash dividend will in fact exceed the earnings and profits of New Sally, the reporting required by the Treasury Regulations will result in an overstatement of the amount of the special cash dividend constituting a taxable dividend.

The Internal Revenue Service has not provided clear guidance on how stockholders should file their tax returns in these circumstances. Stockholders who file their returns based on the information returns supplied by New Sally will overstate the amount of the taxable dividend, which may result in them paying significantly higher taxes than if the final actual amount of the taxable dividend were reflected on their tax returns. Stockholders who file their returns based on an estimate of the amount of the special cash dividend constituting a taxable dividend may face increased audit risk due to the discrepancy between the amount reported to them by New Sally and the amount reflected on their tax returns, and may be liable for interest and penalties if their estimate of tax resulting from the dividend understates the amount of tax ultimately determined to be due. See “Risk Factors—Risks Relating to the Transactions” beginning on page [•].

Further, the portion of the special cash dividend that does not constitute a dividend for tax purposes also affects a stockholder’s tax basis in its New Sally common stock as described above, and such basis will be allocated among a stockholder’s New Sally common stock and the New Alberto-Culver common stock received in the Alberto-Culver share distribution as described below. As a result, until the exact amount of the special cash dividend constituting a taxable dividend is determined, a stockholder will not know with certainty its tax basis in its New Sally common stock and New Alberto-Culver common stock. Thus, stockholders who sell their New Sally common stock or New Alberto-Culver common stock prior to this determination will face the same uncertainty with respect to the gain or loss on the sale as they do with respect to the amount constituting a taxable dividend.

New Sally currently intends to provide stockholders with a determination of the portion of the special cash dividend constituting a taxable dividend as soon as practicable after its earnings and profits for the taxable year in which the special cash dividend is paid are determined. However, it is currently expected that this determination may not be made until calender year 2008, after New Sally’s federal income tax return for its fiscal year ended September 30, 2007 is completed. Thus, assuming the special cash dividend is paid in 2006, a calendar year stockholder may need to file an amended tax return for 2006 to reflect the corrected amount of the taxable dividend, and possibly for 2007 (if, for example, such stockholder sold New Sally common stock or New Alberto-Culver common stock in 2007) in calender year 2008 after New Sally has provided stockholders with an amended information return for 2006 for the special cash dividend. Stockholders who report the full amount of the special cash dividend as a dividend must reduce their tax basis by the amount ultimately determined not to constitute a dividend whether or not they amend their originally filed return.

An individual U.S. holder of New Sally common stock will be eligible for a reduced rate of U.S. federal income taxation (not exceeding 15%) on the portion of the special cash dividend taxable as a dividend as described above, provided that

•	such U.S. holder has held his or her shares of Alberto-Culver common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date;

•	such U.S. holder is not obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such stock); and

•	certain other conditions are met.

Payments received “in lieu of” the special cash dividend from stock lending transactions will not be eligible for the reduced rate.

Any amount taxable as a dividend under the foregoing rules is expected to constitute an “extraordinary dividend” under the Internal Revenue Code. As a result, any loss on the sale or exchange of New Sally common stock (and possibly New Alberto-Culver common stock) held by individuals will, to the extent of the amount treated as an extraordinary dividend, be treated as a long-term capital loss (even if it would be otherwise considered short-term under the general rules).

A corporate U.S. holder of New Sally common stock may be eligible for the 70% dividends received deduction with respect to the special cash dividend. Corporate U.S. holders are urged to consult their own tax advisors regarding the limitations on the availability of the dividends received deduction, including the holding period rules of Section 246 of the Internal Revenue Code and the rules of Section 246A of the Internal Revenue Code regarding debt-financed portfolio stock. In addition, corporate U.S. holders who have held their shares for two years or less prior to the date on which New Sally first announced the special cash dividend (which may be as early as June 19, 2006 for these purposes) are urged to consult their own tax advisors about the possible application of the “extraordinary dividend” rules of Section 1059 of the Internal Revenue Code and special elections that may be available in connection therewith.

In the case of a non-U.S. holder, the amount of the special cash dividend constituting a dividend for U.S. federal income tax purposes will generally be subject to U.S. federal income tax at a rate of 30%, or a lower rate specified in any applicable income tax treaty. The amount of the special cash dividend not constituting a dividend generally will not be subject to U.S. federal income tax unless such amount is in excess of a non-U.S. holder’s tax basis and is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States or the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the special dividend and certain other conditions are met.

The 30% income tax referenced above is generally collected by way of withholding. Because the amount of the special cash dividend constituting a dividend for U.S. federal income tax purposes will not be known at the time the special cash dividend is paid it is expected that New Sally or another U.S. withholding agent will withhold 30% from the gross amount of the special cash dividend paid to any non-U.S. holder, or such lower amount as is specified in an applicable income tax treaty. As a result, non-U.S. holders can expect that amounts withheld will exceed the taxes for which they are ultimately responsible. Non-U.S. holders may generally obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. As noted above, however, the amount of the special cash dividend constituting a dividend may not be known until calendar year 2008, after New Sally’s federal income tax return for its fiscal year ended September 30, 2007 is completed. Thus, non-U.S. holders may face significant delays in recovering any excess withheld amounts.

If the special cash dividend is effectively connected with a non-U.S. holder’s trade or business conducted within the United States (or, if certain tax treaties apply, is attributable to a permanent establishment maintained in the United States), the non-U.S. holder will not be subject to the 30% withholding tax, but instead will be subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate income tax rates. Special certification and disclosure requirements must be satisfied in order for effectively connected income to be exempt from withholding. In the case of a non-U.S. holder that is a corporation, any such effectively connected income may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. holders who wish to claim the benefit of an applicable treaty rate for the special cash dividend must provide the withholding agent with a properly executed Internal Revenue Service Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of New Sally common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an Internal Revenue Service Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the special cash dividend.

The New Alberto-Culver Share Distribution

The completion of the transactions is conditioned upon the receipt of a private letter ruling from the Internal Revenue Service and an opinion from Sidley Austin LLP, counsel to Alberto-Culver (or another law firm of national standing), to the effect that, on the basis of (i) the facts, representations and assumptions set forth in the written request for the ruling or the opinion, respectively, in each case consistent with the state of facts existing at the effective time of the New Alberto-Culver share distribution and (ii) certain additional factual representations made by, among others, Investor, Alberto-Culver, New Sally and the Lavin family stockholders, as requested by the Internal Revenue Service or counsel, as the case may be, the Alberto-Culver contribution and the New Alberto-Culver share distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code.

Assuming (i) the receipt and continued validity of the private letter ruling from the Internal Revenue Service that the Alberto-Culver contribution and the New Alberto-Culver share distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code, (ii) the correctness of counsel’s opinion and (iii) that the distribution of the New Alberto-Culver common stock to New Sally stockholders in connection with the New Alberto-Culver share distribution is not otherwise disqualified as tax-free (see “—Effect of Certain Acquisitions of the Stock of New Alberto-Culver or New Sally”), the material U.S. federal income tax consequences of the Alberto-Culver contribution and New Alberto-Culver share distribution will be as follows:

•	no gain or loss will be recognized by New Alberto-Culver or New Sally in the Alberto-Culver contribution;

•	no gain or loss will be recognized by and no amount will be included in the income of the New Sally stockholders upon the receipt of the New Alberto-Culver common stock;

•	no gain or loss will be recognized by New Alberto-Culver or New Sally on the distribution of all of the New Alberto-Culver common stock to the New Sally stockholders;

•	the aggregate tax basis of the New Alberto-Culver common stock and New Sally common stock in the hands of the New Sally stockholders will be the same as the aggregate tax basis of the New Sally common stock held by such holders immediately before the New Alberto-Culver share distribution (as adjusted to take into account the special cash dividend) allocated in proportion to the fair market value of each (if a New Sally stockholder that purchased or acquired shares of New Sally common stock on different dates or at different prices is not able to identify which particular share of New Alberto-Culver common stock is received with respect to a particular share of New Sally common stock, the stockholder may designate which share of New Alberto-Culver common stock is received with respect to a particular share of New Sally common stock, provided the terms of the designation are consistent with the terms of the New Alberto-Culver share distribution); and

•	assuming that the shares of New Sally common stock held by the New Sally stockholders are capital assets in the hands of such stockholders, the holding period of the New Alberto-Culver common stock received by the New Sally stockholders will include their holding period for the New Sally common stock (i.e., their holding period for the Alberto-Culver common stock from which their shares of New Sally common stock were converted in the holding company merger).

As described above, the private letter ruling and the opinion described above will be based, in part, on assumptions and representations as to factual matters that have been or will be received from, among others, Investor, New Alberto-Culver, New Sally and the Lavin Family stockholders, as requested by the Internal Revenue Service or counsel. If any of those assumptions or representations is inaccurate as of the effective time of the New Alberto-Culver share distribution, the tax consequences of the New Alberto-Culver share distribution could differ materially from those described above. Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position.

If the New Alberto-Culver share distribution were not to qualify as a tax-free distribution under section 355 of the Internal Revenue Code, New Sally would recognize taxable gain equal to the excess of the fair market value of the New Alberto-Culver common stock distributed to the New Sally stockholders over New Sally’s tax basis in the New Alberto-Culver common stock. In addition, each New Sally stockholder who receives New Alberto-Culver common stock in the New Alberto-Culver share distribution would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of the New Alberto-Culver common stock received to the extent of the earnings and profits of New Sally.

Effect of Certain Acquisitions of the Stock of New Alberto-Culver or New Sally

Even if the New Alberto-Culver share distribution otherwise qualifies as a tax-free distribution under Section 355 of the Internal Revenue Code, the distribution of New Alberto-Culver common stock to New Sally stockholders in connection with the New Alberto-Culver share distribution would result in significant U.S. federal income tax liabilities to New Sally, as the successor to Alberto-Culver under the Internal Revenue Code (but not Alberto-Culver stockholders), if there is an acquisition of stock of New Alberto-Culver or New Sally as part of a plan or series of related transactions that includes the New Alberto-Culver share distribution and that results in an acquisition of 50% or more of New Alberto-Culver or New Sally outstanding common stock. For purposes of these rules, any acquisitions of the stock of New Alberto-Culver or New Sally within two years before or after the New Alberto-Culver share distribution are presumed to be part of a plan, although the parties may be able to rebut that presumption. For purposes of this test, the investment by Investor will be treated as part of such a plan or series of transactions. Under the terms of the investment agreement, Investor will acquire approximately 47.5% of New Sally common stock on a fully diluted basis and as much as 48.0% on a basic shares outstanding method (which is the percentage likely to be used for purposes of this test). Thus, a relatively minor additional change in the ownership of the New Sally common stock could trigger a significant tax liability for New Sally under Section 355 of the Internal Revenue Code (for which New Alberto-Culver may be required to indemnify New Sally under the tax allocation agreement).

The process for determining whether a prohibited change in control has occurred under the rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If New Alberto-Culver or New Sally does not carefully monitor its compliance with these rules, it might inadvertently cause or permit a prohibited change in the ownership of New Sally or of New Alberto-Culver to occur, thereby triggering New Alberto-Culver’s or New Sally’s respective obligations to indemnify the other pursuant to the tax allocation agreement, which would have a material adverse effect on New Sally and/or New Alberto-Culver. New Sally will be primarily liable for these taxes, and there can be no assurance that New Alberto-Culver would be able to fulfill its obligations under the tax allocation agreement if New Alberto-Culver was determined to be responsible for these taxes thereunder. In addition, these mutual indemnity obligations could discourage or prevent a third party from making a proposal to acquire either party.

Effect of Certain Lavin Family Stockholders’ or Investor’s Actions

Sales and/or acquisitions by the Lavin family stockholders of New Sally common stock or New Alberto-Culver common stock after completion of the transactions (or stock of Alberto-Culver before the transactions) may adversely affect the tax-free nature of the New Alberto-Culver share distribution. First, with certain exceptions, sales by the Lavin family stockholders of New Sally common stock or New Alberto-Culver common stock at any time after completion of the New Alberto-Culver share distribution might be considered evidence that the New Alberto-Culver share distribution was used principally as a device for the distribution of earnings and profits, particularly if the selling stockholder were found to have an intent to effect such sale at the time of the New Alberto-Culver share distribution. If the Internal Revenue Service successfully asserted that the New Alberto-Culver share distribution was used principally as such a device, the New Alberto-Culver share distribution would not qualify as a tax-free distribution, and thus would be taxable to both New Sally and the New Sally stockholders (as a result of which New Alberto-Culver would be required to indemnify New Sally to the extent required under the tax allocation agreement). Second, with certain exceptions, if any of the Lavin family stockholders were to sell an amount of New Sally common stock that it received in the holding company merger (or to acquire additional shares of New Sally common stock) within the two year period following completion of the New Alberto-Culver share distribution, and that amount of stock, if added to the New Sally common stock acquired by Investor (expected to comprise approximately 48.0% of the New Sally common stock on a basic share outstanding method after the New Alberto-Culver share distribution), were to equal or exceed 50% of the outstanding common stock of New Sally, as determined under the Internal Revenue Code and applicable Treasury regulations, a deemed acquisition of control of New Sally in connection with the New Alberto-Culver share distribution would be presumed. If this presumption were not rebutted, New Sally would be subject to significant U.S. federal income tax liabilities, which, if not reimbursed by New Alberto-Culver, would have a material adverse effect on New Sally, and New Alberto-Culver would be required to indemnify New Sally to the extent required under the tax allocation agreement, which would have a material adverse effect on New Alberto-Culver. Similar principles would apply to sales or acquisitions of Alberto-Culver stock by the Lavin family before the transactions.

Subject to certain restrictions set forth in the support agreements, none of the Lavin family stockholders is contractually restricted from selling its shares of New Sally common stock or New Alberto-Culver common stock after completion of the New Alberto-Culver share distribution. However, the Lavin family stockholders will make written representations to Alberto-Culver’s outside counsel in order for such counsel to deliver its opinion regarding the tax treatment of the transactions, which representations would need to state, as applicable, that with certain limited exceptions, as of the date of such representations the Lavin family stockholders had no intention to sell their shares of New Alberto-Culver common stock or New Sally common stock to be received by them as a result of completion of the holding company merger and New Alberto-Culver share distribution.

Similarly, acquisitions by the Investor or its affiliates of New Sally common stock after completion of the transactions may cause a deemed acquisition of control of New Sally in connection with the New Alberto-Culver share distribution. However, Investor is generally contractually restricted from effecting such transactions for the two-year period following the transactions.

Information Reporting and Backup Withholding

Current Treasury regulations require New Sally stockholders who own at least 5 percent of the total outstanding stock of New Sally and who receive New Alberto-Culver common stock pursuant to the New Alberto-Culver share distribution to attach to his, her or its federal income tax return for the year in which the New Alberto-Culver share distribution occurs, a detailed statement setting forth the data that may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the New Alberto-Culver share distribution. New Sally will provide the appropriate information to each such stockholder upon request.

In addition, non-corporate holders of New Sally common stock may be subject to information reporting and backup withholding with respect to the special cash dividend. Any non-corporate holder of Sally Holdings common stock will not be subject to backup withholding, however, if the stockholder:

•	furnishes a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to the holder following completion of the holding company merger; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes the required information to the Internal Revenue Service.

The foregoing sets forth the material U.S. federal income tax consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions under current law. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions. Each Alberto-Culver stockholder is encouraged to consult his, her or its tax advisor as to the particular consequences of the holding company merger, the special cash dividend, the New Alberto-Culver share distribution and related transactions to the stockholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that may affect the tax consequences described above.

THE INVESTMENT AGREEMENT

The following is a summary of the material terms and provisions of the investment agreement and is qualified in its entirety by reference to the complete text of the investment agreement. The full text of the investment agreement is included in this proxy statement/prospectus—information statement as Annex A and is incorporated herein by reference. We encourage you to read the entire investment agreement.

The investment agreement contains representations and warranties that Investor, on the one hand, and Alberto-Culver, Sally Holdings and New Sally, on the other hand, made to each other. These representations and warranties in the investment agreement were made only for the purpose of the investment agreement and solely for the benefit of the parties to the investment agreement. They may be subject to important modifications, limitations and qualifications agreed to by the contracting parties in confidential disclosure schedules. Some of these representations and warranties may be subject to contractual standards of materiality different from those generally applicable to public disclosures to shareholders. Furthermore, these representations and warranties may have been made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and they may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus—information statement. You should not rely upon the descriptions of representations and warranties in the investment agreement that are contained in this proxy statement/prospectus—information statement or upon the actual representations and warranties contained in the investment agreement incorporated by reference into this proxy statement/prospectus—information statement as statements of factual information.

The Internal Transactions

Upon the terms and subject to the conditions of the investment agreement, the parties will effect the transactions described below in the order set forth below.

The Holding Company Merger

Under the investment agreement and in accordance with the DGCL, Merger Sub will merge with and into Alberto-Culver with Alberto-Culver continuing as the surviving corporation and as a direct, wholly-owned subsidiary of New Sally. In the holding company merger, each issued and outstanding share of Alberto-Culver common stock will automatically convert into one share of New Sally common stock. Each issued and outstanding share of Merger Sub common stock will automatically convert into one share of common stock of the surviving corporation. As a result of the holding company merger, New Sally will be a publicly-traded company that will own the equity of the companies that own and operate the consumer products business and the Sally/BSG distribution business.

Exchange of Shares

In connection with the holding company merger, on or prior to the closing date, New Sally will deposit, or cause to be deposited, with the exchange agent, the shares of New Sally common stock to be issued and delivered in exchange for shares of Alberto-Culver common stock. New Sally will instruct the exchange agent to deliver to each holder of record of shares of Alberto-Culver common stock upon surrender of such shares to the exchange agent a certificate representing an equal number of shares of New Sally common stock into which such shares of Alberto-Culver common stock were converted in the holding company merger.

After the effective time of the holding company merger, there will be no transfers on the stock transfer books of Alberto-Culver of shares of Alberto-Culver common stock. Alberto-Culver and New Sally will instruct the exchange agent for the holding company merger not to permit any transfers of New Sally common stock from the effective time of the holding company merger up to and including the record date for the distributions. Accordingly, each holder of Alberto-Culver common stock that receives shares of New Sally common stock in the holding company merger will also be a holder of record of shares of New Sally common stock as of the record date for the distributions and therefore will receive a portion of the special cash dividend and shares of New Alberto-Culver in the New Alberto-Culver share distribution.

Treatment of Stock Options and Restricted Stock

Each option to purchase shares of Alberto-Culver common stock outstanding immediately prior to the effective time of the holding company merger will be converted in the holding company merger into an option to purchase shares of New Sally common stock. Each New Sally option will have the same terms and conditions as the corresponding Alberto-Culver option to which it relates and will continue to be subject to the same terms and conditions as the applicable Alberto-Culver option plan.

The employee matters agreement provides for (i) the conversion of Alberto-Culver options held by employees of the Sally Group and nonemployee directors of Alberto-Culver who will become directors of New Sally into fully exercisable New Sally options and the adjustment of such options to reflect the distributions and (ii) the conversion of Alberto-Culver options held by employees of the Alberto-Culver Group and Alberto-Culver (including Mr. Renzulli) and nonemployee directors (other than those who will become directors of New Sally) into New Alberto-Culver options that reflect the distributions.

Each outstanding share of restricted stock will become vested in full not later than the first business day after the record date for the distributions. All shares of Alberto-Culver restricted stock will be treated the same as all other outstanding shares of Alberto-Culver common stock in the holding company merger and the distributions.

Effective Time

The effective time of the holding company merger will be the time and date on which the parties will file a certificate of merger with the Secretary of State of the State of Delaware.

New Sally Certificate of Incorporation and By-laws

Prior to the effective time of the holding company merger, New Sally’s board of directors will adopt, and Alberto-Culver, as the sole stockholder of New Sally at that time, will approve the New Sally amended and restated certificate of incorporation and amended and restated by-laws, the forms of which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The New Sally amended and restated certificate of incorporation and amended and restated by-laws will contain provisions that differ from those of Alberto-Culver’s certificate of incorporation and by-laws. See “Comparison of Rights of New Sally, New Alberto-Culver and Alberto-Culver Stockholders” beginning on page [•].

Alberto-Culver LLC Conversion

Under the investment agreement and in accordance with the DLLCA, immediately following the effective time of the holding company merger, Alberto-Culver will convert from a Delaware corporation into a Delaware limited liability company. The effective time of the Alberto-Culver LLC conversion will be the time and date on which the certificate of conversion and certificate of formation are duly filed with the Secretary of State of the State of Delaware.

Sally Holdings Distribution

Under the investment agreement, immediately following the effective time of the Alberto-Culver LLC conversion, Alberto-Culver will distribute the outstanding shares of Sally Holdings capital stock to New Sally.

Alberto-Culver Contribution

Under the investment agreement, immediately following the completion of the Sally Holdings distribution, New Sally will contribute all of the outstanding membership interests of Alberto-Culver to New Alberto-Culver. Following these transactions, New Sally will have two direct, wholly-owned subsidiaries: New Alberto-Culver, which will own the equity of the companies that own and operate the consumer products business and Sally Holdings, which will own the equity of the companies that own and operate the Sally/BSG distribution business.

Investment by Investor

Under the investment agreement, immediately following the Alberto-Culver contribution and contemporaneous with the debt financing, Investor will pay New Sally $575 million for shares of New Sally Class A common stock that will automatically convert on a one-for-one basis into shares of New Sally common stock at 12:01 a.m. Eastern time on the day following the closing date, which shares of New Sally common stock will represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion. Immediately following the conversion of the New Sally Class A common stock, the New Sally common stock will be the only class of New Sally capital stock outstanding.

Special Cash Dividend Amount

If the amount required to make the special cash dividend exceeds $2.349 billion, Alberto-Culver will pay to New Sally prior to the distributions an amount equal to such excess. However, if the amount required to make the special cash dividend is less than $2.349 billion, New Sally will pay to Alberto-Culver at closing the amount equal to such shortfall.

Covenants

Each party has undertaken certain covenants in the investment agreement concerning the transactions and the conduct of its business from the date of the investment agreement generally until the date of completion of the transactions or termination of the investment agreement. The following summarizes the more significant of these covenants:

No Solicitation of Acquisition Proposals; Recommendation of Alberto-Culver Board of Directors

No Solicitation of Acquisition Proposals. Alberto-Culver has agreed that it will not and will not permit any of its subsidiaries to, and it and its subsidiaries will not permit their respective officers, directors, employees, agents and representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage any inquiries regarding, or the making of any proposal or offer which constitutes or that would reasonably be expected to lead to, any acquisition proposal, as described below;

•	enter into any letter of intent, agreement in principle, investment agreement, acquisition agreement, option agreement or other agreement related to any acquisition proposal; or

•	participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any offer or proposal that constitutes, or that would reasonably be expected to lead to any acquisition proposal.

In addition, Alberto-Culver agreed that it and its subsidiaries would, and that it would direct its and its subsidiaries’ respective officers, directors, employees, representatives and agents to, cease and cause to be terminated any activities, discussions or negotiations being conducted on the date of the investment agreement with any persons with respect to any acquisition proposal. Alberto-Culver further agreed that it will notify Investor promptly (but no more than 48 hours later) if, to the knowledge of Alberto-Culver, any acquisition proposal is received by or any discussions or negotiations relating to an acquisition proposal are sought to be initiated or continued with, Alberto-Culver, its subsidiaries, or their officers, directors, employees, representatives or agents. The notice must indicate the name of the person making the acquisition proposal and the material terms and conditions of the acquisition proposal. Alberto-Culver, as a recipient of the acquisition proposal, must also keep Investor informed of the status of the discussions and negotiations. Alberto-Culver also agreed, subject to the fiduciary duties of its directors, to enforce any standstill agreements to which it or any of its subsidiaries is a party.

However, if, at any time prior to obtaining the approval of the Alberto-Culver stockholders and without any breach of the non solicitation provisions, Alberto-Culver receives an unsolicited bona fide written acquisition proposal from a person that in the good faith judgment of the board of directors of Alberto-Culver constitutes or is reasonably likely to lead to a superior proposal, as described below, Alberto-Culver may furnish information (including non-public information) with respect to Alberto-Culver and it subsidiaries to the person making the acquisition proposal pursuant to a confidentiality agreement and may participate in negotiations with such person regarding the acquisition proposal.

Additionally, the provision described above does not restrict Alberto-Culver from complying with Rules 14d-9 or 14e-2 under the Exchange Act. However, compliance with such rules will not limit or modify the effect that any action taken pursuant to such rules has under the investment agreement.

Under the investment agreement the term “acquisition proposal” means any inquiry, proposal or offer from any person with respect to:

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Alberto-Culver or any of its subsidiaries that, if consummated, would result in any person beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver then outstanding;

•	any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 20% or more of the consolidated assets (including stock of its subsidiaries) of Alberto-Culver and its subsidiaries, taken as a whole; or

•	any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of Alberto-Culver that, if consummated, would result in any person beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver (or of the surviving parent entity in such transaction) then outstanding.

Under the investment agreement the term “superior proposal” means an unsolicited, bona fide written proposal or offer described in the definition of acquisition proposal (except that for purposes of a superior proposal, references to 25% in the definition of acquisition proposal are deemed to be references to 50%) made by a person other than a party to the investment agreement that is on terms which the board of directors of Alberto-Culver in good faith concludes, after consultation with its outside legal counsel and financial advisors, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, would, if consummated, result in a transaction more favorable to its stockholders than the transactions contemplated by the investment agreement and is reasonably likely to be completed.

Alberto-Culver Covenant to Recommend. Alberto-Culver has agreed that its board of directors will recommend the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, to Alberto-Culver’s stockholders and that except as described below neither such board of directors nor any committee thereof will:

•	withdraw, modify or qualify its recommendation,

•	approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, any acquisition proposal; or

•	authorize or permit Alberto-Culver or any of its subsidiaries to enter into any acquisition agreement with respect to an acquisition proposal.

However, at any time prior to obtaining the approval of the Alberto-Culver stockholders, the Alberto-Culver board of directors may make a change in its recommendation if Alberto-Culver has complied with the no acquisition proposal solicitation provisions of the investment agreement and the Alberto-Culver board of directors, after consultation with outside legal counsel, determines in good faith, the making of the change in its recommendation is reasonably necessary to comply with the fiduciary duties of the Alberto-Culver board of directors to Alberto-Culver stockholders. Alberto-Culver agreed to verbally notify the President of Investor that a change in the Alberto-Culver recommendation has occurred no later than four hours after such change (which will be followed by written notice to Investor which written notice shall be delivered the same day that a change in the Alberto-Culver recommendation occurs). Investor agreed that no later than five business days after Investor receives such notice, Investor will provide written notice to Alberto-Culver as to whether it desires that the transactions (including the share issuance and the holding company merger) be submitted to the stockholders of Alberto-Culver.

New Sally Organizational Documents; Governance Matters

New Sally and Alberto-Culver agreed to take all actions necessary to cause, effective at the distributions time, the board of directors of New Sally to consist of twelve individuals in three staggered classes of four persons each with: (i) the President of Sally Holdings immediately prior to the closing date and five additional directors designated by Alberto-Culver prior to the closing date, at least four of whom qualify as independent directors under the rules of the New York Stock Exchange, or if the President of Sally Holdings is unable or unwilling to serve as a director of New Sally, such other individual selected by Alberto-Culver and reasonably acceptable to Investor and (ii) six directors designated by Investor prior to the closing date, at least three of whom qualify as independent directors under the rules of the New York Stock Exchange and one of whom will be appointed as Chairman of the New Sally board of directors, provided that if any of the individuals described above is unable to begin serving as a director of New Sally at the distributions time, the New Sally board of directors shall not include such individual until he is able to serve as a director, and provided further that if such individual is unable to serve as a director of New Sally at the distributions time, he shall have agreed to begin to serve within a reasonable period of time thereafter.

The investment agreement also provides that the President of Sally Holdings immediately prior to the closing date will be the President and Chief Executive Officer of New Sally at the distributions time and thereafter until duly changed in accordance with the organizational documents of New Sally and applicable law.

Covenants Relating to Conduct of Business

In general, except as required or expressly permitted or contemplated by agreements relating to the transactions, Alberto-Culver, New Sally and Sally Holdings are required to conduct their business in the ordinary course, to use reasonable best efforts to preserve their business organizations, to maintain their material rights, licenses and permits, to keep available the services of the current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them with the intention that the ongoing businesses shall not be materially impaired. Each of Alberto-Culver and Sally Holdings has agreed to specific restrictions with respect to itself and its subsidiaries, subject to certain exceptions, including as required or expressly permitted or contemplated by agreements relating to the transactions, relating to the following:

•	declaring or paying dividends in respect of its capital stock other than, in the case of Alberto-Culver, normal quarterly dividends;

•	splitting, combining or reclassifying its capital stock;

•	amending the terms or repurchasing, redeeming or otherwise acquiring its capital stock;

•	issuing, delivering, selling, pledging, disposing of or otherwise encumbering any shares of its capital stock or its voting debt or any securities convertible into or exercisable or exchangeable for, or any right to acquire its capital stock or its voting debt;

•	amending its certificate of incorporation, by-laws or other governing documents (other than pursuant to the investment agreement and other agreements related to the transactions);

with respect to Sally Holdings:

•	acquisitions of other entities or assets of other entities that are not wholly-owned subsidiaries of Sally Holdings in excess of specified amounts or disposing of material assets, other than the acquisition of assets that do not constitute business units in the ordinary course of business or otherwise permitted by the investment agreement;

•	entering into any new material line of business or incurring any capital expenditures other than in the ordinary course of business consistent with past practice;

•	the disposition of its material assets;

•	making loans, advances, capital contributions to or investments in, any other person that is not a direct or indirect wholly-owned subsidiary of Sally Holdings or its parent;

•	incurring debt, other than under existing agreements or in the ordinary course of business which is not in excess of specified amounts or with respect to certain intercompany loans or incurred in connection with the debt financing;

•	compensation and benefit matters with respect to directors, officers, consultants and employees;

•	changing its accounting methods, except as may be required by a governmental authority or changes in generally accepted accounting principles;

•	entering into contracts that limit or restrict the ability to engage or compete in any line of business or in any geographic area other than the entry into franchise agreements in the ordinary course of business consistent with past practice;

•	modifying, amending or terminating any material contract or waiving, releasing or assigning any material rights under any such material contract other than in the ordinary course of business consistent with past practice;

•	settling any material litigation, investigation, arbitration, proceeding or other claim;

•	entering into or amending certain types of agreements or arrangements with Alberto-Culver and its subsidiaries (other than Sally Holdings and its subsidiaries); and

•	making any material tax elections, making a request for a material tax ruling or entering into a material closing agreement, settling or compromising any material tax liabilities or claims, filing any material amendments to any previously filed material tax returns or surrendering any right to claim any material amount or refund of any taxes.

Reasonable Best Efforts

The investment agreement provides that each party to the investment agreement, subject to specified limitations, will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the investment agreement and applicable laws to consummate the transactions as soon as reasonably practicable. However, nothing in this covenant requires Investor, Alberto-Culver or Sally Holdings or any of their subsidiaries to take any action or enter into any settlement or other agreement or binding arrangement that limits such person’s freedom of action to sell, hold, separate or otherwise dispose of any business, product lines or assets of Alberto-Culver, Investor or any of their subsidiaries including the capital stock of any such subsidiary.

Private Letter Ruling; Tax-Free Reorganization Treatment

Alberto-Culver agreed to use its reasonable best efforts to obtain, as soon as practicable after the execution of the investment agreement, a private letter ruling from the Internal Revenue Service to the effect that the Alberto-Culver contribution and the New Alberto-Culver share distribution will qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Internal Revenue Code.

Alberto-Culver further agreed that neither it nor any of its subsidiaries will take (or cause to be taken) any action before the closing date, that:

•	would result in any failure to obtain the private letter ruling above; or

•	could reasonably be expected to prevent the transactions contemplated under the investment agreement from having the intended tax consequences described in the investment agreement.

Investor agreed that it will not, and will cause its affiliates not to, (i) acquire any shares of Alberto-Culver common stock prior to the completion of the transactions or (ii) acquire any shares of capital stock of New Sally or any of its subsidiaries until the second anniversary of the closing date, other than shares of New Sally Class A common stock acquired in the New Sally share issuance and other than shares acquired in transactions that comply with the provisions of the tax allocation agreement.

Alberto-Culver further agreed that it would cause to be prepared specified tax studies with respect to Sally Holdings. The parties agreed that New Sally or Sally Holdings, on the one hand, and Alberto-Culver, on the other hand, would each pay 50% of the costs of obtaining such studies.

Employee Benefits Matters

For a period of at least 12 months after the effective time of the distributions, New Sally will or will cause Sally Holdings or its successor to provide employees of Sally Holdings and its subsidiaries with benefits that are substantially comparable, in the aggregate, to those provided under Alberto-Culver’s or Sally Holdings’ employee benefit plans covering current and former employees of Sally Holdings immediately prior to the distributions (excluding any plan providing for equity-based compensation).

Non-Competition

For a period of 30 months following closing date, Alberto-Culver and its subsidiaries may not engage in any business of operating or franchising retail stores within the United States, Canada, Mexico, Puerto Rico, the United Kingdom, Ireland, Germany and/or Japan that sell beauty care products of Alberto-Culver or any third person, or distributing to salons and salon professionals within those territories professional beauty care products of any unaffiliated third person.

However, Alberto-Culver and its subsidiaries are not restricted from, among other things:

•	owning less than 5% in the aggregate of any class of capital stock of a person engaged, directly or indirectly, in the restricted activities described above, provided that such stock is listed on a national securities exchange or the Nasdaq National Market;

•	owning less than 15% in value of any instrument of indebtedness of a person engaged, directly or indirectly, in the restricted activities described above;

•	acquiring control of any person or business that for the fiscal year immediately preceding the acquisition derived less than 10% of its revenues from the restricted activities described above;

•

acquiring control of any person or business that for the fiscal year immediately preceding the acquisition derived more than 10% of its revenues but less than 35% of its revenues from the restricted activities described above, so long as it uses its reasonable best efforts to divest the operations as promptly as practicable and in any event within 12 months after the consummation of the acquisition of control;

•	owning an interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision in a person or business that for the fiscal year immediately preceding the acquisition of the interest derived 10% or more of its revenues from the restricted activities described above, so long as Alberto-Culver or its subsidiary uses its reasonable best efforts to divest the interest as promptly as practicable and in any event within 12 months after the acquisition of the interest, subject to specified conditions;

•	operating up to ten retail stores that sell branded beauty care products;

•	selling or distributing their branded professional beauty care products directly or through distributors to salons and salon professionals;

•	selling or distributing professional beauty care products of any third person directly to salons and salon professionals within the restricted territories above if any member of Alberto-Culver and its subsidiaries (other than Sally Holdings and its subsidiaries) as of the date of the investment agreement sells and distributes the products and which sales will not exceed 2% of the consolidated net sales of Alberto-Culver in any fiscal year; or

•	operating a company store in any office, plant or warehouse owned or leased by Alberto-Culver or any of its subsidiaries.

Non-Solicitation; Non-Hire

For a period of 30 months following the closing date, Alberto-Culver will not solicit, employ or retain (or attempt to employ or retain) any employee of Sally Holdings or any of its subsidiaries that holds the position of officer or field supervisor or higher. Also New Sally agreed, for a period of 30 months following the closing date, it will not solicit, employ or retain (or attempt to employ or retain) any employee of Alberto-Culver and any of its subsidiaries that holds the position of officer or field supervisor or higher. The non-solicitation restrictions do not apply to recruiting efforts carried out through a general solicitation or through recruiting or employment agencies not directed to those employees.

Debt Financing

The investment agreement provides that:

•	Investor will use its reasonable best efforts to arrange the debt financing on the terms and conditions described in the debt commitment letter, including drawing on the interim loan facility described under “Anticipated Terms of Financing—Debt Financing—Interim Loan Facility”;

•	if any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter, Investor will use its reasonable best efforts to arrange to obtain alternative financing from alternative sources as promptly as practicable following the occurrence of such event, on terms no less favorable (including cost of capital) than the terms described in the debt commitment letter in an amount sufficient (when taken together with the aggregate proceeds contemplated by the equity commitment letter and the portion, if any, of the debt financing that remains available under the debt commitment letter on the terms and conditions contemplated therein) to consummate the transactions; and

•	Alberto-Culver and its subsidiaries will use their reasonable best efforts to provide all timely cooperation reasonably requested by Investor in connection with the arrangement of the debt financing.

See “Anticipated Terms of Financing” beginning on page [•].

Surplus and Solvency Opinions

Alberto-Culver agreed to engage a valuation firm of national reputation that is reasonably acceptable to Investor and use its reasonable best efforts to obtain from the valuation firm:

•	if Alberto-Culver requests, an opinion dated the date the board of directors (or similar body) of Alberto-Culver declares and effects the Sally Holdings distribution in form and substance reasonably satisfactory to the board of directors of Alberto-Culver and addressed to the members of the board of directors (or similar governing body) of Alberto-Culver as to the surplus (or similar concept under the DLLCA) of Alberto-Culver in connection with the declaration of the Sally Holdings distribution;

•	an opinion dated the date the board of directors of New Sally declares the New Alberto-Culver share distribution and the special cash dividend and an opinion dated the date or dates on which the New Alberto-Culver share distribution and the special cash dividend are paid in form and substance reasonably satisfactory to the board of directors of New Sally and addressed to the members of the board of directors of New Sally as to the surplus of New Sally in connection with the declaration of the New Alberto-Culver share distribution and the special cash dividend;

•	an opinion dated the date the board of directors of Sally Holdings declares and effects any cash dividends to New Sally that may be made in order for New Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors of Sally Holdings and addressed to the members of the board of directors of Sally Holdings as to the surplus of Sally Holdings in connection with the declaration of such dividends;

•	an opinion dated the date the board of directors of Beauty Systems Group, Inc. declares and effects any cash dividends to Sally Holdings that may be made in order for New Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors of Beauty Systems Group, Inc. and addressed to the members of the board of directors of Beauty Systems Group, Inc. as to the surplus of Beauty Systems Group, Inc. in connection with the declaration of such dividends;

•	an opinion dated the date the board of directors of Sally Beauty Company, Inc. declares and effects any cash dividends to Sally Holdings that may be made in order for Sally to pay the special cash dividend in form and substance reasonably satisfactory to the board of directors of Sally Beauty Company, Inc. and addressed to the members of the board of directors of Sally Beauty Company, Inc. as to the surplus of Sally Beauty Company, Inc. in connection with the declaration of such dividends; and

•	an opinion dated the date the board of directors of New Sally declares the New Alberto-Culver share distribution and the special cash dividend and opinion dated the date or dates on which the New Alberto-Culver share distribution and the special cash dividend are paid in form and substance reasonably satisfactory to the board of directors of New Sally and addressed to the members of the board of directors of New Sally as to the solvency of New Sally and its subsidiaries immediately after giving effect to the transactions.

Stockholders Agreement

Prior to the closing, New Sally and Investor will take all necessary actions to execute and deliver to each other and to the Lavin family stockholders the stockholders agreement. See “Additional Agreements Relating to the Transactions—Stockholders Agreement” beginning on page [•].

Representations and Warranties

The investment agreement contains representations and warranties made by Investor to Alberto-Culver, New Sally and Sally Holdings. The investment agreement also contains representations and warranties made by each of Alberto-Culver and Sally Holdings to Investor with respect to Sally Holdings.

Representations and warranties of Alberto-Culver and Sally Holdings with respect to Sally Holdings relate to, among other things:

•	corporate existence, qualification to conduct business and corporate power;

•	ownership of subsidiaries;

•	capital structure;

•	corporate authority to enter into, and perform the obligations under the investment agreement and enforceability of the investment agreement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the investment;

•	required governmental approvals;

•	financial statements;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	board of directors’ approval;

•	litigation;

•	compliance with laws;

•	absence of certain changes or events;

•	environmental matters;

•	intellectual property;

•	title to properties;

•	tax matters;

•	certain contracts;

•	employee benefits;

•	labor relations;

•	insurance;

•	sufficiency of assets;

•	absence of material liens; and

•	franchises.

Alberto-Culver has also made customary representations and warranties to Investor relating to the required vote of Alberto-Culver stockholders to approve the transactions contemplated by the investment agreement, the receipt of the opinion of Alberto-Culver’s financial advisor and payment of fees to finders or brokers in connection with the merger.

In addition, each of Alberto-Culver and New Sally made the following representations and warranties to Investor with respect to itself:

•	corporate existence, qualification to conduct business and corporate power;

•	capital structure;

•	corporate authority to enter into, and perform the obligations under, the investment agreement and enforceability of the investment agreement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the transactions;

•	required governmental approvals; and

•	board of directors’ approval.

Investor has made representations and warranties to Alberto-Culver, New Sally and Sally Holdings with respect to:

•	limited liability company existence, qualification to conduct business and limited liability company power;

•	limited liability company authority to enter into, and perform the obligations under, the investment agreement and enforceability of the investment agreement;

•	absence of a breach of organizational documents and absence of a material breach of laws or agreements as a result of the transactions;

•	required governmental approvals;

•	information supplied for use in this proxy statement/prospectus—information statement;

•	payment of fees to finders or brokers in connection with the transactions;

•	the debt financing and the financing for the investment by Investor; and

•	investment company status.

Most of the representations and warranties contained in the investment agreement are subject to materiality or material adverse effect qualifications and/or knowledge qualifications, and none of the representations and warranties survive the closing date.

A material adverse effect is defined as, with respect to any person, any effect, change, circumstance or development that, individually or in the aggregate with other effects, changes, circumstances or developments, is both material and adverse to (i) the ability of the person to consummate the transactions contemplated by the investment agreement or (ii) the business, financial condition, operations, results of operations, properties, assets or liabilities of such person and its subsidiaries, taken as a whole, other than, in the case of clause (ii), any effect, change, circumstance or development:

•	resulting from the announcement of the execution of the investment agreement or any of the transaction agreements or of the transactions contemplated by the investment agreement or, except with respect to certain specified representations and warranties of Investor, Alberto-Culver, New Sally and Sally Holdings, any action taken in connection with the transactions contemplated by the investment agreement pursuant to the terms of the investment agreement;

•	relating to any actual or threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of the person or any of its subsidiaries with any supplier or group of suppliers;

•	relating to state, national or international political, social, general business or economic conditions (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•	relating in general to the industries in which the person and its subsidiaries operate (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•	relating to any action or omission of New Sally, Alberto-Culver, Sally Holdings, Investor or any of their respective subsidiaries taken with the express prior written consent of each of the other parties to the investment agreement;

•

relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States or any other jurisdiction in which the party or any of its subsidiaries operates (but only if the person and its subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry);

•	relating to financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index);

•	relating to changes after the date of the investment agreement in United States generally accepted accounting principles or the accounting rules and regulations of the SEC; or

•	relating to changes in applicable laws.

Conditions to the Completion of the Transactions

Conditions to Obligations of the Parties to Effect the Transactions

The respective obligations of Investor, Alberto-Culver, New Sally and Sally Holdings to effect the transactions under the investment agreement that are to occur on the closing date are subject to the satisfaction or waiver of various conditions, including:

•	the adoption of the investment agreement and the approval of the transactions contemplated by the investment agreement, including the holding company merger and the New Sally share issuance, by Alberto-Culver stockholders;

•	the absence of any law, order or injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•	the absence of any proceeding initiated by any governmental entity seeking, and which is reasonably likely to result in the granting of, an injunction having the effect of making the transactions under the investment agreement illegal or otherwise prohibiting consummation of such transactions;

•	the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the transactions under the investment agreement having expired or been terminated (which period was terminated on July 14, 2006);

•	all notifications and filings required under non-U.S. competition laws having been made; all consents, approvals and authorizations required under non-U.S. competition laws to be made or obtained prior to the closing in order to complete the transactions under the investment agreement having been made or obtained and all applicable waiting periods under non-U.S. competition laws having been terminated or expired other than those the failure of which to obtain or make would not, individually or in the aggregate, have a material adverse effect on New Alberto-Culver or New Sally;

•	the approval for listing on the New York Stock Exchange of (i) the shares of New Sally common stock to be issued in the holding company merger or subject to options to purchase shares of New Sally common stock that will be outstanding after the distributions and (ii) the shares of New Alberto-Culver common stock to be distributed in the New Alberto-Culver share distribution;

•	the effectiveness of the registration statements of which this proxy statement/prospectus—information statement is a part and the absence of any stop order or proceeding seeking a stop order with respect to any order of effectiveness;

•	the receipt of an opinion from the valuation firm by:

•	the Alberto-Culver board of directors or similar body in form and substance reasonably acceptable to such board or body with respect to the surplus or similar concept under the DLLCA, if such board or similar body request such opinion;

•	the New Sally board of directors in form and substance reasonably acceptable to such board with respect to the surplus of New Sally and the solvency of New Sally and its subsidiaries;

•	the Sally Holdings board of directors in form and substance reasonably acceptable to such board with respect to the surplus of Sally Holdings; and

•	receipt by New Sally of a favorable Internal Revenue Service ruling to the effect that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code and receipt by New Sally and Alberto-Culver of an opinion of Sidley Austin (or another law firm of national standing) stating that the New Alberto-Culver share distribution will constitute a tax-free distribution under Section 355 of the Internal Revenue Code.

Conditions to Obligations of Investor to Effect the Transactions

Investor’s obligation to complete the transactions under the investment agreement that are to occur on the closing date is also subject to the satisfaction or waiver of the following additional conditions:

•	certain specified representations and warranties of Alberto-Culver, Sally Holdings and New Sally regarding organization, capital structure, authority, brokers or finders and assets/services, must be true and correct as of the date of completion of the transactions as though made on and as of the date of completion of the transactions, except to the extent such representations and warranties speak solely only as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•	all other representations and warranties of Alberto-Culver, Sally Holdings and New Sally, disregarding qualifications as to materiality or material adverse effect, must be true and correct as of the date of completion of the transactions as though made on the date of completion of the transactions, except to the extent such representations and warranties speak solely only as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s)), other than such failures to be true and correct that would not, individually or in the aggregate, reasonably expected to have a material adverse effect on Sally Holdings;

•	except with respect to the agreements and covenants to use reasonable best efforts to maintain relationships with suppliers and to obtain the consent of any suppliers under contracts with such suppliers with respect to the transactions, the performance or compliance of each of Alberto-Culver, Sally Holdings and New Sally with all agreements and covenants required to be performed by it under the investment agreement that are qualified as to materiality or material adverse effect and the performance or compliance in all material respects with all other agreements and covenants required to be performed by it under the investment agreement that are not so qualified;

•	the authorization of the payment by New Sally to CD&R of the $30 million transaction fee;

•	the continued full force and effect of the transaction agreements (other than the investment agreement) and the full performance and compliance in all material respects by each of Alberto-Culver, New Sally and Sally Holdings with all its obligations under the transaction agreements (other than the investment agreement) at or prior to the closing date; and

•	the absence of any material adverse effect on Sally Holdings since the execution of the investment agreement.

Conditions to Obligations of Alberto-Culver, Sally Holdings and New Sally to Effect the Transactions

Alberto-Culver’s, Sally Holdings’ and New Sally’s obligations to complete the transactions under the investment agreement that are to occur on the closing date is also subject to the satisfaction or waiver of the following additional conditions:

•

certain specified representations and warranties of Investor regarding organization, authority, financing and brokers or finders, disregarding qualifications as to materiality or material adverse effect, must be true and correct in all material respects as of the date of completion of the transactions as though made on and as of the date of completion of the transactions, except to the extent such representations and warranties speak only as of the date of the investment agreement or as of another date (in which case such representations and warranties will be true and correct only as of such date(s));

•	all other representations and warranties of Investor, disregarding qualifications as to materiality or material adverse effect, must be true and correct as of the date of completion of the transactions as though made on the date of completion of the transactions, except to the extent such representations and warranties speak only as of the date of the investment agreement or as of another date (in which case such representations and warranties, disregarding qualifications as to materiality or material adverse effect, will be true and correct only as of such date(s)), other than such failures to be true and correct that, individually or in the aggregate, have not had a material adverse effect on Investor;

•	the performance or compliance of Investor with all agreements and covenants required to be performed by it under the investment agreement that are qualified as to materiality or material adverse effect and the performance or compliance in all material respects with all other agreements and covenants required to be performed by it under the investment agreement that are not so qualified;

•	the continued full force and effect of the transaction agreements (other than the investment agreement) and the full performance and compliance in all material respects by Investor with all its obligations under the transaction agreements (other than the investment agreement) at or prior to the closing date; and

•	Alberto-Culver having been advised in a manner reasonably acceptable to it by (i) the lead agent and underwriters with respect to the debt financing, that all conditions to closing of the debt financing have been satisfied and the lead agent and underwriters with respect to the debt financing are prepared to close the debt financing and (ii) Investor and the Fund that all conditions to closing of the equity financing have been satisfied and Investor and the Fund are prepared to close the equity financing.

Termination of the Investment Agreement

Termination by Alberto-Culver or Investor

Either Alberto-Culver or Investor, by action of its respective board of directors, may terminate the investment agreement at any time prior to the closing if:

•	Alberto-Culver and Investor agree to terminate the agreement by mutual written consent;

•	the transactions have not been completed by April 30, 2007, provided that the terminating party’s breach of any obligation in any material respect under the investment agreement is not the cause of the transactions not being completed by April 30, 2007;

•	an order or ruling of a court or other governmental entity permanently prohibiting completion of the transactions becomes final and non-appealable, provided that the terminating party has used its reasonable best efforts to resist, resolve or lift the prohibition to the extent required in accordance with the terms of the investment agreement;

•	if Alberto-Culver stockholders fail to adopt the investment agreement and approve the transactions contemplated by the investment agreement at the Alberto-Culver special meeting; or

•	if the other party has breached or failed to perform its obligations under the investment agreement, such that the closing condition relating to the accuracy of the representations or relating to the performance of covenants of such other party is not capable of being satisfied on or before April 30, 2007.

Termination by Alberto-Culver

Alberto-Culver, by action of its board of directors, also may terminate the investment agreement at any time prior to the closing if:

•

the Alberto-Culver board of directors in good faith concludes (after consultation with its outside counsel and the valuation firm) that one or more of the opinions as to the surplus or similar concept of Alberto-Culver, as to the surplus of New Sally and/or as to the solvency of New Sally and its subsidiaries is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion; or

•	prior to the Albert-Culver stockholders adopting the investment agreement and approving the transactions contemplated by the investment agreement, the Alberto-Culver board of directors authorizes Alberto-Culver to enter into an agreement for a transaction that constitutes a superior proposal, provided that, as conditions to such termination:

•	Alberto-Culver notifies Investor;

•	Alberto-Culver does not enter into a definitive agreement until at least five business days after notice to Investor;

•	the proposal remains a superior proposal in light of any proposed written amendments to the investment agreement made by Investor; and

•	prior to or concurrently with termination Alberto-Culver pays to Investor the $60 million termination fee required by the investment agreement.

Termination by Investor

Investor, by action of its board of directors, also may terminate the investment agreement at any time prior to the closing if:

•	the Alberto-Culver board of directors fails to recommend that the Alberto-Culver stockholders approve the transactions contemplated by the investment agreement (other than as a result of the Alberto-Culver board of directors in good faith concluding (after consultation with its outside counsel and the valuation firm) that the surplus and solvency opinions condition is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion);

•	the Alberto-Culver board of directors or a committee thereof withdraws (or publicly proposes not to make or to withdraw, modify or qualify) such recommendation (other than as a result of the Alberto-Culver board of directors in good faith concluding (after consultation with its outside counsel and the valuation firm) that the surplus and solvency opinions condition is not reasonably capable of being satisfied on or before April 30, 2007 based on the facts available to the Alberto-Culver board of directors at the time of such conclusion);

•	Alberto-Culver breaches its obligations to call and hold the Alberto-Culver special meeting pursuant to the investment agreement;

•	the Alberto-Culver board of directors or a committee thereof recommends or accepts an acquisition proposal; or

•	a tender offer is made by a third party for the stock of Alberto-Culver and Alberto-Culver does not send a statement to its stockholders within 10 business days that it recommends the rejection of the tender offer.

Effect of Termination; Termination Fees

The investment agreement provides that in the event of termination of the investment agreement by either Alberto-Culver or Investor pursuant to the termination provisions described above, the agreement shall forthwith become void and there shall be no liability or obligation on the part of Investor, Alberto-Culver, Merger Sub, New Sally or Sally or their respective subsidiaries, officers or directors under the agreement other than with respect to the payment of the termination fees described below, the payment of fees and expenses pursuant to the investment agreement and other specified provisions of the investment agreement. The parties to the investment agreement agreed that the termination fees described below are their sole and exclusive remedy as a result of a failure to complete the transactions contemplated by the investment agreement.

Termination Fee to be Paid by Alberto-Culver

Alberto-Culver has agreed to pay Investor a termination fee in the following circumstances, subject to specified conditions:

•	if (A) the investment agreement has been terminated (1) by either Alberto-Culver or Investor because the transactions have not been completed by April 30, 2007 and the Alberto-Culver special meeting has not occurred, (2) by Investor because of Alberto-Culver’s intentional breach or failure to perform any of its representations, warranties, covenants or other agreements contained in the investment agreement or (3) by either Alberto-Culver or Investor because Alberto-Culver’s stockholders fail to adopt the investment agreement and approve the transactions contemplated by the investment agreement and (B) at any time after the date of the investment agreement and before any termination, an acquisition proposal with respect to Alberto-Culver has been publicly announced, become publicly known or otherwise been publicly communicated to the senior management, board of directors or shareholders of Alberto-Culver, which acquisition proposal is pending at (i) April 30, 2007 in the case of a termination under clause (A)(1), (ii) the time of the breach in the case of a termination under clause (A)(2) or (iii) the time of the Alberto-Culver special meeting in the case of clause (A)(3) or any person has publicly announced or it has become publicly known or otherwise publicly communicated to the senior management, board of directors or shareholders of Alberto-Culver that the person, subject to certain conditions, would make an acquisition proposal with respect to Alberto-Culver, then:

•	if within 12 months of the termination of the investment agreement, Alberto-Culver or any of its subsidiaries consummates any acquisition proposal without entering into a definitive agreement with respect to the acquisition proposal, Alberto-Culver will pay Investor $60 million; or

•	if Alberto-Culver or any of its subsidiaries enters into a definitive agreement with respect to an acquisition proposal within 12 months after the termination of the investment agreement, Alberto-Culver will pay Investor $30 million no later than the date of the entry by Alberto-Culver or any of its subsidiaries into a definitive agreement and will pay Investor an additional $30 million on the date of the consummation of the acquisition proposal; for the purposes of this termination event, references to 25% in the definition of an acquisition proposal with respect to Alberto-Culver are deemed to be references to 50%;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement pursuant to the termination provision described in the first bullet point under “Termination of the Investment Agreement—Termination by Investor” and Investor has not notified Alberto-Culver that Investor desires Alberto-Culver to submit the investment agreement and the transactions contemplated by the investment agreement to the Alberto-Culver stockholders for consideration;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of Alberto-Culver breaching its obligation to call and hold the Alberto-Culver special meeting or a failure to prepare and mail to its stockholders this proxy statement/prospectus—information statement;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of the Alberto-Culver board of directors approving, recommending or accepting an acquisition proposal;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement as a result of a tender or exchange offer relating to securities of Alberto-Culver having been commenced by a person unaffiliated with Investor, and Alberto-Culver having failed to send to its stockholders within ten business days after the tender or exchange offer is first published, sent or given, a statement that Alberto-Culver recommends rejection of the tender or exchange offer;

•	Alberto-Culver will pay Investor $60 million if Investor terminates the investment agreement on the basis of an intentional breach by Alberto-Culver of the representations, warranties or agreements of Alberto-Culver, New Sally or Sally Holdings such that the closing conditions relating to the accuracy of the representations and warranties and performance of covenants of Alberto-Culver, New Sally or Sally Holdings are not capable of being satisfied on or before April 30, 2007; and

•	Alberto-Culver will pay Investor promptly, but in no event later than the date of such termination, $60 million if Alberto-Culver terminates the investment agreement as a result of the Alberto-Culver board authorizing Alberto-Culver to enter into a definitive agreement concerning a transaction that constitutes a superior proposal and Alberto-Culver notifies Investor in writing that it intends to enter into an agreement.

Other than payments due as a result of the first and last bullet points, any termination fee to be paid by Alberto-Culver will be payable as promptly as practicable but in any event no later than the third business day following the date of termination.

Termination Fee to be paid by Investor

Investor has agreed to pay Alberto-Culver a termination fee in the following circumstances, subject to specified conditions:

•	if (i)(A) the closing conditions described under “The Investment Agreement–Conditions to the Completion of the Transactions—Conditions to Obligations of the Parties to Effect the Transactions” other than in respect of the failure to have received the surplus opinion with respect to Sally Holdings if such failure relates solely to one or more of the effects, changes, circumstances or developments described in the exceptions to the definition of material adverse effect, are satisfied or waived, and the other closing conditions of Investor other than those conditions that by their nature cannot be satisfied until closing and/or cannot be satisfied because the proceeds of the debt financing or any alternative debt financing have not been obtained and (B) the proceeds of the debt financing or any alternative debt financing have not been obtained and (ii) the investment agreement is terminated (1) by Alberto-Culver because Investor has breached or failed to perform its obligations under the investment agreement, such that the closing conditions relating to the accuracy of the representations and performance of covenants of Investor are not capable of being satisfied on or before April 30, 2007 or (2) by either Alberto-Culver or Investor because the transactions have not been completed by April 30, 2007, Investor will pay Alberto-Culver $60 million; or

•	Investor will pay Alberto-Culver $60 million if Alberto-Culver terminates the investment agreement on the basis of an intentional breach by Investor of the representations, warranties or agreements of Investor such that the closing conditions relating to the accuracy of the representations and performance of covenants of Investor are not capable of being satisfied on or before April 30, 2007.

Any termination fee to be paid by Investor will be payable as promptly as practicable but in any event no later than the third business day following the date of termination.

Amendments to the Investment Agreement

Subject to applicable law, the investment agreement may be amended by authorization of the boards of directors of the parties to the investment agreement at any time before or after approval of the proposals by Alberto-Culver stockholders, but, after the approval, no amendment which by law or in accordance with the rules of any relevant stock exchange requires further stockholder approval may be made to the investment agreement without obtaining further approval. All amendments to the investment agreement must be in writing and signed by each party.

Fees and Expenses

The investment agreement provides that upon the closing of the transactions, New Sally or Sally Holdings will pay to:

•	Investor an amount equal to all of the expenses incurred by Investor related to the transactions;

•	CD&R the transaction fee in the amount of $30 million;

•	Alberto-Culver an amount equal to expenses incurred by Alberto-Culver and its subsidiaries (including New Sally and Sally Holdings) relating to the transactions (except for certain expenses of trademark registration in connection with the Alberto-Culver LLC conversion described in “The Transactions”), up to a maximum of $20 million; and

•	Alberto-Culver 50% of the expenses related to specified tax studies to be prepared pursuant to the investment agreement.

The investment agreement also provides that Sally Holdings or New Sally will bear any costs or expenses incurred in relation to the financing, including the reasonable and documented expenses of Alberto-Culver, New Sally, Sally Holdings and their subsidiaries.

Restrictions on Resales by Affiliates

The issuance of New Sally common stock to Alberto-Culver stockholders in the holding company merger will be registered under the Securities Act. Accordingly, the shares of New Sally common stock issued in the holding company merger may be traded freely and without restriction by stockholders who are not deemed to be affiliates of New Sally. Any subsequent transfer of these shares by any affiliate of New Sally at the time that Alberto-Culver’s stockholders adopt the investment agreement must:

•	be registered under the Securities Act;

•	comply with Rule 145 promulgated under the Securities Act (permitting limited sales under specified circumstances); or

•	otherwise be exempt from registration under the Securities Act.

An “affiliate” of New Sally is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, New Sally. These restrictions are expected to apply to the directors and executive officers of Alberto-Culver and New Sally and any holder of 10% or more of Alberto-Culver common stock (and to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest, including the Lavin family stockholders).

Alberto-Culver has agreed to use its reasonable best efforts to cause each person who is an affiliate of New Sally (for the purposes of Rule 145 under the Securities Act) to deliver to New Sally an executed, written agreement concerning compliance with the Securities Act at least 15 days prior to the closing date.

THE SEPARATION AGREEMENT

The following is a summary of the material terms and provisions of the separation agreement and is qualified in its entirety by reference to the complete text of the separation agreement. The full text of the separation agreement is included in this proxy statement/prospectus—information statement as Annex B and is incorporated herein by reference. We urge you to read the entire separation agreement.

General

The separation agreement among Alberto-Culver, Sally Holdings, New Alberto-Culver and New Sally provides for, among other things, the principal corporate transactions required to effect the special cash dividend and the New Alberto-Culver share distribution and other specified terms governing the relationship between Alberto-Culver and New Alberto-Culver, on the one hand, and Sally Holdings and New Sally, on the other hand, with respect to or in consequence of the special cash dividend and the New Alberto-Culver share distribution.

We refer to Alberto-Culver and New Alberto-Culver as the “Alberto-Culver Parties” and Sally Holdings and New Sally as the “Sally Parties.” We refer to the Alberto-Culver Parties and their subsidiaries (excluding the Sally Group) as the “Alberto-Culver Group” and the Sally Parties and their subsidiaries as the “Sally Group.”

Actions Prior to the Distributions

A number of days prior to the closing date, the New Sally board of directors (which, at that time, will be comprised of the then-current directors of Alberto-Culver) will declare the distributions and set the record date for the distributions, subject to the satisfaction or waiver of the conditions set forth in the separation agreement. The record date for each of these distributions is expected to be 5:00 p.m. Eastern time on the closing date.

Prior to the distributions, Sally and Alberto-Culver will cause the number of authorized shares of New Alberto-Culver common stock to equal or exceed the number of shares of New Sally common stock issued and will cause the number of shares of New Alberto-Culver common stock outstanding to be increased to equal the number of shares of New Sally common stock outstanding as of the date set by the New Sally board to determine holders of record of New Sally common stock entitled to receive the special cash dividend and shares of New Alberto-Culver common stock in the New Alberto-Culver share distribution.

Prior to the distributions, New Sally will enter into an agreement with a distribution agent (which will also be the exchange agent for the holding company merger) with respect to the distributions. At or prior to the time of the distributions, New Sally will deliver to the distribution agent cash to be distributed to effect the special cash dividend and shares of New Alberto-Culver common stock sufficient to effect the New Alberto-Culver share distribution.

The Distributions

Subject to the terms and conditions of the separation agreement, at the time established by the New Sally board of directors, which will be on the closing date and after 5:00 p.m. Eastern time, New Sally will effect the cash dividend by instructing the distribution agent to pay to holders of record of New Sally common stock (other than New Sally Class A common stock) as of the record date for the distributions, the $25.00 per share special cash dividend.

Immediately following the time of the special cash dividend, New Sally will effect the New Alberto-Culver share distribution by instructing the distribution agent to record in the stock transfer records of New Alberto-Culver the distribution of one share of New Alberto-Culver common stock to each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions for each share of New Sally common stock held of record and mail to each such holder a letter of transmittal and instructions on how to exchange certificates representing shares of Alberto-Culver common stock for certificates representing shares of New Sally common stock for the holding company merger and New Alberto-Culver common stock for the New Alberto-Culver share distribution.

Timing

The distributions will be effected after 5:00 p.m. Eastern time on the closing date.

Covenants

Each of Alberto-Culver and Sally Holdings has agreed to take specified actions after the signing of the separation agreement. These actions include the following, among others:

•	all intercompany receivables, payables and loans between the Sally Group, on the one hand, and the Alberto-Culver Group, on the other hand, will be cancelled immediately prior to the time of the distributions; and

•	all intercompany agreements between the Sally Group, on the one hand, and the Alberto-Culver Group, on the other hand, will terminate, other than those specifically designated to survive following the distributions.

Treatment of Sally Holdings Cash

The transaction agreements permit Alberto-Culver to cause Sally Holdings to make distributions of cash and cash equivalents to Alberto-Culver prior to the closing date. It is expected that Alberto-Culver will sweep all cash from Sally Holdings prior to the closing date except as described below.

Alberto-Culver and New Alberto-Culver agreed that as of the time of the New Alberto-Culver share distribution, Sally Holdings will retain an amount of cash equal to $52.7 million plus an amount equal to:

•	an estimate for accrued and unpaid pre-closing income taxes of New Sally; plus

•	specified unpaid liabilities of Sally Holdings; plus

•	an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally that Investor may acquire in order not to jeopardize the intended tax-free nature of the New Alberto-Culver share distribution; minus

•	50% of the costs of obtaining the surplus and solvency opinions contemplated by the investment agreement.

Conditions to the Completion of the Distributions

The separation agreement provides that the obligation of New Sally to consummate the distributions and the other transactions contemplated by the separation agreement is subject to specified conditions, including:

•	all consents, approvals and authorizations of governmental entities required under applicable laws for the consummation of the distributions having been obtained and being in full force and effect;

•	the absence of any law, order or injunction having the effect of making the distributions or any material provision of the separation agreement illegal or otherwise prohibiting completion of the distributions or the performance of any material provision of the separation agreement;

•	the absence of any proceeding initiated by any governmental entity seeking, and which is reasonably likely to result in, that type of a law, order or injunction;

•	each condition to the investment agreement having been fulfilled or waived by the party for whose benefit that condition exists; and

•	the financings having been completed.

None of the foregoing conditions may be waived by the New Sally board of directors without the prior written consent of Alberto-Culver and none of the conditions in the first four bullet points may be waived by New Sally unless New Sally receives the prior written consent of Investor, which consent may not be unreasonably withheld, conditioned or delayed.

Mutual Release; Indemnification

Mutual Release of Pre-Closing Liabilities

The Alberto-Culver Parties and the Sally Parties, on behalf of themselves and each of the other members of their group, have each agreed to release the other group and its officers, directors and employees from any and all liabilities and claims that it may have or ever will have against the other group which arise out of, result from or relate to events, circumstances or actions taken by the other group occurring or failing to occur or any conditions existing at or prior to the time of the distributions.

The mutual release does not impair the rights of any person under any of the transaction agreements that does not terminate as of the closing date. In addition, the mutual release does not release or discharge any person from:

•	any liability or obligation under or resulting from any contract between any member of the Sally Group and any member of the Alberto-Culver Group that does not terminate as of the consummation of the distributions;

•	any liability or obligation assumed, transferred, assigned or allocated to New Alberto-Culver, New Sally or any member of their group in accordance with, or any other liability of either of them under, the separation agreement, any other transactions agreement or the investment agreement;

•	any liability arising from or related to the sale, lease, manufacture, construction, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the ordinary course of business by any member of a group from any member of the other group prior to the time of the distributions, or any related refund claims; and

•	any liability the release of which would result in the release of any person other than a member of either group or their respective directors, officers or employees; provided, however, that each party agrees not to bring suit against the other party or its members of its group or its or their directors, officers or employees with respect to such liability.

Indemnification by Alberto-Culver

Under the terms of the separation agreement, the Alberto-Culver Parties will and will cause the other members of the Alberto-Culver Group to indemnify the Sally Group members and each of their respective representatives from and against any and all losses relating to any of the following:

•	all Alberto-Culver Group liabilities whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distributions;

•	the enforcement by members of the Sally Group and each of their respective representatives of their rights to be indemnified, defended and held harmless under the separation agreement; and

•	the use by any member of the Alberto-Culver Group of any trademarks or other source identifiers owned by any member of the Sally Group.

Indemnification by Sally Holdings

Under the terms of the separation agreement, the Sally Parties will and will cause the other members of the Sally Group to indemnify the Alberto-Culver Group members and each of their respective representatives from and against all losses relating to any of the following:

•	all Sally Group liabilities whether such losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the distributions;

•	the enforcement by members of the Alberto-Culver Group and each of their respective representatives of their rights to be indemnified, defended and held harmless; and

•	the use by any member of the Sally Group of any trademarks or other source identifiers owned by any member of the Alberto-Culver Group.

The indemnification provisions set forth in the separation agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax allocation agreement. See “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•].

Under the separation agreement, Alberto-Culver Group liabilities means:

•	all liabilities of any member of the Alberto-Culver Group under, or for which any member of the Alberto-Culver Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the consumer products business or businesses disposed of by any member of the Alberto-Culver Group;

•	all liabilities of any member of the Alberto-Culver Group or the Sally Group with respect to indebtedness for borrowed money (other than, in the case of the Sally Group, letters of credit and capital leases, in each case entered into in the ordinary course of business consistent with past practice) outstanding immediately prior to the time of the distributions, including under the $120 million aggregate principal amount of 6.375% debentures due 2028 and Alberto-Culver’s revolving credit facility, but excluding any indebtedness with respect to the debt financing; and

•	all liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the consumer products business or businesses disposed of by any member of the Alberto-Culver Group, in each case, regardless of whether such liability existed prior to, at or after the time of the distributions.

Under the separation agreement, Sally Group liabilities means:

•	all liabilities of any member of the Sally Group under, or for which any member of the Sally Group is expressly made responsible pursuant to, any transaction agreement;

•	all liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the Sally/BSG distribution business or businesses disposed of by any member of the Sally Group; and

•	all liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the Sally/BSG distribution business or businesses disposed of by any member of the Sally Group, in each case, regardless of whether such liability existed prior to, at or after the time of the distributions.

Termination

If the investment agreement is terminated, Alberto-Culver may terminate the separation agreement.

Amendments

The separation agreement cannot be amended except by a written agreement executed by the parties to the separation agreement, except that, unless the investment agreement has been terminated, any such amendment will be subject to the prior written consent of Investor, which consent may not be unreasonably withheld, delayed or conditioned.

Fees and Expenses

All costs and expenses of Alberto-Culver and Sally Holdings related to the negotiation, preparation, execution and delivery of the separation agreement, the investment agreement and the other agreements related to the transactions will be paid in accordance with the provisions regarding fees and expenses set forth in the investment agreement.

ADDITIONAL AGREEMENTS

RELATING TO THE NEW ALBERTO-CULVER SHARE DISTRIBUTION

The Alberto-Culver Parties and the Sally Parties have entered into an employee matters agreement and a tax allocation agreement in connection with the transactions contemplated by the investment agreement and separation agreement. The material terms of the employee matters and tax allocation agreements are summarized below. The descriptions of the employee matters agreement and the tax allocation agreement are qualified in their entirety by reference to the complete text of these agreements, which are incorporated by reference into this document and filed as exhibits to the Registration Statement of which this proxy statement/prospectus—information statement is a part. We urge you to read the employee matters agreement and the tax allocation agreement.

Employee Matters Agreement

The employee matters agreement generally provides that at the time of the New Alberto-Culver share distribution, New Sally and Sally Holdings will assume the liabilities and obligations of Alberto-Culver with respect to employees of the Sally Group and New Alberto-Culver and Alberto-Culver will retain the liabilities and obligations with respect to the employees of the Alberto-Culver Group. In addition, the employee matters agreement provides for (i) the conversion of Alberto-Culver options held by employees of the Sally Group and nonemployee directors of Alberto-Culver who will become directors of New Sally into fully exercisable New Sally options and the adjustment of such options to reflect the distributions and (ii) the conversion of Alberto-Culver options held by employees of the Alberto-Culver Group and Alberto-Culver (including Mr. Renzulli) and nonemployee directors (other than those who will become directors of New Sally) into New Alberto-Culver options that reflect the distributions.

Employee Matters

The employee matters agreement provides that each Sally Group employee will remain an employee of the Sally Group and each Alberto-Culver Group employee will remain an employee of the Alberto-Culver Group immediately following the time of the distributions. None of the transactions contemplated by the employee matters agreement, the separation agreement or the investment agreement is intended to entitle any current or former Sally Group or Alberto-Culver Group employee to termination or severance benefits other than payments or benefits with respect to employees who separate from service in connection with the transactions and are entitled to a termination or separation benefits on account of such termination. Under the employee matters agreement, Alberto-Culver agreed to indemnify Sally Holdings in the event that any current or former Sally Group employee obtains a final non-appealable judgment (as determined by Alberto-Culver) entitling that employee to severance benefits solely as a result of the distributions or any of the other transactions contemplated by the employee matters agreement, the separation agreement or the investment agreement, provided that Alberto-Culver will be under no such obligation for any Sally Group employee whose employment is terminated after the time of the distributions. Alberto-Culver also agreed to reimburse Sally Holdings for its reasonable expenses in connection with any appeal of a nonfinal judgment.

Welfare Plans

Pursuant to the employee matters agreement, Sally Holdings and its subsidiaries will no longer be participating employers in the welfare plans sponsored by Alberto-Culver effective as of the time of the distributions. Participation in the welfare plans sponsored by Alberto-Culver will cease for current and former Sally Group employees. With respect to any Sally Holdings welfare plans in which current or former Sally Group employees participate after the distributions that provide benefits similar to those provided under the Alberto-Culver welfare plans prior to the distributions, Sally Holdings will cause those welfare plans to recognize all pre-distribution coverage and contribution elections made by its current and former employees under those Alberto-Culver welfare plans. Sally Holdings agreed to retain sole responsibility for all liabilities incurred under

Sally Holdings welfare plans after the distributions. Alberto-Culver agreed to retain sole responsibility for all claims for welfare benefits, other than severance plan benefits, incurred by any current or former Sally Group employee at or prior to the distributions. New Sally and Sally Holdings agreed that from and after the distributions, they will assume, and be solely responsible for, all liabilities under the Consolidated Omnibus Budget Reconciliation Act and the Health Insurance Portability and Accountability Act for current and former Sally Group employees and their qualified beneficiaries, all liabilities incurred by current or former employees under Sally Holdings’ flexible spending account plan, and short-term disability benefits payable to Sally Group employees. Alberto-Culver agreed that it will be solely responsible for all long-term disability benefits payable, at or after the distributions, to current Sally Group employees receiving long-term disability benefits prior to the distributions and to former Sally Group employees.

Compensation Matters

Non-ERISA Benefit Arrangements. Pursuant to the employee matters agreement, as of the distributions, each of Sally Holdings and its subsidiaries will cease to be a participating employer in the non-Employee Retirement Income Security Act of 1974 benefit arrangements, which we refer to as “non-ERISA benefit arrangements,” sponsored by Alberto-Culver. In addition, the employee matters agreement provides that as of the time of the distributions, no current or former Sally Holdings employee will continue to participate in the non-ERISA benefit arrangements sponsored by Alberto-Culver for Sally Holdings employees and former Sally Holdings employees.

Assumption of Employee-Related Obligations. Under the employee matters agreement, New Sally and Sally Holdings will assume or retain, from and after the distributions, all liabilities related to:

•	agreements entered into between Alberto-Culver or any of its subsidiaries and current or former Sally Group employees (except that Alberto-Culver will retain liability under a key executive deferred compensation agreement entered into and consulting with Mr. Renzulli and for certain payments in lieu of future salary and bonuses set forth in the termination agreement among Alberto-Culver, Sally Holdings and Mr. Renzulli);

•	agreements between Alberto-Culver or any of its subsidiaries and independent contractors providing services to the extent they are related to Sally Holdings’ business;

•	all confidentiality and non-compete agreements between Alberto-Culver or any of its subsidiaries and current or former Sally Group employees, and independent contractors (provided that both Alberto-Culver and Sally Holdings will enjoy the rights and benefits thereunder);

•	all wages, salaries, ordinary compensation and commissions payable to current or former Sally Group employees after the distributions, whether earned before or after the distributions, other than amounts earned for services as an employee of Alberto-Culver or any of its subsidiaries;

•	all bonus and incentive compensation payment obligations, if any, payable after the distributions to Sally Group employees; and

•	all liabilities and obligations of Sally Holdings with respect to claims made by or with respect to current or former Sally Group employees relating to non-ERISA benefit arrangements and not specifically assumed or retained by Alberto-Culver.

Under the employee matters agreement, New Alberto-Culver and Alberto-Culver will assume or retain, from and after the distributions, all liabilities related to:

•	agreements entered into between Sally Holdings or any of its subsidiaries and current or former Alberto-Culver Group employees, a key executive deferred compensation agreement entered into with Mr. Renzulli and certain payments in lieu of future salary and bonuses set forth in the termination agreement among Alberto-Culver, Sally Holdings and Mr. Renzulli;

•	agreements between Sally Holdings or any of its subsidiaries and independent contractors providing services to the extent they are related to Alberto-Culver’s business;

•	all confidentiality and non-compete agreements between Sally Holdings or any of its subsidiaries and current or former Alberto-Culver Group employees, and independent contractors (provided that Alberto-Culver, New Alberto-Culver, Sally Holdings and New Sally will enjoy the rights and benefits thereunder);

•	all wages, salaries, ordinary compensation and commissions payable to current or former Alberto-Culver Group employees after the distributions, whether earned before or after the distributions, other than amounts earned for services as an employee of Sally Holdings or any of its subsidiaries;

•	all bonus and incentive compensation payment obligations, if any, payable after the distributions to Alberto-Culver Group employees; and

•	all liabilities and obligations of Alberto-Culver with respect to claims made by or with respect to current or former Alberto-Culver Group employees relating to non-ERISA benefit arrangements and not specifically assumed or retained by Sally Holdings.

Incentive Plans. Sally Holdings agreed to assume sole responsibility for all bonus and incentive compensation payment obligations earned by current and former Sally Group employees as of completion of the distributions under the Alberto-Culver 1994 Shareholder Value Incentive Plan, the Alberto-Culver Management Incentive Plan and the Alberto-Culver Executive Deferred Compensation Plan. Alberto-Culver agreed that it will remit cash equal to the after-tax costs of all payment obligations with respect to the acceleration of awards under these plans to Sally Holdings after the distributions.

Equity Compensation Plans. Under the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into a New Sally option. Each New Sally option will have the same terms and conditions as the corresponding Alberto-Culver option from which it was converted, provided that all references to “Alberto-Culver Company” will be changed to “New Sally Holdings, Inc.” As described below, each New Sally option will then be either adjusted to reflect the distributions or converted into a New Alberto-Culver option.

Pursuant to the employee matters agreement, each New Sally option held by a current or former Alberto-Culver Group employee, Mr. Renzulli or a current or former member of the Alberto-Culver board of directors (other than non-employee directors who will serve as independent directors of New Sally after the distributions) will convert into a fully exercisable New Alberto-Culver option and the number of shares of New Alberto-Culver common stock subject to such option and the per share exercise price of such option will be fixed in a way that maintains the intrinsic value of the related New Sally option and does not increase the ratio of the per share exercise price of the related New Sally option to the value of one share of Alberto-Culver common stock on the last business day occurring before the date on which Alberto-Culver common stock begins to trade “ex-distribution.” Pursuant to the employee matters agreement, each New Alberto-Culver option will have the same terms and conditions as the corresponding New Sally option from which it was converted, provided that all references to “New Sally Holdings, Inc.,” after the time of the distributions, will be changed to “Alberto-Culver Company.”

The employee matters agreement provides that each New Sally option held by a current or former New Sally employee (other than Mr. Renzulli) or a person who will serve as an independent director of New Sally after the distributions will become fully exercisable and will be adjusted to reflect the distributions. The number of shares of New Sally common stock subject to such adjusted option and the per share exercise price of such adjusted option will be fixed in a way that maintains the intrinsic value of the New Sally option and does not increase the ratio of the per share exercise price of the New Sally option to the value of one share of Alberto-Culver common stock on the last business day occurring before the date on which Alberto-Culver common stock begins to trade “ex-distribution.”

Alberto-Culver agreed to take actions to ensure that any restricted stock held by Alberto-Culver and Sally employees will become fully vested no later than the first business day after the record date of the distributions.

Vacation, Leaves of Absence Programs. Sally Holdings agreed to recognize and assume all liabilities for vacation, holiday, flex days, personal days and extended leaves to the extent accrued by Sally Holdings employees before the time of the distributions.

Qualified Retirement Plans. New Sally and Sally Holdings agreed that from and after the time of the distributions, Sally Holdings will retain all existing and future employer liabilities related to the Sally Beauty Company, Inc. 401(k) Savings Plan and the administration thereof. As soon as administratively practicable after the distributions, Sally Holdings employees will be eligible to participate in a tax-qualified defined contribution plan maintained by Sally Holdings, which we refer to as the Sally Holdings qualified plan. Alberto-Culver will transfer assets from the Alberto-Culver Company Employees profit sharing plan to the Sally Holdings qualified plan that are equal to the account balances of all Sally Holdings employees and former Sally Holdings employees with an account balance under the Alberto-Culver Profit Sharing Plan. The Sally Holdings qualified plan will recognize all service, compensation, and other determinations that, at the time of the distributions, were recognized under the Alberto-Culver profit sharing plan. The Sally Holdings qualified plan will retain the same vesting schedules as applied under the Alberto-Culver profit sharing plan.

Foreign Plans. The employee matters agreement provides that Alberto-Culver will have no liabilities for any benefit plan maintained by a member of the Sally Holdings group that covers only Sally Holdings employees outside the U.S. and Sally Holdings will have no liabilities for any benefit plan maintained by a member of the Alberto-Culver group that covers only Alberto-Culver employees outside the U.S.

Tax Allocation Agreement

The tax allocation agreement allocates liability for taxes, including any taxes that may arise in connection with separating Alberto-Culver from New Sally. Under the tax allocation agreement, in general, New Sally and Alberto-Culver will each be liable for taxes attributable to its respective business. New Sally is responsible for its foreign, local, municipal and separate company state taxes as of the date of the New Alberto-Culver share distribution; however, New Sally is entitled to retain an amount of cash sufficient to pay any taxes due with respect to the original filings by New Sally of income tax returns for fiscal year 2006 and the pre-New Alberto-Culver share distribution period of fiscal year 2007 (plus an additional agreed upon amount). Except for certain taxes arising from the contemplated transactions, New Sally is responsible for all tax liabilities of New Sally and its subsidiaries arising from tax audits concluding after the New Alberto-Culver share distribution and attributable to the business of New Sally.

The tax allocation agreement also provides the extent to which, and the circumstances under which, the parties would be liable if the New Alberto-Culver share distribution were not to constitute a tax-free distribution under section 355 and section 368(a)(1)(D) of the Internal Revenue Code. In general, New Alberto-Culver is required to indemnify New Sally for any taxes resulting from a failure of the New Alberto-Culver share distribution to so qualify, unless such failure results solely from specified acts of New Sally or its affiliates (including Investor) after the New Alberto-Culver share distribution. These acts include any redemption or repurchase by New Sally or its affiliates (including Investor) of New Sally common stock for two years following the New Alberto-Culver share distribution (other than pursuant to certain repurchases meeting the requirements of Internal Revenue Service guidance or pursuant to any agreement or arrangement entered into on or prior to the date of the New Alberto-Culver share distribution). However, these acts do not include any sale of New Sally common stock by Investor or its affiliates (other than New Sally and its subsidiaries) after specified time periods; any actions contemplated by the transaction agreements; and any action by the Lavin family stockholders. As a result, New Alberto-Culver will be liable for any taxes resulting from these actions.

The tax allocation agreement is not binding on the Internal Revenue Service or any other governmental entity and does not affect the liability of each of New Alberto-Culver, New Sally, and their respective subsidiaries and affiliates to the Internal Revenue Service or any other governmental authority for all federal, foreign, state or local taxes of the consolidated group relating to periods through the date of the New Alberto-Culver share distribution.

ADDITIONAL AGREEMENTS RELATING TO THE TRANSACTIONS

The Lavin family stockholders and Mr. Bernick have each entered into an agreement that governs their voting of Alberto-Culver common stock in connection with the transactions. The Fund and Alberto-Culver entered into a limited guarantee agreement pursuant to which the Fund guarantees specified obligations of Investor. At the time of the completion of the transactions, New Sally, Investor and the Lavin family stockholders will enter into a stockholders agreement that sets forth certain matters regarding Investor’s and the Lavin family stockholders’ ongoing relationship with New Sally. The material terms of these agreements are summarized below. The descriptions of these agreements are qualified in their entirety by reference to the complete text of these agreements, which are incorporated by reference into this document and filed as exhibits to the Registration Statement of which this proxy statement/prospectus—information statement is a part. We urge you to read the support agreement, the limited guarantee and the stockholders agreement.

Lavin Family Support Agreement

Under the Lavin family support agreement, the Lavin family stockholders agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, they will vote their shares of Alberto-Culver common stock for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement and against any action or transactions that would reasonably be expected to impede or prevent the investment agreement or the transactions contemplated by the investment agreement.

The Lavin family stockholders also agreed to certain restrictions on their ability to transfer or acquire shares of Alberto-Culver common stock prior to closing of the transactions contemplated by the investment agreement and certain restrictions on their ability to transfer or acquire shares of New Sally common stock, which restrictions terminate as of the earliest of (i) one year after such closing, (ii) termination of the investment agreement and (iii) the earliest time that no stockholder party to the support agreement or certain related persons is a “controlling shareholder” or “ten percent shareholder” of New Sally for U.S. federal income tax purposes.

Bernick Support Agreement

Under the Bernick support agreement, Mr. Bernick agreed that, so long as the Alberto-Culver board of directors is recommending that holders of Alberto-Culver common stock adopt the investment agreement and approve the transactions contemplated by the investment agreement and the investment agreement has not been terminated, he will vote his shares of Alberto-Culver common stock covered by the support agreement for adoption of the investment agreement and approval of the transactions contemplated by the investment agreement and against any action or transactions that would reasonably be expected to impede or prevent the investment agreement or the transactions contemplated by the investment agreement.

Mr. Bernick also agreed to certain restrictions on his ability to transfer or acquire shares of Alberto-Culver common stock prior to closing of the transactions contemplated by the investment agreement and certain restrictions on his ability to transfer or acquire shares of New Sally common stock, which restrictions terminate as of the earliest of (i) one year after such closing, (ii) termination of the investment agreement and (iii) the earliest time that no stockholder party to the support agreement or certain related persons is a “controlling shareholder” or “ten percent shareholder” of New Sally for U.S. federal income tax purposes.

Limited Guarantee

Pursuant to a limited guarantee, dated as of June 19, 2006, the Fund guarantees to Alberto-Culver the payment by Investor of a termination fee of $60 million in connection with the termination of the investment agreement after the occurrence of, or failure of, certain specified events and all reasonable out-of-pocket fees and expenses up to $1 million incurred by Alberto-Culver in enforcing the limited guarantee. The limited guarantee will terminate at the earlier of (i) the closing of the transactions and (ii) the first anniversary of the termination of the investment agreement if, as of such date, Alberto-Culver has not presented a claim for payment under the limited guarantee.

Stockholders Agreement

Prior to the closing, New Sally, Investor, an affiliate of Investor and the Lavin family stockholders will enter into the stockholders agreement. The stockholders agreement contains, among other things, provisions with respect to:

•	the governance of New Sally;

•	restrictions on the ability of Investor to dispose of its shares of New Sally common stock prior to the second anniversary of the closing date;

•	restrictions on the ability of the Lavin Family stockholders to dispose of their shares of New Sally common stock prior to the first anniversary of the closing date; and

•	registration rights for Investor and the Lavin family stockholders.

Governance Matters

The stockholders agreement provides that:

•	initially the New Sally board of directors will be evenly divided into three classes, each composed of two Investor designees and non-Investor designees (initially the directors designated by Alberto-Culver pursuant to the investment agreement);

•	New Sally will take all actions necessary to provide that the initial Investor designees and the initial non-Investor designees included in Class I of the New Sally board of directors on the closing date are nominated for reelection to the New Sally board of directors at the 2007 annual meeting of stockholders of New Sally;

•	following the 2007 annual meeting of stockholders of New Sally until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, so long as the ownership percentage of Investors’ and its affiliates’ and their permitted transferees’ shares of New Sally common stock in the aggregate equals or exceeds the percentages set forth in the table below, Investor will have the right to designate for nomination or appointment to the New Sally board of directors, a number of individuals set forth opposite the applicable percentage:

Ownership Percentage	Number of Investor Designees
45% or greater	six individuals

less than 45% but equal to or greater than 35%	four individuals

less than 35% but equal to or greater than 25%	three individuals

less than 25% but equal to or greater than 15%	two individuals

less than 15% but equal to or greater than 5%	one individual

•

until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, the Investor designees will have the right to designate for nomination or appointment to the

New Sally board of directors the individual to replace any Investor designee upon his retirement, disqualification or removal (other than removal for cause) so long as Investor has the right to designate such a member of the New Sally board of directors under the ownership percentages described above;

•	until the 2007 annual meeting of stockholders of New Sally, the non-Investor designees will have the right to designate for nomination or appointment to the New Sally board of directors the individual to replace any non-Investor designee upon his retirement, disqualification or removal (other than removal for cause);

•	the New Sally board of directors will have an audit committee, compensation committee, nominating and corporate governance committee, executive committee and finance committee, each of which will have four members at least two of whom will be Investor designees;

•	that all of the members of the New Sally audit committee, compensation committee and nominating and corporate governance committee will be independent of New Sally under the rules of the New York Stock Exchange; and

•	an Investor designee will chair the compensation committee, nominating and corporate governance committee and finance committee and all other committees will be chaired by a non-Investor designee.

The governance provisions of the stockholders agreement will terminate upon the earlier to occur of the tenth anniversary of the closing date and the date of termination of the stockholders agreement.

Restrictions on Investor’s Ability to Dispose of New Sally Stock

The stockholders agreement provides that prior to the first anniversary of the closing date, none of Investor, the affiliate of Investor party to the stockholders agreement or any of their transferees will, directly or indirectly, transfer or dispose of any shares of New Sally common stock, except:

•	to the Fund (including the Fund’s beneficial owners) under specified circumstances or to an affiliate of Investor (including its beneficial owners);

•	in connection with the registration of New Sally common stock pursuant to a request by the designated representative of the Lavin family stockholders under the stockholders agreement;

•	in connection with specified change in control transactions with respect to New Sally; or

•	in any transaction approved by a majority of the directors that are independent directors under the rules of the New York Stock Exchange.

The stockholders agreement provides that following the first anniversary of the closing date and prior to the second anniversary of the closing date, none of Investor, its affiliates or any of their transferees will, directly or indirectly, dispose of any shares of New Sally common stock, except:

•	if such disposition is permitted under any of the exceptions described above; or

•	following such disposition, Investor, the Fund or any of their transferees in the aggregate has at least 35% of the combined voting power of New Sally common stock entitled to vote in the election of directors.

The stockholders agreement also contains certain restrictions on the ability of the Lavin family stockholders to dispose of their shares of New Sally common stock.

Registration Rights

The stockholders agreement provides for five demand registration rights for Investor and two demand registration rights for the Lavin family stockholders that will permit Investor or the Lavin family stockholders, as applicable, to register the sale of their shares of New Sally common stock with the SEC, subject to specified conditions. Furthermore, pursuant to the stockholders agreement, if New Sally proposes to register any of its securities, other than securities pursuant to a demand registration, on a form that may include registerable shares of Investor or the Lavin family stockholders, Investor and the Lavin family stockholders will have the right to request that all or any part of its or their registerable shares be included in the registration, subject to specified conditions.

Termination

The stockholders agreement will terminate upon the earlier of:

•	its termination by the consent of all the parties to the stockholders agreement (with the consent of a majority of the independent directors of New Sally);

•	the date that Investor, its affiliates or any of their transferees cease to hold registerable shares of New Sally common stock (except that if any of the Lavin family stockholders continue to hold registerable securities after such date, then the registration rights provisions and other provisions applicable to the Lavin family stockholders will remain in effect until another ground for termination arises); and

•	the dissolution, liquidation or winding up of New Sally.

ANTICIPATED TERMS OF FINANCING

The investment agreement provides that all or a substantial portion of the special cash dividend and all of Investor’s, and a portion of Alberto-Culver’s and its subsidiaries’, fees and expenses incurred in connection with the transactions will be funded with proceeds of the equity and debt financings contemplated by the investment agreement. A portion of the debt financing will also be used to meet ongoing business needs of New Sally following the closing date. The principal terms of the debt financing are anticipated to be as summarized below. However, the relative principal amounts, applicable interest rates and other terms of the several financings involved in the debt financing will not be definitively determined until shortly before the closing date and may differ significantly from those described below, depending on market conditions and other factors.

Equity Financing

Pursuant to an equity commitment letter from the Fund, dated as of June 19, 2006, the Fund has committed to contribute $575 million to Investor, solely for the purpose of funding Investor’s acquisition of shares of New Sally Class A common stock in the New Sally share issuance, as further described under “The Transactions,” beginning on page [•].

The equity financing is subject to the satisfaction or waiver of the conditions to Investor’s obligations set forth in the investment agreement and the substantially contemporaneous funding of the debt financings described below.

The Fund’s obligation to make the equity contribution to Investor described above will terminate upon the earlier to occur of:

•	the termination of the investment agreement; and

•	Alberto-Culver or any of its affiliates asserting in any litigation or other proceeding any claim under the Fund’s limited guarantee of certain obligations of Investor under the investment agreement.

Debt Financing

Pursuant to a commitment letter dated as of June 19, 2006 and amended and restated as of July 18, 2006, Merrill Lynch Capital Corporation, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A, Morgan Stanley Senior Funding Inc. and certain of their affiliates have committed to provide the credit facilities described below. In this summary description of the proposed financings, the credit facilities, the senior notes and the senior subordinated notes described below are collectively referred to as the “debt financing.”

The debt financing is expected to consist of the following financings:

•	a senior secured term loan facility, which we refer to as the “term loan facility,” in a maximum aggregate principal amount of $1.14 billion (approximately $1.04 billion of which is expected to be borrowed);

•	an asset-based senior secured revolving credit facility, which we refer to as the “ABL facility,” in an aggregate principal amount of up to $400 million, subject to borrowing base limitations (approximately $100 million of which is expected to be borrowed as of the closing date); and

•	either:

•	a combination of up to $430 million aggregate principal amount of senior unsecured notes, which we refer to as the “senior notes,” and up to $280 million aggregate principal amount of senior subordinated unsecured notes, which we refer to as the “senior subordinated notes”;

•	if the senior notes and/or the senior subordinated notes are not issued, unsecured senior interim loans, which we refer to as the “interim loan facility,” in an aggregate principal amount of up to $710 million; or

•	a combination of notes and borrowings under the interim loan facility.

For purposes of this summary description of the proposed financings, the term loan facility, the ABL facility and the interim loan facility are collectively referred to as the “credit facilities,” and the senior notes and senior subordinated notes are collectively referred to as the “notes.”

Conditions Precedent

The availability of the credit facilities is subject to various conditions precedent, including, but not limited to:

•	the transactions shall be consummated substantially concurrently with or prior to any funding of the debt financing and all material conditions precedent to the consummation or the transactions shall have been satisfied or waived with the prior approval of the lenders;

•	the intermediate holding company to which Sally Holdings is expected to be contributed following the transactions, and the subsidiaries thereof, shall not have any outstanding preferred stock or indebtedness for borrowed money other than indebtedness under the debt financing, subject to certain exceptions;

•	since the date of the investment agreement, there shall not have been any material adverse effect (as defined in the investment agreement) on Sally Holdings; and

•	other specified conditions precedent customary for credit facilities.

The investment agreement provides that, if any portion of the debt financing becomes unavailable, Investor will be required to use its reasonable best efforts to obtain alternative financing as promptly as practicable on terms and conditions no less favorable than those set forth in the credit facilities commitment letter referred to above, unless the debt financing has become unavailable as a result of Alberto-Culver’s failure to comply in any material respect with its obligations in connection with the debt financing under the investment agreement and such failure is not cured within twenty days following written notice to Alberto-Culver.

Market Flex

At any time before or within 90 days after the closing date, the lead arrangers of the credit facilities will be entitled to make certain specified changes to the terms and conditions, interest rates, relative principal amounts and structure of the financings involved in the debt financing as necessary in their judgment to ensure the successful syndication of the credit facilities. These changes could, among other things, materially increase the cost of the debt financing or make its terms materially more restrictive than those outlined below. See “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on page [•].

Term Loan Facility

Overview

The term loan facility is expected to provide for senior secured term loans up to a maximum aggregate principal amount of $1.14 billion (which may be denominated in U.S. dollars or euros or both), subject to the following:

•	if availability under the ABL facility on the closing date exceeds a specified amount, the lead arrangers of the credit facilities may, at their option, reduce the aggregate principal amount of the term loans by up to $100 million and increase the aggregate principal amount of loans funded on the closing date under the ABL facility by an equal amount; and

•	if availability under the ABL facility on the closing date is less than that specified amount, the borrowers may, at Investor’s option, incur additional term loans in an aggregate principal amount equal to that shortfall.

Borrowings under the term loan facility may only be incurred on the closing date and approximately $1.04 billion is expected to be borrowed.

Maturity; Prepayments

The term loan facility is expected to mature seven years from the closing date. The term loan facility will amortize in nominal quarterly installments (not exceeding one percent of the original aggregate principal amount thereof per annum) until the maturity date. The term loan facility is expected to be subject to mandatory prepayment and reduction in an amount equal to 50% of annual excess cash flow (to be defined in the definitive documentation for the term loan facility) for any fiscal year unless a specified leverage ratio is met.

Guarantees; Security

Sally Holdings and/or one or more of its subsidiaries are expected to be the borrowers under the term loan facility. The direct parent of each borrower and each domestic subsidiary of Sally Holdings (other than any subsidiary that is a borrower or a foreign subsidiary holding company) are expected to guarantee the borrowers’ obligations under the term loan facility and certain interest rate protection or other hedging arrangements. The term loan facility and the guarantees thereof are expected to be secured by all of the capital stock of each borrower and the domestic subsidiaries owned by Sally Holdings and the guarantors and substantially all other tangible and intangible assets owned by each borrower and each guarantor, subject to certain exceptions. The term loan facility is expected to be secured on a first priority basis in these assets other than with respect to specified collateral, which we refer to as the “ABL priority collateral,” which will secure the ABL facility on a first priority basis and the term loan facility on a second priority basis. ABL priority collateral is expected to include accounts receivable, inventory and other current assets.

Interest

The interest rates applicable to the loans under the term loan facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrowers’ option, (i) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin or (ii) an alternate base rate plus a borrowing margin. Overdue amounts will bear interest at a rate that is 2% higher than the rate otherwise applicable.

Fees

The borrowers are expected to pay customary fees in respect of the term loan facility, including an underwriting fee.

Covenants

The term loan facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of the borrowers and their subsidiaries to:

•	incur additional indebtedness (including guarantees of other indebtedness);

•	pay dividends or make other restricted payments, including investments;

•	prepay or amend the terms of the notes or the interim loan facility;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create liens; and

•	enter into agreements restricting dividends or other distributions by subsidiaries to the borrowers.

The term loan facility is expected to also contain certain affirmative covenants, including financing and other reporting requirements.

Events of Default

The term loan facility is expected to provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interests, material judgments and change of control (to be defined in the definitive documentation for the term loan facility).

Asset-Based Loan Facility

Overview

The ABL facility is expected to provide for senior secured revolving loans up to a maximum aggregate principal amount of $400 million (which may be denominated in U.S. dollars, pounds, sterling, euros and other currencies to be mutually agreed), subject to borrowing base limitations. Extensions of credit under the ABL facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory and eligible accounts receivables, subject to certain reserves and other adjustments.

Proceeds of loans under the ABL facility are expected to be used (i) on the closing date, in an amount of $100 million with the right to borrow an additional $50 million on the closing date (which additional $50 million may be increased under certain circumstances), to pay certain amounts owed in connection with the transactions, including fees and expenses relating thereto, and (ii) thereafter for working capital, capital expenditures and general corporate purposes. A portion of the ABL facility in an amount to be determined will be available for letters of credit and swingline loans.

Maturity; Prepayments

The final maturity date of the ABL facility is expected to be five years from the closing date. The ABL facility is expected to be subject to mandatory prepayment in amounts equal to (i) the amount by which certain outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect and (ii) the net proceeds of certain asset sales or debt offerings by Sally Holdings and certain of its subsidiaries, and certain insurance recovery and condemnation events, in each case subject to certain exceptions and only if, and to the extent that, availability under the ABL facility is below a specified amount.

Guarantees; Security

Sally Holdings and/or one or more of its subsidiaries are expected to be the borrowers under the ABL facility. The direct parent of each borrower and each domestic subsidiary of Sally Holdings (other than any subsidiary that is a borrower or a foreign subsidiary holding company) are expected to guarantee the borrowers’ obligations under the ABL facility and certain interest rate protection or other hedging arrangements. The ABL facility and the guarantees thereof are expected to be secured by the same collateral securing the term loan facility, on a first priority basis with respect to the ABL priority collateral and on a second priority basis with respect to all other collateral.

Interest

The interest rates applicable to the loans under the ABL facility are expected to be based on a fluctuating rate of interest measured by reference to either, at the borrowers’ option, (1) an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin or (2) an alternate base rate plus a borrowing margin. Overdue amounts will bear interest at a rate of 2% higher than the rate otherwise applicable.

Fees

The borrowers are expected to pay (i) fees on the unutilized portion of commitments under the ABL facility, which are expected to vary depending on utilization level, (ii) a letter of credit fee on the stated amount of issued and undrawn letters of credit and a facing fee to the issuing lender, and (iii) other customary fees, including an underwriting fee.

Covenants

The ABL facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of the borrowers and their subsidiaries to make acquisitions, mergers, consolidations, recapitalizations, dividends, distributions and stock repurchases, in each case to the extent any such transaction would reduce availability under the ABL facility below a specified amount, and to amend specified debt agreements. If availability under the ABL facility falls below $40 million, the borrowers will also be required to comply with a minimum fixed charge coverage ratio of 1.0 to 1, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings—Liquidity and Capital Resources—Post—Transaction Liquidity” beginning on page [•]. The ABL facility is expected to also contain certain affirmative covenants, including financial and other reporting requirements.

Events of Default

The ABL facility is expected to provide for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, certain ERISA events, material invalidity of guarantees or security interest, material judgments and change of control (to be defined in the definitive documentation for the ABL facility).

Senior Notes and Senior Subordinated Notes

Overview

The following summary description of certain terms of the notes and the indentures under which the notes are expected to be issued may differ significantly from the definitive terms of the notes and indentures as a result of negotiations with the initial purchasers in light of market conditions at the time of the offering of the notes. The notes are expected to be offered in a private placement with registration rights.

Sally Holdings and/or one or more subsidiaries of Sally Holdings, which we refer to in this section as the “issuers,” are expected to issue the notes. The issuers are expected to issue up to $710 million aggregate principal amount of notes, subject to market conditions at the time of the offering of the notes.

Maturity; Interest

The notes are expected to mature after the maturity of the credit facilities and will bear interest at a rate to be determined, not exceeding a specified interest rate that will vary depending on the credit ratings for the interim loan facility or senior subordinated notes, and may increase if the closing of the transactions occurs after December 31, 2006. The provisions under which this rate will be determined are referred to in this summary description of the proposed debt financing as the “backstop terms.” The senior notes are expected to mature approximately eight or ten years from the date of issuance and the senior subordinated notes are expected to mature approximately ten years from the date of issuance.

Optional Redemption

With the expected maturities described above, the issuers are expected to have the right, after the fourth anniversary of the issue date, in the case of eight-year senior notes, and the fifth anniversary of the issue date, in the case of ten-year senior notes and the senior subordinated notes, to redeem the notes at their option, in whole or in part, at specified redemption prices to be determined at the time of their offering, together with accrued and unpaid interest, if any, to the date of redemption. These redemption prices will be calculated at a premium over the principal amount of the notes being redeemed, which will decline ratably to zero on the sixth anniversary of the date of issuance with respect to the senior notes and the eighth anniversary of the date of issuance with respect to the senior subordinated notes. Prior to the fourth anniversary of the issue date, in the case of eight-year senior notes, and the fifth anniversary of the issue date, in the case of the ten-year senior notes and the senior subordinated notes, the issuers may also redeem the relevant series of notes at their option, in whole or in part, at redemption prices based upon the yield of U.S. Treasury securities plus 0.50% as of the first fixed redemption date, plus accrued and unpaid interest. In addition, at any time during the first three years that the notes are outstanding, the issuers will have the right, subject to certain requirements, to redeem a portion of the relevant series of notes with an amount equal to the proceeds of certain equity offerings by the issuers or their parent companies. Such a redemption will be at a redemption price calculated at a premium, expected to equal the interest rate on the relevant series of notes, over the principal amount of notes to be redeemed.

Change of Control

The indentures are expected to provide that, upon the occurrence of certain events constituting a “change of control” (to be defined in the indentures governing the notes), unless the issuers have exercised any right to redeem the notes, the issuers will be required to offer to purchase the notes from their holders at a price equal to 101% of the principal amount of notes to be purchased.

Guarantees; Security

The notes are expected to be guaranteed by Sally Holdings (if Sally Holdings is not an issuer) and each material domestic subsidiary of Sally Holdings that is not an issuer on an unsecured basis (and in the case of the senior subordinated notes, on a subordinated basis), to the extent such subsidiary guarantees all or a portion of the indebtedness of any borrower under the credit facilities.

The senior notes will be unsecured, general obligations of the issuers and will rank pari passu with all senior indebtedness of the issuers. The senior subordinated notes will be unsecured, general obligations of the issuers and will be subordinated to all indebtedness under the credit facilities and all other “senior indebtedness” (to be defined in the indenture for the senior subordinated notes) of the issuers.

Covenants

The indentures governing the notes are expected to contain certain negative covenants, including limitations on:

•	additional indebtedness (including guarantees of other indebtedness);

•	dividends and other restricted payments, including investments;

•	certain types of transactions with affiliates;

•	sales of certain assets, consolidations, mergers, sales or otherwise dispositions of all or substantially all of their assets;

•	liens securing indebtedness (which, in the case of the senior subordinated notes, would be limited in applicability to liens securing other subordinated indebtedness); and

•	restrictions on dividends or other distributions by subsidiaries to the issuers.

The indentures are expected to also contain certain affirmative covenants, including financial and other reporting requirements.

Events of Default

The indentures are expected to provide for customary events of default, including non-payment of principal or interest, breach of other provisions of the indentures, cross acceleration to other material indebtedness, certain bankruptcy events and invalidity of any material guarantee of the notes.

Interim Loan Facility

Overview

If Sally Holdings and/or one or more of its subsidiaries, which we refer to in this section as the “interim loan borrowers,” are unable to complete an offering of the notes, or an offering of a sufficient aggregate principal amount of notes, they are required under the investment agreement to borrow up to $710 million under the interim loan facility, alone or in combination with an offering of notes. In addition, Sally Holdings and/or one or more of its subsidiaries (at the option of Investor) may choose to borrow under the interim loan facility in lieu of issuing the notes.

Maturity; Conversion to Permanent Financing

The interim loan facility is expected to mature 365 days from the date of initial funding, which we refer to as the “refinancing date.” Any outstanding amounts under the interim loan facility on the refinancing date are expected to be required to be repaid in full on such date with proceeds of a permanent financing. In lieu of such repayment, if the interim loan borrowers have not raised permanent financing before the refinancing date or, at the election of Sally Holdings, following the completion of a standard high yield roadshow after which no notes were issued, the interim loans are expected to be converted into a permanent financing, consisting of notes up to an aggregate principal amount equal to the aggregate principal amount of the interim loans converted and bearing a fixed rate of interest to be determined pursuant to the backstop terms. In addition, from time to time following the 60th day after the closing date and prior to the refinancing date, the lead arrangers of the credit facilities can require that the interim loan borrowers issue notes in a registered offering or private placement to refinance the interim loan facility, at interest rates not exceeding the backstop terms, and on other specified terms and subject to specified conditions.

The terms and conditions of any such notes issued by the interim loan borrowers are expected to be similar to the anticipated terms and conditions of the senior notes and senior subordinated notes described above, subject to any differences arising from market conditions, which could result in materially higher debt service obligations or more restrictive covenants than originally anticipated.

It is expected that the interim loan borrowers will be required to (i) file, within 90 days after the refinancing date, a shelf registration statement with respect to any notes issued as a permanent financing upon conversion of the interim loans, or, at the election of Sally Holdings, an exchange offer registration statement for new notes substantially identical to the notes issued on the refinancing date, or (ii) pay specified liquidated damages to the holders of such notes.

Guarantees; Security

The interim loan facility is expected to be guaranteed by the direct parent of each borrower and each domestic subsidiary of Sally Holdings that is a guarantor under the other credit facilities. The interim loan facility is expected to be unsecured.

Interest

The interest rates applicable to the loans under the interim loan facility are expected to be based on a fluctuating rate of interest measured by reference to an adjusted London inter-bank offered rate (adjusted for maximum reserves), plus a borrowing margin. It is expected that if any loans under the interim loan facility remain outstanding after the six-month anniversary of the closing date, the borrowing margin applicable to such loans will increase by 0.50% per annum on such date and by an additional 0.50% per annum at the end of each three-month period thereafter until but excluding the refinancing date, provided that such borrowing margin will not exceed the backstop terms.

Fees

The interim loan borrowers are expected to pay customary fees in respect of the interim loan facility, including an underwriting fee, a commitment fee and, if the interim loan facility is not repaid in full on the refinancing date, a conversion fee. The interim loan borrowers may receive specified rebates of the commitment and conversion fees if the interim loan facility is repaid in full prior to specified dates.

Covenants

The interim loan facility is expected to contain a number of covenants that, among other things, will limit or restrict the ability of the interim loan borrowers and their subsidiaries to:

•	incur additional indebtedness (including guarantees of other indebtedness);

•	pay dividends or make other restricted payments, including investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	create liens; and

•	enter into agreements restricting dividends or other distributions by subsidiaries to the interim loan borrowers.

Events of Default

The interim loan facility is expected to contain customary events of default, including non-payment of principal and interest, violation of covenants, cross payment default and cross acceleration to other material indebtedness, certain bankruptcy events, invalidity of material guarantees, material judgments and change of control (to be defined in the definitive documentation for the interim loan facility).

DESCRIPTION OF NEW ALBERTO-CULVER

Description of Business

New Alberto-Culver operates two consumer products divisions: (i) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (ii) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For financial reporting purposes, these two divisions are included as one segment, Global Consumer Products.

New Alberto-Culver’s major beauty and health care products marketed in the United States include the Alberto VO5, TRESemmé, Nexxus and Consort lines of hair care products, the St. Ives line of skin care products, FDS feminine deodorant sprays and the Soft & Beautiful, Just For Me, Comb-Thru, Motions and TCB lines of ethnic hair care products. Food and household products sold in the United States include Mrs. Dash salt-free seasoning blends, Molly McButter butter flavored sprinkles, SugarTwin sugar substitute, Static Guard anti-static spray and Kleen Guard furniture polish.

In Canada, New Alberto-Culver sells most of the products marketed in the United States along with the Alberto European and Alberto Balsam lines of hair care products.

In the United Kingdom and Europe, New Alberto-Culver sells products such as the Alberto VO5, Advanced Alberto VO5, Alberto Balsam and TRESemmé lines of hair care products and the St. Ives line of skin care products.

In Latin America, the significant products sold by New Alberto-Culver include the Alberto VO5, Alberto Get Set, Antiall and Folicure lines of hair care products, the St. Ives line of skin care products, Veritas soap and deodorant body powder products and Farmaco soap products. New Alberto-Culver’s principal markets in Latin America are Mexico, Puerto Rico and the Caribbean, Argentina and Chile.

Cederroth International, a subsidiary of New Alberto-Culver headquartered in Sweden, manufactures, markets and distributes beauty and health care products throughout Scandinavia and in parts of Europe. Such products include Salve adhesive bandages, Samarin antacids, Seltin salt substitute, Topz cotton buds, Savette wet wipes, Bliw liquid soaps, Date anti-perspirants and cologne for women, Alberto Family Fresh shampoo and shower products, Suketter artificial sweetener, Alberto VO5 hair care products, the St. Ives line of skin care products, HTH and L300 skin care products, Grumme Tvattsapa detergents, Pharbio natural pharmaceuticals and LongoVital herbal multivitamin products. Cederroth also distributes Jordan toothbrushes in Scandinavia. Soraya skin care products are sold in Poland and Eastern Europe.

New Alberto-Culver’s products are also sold in Australia, Asia and Africa.

New Alberto-Culver also performs custom label manufacturing of other companies’ beauty and health care products in the United States and Scandinavia.

Product Development and Marketing

Many of New Alberto-Culver’s consumer products are developed in its laboratories. New Alberto-Culver has established global structures for operations and research and development, which are designed to enable it to implement cost-savings initiatives more quickly on a broad scale and to shorten the time that it takes to develop an idea into a market-ready product. New products introduced by New Alberto-Culver are assigned product managers, who guide the products from development to the consumer. The product managers are responsible for the overall marketing plans for the products and coordinate advertising and marketing activities.

New Alberto-Culver allocates a large portion of its revenues to the advertising and marketing of consumer beauty products. Net earnings are materially affected by these expenditures, which are charged against income in the period incurred. New Alberto-Culver regards television as a primary medium for advertising and uses it to conduct extensive network, spot and cable television advertising campaigns. New Alberto-Culver also advertises through other media such as newspapers, magazines, radio and internet, as well as through direct mailings by retailers to their customers. Extensive advertising and marketing are required to build and protect a branded consumer product’s market position. New Alberto-Culver believes there is significant consumer awareness of its major brands and that such awareness is an important factor in its operating results.

Competition

The domestic and international markets for New Alberto-Culver’s branded consumer products are highly competitive and sensitive to changes in consumer preferences and demands. New Alberto-Culver’s competitors range in size from large, highly diversified companies (some of which have substantially greater financial resources than the company) to small, specialized producers. New Alberto-Culver competes primarily on the basis of innovation, product quality and price and believes that brand loyalty and consumer acceptance are also important factors to the company’s success.

Distribution

New Alberto-Culver’s sales force and independent brokers sell its retail beauty and health care products and food and household products by calling on retail outlets such as mass merchandisers, supermarkets, drug stores, dollar stores, wholesalers and variety stores. New Alberto-Culver’s sales representatives and brokers sell its ethnic professional hair care products in the United States to mass merchandisers, drug stores and supermarkets and to beauty supply outlets and beauty distributors, who in turn sell to beauty salons, barber shops and beauty schools.

New Alberto-Culver’s consumer products are sold internationally in more than 100 countries, primarily through direct sales by its subsidiaries, independent distributors and licensees. New Alberto-Culver’s foreign operations are subject to risks inherent in transactions involving foreign currencies and political uncertainties.

Employees

In its domestic and foreign operations, New Alberto-Culver had approximately 4,000 full-time equivalent employees as of September 30, 2005 consisting of about 1,400 hourly personnel and 2,600 salaried employees. Certain subsidiaries of New Alberto-Culver have union contracts covering production, warehouse, shipping and maintenance personnel. New Alberto-Culver considers relations with its employees to be satisfactory.

Regulation

New Alberto-Culver is subject to the regulations of a number of governmental agencies in the United States and certain foreign countries, including the Food and Drug Administration and the Federal Trade Commission.

Trademarks and Patents

New Alberto-Culver’s trademarks, certain of which are material to its business, are registered or legally protected in the United States, Canada and other countries throughout the world in which products of the company are sold. Although New Alberto-Culver owns patents and has other patent applications pending, its business is not materially dependent upon patents or patent protection.

Properties

New Alberto-Culver’s properties, plants and equipment are maintained in good condition and are suitable and adequate to support the business. The principal properties and their general characteristics are described below:

Location	Type of Facility
Company-Owned Properties:

Melrose Park, Illinois	Corporate Office, Manufacturing, Warehouse
Basingstoke, Hampshire, England	Office
Buenos Aires, Argentina	Office, Manufacturing, Warehouse
Dallas, Texas	Office, Manufacturing, Warehouse
Falun, Sweden	Office, Manufacturing, Warehouse
Minooka, Illinois	Warehouse
Naguabo, Puerto Rico	Manufacturing, Warehouse
Naucalpan de Juarez, Mexico	Office, Manufacturing, Warehouse
Radzymin, Poland	Office, Manufacturing, Warehouse
Swansea, Wales, England	Office, Manufacturing, Warehouse
Toronto, Ontario, Canada	Office, Manufacturing, Warehouse

Leased Properties:

Atlanta, Georgia	Warehouse
Auckland, New Zealand	Office, Warehouse
Carlisle, Pennsylvania	Warehouse
Chatsworth, California	Office, Manufacturing, Warehouse
Goleta, California	Office, Warehouse
Ontario, California	Warehouse
Stockholm, Sweden	Office, Manufacturing, Warehouse

Legal Proceedings

New Alberto-Culver is the subject of various pending or threatened legal actions in the ordinary course of its business. There are no legal proceedings pending as of March 31, 2006 that New Alberto-Culver believes could have a material adverse effect on its business.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ALBERTO-CULVER (ACCOUNTING PREDECESSOR OF NEW ALBERTO-CULVER)

The following table sets forth selected historical consolidated financial information for Alberto-Culver. Notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” As such, the historical consolidated financial information presented below for Alberto-Culver (accounting predecessor to New Alberto-Culver) reflects historical consolidated financial information that previously has been filed with the SEC by Alberto-Culver. After the transactions occur, New Alberto-Culver will report the historical consolidated results of operations (subject to certain adjustments) of New Sally in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date.

The selected historical consolidated financial information of Alberto-Culver is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” beginning on page [•], and the consolidated financial statements and notes of Alberto-Culver as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005. The results of operations information for the fiscal years ended September 30, 2005, 2004 and 2003 and the financial condition information as of September 30, 2005 and 2004 is derived from the audited consolidated financial statements of Alberto-Culver included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the fiscal years ended September 30, 2002 and 2001 and the financial condition information as of September 30, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of Alberto-Culver not included in this proxy statement/prospectus—information statement. The results of operations information for the six month periods ended March 31, 2006 and 2005 and the financial condition information as of March 31, 2006 are derived from the unaudited consolidated financial statements of Alberto-Culver included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2005 is derived from unaudited consolidated financial statements of Alberto-Culver not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Alberto-Culver include, in Alberto-Culver’s management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Alberto-Culver for the dates set forth in the table below. You should read the following information in conjunction with the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver beginning on page [•]. The historical consolidated financial information of Alberto-Culver would have been different had New Alberto-Culver been operated independently. The historical consolidated financial information of Alberto-Culver may not be a reliable indicator of future results of operations of New Alberto-Culver. The amounts in the table below are in thousands.

	Six Months Ended March 31,				Fiscal Year Ended September 30,
	2006		2005		2005		2004		2003	2002	2001
	(unaudited)
Results of operations information:
Net sales	$1,845,043		1,731,609		3,531,231		3,257,996		2,891,417	2,650,976	2,379,117
Cost of products sold	947,378		901,389		1,757,734		1,610,522		1,449,250	1,342,964	1,217,233
Interest expense	5,198		5,375		10,608		25,744		25,743	26,013	27,309
Earnings before provision for income taxes	166,192	(a)	151,533	(b)	324,463	(b)	212,644	(c)	251,400	211,792	167,236	(e)
Provision for income taxes	57,238	(a)	53,037	(b)	113,562	(b)	70,874	(c)	89,247	74,127	56,860	(e)
Net earnings	108,954	(a)	98,496	(b)	210,901	(b)	141,770	(c)	162,153	137,665	110,376	(e)
Net earnings per share(d):
Basic	1.18	(a)	1.08	(b)	2.31	(b)	1.57	(c)	1.85	1.60	1.31	(e)
Diluted	1.17	(a)	1.06	(b)	2.27	(b)	1.54	(c)	1.80	1.55	1.27	(e)

Financial condition information (at period end):
Working capital	$751,604		608,123		653,694		585,999		699,980	523,770	486,646
Cash, cash equivalents and short-term investments	221,784		106,225		168,491		201,889		370,148	217,485	202,839
Property, plant and equipment, net	348,295		327,494		335,400		293,901		264,335	247,850	235,822
Total assets	2,415,395		2,185,426		2,302,123		2,058,780		1,945,609	1,729,491	1,516,501
Long-term debt	122,099		124,665		124,084		121,246		320,587	320,181	321,183
Stockholders’ equity	1,643,600		1,442,876		1,531,622		1,313,706		1,062,129	862,459	736,009

(a)	Effective October 1, 2005, Alberto-Culver adopted Statement of Financial Accounting Standards No. 123 (R), “Share Based Payments,” using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). As a result, Alberto-Culver recorded stock option expense for the six months ended March 31, 2006 that reduced earnings before provision for income taxes by $10.0 million, provision for income taxes by $3.5 million, net earnings by $6.5 million and basic and diluted net earnings per share by seven cents. In accordance with the modified prospective method under SFAS No. 123 (R), the financial statements of Alberto-Culver for prior periods have not been restated.
(b)	Fiscal year 2005 includes a non-cash charge related to the conversion to one class of common stock. For the full fiscal year 2005, this non-cash charge reduced earnings before provision for income taxes by $14.5 million, provision for income taxes by $5.1 million, net earnings by $9.4 million and basic and diluted net earnings per share by ten cents. For the six months ended March 31, 2005, this non-cash charge reduced earnings before provision for income taxes by $7.4 million, provision for income taxes by $2.6 million, net earnings by $4.8 million and basic and diluted net earnings per share by five cents.
(c)	Fiscal year 2004 includes the following non-core items, which reduced earnings before provision for income taxes by $88.0 million, net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively:

•	Non-cash charge related to the conversion to one class of common stock which reduced earnings before provision for income taxes by $85.6 million, net earnings by $55.6 million and basic and diluted net earnings per share by 62 cents and 61 cents, respectively.

•	Gain from the sale of Alberto-Culver’s Indola European professional business which increased earnings before provision for income taxes by $10.1 million, net earnings by $5.7 million and basic and diluted net earnings per share by six cents.

•	Charge related to the early redemption of Alberto-Culver’s $200 million of 8.25% senior notes which reduced earnings before provision for income taxes by $12.6 million, net earnings by $8.2 million and basic and diluted net earnings per share by nine cents.

•	Tax benefit from the liquidation of certain Indola foreign legal entities which reduced the provision for income taxes by $4.4 million and increased net earnings by $4.4 million and basic and diluted net earnings per share by five cents.

(d)	Net earnings per share have been restated to reflect the 3-for-2 stock split in the form of a 50% stock dividend on outstanding shares in February, 2004.
(e)	Alberto-Culver implemented SFAS No. 142, Goodwill and Other Intangible Assets, in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, provision for income taxes, net earnings and net earnings per share for fiscal year 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALBERTO-CULVER (ACCOUNTING PREDECESSOR

TO NEW ALBERTO-CULVER)

As noted under “The Transactions—Accounting Treatment” on page [•], notwithstanding the legal form of the transactions, because of the substance of the transactions, New Alberto-Culver will be considered the divesting entity and treated as the “accounting successor” to Alberto-Culver and Sally Holdings will be considered the “accounting spinnee” for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs.” After the transactions occur, New Alberto-Culver will report the historical consolidated results of operations (subject to certain adjustments) of New Sally in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the closing date. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver) appeared in Alberto-Culver’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 and its Quarterly Report on Form 10-Q for the fiscal quarter and the six months ended March 31, 2006 and it therefore discusses Alberto-Culver’s historical financial condition and results of operations, including the Sally/BSG distribution business, rather than just the consumer products business. It also contains certain statements regarding events that have already occurred but at the time the reports were filed had not yet occurred.

This section should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of Alberto-Culver and the related notes included elsewhere in this proxy statement/prospectus—information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver) contains forward-looking statements. See “Risk Factors” beginning on page [•] and “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Description of Business

Alberto-Culver Company and its subsidiaries (the company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry stores offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group (BSG), a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Overview

Three and Six Months Ended March 31, 2006 and 2005

Non-GAAP Financial Measures

The company’s financial results in the second quarter and first half of fiscal year 2006 were affected by three non-core items: stock option expense recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payment;” fees and expenses related to the proposed spin/merge of Sally Holdings, Inc. (Sally Holdings) with Regis Corporation (Regis) which was terminated in early April, 2006; and a non-cash charge related to the company’s conversion to one class of common stock. In addition, the non-cash charge from the conversion to one class of common stock also affected the second quarter and first half of fiscal year 2005. In the first quarter of fiscal year 2006 the company began recording stock option expense in accordance with SFAS No. 123 (R). As allowed by the statement, the company elected not to restate its previously issued financial statements; therefore, the company’s fiscal year 2006 results are not directly comparable to the results of prior year periods. In addition, the stock option expense had no effect on the operating profits or cash flows of the company’s business segments or the consolidated cash flows of the company. The Sally Holdings spin/merge transaction costs relate to a proposed transaction that was contemplated by the company rather than the normal ongoing operations of the company’s businesses and had no effect on the operating profits of the company’s business segments. The non-cash charges relate to a change in the capital structure of the company rather than the normal operations of the company’s core businesses and had no effect on the operating profits or cash flows of the company’s business segments or the consolidated cash flows of the company.

To supplement the company’s financial results presented in accordance with U.S. generally accepted accounting principles (GAAP), “net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are disclosed in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). In addition, the company discloses “organic sales growth” which measures the growth in net sales excluding the effects of foreign exchange rates, acquisitions and a divestiture. These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). The non-GAAP financial measures are not intended to be, and should not be, considered separately from or as alternatives to the most directly comparable GAAP financial measures of “net earnings,” “basic net earnings per share,” “diluted net earnings per share” and “net sales growth.” These specific non-GAAP financial measures, including the per share measures, are presented in MD&A with the intent of providing greater transparency to supplemental financial information used by management and the company’s board of directors in their financial and operational decision-making. These non-GAAP financial measures are among the primary indicators that management and the board of directors use as a basis for budgeting, making operating and strategic decisions and evaluating performance of the company and management as they provide meaningful supplemental information regarding the normal ongoing operations of the company and its core businesses. In addition, these non-GAAP financial measures are used by management and the board of directors to facilitate internal comparisons to the company’s historical operating results. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to the company’s historical operating results and analyzing the underlying performance of the company’s normal ongoing operations for the periods presented. Management believes that the presentation of these non-GAAP financial measures, when considered along with the company’s GAAP financial measures and the reconciliations to the corresponding GAAP financial measures, provides the reader with a more complete understanding of the factors and trends affecting the company than could be obtained absent these disclosures. It is important for the reader to note that the non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Reconciliations of these measures to their most directly comparable GAAP financial measures are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A and should be carefully evaluated by the reader.

Accounting for Stock-Based Compensation

Effective October 1, 2005, the company adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). The company recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated. In the second quarter of fiscal year 2006, the company recorded stock option expense that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million, net earnings by $2.0 million and basic and diluted net earnings per share by two cents. In the first half of fiscal year 2006, the company recorded stock option expense that reduced earnings before provision for income taxes by $10.0 million, provision for income taxes by $3.5 million, net earnings by $6.5 million and basic and diluted net earnings per share by seven cents. The expense recorded in the first quarter of fiscal year 2006 included the immediate expensing of the fair value of stock options granted during the quarter to participants who had already met the definition of retirement under the stock option plans. The net balance sheet effect of recognizing stock option expense increased total stockholders’ equity by $3.5 million in the first half of fiscal year 2006 and resulted in the recognition of deferred tax assets of the same amount. The company’s consolidated statement of cash flows for the six months ended March 31, 2006 reflects $777,000 of excess tax benefits from employee stock option exercises as a financing cash inflow in accordance with the provisions of SFAS No. 123 (R).

As of March 31, 2006, the company had $20.3 million of unrecognized compensation cost related to stock options that is expected to be recorded over a weighted average period of 2.4 years and $4.0 million of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 3.4 years. The unamortized balance of restricted shares was included in unearned compensation, a separate component of stockholders’ equity, as of September 30, 2005 and was reclassified to additional paid-in capital upon the adoption of SFAS No. 123 (R).

Terminated Sally Holdings Spin/Merge Transaction

On January 10, 2006, the company entered into an agreement with Regis to merge Sally Holdings, a wholly-owned subsidiary of the company, with Regis in a tax-free transaction. Sally Holdings is comprised of the company’s Sally Beauty Supply and Beauty Systems Group business segments. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to the company’s stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger. In connection with this transaction, the company incurred transaction expenses, primarily legal and investment banking fees, in the first half of fiscal year 2006 totaling $5.7 million ($3.5 million after tax) with the second quarter amount totaling $3.6 million ($1.0 million after tax which includes a tax benefit for transaction expenses not previously expected to be tax deductible).

On April 5, 2006, the company provided notice to Regis that its Board of Directors had withdrawn its recommendation for shareholders to approve the transaction. Following the company’s notice to Regis, also on April 5, 2006, Regis provided notice to the company that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, the company paid Regis a $50.0 million termination fee on April 10, 2006 and will record a pre-tax charge in the third quarter of fiscal year 2006 for this payment and any other transaction related expenses incurred after March 31, 2006. All transaction related expenses incurred, including the termination fee, are expected to be deductible for tax purposes.

Non-Cash Charge

As discussed in note 2 to the Consolidated Financial Statements, on October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

Prior to the adoption of SFAS No. 123 (R), the company accounted for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” which required the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares was being recognized over the remaining vesting periods. In the first half of fiscal year 2005, the company recorded non-cash charges against pre-tax earnings of $7.4 million ($4.8 million after tax) with $3.6 million ($2.3 million after tax) recognized in the second quarter. The non-cash charges reduced earnings before provision for income taxes, provision for income taxes, net earnings and basic and diluted net earnings per share. The net balance sheet effect of the options remeasurement increased total stockholders’ equity by $2.6 million in the first half of fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amount. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge affecting the second quarter and first half of fiscal year 2006 was approximately $1,000 and $2,000, respectively. The non-cash charge had no effect on the operating profits or cash flows of the company’s business segments or the consolidated cash flows of the company.

Reclassification

During the second quarter of fiscal year 2006, the company determined that certain of the Beauty Supply Distribution business’ warehousing and distribution costs previously classified in the consolidated statements of earnings as components of advertising, marketing, selling and administrative expenses should be classified as cost of products sold to be consistent with the company’s policy of capitalizing these costs in inventory. As a result, the company has reclassified expenses related to purchasing costs, freight from distribution centers to the stores and handling costs in the distribution centers for all periods presented. These costs amounted to $44.5 million for the first half of fiscal year 2006 (with $22.5 million of that amount related to the second quarter) and $41.7 million for the first six months of fiscal year 2005 (with $21.7 million of that amount related to the second quarter). The reclassifications had no effect on earnings.

Lease Accounting Adjustment

In February, 2005, the SEC issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $2.5 million ($1.6 million after tax) which reduced basic and diluted net earnings per share by two cents. In addition, net fixed assets were increased by $2.0 million and other liabilities were increased by $4.5 million.

Years Ended September 30, 2005, 2004 and 2003

Non-GAAP Financial Measures

The company’s financial results in fiscal years 2005 and 2004 were impacted by non-cash charges related to the company’s conversion to one class of common stock, which is considered a non-core item. The company had three additional non-core items affecting its financial results in fiscal year 2004: a gain from the sale of its Indola European professional hair care business; a tax benefit from the liquidation of certain Indola foreign legal entities and a charge related to the early redemption of its $200 million of 8.25% senior notes. “Net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” are used in the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). The non-cash charges and the charge related to the redemption of senior notes relate to changes in the capital structure of the company rather than the normal operations of the company’s core businesses. The gain on the sale of Indola and the subsequent tax benefit from the liquidation of certain Indola foreign legal entities represent the effects of a specific divestiture transaction rather than the normal ongoing operations of the company’s businesses. Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented. Reconciliations of these measures to their most directly comparable financial measures under U.S. generally accepted accounting principles (GAAP) are provided in the “Reconciliation of Non-GAAP Financial Measures” section of MD&A.

Non-Cash Charge

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

The company accounts for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under these rules, the conversion to one class of common stock requires the company to recognize non-cash charges from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of the non-cash charges was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares are being recognized over the remaining vesting periods. As a result, the company has recorded non-cash charges against pre-tax earnings of $100.1 million, of which $85.6 million ($55.6 million after taxes) or 62 cents and 61 cents per basic and diluted net earnings per share, respectively, was recognized in fiscal year 2004 and $14.5 million ($9.4 million after taxes) or ten cents per basic and diluted net earnings per share was recognized in fiscal year 2005. The non-cash charges reduced operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and $5.1 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, the company will adopt Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” pertaining to the expensing of stock options and, accordingly, the amount of the non-cash charge impacting future periods will be reduced to nearly zero.

Sale of Indola

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) or six cents per basic and diluted net earnings per share in fiscal year 2004. In September, 2004, the company completed the liquidation of two foreign legal entities related to the divested Indola business and, as a result, recognized a tax benefit of $4.4 million or five cents per basic and diluted net earnings per share in fiscal year 2004.

Redemption of Senior Notes

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or nine cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally scheduled to be paid in fiscal year 2005.

Stock Split

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in the treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

Lease Accounting Adjustment

In February, 2005, the SEC issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $2.45 million ($1.6 million after taxes) which reduced basic and diluted net earnings per share by two cents. In addition, net leasehold improvements were increased by $2.0 million and other liabilities were increased by $4.5 million.

Auction Rate Securities

The company regularly invests in auction rate securities (ARS) which typically are bonds with 20 to 30 year maturities that have interest rates which reset at short intervals through an auction process. Prior to March 31, 2005, the company had consistently classified these investments as cash equivalents. As a result of interpretations on the balance sheet classification of ARS that were released during the second quarter of fiscal year 2005, the company has changed its previous practice and has classified $64.8 million and $102.9 million of ARS as available for sale short-term investments at September 30, 2005 and 2004, respectively. In addition, “Proceeds from sales (payments for purchases) of short-term investments” is included in the consolidated statements of cash flows to reflect the purchase and sale of ARS during the periods presented.

Results of Operations

Comparison of the Three and Six Months Ended March 31, 2006 and 2005

The company achieved record second quarter net sales of $946.8 million in fiscal year 2006, up $62.7 million or 7.1% over the comparable period of the prior year. For the six months ended March 31, 2006, net sales reached a new high of $1.85 billion, representing a 6.6% increase compared to last year’s six-month period. The effect of foreign exchange rates decreased sales by 1.0% in both the second quarter and first half of fiscal year 2006. Organic sales, which exclude the effects of foreign exchange rates, acquisitions and a divestiture, grew 7.7% during the second quarter and 5.9% during the first half of fiscal year 2006. Organic sales growth for the second quarter and first half of fiscal year 2006 includes the effect of sales related to the launch of Nexxus into retail channels.

Net earnings were $56.9 million for the three months ended March 31, 2006 versus $49.1 million for the same period of the prior year. Net earnings for the second quarter of fiscal years 2006 and 2005 were reduced by $3.0 million and $2.3 million, net of income taxes, respectively, as a result of the non-core items discussed in the “Overview” section of MD&A. Basic net earnings per share were 62 cents in the second quarter of fiscal year 2006 versus 54 cents in the same period of fiscal year 2005. Diluted net earnings per share for the current quarter increased to 61 cents from 53 cents in the same period of the prior year. In the second quarter of fiscal year 2006, non-core items decreased basic and diluted net earnings per share by three cents. In the second quarter of fiscal year 2005, the non-core item reduced basic and diluted net earnings per share by two cents.

Excluding non-core items, net earnings were $59.9 million for the three months ended March 31, 2006 or 16.5% higher than net earnings of $51.4 million in the second quarter of fiscal year 2005. Basic net earnings per share excluding non-core items were 65 cents in the second quarter of fiscal year 2006, which was nine cents or 16.1% higher than the same period of fiscal year 2005. Diluted net earnings per share excluding non-core items increased 16.4% to 64 cents from 55 cents in the same period of the prior year.

Net earnings for the six months ended March 31, 2006 were $109.0 million versus $98.5 million in the prior year. Net earnings were lowered by $10.0 million and $4.8 million, net of income taxes, in the first half of fiscal years 2006 and 2005, respectively, as a result of the non-core items discussed in the “Overview” section of the MD&A. Basic net earnings per share were $1.18 in the first half of fiscal year 2006 versus $1.08 in the same period of fiscal year 2005. Diluted net earnings per share were $1.17 for the first half of fiscal year 2006 compared to $1.06 in the prior year. In the first half of fiscal year 2006, non-core items reduced basic and diluted net earnings per share by 11 cents. In the first half of fiscal year 2005, the non-core item reduced basic and diluted net earnings per share by five cents.

Excluding non-core items, net earnings were $119.0 million for the six months ended March 31, 2006 or 15.2% higher than the prior year’s first half net earnings of $103.3 million. Basic net earnings per share excluding non-core items were $1.29 in the first half of fiscal year 2006, which was 16 cents or 14.2% higher than the same period of fiscal year 2005. Diluted net earnings per share excluding non-core items for the first half of 2006 increased 15.3% to $1.28 from $1.11 in the same period of the prior year.

Compared to the same periods of the prior year, sales of Global Consumer Products increased 13.0% and 9.2% in the second quarter and first six months of fiscal year 2006, respectively. The second quarter and first half increases were partially offset by the effect of foreign exchange rates, which decreased sales by 2.2% and 2.3% in the second quarter and first half of fiscal year 2006, respectively. The second quarter and first half sales increases were primarily due to the launch of Nexxus into retail channels and higher sales of TRESemmé shampoos, conditioners and styling products in the U.S.

Sales of the Beauty Supply Distribution business, composed of Sally Beauty Supply and BSG, were $581.1 million in the second quarter and $1.17 billion for the first six months of fiscal year 2006, representing an increase of 3.7% for the second quarter and 5.0% for the six-month period versus the prior year.

Sales of Sally Beauty Supply increased to $353.1 million in the second quarter of fiscal year 2006 and $703.0 million for the first six months of fiscal year 2006, compared to $336.1 million and $673.9 million for the prior year periods. The sales increases of 5.0% for the second quarter and 4.3% for the first half of fiscal year 2006 were primarily attributable to the opening of new stores, including 84 net new stores during the last twelve months (2.3% for the second quarter and 2.2% for the first half) and the growth of its existing business which primarily represents same store sales. These increases were partially offset by the effect of foreign exchange rates (0.8% for the second quarter and 0.7% for the first half).

Sales of BSG were $228.0 million in the second quarter and $464.4 million for the first half of fiscal year 2006 compared to $224.4 million in the second quarter and $437.4 million for the first half of the prior year. The sales increase of 1.6% for the second quarter of fiscal year 2006 was primarily due to the opening of new stores, including 18 net new stores during the last twelve months (0.9%), the impact of foreign exchange rates (0.6%) and the growth of its existing business which primarily represents same store sales. The sales increase of 6.2% for the first half of fiscal year 2006 was mainly attributable to acquisitions (5.7%), the opening of new stores, including 18 net new stores during the last twelve months (1.1%), the impact of foreign exchange rates (0.5%) and the growth of its existing business which primarily represents same store sales. These increases for the second quarter and first half of fiscal year 2006 were partially offset by lower sales by BSG’s professional distributor sales consultants to salons.

Cost of products sold as a percentage of net sales was 50.4% for the second quarter and 51.3% for the first six months of fiscal year 2006 compared to 52.0% for the second quarter and 52.1% for the first half of the prior year. The lower cost of products sold percentages in the second quarter and first half of fiscal year 2006 were primarily attributable to the launch of Nexxus into retail channels, as Nexxus products have a lower cost of goods sold percentage, and improved vendor pricing and lower store inventory shrinkage for the Beauty Supply Distribution business.

Compared to the prior year, advertising, marketing, selling and administrative expenses in fiscal year 2006 increased $37.4 million or 10.9% for the second quarter and $55.7 million or 8.3% for the first six months. The increases primarily resulted from higher expenditures for advertising and marketing (7.3% for the second quarter and 3.3% for the first half), the recording of stock option expense resulting from the adoption of SFAS No. 123 (R) (0.9% for the second quarter and 1.5% for the first half) and higher selling costs associated with the launch of Nexxus into retail channels and the growth of the Sally Beauty Supply and BSG businesses (1.5% for the second quarter and 2.4% for the first half).

Advertising and marketing expenditures were $95.6 million in the second quarter of fiscal year 2006, an increase of 35.4% from $70.6 million in the prior year, and $158.6 million for the first half of fiscal year 2006, which was 16.0% higher than the $136.7 million for the first half of fiscal year 2005. These increases were primarily due to higher advertising and marketing expenditures in the U.S. for Nexxus (30.7% for the second quarter and 16.4% for the first half) and TRESemmé (7.7% for the second quarter and 5.5% for the first half), partially offset by the impact of foreign exchange rates (1.8% for the second quarter and 1.7% for the first half).

Interest expense, net of interest income, was $1.2 million in the second quarter and $2.8 million for the first half of fiscal year 2006 compared to $2.2 million for the second quarter and $4.0 million for the first half of fiscal year 2005. Interest expense was $2.6 million in the second quarter and $5.2 million for the first half of fiscal year 2006 versus $2.8 million for the second quarter and $5.4 million for the first half of fiscal year 2005. Interest income was $1.4 million in the second quarter of fiscal year 2006 and $2.4 million for the first six months of fiscal year 2006 compared to $543,000 for the second quarter and $1.4 million for the first half of the prior year. The increase in interest income was primarily due to higher interest rates and higher cash and short-term investment balances in the current year.

The provision for income taxes as a percentage of earnings before income taxes was 32.8% for the second quarter and 34.4% for the first half of fiscal year 2006, as compared to 35.0% for the second quarter and first half of fiscal year 2005. The lower effective tax rates in the second quarter and first half of fiscal year 2006 were mainly due to the effect of the Sally Holdings spin/merge transaction expenses (including a tax benefit recorded during the second quarter for expenses not previously expected to be tax deductible), the expected utilization of additional foreign tax credits and the favorable resolutions of certain tax audits, partially offset by higher state income taxes.

Comparison of the Years Ended September 30, 2005, 2004 and 2003

Fiscal year 2005 marked the company’s fourteenth consecutive year of record sales and record net earnings excluding non-core items. Net sales for the year ended September 30, 2005 were $3.53 billion, an increase of 8.4% over the prior year. Fiscal year 2004 net sales of $3.26 billion increased 12.7% from $2.89 billion in 2003. Foreign exchange rates increased fiscal year 2005 and 2004 sales by 1.2% and 2.5%, respectively. Organic sales, which exclude the effects of foreign exchange rates, acquisitions and divestitures, grew 4.6% and 5.0% in fiscal years 2005 and 2004, respectively. Management uses organic sales growth, a non-GAAP financial measure, to evaluate the operating results of the company and believes the presentation of organic sales growth provides the reader with information necessary to analyze the company’s operations for the periods presented. See the “Reconciliation of Non-GAAP Financial Measures” section of MD&A for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures under GAAP.

Net earnings of $210.9 million in 2005 increased 48.8% from the prior year’s net earnings of $141.8 million. Basic net earnings per share of $2.31 in fiscal year 2005 were 74 cents or 47.1% higher than 2004. Diluted net earnings per share increased 47.4% to $2.27 in fiscal year 2005 from $1.54 in fiscal year 2004. Fiscal year 2004 net earnings decreased 12.6% from net earnings of $162.2 million in 2003. Basic net earnings per share of $1.57 in fiscal year 2004 were 28 cents or 15.1% lower than 2003. Diluted net earnings per share decreased 14.4% in fiscal year 2004 from $1.80 in 2003. Non-core items reduced net earnings by $9.4 million and basic and diluted net earnings per share by ten cents in fiscal year 2005 and reduced net earnings by $53.7 million, basic net earnings per share by 60 cents and diluted net earnings per share by 59 cents in fiscal year 2004.

Net earnings excluding non-core items were $220.3 million in 2005 or 12.7% higher than the prior year’s net earnings of $195.4 million. Basic net earnings per share excluding non-core items were $2.41 in fiscal year 2005, which was 24 cents or 11.1% higher than fiscal year 2004. Diluted net earnings per share excluding non-core items increased 11.3% to $2.37 from $2.13 in fiscal year 2004. Net earnings excluding non-core items in 2004 were 20.5% higher than fiscal year 2003 net earnings of $162.2 million. Basic net earnings per share excluding non-core items were $2.17 in fiscal year 2004, which was 32 cents or 17.3% higher than fiscal year 2003. Diluted net earnings per share excluding non-core items of $2.13 in fiscal year 2004 increased 18.3% from $1.80 in the prior year.

Sales of Global Consumer Products in fiscal year 2005 increased 10.2% to $1.31 billion from $1.19 billion in 2004. The effect of foreign exchange rates increased sales by 2.4% compared to the prior year. The remaining 2005 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (8.0%), principally due to its launch in the United Kingdom during the fourth quarter of fiscal year 2004 and continued growth in the United States; and Alberto VO5 shampoos and conditioners (1.1%), mainly resulting from the launch of the red styling line in the U.S. In addition, acquisitions, including Nexxus in May, 2005, added approximately 1.2% to sales for fiscal year 2005. These increases were partially offset by the loss of sales resulting from the divestiture of the Indola European professional hair care business in June, 2004 (3.2%). Sales of Global Consumer Products in fiscal year 2004 increased 8.0% from $1.10 billion in 2003. The effect of foreign exchange rates increased sales by 4.6%. The remaining 2004 sales increase was primarily due to higher sales of: TRESemmé shampoos, conditioners and styling products (2.3%), principally due to the launch of TRESemmé in the U.K. and increased advertising and improved shelf presence at major customers; Alberto VO5 shampoos and conditioners (1.0%), mainly due to the introduction of new products; and St. Ives Apricot Scrubs, lotions and body washes (0.8%), primarily due to the launch of new products and increased advertising.

Sales of the Beauty Supply Distribution business, composed of Sally Beauty Supply and BSG, were $2.25 billion in 2005, $2.10 billion in 2004 and $1.82 billion in 2003, representing increases of 7.5% in fiscal year 2005 and 15.0% in fiscal year 2004.

Sales of Sally Beauty Supply increased to $1.36 billion in fiscal year 2005 compared to $1.30 billion in 2004. The sales increase of 4.8% in 2005 was attributable to the opening of new stores including 62 net new stores during the current year (2.2%), the impact of foreign exchange rates (0.3%) and the growth of its existing business which primarily represents same store sales. Sales of Sally Beauty Supply in fiscal year 2004 increased 7.3% from $1.21 billion in 2003. The increase was attributable to the opening of new stores including 83 net new stores during 2004 (3.2%), the impact of foreign exchange rates (1.1%) and the growth of its existing business. The number of Sally Beauty stores totaled 2,419 at September 30, 2005 compared to 2,355 and 2,272 at the end of fiscal years 2004 and 2003, respectively.

Sales of BSG increased to $895 million in fiscal year 2005 compared to $802 million in 2004. The sales increase of 11.7% in 2005 was attributable to acquisitions (13.6%), the opening of new stores including 37 net new stores during the current year (1.3%) and the impact of foreign exchange rates (0.9%). These increases were partially offset by a decrease in sales for existing BSG store business and lower sales by its professional distributor sales consultants, principally resulting from certain suppliers’ decisions to begin selling their products directly to salons. Sales of BSG in fiscal year 2004 increased 30.1% from $616 million in 2003. The increase was attributable to acquisitions (25.6%), the opening of new stores including 26 net new stores during 2004 (1.5%), the impact of foreign exchange rates (1.2%) and the growth of its existing business which primarily represents same store sales. The number of BSG stores was 822, including 155 franchise stores, at September 30, 2005 compared to 692 and 543 at the end of fiscal years 2004 and 2003, respectively.

Cost of products sold as a percentage of sales was 49.8% in fiscal year 2005 compared to 49.4% in 2004 and 50.1% in 2003. The higher cost of products sold percentage in fiscal year 2005 was primarily attributable to higher material costs, increased use of special packs, increased trade spending (which reduced net sales) and product mix for Global Consumer Products, partially offset by improved vendor pricing and lower store inventory shrinkage for Sally Beauty Supply and BSG. The lower cost of products sold percentage in fiscal year 2004 was primarily due to improved vendor pricing for Sally Beauty Supply and BSG and cost reductions for Global Consumer Products, principally attributable to cost savings programs including savings from such areas as vendor price reductions and manufacturing efficiencies.

Advertising, marketing, selling and administrative expenses increased 7.7% in fiscal year 2005 and 13.4% in 2004. The increases in fiscal years 2005 and 2004 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including the acquisition of CosmoProf in December, 2004 and West Coast Beauty Supply in December, 2003, and higher expenditures for advertising and marketing as discussed below. In addition, a portion of the increase in fiscal year 2005 relates to the $2.45 million lease accounting adjustment discussed in the “Overview” section of MD&A.

Advertising and marketing expenditures were $260.6 million, $254.1 million and $212.4 million in fiscal years 2005, 2004 and 2003, respectively. The 2.5% increase in fiscal year 2005 was mainly attributable to

Alberto-Culver Consumer Products Worldwide’s increased advertising in the U.K. (3.5%), primarily related to television advertising for TRESemmé hair care products, increased advertising in North America for Mrs. Dash (0.8%) and the effect of foreign exchange rates (1.6%). These increases were partially offset by decreased advertising in North America for St. Ives (2.5%) and lower advertising due to the divestiture of the Indola European professional hair care business (1.3%). The fiscal year 2004 increase of 19.6% was mainly attributable to Alberto-Culver Consumer Products Worldwide’s increased advertising in North America (5.5%), mainly due to the launch of the Alberto VO5 Nourishing Oasis line of shampoos and conditioners, and in the U.K. (4.3%), primarily related to the launch of TRESemmé hair care products, higher retail advertising by Sally Beauty Supply (4.1%) and the effect of foreign exchange rates (3.1%).

Interest expense, net of interest income, was $7.7 million, $21.4 million and $22.4 million in fiscal years 2005, 2004 and 2003, respectively. Interest expense was $10.6 million in fiscal year 2005 and $25.7 million in fiscal years 2004 and 2003. Interest income was $2.9 million in fiscal year 2005, $4.3 million in fiscal year 2004 and $3.4 million in fiscal year 2003. The reduction in interest expense in fiscal year 2005 was primarily due to the redemption of the $200 million, 8.25% senior notes in September, 2004. The reduction in interest income in 2005 was principally due to lower cash and investment balances in fiscal year 2005.

The provision for income taxes as a percentage of earnings before income taxes was 35.0% in 2005, 33.3% in 2004 and 35.5% in 2003. In fiscal year 2004, the liquidation of two foreign legal entities related to the divested Indola business reduced the effective income tax rate by 2.1%. Other factors which influenced the effective tax rates for those years are described in “note 10” to the consolidated financial statements.

Financial Condition

March 31, 2006 Compared to September 30, 2005

Working capital at March 31, 2006 was $751.6 million, an increase of $97.9 million from $653.7 million at September 30, 2005. The resulting ratio of current assets to current liabilities was 2.39 to 1.00 at March 31, 2006 compared to 2.22 to 1.00 at September 30, 2005. The increase in working capital was primarily due to working capital generated from operations, partially offset by cash outlays for capital expenditures and cash dividends.

Cash, cash equivalents and short-term investments increased $53.3 million to $221.8 million during the first six months of fiscal year 2006 primarily due to cash flows provided by operating activities ($111.0 million) and cash received from exercises of employee stock options ($17.6 million), partially offset by cash outlays for capital expenditures ($45.2 million) and dividends ($21.2 million).

Accounts receivable decreased $4.0 million to $282.0 million in the first half of fiscal year 2006. Trade receivables declined $6.6 million in the first half of fiscal year 2006 primarily due to the timing of customer payments, a decrease in the U.K as a result of lower shipments in February, 2006 and March, 2006 as compared to the last two months of fiscal year 2005 and the effect of foreign exchange rates, partially offset by receivables resulting from the launch of Nexxus into retail channels. Other receivables increased $2.6 million during the first half of fiscal year 2006 principally due to the timing of collections from vendors under various advertising and volume purchase programs.

Inventories increased $50.6 million during the first six months of fiscal year 2006 to $740.3 million. Sally Beauty Supply and BSG inventories were $30.3 million higher primarily due to new stores, expanded product lines and strategic inventory purchases related to favorable pricing from vendors. Inventories for Global Consumer Products were $20.7 million higher principally due to increased finished goods inventories associated with the launch of Nexxus into retail channels.

Net property, plant and equipment rose $12.9 million during the first six months of fiscal year 2006 to $348.3 million at March 31, 2006. The increase resulted primarily from expenditures for additional Sally Beauty Supply and BSG stores, and office facilities and warehouse expansions, partially offset by depreciation during the six-month period.

Accounts payable increased $20.0 million during the first six months of fiscal year 2006 to $281.3 million mainly due to higher advertising payables related to the launch of Nexxus into retail channels and the timing of vendor payments.

Accrued expenses declined $11.2 million during the first six months of fiscal year 2006 to $241.3 million mainly due to payments under various incentive plans. The decrease was partially offset by higher accruals for insurance, additional consideration related to the Nexxus acquisition and professional fees related to the Sally Holdings spin/merge transaction.

Unearned compensation, a separate component of stockholders’ equity, decreased $3.0 million during the first six months of fiscal year 2006. The unamortized balance of restricted shares was included in unearned compensation as of September 30, 2005 and was reclassified to additional paid-in capital in fiscal year 2006 in accordance with SFAS No. 123 (R).

September 30, 2005 Compared to September 30, 2004

Working capital at September 30, 2005 was $653.7 million, an increase of $67.7 million from the prior year’s working capital of $586.0 million. The resulting current ratio was 2.22 to 1.00 at September 30, 2005 compared to 2.10 to 1.00 last year. The increase in working capital in fiscal year 2005 was primarily related to working capital generated from operations, partially offset by cash outlays for acquisitions, capital expenditures and cash dividends.

Cash, cash equivalents and short-term investments decreased $33.4 million during fiscal year 2005 primarily due to cash outlays for acquisitions ($157.2 million), capital expenditures ($91.0 million) and cash dividends ($40.8 million), partially offset by cash inflows from operating activities ($209.4 million) and cash received from exercises of employee stock options ($26.3 million).

Receivables, less allowance for doubtful accounts, increased 14.4% to $285.9 million from $250.0 million last year primarily due to a $19.8 million increase in gross trade receivables resulting from higher sales in the fourth quarter of fiscal year 2005, the timing of customer payments and receivables related to acquired businesses. Other receivables increased $9.4 million in fiscal year 2005 principally due to the timing of collections from vendors under various advertising and volume purchase programs for Beauty Supply Distribution and the transfer of all raw materials and packaging in Australia to a co-packer following the closure of the company’s Australian manufacturing facility. The allowance for doubtful accounts decreased $6.7 million in fiscal year 2005 primarily due to the write-off of fully reserved receivable balances in Asia and lower bad debt provisions for Global Consumer Products.

Inventories increased $62.9 million to $689.7 million at September 30, 2005. Sally Beauty Supply and BSG inventories increased $41.6 million primarily due to the acquisition of CosmoProf, inventories related to new stores and strategic inventory purchases related to favorable pricing from vendors. Inventories for Global Consumer Products were $19.6 million higher principally due to higher finished goods inventories to support product launches and promotions and the acquisition of Nexxus.

Other current assets increased $5.8 million to $45.5 million at September 30, 2005 primarily due to higher deferred income taxes.

Net property, plant and equipment increased $41.5 million to $335.4 million at September 30, 2005. The increase resulted primarily from expenditures for additional Sally Beauty Supply and BSG stores, office facilities, warehouse expansions, fixed assets of acquired companies and additional leasehold improvements resulting from the lease accounting adjustment discussed in the “Overview” section of MD&A, partially offset by depreciation during fiscal year 2005.

Goodwill increased $83.3 million during fiscal year 2005 mainly due to the acquisitions of CosmoProf and Nexxus.

Trade names increased $38.4 million to $136.4 million at September 30, 2005 primarily due to the acquisitions of CosmoProf and Nexxus and the finalization of the purchase price allocation related to the acquisition of West Coast Beauty Supply, partially offset by the effects of foreign exchange rates.

Other assets were $89.6 million at September 30, 2005, an increase of $8.9 million compared to last year. The increase was mainly due to intangible assets related to acquisitions.

Long-term debt increased $2.8 million in fiscal year 2005 mainly due to long-term debt assumed by the company as a result of an acquisition.

Income taxes payable and deferred income taxes increased $9.7 million to $54.4 million at September 30, 2005 mainly due to higher taxable earnings, partially offset by the deferred tax asset recognized on the non-cash charge related to the conversion to one class of common stock and tax benefits realized from the exercise of employee stock options.

Other liabilities were $77.4 million at September 30, 2005, an increase of $9.7 million compared to last year. The increase was primarily due to obligations related to the Nexxus acquisition, deferred compensation and deferred rent recorded as part of the lease accounting adjustment discussed in the “Overview” section of MD&A.

Additional paid-in capital increased $22.2 million to $346.8 million at September 30, 2005 primarily due to $14.5 million of additional paid-in capital associated with the conversion to a single class of common stock and additional paid-in capital from the exercise of employee stock options.

Accumulated other comprehensive loss – foreign currency translation decreased $3.0 million to $15.1 million from $18.1 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Canadian dollar, Australian dollar and Mexican peso.

Liquidity and Capital Resources

Three and Six Months Ended March 31, 2006 and 2005

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. No shares have been purchased under this authorization as of March 31, 2006. Purchases of the company’s common stock may be made through the open market and/or private transactions depending on various factors including market conditions, share price and other alternative uses of cash such as acquisitions.

As a result of the termination of the proposed spin/merge of Sally Holdings with Regis as discussed in the “Overview” section of MD&A, the company will not pay the $3 per share special dividend that the company had announced it intended to declare and pay if the transaction was completed. Also, in connection with the termination of the merger agreement, the company paid Regis a $50.0 million contract termination fee on April 10, 2006. This cash payment was funded using cash, cash equivalents and short-term investments on hand as of March 31, 2006.

The Board of Directors approved an increase to the company’s cash dividend on April 26, 2006, raising the quarterly dividend 13% to 13 cents per share or 52 cents annually. Based on shares outstanding as of March 31, 2006, the higher cash dividend will increase quarterly cash dividend payments by approximately $1.4 million. A quarterly cash dividend was paid on May 19, 2006 to shareholders of record on May 8, 2006.

Years Ended September 30, 2005, 2004 and 2003

The company’s primary source of cash over the past three years has been from funds provided by operating activities which provided cash of $209.4 million, $249.5 million and $224.8 million in fiscal years 2005, 2004 and 2003, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In August, 2004, the company amended its existing $300 million revolving credit facility and extended it for five years until August 31, 2009. The facility, which had no borrowings outstanding at March 31, 2006 or 2005 or September 30, 2005 or 2004, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has sufficient flexibility to incur additional borrowings as needed.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes).

The primary uses of cash during the three-year period ended September 30, 2005 were $317.2 million for acquisitions, $213.3 million for the redemption of the $200 million of 8.25% senior notes including the make-whole premium, $227.1 million for capital expenditures and $98.0 million for cash dividends.

Compared to 2002, cash dividends per share increased 89.4% over the three-year period ended September 30, 2005. Cash dividends paid on common stock were $.445 per share in 2005, $.37 per share in 2004 and $.27 per share in 2003.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2006, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. The company may also purchase shares of its common stock depending on market conditions.

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. This authorization increased the previous share repurchase program that had 2,052,450 remaining authorized shares. No shares have been purchased under the new program as of September 30, 2005. Purchases of the company’s common stock may be made through the open market and/or private transactions depending on various factors including market conditions, share price and other alternative uses of cash such as acquisitions. During fiscal year 2003, the company purchased $7.8 million of its common stock under previous programs authorized by its Board of Directors. No shares of common stock were purchased in fiscal years 2005 and 2004. During fiscal years 2005, 2004 and 2003, the company also acquired $2.6 million, $40.1 million and $2.9 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

The company’s primary contractual cash obligations are operating leases, long-term debt and purchase obligations. A major portion of the operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings.

The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates at September 30, 2005:

	Payments Due by Period
(In thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt, including capital lease and interest obligations (1)	$8,596	134,463	672	3,279	147,010
Operating leases (2)	103,540	152,468	78,312	55,353	389,673
Purchase obligations (3)	29,664	31,474	31,474	30,163	122,775
Other long-term obligations (4)	11,397	12,947	6,737	22,909	53,990

Total	$153,197	331,352	117,195	111,704	713,448

(1)	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. In the above amounts, the timing of the principal and interest payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.
(2)	In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets.
(3)	Purchase obligations include capital expenditures and other legally binding agreements entered into by the company to purchase goods or services that specify fixed or minimum quantities to be purchased or fixed, minimum or variable price provisions.
(4)	Other long-term obligations principally represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and deferred compensation arrangements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets. The above amounts do not include additional consideration of up to $55.0 million that may be paid over the next ten years based on a percentage of sales of Nexxus branded products in accordance with the Nexxus purchase agreement.

At September 30, 2005 and 2004, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9” to the consolidated financial statements and outstanding standby letters of credit related to various insurance programs which totaled $29.1 million and $23.9 million, respectively, at September 30, 2005 and 2004. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with the covenants and other requirements of its revolving credit agreement and 6.375% debentures. Additionally, the revolving credit agreement and the 6.375% debentures do not include credit rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs, price increases and the introduction of higher margin products within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. At September 30, 2005, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company’s primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company’s various currency exposures often offset each other providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g., inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. At September 30, 2005, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2005, the company had no variable rate long-term debt outstanding.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange fixed rate debt into variable rate or variable rate debt into fixed rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2005, the company had no interest rate swaps outstanding.

The company’s quantitative information on market risk at September 30, 2005 is as follows (in thousands):

Expected Maturities	Long-Term Fixed Rate Debt*
2006	$809
2007	658
2008	120,490
2009	273
Thereafter	2,663

Total**	$124,893

Fair value	$125,438

*	The company’s $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008. In the above amounts, the timing of the principal payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.
**	The average interest rate for total debt of $124.9 million was 6.36%. The company had no short-term borrowings outstanding at September 30, 2005.

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company’s policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company’s exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company’s broad customer base. Although Wal-Mart is a significant customer of the company’s Global Consumer Products segment, sales to Wal-Mart were less than 10% of the company’s consolidated net sales in fiscal year 2005. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standard

In December, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25. The Statement requires that the cost resulting from all share-based compensation arrangements, such as the company’s stock option and restricted stock plans, be recognized in the financial statements based on their fair value. The provisions of SFAS No. 123(R), as amended by the SEC on April 15, 2005, are effective for the company at the beginning of fiscal year 2006. SFAS No. 123(R) requires companies to adopt its provisions prospectively by recognizing compensation expense for the unvested portion of previously granted awards and all new awards granted after the adoption date over the respective vesting periods. SFAS No. 123(R) also allows companies the alternative to restate previously issued financial statements for all years beginning after December 15, 1994. The company adopted SFAS No. 123(R) prospectively effective October 1, 2005. The adoption of SFAS No. 123(R) will not affect the company’s net cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.

The company’s critical accounting policies relate to the calculation and treatment of sales incentives, allowance for doubtful accounts, valuation of inventories, income taxes and stock-based compensation.

Sales Incentives—Sales incentives primarily include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

Allowance for Doubtful Accounts—The allowance for doubtful accounts requires management to estimate future collections of trade accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer’s credit status.

Valuation of Inventories—When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect the company’s inventories and cost of products sold.

Income Taxes—The company records tax provisions in its consolidated financial statements based on an estimation of current income tax liabilities. The development of these provisions requires judgments about tax issues, potential outcomes and timing. If the company prevails in tax matters for which provisions have been established or is required to settle matters in excess of established provisions, the company’s effective tax rate for a particular period could be significantly affected.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the company’s deferred tax assets, net of the valuation allowance currently recorded. In the future, if the company determines that certain deferred tax assets will not be realizable, the related adjustments could significantly affect the company’s effective tax rate at that time.

Stock-Based Compensation—Effective October 1, 2005, the company adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). The company recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier.

The amount of stock option expense is determined based on the fair value of each stock option grant, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life, volatility, risk-free interest rate and dividend yield. The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding. The company estimates the expected life based on historical exercise trends. The company estimates expected volatility based on the historical volatility of the company’s common stock. The estimate of the risk-free interest rate is based on the U.S. Treasury bill rate for the expected life of the related stock options.

The dividend yield represents the company’s anticipated cash dividend over the expected life of the stock options. The amount of stock option expense recorded is significantly affected by these estimates. In addition, the company records stock option expense based on an estimate of the total number of stock options expected to vest, which requires the company to estimate future forfeitures. The company uses historical forfeiture experience as a basis for this estimate. Actual forfeitures differing from these estimates could significantly affect the timing of the recognition of stock option expense.

Reconciliation of Non-GAAP Financial Measures

Three and Six Months Ended March 31, 2006 and 2005

Reconciliations of non-GAAP financial measures to their most directly comparable financial measures under GAAP for the three and six months ended March 31, 2006 and 2005 are as follows (in thousands, except per share data):

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Net earnings, as reported	$56,851	49,078	108,954	98,496
Stock option expense, net of income taxes	2,044	—	6,496	—
Sally spin/merge transaction expenses, net of income taxes	978	—	3,525	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	1	2,332	2	4,796

Net earnings excluding non-core items	$59,874	51,410	118,977	103,292

Basic net earnings per share, as reported	$.62	.54	1.18	1.08
Stock option expense, net of income taxes	.02	—	.07	—
Sally spin/merge transaction expenses, net of income taxes	.01	—	.04	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.02	—	.05

Basic net earnings per share excluding non-core items	$.65	.56	1.29	1.13

Diluted net earnings per share, as reported	$.61	.53	1.17	1.06
Stock option expense, net of income taxes	.02	—	.07	—
Sally spin/merge transaction expenses, net of income taxes	.01	—	.04	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.02	—	.05

Diluted net earnings per share excluding non-core items	$.64	.55	1.28	1.11

A reconciliation of “organic sales growth,” a non-GAAP financial measure, to its most directly comparable financial measure under GAAP for the three and six months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Net sales growth, as reported	7.1%	7.9%	6.6%	9.3%
Effect of foreign exchange	1.0	(1.2)	1.0	(1.6)
Effect of acquisitions	(0.4)	(3.2)	(1.9)	(3.8)
Effect of divestiture	—	1.9	0.2	1.5

Organic sales growth*	7.7%	5.4%	5.9%	5.4%

*	Organic sales growth includes sales related to the retail launch of Nexxus.

Fiscal Years Ended September 30, 2005, 2004 and 2003

Reconciliations of “net earnings excluding non-core items,” “basic net earnings per share excluding non-core items” and “diluted net earnings per share excluding non-core items” to their most directly comparable financial measures under GAAP for the fiscal years ended September 30, 2005, 2004 and 2003 are as follows:

(In thousands, except per share data)	2005	2004	2003
Net earnings, as reported	$210,901	141,770	162,153
Non-cash charge related to conversion to one class of common stock, net of income taxes	9,429	55,641	—
Gain on the sale of Indola, net of income taxes	—	(5,745)	—
Charge related to redemption of senior notes, net of income taxes	—	8,183	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(4,402)	—

Net earnings excluding non-core items	$220,330	195,447	162,153

Basic net earnings per share, as reported	$2.31	1.57	1.85
Non-cash charge related to conversion to one class of common stock, net of income taxes	.10	.62	—
Gain on the sale of Indola, net of income taxes	—	(.06)	—
Charge related to redemption of senior notes, net of income taxes	—	.09	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(.05)	—

Basic net earnings per share excluding non-core items	$2.41	2.17	1.85

Diluted net earnings per share, as reported	$2.27	1.54	1.80
Non-cash charge related to conversion to one class of common stock, net of income taxes	.10	.61	—
Gain on the sale of Indola, net of income taxes	—	(.06)	—
Charge related to redemption of senior notes, net of income taxes	—	.09	—
Tax benefit from liquidation of certain Indola foreign legal entities	—	(.05)	—

Diluted net earnings per share excluding non-core items	$2.37	2.13	1.80

A reconciliation of “organic sales growth” to its most directly comparable financial measure under GAAP for the fiscal years ended September 30, 2005 and 2004 is as follows:

	2005	2004
Net sales growth, as reported	8.4%	12.7%
Impact of foreign exchange rates	(1.2)	(2.5)
Impact of acquisitions	(3.8)	(5.7)
Impact of divestiture	1.2	0.5

Organic sales growth	4.6%	5.0%

Management uses these non-GAAP financial measures to evaluate the performance of the company and believes the presentation of these amounts provides the reader with information necessary to analyze the company’s normal operations for the periods presented.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF NEW ALBERTO-CULVER

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, the issued and outstanding common stock of which will be 100% owned by Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis immediately following the conversion;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt financing to pay all or a substantial portion of the $25.00 per share special cash dividend to holders of record of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

See “The Transactions—Description of the Transactions” beginning on page [•].

The unaudited condensed pro forma consolidated balance sheet of New Alberto-Culver reflects the unaudited condensed consolidated historical balance sheet of Alberto-Culver as of March 31, 2006 as if the transactions had occurred on that date. The unaudited condensed pro forma consolidated statements of earnings of New Alberto-Culver reflect the operations of Alberto-Culver for the six months ended March 31, 2006 and the operations of Alberto-Culver for the year ended September 30, 2005 as if the transactions had occurred on October 1, 2004. Certain reclassifications have been made to the historical presentation of Alberto-Culver to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

The unaudited condensed pro forma consolidated financial statements of New Alberto-Culver presented below are derived from the historical consolidated financial statements of Alberto-Culver and adjusted to give effect to, among other things:

•	the contribution of Alberto-Culver to New Alberto-Culver;

•	the distribution of approximately 92,757,271 shares of New Alberto-Culver common stock in connection with the New Alberto-Culver share distribution;

•	the receipt of all of the cash of Sally Holdings other than the amount described under “The Separation Agreement—Covenants”; and

•	the removal of the operations of Sally Holdings.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of March 31, 2006.

Regardless of the exact legal order of the various transactions, items that impact New Sally are reflected in the unaudited condensed pro forma consolidated financial statements of New Sally and items that impact New Alberto-Culver are reflected in the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver.

The pro forma adjustments are based upon available information and assumptions that management of New Alberto-Culver believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated statements of earnings presented below do not reflect any one-time charges or changes in certain costs expected to result from the transactions. Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. The estimated pre-tax, one-time charges that have been excluded include $17.1 million related to the accelerated vesting of equity-based awards, $9.4 million of severance benefits for Mr. Bernick and $3.0 million of transaction expenses. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to changes in certain costs New Alberto-Culver expects to incur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Alberto-Culver’s consolidated financial position or results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Alberto-Culver’s future financial position and future results of operations. The consolidated financial statements of New Alberto-Culver will reflect the effects of the transactions only from the date of completion of the transactions.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Alberto-Culver

As of March 31, 2006

(In thousands, except share data)

	Historical Alberto- Culver	Historical Sally Holdings (1)	Sub-Total	Pro Forma Adjustments		Pro Forma New Alberto- Culver
Assets
Current Assets:
Cash and cash equivalents	$157,209	$(62,819)	$94,390	$8,488	(2)	$102,878
Short-term investments	64,575	—	64,575	—		64,575
Receivables, net	281,978	(59,672)	222,306	3,677	(3)	225,983
Inventories	740,261	(555,450)	184,811	4,824	(4)	189,635
Other current assets	48,442	(15,775)	32,667	—		32,667

Total current assets	1,292,465	(693,716)	598,749	16,989		615,738
Property and equipment, net	348,295	(145,671)	202,624	—		202,624
Goodwill	552,886	(353,774)	199,112	—		199,112
Trade names	136,358	(30,713)	105,645	—		105,645
Other assets	85,391	(22,781)	62,610	4,448	(5)	67,058

Total Assets	$2,415,395	$(1,246,655)	$1,168,740	$21,437		$1,190,177

Liabilities and Stockholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$876	$(420)	$456	—		$456
Accounts payable	281,341	(145,889)	135,452	—		135,452
Accrued expenses	241,297	(99,917)	141,380	9,383	(6)	150,763
Income taxes	17,347	—	17,347	(3,791	)(7)	13,556
Due from Sally Holdings	—	(704)	(704)	704	(8)	—

Total current liabilities	540,861	(246,930)	293,931	6,296		300,227
Long-term debt	122,099	(817)	121,282	—		121,282
Other liabilities	108,835	(31,247)	77,588	(18,774	)(9)	58,814
Total stockholders’ equity	1,643,600	(967,661)	675,939	33,915	(10)	709,854

Total Liabilities and Stockholders’ Equity	$2,415,395	$(1,246,655)	$1,168,740	$21,437		$1,190,177

Notes to Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Alberto-Culver as of March 31, 2006

(1)	Represents the removal of historical Sally Holdings from the historical financial statements of Alberto-Culver. Certain reclassifications have been made to the historical presentation of Sally Holdings to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

(2)	Represents the following pro forma adjustments that adjust New Alberto-Culver’s cash in accordance with the various transaction agreements (in thousands):

Estimated payment to New Sally to adjust its cash balance to the estimated amount that will remain with New Sally after the New Alberto-Culver share distribution in accordance with the terms of the separation agreement	$(18,580)
Estimated payment from New Sally under the cash dividend true-up provision in the investment agreement	30,068
Payment of portion of Alberto-Culver estimated transaction expenses in excess of the $20 million to be paid by New Sally under the terms of the investment agreement	(3,000)

$8,488

(3)	Represents the trade accounts receivable balance owed to New Alberto-Culver by Sally Holdings for inventory purchases. This balance was netted against the payable recorded by Sally Holdings on the historical consolidated balance sheet of Alberto-Culver.

(4)	Represents the reversal of an elimination of intercompany profit in inventory that was recorded on the historical Alberto-Culver consolidated financial statements.

(5)	Represents the reclassification of the net asset balance of pro forma deferred taxes to other assets from other liabilities.

(6)	Represents the accrual of severance benefits for Mr. Bernick under his termination agreement.

(7)	Represents the following pro forma adjustments that adjust New Alberto-Culver’s income tax payable (in thousands):

Income tax benefit related to the accrual of severance benefits for Mr. Bernick under the terms of his termination agreement	$(3,284)
Elimination of income taxes payable that become the responsibility of New Sally in accordance with the tax allocation agreement	(507)

$(3,791)

(8)	Represents the reclassification of New Alberto-Culver’s trade accounts receivable from Sally Holdings of $3.7 million and the elimination of the remaining net intercompany payable to Sally Holdings of $3.0 million which will be canceled upon completion of the transactions in accordance with the separation agreement.

(9)	Represents the following pro forma adjustments that adjust New Alberto-Culver’s deferred taxes (in thousands)

Reversal of previously recorded deferred taxes associated with a deferred gain that will be recognized by New Sally for federal and state income tax purposes as a result of the transactions	$(17,238)
Recognition of deferred taxes associated with the accelerated vesting of New Alberto-Culver stock options and restricted shares upon completion of the transactions	(5,984)
Reclassification of the net asset balance of pro forma deferred taxes from other liabilities to other assets	4,448

$(18,774)

(10)	Represents the following pro forma adjustments that adjust New Alberto-Culver’s stockholders’ equity in accordance with the various transaction agreements (in thousands):

Increase in New Alberto-Culver’s equity representing the amount of the adjustment to New Sally’s cash balance in excess of the amount of the receivable due from New Sally that will be canceled in accordance with the terms of the separation agreement	$2,138
Increase in New Alberto-Culver’s equity for the estimated payment from New Sally under the cash dividend true-up provision in the investment agreement	30,068
Impact on New Alberto-Culver’s equity of non-recurring items recorded upon completion of the transactions:
Payment of portion of Alberto-Culver estimated transaction expenses in excess of $20 million to be paid by New Sally	(3,000)
Reversal of historical elimination of intercompany profit in inventory	4,824
Accelerated vesting of New Alberto-Culver stock options and restricted shares	5,984
Accrual of severance benefits for Mr. Bernick	(6,099)

$33,915

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Alberto-Culver

for the Six Months Ended March 31, 2006

(In thousands, except per share data)

	Historical Alberto- Culver	Historical Sally Holdings(1)	Sub-Total	Pro Forma Adjustments		Pro Forma New Alberto- Culver
Net sales	$1,845,043	$(1,167,456)	$677,587	$14,500	(2)	$692,087
Cost of products sold	947,378	(630,629)	316,749	14,500	(2)	331,249

Gross profit	897,665	(536,827)	360,838	—		360,838
Selling, general and administrative expenses	723,047	(411,544)	311,503	5,598	(3)	317,101
Transaction expenses	5,658	(4,743)	915	—		915
Non-cash charge	2	—	2	(2	)(4)	—

Operating earnings	168,958	(120,540)	48,418	(5,596)		42,822
Interest expense, net of interest income	2,766	(492)	2,274	—		2,274

Earnings from continuing operations before provision for income taxes	166,192	(120,048)	46,144	(5,596)		40,548
Provision for income taxes	57,238	(46,203)	11,035	(1,958	)(5)	9,077

Net earnings from continuing operations	$108,954	$(73,845)	$35,109	$(3,638)		$31,471

Net earnings from continuing operations per share:
Basic	$1.18	NA	$0.38	NA		$0.34

Diluted	$1.17	NA	$0.38	NA		$0.33

Weighted average shares outstanding:
Basic	92,087	NA	92,087	209	(6)	92,296

Diluted	92,863	NA	92,863	1,868	(6)	94,731

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Alberto-Culver for the Six Months Ended March 31, 2006

(1)	Represents the removal of historical Sally Holdings from the historical financial statements of Alberto-Culver. Certain reclassifications have been made to the historical presentation of Sally Holdings to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

(2)	Represents a pro forma adjustment to add back intercompany sales by New Alberto-Culver to Sally Holdings that were eliminated in the historical Alberto-Culver financial statements.

(3)	Represents a pro forma adjustment to add back Alberto-Culver corporate expenses which were allocated to Sally Holdings in the historical financial statements. These corporate expenses will not be automatically eliminated as a result of the transactions.

(4)	Represents a pro forma adjustment to eliminate the non-cash charge related to Alberto-Culver’s conversion to one class of common stock. This non-cash charge relates directly to stock compensation expense associated with Alberto-Culver stock options held by employees of New Alberto-Culver that will automatically vest upon completion of the transactions. As a result of the vesting, all future non-cash charge amounts (that would have been amortized over the original vesting periods absent the closing of the transactions) would have been recorded on the closing date as a one-time charge.

(5)	Represents the income tax effect of the preceding pro forma adjustments using an estimated average statutory rate of 35%.

(6)	The pro forma adjustment for basic weighted average shares outstanding represents restricted shares that will automatically vest upon completion of the transactions. The pro forma adjustment for diluted weighted average shares outstanding represents the dilutive impact of outstanding Alberto-Culver stock options held by employees of New Alberto-Culver as of March 31, 2006 that are to be converted into New Alberto-Culver stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	92,296
Dilutive impact of New Alberto-Culver stock options	2,435

Diluted weighted average shares outstanding	94,731

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Alberto-Culver

for the Year Ended September 30, 2005

(In thousands, except per share data)

	Historical Alberto- Culver	Historical Sally Holdings(1)	Sub-Total	Pro Forma Adjustments		Pro Forma New Alberto- Culver
Net sales	$3,531,231	$(2,254,307)	$1,276,924	$29,381	(2)	$1,306,305
Cost of products sold	1,757,734	(1,140,658)	617,076	29,381	(2)	646,457

Gross profit	1,773,497	(1,113,649)	659,848	—		659,848
Selling, general and administrative expenses	1,426,788	(889,402)	537,386	10,332	(3)	547,718
Non-cash charge	14,507	(4,051)	10,456	(10,456	)(4)	—

Operating earnings	332,202	(220,196)	112,006	124		112,130
Interest expense, net of interest income	7,739	(2,966)	4,773	—		4,773

Earnings from continuing operations before provision for income taxes	324,463	(217,230)	107,233	124		107,357
Provision for income taxes	113,562	(83,813)	29,749	44	(5)	29,793

Net earnings from continuing operations	$210,901	$(133,417)	$77,484	$80		$77,564

Net earnings from continuing operations per share:
Basic	$2.31	NA	$0.85	NA		$0.85

Diluted	$2.27	NA	$0.83	NA		$0.82

Weighted average shares outstanding:
Basic	91,451	NA	91,451	177	(6)	91,628

Diluted	92,838	NA	92,838	1,548	(6)	94,386

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Alberto-Culver for the Year Ended September 30, 2005

(1)	Represents the removal of historical Sally Holdings from the historical financial statements of Alberto-Culver. Certain reclassifications have been made to the historical presentation of Sally Holdings to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

(2)	Represents a pro forma adjustment to add back intercompany sales by New Alberto-Culver to Sally Holdings that were eliminated in the historical Alberto-Culver financial statements.

(3)	Represents a pro forma adjustment to add back Alberto-Culver corporate expenses which were allocated to Sally Holdings in the historical financial statements. These corporate expenses will not be automatically eliminated as a result of the transactions.

(4)	Represents a pro forma adjustment to eliminate the non-cash charge related to Alberto-Culver’s conversion to one class of common stock. This non-cash charge relates directly to stock compensation expense associated with Alberto-Culver stock options held by employees of New Alberto-Culver that will automatically vest upon completion of the transactions. As a result of the vesting, all future non-cash charge amounts (that would have been amortized over the original vesting periods absent the closing of the transactions) would have been recorded on the closing date as a one-time charge.

(5)	Represents the income tax effect of the preceding pro forma adjustments using an estimated average statutory rate of 35%.

(6)	The pro forma adjustment for basic weighted average shares outstanding represents restricted shares that will automatically vest upon completion of the transactions. The pro forma adjustment for diluted weighted average shares outstanding represents the dilutive impact of outstanding Alberto-Culver stock options held by employees of New Alberto-Culver as of September 30, 2005 that are to be converted into New Alberto-Culver stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	91,628
Dilutive impact of New Alberto-Culver stock options	2,758

Diluted weighted average shares outstanding	94,386

MANAGEMENT OF NEW ALBERTO-CULVER

Directors and Executive Officers

New Alberto-Culver expects that its board of directors following the transactions will be comprised of [•] directors, at least a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange.

Set forth below is information concerning those persons that New Alberto-Culver expects to become its directors and executive officers as of the closing date. New Alberto-Culver expects that its board of directors will be divided into three classes as nearly equal in number as possible with each director serving for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see “Certain Anti-Takeover Effects of Provisions of New Alberto-Culver’s Certificate of Incorporation and By-Laws and of Delaware Law” beginning on page [•].

Name	Age	Position	Term as Director
Carol L. Bernick	54	Chairman of the Board of Directors	[	•]
V. James Marino	56	President, Chief Executive Officer and Director	[	•]
William J. Cernugel	63	Senior Vice President and Chief Financial Officer	[	•]
Gary P. Schmidt	55	Senior Vice President, General Counsel and Secretary	[	•]
John R. Berschied, Jr.	63	Group Vice President, Global Research and Development	[	•]
A.G. Atwater, Jr.	63	Director	[	•]
James G. Brocksmith, Jr.	65	Director	[	•]
Governor Jim Edgar	60	Director	[	•]
King Harris	63	Director	[	•]
Leonard H. Lavin	86	Director	[	•]
Robert H. Rock, D.B.A.	56	Director	[	•]
William W. Wirtz	76	Director	[	•]

Carol L. Bernick will be Chairman of the Board of Directors of New Alberto-Culver. Prior to the transactions, she served as Chairman of the Alberto-Culver board of directors since October 2004 and has served as the director of Alberto-Culver since 1984. She served as President of Alberto-Culver USA, Inc., a wholly-owned subsidiary of Alberto-Culver, from 1994 to October 2004; as Vice Chairman of Alberto-Culver from 1998 to October 2004; as President of Alberto-Culver Consumer Products Worldwide, a division of Alberto-Culver, from June 2002 to October 2004; as Assistant Secretary of Alberto-Culver from 1990 to October 2004; and as President of Alberto-Culver North America, formerly a division of Alberto-Culver, from 1998 to June 2002. Mrs. Bernick is the wife of Howard B. Bernick and the daughter of Leonard H. Lavin.

V. James Marino will be New Alberto-Culver’s President and Chief Executive Officer, as well as a director of New Alberto-Culver. Prior to the transactions, Mr. Marino served as the President of Alberto-Culver Consumer Products Worldwide since October 2004. From June 2002 to October 2004, Mr. Marino served as the President of Alberto Personal Care Worldwide, a division of Alberto-Culver. From 1999 to June 2002, he served as Group Vice President of Hair Care, Alberto-Culver North America.

William J. Cernugel will be New Alberto-Culver’s Senior Vice President and Chief Financial Officer. Prior to the transactions, Mr. Cernugel served for longer than the past five years as the Senior Vice President and Chief Financial Officer of Alberto-Culver.

Gary P. Schmidt will be New Alberto-Culver’s Senior Vice President, General Counsel and Secretary. Prior to the transactions, Mr. Schmidt served as the Senior Vice President, General Counsel and Secretary of Alberto-Culver, since January 2005. From January 2004 to January 2005, he served as the Senior Vice President, General Counsel and Assistant Secretary of Alberto-Culver. Prior to that, Mr. Schmidt served as the Vice President, General Counsel and Assistant Secretary of Alberto-Culver for longer than the past five years.

John R. Berschied, Jr., will be New Alberto-Culver’s Group Vice President, Global Research and Development. Prior to the transactions, Mr. Berschied served as the Group Vice President, Global Research and Development of Alberto-Culver for longer than the past five years.

A. G. Atwater, Jr., will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since 1995. In June 2002, Mr. Atwater retired as President and Chief Executive Officer of Amurol Confections, a specialty confections manufacturer and a wholly-owned associated company of the Wm. Wrigley Jr. Company, in which position he served for longer than the past five years.

James G. Brocksmith, Jr., will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since October 2002. Mr. Brocksmith has been an independent business consultant for longer than the past five years. From 1990 to 1996, Mr. Brocksmith was the Deputy Chairman and Chief Operating Officer for the U.S. Operations of KPMG Peat Marwick LLP, a predecessor of KPMG LLP. Mr. Brocksmith is also a director of AAR Corp., Nationwide Financial Services, Inc. and Sempra Energy.

Governor Jim Edgar will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since October 2002. He has served as a Distinguished Fellow at the University of Illinois’ Institute of Government and Public Affairs where he is a teacher and lecturer since 1999. Governor Edgar served as the Governor of Illinois from 1991 through 1999. Governor Edgar is also a director of Horizon Group Properties, Inc., Kemper Insurance Companies, Scudder Mutual Funds, John B. Sanfilippo & Son, Inc. and Youbet.com, Inc. Governor Edgar is a member of the Economic Club of Chicago and the Commercial Club. He is also a member of the Board of the Chicago Council on Foreign Relations.

King Harris will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since July 2002. Mr. Harris has served as the Chairman of Harris Holdings, Inc., a private investment firm for longer than the past five years. Mr. Harris is the Chairman of the Board of AptarGroup, Inc.

Leonard H. Lavin will be Chairman Emeritus and a director of New Alberto-Culver. Mr. Lavin is a founder of Alberto-Culver and was Chairman Emeritus of Alberto-Culver since October 2004. He has served as a director of Alberto-Culver since 1955 and served as Chairman of Alberto-Culver from 1955 to October 2004. Mr. Lavin is the father of Carol L. Bernick and the father-in-law of Howard B. Bernick.

Robert H. Rock, D.B.A., will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since 1995. Dr. Rock served as the President of MLR Holdings, LLC, an investment company with holdings in publishing and information businesses, for longer than the past five years. Dr. Rock has also served as Chairman of Metroweek Corporation, a publisher of weekly newspapers and specialty publications, for more than the past five years. Dr. Rock is also a director of Quaker Chemical Corporation, Advanta Corp. and Penn Mutual Life Insurance company.

William W. Wirtz will be a director of New Alberto-Culver. Prior to the transactions, he served as a director of Alberto-Culver since 1978. Mr. Wirtz has served as President and a director of Wirtz Corporation, a diversified operations and investment company, for longer than the past five years.

Annual Meeting

New Alberto-Culver’s amended and restated by-laws will provide that an annual meeting of stockholders will be held each year on a date specified by the New Alberto-Culver board of directors. New Alberto-Culver expects the first annual meeting of its stockholders following the transactions to be held in January 2008.

Committees of the Board of Directors

Pursuant to New Alberto-Culver’s amended and restated certificate of incorporation, the New Alberto-Culver board of directors will be permitted to establish committees from time to time as it deems appropriate.

Initially, to facilitate independent director review and to make the most effective use of the directors’ time and capabilities, it is expected that the New Alberto-Culver board of directors will establish the following committees:

•	audit committee;

•	executive committee

•	compensation and leadership development committee; and

•	nominating/governance committee.

The membership and function of each committee are described below.

Audit Committee

The New Alberto-Culver audit committee is expected to be composed of four or five members, including James G. Brocksmith, Jr., Chairman, A. G. Atwater, Jr. and King Harris, each of whom New Alberto-Culver expects will be considered independent under the independence requirements of the New York Stock Exchange and the Exchange Act, and financially literate as required by the New York Stock Exchange. New Alberto-Culver expects that the New Alberto-Culver board of directors will determine that Mr. Brocksmith qualifies as an audit committee financial expert, as such term is defined by the SEC. In addition, New Alberto-Culver expects that the New Alberto-Culver board of directors will determine that the simultaneous service by Mr. Brocksmith on the audit committee of more than three public companies does not impair his ability to effectively serve on the audit committee of the New Alberto-Culver board of directors.

The New Alberto-Culver audit committee will assist the New Alberto-Culver board of directors in fulfilling its oversight responsibilities for:

•	the integrity of New Alberto-Culver’s financial statements;

•	New Alberto-Culver’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of New Alberto-Culver’s internal audit function and independent auditors.

New Alberto-Culver expects that the New Alberto-Culver audit committee will establish a pre-approval policy to pre-approve all permissible audit and non-audit services provided by New Alberto-Culver’s independent auditors. New Alberto-Culver expects that on an annual basis, the New Alberto-Culver audit committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The pre-approval policy is also expected to require the pre-approval of any fees that are in excess of the amount budgeted by the audit committee. The pre-approved policy is expected to contain a provision delegating pre-approval authority to the chairman of the New Alberto-Culver audit committee in instances when pre-approval is needed prior to a scheduled audit committee meeting. The chairman of the New Alberto-Culver audit committee would be required to report on such pre-approvals at the next scheduled audit committee meeting.

The New Alberto-Culver audit committee will be governed by the New Alberto-Culver audit committee charter, which will be adopted by the New Alberto-Culver board of directors and will be available at New Alberto-Culver’s website at www.alberto.com.

Executive Committee

The New Alberto-Culver executive committee is expected to be composed of four or five members, including Carol L. Bernick, Chairman, V. James Marino and King Harris. The New Alberto-Culver executive committee is expected to have many of the powers of the New Alberto-Culver board of directors and is expected to be authorized to act when the New Alberto-Culver board of directors is not in session.

Compensation and Leadership Development Committee

The New Alberto-Culver compensation and leadership development committee is expected to be composed of four or five members, including Robert H. Rock, Chairman, A. G. Atwater, Jr., James G. Brocksmith, Jr. and Governor Jim Edgar, each of whom New Alberto-Culver expects will be considered independent under the independence requirements of the New York Stock Exchange. The function of the New Alberto-Culver compensation and leadership development committee will be to, among other things:

•	review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate the chief executive officer’s performance in light of those goals and objectives;

•	determine and approve the chief executive officer’s compensation level based on this evaluation;

•	approve compensation of other executive officers;

•	review and recommend to the New Alberto-Culver board of directors equity based incentive compensation plans in which executive officers will participate;

•	prepare the compensation and leadership development committee report on executive compensation, which will be required to be included in New Alberto-Culver’s annual proxy statements; and

•	assure management development and succession planning.

The New Alberto-Culver compensation and leadership committee will be governed by the New Alberto-Culver compensation and leadership development committee charter, which will be adopted by the New Alberto-Culver board of directors and will be available at New Alberto-Culver’s website at www.alberto.com.

Nominating/Governance Committee

The New Alberto-Culver nominating/governance committee is expected to be composed of four or five members, including Governor Jim Edgar, Chairman, King Harris and Robert H. Rock, each of whom New Alberto-Culver expects will be considered independent under the independence requirements of the New York Stock Exchange. The function of the New Alberto-Culver nominating/governance committee will be to, among other things:

•	identify and recommend to the New Alberto-Culver board of directors, individuals qualified to be directors of New Alberto-Culver, consistent with criteria approved by the New Alberto-Culver board of directors, for either appointment to the board or to stand for election at a meeting of stockholders;

•	develop and recommend to the New Alberto-Culver board of directors corporate governance guidelines for New Alberto-Culver; and

•	oversee the evaluation of the New Alberto-Culver board of directors and management.

The New Alberto-Culver nominating/governance committee will be governed by the New Alberto-Culver nominating/governance committee charter, which will be adopted by the New Alberto-Culver board of directors and will be available on New Alberto-Culver’s website at www.alberto.com.

Corporate Governance

Communications with the Board of Directors

After the transactions, any holder of New Alberto-Culver stock who desires to contact the New Alberto-Culver board of directors may do so by mailing any communications directly to the attention of the presiding director at New Alberto-Culver’s headquarters in Melrose Park, Illinois. The presiding director will determine what, if any, actions need be taken with respect to each communication including discussing such matters with only the non-management directors, a specific committee or the full board of directors. A new presiding director (i) will be appointed automatically at each meeting of the New Alberto-Culver board of directors in alphabetical order among all non-employee directors, and (ii) will act as chairman during such meeting during the time in which employee directors are not present, and will remain as the presiding director until the next meeting of the New Alberto-Culver board of directors.

Nomination of Directors

The New Alberto-Culver board of directors is responsible for nominating directors for election by the New Alberto-Culver stockholders and filling any vacancies on the New Alberto-Culver board of directors that may occur. The New Alberto-Culver nominating/governance committee will be responsible for identifying individuals the committee believes are qualified to become New Alberto-Culver board members. The New Alberto-Culver nominating/governance committee will consider recommendations for director nominees from a wide variety of sources, including other members of the board, management, stockholders, and, if deemed appropriate, from professional search firms. The nominating/governance committee will take into account the applicable requirements for directors under the Exchange Act and the listing standards of the New York Stock Exchange. In addition, the New Alberto-Culver nominating/governance committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including such candidate’s judgment, skill, integrity, and business and other experience.

Director Qualifications

In order to be recommended by the New Alberto-Culver nominating/governance committee, the candidate for director must, at a minimum, have integrity, be committed to act in the best interest of all of New Alberto-Culver’s stockholders, and be able and willing to devote the required amount of time to New Alberto-Culver’s affairs, including attendance at New Alberto-Culver board of director meetings. In addition, the candidate cannot jeopardize the independence of a majority of the New Alberto-Culver board of directors.

The candidate should preferably also have the following qualifications: business experience, demonstrated leadership skills, experience on other boards and skill sets which add to the value of New Alberto-Culver’s businesses.

Director Independence

New Alberto-Culver expects that, to assist the New Alberto-Culver board of directors in making the determination of whether a director is independent under the independence requirements of the New York Stock Exchange, the New Alberto-Culver board of directors will adopt the following categorical independence standards, which state a director will not be independent if:

•	The director is, or has been within the last three years, an employee of Alberto-Culver or New Alberto-Culver, or an immediate family member is, or has been within the last three years, an executive officer of Alberto-Culver or New Alberto-Culver.

•	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from Alberto-Culver or New Alberto-Culver, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•	The director:

•	or an immediate family member is a current partner of a firm that is New Alberto-Culver’s internal or external auditor;

•	is a current employee of such a firm;

•	has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or

•	or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Alberto-Culver or New Alberto-Culver’s audit within that time.

•	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of New Alberto-Culver’s present executive officers at the same time serves or served on that company’s compensation committee.

•	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payment to, or received payments from, Alberto-Culver or New Alberto-Culver for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2% of such other company’s consolidated gross revenues.

•	The director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that is indebted to Alberto-Culver or New Alberto-Culver, or to which Alberto-Culver or New Alberto-Culver is indebted, in an amount that exceeds the greater of $1.0 million or 2% of the total consolidated assets of either New Alberto-Culver or such other company is not independent until three years after falling below such threshold.

Code of Ethics, Code of Business Conduct and Ethics and Governance Guidelines

New Alberto-Culver expects that it will adopt a code of ethics that will apply to the Chief Executive Officer, Chief Financial Officer and Corporate Controller. Upon adoption, New Alberto-Culver will provide copies of such code of ethics to any person, without charge, upon written request to the Corporate Secretary.

New Alberto-Culver also expects that it will adopt (i) a Code of Business Conduct and Ethics that will apply to directors, officers and employees and (ii) Governance Guidelines. Copies of these documents will be available on New Alberto-Culver’s website at www.alberto.com and will be available in print to any person, without charge, upon written request to the Corporate Secretary.

Compensation of Directors

Cash Compensation

New Alberto-Culver expects that each non-employee director will receive the following cash compensation for service on the New Alberto-Culver board of directors and committees of the New Alberto-Culver board of directors:

•	an annual retainer of $[•];

•	$[•] for each meeting of the New Alberto-Culver board of directors and each meeting of the New Alberto-Culver audit committee, compensation and leadership development committee and nominating/governance committee attended; and

•	$[•] for each such committee conference call meeting attended.

Additionally, New Alberto-Culver expects that the chairman of each of the New Alberto-Culver audit committee, compensation and leadership development committee and nominating/governance committee will receive an additional annual retainer of $[•].

Employee directors will receive no additional compensation for serving on the New Alberto-Culver board of directors or its committees.

Equity Compensation

New Alberto-Culver expects that each non-employee director will participate in the 2006 Stock Option Plan For Non-Employee Directors (the “2006 Director Plan”), which it intends to adopt prior to completion of the transactions. Under the 2006 Director Plan, New Alberto-Culver expects that each non-employee director will receive an automatic grant of a non-qualified option (i) upon his initial election to the New Alberto-Culver board of directors (other than those directors who have previously served as directors of Alberto-Culver) of options to purchase [•] shares of New Alberto-Culver common stock (“Initial Grant”) and (ii) as of the day of each regularly scheduled annual meeting of the stockholders of New Alberto-Culver of options to purchase [•] shares of New Alberto-Culver common stock (“Subsequent Grant”). The exercise price of options granted under the 2006 Director Plan will be the fair market value of a share of New Alberto-Culver common stock on the date options are granted. Options will be granted for a ten-year term and become exercisable in four equal annual installments commencing one year after the date of grant. If the director leaves the New Alberto-Culver board of directors for any reason other than death, disability, retirement or a change-in-control, the option will terminate upon such termination. If the director dies, the options will terminate one year following his death, but may only be exercised to the extent such option could be exercised on the date of death. If the director resigns due to retirement or disability, the options will terminate one year following such event, but may only be exercised to the extent such options could be exercised as of the last day of the month of such resignation. No director who has received an Initial Grant shall be entitled to receive a Subsequent Grant in the same fiscal year.

Deferred Compensation

New Alberto-Culver also expects that non-employee directors will also be able to participate in the Deferred Compensation Plan for Non-Employee Directors, which we refer to as the “DCP,” New Alberto-Culver expects to adopt prior to completion of the transactions. Under the DCP, each non-employee director will be permitted to elect to defer his annual retainer and meeting fees, which fees we refer to as “Director Fees,” receive shares of New Alberto-Culver common stock on a quarterly basis equal to the Director Fees payable during such period or receive cash payable under the regular payment system. With respect to deferrals, non-employee directors will be able to defer their Director Fees in unfunded company accounts which are equivalent to a company common stock fund or other investment funds.

In addition, non-employee directors can request that New Alberto-Culver give up to $[•] each year to a charity of their choice.

Employment Agreement

On December 6, 2004, Alberto-Culver, which will be a subsidiary of New Alberto-Culver following completion of the transactions, entered into an employment agreement with Mr. Lavin, which agreement was amended on April 27, 2005 (as amended, the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Lavin is paid an annual salary of one dollar. As an employee, Mr. Lavin is entitled to elect health, dental, life and short-term disability insurance, has an office and secretary and will be paid for his outstanding fiscal year 2004 SVIP units at the time such payouts, if any, are made. He will have access to the corporate airplane during times that it is not being used for business and will not be required to reimburse Alberto-Culver for such use. Mr. Lavin is entitled to receive a full-time security person at no expense and will be reimbursed for all approved, reasonable business expenses. In addition, Alberto-Culver and Mr. Lavin agreed to cancel his severance agreement dated December 4, 1996, as amended. Furthermore, Mr. Lavin received a lump sum payment on December 8, 2004 of $4.0 million, less applicable withholding taxes, under his key executive deferred compensation agreement dated January 30, 1987. This lump sum payment was fully accrued by Alberto-Culver in prior years. The Employment Agreement was effective as of October 1, 2004 and expires five years thereafter, unless renewed by the mutual agreement of the parties. In fiscal 2005, Mr. Lavin’s personal use of Alberto-Culver’s airplane totaled $148,813, calculated based on the incremental cost to Alberto-Culver of such use. The applicable Standard Industry Fare Level value of those flights was added to Mr. Lavin’s earnings for income tax purposes.

Between October 1, 2004 and November 15, 2005, Bernice E. Lavin, formerly a director and Vice Chairman and a founder of Alberto-Culver and the wife of Mr. Lavin, received $731,225, less applicable withholding taxes, under her key executive deferred compensation agreement dated January 30, 1987. In addition, in October 2004, she received a payment of $500,000 under the SVIP. Under her key executive deferred compensation agreement, she was entitled to receive, as a final lump sum payment, the amount of $1,131,269, less applicable withholding taxes, upon reaching her 80th birthday in November 2005. This balance, net of applicable withholding taxes which Alberto-Culver paid on November 30, 2005, is currently being paid to Mrs. Lavin in the amount of $25,667 semi-monthly.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW ALBERTO-CULVER

Historical Compensation of Executive Officers

The following table contains compensation information for the person to be named New Alberto-Culver’s Chief Executive Officer and four other most highly compensated persons who New Alberto-Culver currently believes will be named executive officers of New Alberto-Culver upon completion of the transactions. The determination of the four most highly compensated persons was based on employment with Alberto-Culver for the year ended September 30, 2005. New Alberto-Culver will refer to these executive officers as the “New Alberto-Culver named executive officers.” All of the information included in this table reflects compensation earned by the New Alberto-Culver named executive officers for services rendered to Alberto-Culver and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock” and “stock options” mean shares of Alberto-Culver common stock and options to purchase Alberto-Culver common stock, respectively. Amounts shown are for individuals in their last position with Alberto-Culver and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of New Alberto-Culver.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts(4)
	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation(1) ($)	Restricted Stock Awards ($)	Securities Underlying Options(2) (#)	LTIP Payouts(3) ($)
Carol L. Bernick Chairman	2005 2004 2003	650,000 1,000,000 962,500	657,000 1,256,000 1,116,000	147,240 123,779 110,777	0 0 0	79,000 90,000 105,000	0 640,000 960,000	354,919 374,807 22,500	(4)

V. James Marino President and Chief Executive Officer	2005 2004 2003	475,000 357,750 340,000	650,000 550,000 425,000	0 0 0	0 0 0	43,000 33,000 37,500	0 140,000 150,000	184,901 134,971 20,553	(5)

John Berschied, Jr. Group Vice President, Global Research and Development	2005 2004 2003	325,000 322,750 312,500	325,000 258,000 231,000	0 0 0	0 0 0	15,000 17,250 19,500	0 110,000 165,500	63,150 90,081 24,015	(6)

William J. Cernugel Senior Vice President and Chief Financial Officer	2005 2004 2003	386,250 371,250 352,500	274,000 407,000 347,000	0 0 0	0 0 0	22,500 24,750 28,500	0 180,000 255,000	141,941 123,443 25,315	(7)

Gary P. Schmidt Senior Vice President, General Counsel and Secretary	2005 2004 2003	309,000 293,750 269,000	246,000 340,000 272,000	0 0 0	0 0 0	19,300 21,000 24,000	0 140,000 210,000	108,361 87,904 20,209	(8)

(1)	In 2005, 2004 and 2003, the amount includes $132,240, $117,356 and $106,277, respectively, for the personal use of Alberto-Culver’s airplane.
(2)	The number of securities underlying the options granted has been adjusted to reflect the 50% stock dividend paid on February 20, 2004.
(3)

Represents long-term incentive plan payments under the Alberto-Culver 1994 Shareholder Value Incentive Plan, which we refer to as the “Alberto-Culver SVIP.” For the three-year performance period ended September 30, 2005, the total stockholder return on Alberto-Culver’s common stock, which we refer to as the “Alberto-Culver’s TSR,” was 37.01% placing it in the 31.7th percentile of the Standard & Poor’s 500

Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2004, Alberto-Culver’s TSR was 104.07%, placing it in the 87th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $2,000 under the Alberto-Culver SVIP. For the three-year performance period ended September 30, 2003, Alberto-Culver’s TSR was 136.95%, placing it in the 97th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $3,000 under the Alberto-Culver SVIP.

(4)	The amount includes $4,140 of imputed income from life insurance; an Alberto-Culver contribution to the Alberto-Culver Profit Sharing Plan of $14,816; and $5,219 of matching contributions to the Alberto-Culver 401(k) Savings Plan. In addition, the amount includes $330,744 pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(5)	The amount includes $5,521 of imputed income from life insurance; an Alberto-Culver contribution to the Alberto-Culver Profit Sharing Plan of $14,816; $5,219 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $159,345 pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(6)	The amount includes $6,439 of imputed income from life insurance; an Alberto-Culver contribution to the Alberto-Culver Profit Sharing Plan of $14,816; $5,219 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $36,676 pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(7)	The amount includes $7,649 of imputed income from life insurance; an Alberto-Culver contribution to the Alberto-Culver Profit Sharing Plan of $14,816; $5,219 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $114,257 pursuant to the Alberto-Culver Executive Deferred Compensation Plan.
(8)	The amount includes $2,132 of imputed income from life insurance; an Alberto-Culver contribution to the Alberto-Culver Profit Sharing Plan of $14,816; $5,219 of matching contributions to the Alberto-Culver 401(k) Savings Plan; and $86,194 pursuant to the Alberto-Culver Executive Deferred Compensation Plan.

Stock Option Grants

The following table contains information relating to the Alberto-Culver stock option grants made during the fiscal year ended September 30, 2005 to the New Alberto-Culver named executive officers. The options are subject to the terms of the Alberto-Culver Employee Stock Option Plan of 2003. In connection with the transaction, New Alberto-Culver intends to adopt the Alberto-Culver Employee Stock Option Plan of 2006 and options to purchase Alberto-Culver common stock that are outstanding immediately prior to the holding company merger will be converted into fully exercisable options to purchase New Sally common stock and such options that are held by the New Alberto-Culver employees, including the New Alberto-Culver named executive officers, will be converted into options to purchase New Alberto-Culver common stock and will be adjusted in connection with the transactions.

OPTION GRANTS IN FISCAL YEAR 2005

	Individual Grants
Name	Number of Securities Underlying Options Granted(1) (#)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%($)	10%($)
Carol L. Bernick	79,000	5.3%	$42.46	10/26/2014	$2,109,526	$5,345,954
V. James Marino	43,000	2.9%	$43.83	9/30/2014	$1,185,271	$3,003,710
John Berschied, Jr.	15,000	1.0%	$43.83	9/30/2014	$413,467	$1,047,806
William J. Cernugel	22,500	1.5%	$43.83	9/30/2014	$620,200	$1,571,709
Gary P. Schmidt	19,300	1.3%	$43.83	9/30/2014	$531,994	$1,348,177

(1)

All of these options were granted on October 1, 2004, except for Carol Bernick, whose options were granted on October 27, 2004. Options are non-qualified and granted under the Alberto-Culver Employee Stock Option Plan of 2003, which we refer to as the “2003 ACSOP.” All options have a maximum term of ten years from the date of grant and an exercise price per share equal to the fair market value of a share of common stock on the date of grant. Generally, options become exercisable on a cumulative basis in four equal annual increments, commencing one year after the date of grant. The Alberto-Culver compensation and leadership development committee may accelerate the exercisability of any options subject to such terms and conditions as it deems necessary and appropriate. If a participant retires, all options (a) vested at the time of retirement may be exercised for a period of two years following retirement and (b) unvested at the time of retirement may be exercised as they become vested under the regular vesting schedule for a period of five years from the date of grant, but in each case not after their stated expiration date. Retirement will be reached when a participant’s employment terminates and at the time of such termination the sum of the participant’s age and years of service with the company equals or exceeds 75 years. In the event of a change in control, as defined in the 2003 ACSOP and summarized below under “—Employment Contracts, Termination of Employment and Change in Control Arrangements,” all outstanding options will immediately become fully vested. In certain circumstances, outstanding stock option awards may become options to purchase shares of the acquiring corporation, and in certain other circumstances, outstanding stock option awards may be cancelled in exchange for a cash payment.

(2)	The percentages were calculated by taking the number of options granted to the New Alberto-Culver named executive officer and dividing that number by the total number of options granted to all employees of Alberto-Culver.
(3)	The dollar amounts in these columns assume that the market price per share of common stock appreciates in value from the date of grant to the expiration date of the option at the annualized rates indicated. These rates are set by the SEC and are not intended to forecast possible future appreciation, if any, of the price of common stock.

Stock Option Exercises

The following table contains information relating to the exercise of options to purchase Alberto-Culver common stock by the New Alberto-Culver named executive officers during the fiscal year ended September 30, 2005, as well as the number and value of their unexercised, in-the-money options to purchase Alberto-Culver common stock as of September 30, 2005.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (1) ($) Exercisable/ Unexercisable
Carol L. Bernick	0	$0	225,000/150,250	$3,484,630/638,861
V. James Marino	13,125	$462,354	62,875/58,125	$542,112/193,893
John Berschied, Jr.	21,000	$587,561	78,000/24,750	$1,478,139/97,896
William J. Cernugel	19,500	$469,981	49,125/36,375	$501,405/142,205
Gary P. Schmidt	56,750	$1,686,112	23,950/30,975	$267,499/120,286

(1)	Based on the respective average of the high and low trading price of Alberto-Culver common stock ($44.40 per share) on September 30, 2005, the last trading day of the fiscal year.

Long-Term Incentive Awards

The following table contains information relating to the grant of performance units under the Alberto-Culver SVIP during the fiscal year ended September 30, 2005 to the New Alberto-Culver named executive officers.

LONG-TERM INCENTIVE PLAN

AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights (#) (1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold ($)	Target ($)	Maximum ($)
Carol L. Bernick	325	3 years	$81,250	$325,000	$650,000
V. James Marino	200	3 years	$50,000	$200,000	$400,000
John Berschied, Jr.	65	3 years	$16,250	$65,000	$130,000
William J. Cernugel	115	3 years	$28,750	$115,000	$230,000
Gary P. Schmidt	90	3 years	$22,500	$90,000	$180,000

(1)	Awards under the Alberto-Culver SVIP are made in the form of performance units, each unit having a payout value of $250 if the threshold performance level is attained, $1,000 if the target performance level is attained and $2,000 if the maximum performance level is attained. Units will have no value if the threshold performance level is not attained. In the event of a change in control, payouts of awards may be reduced (but not below zero) under certain circumstances, so as not to constitute “excess parachute payments” within the meaning of the Internal Revenue Code.

Performance units were granted at the beginning of fiscal year 2005 for the three-year performance period ending September 30, 2007. At the time the performance units were granted, the Alberto-Culver compensation and leadership development committee established objectives for such three-year performance period based on the percentile ranking of the total stockholder return of the Alberto-Culver common stock among the total stockholder returns of the companies comprising the Standard & Poor’s 500 Index. Participants may elect to receive cash or all or a portion of their award, less applicable withholding taxes, in common stock. Participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take at least 50% of their award, less applicable withholding taxes, in common stock. For grants made after April 28, 2005, participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take 100% of their award, less applicable withholding taxes, in common stock. In the event of a change in control, as defined in the Alberto-Culver SVIP and summarized below under “–Employment Contracts, Termination of Employment and Change in Control Arrangements,” all or a pro-rata portion of the outstanding performance units, based on the number of fiscal years of each performance period that have elapsed and the total Alberto-Culver stockholder return for the Alberto-Culver common stock as of the date of the change in control compared to the total stockholder return of the companies comprising the index chosen for each such performance period by the Alberto-Culver compensation and leadership development committee from among those indexes specified in the Alberto-Culver SVIP (“Applicable Index”) as of the end of the last quarter for which such information is available, will become payable in cash within 30 days following such change in control, subject to any reduction of such payment pursuant to the preceding paragraph. If at least six full calendar months of any fiscal year have elapsed, the entire fiscal year shall be deemed to have elapsed.

No payout will be made if Alberto-Culver’s total stockholder return compared to the total stockholder return of companies comprising the Applicable Index would rank it at less than the 40th percentile. The Alberto-Culver compensation and leadership development committee may reduce or eliminate any award otherwise payable if Alberto-Culver’s total stockholder return for the applicable performance period is negative.

Employment Contracts, Termination of Employment and Change in Control Arrangements

New Alberto-Culver’s named executive officers are parties to severance agreements with Alberto-Culver which provide payments and benefits if such officer’s employment terminates under the circumstances set forth in their severance agreement within two years after a change in control, as defined in the agreement and summarized below. The severance agreement for each named executive officer provides for a payment in the amount which, when added to any other payments subject to the limitation set forth in section 280G of the Internal Revenue Code, is 2.99 or 2.49 times such officer’s “base amount” as such term is defined in section 280G(b)(3) of the Internal Revenue Code. Such payment will be in lieu of any other amount of severance relating to salary or bonus continuation to be received by such officer upon termination of employment under any other severance plan or arrangement. The severance agreements provide for continuation of such officer’s health, life, disability and similar insurance benefits for up to a three-year period. These agreements also provide for payment to the named executive officer of accrued salary and vacation pay, and of all amounts which he or she would otherwise be eligible to receive under other incentive plans applicable to the fiscal year in which the termination occurs. The amounts payable to such an officer under each severance agreement may be reduced so as to not exceed the limitation on tax deductibility of such payments set forth in Section 280G of the Internal Revenue Code. These agreements were amended in connection with the execution of the investment agreement. See “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

All outstanding options granted to named executive officers under the 2003 ACSOP and Alberto-Culver Employee Stock Option Plan of 1988, which collectively we refer to as the “Alberto-Culver employee option plans,” will immediately become fully vested upon the occurrence of a change in control, as defined in those option plans and summarized below. In certain circumstances, outstanding stock option awards may become options to purchase shares of the acquiring corporation and in certain other circumstances, outstanding stock option awards may be canceled in exchange for a cash payment. In addition, the payment of awards under the Management Incentive Plan, which we refer to as the “Alberto-Culver MIP,” and the Alberto-Culver SVIP will be accelerated, and all or a pro-rata portion of each such award will become payable as provided in such plans, upon the occurrence of a change in control, as defined in such plans and summarized below. Under certain circumstances, awards paid pursuant to grants made under the Alberto-Culver SVIP may be reduced.

The definition of a change in control is the same for the Alberto-Culver employee option plans, Alberto-Culver SVIP, Alberto-Culver MIP, Alberto-Culver option plans for non-employee directors, Alberto-Culver restricted stock plan and, except as provided in the third bullet point of the following paragraph, the severance agreements.

Generally, a change in control is defined as the occurrence of any of the following:

•	the acquisition by any individual, entity or group of both 20% or more of the combined voting power of the outstanding voting securities of Alberto-Culver and combined voting power in excess of the combined voting power held by the Exempt Persons, as defined below;

•	the cessation of the individuals who comprise the Incumbent Board, as defined below, to constitute a majority of the board of directors of Alberto-Culver;

•	except as provided in the next sentence, the consummation (but in the case of the severance agreements, upon approval by stockholders) of any merger, reorganization, consolidation or sale or other disposition (other than a tax-free spin-off of a subsidiary or other business unit of Alberto-Culver) of all or substantially all of the assets of Alberto-Culver, which collectively we refer to as a “Fundamental Change”; or

•	the approval by the stockholders of Alberto-Culver of the complete liquidation or dissolution of Alberto-Culver.

A Fundamental Change will not be a change in control if:

•	immediately after such Fundamental Change more than 60% of the combined voting power of the then outstanding voting securities of the resulting corporation or Alberto-Culver, as the case may be, is then owned by all or substantially all of the individuals and entities who were the owners of the combined voting power of the outstanding voting securities of Alberto-Culver immediately prior to such Fundamental Change; and

•	a majority of the members of the board of directors of the resulting or acquiring corporation, as the case may be, were members of the Incumbent Board at the time of the execution of the initial agreement or action of the board of directors of Alberto-Culver providing for such Fundamental Change.

A change in control will not be deemed to occur through the acquisition of voting securities of Alberto-Culver if they were acquired:

•	by an Exempt Person, an employee benefit plan or trust sponsored or maintained by Alberto-Culver or any corporation controlled by Alberto-Culver; or

•	through an exercise, conversion or exchange privilege acquired directly from Alberto-Culver.

In addition, a change in control will not be deemed to occur if such change in control resulted from Alberto-Culver acquiring its own voting securities. Exempt Persons are defined as:

•	Mr. and Mrs. Lavin, their descendants and spouses of their descendants; and

•	any estate of any such individuals or any trust or similar arrangement or charitable organization established by or for the benefit of any such individuals.

Incumbent Board is defined as those individuals who comprised the Alberto-Culver board of directors as of October 24, 2002 and any individual who becomes a director subsequent to such date whose election or nomination was approved by either a majority of the Incumbent Board or at least a majority of the combined voting power held by the Exempt Persons.

Key Executive Deferred Compensation Agreements

Alberto-Culver is party to key executive deferred compensation agreements with Mrs. Bernick and Mr. Cernugel, which agreements provide that upon retiring on or after reaching retirement age, Mrs. Bernick and Mr. Cernugel will be entitled to receive the amount of compensation as set forth in his or her key executive deferred compensation agreement payable in equal monthly installments. These agreements are expected to remain in full force and effect following the transactions. On January 13, 2005, these agreements were amended so that the retirement age will be reached when the sum of such executive officer’s years of service as an employee of Alberto-Culver and such executive officer’s age equals or exceeds 75. Under this revised definition of retirement, Mrs. Bernick and Mr. Cernugel have reached their retirement age. Upon retirement, Mrs. Bernick and Mr. Cernugel will be entitled to receive $200,000 and $75,000 per year, respectively, over a 15-year period. In the event the executive dies after reaching his retirement age but before termination of employment with Alberto-Culver, the individual(s) designated by such executive will be entitled to 100% of the deceased executive’s deferred benefit.

Such payments will be conditioned upon each executive rendering such reasonable business consulting and advisory services to Alberto-Culver or any subsidiary as the chief executive officer deems desirable. The executive will not be obligated to provide more than eight hours of consulting and advisory services a month without additional compensation. If the executive commits an act of disloyalty, as defined in the key executive deferred compensation agreements, to Alberto-Culver or any of its subsidiaries, the executive shall have no right to receive any payments under these agreements. The obligations of Alberto-Culver under these agreements are unfunded and unsecured promises to pay. Alberto-Culver has purchased insurance policies in the name of Alberto-Culver covering the life of each officer who has a key executive deferred compensation agreement.

Executive Deferred Compensation Plan

The New Alberto-Culver named executive officers are expected to also be able to continue their participation in the Executive Deferred Compensation Plan, which we refer to as “EDCP,” following the completion of the transactions. Eligible employees will be permitted to elect to defer all or a portion of their salary and commissions, less amounts withheld therefrom. Such compensation will be permitted to be deferred for any period of time, but not less than three years, and can be paid out to the employee in a lump sum payment or annually over any period not to exceed ten years. The New Alberto-Culver compensation and leadership development committee will determine the rate of interest earned on money deferred under the plan, and may change that rate as it deems appropriate. Such rate is currently 5% per annum. Under certain circumstances, employees who are unable to receive the maximum company matching contribution they would have otherwise received, which we refer to as the “Maximum Match,” under the New Alberto-Culver 401(k) Savings Plans because of limitations under the Internal Revenue Code, will be credited in this plan with an amount equal to the difference between the Maximum Match and the amount of the matching contribution such employee actually received in such 401(k) plan. The obligations of New Alberto-Culver under the EDCP will be unfunded and unsecured promises to pay.

In addition, the EDCP permits the deferral of bonuses, in addition to salary and commissions, less amounts withheld therefrom. In addition, as provided in the following sentence, Alberto-Culver will credit the EDCP for compensation, including bonuses, that cannot be taken into account under the Internal Revenue Code, because such compensation exceeds the limit established under Section 401(a)(17) of the Internal Revenue Code, which we refer to as the “Non-Qualified Compensation.”. For those employees who receive Non-Qualified Compensation, such employees will be credited in the EDCP with an amount equal to the matching contributions and employer contributions such employee would have received under the applicable 401(k) Plan and Employee Profit Sharing Plan, respectively, had such Non-Qualified Compensation been taken into account, over the amounts actually contributed by New Alberto-Culver in those plans. In addition, each named executive officer may receive an additional annual credit equal to the amount of the credit received in the preceding sentence. These additional credits, which commenced in 2004, will be made each year for every three full years of employment with the company as of December 31, 2003, for up to a maximum of five credits.

Stock Option Plan

New Alberto-Culver expects to adopt, prior to completion of the transactions, a stock option plan, the Alberto-Culver Employee Stock Option Plan of 2006, pursuant to which the New Alberto-Culver compensation and leadership development committee will be permitted to grant non-qualified options to purchase shares of New Alberto-Culver common stock to eligible key employees of New Alberto-Culver and its subsidiaries whose services materially contribute to the management, operation and development of New Alberto-Culver’s business. Some of the more significant terms are expected to be as follows. The New Alberto-Culver compensation and leadership development committee will determine the price at which shares of New Alberto-Culver common stock may be purchased under the stock option plan, but such amount will not be less than the fair market value of a share of New Alberto-Culver common stock at the time the option is granted. After the date of grant, the New Alberto-Culver compensation and leadership development committee generally would not be authorized to reduce the exercise price of any option granted under the stock option plan (except in the case of adjustments in certain circumstances), without the approval of its stockholders.

Options will be granted for a term of ten years (or such shorter period as the New Alberto-Culver compensation and leadership development committee determines) and generally will become exercisable with respect to 25% of the optioned shares one year after the date of grant and with respect to an additional 25% at the end of each of the three years thereafter, although the New Alberto-Culver compensation and leadership development committee may provide at the date of grant for another time or times of exercise, accelerate the exercisability of any option subject to any terms and conditions that it deems necessary and appropriate, or extend the term of any option previously granted (but not beyond ten years from the date of grant).

Shares subject to options which terminate, are surrendered or expire unexercised, in whole or in part, may be subsequently used to grant additional options. In addition, any shares withheld to pay, in whole or in part, the minimum amount required to be withheld from taxable compensation under applicable tax laws related to option exercises may be subsequently used to grant additional options.

Options may be exercised (subject to receipt of payment) by giving written notice to the Secretary of New Alberto-Culver, specifying the number of shares to be purchased. The full purchase price for such shares may be paid either in cash, by check, by delivery of shares of common stock or by a combination of these methods. In addition, when an optionee is required to pay to New Alberto-Culver the minimum amount required to be withheld under applicable tax laws in connection with the exercise of an option, the optionee may satisfy this obligation in cash, by check, by delivery of shares of common stock, by making an election to have New Alberto-Culver withhold shares of common stock or by a combination thereof, having a value equal to the amount required to be withheld. Common stock delivered or withheld will be valued at its fair market value on the date of exercise.

If a participant’s employment is terminated for any reason other than death, retirement, disability or a change in control, the participant’s options would terminate upon his or her termination of employment. If a participant dies, the executors or administrators of his or her estate would have the right for one year following his or her death (but not after the expiration of the option’s term) to exercise the option, but only to the extent the participant could have done so prior to his or her death. If a participant’s employment terminates due to retirement, all options (a) vested at the time of retirement may be exercised for a period of two years following retirement and (b) unvested at the time of retirement may be exercised as they become vested under the regular vesting schedule for a period of five years from the date of grant, but in each case not after their stated expiration date. Retirement shall be reached when a participant’s employment terminates and at the time of such termination the sum of the participant’s age and years of service with New Alberto-Culver equals or exceeds 75 years. If a participant’s employment terminates due to disability, the option would terminate one year after his or her termination of employment (but not after the expiration of the option) and may be exercised only to the extent that the participant could have exercised it at the date of his or her termination of employment. The vesting of all outstanding stock option awards would be accelerated upon the occurrence of a change in control. In certain circumstances, outstanding stock option awards may become options to purchase shares of the acquiring corporation, and in certain other circumstances, outstanding stock option awards may be canceled in exchange for a cash payment.

Restricted Stock Plan

New Alberto-Culver expects to adopt, prior to completion of the transactions, a restricted stock plan pursuant to which the New Alberto-Culver compensation and leadership development committee will be permitted to grant restricted stock awards to key employees of New Alberto-Culver and its subsidiaries who perform services which have a direct impact on the performance of New Alberto-Culver. Some of the more significant terms are described below. The New Alberto-Culver compensation and leadership development committee will administer the restricted stock plan and designate the key employees to receive restricted stock awards, the time or times, and the size and terms of each individual grant of restricted stock under the plan.

Restricted stock granted under the plan will vest on a cumulative basis in equal annual increments of one-fourth of the shares granted commencing two years after the date of grant and ending five years after the date of grant. The New Alberto-Culver compensation and leadership development committee would be authorized to (i) accelerate the vesting of any shares of restricted stock as the committee deems necessary or desirable to effectuate the purpose of the plan or (ii) specifically provide at the date of grant for a vesting schedule other than as described above.

If, at any time, shares of common stock issued pursuant to the restricted stock plan are forfeited to New Alberto-Culver in connection with the restrictions imposed on such shares, such forfeited shares will become available for issuance under the restricted stock plan for further grants at any time prior to its termination. In addition, any shares withheld to pay, in whole or in part, the minimum amount required to be withheld from taxable compensation under applicable tax laws shall become available under the restricted stock plan for further grants at any time prior to its termination.

In the event a participant’s employment terminates for any reason other than death, retirement, disability or a change in control, any shares of restricted stock which have not vested or are still subject to other forfeiture conditions will be automatically forfeited to New Alberto-Culver. In the event a participant’s employment terminates due to retirement, any forfeiture condition on all shares of restricted stock granted to such participant would be waived and all such restricted stock would immediately vest. Retirement shall be reached when a participant’s employment terminates and at the time of such termination, the sum of the participant’s age and years of service with New Alberto-Culver equals or exceeds 75 years. In the event a participant’s employment terminates due to death or disability, the New Alberto compensation and leadership development committee would be authorized to waive any forfeiture conditions on any shares of restricted stock granted to such participant, including any uncompleted portion of the time restriction. In the event of the occurrence of a change in control, all outstanding shares of restricted stock would immediately become fully vested.

A participant granted restricted stock under the plan would have full voting and, unless otherwise determined by the New Alberto-Culver compensation and leadership development committee, dividend rights with respect to such shares of restricted stock. Any stock dividends will be subject to the same restrictions on transferability as the shares of restricted stock.

RELATED PARTY TRANSACTIONS OF NEW ALBERTO-CULVER

A son of Mrs. Bernick and Mr. Bernick is a former employee of Alberto-Culver and received cash compensation during fiscal year 2005 in the amount of $68,459 and a grant of stock options to purchase 800 shares of Alberto-Culver common stock. As an employee, he also received benefits that are available generally to employees and which provide for the same allocation of benefits between management and non-management participants.

In addition, Alberto-Culver agreed to reimburse the Lavin family stockholders for up to $100,000 of specified expenses and fees incurred by the Lavin family stockholders in connection with the transactions. Alberto-Culver made a similar agreement with the Lavin family stockholders with respect to the terminated transaction with Regis, pursuant to which Alberto-Culver paid $587,123 of fees and expenses incurred by the Lavin family stockholders in connection with the terminated transaction with Regis.

In addition, Alberto-Culver agreed to reimburse Mr. Bernick for up to $25,000 of legal fees and expenses incurred in connection with the negotiation and execution of his termination agreement. Alberto-Culver made a similar agreement with Mr. Bernick with respect to the terminated transaction with Regis, pursuant to which Alberto-Culver paid $70,789 of fees and expenses of Mr. Bernick.

OWNERSHIP OF COMMON STOCK OF NEW ALBERTO-CULVER

The following table sets forth the anticipated beneficial ownership of New Alberto-Culver common stock immediately following the transactions by each of New Alberto-Culver’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Alberto-Culver’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to New Alberto-Culver concerning ownership of Alberto-Culver common stock on November 11, 2005 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is New Aristotle Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, (708) 450-3000. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The number of shares of Alberto-Culver common stock covered by options subject to conversion will not equal the number of shares of New Alberto-Culver common stock covered by options to be issued to each individual upon completion of the transactions. Pursuant to the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into an option to purchase New Sally common stock. Each such option will then, in the case of current or former Alberto-Culver Group employees, Mr. Renzulli or a member of the Alberto-Culver board of directors (other than non-employee directors who will serve as independent directors of New Sally after the distributions), be converted into an option to purchase New Alberto-Culver common stock. The number of shares of New Alberto-Culver common stock subject to such option and the per share exercise price of such option will be fixed in a way that maintains the intrinsic value of the related New Sally option and does not increase the ratio of the per share exercise price of the related New Sally option to the value of one share of Alberto-Culver common stock on the last business day occurring before the date on which Alberto-Culver common stock begins to trade “ex-distribution.” For the number of shares of restricted stock held by executive officers and which will become fully vested in connection with the consummation of the transaction see “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

Name	Shares to be Owned(1)		Alberto-Culver Options Beneficially Owned Subject to Conversion(1)		Percent of Class(2)
Carol L. Bernick	4,725,905	(3)	455,250	(12)	[	•]
V. James Marino	37,343	(4)	171,000		[	•]
William J. Cernugel	78,602	(5)	108,500		[	•]
Gary P. Schmidt	25,963	(6)	74,925		[	•]
John R. Berschied, Jr.	10,543	(7)	117,750		[	•]
A.G. Atwater, Jr.	15,756		18,750		[	•]
James G. Brocksmith	—		22,500		[	•]
Governor Jim Edgar	—		22,500		[	•]
King Harris	7,500		26,250		[	•]
Leonard H. Lavin	7,771,211	(8)	—		[	•]
Robert H. Rock, D.B.A.	3,022	(9)	18,750		[	•]
William W. Wirtz	898,312	(10)	15,938		[	•]
Nueberger Berman, LLC	6,650,154	(11)	—		[	•]
All directors and executive officers as a group ([•] persons)	[	•]	[	•](13)	[	•]

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.
(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.
(3)

Includes 1,357,331 shares held as trustee of a trust for the benefit of Mrs. Bernick’s sister; 609,859 shares held as co-trustee of a trust for the benefit of herself and her children; 2,131,978 shares held as trustee or co-trustee of trusts for the benefit of Mrs. Bernick; 320,040 shares held as trustee of trusts for the benefit of certain of Mrs. Bernick’s relatives; 150,300 shares held as cotrustee of a trust for the benefit of Mrs. Bernick for which she shares voting and investment power with Bernice E. Lavin; 4,386 shares held as general partner of a partnership, in her capacity as trustee of a trust for her benefit, for which she shares voting power with Mr. Lavin and Mrs. Lavin, 12,911 shares held as a participant in the Alberto-Culver Company Employees’ Profit Sharing Plan (the “Profit Sharing Plan”) and 139,100 shares held by the Bernick Family Foundation of which Mrs. Bernick is a director and the President. Does not include 5,758,144 shares held as limited partner of a partnership and 1,000,000 shares held in trusts, in each case her capacity as co-trustee of trusts with Mr. Lavin and Mrs. Lavin for the benefit of Mr. and Mrs. Lavin; and 1,013,067 shares owned by the Lavin Family Foundation of which Mrs. Bernick is a director and an officer. In addition, does not include shares reported as owned by Mr. Lavin. Does not include 637,811 shares owned by Mr. Bernick. Of the shares reported as beneficially owned by Mrs. Bernick,[•] shares are subject to the Support Agreement.

(4)	Includes 900 shares held jointly with Mr. Marino’s wife.
(5)	Includes 23,504 shares held as a participant in the Profit Sharing Plan.
(6)	Includes 2,767 shares held as a participant in the Profit Sharing Plan, 9,795 shares held as a participant in the Alberto-Culver 401(k) Savings Plan and 11,294 shares held jointly with Mr. Schmidt’s wife.
(7)	Includes 1,043 shares held as a participant in the Profit Sharing Plan and 2,669 shares held as a participant in the Alberto-Culver 401(k) Savings Plan.
(8)	Includes 1,013,067 shares owned by the Lavin Family Foundation of which Mr. Lavin is a director and the president and shares voting and investment power with Mrs. Lavin and Mrs. Bernick; 5,758,144 shares held as limited partner of a partnership, in his capacity as co-trustee of trusts with Mrs. Lavin and Mrs. Bernick for the benefit of Mr. Lavin and Mrs. Lavin, for which Mr. Lavin shares voting power with Mrs. Lavin and Mrs. Bernick and has no investment power; 500,000 shares held as cotrustee of a trust with Mrs. Lavin and Mrs. Bernick for the benefit of Mrs. Lavin for which Mr. Lavin shares voting and investment power with Mrs. Lavin and Mrs. Bernick; 500,000 shares held as co-trustee of a trust with Mrs. Lavin and Mrs. Bernick for the benefit of Mr. Lavin for which Mr. Lavin shares voting and investment power with Mrs. Lavin and Mrs. Bernick. Does not include 4,386 shares held as limited partner of a partnership, in his capacity as co-trustee of a trust for his benefit. In addition, does not include shares reported as owned by Mrs. Bernick. Of the shares reported as beneficially owned by Mr. Lavin, [•] shares are subject to the Support Agreement.
(9)	Includes 1,050 shares held jointly with Mr. Rock’s wife.
(10)	Includes 873,000 shares owned by Wirtz Corporation, of which Mr. Wirtz is President and a director.
(11)	This information is based on a Form 13F filed by Neuberger Berman, LLC (“NB”) and reflects NB’s holdings as of September 30, 2005. NB’s address is 605 Third Avenue, New York, NY 10158-0180.
(12)	Does not include 1,047,500 shares subject to employee stock options held by Mr. Bernick.
(13)	Includes [•] shares subject to stock options which will ultimately be converted into options to purchase New Alberto-Culver common stock; [•] shares held as participants in the Profit Sharing Plan; and [•] shares held as participants in the Alberto-Culver 401(k) Savings Plan. Such persons have shared voting power as to [•] shares and shared investment power as to [•] shares.

DESCRIPTION OF NEW ALBERTO-CULVER CAPITAL STOCK

Overview

The following is a description of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the New Alberto-Culver share distribution. The following descriptions of New Alberto-Culver capital stock and provisions of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Alberto-Culver’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Alberto-Culver’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the New Alberto-Culver share distribution.

Authorized Capital Stock

Immediately following the New Alberto-Culver share distribution, New Alberto-Culver’s authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Based on approximately [•] shares of Alberto-Culver common stock that New Alberto-Culver expects to be outstanding on the closing date, approximately [•] shares of New Alberto-Culver common stock will be outstanding immediately following the New Alberto-Culver share distribution. All of the shares of New Alberto-Culver common stock distributed in the New Alberto-Culver share distribution will be validly issued, fully paid and non-assessable.

Common Stock

Holders of New Alberto-Culver common stock will be entitled to one vote for each share held on all matters submitted to a vote of New Alberto-Culver stockholders. Accordingly, holders of a majority of the shares of New Alberto-Culver common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of New Alberto-Culver common stock will not be entitled to cumulative voting rights.

Holders of New Alberto-Culver common stock will be entitled to receive any dividends that may be declared by the New Alberto-Culver board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of liquidation, dissolution or winding up, holders of New Alberto-Culver common stock will be entitled to receive proportionately any of the assets remaining after the payment of liabilities and subject to the prior rights of any outstanding New Alberto-Culver preferred stock.

The holders of New Alberto-Culver common stock will have no preemptive rights. The rights, preferences and privileges of holders of New Alberto-Culver common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding New Alberto-Culver preferred stock.

New Alberto-Culver intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “ACV.”

Computershare will serve as the transfer agent and registrar for New Alberto-Culver’s common stock.

Preferred Stock

The New Alberto-Culver amended and restated certificate of incorporation will provide that the New Alberto-Culver board of directors has the authority, without further vote or action by the New Alberto-Culver stockholders, to issue up to 50,000,000 shares of New Alberto-Culver preferred stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series.

The issuance of shares of New Alberto-Culver preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Effects of Provisions of New Alberto-Culver’s Certificate of Incorporation and By-Laws and of Delaware Law.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of New Alberto-Culver common stock.

Immediately following the New Alberto-Culver share distribution, no shares of New Alberto-Culver preferred stock will be outstanding and New Alberto-Culver has no present plans to issue any shares of its preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF NEW ALBERTO-CULVER’S CERTIFICATE OF INCORPORATION AND BY-LAWS AND OF DELAWARE LAW

A number of provisions in the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws and under the DGCL may make it more difficult to acquire control of New Alberto-Culver. These provisions may have the effect of discouraging a future takeover attempt not approved by the New Alberto-Culver board of directors but which individual New Alberto-Culver stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, New Alberto-Culver stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the New Alberto-Culver board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Alberto-Culver;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that the New Alberto-Culver board of directors will have sufficient time to act in what the New Alberto-Culver board of directors believes to be in the best interests of New Alberto-Culver and stockholders; and

•	encourage persons seeking to acquire control of New Alberto-Culver to consult first with the New Alberto-Culver board of directors to negotiate the terms of any proposed business combination or offer.

New Alberto-Culver believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire it and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement in their terms.

Certificate of Incorporation and By-Laws

The following is a description of the New Alberto-Culver amended and restated certificate of incorporation and amended and restated by-laws, which will become effective prior to the New Alberto-Culver share distribution. The following descriptions of New Alberto-Culver capital stock and provisions of the amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex G and Annex H, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Alberto-Culver’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Alberto-Culver’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the New Alberto-Culver share distribution.

Unissued Shares of Capital Stock

Common Stock. Based on approximately [•] shares of Alberto-Culver common stock that New Alberto-Culver expects to be outstanding on the closing date, approximately [•] shares of New Alberto-Culver common stock will be outstanding immediately following the New Alberto-Culver share distribution. The remaining shares of authorized and unissued common stock will be available for future issuance without additional New Alberto-Culver stockholder approval, subject to the rules of the New York Stock Exchange. While the additional New Alberto-Culver shares are not designed to deter or prevent a change of control, under some circumstances the additional shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the board of directors in opposing a hostile takeover bid.

Classified board of directors

New Alberto-Culver’s amended and restated certificate of incorporation will provide that the New Alberto-Culver board of directors will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a one-year term, Class II will initially be elected for a two-year term and Class III will initially be elected for a three-year term. At each succeeding annual meeting of stockholders beginning in 2008, successors to the class of directors will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of New Alberto-Culver because the staggered terms, together with the removal and vacancy provisions of the New Alberto-Culver amended and restated certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of the New Alberto-Culver board of directors.

Number of Directors; Filling Vacancies; Removal

The New Alberto-Culver amended and restated certificate of incorporation will provide that the number of directors will be set by a resolution of the New Alberto-Culver board of directors. A director may only be removed from office for cause by the affirmative vote of holders of a majority of shares of common stock entitled to vote at an election of directors. Additionally, the New Alberto-Culver amended and restated certificate of incorporation will provide that only the New Alberto-Culver board of directors will be authorized to fill any vacancies resulting in the New Alberto-Culver board of directors. As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of the New Alberto-Culver board of directors.

No Stockholder Action by Written Consent; Special Meetings

The New Alberto-Culver amended and restated certificate of incorporation will provide that any action required or permitted to be taken by New Alberto-Culver stockholders must be effected at a vote by such stockholders. Further New Alberto-Culver’s certificate of incorporation and by-laws will provide that special meetings may be called only by an officer of New Alberto-Culver at the request of New Alberto-Culver’s board of directors pursuant to a resolution adopted by the board of directors or by New Alberto-Culver’s chairman of the board of directors, chief executive officer or president. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by an officer at the request of the New Alberto-Culver board of directors or one of the other persons named above.

Advance Notice of Stockholder Nominations and Stockholder Proposals

The New Alberto-Culver amended and restated by-laws will have advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual or special meeting will be limited to (i) business brought before such meeting by or at the direction of the New Alberto-Culver board of directors or (ii) by any stockholder that has complied with the procedures set-forth in the by-laws.

Under New Alberto-Culver’s by-laws, for business to be properly brought before an annual or special meeting by a stockholder, the business must be a proper subject for action by stockholders and the stockholder must give written notice to the Secretary:

•

in the case of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided, however, that (i) in the case of the first annual meeting following the date that the New Sally distributes the common stock of New Alberto-Culver to holders of New Sally common stock (other than the New Sally Class A common stock) or (ii) in the event that the annual meeting is called for a date that is not within 30 days prior to or after that anniversary date, notice by the stockholder must be received by the Secretary not later than the close of business on the 15th day following the earlier of the day on which such notice of the date of the annual meeting was mailed or the day of public disclosure of the date of the annual meeting was made;

•	in the case of a special meeting of stockholders, not later than the close of business on the 15th day following the earlier of the day on which notice of the meeting was first mailed to stockholders or the day of public disclosure of the date of the special meeting was made; or

•	in the case of proposals required to be included in New Alberto-Culver’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, in accordance with that rule.

Except for proposals required to be included in New Alberto-Culver’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, the notice of a stockholder proposal must contain specified information, including, without limitation:

•	a description of the business to be brought before the meeting, the reasons for conducting such business at the meeting and the complete text of any resolutions to be presented at the meeting;

•	the name and address of the stockholder, as it appears in New Alberto-Culver’s books;

•	a representation that the stockholder is a holder of New Alberto-Culver’s voting stock and the class or series and number of shares of stock beneficially owned by the stockholder; and

•	any material interest of the stockholder in such business.

In the case of nomination for election as a director, in addition to the foregoing, the stockholder’s notice must contain:

•	the name, age, business and residence addresses of the nominee;

•	principal occupation or employment of the nominee;

•	the class or series and number of shares of stock owned beneficially or of record by the nominee;

•	a description of all arrangements or understandings between the stockholder and the nominee pursuant to which the nomination is to be made by the stockholder;

•	written consent of each nominee to serve as director if so elected; and

•	such other information relating to the nominee that would be required to be included in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act.

If the chairman of the meeting determines that the stockholder nomination or proposal was not properly brought before the meeting in accordance with the provisions of the amended and restated certificate of incorporation or amended and restated by-laws, as the case may be, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as the case may be.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation to elect its own slate of directors or approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to New Alberto-Culver and its stockholders.

Preferred Stock

New Alberto-Culver’s amended and restated certificate of incorporation will authorize its board of directors, without the approval of the stockholders, to provide for the issuance of all or any shares of preferred stock in one or more classes or series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of such class or series of preferred stock, which may be greater than those of the common stock. The issuance of shares of the preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of New Alberto-Culver common stock.

Amendment of the Certificate of Incorporation and By-Laws

Under Delaware law, the stockholders of a corporation have the right to adopt, amend or repeal the by-laws. New Alberto-Culver’s amended and restated certificate of incorporation will provide that its board of directors may also adopt, amend or repeal the amended and restated by-laws.

Under Delaware law, unless the certificate of incorporation otherwise requires a higher vote, with the approval of the board of directors, the affirmative vote of the holders of a majority of the voting power of all shares of capital stock entitled to vote on the amendment will be required to amend a certificate of incorporation. Under New Alberto-Culver’s amended and restated certificate of incorporation, the amendment or repeal of the provisions governing the classified board and no stockholder action without a meeting will require the affirmative vote of two-thirds of the voting power of all shares of capital stock entitled to be cast in the election of directors voting as one class.

Section 203 of the DGCL

Section 203 of the DGCL provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 may encourage persons interested in acquiring New Alberto-Culver to negotiate in advance with the New Alberto-Culver board of directors, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF NEW ALBERTO-CULVER’S DIRECTORS AND OFFICERS

Limitation of Liability of Directors

New Alberto-Culver’s amended and restated certificate of incorporation will provide that directors will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

New Alberto-Culver’s amended and restated by-laws will provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of New Alberto-Culver or is or was serving at the request of New Alberto-Culver as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving at the request of New Alberto-Culver, as a director, officer, employee or agent, shall be indemnified and held harmless by New Alberto-Culver to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that, with respect to proceedings to enforce rights to indemnification, New Alberto-Culver shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the New Alberto-Culver board of directors, subject to certain exceptions. The New Alberto-Culver amended and restated by-laws will also provide that any person entitled to such indemnification shall have the right to be paid by New Alberto-Culver expenses incurred in defending such proceeding in advance of its final disposition.

DESCRIPTION OF NEW SALLY

Overview

Sally Holdings is a leading international distributor of professional beauty supplies. Through its Sally Beauty Supply and Beauty Systems Group business units, Sally Holdings operated 3,129 stores and supplied 161 franchised stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland, as of March 31, 2006. Sally Holdings also employed approximately 1,200 professional distributor sales consultants who sell directly to salons across North America. For the year ended September 30, 2005, Sally Holdings’ net sales and operating earnings were $2,254.3 million and $192.6 million, respectively.

Sally Beauty Supply operated 2,465 professional beauty supply stores as of March 31, 2006, approximately 88% of which were domestic and which averaged 1,700 square feet. Sally Beauty Supply’s stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, from leading brands such as Clairol, L’Oreal, Conair and Revlon. Merchandise is sold in cash and credit card transactions, through stores primarily located in strip shopping centers. For the year ended September 30, 2005, Sally Beauty Supply’s net sales and segment operating profit were $1,358.9 million and $168.7 million, respectively, representing 60.3% and 75.2% of consolidated net sales and segment operating profit, respectively.

Beauty Systems Group or “BSG” sells professional beauty products to salon owners, salon professionals, franchisees and subdistributors. Most products are only sold in designated distribution territories, in many cases on an exclusive basis, in 43 states and portions of Canada and Mexico. BSG operated 664 stores and supplied 161 franchised stores, as of March 31, 2006, that sell exclusively to salons and salon professionals. In addition, BSG employed a sales force of approximately 1,200 professional distributor sales consultants as of March 31, 2006, who focus on servicing salons and salon professionals across North America. BSG’s product offerings include brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Rusk, TIGI and Fusion Energy of Beauty, which are intended to be available to consumers exclusively through salons and salon professionals. For the year ended September 30, 2005, BSG’s net sales and segment operating profit were $895.4 million and $55.6 million, respectively, representing 39.7% and 24.8% of consolidated net sales and segment operating profit, respectively.

Company History

Sally Beauty Supply began as one store in New Orleans in 1964. In 1969, Alberto-Culver purchased what had grown to become an 11-store operation. For the next decade, the business model was further refined and an aggressive rollout concept began in the early 1970’s. Through a series of acquisitions and new store openings over the subsequent three decades, Sally Beauty Supply now owns and operates 2,181 stores in the United States and 2,465 stores worldwide. Select key milestones and developments, by fiscal year, include:

•	1987—Acquired Ogee, a large beauty supply company in the U.K.

•	1993—Expanded operations into Puerto Rico

•	1995—Entered the Japanese market through a joint venture

•	1996—Entered the German market with a small acquisition

•	2001—Net sales passed the $1 billion mark

•	2002—Entered Mexico with a small acquisition

•	2004—Expanded into Canada

Beauty Systems Group began with the acquisition of Victory Beauty Systems in 1985. Victory Beauty Systems was comprised of store operations and a full service sales force selling directly to salons and salon professionals. The store operations were merged into the Sally Beauty Supply organization and the full service sales force was retained as a separate operating unit. After learning the business over the next decade, Beauty Systems Group began a campaign of aggressive expansion through acquisitions in 1996. Key acquisitions, by fiscal year, included:

•	1996—Acquired the net assets of R.M. Barnum Beauty Supply in Ohio

•	1997—Acquired the net assets of F.H. Loeffler in the Northeast U.S.

•	1998—Entered Canada with the acquisitions of Beauticians’ and Jaguar/Pink Panther

•	2002—Entered into franchise operations with the acquisition of Armstrong-McCall in the Southern and Southwest U.S.

•	2004—Expanded into the Western U.S. with the acquisition of West Coast Beauty Supply Co. (“West Coast”)

•	2005—Entered the Los Angeles and Hawaii markets and further expanded in the Western U.S. with the acquisition of Innovations—Successful Salon Services and its “CosmoProf” store operations.

New Sally’s Industry

Sally Holdings operates within the large and growing U.S. professional beauty supply industry. Potential growth in the industry is expected to be driven by increases in hair color, hair loss prevention and hair styling products. New Sally believes the following key industry trends and characteristics will influence its business going forward:

•	High frequency of traffic. Hair salon professionals continue to rely on just-in-time inventory due to the nature of many products and a lack of warehouse and shelf space at the salons. These factors increase demand for convenient beauty supply distributors and drive the frequency of traffic in distributors’ stores. Furthermore, many professional stylists are individual operators who rent booth space from salons, which we refer to as “booth renters,” and are responsible for purchasing their own supplies. New Sally expects that booth renters will represent a growing percentage of the salon industry, and given their smaller individual purchases and relative lack of financial resources, this segment is likely to be dependent on frequent trips to suppliers who operate stores, like BSG and Sally Beauty Supply.

•	Favorable demographic and consumer trends support industry growth. Potential growth is expected to be driven by increased usage of hair color and hair loss prevention products by aging baby-boomers as well as by increased demand for hair styling products due to ongoing changes in women’s hair style trends.

•	Continuing consolidation. There is continuing consolidation at the manufacturing, retail and salon levels. New Sally believes that suppliers are increasingly likely to focus on distributors and retailers with the scale and retail footprint to address the entire market. New Sally believes it is well-positioned to capitalize on this trend as well as participate in the ongoing consolidation.

•	High level of customer fragmentation. The U.S. hair salon market is highly fragmented with over 230,000 hair salons in the U.S.

•

High level of competition. Sally Beauty Supply competes with other domestic and international beauty product wholesale and retail outlets, including local and regional cash-and-carry beauty supply stores, professional-only beauty supply stores, salons, mass merchandisers, drug stores and supermarkets, as well as sellers on the Internet and salons retailing hair care items. Beauty Systems Group competes with other domestic and international beauty product wholesale and retail suppliers and manufacturers selling professional beauty products directly to salons and individual salon professionals. The primary competitive factors in the beauty products distribution industry are the price at which Sally Holdings purchases products from manufacturers and the retail price, quality, perceived value, consumer brand name recognition, packaging and mix of the products Sally Holdings sells, customer service, the efficiency of Sally Holdings’ distribution network and the availability of desirable store locations.

Competitive conditions may limit New Sally’s ability to maintain prices or require it to reduce prices to retain business or market share. Some of New Sally’s competitors are larger and have greater resources than New Sally does and may therefore be able to spend more aggressively on advertising and promotional activities and respond more effectively to changing business and economic conditions.

Growth Strategy

Historically, Sally Holdings has operated as part of Alberto-Culver, which also operates a global consumer products business. Following the separation from Alberto-Culver, New Sally expects to become a more tightly focused professional beauty supply company. As an independent publicly-traded company, New Sally believes it will be better positioned to compete in the professional beauty supply industry and to invest in and grow its business. New Sally believes there are significant opportunities to increase its sales and profitability through the further implementation of its operating strategy and by growing its store base in existing and contiguous markets both organically and through strategic acquisitions. Specific elements of its growth strategy include the following:

Increase productivity of stores. New Sally intends to grow comparable store sales by focusing on improved merchandising and product mix, the introduction of new products and increased marketing expenditures. New Sally also plans to expand its customer loyalty program, which will allow it to collect point-of-sale customer data and increase its understanding of its customers’ needs. The Sally Beauty Club is a loyalty program for customers who are not salon professionals. Beauty Club members, after paying a small annual fee to join, receive a special, discounted price on every non-sale item. Members are also eligible for a special Beauty Club e-mail newsletter that contains extra savings, beauty tips, new product information and occasional free samples.

Open new stores and test new concepts. In fiscal year 2005, Sally Holdings opened 62 and 37 net new stores for Sally Beauty Supply and BSG, respectively. New Sally intends to continue expanding both Sally Beauty Supply and BSG into existing and new markets, domestic and international. Sally Holdings is also currently considering new concepts, including the offering of nail care services at selected Sally Beauty Supply stores, to attract new customers and to showcase the full range of its products. In the U.K., Sally Beauty Supply is also testing a format that offers salon services along with exclusive salon-only product lines under the service mark “Shear Beauty.”

Pursuing strategic acquisitions. Sally Holdings has completed more than 25 acquisitions over the last 10 years almost all of which have been for BSG. These include two significant acquisitions for BSG in the last two fiscal years: one consisting of several commonly-owned full-service distributors of professional beauty products doing business under various brand names, including CosmoProf; and the second being the acquisition of substantially all of the assets of West Coast, which extended BSG’s service territory to the western U.S. New Sally believes its acquisition experience and scalable infrastructure form a strong platform for future growth through acquisitions and New Sally plans to continue to pursue acquisition opportunities within the highly fragmented professional beauty supply industry. Given the already broad geographic presence of Sally Beauty Supply stores in the United States, New Sally anticipates that future acquisitions in the United States will be largely focused on BSG. During at least the first two years following completion of the transactions, New Sally will likely be required to continue to pay for acquisitions in cash due to restrictions on its ability to issue equity under the U.S. federal income tax laws applicable to spin-offs, except in limited circumstances.

Continue to grow its BSG professional distributor sales consultant base. New Sally believes that BSG’s salesforce of approximately 1,200 professional distributor sales consultants is the largest network that focuses on servicing salons and salon professionals in the United States. New Sally intends to grow BSG’s network to further penetrate and better service the highly fragmented professional salon industry.

Significant margin enhancement opportunities. Since the year ended September 30, 2001, Sally Holdings’ consolidated gross profit margin has increased by more than 290 basis points. The principal contributors to this increase were improved product mix, reduced store inventory shrinkage and leveraging of Sally Holdings’ cost structure. New Sally believes there are further opportunities to expand its margins by increasing its exclusive brand penetration, low-cost country outsourcing and consolidation of distribution centers.

New Sally’s Business Segments

Sally Beauty Supply

Sally Beauty Supply generates net sales primarily from its network of Sally Beauty Supply cash-and-carry stores. There were 2,465 Sally Beauty Supply stores in the United States, Puerto Rico, Canada, Mexico, the United Kingdom, Ireland, Germany and Japan, as of March 31, 2006. In the United States, Sally Beauty Supply operated 2,181 stores located principally in strip mall shopping centers, with an average store size of 1,700 square feet, as of March 31, 2006.

Sally Beauty Supply stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items to retail customers, salons and other beauty professionals. In addition to sales of private- label products, Sally Beauty Supply also sells products of manufacturers such as Clairol, Revlon, Conair and L’Oreal. Sally Beauty Supply’s product sales are highly differentiated, with its top ten items by net sales accounting for approximately 4% of its net sales for the year ended September 30, 2005.

Increasing the number of Sally Beauty Supply stores, in addition to improving the operating performance of its existing stores, is a key factor in growing Sally Beauty Supply net sales. The table below shows the changes in the number of Sally Beauty Supply stores for each of the years ended September 30, 2005, 2004 and 2003.

	Year Ended September 30,
	2005	2004	2003
Sally Beauty Supply
Stores open at beginning of period	2,355	2,272	2,177
Net store openings during period	62	83	95
Stores acquired during period	2	—	—

Stores open at end of period	2,419	2,355	2,272

Sally Beauty Supply incentivizes its professional customers by offering discounts on the products it sells through its ProCard program, and promotes increased retail customer visits through its Sally Beauty Club program.

Beauty Systems Group

Beauty Systems Group generates net sales in two primary ways—through BSG’s professional distributor sales consultants and through in-store sales. BSG markets professional beauty products to salons and salon professionals through a sales force of approximately 1,200 professional distributor sales consultants, as of March 31, 2006. BSG also had a network of 825 stores, which sells merchandise in cash and credit card transactions, including 161 franchise stores, averaging 2,800 sq. ft, as of March 31, 2006, which exclusively serve licensed industry professionals. BSG sells professional beauty products in 43 states, as well as in Mexico and Canada. The business recently acquired a U.K-based distribution company which sells Paul Mitchell in the U.K. and also supplies it to subdistributors, primarily in Europe.

The products sold in BSG stores and by BSG’s professional distributor sales consultants, including, among others, Matrix, Redken, Graham Webb, Paul Mitchell, Rusk, TIGI and Fusion Energy of Beauty, are generally sold pursuant to distribution contracts or arrangements covering specified territories, in many cases on an exclusive basis. BSG professional distributor sales consultants support their product sales by regular customer visits to provide training to salon professionals in new beauty techniques and styles, as well as by consulting with salon professionals regarding beauty industry business practices.

Increasing the number of Beauty Systems Group stores and professional distributor sales consultants, in addition to improving the operating performance of its existing stores and distributors, is a key factor in growing BSG net sales. The table below shows the changes in the number of BSG stores for each of the years ended September 30, 2005, 2004 and 2003 and the number of professional distributor sales consultants at the end of each period.

	Year Ended September 30,
	2005	2004	2003
Beauty Systems Group
Stores open at beginning of period	692	543	535
Net store openings during period	37	26	8
Stores acquired during period	93	123	—

Stores open at end of period	822	692	543

Number of professional distributor sales consultants at end of period	1,244	1,167	989

Suppliers

Sally Beauty Supply and BSG purchase their merchandise directly from manufacturers and fillers pursuant to supply contracts and purchase orders. Sally Beauty Supply’s five largest suppliers provided it with approximately 41% of the products Sally Beauty Supply purchased in fiscal year 2005. Beauty Systems Group’s five largest suppliers provided it with approximately 60% of the products Beauty Systems Group purchased in fiscal year 2005. In addition, Sally Holdings purchases products from most manufacturers and fillers on an at-will basis or under contracts which can be terminated without cause upon 90 days notice or less or expire without express rights of renewal and such manufacturers and fillers could discontinue sales to New Sally at any time or upon short notice. See “Risk Factors—Risks Relating to New Sally—New Sally depends on manufacturers who may be unable to provide products of adequate quality or who may be unwilling to continue to supply products to New Sally.”

Distribution

Sally Beauty Supply and BSG operated 20 distribution centers as of March 31, 2006, 6 of which serviced Sally Beauty Supply and 14 of which serviced BSG. New Sally’s centralized purchasing and distribution system minimizes the delivered cost of merchandise and maximizes the in-stock position of our stores. This centralized distribution system also increases selling space by reducing levels of stock carried in each store and allows New Sally to monitor delivery times and maintain appropriate inventory levels. Each distribution center has a quality control department that monitors products received from suppliers to ensure quality standards. New Sally utilizes uniquely designed software systems to provide computerized warehouse locator and inventory support.

Real Estate

New Sally leases substantially all its store and warehouse locations and owns its corporate headquarters and four warehouses/distribution centers. The average store lease is for a term of five years with customary renewal options. The principal properties and their general characteristics are described below:

Location	Type of Facility	Business Segment
Company-Owned Properties:
Columbus, Ohio	Warehouse	(1)
Denton, Texas	Corporate Headquarters	(1	)(2)
Denton, Texas	Warehouse	(1	)(2)
Jacksonville, Florida	Warehouse	(1)
Reno, Nevada	Warehouse	(1)

Leased Properties:
Austin, Texas	Office, Warehouse	(2)
Benicia, California	Office, Warehouse	(2)
Blackburn, Lancashire, England	Warehouse	(1)
Calgary, Alberta, Canada	Office, Warehouse	(2)
Chatsworth, California	Office, Warehouse	(2)
Greenville, Ohio	Office, Warehouse	(2)
Macedonia, Ohio	Office	(2)
Mississuaga, Ontario	Office, Warehouse	(2)
Reading, Berkshire, England	Office	(1)
Spartanburg, South Carolina	Office, Warehouse	(2)
Various (3,129 company-owned store locations as of March 31, 2006 in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland)	Sally Beauty Supply and Beauty Systems Group Stores	(1	)(2)

(1)	Sally Beauty Supply
(2)	Beauty Systems Group

Competition

Although there are no sizable direct competitors to the Sally/BSG distribution business, the beauty industry is highly competitive. In each area in which it operates, the Sally/BSG distribution business experiences domestic and international competition, including mass merchandisers, drug stores, supermarkets and other chains, offering similar or substitute beauty products at comparable prices. The Sally/BSG distribution business also faces competition from department stores. In addition, the Sally/BSG distribution business competes with local and regional cash-and-carry beauty supply stores and full-service dealers selling directly to salons through both professional distributor sales consultants and outlets open only to salon professionals. The Sally/BSG distribution business also faces competition from certain manufacturers that use their own sales forces to distribute their professional beauty products directly to salons.

Management Information Systems

The management information systems of the Sally/BSG distribution business provide order processing, accounting and management information for the marketing, distribution and store operations functions of the Sally/BSG distribution business, most of which have been developed internally. The information gathered by the management information systems supports automatic replenishment of in-store inventory from the distribution centers and is integrated into all product purchase decisions.

Employees

In its domestic and foreign operations, the Sally/BSG distribution business had approximately 15,000 full-time equivalent employees as of September 30, 2005, consisting of approximately 9,900 hourly personnel and 5,100 salaried employees. Certain subsidiaries in Mexico have collective bargaining agreements, covering warehouse and store personnel, which expire at various times over the next several years. New Sally considers its relationships with its employees to be good.

Regulation

New Sally is subject to a wide variety of laws and regulations, which historically have not had a material effect on the Sally/BSG distribution business. For example, in the United States, most of the products sold and the content and methods of advertising and marketing utilized are regulated by a host of federal agencies, including, in each case, one of more of the following: the Food and Drug Administration, the Federal Trade Commission and the Consumer Products Safety Commission. The transportation and disposal of many of its products are also subject to federal regulation. State and local agencies regulate many aspects of the Sally/BSG distribution business. In markets outside of the United States, regulation is also focused and comprehensive.

The franchisor-franchisee relationship poses a specific set of regulatory issues. New Sally is subject to the regulation of its offering and sale of franchises in the United States and Mexico. The applicable laws and regulations affect the franchisor’s business practices in a number of ways, including restrictions placed upon the offering, renewal, termination and disapproval of assignment of franchises. To date, these laws and regulations have not had a material effect upon New Sally’s operations. The FTC is considering major revisions to its regulations governing the offer and sale of franchises in the U.S., although to date, these revisions have not been adopted.

See “Risk Factors—Risks Relating to New Sally—New Sally could be adversely affected if it does not comply with laws and regulations or if it becomes subject to additional or more stringent laws and regulations,” beginning on page [•].

Trademarks

The trademarks of New Sally, certain of which are material to its business, are registered or legally protected in the United States, Canada and other countries throughout the world in which the Sally/BSG distribution business operates. New Sally owns over 200 trademarks in the United States. New Sally also relies upon trade secrets and know-how to develop and maintain its competitive position. New Sally protects its intellectual property rights through a variety of methods, including trademark, patent and trade secret laws, in addition to confidentiality agreements with vendors, employees, consultants and others who have access to its proprietary information. The duration of New Sally’s trademark registrations is generally 10, 15 or 20 years, depending on the country in which a mark is registered, and generally New Sally can renew the registrations. The scope and duration of New Sally’s intellectual property protection varies by jurisdiction and by individual product. See “Risk Factors—Risks Relating to New Sally” beginning on page [•].

Legal Proceedings

The Sally/BSG distribution business is the subject of various pending or threatened legal actions in the ordinary course of its business. There are no material legal proceedings pending against the Sally/BSG distribution business as of March 31, 2006.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF SALLY HOLDINGS

The following table sets forth selected historical consolidated financial information of Sally Holdings, which following the transactions will be a wholly-owned subsidiary of New Sally and will continue to own the equity of the companies that own and operate the Sally/BSG distribution business. This information is qualified by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings” beginning on page [•] and the consolidated financial statements and notes of Sally Holdings as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005. The results of operations information for the fiscal years ended September 30, 2005, 2004 and 2003 and the financial condition information as of September 30, 2005 and 2004 is derived from the audited consolidated financial statements of Sally Holdings included elsewhere in this proxy statement/prospectus—information statement. The results of operations information for the fiscal years ended September 30, 2002 and 2001 and the financial condition information as of September 30, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of Sally Holdings not included in this proxy statement/prospectus—information statement. The results of operations information for the six months ended March 31, 2006 and 2005 and the financial condition information as of March 31, 2006 are derived from the unaudited consolidated financial statements of Sally Holdings included elsewhere in this proxy statement/prospectus—information statement. The financial condition information as of March 31, 2005 is derived from the unaudited consolidated financial statements of Sally Holdings not included in this proxy statement/prospectus—information statement. The unaudited consolidated financial statements of Sally Holdings include, in Sally Holdings’ management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the consolidated results of operations and the consolidated financial position of Sally Holdings for the dates set forth in the table below. You should also read the following information in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Alberto-Culver (Accounting Predecessor to New Alberto-Culver)” beginning on page [•] and the consolidated financial statements and notes of Alberto-Culver as of September 30, 2005 and 2004 and for each of the fiscal years in the three fiscal year period ended September 30, 2005 and as of March 31, 2006 and for the six month periods ended March 31, 2006 and 2005 included elsewhere in this proxy statement/prospectus—information statement, and the unaudited condensed pro forma consolidated financial statements of New Sally beginning on page [•]. The historical consolidated financial information of Sally Holdings has been derived from the financial statements and accounting records of Alberto-Culver and reflects assumptions and allocations made by Alberto-Culver. The historical consolidated financial information of Sally Holdings would have been different had Sally Holdings been operated independently. The historical consolidated financial information of Sally Holdings may not be a reliable indicator of future results of operations of Sally Holdings. The amounts in the table below are in thousands.

We have not provided financial information of New Sally because, prior to the transactions, it will have no assets, liabilities or operations other than incident to its formation and the ownership of Merger Sub and New Alberto-Culver, each of which has no assets, liabilities or operations other than incident to its formation.

Selected Historical Consolidated Financial Information of Sally Holdings

	Six Months Ended March 31,				Fiscal Year Ended September 30,
	2006		2005		2005		2004		2003	2002	2001
	(unaudited)
Results of operations information:
Net sales	$1,167,456		1,111,337		2,254,307		2,097,667		1,824,008	1,667,052	1,460,137
Cost of products sold and distribution expenses	630,629		606,661		1,227,307		1,146,814		1,016,941	952,096	837,422
Interest expense	1,041		2,064		4,109		3,434		1,508	2,149	3,740
Earnings before provision for income taxes	105,632	(a)	92,044	(b)	189,615	(b)	167,369	(c)	169,718	154,810	142,356	(d)
Provision for income taxes	40,653	(a)	35,430	(b)	73,154	(b)	62,059	(c)	62,205	57,026	53,067	(d)
Net earnings	64,979	(a)	56,614	(b)	116,461	(b)	105,310	(c)	107,513	97,784	89,289	(d)

Financial condition information (at period end):
Working capital	$446,786		378,535		382,482		377,708		383,643	300,585	289,459
Cash, cash equivalents and short-term investments	62,819		28,834		38,612		68,003		118,214	71,497	62,460
Property and equipment, net	145,671		146,495		149,354		125,810		93,691	81,497	77,353
Total assets	1,246,655		1,205,095		1,225,507		1,102,428		932,163	838,724	656,484
Long-term debt, including notes payable to affiliated companies	817		73,879		18,828		34,872		24,173	12,747	9,849
Stockholder’s equity	967,661		843,407		900,296		786,163		678,166	575,868	465,024

(a)	Effective October 1, 2005, Sally Holdings adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). As a result, Sally Holdings recorded stock option expense for the six months ended March 31, 2006 that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million and net earnings by $2.0 million. In accordance with the modified prospective method under SFAS No. 123 (R), the financial statements of Sally Holdings for prior periods have not been restated.
(b)	Fiscal year 2005 includes a non-cash charge related to Alberto-Culver’s conversion to one class of common stock. For the full fiscal year 2005, this non-cash charge reduced earnings before provision for income taxes by $4.1 million, provision for income taxes by $1.5 million and net earnings by $2.6 million. For the six months ended March 31, 2005, this non-cash charge reduced earnings before provision for income taxes by $2.0 million, provision for income taxes by $0.7 million and net earnings by $1.3 million.
(c)	Fiscal year 2004 includes a non-cash charge related to Alberto-Culver’s conversion to one class of common stock which reduced earnings before provision for income taxes by $27.0 million, provision for income taxes by $9.4 million and net earnings by $17.6 million.
(d)	Sally Holdings adopted SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, provision for income taxes and net earnings for fiscal year 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF SALLY HOLDINGS

The following section discusses management’s view of Sally Holdings’ operations and financial condition for the fiscal years ended September 30, 2005, 2004 and 2003, and for the six months ended March 31, 2006 and 2005. This section should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of Sally Holdings and the related notes included elsewhere in this proxy statement/prospectus—information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sally Holdings contains forward-looking statements. See “Risk Factors” beginning on page [•] and “Special Note Regarding Forward-Looking Statements” beginning on page [•] for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause results to differ materially from those reflected in such forward-looking statements.

Overview

Description of Business

Sally Holdings is a leading international distributor of professional beauty supplies. Through its Sally Beauty Supply and Beauty Systems Group business units, Sally Holdings operated 3,129 stores and supplied 161 franchised stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany, Mexico and Ireland, as of March 31, 2006. Sally Holdings also employed approximately 1,200 professional distributor sales consultants who sell directly to salons across North America. For the year ended September 30, 2005, Sally Holdings’ net sales and operating earnings were $2,254.3 million and $192.6 million, respectively.

Sally Beauty Supply operated 2,465 professional beauty supply stores as of March 31, 2006, approximately 88% of which were domestic and which averaged 1,700 square feet. Sally Beauty Supply’s stores offer an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, from leading brands such as Clairol, L’Oreal, Conair and Revlon. Merchandise is sold in cash and credit card transactions, through stores primarily located in strip shopping centers. For the year ended September 30, 2005, Sally Beauty Supply’s net sales and segment operating profit were $1,358.9 million and $168.7 million, respectively, representing 60.3% and 75.2% of consolidated net sales and segment operating profit, respectively.

Beauty Systems Group or “BSG” sells professional beauty products to salon owners, salon professionals and franchisees and subdistributors. Most products are sold only in designated distribution territories, in many cases on an exclusive basis, in 43 states and portions of Canada and Mexico. BSG operated 664 stores and supplied 161 franchised stores, as of March 31, 2006, that sell exclusively to salons and salon professionals. In addition, BSG employed a sales force of approximately 1,200 professional distributor sales consultants as of March 31, 2006, who focus on servicing salons and salon professionals across North America. BSG’s product offerings include brands such as Matrix, Redken, Paul Mitchell, Graham Webb, Rusk, TIGI and Fusion Energy of Beauty, which are intended to be available to consumers exclusively through salons and salon professionals. For the year ended September 30, 2005, BSG’s net sales and segment operating profit were $895.4 million and $55.6 million, respectively, representing 39.7% and 24.8% of consolidated net sales and segment operating profit, respectively.

Recent Acquisitions

Sally Holdings has made two significant acquisitions during the last three fiscal years. In December 2004, Sally Holdings acquired several commonly-owned full-service distributors of professional beauty products doing business under various brand names, including “CosmoProf”, for an aggregate purchase price of $91.2 million. This acquisition opened the Los Angeles, California and Hawaii markets to BSG, as well as strengthened its position in the Pacific Northwest. In December, 2003, Sally Holdings acquired substantially all of the assets of West Coast, a full-service distributor of professional beauty products based in Benicia, California, for an aggregate purchase price of $139.3 million. These acquisitions expanded the geographic area served by BSG into the western United States and moved Sally Holdings closer to its goal of making BSG a nationwide full-service distributor.

The Transactions

The business operated by Sally Holdings has historically constituted two operating segments within the consolidated financial statements of Alberto-Culver. On June 19, 2006, Alberto-Culver, Sally Holdings and others entered into an investment agreement pursuant to which Alberto-Culver will separate into two publicly traded companies: New Sally, which will own and operate the Sally/BSG distribution business of Alberto-Culver, and New Alberto-Culver, which will own and operate the consumer products business of Alberto-Culver.

Pursuant to the investment agreement,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, and the issued and outstanding common stock of which will be owned 100% by the Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business, and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis immediately following the conversion;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt incurrence to pay all or a substantial portion of the $25.00 per share special cash dividend to holders of record of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

See “The Transactions” beginning on page [•] of this document.

Alberto-Culver is treating the transactions as though they constitute a change in control for all employees and directors under its equity and incentive compensation plans and as a change in control for Sally employees under its deferred compensation plan. Accordingly, options to purchase Alberto-Culver common stock issued under Alberto-Culver equity compensation plan, outstanding as of the completion of the distributions and held by Alberto-Culver employees (including Mr. Renzulli) and non-employee directors (other than those who will become directors of New Sally) would become fully exercisable options to purchase New Alberto-Culver common stock, and options to purchase Alberto-Culver common stock issued under Alberto-Culver equity compensation plans, outstanding as of the completion of the distributions and held by Sally employees and non-employee directors who will become directors of New Sally would become fully exercisable options to purchase New Sally common stock. Restrictions upon restricted stock issued under Alberto-Culver equity compensation plans prior to completion of the transactions, including restricted stock held by executive officers of Alberto-Culver, would lapse not later than the first business day after the record date for the distributions. Sally Holdings expects to record a charge at that time equal to the amount of future compensation expense that would have been recognized in subsequent periods as the stock options and restricted shares for Sally Group employees vested over the original vesting periods.

The investment agreement provides that (i) upon the closing of the transactions New Sally or Sally Holdings will pay all of Investor’s transaction expenses and a transaction fee in the amount of $30 million to Clayton, Dubilier & Rice, Inc. and (ii) New Sally or Sally Holdings will pay certain of the combined transaction expenses of Sally Holdings and Alberto-Culver, up to a maximum of $20 million if the transactions close, and certain other expenses of Alberto-Culver not subject to the $20 million cap. The combined transaction expenses of Alberto-Culver and Sally Holdings that are allocated to Sally Holdings will be expensed by Sally Holdings as incurred through the date of completion of the transactions.

Pursuant to the terms of the separation agreement, all cash, cash equivalents and short-term investments of Sally Holdings and its subsidiaries will be transferred to Alberto-Culver other than $52.7 million plus an additional amount. The additional amount will equal the sum of (i) an estimate of the amount needed to cover certain income taxes (as specified in the tax allocation agreement), (ii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally Holdings that Investor may acquire in order not to jeopardize the intended tax-free nature of the share distribution, and (iii) unpaid balances on certain specified liabilities of Sally Holdings, minus other specified transaction costs. All intercompany receivables, payables and loans between the Sally Group, on the one hand, and the Alberto-Culver Group, on the other hand, other than those specifically designated in the separation agreement to survive following the distributions, will be canceled immediately prior to the time of the distributions. In addition, prior to completion of the transactions contemplated by the investment agreement, all intercompany agreements between the Sally Group and the Alberto-Culver Group will terminate, other than certain agreements specifically designated in the separation agreement to survive following the distributions. See “The Separation Agreement” beginning on page [•].

In addition, upon completion of the transactions, Michael H. Renzulli, Chairman of Sally Holdings, will terminate his employment with Alberto-Culver and Sally Holdings. Sally Holdings will provide Mr. Renzulli with certain benefits primarily consisting of a lump-sum cash payment of $3.6 million within 30 days after completion of the transactions. Sally Holdings will expense the cash payment at the time of completion of the transactions.

Other Significant Items

Termination of Spin/Merge Transaction with Regis Corporation

On January 10, 2006, Alberto-Culver entered into an agreement with Regis Corporation (“Regis”) to merge Sally Holdings with a subsidiary of Regis in a tax-free transaction. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to Alberto-Culver’s stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger.

On April 5, 2006, Alberto-Culver provided notice to Regis that its board of directors had withdrawn its recommendation for shareholders to approve the transaction. Following Alberto-Culver’s notice to Regis, also on April 5, 2006, Regis provided notice to Alberto-Culver that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, Alberto-Culver paid Regis a $50.0 million termination fee on April 10, 2006. In addition, Alberto-Culver and Sally Holdings incurred transaction expenses, primarily legal and investment banking fees, during the fourth quarter of fiscal year 2005 and the first nine months of fiscal year 2006. The total amount of transaction expenses, including the termination fee, incurred by Alberto-Culver and Sally Holdings was $56.2 million ($35.2 million after taxes). Approximately $4.7 million ($2.9 million after taxes) of this amount was expensed by Sally Holdings during the first six months of fiscal year 2006 and approximately $32.7 million ($20.3 million after taxes) will be expensed by Sally Holdings during the third quarter of fiscal year 2006 in accordance with the terms of those transaction agreements. All transaction-related expenses incurred are expected to be deductible for tax purposes.

Alberto-Culver’s Conversion to One Class of Common Stock

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option or restricted stock plans. However, certain employees of the Sally Group have been granted stock options and restricted shares under stock option plans and restricted stock plans of Alberto-Culver. On October 22, 2003, the Alberto-Culver board of directors approved the conversion of all of Alberto-Culver’s issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of Alberto-Culver’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Alberto-Culver Class A common stock became options to purchase an equal number of shares of Alberto-Culver Class B common stock. On January 22, 2004, Alberto-Culver redesignated its Class B common stock to “common stock.”

Prior to October 1, 2005, Sally Holdings accounted for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under these rules, Alberto-Culver’s conversion to one class of common stock required Sally Holdings to recognize non-cash charges from the remeasurement of the intrinsic value of all Alberto-Culver Class A stock options outstanding on the conversion date that were issued to Sally Group employees. A portion of the non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares was being recognized over the remaining vesting periods. As a result, Sally Holdings recorded non-cash charges against pre-tax earnings of $31.1 million, of which $27.0 million ($17.6 million after taxes) was recognized in fiscal year 2004 and $4.1 million ($2.6 million after taxes) was recognized in fiscal year 2005. The non-cash charges reduced earnings before provision for income taxes, provision for income taxes and net earnings. No portion of the non-cash charges related to cost of products sold and distribution expenses. The net balance sheet effects of the options remeasurement increased total stockholders’ equity by $9.4 million in fiscal year 2004 and $1.5 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, Sally Holdings adopted Statement of Financial Accounting Standards (SFAS) No. 123 (R), Share-Based Payment, pertaining to the expensing of stock options. The amount of the non-cash charge related to Alberto-Culver’s conversion to one class of common stock affecting the six months ended March 31, 2006, calculated in accordance with SFAS No. 123 (R), was nearly zero and will be nearly zero in future periods.

Lease Accounting

In February 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretation of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have free rent periods and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, Sally Holdings identified certain deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $1.9 million ($1.2 million after taxes). In addition, net leasehold improvements increased by $0.8 million for the unamortized balance of tenant allowances and a deferred liability of $2.7 million was recorded in other liabilities for both of these adjustments.

Stock-Based Compensation

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option or restricted stock plans; however, certain Sally Group employees have been granted Alberto-Culver stock options and restricted shares under plans of Alberto-Culver.

Prior to fiscal year 2006, SFAS No. 123, Accounting for Stock-Based Compensation, required either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. Sally Holdings had elected to measure stock-based compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, and, accordingly, no compensation cost related to stock options had been recognized in the consolidated statements of earnings, except for the non-cash charge related to Alberto-Culver’s conversion to one class of common stock.

Effective October 1, 2005, Sally Holdings adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense related to Alberto-Culver stock options granted to Sally Group employees is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). Sally Holdings recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated.

In the first half of fiscal year 2006, Sally Holdings recorded stock option expense that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million and net earnings by $2.0 million. The $3.1 million of expense included the immediate expensing of the fair value of stock options granted during the quarter to Sally Group participants who had already met the definition of retirement under the Alberto-Culver stock option plan. Sally Holdings estimates that the adoption of SFAS No. 123 (R) will reduce net earnings for the entire fiscal year 2006 by approximately $3.3 million. The net balance sheet effect of recognizing stock option expense increased total stockholder’s equity by $1.1 million in the first half of fiscal year 2006 and resulted in the recognition of deferred tax assets of the same amount. The adoption of SFAS No. 123 (R) did not have a material effect on Sally Holdings’ consolidated statement of cash flows. As of March 31, 2006, Sally Holdings had $6.2 million of unrecognized compensation cost related to Alberto-Culver stock options issued to employees of Sally Group that will be recognized over a weighted average period of 2.3 years and $1.0 million of unearned compensation related to Alberto-Culver restricted shares issued to employees of Sally Group that will be amortized to expense over a weighted average period of 3.6 years.

Results of Operations

The following table shows the results of operations of Sally Holdings for the six months ended March 31, 2006 and 2005 and the fiscal years ended September 30, 2005, 2004 and 2003, expressed as a percentage of net sales for the respective periods:

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold and distribution expenses	54.0%	54.6%	54.4%	54.7%	55.8%

Gross profit	46.0%	45.4%	45.6%	45.3%	44.2%

Total other costs and expenses	36.9%	37.0%	37.1%	37.2%	34.9%

Operating earnings	9.1%	8.4%	8.5%	8.1%	9.3%
Interest expense, net	0.0%	0.1%	0.1%	0.1%	0.0%

Earnings before provision for income taxes	9.1%	8.3%	8.4%	8.0%	9.3%
Provision for income taxes	3.5%	3.2%	3.2%	3.0%	3.4%

Net earnings	5.6%	5.1%	5.2%	5.0%	5.9%

Key Operating Metrics

The following table sets forth, for the periods indicated, information concerning key measures Sally Holdings relies on to gauge its operating performance (dollars in thousands):

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
Net sales:
Sally Beauty Supply	$703,041	$673,909	$1,358,899	$1,296,057	$1,207,880
Beauty Systems Group	464,415	437,428	895,408	801,610	616,128

	$1,167,456	$1,111,337	$2,254,307	$2,097,667	$1,824,008

Gross profit	$536,827	$504,676	$1,027,000	$950,853	$807,067
Gross profit margin	46.0%	45.4%	45.6%	45.3%	44.2%
Selling, general and administrative expenses	$404,208	$388,152	$789,447	$711,208	$597,175
Operating earnings:
Sally Beauty Supply	$95,536	$82,924	$168,663	$151,811	$137,561
Beauty Systems Group	32,863	26,198	55,584	70,895	55,864

Segment operating profit	128,399	109,122	224,247	222,706	193,425
Unallocated expenses	(14,416)	(13,683)	(27,615)	(26,051)	(23,360)
Stock option expense	(3,116)	—	—	—	—
Non-cash charge related to Alberto-
Culver’s conversion to one class of common stock	—	(2,001)	(4,051)	(27,036)	—
Expenses related to terminated spin/merge transaction	(4,743)	—	—	—	—

	$106,124	$93,438	$192,581	$169,619	$170,065

Segment operating profit margin:
Sally Beauty Supply	13.6%	12.3%	12.4%	11.7%	11.4%
Beauty Systems Group	7.1%	6.0%	6.2%	8.8%	9.1%
Consolidated operating profit margin	9.1%	8.4%	8.5%	8.1%	9.3%
Number of stores at end of period (including franchises):
Sally Beauty Supply	2,465	2,379	2,419	2,355	2,272
Beauty Systems Group	825	807	822	692	543

	3,290	3,186	3,241	3,047	2,815

Comparable store sales growth:
Sally Beauty Supply	2.8%	2.9%	2.4%	3.8%	2.7%
Beauty Systems Group	1.4%	1.6%	(0.6)%	8.5%	4.6%
Consolidated	2.5%	2.6%	1.8%	4.6%	3.8%

Description of Revenues and Expenses

Net Sales. Sally Holdings’ net sales consist primarily of the following:

•	Sally Beauty Supply. Sally Beauty Supply generates net sales primarily by selling products through its stores to both professional and retail customers. Various factors influence Sally Beauty Supply’s net sales including local competition, product assortment and availability, price, hours of operation and marketing and promotional activity. Sally Beauty Supply’s product assortment and sales are not seasonal in nature.

•	Beauty Systems Group. BSG generates net sales by selling products to salon professionals and independent stylists through company-owned and franchised stores as well as through its network of professional distributor sales consultants. Various factors influence BSG’s net sales, including product breadth and availability, competitive activity, relationships with suppliers, new product introductions and price. BSG’s product assortment and sales are not seasonal in nature.

Cost of Products Sold and Distribution Expenses. Cost of products sold and distribution expenses consist of the cost to purchase merchandise from suppliers, less rebates and allowances, and certain overhead expenses including purchasing costs, freight from distribution centers to stores and handling costs in the distribution centers. Cost of products sold and distribution expenses are also affected by store inventory shrinkage, which represents products that are lost, stolen or damaged at the store level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of store personnel costs, commissions paid to professional distributor sales consultants, benefits, utilities, property maintenance, advertising, rent, insurance, freight and distribution expenses for delivery to customers and administrative costs.

Corporate Charges from Alberto-Culver. Alberto-Culver and its affiliates perform certain administrative services for Sally Holdings. In addition, certain subsidiaries of Sally Holdings have entered into consulting, business development, management and advisory services agreements with Alberto-Culver. Corporate charges from Alberto-Culver represent charges for these services based on an allocation of specific services and a sales-based service fee. Following the closing of the transactions contemplated by the investment agreement, the arrangements giving rise to the corporate charges from Alberto-Culver will be terminated and the related charges will cease.

Comparison of the Six Months Ended March 31, 2006 and 2005

Net sales

Consolidated net sales increased $56.1 million, or 5.0%, to $1,167.5 million for the six months ended March 31, 2006 compared to the same period in 2005. This increase was primarily the result of the inclusion of a full reporting period for the CosmoProf business for the six months ended March 31, 2006, which resulted in a 2.2% increase in net sales, comparable store sales growth of 2.5% and the opening of new stores, including 102 net new stores opened during the last twelve months. These increases were partially offset by the effect of changes in foreign exchange rates which reduced net sales by 0.3% during the period. The CosmoProf business was acquired in the first quarter of fiscal 2005.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased $29.1 million, or 4.3%, to $703.0 million for the six months ended March 31, 2006 compared to $673.9 million for the same period in 2005. Net sales increased primarily due to a 2.2% increase resulting from the opening of new stores, including 84 net new stores opened during the last twelve months, and comparable store sales growth of 2.8%. These increases were partially offset by the effect of foreign exchange rates which decreased net sales by 0.7%.

Beauty Systems Group. Net sales for BSG increased $27.0 million, or 6.2%, to $464.4 million for the six months ended March 31, 2006 compared to $437.4 million for the same period in 2005. This improvement in net sales resulted primarily from the inclusion of a full reporting period for the CosmoProf business for the six months ended March 31, 2006, which provided 5.7 percentage points of the increase in net sales. The remaining increase was principally due to a 1.1% increase in net sales resulting from the opening of new stores, including 18 net new stores opened during the last twelve months, comparable store sales growth of 1.4% and a 0.5% positive impact from foreign exchange rates. These increases for the first half of fiscal year 2006 were partially offset by lower sales by BSG’s professional distributor sales consultants as salon professionals shifted some of their purchases from sales consultants to BSG stores.

Gross Profit

Consolidated gross profit increased $32.2 million, or 6.4%, to $536.8 million for the six months ended March 31, 2006 compared to the same period in 2005. Consolidated gross profit, as a percentage of net sales, was 46.0% for the six months ended March 31, 2006 compared to 45.4% for the prior year period. The gross profit margin improvement is primarily attributable to improved vendor pricing and lower store inventory shrinkage.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased $16.1 million, or 4.1%, to $404.2 million for the six months ended March 31, 2006 compared to the same period in 2005. These expenses, as a percentage of net sales, were 34.6% for the six months ended March 31, 2006 compared to 34.9% for the prior year period. The increase is primarily attributable to higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including $9.0 million of selling and administrative costs from the acquired CosmoProf business, along with $3.1 million of stock option expense recognized pursuant to SFAS No. 123 (R) and costs related to the new corporate support facility.

Corporate Charges From Alberto-Culver

Corporate charges from Alberto-Culver, which include charges for administrative services and a sales-based service fee, increased $0.7 million, or 3.2%, to $21.8 million for the six months ended March 31, 2006 compared to $21.1 million for the same period in 2005. Charges for administrative services were $7.3 million for the first six months of fiscal year 2006 compared to $7.4 million for the first six months of the prior year. The sales-based service fee amounted to $14.4 million for the first six months of fiscal year 2006 compared to $13.7 million for the first six months of the prior year. Following the closing of the transactions contemplated by the investment agreement, the arrangements giving rise to the corporate charges from Alberto-Culver will be terminated and the related charges will cease.

Other Expenses

Other expenses for the six months ended March 31, 2006 include expenses related to the terminated transaction with Regis. In accordance with the terms of the Regis transaction agreements, Alberto-Culver allocated to Sally Holdings $4.7 million in transaction expenses in the six months ended March 31, 2006 representing Sally Holdings’ share of legal, investment banking and other fees and expenses related to the terminated transaction. See “—Overview—Other Significant Items-Termination of Spin/Merge Transaction with Regis Corporation”. Other expenses for the six months ended March 31, 2005 include $2.0 million in non-cash charges related to Alberto-Culver’s conversion to one class of common stock. See “—Overview—Other Significant Items—Alberto-Culver’s Conversion to One Class of Common Stock”.

Operating Earnings

As a result of the foregoing, consolidated operating earnings increased by $12.7 million, or 13.6%, to $106.1 million for the six months ended March 31, 2006 compared to $93.4 million for the same period in 2005. Operating earnings, as a percentage of net sales, were 9.1% for the six months ended March 31, 2006 compared to 8.4% for the six months ended March 31, 2005.

Sally Beauty Supply. As a result of the foregoing, Sally Beauty Supply’s segment operating profit increased $12.6 million, or 15.2%, to $95.5 million for the six months ended March 31, 2006 compared to $82.9 million for the same period in 2005. Segment operating profit, as a percentage of net sales, was 13.6% for the six months ended March 31, 2006 compared to 12.3% for the six months ended March 31, 2005.

Beauty Systems Group. As a result of the foregoing, BSG’s segment operating profit increased $6.7 million, or 25.4%, to $32.9 million for the six months ended March 31, 2006 compared to $26.2 million for the same period in 2005. Segment operating profit, as a percentage of net sales, was 7.1% for the six months ended March 31, 2006 compared to 6.0% for the six months ended March 31, 2005.

Net Interest Expense

Interest expense, net of interest income, was $0.5 million and $1.4 million for the six months ended March 31, 2006 and 2005, respectively. Interest expense decreased $1.0 million to $1.0 million for the six months ended March 31, 2006 compared to the same period in 2005. The decrease in interest expense was primarily attributable to the repayment of all notes payable to affiliated companies in December, 2005. Interest expense was partially offset by interest income of $0.5 million and $0.7 million for the six months ended March 31, 2006 and 2005, respectively.

Provision for income taxes

Provision for income taxes was $40.7 million during the six months ended March 31, 2006 compared to $35.4 million for the same period of 2005. The increased provision for income taxes for the six months ended March 31, 2006 was principally the result of higher earnings before provision for income taxes in fiscal year 2006. The effective tax rate for the six months ended March 31, 2006 and 2005 was 38.5%.

Net Earnings

As a result of the foregoing, consolidated net earnings increased $8.4 million, or 14.8%, to $65.0 million for the six months ended March 31, 2006 compared to $56.6 million for the same period in 2005. Net earnings, as a percentage of net sales, were 5.6% for the six months ended March 31, 2006 compared to 5.1% for the six months ended March 31, 2005. Net earnings for the six months ended March 31, 2006 were reduced by $2.0 million as a result of stock option expense recognized pursuant to SFAS No. 123 (R) and $2.9 million for expenses related to the terminated spin/merge transaction with Regis. Net earnings for the six months ended March 31, 2005 were reduced by $1.3 million for the non-cash charge from Alberto-Culver’s conversion to one class of common stock and $1.2 million related to the lease accounting adjustment. See “—Overview—Other Significant Items.”

Comparison of the Years Ended September 30, 2005 and 2004

Net sales

Consolidated net sales increased $156.6 million, or 7.5%, to $2,254.3 million for the year ended September 30, 2005 compared to $2,097.7 million for the same period in 2004. This increase was primarily due to acquisitions, which accounted for 5.2% of the revenue growth, comparable store sales growth of 1.8% and the opening of new stores, including 99 net new stores opened during the period. In addition, the effect of changes in foreign exchange rates increased net sales for the year ended September 30, 2005 by 0.6%.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased $62.8 million, or 4.8%, to $1,358.9 million for the year ended September 30, 2005 compared to $1,296.1 million for the same period in 2004. The increase in net sales in fiscal year 2005 was attributable to a 2.2% increase in net sales resulting from the opening of new stores, including 62 net new stores opened during the period, comparable store sales growth of 2.4% and a 0.3% positive effect from foreign exchange rates.

Beauty Systems Group. Net sales for Beauty Systems Group increased $93.8 million, or 11.7%, to $895.4 million for the year ended September 30, 2005 compared to $801.6 million for the same period in 2004. This improvement in net sales resulted primarily from acquisitions, including the acquisition of the CosmoProf business in the first quarter of fiscal year 2005 and the acquisition of West Coast in the first quarter of fiscal year 2004, which increased net sales by 13.6%. In addition, net sales increased 1.3% as the result of the opening of new stores, including 37 net new stores opened during the period, and changes in foreign exchange rates increased net sales by 0.9%. These increases were partially offset by a 0.6% decline in comparable store sales and lower sales by BSG’s professional distributor sales consultants. The decrease in sales for existing BSG stores and professional distributor sales consultants principally resulted from certain suppliers’ decisions to begin selling their products directly to salons.

Gross Profit

Consolidated gross profit increased $76.1 million, or 8.0%, to $1,027.0 million for the year ended September 30, 2005 compared to $950.9 million for the same period in 2004. Consolidated gross profit, as a percentage of net sales, was 45.6% for the year ended September 30, 2005 compared to 45.3% for the prior year period. The gross profit margin improvement is primarily attributable to improved vendor pricing, lower store inventory shrinkage and favorable changes in Sally Beauty Supply’s sales mix between retail and professional customers.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased $78.2 million, or 11.0%, to $789.4 million for the year ended September 30, 2005 compared to $711.2 million for the same period in 2004. These expenses, as a percentage of net sales, were 35.0% for the year ended September 30, 2005 compared to 33.9% for the prior year period. The increase in fiscal year 2005 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including $38.6 million resulting from the acquisitions of CosmoProf in December, 2004 and West Coast in December, 2003. In addition, a portion of the increase in fiscal year 2005 relates to the $1.9 million lease accounting adjustment discussed in “—Overview—Other Significant Items—Lease Accounting.”

Corporate Charges From Alberto-Culver

Corporate charges from Alberto-Culver, which include charges for administrative services and a sales-based service fee, decreased $2.1 million, or 4.8%, to $40.9 million for the year ended September 30, 2005 compared to $43.0 million for the same period in 2004. Charges for administrative services were $13.3 million in fiscal year 2005 versus $16.9 million in fiscal year 2004. The $3.6 million decrease in charges for administrative services in fiscal year 2005 was primarily due to lower incentive compensation costs at Alberto-Culver which, in turn, reduced the charge to Sally Holdings. The sales-based service fee amounted to $27.6 million and $26.1 million in fiscal years 2005 and 2004, respectively. Following the closing of the transactions contemplated by the investment agreement, the arrangements giving rise to the corporate charges from Alberto-Culver will be terminated and the related charges will cease.

Other Expenses

Other expenses include a non-cash charge related to Alberto-Culver’s conversion to one class of common stock of $4.1 million for the year ended September 30, 2005 compared to $27.0 million for the same period in 2004. See “—Overview—Other Significant Items—Alberto-Culver’s Conversion to One Class of Common Stock.”

Operating Earnings

As a result of the foregoing, consolidated operating earnings increased by $23.0 million, or 13.5%, to $192.6 million for the year ended September 30, 2005 compared to $169.6 million for the same period in 2004. Operating earnings, as a percentage of net sales, were 8.5% for the year ended September 30, 2005 compared to 8.1% for the year ended September 30, 2004.

Sally Beauty Supply. As a result of the foregoing, Sally Beauty Supply’s segment operating profit increased $16.9 million, or 11.1%, to $168.7 million for the year ended September 30, 2005 compared to $151.8 million for the same period in 2004. Segment operating profit, as a percentage of net sales, was 12.4% for the year ended September 30, 2005 compared to 11.7% for the year ended September 30, 2004.

Beauty Systems Group. BSG’s segment operating profit decreased $15.3 million, or 21.6%, to $55.6 million for the year ended September 30, 2005 compared to $70.9 million for the same period in 2004. Segment operating profit, as a percentage of net sales, was 6.2% for the year ended September 30, 2005 compared to 8.8% for the year ended September 30, 2004. The decrease in segment operating profit for BSG during fiscal year 2005 was primarily due to the loss of sales that resulted from certain suppliers’ decisions to begin selling their products directly to salons.

Net Interest Expense

Interest expense, net of interest income, was $3.0 million and $2.3 million for the years ended September 30, 2005 and 2004, respectively. Interest expense increased $0.7 million to $4.1 million for the year ended September 30, 2005 compared to $3.4 million for the same period in 2004. Interest expense is primarily related to notes payable to affiliated companies which were obtained to finance acquisitions and international operations. The increase in interest expense was primarily due to higher outstanding balances of notes payable to affiliated companies during fiscal year 2005. These expenses were partially offset by interest income of $1.1 million and $1.2 million for the years ended September 30, 2005 and 2004, respectively.

Provision for Income Taxes

Provision for income taxes was $73.2 million during the year ended September 30, 2005 compared to $62.1 million for the same period of 2004. The increased provision for income taxes for the year ended September 30, 2005 was principally the result of higher earnings before provision for income taxes in fiscal year 2005. The effective tax rate was 38.6% in fiscal 2005 and 37.1% in fiscal 2004. The increase in the effective tax rate was primarily related to a change in the mix of earnings from foreign operations and higher state income taxes.

Net Earnings

As a result of the foregoing, consolidated net earnings increased $11.2 million, or 10.6%, to $116.5 million for the year ended September 30, 2005 compared to $105.3 million for the same period in 2004. Net earnings, as a percentage of net sales, were 5.2% for the year ended September 30, 2005 compared to 5.0% for the year ended September 30, 2004. The non-cash charge from Alberto-Culver’s conversion to one class of common stock reduced net earnings by $2.6 million in fiscal 2005 and $17.6 million in fiscal 2004. See “—Overview—Other Significant Items—Alberto-Culver’s Conversion to One Class of Common Stock.” Net earnings in fiscal 2005 were also reduced by $1.2 million related to the lease accounting adjustment. See “—Overview—Other Significant Items—Lease Accounting.”

Comparison of the Years Ended September 30, 2004 and 2003

Net sales

Consolidated net sales increased $273.7 million, or 15.0%, to $2,097.7 million for the year ended September 30, 2004 compared to $1,824.0 million for the same period in 2003. This increase was primarily due to acquisitions, which accounted for 8.7% of the revenue growth, comparable store sales growth of 4.6% and the opening of new stores, including 109 net new stores opened during the period. In addition, the effect of changes in foreign exchange rates increased net sales for the year ended September 30, 2004 by 1.2%.

Sally Beauty Supply. Net sales for Sally Beauty Supply increased $88.2 million, or 7.3%, to $1,296.1 million for the year ended September 30, 2004 compared to $1,207.9 million for the same period in 2003. The higher net sales in fiscal year 2004 were attributable to a 3.2% increase resulting from the opening of new stores, including 83 net new stores opened during the period, comparable store sales growth of 3.8% and a 1.1% positive effect of foreign exchange rates.

Beauty Systems Group. Net sales for BSG increased $185.5 million, or 30.1%, to $801.6 million for the year ended September 30, 2004 compared to $616.1 million for the same period in 2003. This improvement in net sales resulted primarily from the acquisition of West Coast in the first quarter of fiscal year 2004 which increased net sales by 25.6%. In addition, net sales increased 1.5% as the result of the opening of new stores, including 26 net new stores opened during the period, comparable store sales growth was 8.5% and changes in foreign exchange rates increased net sales by 1.2%. These increases for fiscal year 2004 were partially offset by lower sales by BSG’s professional distributor sales consultants as salon professionals shifted some of their purchases from sales consultants to BSG stores.

Gross Profit

Consolidated gross profit increased $143.8 million, or 17.8%, to $950.9 million for the year ended September 30, 2004 compared to $807.1 million for the same period in 2003. Consolidated gross profit, as a percentage of net sales, was 45.3% for the year ended September 30, 2004 compared to 44.2% for the prior year period. The gross profit margin improvement is primarily attributable to improved vendor pricing and favorable changes in Sally Beauty Supply’s sales mix between retail and professional customers.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses increased $114.0 million, or 19.1%, to $711.2 million for the year ended September 30, 2004 compared to $597.2 million for the same period in 2003. These expenses, as a percentage of net sales, were 33.9% for the year ended September 30, 2004 compared to 32.7% for the same period in 2003. The increase in fiscal year 2004 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Supply and BSG businesses, including $51.6 million related to West Coast, which was acquired in December, 2003.

Corporate Charges From Alberto-Culver

Corporate charges from Alberto-Culver, which include charges for administrative services and a sales-based service fee, increased $3.2 million, or 7.9%, to $43.0 million for the year ended September 30, 2004 compared to $39.8 million for the same period in 2003. Charges for administrative services were $16.9 million and $16.4 million in fiscal years 2004 and 2003, respectively. The sales-based service fee amounted to $26.1 million and $23.4 million in fiscal years 2004 and 2003, respectively. Following the closing of the transactions contemplated by the investment agreement, the arrangements giving rise to the corporate charges from Alberto-Culver will be terminated and the related charges will cease.

Other Expenses

Other expenses include a non-cash charge related to Alberto-Culver’s conversion to one class of common stock of $27.0 million for the year ended September 30, 2004. See “—Overview—Other Significant Items—Alberto-Culver’s Conversion to One Class of Common Stock” beginning on page [•].

Operating Earnings

As a result of the foregoing, consolidated operating earnings decreased by $0.5 million, or 0.3%, to $169.6 million for the year ended September 30, 2004 compared to $170.1 million for the same period in 2003. Operating earnings, as a percentage of net sales, were 8.1% for the year ended September 30, 2004 compared to 9.3% for the year ended September 30, 2003. The decrease in operating earnings was principally due to the $27.0 million non-cash charge related to Alberto-Culver’s conversion to one class of common stock.

Sally Beauty Supply. As a result of the foregoing, Sally Beauty Supply’s segment operating profit increased by $14.2 million, or 10.4%, to $151.8 million for the year ended September 30, 2004 compared to $137.6 million for the same period in 2003. Segment operating profit, as a percentage of net sales, was 11.7% for the year ended September 30, 2004 compared to 11.4% for the year ended September 30, 2003.

Beauty Systems Group. As a result of the foregoing, BSG’s segment operating profit increased by $15.0 million, or 26.9%, to $70.9 million for the year ended September 30, 2004 compared to $55.9 million for the same period in 2003. Segment operating profit, as a percentage of net sales, was 8.8% for the year ended September 30, 2004 compared to 9.1% for the year ended September 30, 2003.

Net Interest Expense

Interest expense, net of interest income, was $2.3 million and $0.3 million for the years ended September 30, 2004 and 2003, respectively. Interest expense increased $1.9 million to $3.4 million for the year ended September 30, 2004 compared to $1.5 million for the same period in 2003. Interest expense is primarily related to notes payable to affiliated companies which were obtained to finance acquisitions and international operations. The increase was primarily due to higher outstanding balances of notes payable to affiliated companies during fiscal year 2004. These expenses were partially offset by interest income of $1.2 million for each of the years ended September 30, 2004 and 2003.

Provision for Income Taxes

Provision for income taxes was $62.1 million during the year ended September 30, 2004 compared to $62.2 million for the same period of 2003. The effective tax rate was 37.1% in fiscal 2004 and 36.7% in fiscal 2003. The increase in the effective tax rate was primarily related to a change in the mix of earnings from foreign operations.

Net Earnings

As a result of the foregoing, consolidated net earnings decreased $2.2 million, or 2.0%, to $105.3 million for the year ended September 30, 2004 compared to $107.5 million for the same period in 2003. Net earnings, as a percentage of net sales, were 5.0% for the year ended September 30, 2004 compared to 5.9% for the year ended September 30, 2003. The non-cash charge from Alberto-Culver’s conversion to one class of common stock reduced net earnings by $17.6 million in fiscal year 2004. See “—Overview—Other Significant Items—Alberto-Culver’s Conversion to One Class of Common Stock”.

Financial Condition

March 31, 2006 Compared to September 30, 2005

Working capital (current assets less current liabilities) at March 31, 2006 was $446.8 million compared to $382.5 million at September 30, 2005, representing an increase of $64.3 million. The resulting ratio of current assets to current liabilities was 2.81 to 1.00 at March 31, 2006 compared to 2.42 to 1.00 at September 30, 2005. The increase in working capital was primarily due to working capital generated from operations, partially offset by capital expenditures and the net repayment of notes with affiliated companies.

Cash, cash equivalents and short-term investments at March 31, 2006 was $62.8 million compared to $38.6 million at September 30, 2005, representing an increase of $24.2 million. The increase primarily resulted from cash generated by operations, partially offset by the net repayment of notes with affiliated companies, an escrow payment related to the West Coast acquisition in fiscal year 2004 and the payment of annual employee performance awards and profit sharing.

Inventories increased $30.3 million to $555.5 million at March 31, 2006 compared to September 30, 2005. The increase was primarily due to an increase in the number of Sally Beauty Supply stores, the introduction of new lines for fragrances, hair color and electrical products, as well as strategic inventory purchases related to favorable pricing from vendors and the effects of changes in foreign exchange rates.

Notes receivable from affiliated companies and notes payable to affiliated companies, which totaled $15.2 million and $31.8 million, respectively, at September 30, 2005, were fully repaid during the first quarter of fiscal year 2006.

Accrued expenses at March 31, 2006 were $99.9 million compared to $104.0 million at September 30, 2005, representing a decrease of $4.1 million. The decrease was primarily due to payments related to annual employee performance awards and profit sharing.

Other liabilities at March 31, 2006 were $15.5 million compared to $21.3 million at September 30, 2005, representing a decrease of $5.8 million. The decrease was mainly due to an escrow payment by BSG to the former owners of West Coast.

September 30, 2005 Versus September 30, 2004

Working capital (current assets less current liabilities) at September 30, 2005 was $382.5 million, an increase of $4.8 million compared to working capital of $377.7 million at September 30, 2004. The resulting ratio of current assets to current liabilities was 2.42 to 1.00 at September 30, 2005 compared to 2.52 to 1.00 at September 30, 2004. The increase in working capital at September 30, 2005 was primarily related to working capital generated from operations, partially offset by cash outlays for acquisitions and capital expenditures.

Cash, cash equivalents and short-term investments at September 30, 2005 were $38.6 million, compared to $68.0 million at September 30, 2004. Cash, cash equivalents and short-term investments decreased $29.4 million during fiscal year 2005 primarily due to cash outlays of $96.9 million for acquisitions and $52.2 million for capital expenditures, partially offset by cash inflows from operating activities of $115.5 million.

Other receivables were $19.3 million at September 30, 2005, an increase of $5.4 million compared to September 30, 2004. This increase was primarily due to the growth and timing of collections related to vendor advertising and volume purchase programs and receivables for insurance proceeds associated with hurricanes Katrina and Rita.

Inventories were $525.1 million at September 30, 2005, an increase of $41.6 million compared to September 30, 2004. This increase was primarily due to the acquisition of CosmoProf, inventories related to new stores and strategic inventory purchases related to favorable pricing from vendors.

Notes receivable from affiliated companies were $15.2 million at September 30, 2005, a decrease of $7.6 million compared to $22.8 million at September 30, 2004. Notes payable to affiliated companies, including current maturities, were $31.8 million at September 30, 2005, a decrease of $6.5 million compared to $38.3 million at September 30, 2004. All notes receivable from affiliated companies and notes payable to affiliated companies were fully repaid in the first quarter of fiscal year 2006.

Net property and equipment was $149.4 million at September 30, 2005, an increase of $23.5 million compared to September 30, 2004. The increase resulted primarily from capital expenditures for additional Sally Beauty Supply and BSG stores and the remodeling of existing stores, a new corporate support facility, warehouse expansions, fixed assets of acquired companies and additional leasehold improvements resulting from the lease accounting adjustment described in “—Overview—Other Significant Items—Lease Accounting.” These increases were partially offset by depreciation and asset retirements during the year ended September 30, 2005.

Goodwill was $353.5 million at September 30, 2005, an increase of $48.7 million compared to September 30, 2004. This increase was primarily due to the acquisition of CosmoProf, partially offset by a reduction in goodwill related to the finalization of the valuation of certain intangibles related to the acquisition of West Coast.

Net intangible assets were $48.3 million at September 30, 2005, an increase of $30.8 million compared to September 30, 2004. This increase was primarily due to the acquisition of CosmoProf and the recording of trade names and other intangible assets upon the finalization of the purchase price allocation related to the acquisition of West Coast.

Deferred income tax liabilities (net of deferred income tax assets) were $8.4 million at September 30, 2005, an increase of $8.3 million compared to September 30, 2004. This increase was mainly due to the timing of tax deductions related to depreciation and inventory.

Accumulated other comprehensive income—foreign currency translation was $13.4 million at September 30, 2005, an increase of $4.2 million compared to September 30, 2004. The increase was primarily attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Canadian dollar and the Mexican peso.

Liquidity and Capital Resources

Sally Holdings broadly defines liquidity as its ability to generate sufficient cash flow from operating activities to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

Sally Holdings’ primary source of cash over the past three years has been from funds provided by operating activities. The primary uses of cash during the past three years were for acquisitions and capital expenditures. The following table shows Sally Holdings’ sources and uses of funds for the six months ended March 31, 2006 and 2005 and the fiscal years ended September 30, 2005, 2004 and 2003:

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
Cash provided by operating activities	$65,386	$38,695	$115,455	$159,228	$101,383
Cash used by investing activities	(18,461)	(96,095)	(126,045)	(139,919)	(56,864)
Cash provided (used) by financing activities	(22,457)	40,244	3,737	(34,000)	(23,124)
Effect of foreign exchange rates	(261)	537	12	(570)	1,572

Net increase (decrease) in cash and cash equivalents	$24,207	$(16,619)	$(6,841)	$(15,261)	$22,967

Cash Provided by Operating Activities

Net cash provided by operating activities during the six months ended March 31, 2006 increased by $26.7 million to $65.4 million compared to $38.7 million during the six months ended March 31, 2005. The increase was primarily due to the timing of vendor related payments and the timing of payments of amounts due to Alberto-Culver along with higher net earnings, partially offset by increased inventories.

Net cash provided by operating activities declined by $43.7 million to $115.5 million in fiscal 2005 from $159.2 million in fiscal 2004 primarily due to the timing of payments to vendors, higher income tax payments to Alberto-Culver in 2005 and an increase in accounts payable and accrued expenses generated by the West Coast business in 2004 subsequent to its acquisition date, partially offset by higher net earnings adjusted for non-cash items.

Net cash provided by operating activities increased by $57.8 million to $159.2 million in fiscal 2004 from $101.4 million in fiscal 2003 mainly due to the timing of payments to vendors and the timing of payments of amounts due to Alberto-Culver as well as higher net earnings excluding the non-cash items, partially offset by a strategic increase in inventories for new product lines and to support increased sales.

Cash Used by Investing Activities

Net cash used by investing activities in the six months ended March 31, 2006 decreased by $77.6 million to $18.5 million compared to $96.1 million in the six months ended March 31, 2005, primarily due to cash paid for the acquisition of CosmoProf in the first six months of fiscal year 2005 and lower capital expenditures in the six months ended March 31, 2006. Capital expenditures were $14.2 million for the six months ended March 31, 2006 compared to $30.5 million during the six months ended March 31, 2005 with the higher amount in 2005 principally related to the new corporate support facility in Denton, Texas.

Net cash used by investing activities was $126.0 million, $139.9 million and $56.9 million during fiscal 2005, 2004 and 2003, respectively. The net cash used by investment activities primarily consisted of $96.9 million and $123.7 million spent for acquisitions in fiscal years 2005 and 2004, respectively, principally related to the December 2004 acquisition of CosmoProf and the December 2003 purchase of West Coast. In addition, capital expenditures were $52.2 million and $52.0 million in fiscal years 2005 and 2004, respectively, compared to $34.2 million in fiscal year 2003, primarily due to a total of $35.0 million spent for the new corporate support facility in Denton, Texas in fiscal years 2005 and 2004.

Cash Provided (Used) by Financing Activities

Net cash used by financing activities was $22.5 million during the six months ended March 31, 2006 compared to net cash provided by financing activities of $40.2 million during the six months ended March 31, 2005. Net cash provided (used) by financing activities was negatively impacted in the six months ended March 31, 2006 by the net repayment of $16.7 million of notes with affiliated companies and the change in the book cash overdraft balance. For the six months ended March 31, 2005, Sally Holdings borrowed $43.5 million from affiliated companies.

Net cash provided by financing activities was $3.8 million for the year ended September 30, 2005 while net cash used by financing activities was $34.0 million and $23.1 million for the years ended September 30, 2004 and 2003, respectively. Net cash provided (used) by financing activities was impacted by changes in the book cash overdraft balance, equity distributions to Alberto-Culver pursuant to an intercompany agreement and the proceeds/payments on notes with affiliated companies in each of the years ended September 30, 2005, 2004 and 2003.

Pre-Transaction Liquidity

Two subsidiaries of Sally Holdings are permitted borrowing subsidiaries under Alberto-Culver’s $300 million revolving credit facility which expires on August 31, 2009 but from which they will be removed prior to completion of the transactions. BSG borrowed a total of $40.0 million under this credit facility during fiscal year 2005 in connection with the acquisition of CosmoProf and all such borrowings were repaid during the year. No borrowings by these subsidiaries were outstanding as of March 31, 2006, September 30, 2005 and September 30, 2004.

Sally Holdings historically has also had revolving credit facilities as well as notes payable and notes receivable with affiliated companies. Borrowings from affiliated companies of $31.8 million and $38.3 million were outstanding as of September 30, 2005 and 2004, respectively, while notes receivable from affiliated companies totaled $15.2 million and $22.8 million, respectively, at September 30, 2005 and 2004. All notes payable to affiliated companies and notes receivable from affiliated companies were repaid in December, 2005.

Subject to the restrictions set forth in the transaction agreements, prior to the completion of the transactions, Sally Holdings expects that net cash provided by operating activities will continue to be used in fiscal year 2006 for acquisitions, capital expenditures, market expansion and payments to Alberto-Culver under various intercompany agreements.

Post-Transaction Liquidity

In connection with the transactions, Sally Holdings expects to (a) enter into a $1.14 billion term loan facility, of which approximately $1.04 billion is anticipated to be drawn at closing, (b) issue approximately $710 million aggregate principal amount of notes or enter into an unsecured senior interim loan in an aggregate principal amount of up to $710 million and (c) enter into a $400 million asset-based revolving loan facility (“ABL facility”), subject to borrowing base limitations, of which approximately $100 million is anticipated to be drawn at closing. Sally Holdings and/or one or more of its subsidiaries is expected to incur aggregate indebtedness in connection with the transactions of approximately $1.85 billion. For a detailed description of the financing, see “Anticipated Terms of Financing” beginning on page [•]. All or a substantial portion of the proceeds from this new debt and the $575 million of proceeds from the equity investment by Investor will be used to pay a $25.00 per share cash dividend to holders of record of New Sally common stock (other than New Sally Class A common stock).

Following the completion of the transactions, Sally Holdings will be highly leveraged and a substantial portion of the liquidity needs of the Sally Holdings business will arise from debt service on indebtedness incurred in connection with the transactions and from funding the costs of operations, working capital and capital expenditures. Ongoing liquidity needs are expected to be funded by net cash provided by operating activities and borrowings and the ABL facility. See “—Contractual Obligations” below. Borrowings under the term loan facility may only be incurred on the closing date. In addition, New Sally’s ability to obtain liquidity from the issuance of additional public or private equity will be severely limited for at least two years following completion of the transactions because issuance of additional New Sally common stock may cause the New Alberto-Culver share distribution to be taxable to New Sally and New Sally stockholders under Section 355(e) of the Internal Revenue Code. See “Risk Factors—Risks Relating to the Transactions” beginning on page [•] and “Additional Agreements Relating to the New Alberto-Culver Share Distribution—Tax Allocation Agreement” beginning on page [•] for a more detailed discussion of Section 355(e) and the tax allocation agreement between Alberto-Culver and New Sally.

The ABL facility is expected to contain a covenant requiring Sally Holdings to maintain a fixed charge coverage ratio of 1.0 to 1.0 when availability under the facility falls below $40 million. The fixed charge coverage ratio is expected to be defined as the ratio of (A) EBITDA as it will be defined in the ABL facility (“credit agreement EBITDA”) to (B) fixed charges as they will be defined in the ABL facility (“fixed charges”). Fixed charges are expected to be defined as the sum of the amount of interest expense plus unfinanced capital expenditures plus prepayments of certain indebtedness plus mandatory payments on account of certain capital stock plus cash income tax expense plus certain cash dividends for the applicable period. Credit agreement EBITDA is expected to be defined as consolidated net earnings excluding the following: net interest expense; income tax expense; depreciation and amortization expense; and certain other items included in consolidated net earnings, including, among others, non-cash expenses and charges, extraordinary, unusual or non-recurring gains or losses, gains or losses associated with the sale or write down of assets not in the ordinary course of business and earnings of non-controlled affiliates in excess of cash dividends or distributions paid therefrom. The fixed charge coverage ratio is expected to be calculated using fixed charges and credit agreement EBITDA for the most recent four fiscal quarters as a whole. On a pro forma basis giving effect to the transactions, estimated fixed charges would have been $[•] million and $[•] million for the six months ended March 31, 2006 and 2005, respectively, and $[•] million for the fiscal year ended September 30, 2005. Credit agreement EBITDA was $[•] million and $[•] million for the six months ended March 31, 2006 and 2005, respectively, and was $[•] million for the fiscal year ended September 30, 2005. For purposes of calculating the fixed charge coverage ratio, credit agreement EBITDA is expected to be measured on a last-four-quarters basis. Accordingly, it can be disproportionately affected by a particularly strong or weak quarter and may not be comparable to the measure for any previous or subsequent four-quarter period.

New Sally presents credit agreement EBITDA in this proxy statement/prospectus-information statement to demonstrate that Sally Holdings would have been in compliance with this covenant as of March 31, 2006 on a pro forma basis after giving effect to the transactions. Failure to comply with the fixed charge coverage ratio covenant (if and when applicable) under the ABL facility would result in a default under such facility, which could also result in a default under the term loan facility and the notes and/or the interim loan facility. Absent a waiver or an amendment from Sally Holdings’ lenders and note holders, such defaults could permit the acceleration of all indebtedness under the ABL facility, term loan facility and the notes and/or the interim loan facility, which would have a material adverse effect on Sally Holdings’ results of operations, financial position and cash flows.

Credit agreement EBITDA is not a recognized measurement under accounting principles generally accepted in the United States of America, or “GAAP.” Credit agreement EBITDA is presented solely in connection with this discussion of the fixed charge coverage ratio maintenance requirement in the ABL facility. Investors should not consider credit agreement EBITDA as a substitute for financial performance and liquidity measures determined in accordance with GAAP, such as net income, operating income or operating cash flow. In addition, because other companies may calculate EBITDA differently than New Sally calculates EBITDA or credit agreement EBITDA, EBITDA may not be, and credit agreement EBITDA likely will not be, comparable to EBITDA or similarly titled measures reported by other companies.

Credit agreement EBITDA is expected to be calculated as set forth below, subject to the definitive documentation for the ABL facility. The table below also reconciles credit agreement EBITDA to its most directly comparable financial measures under GAAP, net earnings and net cash provided by operating activities, for the six months ended March 31, 2006 and 2005 and the year ended September 30, 2005 are as follows (in thousands):

	Six Months Ended March 31,						Year Ended September 30,
	2006			2005			2005
Net earnings		$64,979			$55,698			$116,461
Interest expense, net of interest income		492			1,394			2,966
Provision for income taxes		40,653			35,430			73,154
Depreciation and amortization		18,674			15,511			33,906
Other		[	• ]		[	• ]		[	• ]

Credit Agreement EBITDA	$	[	• ]	$	[	• ]	$	[	• ]

Net cash provided by operating activities		$65,386			$38,695			$115,455
Interest expense, net of interest income		492			1,394			2,966
Provision for income taxes		40,653			35,430			73,154
Deferred income taxes		345			(1,895)			(8,288)
Other		[	• ]		[	• ]		[	• ]

Credit Agreement EBITDA	$	[	• ]	$	[	• ]	$	[	• ]

The credit agreement EBITDA definition and other provisions of the ABL facility are still subject to negotiation and accordingly this definition may change before the documentation of the ABL facility is finalized.

Based upon the current level of operations and anticipated growth, Sally Holdings anticipates that existing cash balances, funds generated by operations and funds available under the new ABL facility will be sufficient to meet working capital requirements and to finance capital expenditures over the next twelve months. However, the ability of Sally Holdings to meet its debt service obligations and other capital requirements, including capital expenditures, will depend upon its future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond its control.

There can be no assurance that the Sally Holdings business will generate sufficient cash flows from operations, that anticipated net sales growth and operating improvements will be realized or that future borrowings will be available under the ABL facility in an amount sufficient to enable Sally Holdings to service its indebtedness or to fund its other liquidity needs. In addition, Sally Holdings’ ability to meet its debt service obligations and liquidity needs are subject to certain risks, which include, but are not limited to, restrictions on its ability to issue public or private equity for at least two years after completion of the transactions, increases in competitive activity, the loss of key suppliers, rising interest rates, the loss of key personnel, the ability to execute Sally Holdings’ business strategy and general economic conditions.

As a holding company, New Sally will depend on its subsidiaries, including Sally Holdings, to distribute funds to New Sally so that New Sally may pay its obligations and expenses. The ability of New Sally’s subsidiaries to make such distributions will be subject to their operating results, cash requirements and financial condition and their compliance with covenants and financial ratios related to their existing or future indebtedness. In addition, under Delaware law, the ability of each of Sally Holdings and its subsidiaries to make distributions to

New Sally will be limited to the extent (a) of its surplus, or if there is no surplus, of its net profits for the fiscal year in which the distribution is declared and/or the preceding fiscal year, if Sally Holdings or such subsidiary is a corporation, or (b) the fair value of its assets exceeds its liabilities, if Sally Holdings or such subsidiary is a limited liability company. If, as a consequence of these limitations, New Sally cannot receive sufficient distributions from its subsidiaries, it may not be able to meet its obligations to fund general corporate expenses or pay cash dividends to its shareholders. See “Risk Factors—Risks Relating to New Sally” beginning on page [•].

Contractual Obligations

Sally Holdings’ primary contractual cash obligations have historically been operating leases, notes payable to affiliated companies and purchase obligations. The majority of Sally Holdings’ operating leases are for Sally Beauty Supply and BSG stores, which typically are located in strip shopping centers. The use of operating leases allows Sally Holdings to expand its business to new locations without making significant up-front cash outlays for the purchase of land and buildings.

The following table is a summary of Sally Holdings’ contractual cash obligations and commitments outstanding by future payment dates at September 30, 2005:

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)
Long-term debt, including interest obligations (1)	$15,648	7,607	1,249	13,385	37,889
Operating leases (2)	96,045	142,827	73,334	51,583	363,789
Purchase obligations (3)	15,737	31,474	31,474	30,164	108,849
Other long-term obligations (4)	8,015	9,578	4,397	4,501	26,491

Total	$135,445	191,486	110,454	99,633	537,018

(1)	Long-term debt includes amounts owed to affiliated companies and capital leases. The entire balance of notes payable to affiliated companies of $31.8 million at September 30, 2005 was subsequently repaid in the first quarter of fiscal year 2006.
(2)	In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets.
(3)	Purchase obligations reflect legally binding agreements entered into by Sally Holdings to purchase goods that specify minimum quantities to be purchased with variable price provisions. In accordance with GAAP, these obligations are not reflected in the accompanying consolidated balance sheets.
(4)	Other long-term obligations principally represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements and deferred compensation arrangements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The contractual cash obligations of Sally Holdings will be substantially changed as a result of the transactions. Under the terms of the investment agreement, Sally Holdings and/or one or more of its subsidiaries are expected to incur approximately $1.85 billion of new debt. Upon completion of the transactions, Sally Holdings and/or one or more of its subsidiaries will have material contractual cash obligations related to the principal and interest payments for this new debt. The minimum required annual principal payments are expected to be approximately $10 million under the term loan facility with no other minimum required annual principal payments for the other components of the new debt. Assuming an estimated average interest rate of 8.59%, interest payments for the new debt are estimated to be approximately $158.6 million in the first year. Management’s assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt instruments at and after closing on financial terms currently contemplated and the interest rates applicable to each such instrument, are subject to changes that may be material. In addition, other future events could cause actual payments to differ materially from these amounts. See “Special Note Regarding Forward-Looking Statements” beginning on page [•], “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Sally” beginning on page [•] and “Risk Factors—Risks Relating to New Sally—The terms of the various forms of indebtedness have not been finalized and are subject to market risk” beginning on page [•].

At March 31, 2006 and September 30, 2005 and 2004, Sally Holdings had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as well as outstanding letters of credit related to inventory purchases, which totaled $2.1 million at March 31, 2006 and $1.8 million and $0.1 million, respectively, at September 30, 2005 and 2004.

Inflation

Management believes that inflation currently does not have a material effect on Sally Holdings’ results of operations.

Quantitative and Qualitative Disclosures About Market Risk

As a multinational corporation, Sally Holdings is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. Sally Holdings considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments.

Foreign currency exchange rate risk

Sally Holdings is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. Sally Holdings’ primary exposures are to changes in exchange rates for the U.S. dollar versus the British pound sterling, Canadian dollar, Euro and Mexican peso. Sally Holdings’ various currency exposures at times offset each other providing a natural hedge against currency risk. In fiscal 2005, approximately 11% of Sally Holdings’ sales were made in currencies other than the U.S. dollar. Fluctuations in U.S. dollar exchange rates within the range of the rates for fiscal years 2005, 2004 and 2003 are not expected to have a material effect on Sally Holdings’ financial condition and results of operations.

Sally Holdings uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. During the six months ended March 31, 2006 and the fiscal years ended September 30, 2005, 2004 and 2003, Sally Holdings used no derivative financial instruments.

Interest rate risk

Sally Holdings is subject to interest rate market risk in connection with its long-term debt. The principal interest rate exposure relates to amounts expected to be borrowed under Sally Holdings’ new term loan facility and ABL facility. Sally Holdings and/or one or more of its subsidiaries expects to incur approximately $1.14 billion of indebtedness with variable interest rates under its term loan facility and ABL facility in connection with the transactions, including approximately $100 million that is anticipated to be drawn under the ABL facility. A change in the estimated interest rate on the anticipated $1.14 billion of borrowings under the term loan facility and the ABL facility up or down by 1/8% will increase or decrease earnings before provision for income taxes by approximately $1.4 million on an annual basis, respectively.

Sally Holdings and/or its subsidiaries will be sensitive to interest rate fluctuations. In order to enhance its ability to manage risk relating to cash flow and interest rate exposure, Sally Holdings and/or its subsidiaries may enter into and maintain derivative instruments, such as interest rate swap agreements, for periods consistent with the related underlying exposures. In addition, the term loan facility may require that Sally Holdings and/or its subsidiaries hedge a portion of their floating interest rate exposure for a specified period.

Sally Holdings’ expected maturities by fiscal year of existing long-term fixed rate debt* at September 30, 2005 is as follows (in thousands):

2006	$13,880
2007	2,049
2008	3,886
2009	82
Thereafter	12,811

Total**	$32,708

Fair value	$32,842

*	Includes notes payable to affiliated companies and capital leases. The entire balance of notes payable to affiliated companies of $31.8 million at September 30, 2005 was subsequently repaid in the first quarter of fiscal year 2006.
**	The average interest rate was 5.29%.

Credit risk

Sally Holdings is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by Sally Holdings’ policy of investing in a diversified portfolio of securities with high credit ratings.

Sally Holdings provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Sally Holdings’ exposure to concentrations of credit risk with respect to trade receivables is mitigated by Sally Holdings’ broad customer base. Sally Holdings believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management of Sally Holdings believes these estimates and assumptions are reasonable. Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material effect on the presentation of Sally Holdings’ financial condition, changes in financial condition or results of operations.

Sally Holdings’ critical accounting policies relate to the valuation of inventories, vendor allowances, income taxes and stock-based compensation.

Valuation of Inventories

When necessary, Sally Holdings provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Inventories are stated at the lower of cost (first in, first out method) or market (net realizable value). Estimates of the future demand for Sally Holdings’ products and changes in stock-keeping units are some of the key factors used by Sally Holdings’ management in assessing the net realizable value of inventories. Sally Holdings estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect Sally Holdings’ inventories and cost of products sold and distribution expenses.

Vendor Allowances

Sally Holdings accounts for cash consideration received from vendors under Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a

Vendor. EITF 02-16 states that cash consideration received by a customer is presumed to be a reduction of the cost of sales unless it is for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products. The majority of cash consideration received by Sally Holdings is considered to be a reduction of the cost of sales and is allocated to cost of products sold and distribution expenses as the related inventory is sold. Sally Holdings’ management considers the facts and circumstances of the various contractual agreements with vendors in order to determine the appropriate classification of amounts received in the statements of earnings. Sally Holdings records cash consideration expected to be received from vendors in other receivables. These receivables are recorded at the amount Sally Holdings’ management believes will be collected based on the provisions of the programs in place and are computed by estimating the point in time that Sally Holdings has completed its performance under the agreements and the amounts earned. These receivables could be significantly affected if actual results differ from management’s expectations.

Income Taxes

Sally Holdings records tax provisions in its consolidated financial statements based on an estimation of current income tax liabilities. The development of these provisions requires judgments about tax issues, potential outcomes and timing. If Sally Holdings prevails in tax matters for which provisions have been established or is required to settle matters in excess of established provisions, Sally Holdings’ effective tax rate for a particular period could be significantly affected.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. Sally Holdings’ management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize Sally Holdings’ deferred tax assets, net of the valuation allowance currently recorded. In the future, if Sally Holdings determines that certain deferred tax assets will not be realizable, the related adjustments could significantly affect Sally Holdings’ effective tax rate at that time.

Stock-Based Compensation

Effective October 1, 2005, Sally Holdings adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). Sally Holdings recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. Sally Holdings considers the calculation and treatment of stock option expense under SFAS No. 123 (R) to be a critical accounting policy.

The amount of stock option expense is determined based on the fair value of each stock option grant, which is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life, volatility, risk-free interest rate and dividend yield. The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding. Sally Holdings estimates the expected life based on historical exercise trends. Sally Holdings estimates expected volatility based on the historical volatility of Alberto-Culver’s common stock. The estimate of the risk-free interest rate is based on the U.S. Treasury bill rate for the expected life of the related stock options. The dividend yield represents Alberto-Culver’s anticipated cash dividend over the expected life of the stock options. The amount of stock option expense recorded is significantly affected by these estimates. In addition, Sally Holdings records stock option expense based on an estimate of the total number of stock options expected to vest, which requires Sally Holdings to estimate future forfeitures. Sally Holdings uses historical forfeiture experience as a basis for this estimate. Actual forfeitures differing from these estimates could significantly affect the timing of the recognition of stock option expense.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF NEW SALLY

On June 19, 2006, Alberto-Culver, Merger Sub, Sally Holdings, New Sally and Investor entered into the investment agreement pursuant to which,

•	Alberto-Culver will separate into two publicly-traded companies: New Alberto-Culver, which will own and operate the consumer products business, the issued and outstanding common stock of which will be 100% owned by Alberto-Culver stockholders, and New Sally, which will own and operate the Sally/BSG distribution business and approximately 52.5% of the common stock of which will be owned by Alberto-Culver stockholders on a fully diluted basis immediately following the conversion;

•	Investor will invest $575 million in New Sally for an equity interest representing approximately 47.5% of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Sally Holdings and/or one or more of its subsidiaries will incur approximately $1.85 billion of indebtedness; and

•	New Sally will use all or a substantial portion of the proceeds of the investment by Investor and the debt financing to pay all or a substantial portion of the $25.00 per share special cash dividend to holders of record of New Sally common stock (formerly Alberto-Culver stockholders) other than the New Sally Class A common stock held by Investor.

As a result of completion of the transactions contemplated by the investment agreement,

•	each holder of Alberto-Culver common stock as of the effective time of the holding company merger will have received one share of New Sally common stock for each share of Alberto-Culver common stock held of record, which shares of New Sally common stock in the aggregate, after giving effect to the investment by Investor, will represent approximately 52.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	Investor will have received shares of New Sally common stock that represent approximately 47.5% of the shares of New Sally common stock on a fully diluted basis immediately following the conversion;

•	each holder of record of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received the $25.00 per share special cash dividend; and

•	each holder of New Sally common stock (other than the New Sally Class A common stock) as of the record date for the distributions will have received one share of New Alberto-Culver common stock for each share of New Sally common stock held of record, which shares of New Alberto-Culver common stock in the aggregate will represent 100% of the issued and outstanding shares of New Alberto-Culver common stock immediately following the distributions.

See “The Transactions—Description of the Transactions” beginning on page [•].

The unaudited condensed pro forma consolidated balance sheet of New Sally reflects the unaudited condensed consolidated historical balance sheet of Sally Holdings as of March 31, 2006 as if the transactions had occurred on that date. The unaudited condensed pro forma consolidated statements of earnings of New Sally reflect the operations of Sally Holdings for the six months ended March 31, 2006 and the operations of Sally Holdings for the year ended September 30, 2005 as if the transactions had occurred on October 1, 2004. Certain reclassifications have been made to the historical presentation of Sally Holdings to conform to the presentation used in the unaudited condensed pro forma consolidated financial statements.

The unaudited condensed pro forma consolidated financial statements of New Sally presented below are derived from the historical consolidated financial statements of Sally Holdings and adjusted to give effect to, among other things:

•	the issuance of approximately 92,757,271 shares of New Sally common stock in connection with the holding company merger;

•	the contribution of Sally Holdings to New Sally by Alberto-Culver;

•	the issuance of shares of New Sally Class A common stock to Investor and the subsequent conversion of such shares into approximately 85,622,096 shares of New Sally common stock;

•	the receipt of $575 million from Investor in consideration for the issuance of the shares of New Sally Class A common stock described above;

•	the incurrence by Sally Holdings and/or one or more of its subsidiaries of approximately $1.85 billion of indebtedness and approximately $42.4 million in associated costs;

•	the transfer of all of the cash of Sally Holdings to Alberto-Culver other than the amount described under “The Separation Agreement—Covenants”;

•	the payment to Alberto-Culver and Investor of the amounts described under “The Investment Agreement—Fees and Expenses”; and

•	the payment of a $25.00 per share cash dividend to New Sally stockholders of record as of the record date for the distributions.

The share numbers and dollar and settlement amounts are based on Alberto-Culver share numbers and balances as of March 31, 2006.

Regardless of the exact legal order of the various transactions, items that impact New Sally are reflected in the unaudited condensed pro forma consolidated financial statements of New Sally and items that impact New Alberto-Culver are reflected in the unaudited condensed pro forma consolidated financial statements of New Alberto-Culver.

The pro forma adjustments are based upon available information and assumptions that management of New Sally believes are reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates and may not prove to be accurate.

The unaudited condensed pro forma consolidated statements of earnings presented below do not reflect any one-time charges or additional costs expected to result from the transactions. Non-recurring charges related to the transaction have been excluded from the unaudited condensed pro forma consolidated statements of earnings in accordance with Regulation S-X. The estimated pre-tax, one-time charges that have been excluded include $77.6 million of transaction expenses, $7.2 million related to the accelerated vesting of equity-based awards and $3.6 million of severance benefits for Mr. Renzulli. In addition, the unaudited condensed pro forma consolidated statements of earnings do not give effect to additional costs New Sally expects to incur associated with operating as a stand-alone company.

The unaudited condensed pro forma consolidated financial statements are for illustrative purposes only and do not reflect what New Sally’s financial position and results of operations would have been had the transactions occurred on the dates indicated and are not indicative of New Sally’s future financial position and future results of operations. The consolidated financial statements of New Sally will reflect the effects of the transactions only from the date of completion of the transactions. In addition, the unaudited condensed pro forma consolidated financial statements reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the other financial information included or incorporated by reference elsewhere in this proxy statement/prospectus—information statement.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Sally

As of March 31, 2006

(In thousands, except share data)

	Historical Sally Holdings	Pro Forma Adjustments		Pro Forma New Sally
Assets
Current Assets:
Cash and cash equivalents	$62,819	$(25,420	)(1)	$37,399
Receivables, net	59,672	—		59,672
Inventories	555,450	—		555,450
Other current assets	15,775	—		15,775

Total current assets	693,716	(25,420)		668,296
Property and equipment, net	145,671	—		145,671
Goodwill	353,774	—		353,774
Other assets	53,494	42,425	(2)	95,919

Total Assets	$1,246,655	$17,005		$1,263,660

Liabilities and Stockholders' Equity
Current Liabilities:
Current maturities of long-term debt	$420	$10,400	(3)	$10,820
Accounts payable	145,889	3,677	(4)	149,566
Accrued expenses	99,917	3,641	(5)	103,558
Income taxes	—	18,049	(6)	18,049
Due to Alberto-Culver	704	(704	)(7)	—

Total current liabilities	246,930	35,063		281,993
Long-term debt	817	1,839,600	(3)	1,840,417
Other liabilities	31,247	(2,730	)(8)	28,517
Total stockholders' equity (deficit)	967,661	(1,854,928	)(9)	(887,267)

Total Liabilities and Stockholders' Equity	$1,246,655	$17,005		$1,263,660

Notes to Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Sally as of March 31, 2006

(1)	Represents the following pro forma adjustments that adjust New Sally’s cash in accordance with the various transaction agreements (in thousands):

Adjust cash balance to the estimated amount that will remain with New Sally after the New Alberto-Culver share distribution in accordance with the terms of the separation agreement	$18,580
Cash proceeds from investment in New Sally by Investor	575,000
Cash proceeds from incurrence of new debt by Sally Holdings and/or one or more of its subsidiaries	1,850,000
Payment of fees and expenses associated with new debt	(42,425)
Payment of cash dividend by New Sally	(2,318,932)
Estimated payment to Alberto-Culver under the cash dividend true-up provision in the investment agreement	(30,068)
Payment of specified portion of Alberto-Culver estimated transaction expenses	(20,000)
Payment of transaction fee to CD&R	(30,000)
Payment of other Investor estimated transaction expenses	(27,575)

$(25,420)

The amount of the cash dividend is based on the number of Alberto-Culver shares outstanding on March 31, 2006.

If the market flex provisions applicable to the new debt financings were fully exercised and the interim loan facility was fully funded, the related one-time financing fees would increase by approximately $[•] million.

(2)	Represents the capitalization of debt issuance costs associated with the $1.85 billion of debt incurred by Sally Holdings and/or one or more of its subsidiaries in connection with the transactions.

(3)	Represents the $1.85 billion of debt incurred by Sally Holdings and/or one or more of its subsidiaries in connection with the transactions as follows (in thousands):

Asset based revolving credit facility	$100,000
Bank term loan	1,040,000
Senior notes	430,000
Senior subordinated notes	280,000

Total debt	1,850,000
Current portion of bank term loan	(10,400)

Total long-term debt	$1,839,600

The debt obligations set forth above reflect assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

(4)	Represents the trade accounts payable balance owed to New Alberto-Culver for inventory purchases. This balance was reported in the intercompany due to Alberto-Culver line on the historical Sally Holdings balance sheet.

(5)	Represents the accrual of severance benefits for Mr. Renzulli under his termination and consulting agreement.

(6)	Represents the following pro forma adjustments that adjust New Sally’s income taxes payable (in thousands):

Income tax payable resulting from the recognition of a deferred gain for federal and state income tax purposes	$17,238
Income tax payable resulting from the recognition intercompany profit in inventory that was previously unrecognized in the historical financial statements of Alberto-Culver (New Sally responsible for tax)	1,688
Income tax benefit related to the accrual of severance benefits for Mr. Renzulli under his termination and consulting agreement	(1,384)
Amount of income tax payable that becomes the responsibility of New Sally under the tax allocation agreement	507

$18,049

(7)	Represents the reclassification of New Sally’s trade accounts payable to New Alberto-Culver of $3.7 million and the elimination of the remaining net intercompany receivable from Alberto-Culver of $3.0 million which will be canceled upon completion of the transactions in accordance with the separation agreement.

(8)	Represents the recognition of deferred taxes associated with the accelerated vesting of New Sally stock options and restricted shares upon completion of the transactions.

(9)	Represents the following pro forma adjustments that adjust New Sally’s stockholders’ equity in accordance with the various transaction agreements (in thousands):

Issuance of equity securities by New Sally to Investor	$575,000
Payment of cash dividend by New Sally	(2,318,932)
Reduction of New Sally’s equity for:
Estimated payment to Alberto-Culver under the cash dividend true-up provision in the investment agreement	(30,068)
Amount of the adjustment of New Sally’s cash balance in excess of the payable due to Alberto-Culver that will be canceled in accordance with the terms of the separation agreement	(2,138)
Income taxes resulting from the recognition of intercompany profit in inventory that was previously unrecognized in the historical financial statements of Alberto-Culver (New Sally responsible for tax)	(1,688)
Impact on New Sally’s equity of non-recurring expenses recorded upon completion of the transactions:
Payment of specified portion of Alberto-Culver estimated transaction expenses	(20,000)
Payment of transaction fee to CD&R	(30,000)
Payment of other Investor estimated transaction expenses	(27,575)
Accelerated vesting of New Sally stock options and restricted shares	2,730
Accrual of severance benefits for Mr. Renzulli	(2,257)

$(1,854,928)

The amount of the cash dividend is based on the number of Alberto-Culver shares outstanding on March 31, 2006.

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally

for the Six Months Ended March 31, 2006

(In thousands, except per share data)

	Historical Sally Holdings		Pro Forma Adjustments		Pro Forma New Sally
Net sales	$1,167,456		—		$1,167,456
Cost of products sold and distribution expenses	630,629		—		630,629

Gross profit	536,827		—		536,827

Selling, general and administrative expenses	404,208		250	(2)	404,458
Corporate charges from Alberto-Culver	21,752		(14,416	)(3)	7,336
Transaction expenses	4,743		—		4,743

Operating earnings	106,124		14,166		120,290
Interest expense, net of interest income	492		82,292	(4)	82,784

Earnings before provision for income taxes	105,632		(68,126)		37,506
Provision for income taxes	40,653		(25,887	)(5)	14,766

Net earnings	$64,979		$(42,239)		$22,740

Net earnings per share:
Basic	NA	(1)	NA		$0.13

Diluted	NA	(1)	NA		$0.13

Weighted average shares outstanding:
Basic	NA		177,493	(6)	177,493

Diluted	NA		179,139	(6)	179,139

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally for the Six Months Ended March 31, 2006

(1)	Net earnings per share information has not been shown for historical Sally Holdings because it would not be meaningful since Sally Holdings is a wholly-owned subsidiary of Alberto-Culver with 1,000 shares outstanding.

(2)	Represents pro forma adjustments for the six month period for consulting services with Mr. Renzulli pursuant to his termination and consulting agreement.

(3)	Represents pro forma adjustment to eliminate the sales-based management fee charged by Alberto-Culver and reflected on the historical Sally Holdings statement of earnings. The agreement giving rise to the sales-based management fee will be terminated in connection with the transactions and the sales-based management fee will no longer be payable by New Sally. The remaining pro forma amount represents $ 1.7 million of direct expenses of Sally Holdings and $5.6 million of allocated corporate expenses that were charged to Sally Holdings by Alberto-Culver during the period. Management believes that this $5.6 million of allocated corporate expenses charged by Alberto-Culver is a reasonable estimate of additional costs that New Sally may incur as a stand-alone public company.

(4)	Represents estimated interest expense resulting from the new debt incurred by Sally Holdings and/or one or more of its subsidiaries based on an estimated weighted average interest rate of 8.59%. A change in the estimated interest rate up or down by 1/8% will decrease or increase earnings, as the case may be, before provision for income taxes by $1.2 million on a six-month basis. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.85 billion of new debt. In addition, this pro forma adjustment eliminates net interest paid by Sally Holdings to Alberto-Culver affiliates on notes payable repaid or cancelled in accordance with the transaction agreements. The interest expense pro forma adjustment consists of the following (in thousands):

Estimated interest expense on new debt	$79,001
Amortization of debt issuance costs and other annual fees	3,559
Interest paid by Sally Holdings to Alberto-Culver affiliates	(268)

$82,292

The estimated weighted average interest rate set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

In addition, the estimated weighted average interest rate set forth above, and the associated interest payments to be made by Sally Holdings and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents and the issuance of the notes. In the event that the interim loan is funded in lieu of issuing the notes, or market flex provisions in the debt commitments are exercised by the lenders, the interest expense payable by the borrower could increase. If the market flex provisions applicable to the new debt financings were fully exercised, the interim loan facility was fully funded, and the interim loans (and any permanent refinancing thereof) were incurred at the highest interest rate under the backstop terms, pro forma cash interest expense for the six-month period would increase by approximately $ [•] million.

(5)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(6)	The pro forma adjustment for basic and diluted weighted average shares outstanding represents the estimated number of New Sally shares to be issued to (a) holders of Alberto-Culver common stock in the holding company merger and (b) Investor in connection with its $575 million investment in New Sally. These estimates are based on the weighted average number of Alberto-Culver shares outstanding for the six months ended March 31, 2006. The pro forma adjustment for diluted weighted average shares outstanding includes the dilutive impact of outstanding Alberto-Culver stock options held by employees of Sally Holdings as of March 31, 2006 that are to be converted into New Sally stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	177,493
Dilutive impact of New Sally stock options	1,646

Diluted weighted average shares outstanding	179,139

Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally

for the Year Ended September 30, 2005

(In thousands, except per share data)

	Historical Sally Holdings		Pro Forma Adjustments		Pro Forma New Sally
Net sales	$2,254,307		—		$2,254,307
Cost of products sold and distribution expenses	1,227,307		—		1,227,307

Gross profit	1,027,000		—		1,027,000

Selling, general and administrative expenses	789,447		500	(2)	789,947
Corporate charges from Alberto-Culver	40,921		(27,614	)(3)	13,307
Non-cash charge	4,051		(4,051	)(4)	—

Operating earnings	192,581		31,165		223,746
Interest expense, net of interest income	2,966		163,991	(5)	166,957

Earnings before provision for income taxes	189,615		(132,826)		56,789
Provision for income taxes	73,154		(50,596	)(6)	22,558

Net earnings	$116,461		$(82,230)		$34,231

Net earnings per share:
Basic	NA	(1)	NA		$0.19

Diluted	NA	(1)	NA		$0.19

Weighted average shares outstanding:
Basic	NA		176,207	(7)	176,207

Diluted	NA		178,262	(7)	178,262

Notes to Unaudited Condensed Pro Forma Consolidated Statement of Earnings of New Sally for the Year Ended September 30, 2005

(1)	Net earnings per share information has not been shown for historical Sally Holdings because it would not be meaningful since Sally Holdings is a wholly-owned subsidiary of Alberto-Culver with 1,000 shares outstanding.

(2)	Represents a pro forma adjustment for consulting services with Mr. Renzulli pursuant to his termination and consulting agreement.

(3)	Represents pro forma adjustment to eliminate the sales-based management fee charged by Alberto-Culver and reflected on the historical Sally Holdings statement of earnings. The agreement giving rise to the sales-based management fee will be terminated in connection with the transactions and the sales-based management fee will no longer be payable by New Sally. The remaining pro-forma amount represents $3.0 million of direct expenses of Sally Holdings and $10.3 million of allocated corporate expenses that were charged to Sally Holdings by Alberto-Culver during the period. Management believes that this $10.3 million of allocated corporate expenses charged by Alberto-Culver is a reasonable estimate of additional costs that New Sally may incur as a stand-alone public company.

(4)	Represents a pro forma adjustment to eliminate the non-cash charge related to Alberto-Culver’s conversion to one class of common stock. This non-cash charge relates directly to stock compensation expense associated with Alberto-Culver stock options held by employees of Sally Holdings that will automatically vest upon completion of the transactions. As a result of the vesting, all future non-cash charge amounts (that would have been amortized over the original vesting periods absent the closing of the transactions) would have been recorded on the closing date as a one-time charge.

(5)

Represents estimated interest expense resulting from the new debt incurred by Sally Holdings and/or one or more of its subsidiaries based on an estimated interest rate of 8.59%. A change in the estimated interest rate up or down by 1/8% will decrease or increase earnings before provision for income taxes by $2.3 million on a yearly basis, respectively. This pro forma adjustment also includes the amortization of debt issuance costs associated with the $1.85 billion of new debt. In addition, this pro forma adjustment eliminates net interest paid by Sally Holdings to Alberto-Culver affiliates on notes payable repaid or cancelled in accordance with the transaction agreements. The interest expense pro forma adjustment consists of the following (in thousands):

Estimated interest expense on new debt	$158,634
Amortization of debt issuance costs and other annual fees	7,118
Interest paid by Sally Holdings to Alberto-Culver affiliates	(1,761)

$163,991

The estimated interest expense set forth above is solely for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions, including but not limited to assumptions regarding the availability of each of the debt obligations at and after closing on financial terms currently contemplated and the interest rates applicable to each such obligation, that are subject to changes that may be material.

In addition, the estimated weighted average interest rate set forth above, and the associated interest payments to be made by Sally Holdings and/or one or more of its subsidiaries, are subject to negotiation of the definitive debt financing documents and the issuance of the notes. In the event that the interim loan is funded in lieu of issuing the notes, or market flex provisions in the debt commitments are exercised by the lenders, the interest expense payable by the borrower could increase. If the market flex provisions applicable to the new debt financings were fully exercised, the interim loan facility was fully funded, and the interim loans (and any permanent refinancing thereof) were incurred at the highest interest rate under the backstop terms, pro forma cash interest expense for the one-year period would increase by approximately $[•] million.

(6)	Represents the income tax effect of the preceding pro forma adjustments using an estimated statutory rate of 38%.

(7)	The pro forma adjustment for basic and diluted weighted average shares represents the estimated number of New Sally shares to be issued to (a) holders of Alberto-Culver common stock in the holding company merger and (b) Investor in connection with its $575 million investment in New Sally. These estimates are based on the weighted average number of Alberto-Culver shares outstanding for the year ended September 30, 2005. The pro forma adjustment for diluted weighted average shares outstanding includes the dilutive impact of outstanding Alberto-Culver stock options held by employees of Sally Holdings as of September 30, 2005 that are to be converted into New Sally stock options upon completion of the transactions. The basic and diluted weighted average shares outstanding consist of the following (in thousands):

Basic weighted average shares outstanding	176,207
Dilutive impact of New Sally stock options	2,055

Diluted weighted average shares outstanding	178,262

MANAGEMENT OF NEW SALLY

Board of Directors Transaction Agreement Provisions

Composition. The investment agreement provides that upon completion of the transactions, the New Sally board of directors will, subject to the proviso below, consist of twelve individuals, in three staggered classes of four persons each, with six persons named by Alberto-Culver, including Mr. Winterhalter, at least four of whom qualify as independent of New Sally under the rules of the New York Stock Exchange, and six persons named by Investor, at least three of whom qualify as independent of New Sally under the rules of the New York Stock Exchange, provided that no designee is required to serve on the New Sally board of directors immediately following completion of the transactions but must have agreed, prior to completion of the transactions, to begin serving within a reasonable period of time following completion. If Mr. Winterhalter is unable or unwilling to serve as a director, Alberto-Culver may select another individual reasonably acceptable to Investor.

Pursuant to the stockholders agreement, following the 2007 annual meeting of stockholders of New Sally until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, so long as the ownership percentage of Investors’ and its affiliates’ and their permitted transferees’ shares of New Sally common stock in the aggregate equals or exceeds the percentages set forth in the table below, Investor will have the right to designate for nomination or appointment to the New Sally board of directors, a number of individuals set forth opposite the applicable percentage:

Ownership Percentage	Number of Investor Designees
45% or greater	six individuals

less than 45% but equal to or greater than 35%	four individuals

less than 35% but equal to or greater than 25%	three individuals

less than 25% but equal to or greater than 15%	two individuals

less than 15% but equal to or greater than 5%	one individual

Vacancies. Under the stockholders agreement, any vacancy occurring in the New Sally board of directors and any newly-created directorships will be filled by a vote of a majority of the remaining directors, provided that until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, the Investor designees who are members of the New Sally nominating and corporate governance committee (or if none remain, the remaining Investor designees) have the right to designate for nomination or appointment to the New Sally board of directors a replacement in the event of the death, resignation, retirement, disqualification or removal from office (other than removal for cause) of an Investor designee. Prior to the 2007 annual meeting of stockholders, the non-Investor designees have the right to designate for nomination or appointment to the New Sally board of directors a replacement in the event of the death, resignation, retirement, disqualification or removal from office (other than removal for cause) of a non-Investor designee.

Chairman. The investment agreement further provides that as of the closing date, the Chairman of the New Sally board of directors will be an Investor designee.

Directors and Executive Officers

Set forth below is information concerning those persons that New Sally expects to become its directors and executive officers as of the closing date. New Sally expects that its board of directors will be classified into three classes of four directors each with each director serving for a term ending at the annual meeting of stockholders in the year indicated below.

Name	Age	Position	Term as Director
Gary G. Winterhalter	54	President and Chief Executive Officer and Director(1)
John R. Golliher	53	President, Beauty Systems Group
Bennie L. Lowery	55	Senior Vice President and General Merchandise Manager, Beauty Systems Group
James T. Maher	60	Senior Vice President, Store Operations, Beauty Systems Group
Gary T. Robinson	59	Senior Vice President, Chief Financial Officer and Treasurer
W. Richard Dowd	63	Senior Vice President, Distribution and Chief Information Officer
Neil B. Riemer	55	President, Armstrong McCall
Raal H. Roos	54	Vice President, General Counsel and Secretary
Michael G. Spinozzi	46	President, Sally Beauty Supply
James G. Berges	58	Director(2)
John A. Miller	52	Director(1)
Richard J. Schnall	37	Director(2)
Sam J. Susser	66	Director(1)

(1)	Represents an Alberto-Culver designee. Alberto-Culver will name three additional Alberto-Culver designees to the New Sally board of directors.
(2)	Represents an Investor designee. Investor will name four additional Investor designees to the New Sally board of directors.

Gary G. Winterhalter will be New Sally’s President and Chief Executive Officer, as well as a director of New Sally. Prior to the transactions, Mr. Winterhalter served as the President of Sally Holdings since May 2005. Prior to that, Mr. Winterhalter served as President, Sally/BSG North America for longer than the past five years.

John R. Golliher will be New Sally’s President of Beauty Systems Group. Prior to the transactions, Mr. Golliher served as President of Beauty Systems Group since July 2006. From January 2004 to July 2006, Mr. Golliher served as Vice President and General Manager for the West Coast Beauty Systems division of Beauty Systems Group. Prior to that, Mr. Golliher served as Sally Holdings’ Vice President of Full Service, Beauty Systems Group East for longer than the past five years.

Bennie L. Lowery will be New Sally’s Senior Vice President and General Merchandise Manager of Beauty Systems Group. Prior to the transactions, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Beauty Systems Group since May 2006. Prior to that, Mr. Lowery served as Senior Vice President and General Merchandise Manager of Sally Beauty Supply for longer than the past five years.

James T. Maher will be New Sally’s Senior Vice President, Store Operations of Beauty Systems Group. Prior to the transactions, Mr. Maher served as Senior Vice President, Store Operations of Beauty Systems Group since May 2006. Prior to that, Mr. Maher served as Senior Vice President, Store Operations of Sally Beauty Supply for longer than the past five years.

Gary T. Robinson will be New Sally’s Senior Vice President, Chief Financial Officer and Treasurer. Prior to the transactions, Mr. Robinson served as Sally Holdings’ Senior Vice President and Chief Financial Officer for longer than the past five years.

W. Richard Dowd will be New Sally’s Senior Vice President, Distribution and Chief Information Officer. Prior to the transactions, Mr. Dowd served as Sally Holdings’ Senior Vice President, Distribution and Chief Information Officer for longer than the past five years.

Neil B. Riemer will be New Sally’s President of Armstrong McCall. Prior to the transactions, Mr. Riemer served as President of Armstrong McCall since September 2004. From October 2002 to September 2004, Mr. Riemer served as Vice President, Franchise Development of Armstrong McCall. Prior to that, Mr. Riemer served as Vice President, Purchasing of Armstrong McCall for longer than the past five years.

Raal H. Roos will be New Sally’s Vice President, General Counsel and Secretary. Prior to the transactions, Mr. Roos served as Sally Holdings’ Vice President, General Counsel and Secretary for longer than the past five years.

Michael G. Spinozzi will be New Sally’s President of Sally Beauty Supply. Prior to the transactions, Mr. Spinozzi served as President of Sally Beauty Supply since May 2006. Prior to that, Mr. Spinozzi served in several capacities at Borders Group, Inc. for longer than the past five years, most recently as Executive Vice President.

James G. Berges will be a director of New Sally. Mr. Berges is an operating partner of CD&R. Mr. Berges is retired President of Emerson Electric Co. Mr. Berges was President of Emerson Electric Co. from 1999 until his retirement in 2005. Emerson Electric Co. is a global manufacturer of products, systems and services for industrial automation, process control, HVAC, electronics and communications, and appliances and tools. He is also a director of MKS Instruments, Inc. and PPG Industries, Inc.

John A. Miller will be a director of New Sally. Prior to the transactions, Mr. Miller served as a director of Alberto-Culver since July 2002 and as the President and Chief Executive Officer of North American Corporation of Illinois, a multi-divisional company specializing in industrial paper products, packaging, printing and other commercial consumables, for more than the past five years. Mr. Miller is also a director of Atlantic Premium Brands, Ltd. and Laureate Education, Inc.

Richard J. Schnall will be a director of New Sally. Mr. Schnall is a financial principal of CD&R. Prior to joining CD&R in 1996, he worked in the Investment Banking division of Donaldson, Lufkin & Jenrette, Inc. and Smith Barney & Co. Mr. Schnall is a limited partner of CD&R Associates VI Limited Partnership, a director and stockholder of CD&R Investment Associates VI, Inc. and a director of VWR International, Inc. and SIRVA, Inc. Mr. Schnall is a graduate of the Wharton School of Business at the University of Pennsylvania and holds a Masters of Business Administration from Harvard Business School.

Sam J. Susser will be a director of New Sally. Prior to the transactions, Mr. Susser served as a director of Alberto-Culver since January 2001 and as Chairman of the Board of SSP Partners, an operator of convenience stores under the brand name “Circle K,” since 1995.

Annual Meeting

New Sally’s amended and restated by-laws will provide that an annual meeting of stockholders will be held each year on a date specified by the New Sally board of directors. New Sally expects the first annual meeting of its stockholders following the transactions to be held in January 2007.

Committees of the Board of Directors

Pursuant to the requirements of the stockholders agreement, the New Sally board of directors will establish the following committees:

•	audit committee;

•	executive committee;

•	compensation committee;

•	nominating and corporate governance committee; and

•	a finance committee.

The membership and function of each committee are described below.

Each committee will consist of four members, of whom two will be Investor designees and two will be non-Investor designees. An Investor designee will chair the compensation committee, the nominating and corporate governance committee and the finance committee, and a non-Investor designee will chair all other committees.

Audit Committee

The New Sally audit committee is expected to be composed of [•], each of whom New Sally expects will be considered independent under the independence requirements of the New York Stock Exchange and the Exchange Act, and financially literate as required by the New York Stock Exchange. New Sally expects that at least one of the members will qualify as an audit committee financial expert, as such term is defined by the SEC.

The New Sally audit committee will assist the New Sally board of directors in fulfilling its oversight responsibilities for:

•	the integrity of New Sally’s financial statements;

•	New Sally’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of New Sally’s internal audit function and independent auditors.

New Sally expects that the New Sally audit committee will establish a pre-approval policy to pre-approve all permissible audit and non-audit services provided by New Sally’s independent auditors. New Sally expects that on an annual basis, the New Sally audit committee will review and provide pre-approval for certain types of services that may be rendered by the independent auditors, together with a budget for the applicable fiscal year. The pre-approval policy is also expected to require the pre-approval of any fees that are in excess of the amount budgeted by the New Sally audit committee. The pre-approved policy is expected to contain a provision delegating pre-approval authority to the chairman of the New Sally audit committee in instances when pre-approval is needed prior to a scheduled audit committee meeting. The chairman of the New Sally audit committee would be required to report on such pre-approvals at the next scheduled audit committee meeting.

The New Sally audit committee will be governed by the New Sally audit committee charter, which will be adopted by the New Sally board of directors and will be available at New Sally’s website at www. [•].com.

Executive Committee

The New Sally executive committee is expected to be composed of [•]. The New Sally executive committee is expected to have many of the powers of the New Sally board of directors and is expected to be authorized to act when the New Sally board of directors is not in session.

Compensation Committee

The New Sally compensation committee is expected to be composed of [•], each of whom New Sally expects will be considered independent under the independence requirements of the New York Stock Exchange. The function of the New Sally compensation committee will be to, among other things:

•	review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate the chief executive officer’s performance in light of those goals and objectives;

•	determine and approve the chief executive officer’s compensation level based on this evaluation;

•	approve compensation of other executive officers;

•	review and recommend to the New Sally board of directors equity based incentive compensation plans in which executive officers will participate;

•	prepare the compensation committee report on executive compensation, which will be required to be included in New Sally’s annual proxy statements; and

•	assure management development and succession planning.

The New Sally compensation committee will be governed by the New Sally compensation committee charter, which will be adopted by the New Sally board of directors and will be available at New Sally’s website at www. [•].com.

Nominating and Corporate Governance Committee

The New Sally nominating and corporate governance committee is expected to be composed of [•], each of whom New Sally expects will be considered independent under the independence requirements of the New York Stock Exchange. The function of the New Sally nominating and corporate governance committee will be to, among other things:

•	identify and recommend to the New Sally board of directors, individuals qualified to be directors of New Sally, consistent with criteria approved by the New Sally board of directors, for either appointment to the board or to stand for election at a meeting of stockholders;

•	develop and recommend to the New Sally board of directors corporate governance guidelines for New Sally; and

•	oversee the evaluation of the New Sally board of directors and management.

The New Sally nominating and corporate governance committee will be governed by the New Sally nominating and corporate governance committee charter, which will be adopted by the New Sally board of directors and will be available on New Sally’s website at www. [•].com.

Finance Committee

The New Sally finance committee is expected to be composed of [•]. The New Sally finance committee is expected to have functions customarily designated to finance committees of publicly-traded companies.

Corporate Governance

Communications with the Board of Directors

After the transactions, any holder of New Sally stock who desires to contact the New Sally board of directors may do so by mailing any communications directly to the attention of the chairman at New Sally’s headquarters in Denton, Texas. The chairman will determine what, if any, actions need be taken with respect to each communication including discussing such matters with only the non-management directors, a specific committee or the full board of directors.

Nomination of Directors

The New Sally board of directors is responsible for nominating directors for election by the New Sally stockholders and filling any vacancies on the New Sally board of directors that may occur. The New Sally nominating and corporate governance committee will be responsible for identifying individuals the committee believes are qualified to become New Sally board members. The New Sally nominating and corporate governance committee will consider recommendations for director nominees from a wide variety of sources, including other members of the board, management, stockholders, and, if deemed appropriate, from professional search firms. The nominating and corporate governance committee will take into account the applicable requirements for directors under the Exchange Act and the listing standards of the New York Stock Exchange. In addition, the committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including such candidate’s judgment, skill, integrity, and business and other experience.

Director Qualifications

In order to be recommended by the nominating and corporate governance committee, subject to the provisions of the stockholders agreement, the candidate for director must, at a minimum, have integrity, be committed to act in the best interest of all of New Sally’s stockholders, and be able and willing to devote the required amount of time to New Sally’s affairs, including attendance at New Sally board of director meetings. In addition, the candidate cannot jeopardize the independence of a majority of the New Sally board of directors.

The candidate should preferably also have the following qualifications: business experience, demonstrated leadership skills, experience on other boards and skill sets which add to the value of New Sally’s businesses.

Code of Ethics, Code of Business Conduct and Ethics and Governance Guidelines

New Sally expects that it will adopt a code of ethics that will apply to the Chief Executive Officer, Chief Financial Officer and Corporate Controller. Upon adoption, New Sally will provide copies of such code of ethics to any person, without charge, upon written request to the Corporate Secretary.

New Sally also expects that it will adopt (i) Governance Guidelines, and (ii) a Code of Business Conduct and Ethics that will apply to directors, officers and employees. Copies of these documents will be available on New Sally’s website at www. [•].com and will be available in print to any person, without charge, upon written request to the Corporate Secretary.

Compensation of Directors

Cash Compensation

New Sally expects that each non-employee director will receive the following cash compensation for service on the New Sally board of directors and committees of the New Sally board of directors:

•	an annual retainer of $[•];

•	$[•] for each meeting of the New Sally board of directors and each meeting of the audit committee, compensation committee, nominating and corporate governance committee and finance committee attended; and

•	$[•] for each such committee conference call meeting attended.

Additionally, New Sally expects that the chairman of each of the New Sally audit committee, compensation committee, nominating and corporate governance committee and finance committee will receive an additional annual retainer of $[•].

Employee directors will receive no additional compensation for serving on the New Sally board of directors or its committees.

Equity Compensation

New Sally expects to adopt an equity compensation policy that will be customary for companies of its size in the distribution business.

RELATED PARTY TRANSACTIONS OF NEW SALLY

New Sally and Sally Holdings are currently wholly-owned subsidiaries of Alberto-Culver and will continue to be wholly-owned subsidiaries of Alberto-Culver until completion of the transactions. Sally Holdings and Alberto-Culver have a history of arrangements arising out of their status as parent and wholly-owned subsidiary, including those entered into in connection with the transactions which are described in this proxy statement/prospectus—information statement. See Note 4 to the Sally Holdings historical consolidated financial statements included in this proxy statement/prospectus-information statement.

COMPENSATION OF EXECUTIVE OFFICERS OF NEW SALLY

Historical Compensation of Executive Officers

The following table contains compensation information for the person to be named New Sally’s Chief Executive Officer and four other most highly compensated persons who New Sally currently believes will be named executive officers of New Sally upon the completion of the transactions. The determination of the four most highly compensated persons was based on their employment with Alberto-Culver for the year ended September 30, 2005. New Sally will refer to these executive officers as the “New Sally named executive officers.” All of the information included in this table reflects compensation earned by the New Sally named executive officers for services rendered to Alberto-Culver and its subsidiaries. Unless the context suggests otherwise, references to “restricted stock” and “stock options” mean shares of Alberto-Culver common stock and options to purchase Alberto-Culver common stock, respectively. Amounts shown are for individuals in their last position with Alberto-Culver and do not necessarily reflect the compensation which these individuals will earn in their new capacities as executive officers of New Sally.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts
	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Awards ($)	Securities Underlying Options(1) (#)	LTIP Payouts(2) ($)
Gary G. Winterhalter President and Chief Executive Officer	2005 2004 2003	556,250 496,250 477,259	100,000 525,000 446,000	0 0 0	0 0 0	38,600 42,000 48,000	0 280,000 360,000	135,433 112,496 15,915	(3)

John R. Golliher President, Beauty Systems Group	2005 2004 2003	304,169 272,180 150,577	49,939 72,948 60,044	0 0 0	0 43,830 0	6,300 6,900 7,500	0 20,000 0	22,691 20,881 11,765	(4)

Bennie L. Lowery Senior Vice President and General Merchandise Manager, Beauty Systems Group	2005 2004 2003	311,495 301,707 290,786	220,993 232,050 172,727	0 0 0	0 0 0	15,600 17,250 19,500	0 140,000 210,000	62,962 51,156 14,766	(5)

James T. Maher Senior Vice President, Store Operations, Beauty Systems Group	2005 2004 2003	214,516 207,775 200,292	175,210 168,070 159,473	0 0 0	0 0 0	11,200 12,300 14,250	0 100,000 150,000	40,408 37,831 15,390	(6)

Gary T. Robinson Senior Vice President and Chief Financial Officer	2005 2004 2003	245,583 230,378 215,611	103,421 175,808 159,380	0 0 0	0 0 0	11,200 12,300 14,250	0 100,000 150,000	45,925 41,037 15,609	(7)

(1)	The number of securities underlying the options granted has been adjusted to reflect the 50% stock dividend paid on February 20, 2004.
(2)	Represents long-term incentive plan payments under the Alberto-Culver SVIP. For the three-year performance period ended September 30, 2005, Alberto-Culver’s TSR was 37.01% placing it in the 31.7th percentile of the Standard & Poor’s 500 Index with no corresponding payout per unit. For the three-year performance period ended September 30, 2004, Alberto-Culver’s TSR was 104.07% placing it in the 87th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $2,000 under the Alberto-Culver SVIP. For the three-year performance period ended September 30, 2003, Alberto-Culver’s TSR was 136.95% placing it in the 97th percentile of the Standard & Poor’s 500 Index with a corresponding payout per unit of $3,000 under the Alberto-Culver SVIP.

(3)	The amount includes $2,795 of imputed income from life insurance; a contribution to the Profit Sharing Plan of $8,775; $5,219 of matching contributions to the Sally Beauty 401(k) Savings Plan and $118,644 pursuant to the Executive Deferred Compensation Plan.
(4)	The amount includes $1,139 of imputed income from life insurance; a contribution to the Profit Sharing Plan of $8,775; $5,219 of matching contributions to the Sally Beauty 401(k) Savings Plan and $7,558 pursuant to the Executive Deferred Compensation Plan.
(5)	The amount includes $3,245 of imputed income from life insurance; a contribution to the Profit Sharing Plan of $8,775; $5,219 of matching contributions to the Sally Beauty 401(k) Savings Plan and $45,723 pursuant to the Executive Deferred Compensation Plan.
(6)	The amount includes $2,448 of imputed income from life insurance; a contribution to the Profit Sharing Plan of $8,775; $5,219 of matching contributions to the Sally Beauty 401(k) Savings Plan and $23,966 pursuant to the Executive Deferred Compensation Plan.
(7)	The amount includes $2,774 of imputed income from life insurance; a contribution to the Profit Sharing Plan of $8,775; $5,219 of matching contributions to the Sally Beauty 401(k) Savings Plan and $29,157 pursuant to the Executive Deferred Compensation Plan.

Stock Option Grants

The following table contains information relating to the Alberto-Culver stock option grants made during the fiscal year ended September 30, 2005 to the New Sally named executive officers. The options are subject to the terms of the 2003 ACSOP. In connection with the transaction, options to purchase Alberto-Culver common stock that are outstanding immediately prior to the holding company merger will be converted into fully exercisable options to purchase New Sally common stock and such options that are held by the New Sally employees, including the New Sally named executive officers, will be adjusted in connection with the transactions.

OPTION GRANTS IN FISCAL YEAR 2005

	Individual Grants		Exercise price ($/sh)	Expiration Date
Name	Number of Securities Underlying Options Granted(1) (#)	Percent of Total Options Granted to Employees in Fiscal Year(2)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%($)	10%($)
Gary G. Winterhalter	38,600	2.6%	$43.83	9/30/2014	$1,063,988	$2,696,354
John R. Golliher	6,300	0.4%	$43.83	9/30/2014	$173,656	$440,079
Bennie L. Lowery	15,600	1.0%	$43.83	9/30/2014	$430,005	$1,089,718
James T. Maher	11,200	0.8%	$43.83	9/30/2014	$308,722	$782,362
Gary T. Robinson	11,200	0.8%	$43.83	9/30/2014	$308,722	$782,362

(1)

All of these options were granted on October 1, 2004. Options are non-qualified and granted under the 2003 ACSOP. All options have a maximum term of ten years from the date of grant and an exercise price per share equal to the fair market value of a share of common stock on the date of grant. Generally, options become exercisable on a cumulative basis in four equal annual increments, commencing one year after the date of grant. The Alberto-Culver compensation and leadership development committee may accelerate the exercisability of any options subject to such terms and conditions as it deems necessary and appropriate. If a participant retires, all options (a) vested at the time of retirement may be exercised for a period of two years following retirement and (b) unvested at the time of retirement may be exercised as they become vested under the regular vesting schedule for a period of five years from the date of grant, but in each case not after their stated expiration date. Retirement will be reached when a participant’s employment terminates and at the time of such termination the sum of the participant’s age and years of service with the company equals or exceeds 75 years. In the event of a change in control, as defined in the 2003 ACSOP, all outstanding options will immediately become fully vested. In certain circumstances, outstanding stock option awards may become options to purchase shares of the acquiring corporation, and in certain other circumstances, outstanding stock option awards may be cancelled in exchange for a cash payment.

(2)	The percentages were calculated by taking the number of options granted to the New Sally named executive officer and dividing that number by the total number of options granted to all employees of Alberto-Culver.
(3)	The dollar amounts in these columns assume that the market price per share of common stock appreciates in value from the date of grant to the expiration date of the option at the annualized rates indicated. These rates are set by the SEC and are not intended to forecast possible future appreciation, if any, of the price of common stock.

Stock Option Exercises

The following table contains information relating to the exercise of options to purchase Alberto-Culver common stock by the New Sally named executive officers during the fiscal year ended September 30, 2005, as well as the number and value of their unexercised in-the-money options to purchase Alberto-Culver common stock as of September 30, 2005.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End (1) ($) Exercisable/ Unexercisable
Gary G. Winterhalter	65,625	$1,356,705	49,025/61,950	$560,457/240,572
John R. Golliher	0	$0	18,150/10,050	$244,603/38,524
Bennie L. Lowery	27,937	$469,397	20,213/25,200	$234,004/98,153
James T. Maher	20,700	$549,501	14,687/18,113	$171,575/70,904
Gary T. Robinson	21,000	$504,572	24,887/18,113	$258,994/70,904

(1)	Based on the respective average of the high and low trading price of Alberto-Culver common stock ($44.40 per share) on September 30, 2005, the last trading day of the fiscal year.

Long-Term Incentive Awards

The following table contains information relating to the grant of performance units under the Alberto-Culver SVIP during the fiscal year ended September 30, 2005 to the New Sally named executive officers.

LONG-TERM INCENTIVE PLAN

AWARDS IN LAST FISCAL YEAR

	Number of Shares, Units or Other Rights (#)(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
Name			Threshold ($)	Target ($)	Maximum ($)
Gary G. Winterhalter	200	3 years	$50,000	$200,000	$400,000
John R. Golliher	30	3 years	$7,500	$30,000	$60,000
Bennie L. Lowery	85	3 years	$21,250	$85,000	$170,000
James T. Maher	65	3 years	$16,250	$65,000	$130,000
Gary T. Robinson	65	3 years	$16,250	$65,000	$130,000

(1)	Awards under the Alberto-Culver SVIP are made in the form of performance units, each unit having a payout value of $250 if the threshold performance level is attained, $1,000 if the target performance level is attained and $2,000 if the maximum performance level is attained. Units will have no value if the threshold performance level is not attained. In the event of a change in control, payouts of awards may be reduced (but not below zero) under certain circumstances, so as not to constitute “excess parachute payments” within the meaning of the Internal Revenue Code.

Performance units were granted at the beginning of fiscal year 2005 for the three-year performance period ending September 30, 2007. At the time the performance units were granted, the Alberto-Culver compensation and leadership development committee established objectives for such three-year performance period based on the percentile ranking of the total stockholder return of the Alberto-Culver common stock among the total stockholder returns of the companies comprising the Standard & Poor’s 500 Index. Participants may elect to receive cash or all or a portion of their award, less applicable withholding taxes, in common stock. Participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take at least 50% of their award, less applicable withholding taxes, in common stock. For grants made after April 28, 2005, participants owning shares of Alberto-Culver common stock having a dollar value below the ownership guidelines established by the Alberto-Culver compensation and leadership development committee will be required to take 100% of their award, less applicable withholding taxes, in common stock. In the event of a change in control, as defined in the Alberto-Culver SVIP, all or a pro-rata portion of the outstanding performance units, based on the number of fiscal years of each performance period that have elapsed and the total Alberto-Culver stockholder return for the Alberto-Culver common stock as of the date of the change in control compared to the total stockholder return of the companies comprising the index chosen for each such performance period by the Alberto-Culver compensation and leadership development committee from among those indexes specified in the Alberto-Culver SVIP (“Applicable Index”) as of the end of the last quarter for which such information is available, will become payable in cash within 30 days following such change in control, subject to any reduction of such payment pursuant to the preceding paragraph. If at least six full calendar months of any fiscal year have elapsed, the entire fiscal year shall be deemed to have elapsed.

No payout will be made if Alberto-Culver’s total stockholder return compared to the total stockholder return of companies comprising the Applicable Index would rank it at less than the 40th percentile. The Alberto-Culver compensation and leadership development committee may reduce or eliminate any award otherwise payable if Alberto-Culver’s total stockholder return for the applicable performance period is negative.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Messrs.Winterhalter, Lowery, Maher, Robinson and certain other New Sally executive officers are parties to severance agreements with Alberto-Culver that provide payments and benefits if such officer’s employment terminates under the circumstances set forth in their severance agreement within two years after a change in control. In connection with the execution of the investment agreement these New Sally executive officers entered into termination agreements providing that the transactions are not a change in control for the purposes of their severance agreements, that their severance agreements will terminate immediately before completion of the transactions and providing certain benefits described under “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•]. Following completion of the transactions, the New Sally named executive officers will enter into severance agreements with New Sally that are described under “The Transactions—Interests of Certain Persons in the Transactions” beginning on page [•].

OWNERSHIP OF COMMON STOCK OF NEW SALLY

Security Ownership of Certain Beneficial Owners and Management of New Sally

The following table sets forth the anticipated beneficial ownership of New Sally common stock immediately following the transactions by each of New Sally’s directors and named executive officers, each person who will be a beneficial owner of 5% or more of New Sally’s outstanding shares of common stock and all directors and executive officers as a group, based upon information available to us concerning ownership of Alberto-Culver common stock on June 30, 2006 (unless another date is indicated). Unless otherwise indicated, the mailing address of each of these persons is c/o New Sally Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, (708) 450-3000. As used in this proxy statement/prospectus—information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). The number of shares of Alberto-Culver common stock covered by options subject to conversion may not equal the number of shares of New Sally common stock covered by options to be issued to each individual upon completion of the transactions. Pursuant to the employee matters agreement, each Alberto-Culver option held by a current or former Sally Group or Alberto-Culver Group employee or a current or former member of the Alberto-Culver board of directors that is outstanding as of the time of the distributions will convert into an option to purchase New Sally common stock. Each such option will then, in the case of current or former New Sally employees (other than Mr. Renzulli) or a person who will serve as an independent director of New Sally after the distributions, be adjusted to reflect the distributions. The number of shares of New Sally common stock subject to such adjusted option and the per share exercise price of such adjusted option will be fixed in a way that maintains the intrinsic value of the New Sally option and does not increase the ratio of the per share exercise price of the New Sally option to the value of one share of Alberto-Culver common stock on the last business day occurring before the date on which Alberto-Culver common stock begins to trade “ex-distribution.” For the number of shares of restricted stock held by executive officers that will become fully vested in connection with the consummation of the transactions, see “The Transactions—Interests of Certain Persons in the Transactions.

Name	Shares to be Owned(1)		Alberto-Culver Options Beneficially Owned Subject to Conversion(1)		Percent of Class(2)
Gary G. Winterhalter	36,856		144,100		*
John R. Golliher	3,087		18,025		*
Bennie L. Lowery	4,880		61,413		*
James T. Maher	10,208		44,800		*
Gary T. Robinson	35,332	(3)	55,000		*
James G. Berges	[	•]	[	•]	[	•]
John A. Miller	6,750		11,249
Richard J. Schnall	[	•]	[	•]	[	•]
Sam J. Susser	3,037		16,974		*
All directors and executive officers as a group ([ ] persons)	[	•]	[	•]	[	•]
CDRS Acquisition LLC(4)	85,622,096		0		47.5%
Carol L. Bernick	12,497,116	(5)	0		[	•]

(1)	Except as otherwise noted, the directors and named executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.
(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.
(3)	Includes 20,130 shares held jointly with Mr. Robinson’s wife.
(4)

As a result of the New Sally share issuance, CDRS Acquisition LLC (“Investor”) will be issued shares of New Sally Class A common stock, which will be converted into shares of New Sally common stock as a result of the conversion and will represent, immediately following the conversion, approximately 47.5% of the shares of New Sally common stock on a fully diluted basis. In certain circumstances described in “The Transactions—Determination of Investment by Investor” beginning on page [•], Investor may be issued a number of shares of New Sally common stock representing up to 48% of the issued and outstanding common shares of New Sally immediately following the conversion. Clayton, Dubilier & Rice Fund VII, L.P (the “Fund”), as the result of its position as the sole member of Investor, CD&R Associates VII, Ltd. (“Associates VII”), as the result of its position as the general partner of the Fund, CD&R Associates VII, L.P. (“Associates VII LP”), as the result of its position as the sole shareholder of Associates VII, and CD&R Investment Associates VII, Ltd. (“Investment Associates VII”), as the result of its position as the general partner of Associates VII LP, may be deemed to beneficially own the shares of Common Stock in which Investor has beneficial ownership. Each of the Fund, Associates VII, Associates VII LP and Investment Associates VII disclaims beneficial ownership of the shares of common stock in which Investor has beneficial ownership.

(5)	Information is as of November 11, 2005. Mrs. Bernick shares the power to vote with respect to 8,064,997 shares and shares the power to dispose with respect to 2,302,467 shares. The mailing address for Mrs. Bernick is New Aristotle Holdings, Inc., c/o Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160 and the telephone number is (708) 450-3000. Includes 7,771,211 shares that are beneficially owned by Mr. Lavin as shown under “Ownership of Common Stock of New Alberto-Culver.” Under Section 13D of the Exchange Act, Mrs. Bernick also beneficially owns these shares.

DESCRIPTION OF NEW SALLY CAPITAL STOCK

Overview

The following is a description of the New Sally amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Sally capital stock and provisions of the New Sally amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Sally amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus—information statement. The descriptions do not purport to be complete statements of the provisions of New Sally’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Sally’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the holding company merger.

Authorized Capital Stock

Immediately following the holding company merger, New Sally’s authorized capital stock will consist of 400,000,000 shares of common stock, par value $0.01 per share, 100,000,000 shares of Class A common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. Based on approximately [•] shares of Alberto-Culver common stock that New Alberto-Culver expects to be outstanding on the closing date, and the number of options to purchase Alberto-Culver common stock held by employees of Sally Holdings, approximately [•] shares of New Sally common stock will be outstanding immediately following the holding company merger and the New Sally share issuance. All of the shares of New Sally common stock issued in the holding company merger and the conversion of the New Sally Class A common stock into New Sally common stock will be validly issued, fully paid and non-assessable.

Common Stock

Holders of New Sally common stock will be entitled to one vote for each share held on all matters submitted to a vote of New Sally stockholders. Accordingly, holders of a majority of the shares of New Sally common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of New Sally common stock will not be entitled to cumulative voting rights.

Holders of New Sally common stock will be entitled to receive any dividends that may be declared by the New Sally board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of liquidation, dissolution or winding up, holders of New Sally common stock will be entitled to receive proportionately any of the assets remaining after the payment of liabilities and subject to the prior rights of any outstanding New Sally preferred stock.

The holders of New Sally common stock will have no preemptive rights. The rights, preferences and privileges of holders of New Sally common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding New Sally preferred stock.

New Sally intends to file an application to have its common stock authorized for listing on the New York Stock Exchange under the symbol “[•].”

[•] will serve as the transfer agent and registrar for New Sally’s common stock.

Class A Common Stock

Pursuant to the New Sally share issuance and to facilitate the structure of the transactions, shares of New Sally Class A common stock will be issued to Investor and will be outstanding for only one day, the closing date.

At 12:01 a.m. Eastern time on the day following the closing date, each outstanding share of New Sally Class A common stock will automatically convert into one share of New Sally common stock. At this time, the rights of any holder with respect to shares of converted New Sally Class A common stock will cease and such holder will be deemed to have become the holder of an equivalent number of shares of New Sally common stock. As a result of the conversion, Investor and its affiliates will own approximately 47.5% of the shares of common stock of New Sally on a fully diluted basis immediately following the conversion.

Holders of New Sally Class A common stock cannot vote on any matter or participate in any dividend or other distribution with respect to the New Sally common stock and contemplated by the separation agreement and the investment agreement. Otherwise, all shares of common stock and New Sally Class A common stock will be identical and will entitle the holders thereof to the same rights and privileges (including voting rights).

Preferred Stock

The New Sally amended and restated certificate of incorporation will provide that the New Sally board of directors has the authority, without further vote or action by the New Sally stockholders, to issue up to 50,000,000 shares of New Sally preferred stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series.

The issuance of shares of New Sally preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to satisfy certain regulatory requirements or to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Provisions of the New Sally Amended and Restated Certificate of Incorporation and By-Laws and Delaware Law.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of holders of New Sally common stock.

Immediately following the transactions, no shares of New Sally preferred stock will be outstanding and New Sally has no present plans to issue any shares of its preferred stock.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE NEW SALLY AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW

A number of provisions in the New Sally amended and restated certificate of incorporation and amended and restated by-laws and under the DGCL may make it more difficult to acquire control of New Sally. These provisions may have the effect of discouraging a future takeover attempt not approved by the New Sally board of directors but which individual New Sally stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, New Sally stockholders who might desire to participate in such a transactions may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the New Sally board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of New Sally;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that the New Sally board of directors will have sufficient time to act in what the New Sally board of directors believes to be in the best interests of New Sally and stockholders; and

•	encourage persons seeking to acquire control of New Sally to consult first with the New Sally board of directors to negotiate the terms of any proposed business combination or offer.

Certificate of Incorporation and By-Laws

The following is a description of the New Sally amended and restated certificate of incorporation and amended and restated by-laws which will become effective prior to the holding company merger. The following descriptions of New Sally capital stock and provisions of the New Sally amended and restated certificate of incorporation and amended and restated by-laws are summaries of their material terms and provisions and are qualified by reference to the New Sally amended and restated certificate of incorporation and amended and restated by-laws, which are attached as Annex D and Annex E, respectively, to this proxy statement/prospectus-information statement. The descriptions do not purport to be complete statements of the provisions of New Sally’s amended and restated certificate of incorporation and amended and restated by-laws. You must read those documents for complete information on the terms of New Sally’s capital stock. The descriptions reflect changes to the capital structure, certificate of incorporation and by-laws that will be in effect prior to the holding company merger.

Unissued Shares of Capital Stock

Common Stock. Based on approximately [•] shares of Alberto-Culver common stock expected to be outstanding on the closing and the number of Alberto-Culver options held by employees of Sally Holdings, it is expected that New Sally will issue [•] shares of New Sally common stock to holders of record of Alberto-Culver common stock as of the effective time of the holding company merger and will have outstanding options to purchase [•] shares of New Sally common stock and will issue [•] shares of New Sally Class A common stock to Investor. The remaining shares of authorized and unissued common stock will be available for future issuance without additional New Sally stockholder approval, subject to the rules of the New York Stock Exchange. While the additional New Sally shares are not designed to deter or prevent a change of control, under some circumstances the additional shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with the board of directors in opposing a hostile takeover bid.

Preferred Stock. The certificate of incorporation provides that the New Sally board of directors has the authority, without any further vote or action by New Sally stockholders, to issue New Sally preferred stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. The existence of authorized but unissued New Sally preferred stock could reduce the attractiveness of New Sally as a target for an unsolicited takeover bid since New Sally could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Classified Board of Directors

The New Sally amended and restated certificate of incorporation provides that the New Sally board of directors will be divided into three classes of even number or nearly even number, with each class elected for staggered three-year terms expiring in successive years. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of New Sally because the staggered terms, together with the removal and vacancy provisions of the New Sally amended and restated certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of the New Sally board of directors.

Pursuant to the stockholders’ agreement and the amended and restated by-laws, following the 2007 annual meeting of stockholders and for no more than 10 years after the closing date, Investor will have the right to designate for nomination or appointment as follows:

Ownership Percentage	Number of Investor Designees
45% or greater	six individuals

less than 45% but equal to or greater than 35%	four individuals

less than 35% but equal to or greater than 25%	three individuals

less than 25% but equal to or greater than 15%	two individuals

less than 15% but equal to or greater than 5%	one individual

Filling Vacancies; Removal

The New Sally amended and restated certificate of incorporation provides that New Sally directors may be removed only for cause at a meeting of New Sally stockholders by a majority of the New Sally shares then entitled to vote. Vacancies in the New Sally board of directors may be filled only by a majority of the remaining directors, provided that (i) until the earlier of the tenth anniversary of the closing date and the termination of the stockholders agreement, the Investor designees will have the right to designate for nomination or appointment to the New Sally board of directors the individual to replace any Investor designee upon his retirement, disqualification or removal (other than removal for cause) so long as Investor has the right to designate such a member of the New Sally board of directors under the ownership percentages described above and (ii) until the 2007 annual meeting of stockholders of New Sally, the non-Investor designees will have the right to designate for nomination or appointment to the New Sally board of directors the individual to replace any non-Investor designee upon his retirement, disqualification or removal (other than removal for cause).

Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the New Sally board of directors) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. The New Sally amended and restated by-laws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the New Sally board of directors.

As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of the New Sally board of directors.

No Stockholder Action by Written Consent; Special Meetings

The New Sally amended and restated certificate of incorporation provides that any action required or permitted to be taken by New Sally stockholders must be effected at a meeting and vote by stockholders. Further New Sally’s amended and restated by-laws provide that special meetings may be called only by New Sally’s chairman of the board of directors, chief executive officer or president. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by an officer at the request of the board of directors or one of the other persons named above.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of New Sally Stockholders

The New Sally amended and restated by-laws provide for advance notice requirements for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at the New Sally principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

These provisions make it more difficult procedurally for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting and, therefore, may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Section 203 of the DGCL

Section 203 of the DGCL provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Except as specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 may encourage persons interested in acquiring New Sally to negotiate in advance with the New Sally board of directors, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

OF NEW SALLY’S DIRECTORS AND OFFICERS

Limitation of Liability of Directors

The New Sally amended and restated certificate of incorporation provides that, to the fullest extent provided by the DGCL and any amendments to the DGCL, no director will be personally liable to New Sally or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

New Sally’s amended and restated by-laws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of New Sally or is or was serving at the request of New Sally as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving, at the request of New Sally, as a director, officer, employee or agent, shall be indemnified and held harmless by New Sally to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that, with respect to proceedings to enforce rights to indemnification, New Sally shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the New Sally board of directors, subject to certain exceptions. The New Sally amended and restated by-laws will also provide that any person entitled to such indemnification shall have the right to be paid by New Sally expenses incurred in defending such proceeding in advance of its final disposition.

COMPARISON OF RIGHTS OF

NEW SALLY, NEW ALBERTO-CULVER AND ALBERTO-CULVER STOCKHOLDERS

The rights of Alberto-Culver stockholders are governed by the DGCL, the Alberto-Culver amended and restated certificate of incorporation and the Alberto-Culver amended and restated by-laws. After the completion of the transactions, the Alberto-Culver stockholders of record as of the effective time of the holding company merger will receive shares in New Alberto-Culver and New Sally. Their rights as stockholders will be governed by the DGCL and, with respect to New Sally, the New Sally amended and restated certificate of incorporation, the New Sally amended and restated by-laws and, with respect to New Alberto-Culver, the New Alberto-Culver amended and restated certificate of incorporation and the New Alberto-Culver amended and restated by-laws.

The table below summarizes the current rights of Alberto-Culver stockholders to the rights those stockholders will have as New Alberto-Culver and New Sally stockholders following the completion of the transactions. The table does not purport to be a complete statement of all the differences or a complete description of the specific provisions referred to in the summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders of Alberto-Culver should read carefully the relevant provisions of the DGCL, the Alberto-Culver amended and restated certificate of incorporation, the Alberto-Culver amended and restated by-laws, the New Sally amended and restated certificate of incorporation, the New Sally amended and restated by-laws, New Alberto-Culver amended and restated certificate of incorporation and the New Alberto-Culver amended and restated by-laws. See “Where You Can Find More Information” beginning on page [•].

	Alberto-Culver	New Sally	New Alberto-Culver
Corporate Governance:	The rights of Alberto-Culver stockholders are currently governed by the DGCL, Alberto-Culver’s amended and restated certificate of incorporation and Alberto-Culver’s amended and restated by-laws.	Prior to the closing of the transactions, New Sally will adopt and be governed by an amended and restated certificate of incorporation and amended and restated by-laws. The rights of New Sally stockholders are also governed by the DGCL.	Prior to the closing of the transactions, New Alberto-Culver will adopt and be governed by an amended and restated certificate of incorporation and amended and restated by-laws. The rights of New Alberto-Culver stockholders are also governed by the DGCL.

Authorized Capital Stock:	The total authorized shares of capital stock of Alberto-Culver consist of 300,000,000 shares of common stock, $.22 par value per share. There were [•] outstanding shares of common stock as of [•].

The total number of shares New Sally will have authority to issue is 550,000,000, consisting of:

a)      400,000,000 shares of common stock, par value $.01

b)      100,000,000 shares of Class A common stock, par value $.01

c)      50,000,000 shares of preferred stock, par value $.01

The total authorized shares New Alberto-Culver will have authority to issue is 450,000,000, consisting of:

a)      400,000,000 shares of common stock, par value $.01

b)      50,000,000 shares of preferred stock, par value $.01

	Alberto-Culver	New Sally	New Alberto-Culver
Rights of Preferred Stockholders:	Alberto-Culver has not authorized any preferred stock.	New Sally has not issued any of its authorized 50,000,000 shares of preferred stock. However, the amended and restated certificate of incorporation grants the board of directors the right to issue such shares at any time and determine the powers, designations, preferences, rights and limitations of the shares.	New Alberto-Culver has not issued any of its authorized 50,000,000 shares of preferred stock. However, the amended and restated certificate of incorporation grants the board of directors the right to issue such shares at any time and determine the powers, designations, preferences, rights and limitations of the shares.

Rights of Class A Stockholders:	Under the amended and restated certificate of incorporation of Alberto-Culver, there are no shares of Class A Common Stock authorized.	At 12:01 a.m. Eastern time on the first day following the closing date of the transactions, each share of Class A Common Stock shall be automatically converted on a one-for-one basis into shares of common stock without any action by the stockholder or the corporation.	Same as Alberto-Culver.

Stockholder Meeting Notice:	Under the DGCL and the Alberto-Culver amended and restated by-laws, holders of Alberto-Culver common stock are entitled to no more than 60 days’ nor less than 10 days’ prior notice for each meeting.	Same as Alberto-Culver.	Same as Alberto-Culver.

Right to Call Special Meetings:	The Alberto-Culver amended and restated by-laws authorize a special meeting of stockholders to be called only by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President.	Same as Alberto-Culver.	Same as Alberto-Culver.

Action by Written Consent of Stockholders:	The Alberto-Culver amended and restated certificate of incorporation provides that no corporate action of stockholders of	Same as Alberto-Culver.	Same as Alberto-Culver.

	Alberto-Culver	New Sally	New Alberto-Culver
Alberto-Culver may be taken without a meeting and vote of stockholders.

Board of Directors:

Pursuant to the Alberto-Culver amended and restated by-laws, the number of directors shall be eleven.

The Alberto-Culver amended and restated certificate of incorporation further provides that the number of directors fixed in the Alberto-Culver amended and restated by-laws may be changed only by receiving the affirmative vote of:

a)      At least 75% of the votes entitled to be cast in the election of directors, voting as one class, or

b)      Two-thirds of the directors in office at the time of vote.

The directors are divided into three classes which shall be as nearly equal in number as possible. When the number of directors is changed, any increase or decrease in the number of directorships shall be apportioned among the classes to make all classes as equal in number as possible.

Pursuant to the New Sally amended and restated by-laws, the number of directors shall be twelve.

The directors are divided into three classes which shall be as equal in number as possible. When the number of directors is changed, any increase or decrease in the number of directorships shall be apportioned among the classes to make all classes as equal in number as possible.

The initial board of directors will consist of six directors designated by Investor (The “CDR Designees”), at least three of whom qualify as independent directors under the rules of the New York Stock Exchange (“Independent Directors”) and six directors designated by Alberto-Culver (the “Non-CDR Designees”), at least four of whom qualify as Independent Directors. Each class shall consist of two CDR Designees and two Non-CDR Designees.

Following the 2007 annual meeting of stockholders:

a)      so long as the ownership by Investor, the Fund, their affiliates and permitted transferees of New Sally

Pursuant to the New Alberto-Culver amended and restated by-laws, the number of directors shall be not less than three and shall be fixed from time to time by a resolution of the board of directors of New Alberto-Culver.

The directors are divided into three classes which shall be as equal in number as possible. When the number of directors is changed, any increase or decrease in the number of directorships shall be apportioned among the classes to make all classes as equal in number as possible.

	Alberto-Culver	New Sally	New Alberto-Culver

         outstanding common stock (the “CDR Percentage”) equals or exceeds 45%, CDR Investor shall have the right to nominate six directors;

b)      if the CDR Percentage Interest is less than 45% but equals or exceeds 35%, CDR shall have the right to nominate four directors;

c)      if the CDR Percentage Interest is less than 35% but equals or exceeds 25%, CDR Investor shall have the right to nominate three directors;

d)      if the CDR Percentage Interest is less than 25% but equals or exceeds 15%, CDR Investor shall have the right to nominate two directors; and

e)      if the CDR Percentage Interest is less than 15% but equals or exceeds 5%, CDR Investor shall have the right to nominate one director.

Filling Vacancies on the Board of Directors:	Pursuant to the Alberto-Culver amended and restated by-laws, any vacancy occurring in the board of directors, and any newly-created directorships resulting from an increase in the authorized number of directors, may only be	Pursuant to the New Sally amended and restated by-laws, any vacancy occurring in the board of directors, and any newly-created directorships resulting from an increase in the authorized number of directors, may only be filled by a majority of the	Pursuant to the New Alberto-Culver amended and restated certificate of incorporation, any vacancy occurring in the board of directors, and any newly-created directorships resulting from an increase in the number of directors, may only be filled by a

	Alberto-Culver	New Sally	New Alberto-Culver
filled by a majority of the directors remaining in office, even though said remaining directors be less than a quorum.

directors remaining in office, even though said remaining directors be less than a quorum.

The CDR Designees shall have the right to designate any replacement for a CDR Designee.

Until the 2007 annual meeting of stockholders of New Sally, the non-Investor designees will have the right to designate any replacement for any non-Investor designee, with certain exceptions.

majority of the directors remaining in office, even though said remaining directors be less than a quorum, or by a sole remaining director.

Removal of Directors:	A director may be removed by the holders of a majority of the shares entitled to vote in the election of directors, voting as one class, but only for cause.	Any director may be removed at any time, but only for cause, upon the affirmative vote of the holders of a majority of the combined voting power of the voting shares outstanding.	Same as Alberto-Culver.

Committees:	The board may designate an Executive Committee and any such other committees as it may deem appropriate.

The board shall have an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Finance Committee and an Executive Committee.

Each committee shall have 4 members: 2 CDR Designees and 2 Non-CDR Designees.

Same as Alberto-Culver.

Indemnification of Directors, Officers and Employees	Pursuant to the DGCL, the Alberto-Culver amended and restated by-laws provide that Alberto-Culver shall indemnify its officers and directors to the fullest extent permitted under the DGCL.	Same as Alberto-Culver.	Same as Alberto-Culver.

	Alberto-Culver	New Sally	New Alberto-Culver
Liabilities of Directors:

The Alberto-Culver amended and restated certificate of incorporation provides that Alberto-Culver’s directors shall not be personally liable to Alberto-Culver or its stockholders for monetary damages for breach of fiduciary duty as director, except to the extent provided by applicable law as follows:

(a)    for any breach of the director’s duty of loyalty to the corporation or its stockholders;

(b)    for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;

(c)    for any illegal distributions; or

(d)    for any transactions from which the director derived an improper personal benefit.

		Same as Alberto-Culver.	Same as Alberto-Culver.

Dividends and Reserves:

Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is not a surplus, out of net profits, so long as the amount of capital following the payment is not less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference in the distribution of assets.

		Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is not a surplus, out of net profits, so long as the amount of capital following the payment is not less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference in the distribution of assets.	Same as Alberto-Culver.

	Alberto-Culver	New Sally	New Alberto-Culver
The Alberto-Culver amended and restated by-laws do not have a formal dividend policy.

Pursuant to the New Sally amended and restated by-laws, dividends may be declared by the board at any regular or special meeting and any such dividend may be paid in cash, property, or shares of the corporation’s capital stock.

The board may set aside reserves to fund dividends or to meet contingencies.

Corporate Indebtedness:	The Alberto-Culver amended and restated by-laws do not have a formal debt policy.	No loan shall be contracted on behalf of the corporation, and no evidence of indebtedness shall be issued in its name, unless authorized by the board.	Same as Alberto-Culver.

Anti-Takeover Provisions and Interested Stockholders

Alberto-Culver has not opted out of the provisions of Section 203 of the DGCL.

Section 203 prohibits, in certain circumstances, a business combination between the corporation and an interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. An interested stockholder is (i) a person who, directly or indirectly, controls 15% or more of the outstanding voting shares or (ii) a person who is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period, and the affiliates and associates of this person. A business combination includes (i) a merger or

		New Sally has not opted out of the provisions of Section 203 of the DGCL. See description of Section 203 under the Alberto-Culver column.	New Alberto-Culver has not opted out of the provisions of Section 203 of the DGCL. See description of Section 203 under the Alberto-Culver column.

Alberto-Culver	New Sally	New Alberto-Culver

consolidation of the corporation with or caused by an interested stockholder, (ii) a sale or other disposition of assets having an aggregate market value equal to 10% or more of the (a) the aggregate market value of the consolidated assets of the corporation or (b) the aggregate market value of the outstanding shares of the corporation and (iii) certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This provision does not apply where: (1) the business combination or the transactions that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired his or her 15% interest; (ii) upon completion of the transactions which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting share of the corporation (excluding shares owned by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by

	Alberto-Culver	New Sally	New Alberto-Culver

the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested stockholder; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from transactions in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances.

Alberto-Culver has not taken action to elect not to be governed by this provision.

Amendment of Certificate of Incorporation and By-laws	Under the amended and restated certificate of incorporation of Alberto-Culver, amendments to articles governing stockholder action without a meeting and the structure and composition of the board of directors requires approval of at least 75% of the votes entitled to be cast in the election of directors.	Under the amended and restated certificate of incorporation of New Sally, amendments to the certificate require approval of at least a majority of the shares of New Sally common stock.	Under the amended and restated certificate of incorporation of New Alberto-Culver, amendments to articles governing stockholder action without a meeting and the structure and composition of the board of directors requires approval of at least two-thirds of the votes entitled to be cast in the election of directors.

Voting Power	Each share of Alberto-Culver common stock has one vote.	Same as Alberto-Culver.	Same as Alberto-Culver.

LEGAL MATTERS

The validity of the shares of common stock of New Sally to be issued in connection with the holding company will be passed upon by Mr. Gary P. Schmidt, Senior Vice President, General Counsel and Secretary of New Sally.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements of Alberto-Culver as of September 30, 2005 and 2004, and for each of the years in the three-year period ended September 30, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 included in this proxy statement/prospectus—information statement have been included in reliance on the reports of KPMG LLP, an independent registered public accounting firm, also included herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Sally Holdings as of September 30, 2005 and 2004 and for each of the years in the three-year period ended September 30, 2005 included in this proxy statement/prospectus—information statement have been so included in reliance on the report of KPMG LLP, independent auditors, also included herein, and given on the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

The deadline for submission, in writing, to the Secretary of Alberto-Culver, 2525 Armitage Avenue, Melrose Park, Illinois 60160, of all stockholders proposals to be considered for inclusion in Alberto-Culver’s proxy statement for the 2006 annual meeting will be no later than August 16, 2006. The proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the proxy statement for Alberto-Culver’s 2006 annual meeting.

The deadline for submission, in writing, to the Secretary of New Sally, 3001 Colorado Boulevard, Denton, Texas 75210, of all stockholders proposals to be considered for inclusion in New Sally’s proxy statement for the 2007 annual meeting will be no later than [•]. The proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the proxy statement for New Sally’s 2007 annual meeting.

OTHER MATTERS

Delivery of this Proxy Statement/Prospectus—Information Statement

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers) to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, known as “householding,” potentially means extra convenience for stockholders and cost savings for companies. This year, a number of brokers with customers who are stockholders of Alberto-Culver will be “householding” the proxy materials unless contrary instructions have been received from the customers. Alberto-Culver will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus—information statement to any of their respective stockholders sharing an address to which only one copy was mailed. Requests for additional copies should be directed to:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Tel: (708) 450-3000

Once a stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the proxy statement/prospectus—information statement, the stockholder should so notify his or her broker. Any stockholder who currently receives multiple copies of the proxy statement/prospectus—information statement at his or her address and would like to request “householding” of communications should contact his or her broker or, if shares are registered in the stockholder’s name, Alberto-Culver at the address or telephone number provided above.

WHERE YOU CAN FIND MORE INFORMATION

New Sally has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the New Sally common stock to be issued in connection with the holding company merger. This document is a part of that registration statement and constitutes a prospectus of New Sally in addition to being a proxy statement of Alberto-Culver for the special meeting of the Alberto-Culver stockholders. As allowed by Securities and Exchange Commission rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Alberto-Culver files reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Alberto-Culver’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Alberto-Culver’s Internet site is “http://www.alberto.com.” Copies of, or links to, Alberto-Culver’s Securities and Exchange Commission filings are available through the investor relations section of the Alberto-Culver’s website. These websites are not a part of this proxy statement/prospectus—information statement.

The Securities and Exchange Commission allows Alberto-Culver to “incorporate by reference” information into this proxy statement/prospectus—information statement. This means that Alberto-Culver can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about Alberto-Culver and its financial condition. The information incorporated by reference is considered to be part of this proxy statement/prospectus—information statement.

Information that Alberto-Culver files later with the Securities and Exchange Commission will automatically update and supersede this information. Alberto-Culver incorporates by reference into this proxy statement/prospectus—information statement the documents listed below and any future filings it will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the Alberto-Culver special meeting:

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 8, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 filed with the Securities and Exchange Commission on February 8, 2006;

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2005 filed with the Securities and Exchange Commission on December 9, 2005;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2006;

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2006 as amended and restated by Current Report on Form 8-K/A filed with the Securities and Exchange Commission on January 24, 2006; and

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2006.

You may request a copy of these filings at no cost by writing or telephoning Alberto-Culver at the following address or telephone number:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Attn: Investor Relations

Telephone: (708) 450-3000

All information contained or incorporated by reference in this proxy statement/prospectus—information statement relating to Alberto-Culver was supplied by Alberto-Culver, all information relating to New Alberto-Culver was supplied by New Alberto-Culver and all information relating to New Sally was supplied by New Sally.

The website addresses referred to in this proxy statement/prospectus—information statement are for information only and are not intended to incorporate any information into this proxy statement/prospectus—information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 8, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

December 8, 2005

Management’s Report on Internal Control over Financial Reporting

Management of Alberto-Culver Company and its subsidiaries (the company) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the company’s internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of September 30, 2005.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of September 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ HOWARD B. BERNICK	/s/ WILLIAM J. CERNUGEL
Howard B. Bernick	William J. Cernugel
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

December 8, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Alberto-Culver Company:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Alberto-Culver Company and Subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alberto-Culver Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Alberto-Culver Company and Subsidiaries maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Alberto-Culver Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of earnings, cash flows and stockholders’ equity for each of the years in the three-year period ended September 30, 2005, and our report dated December 8, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Chicago, Illinois

December 8, 2005

Alberto-Culver Company & Subsidiaries

Consolidated Statements of Earnings

	Year ended September 30,
	2005	2004	2003
	(In thousands, except per share data)
Net sales	$3,531,231	3,257,996	2,891,417
Cost of products sold	1,757,734	1,610,522	1,449,250

Gross profit	1,773,497	1,647,474	1,442,167
Advertising, marketing, selling and administrative expenses	1,426,788	1,325,360	1,168,376
Non-cash charge related to conversion to one class of common stock (note 2)	14,507	85,602	—
Gain on sale of business (note 8)	—	(10,147)	—

Operating earnings	332,202	246,659	273,791
Interest expense, net of interest income of $2,869 in 2005, $4,318 in 2004 and $3,352 in 2003	7,739	21,426	22,391
Charge related to redemption of senior notes (note 4)	—	12,589	—

Earnings before provision for income taxes	324,463	212,644	251,400
Provision for income taxes	113,562	70,874	89,247

Net earnings	$210,901	141,770	162,153

Net earnings per share:
Basic	$2.31	1.57	1.85
Diluted	$2.27	1.54	1.80

Weighted average shares outstanding:
Basic	91,451	90,026	87,527
Diluted	92,838	91,832	89,957

Cash dividends per share	$.445	.37	.27

See accompanying notes to the consolidated financial statements.

Alberto-Culver Company & Subsidiaries

Consolidated Balance Sheets

	September 30,
	2005	2004
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$103,691	99,035
Short-term investments	64,800	102,854
Receivables, less allowance for doubtful accounts of $6,139 at September 30, 2005 and $12,860 at September 30, 2004	285,940	250,008
Inventories:
Raw materials	46,495	47,615
Work-in-process	6,795	6,970
Finished goods	636,402	572,249

Total inventories	689,692	626,834
Other current assets	45,501	39,702

Total current assets	1,189,624	1,118,433
Property, plant and equipment:
Land	19,836	16,474
Buildings and leasehold improvements	237,366	212,238
Machinery and equipment	452,775	403,079

Total property, plant and equipment	709,977	631,791
Accumulated depreciation	374,577	337,890

Property, plant and equipment, net	335,400	293,901
Goodwill	551,157	467,809
Trade names	136,369	97,983
Other assets	89,573	80,654

Total assets	$2,302,123	2,058,780

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$809	545
Accounts payable	261,327	258,983
Accrued expenses	252,523	251,992
Income taxes	21,271	20,914

Total current liabilities	535,930	532,434
Long-term debt	124,084	121,246
Deferred income taxes	33,105	23,759
Other liabilities	77,382	67,635
Stockholders’ equity:
Common stock, par value $.22 per share, authorized 300,000,000 shares; issued 98,470,287 at September 30, 2005 and 2004	21,663	21,663
Additional paid-in capital	346,827	324,674
Retained earnings	1,307,282	1,137,161
Unearned compensation	(3,427)	(3,835)
Accumulated other comprehensive loss—foreign currency translation	(15,099)	(18,136)

	1,657,246	1,461,527
Less treasury stock, at cost (6,479,162 shares at September 30, 2005 and 7,706,052 shares at September 30, 2004)	(125,624)	(147,821)

Total stockholders’ equity	1,531,622	1,313,706

Total liabilities and stockholders’ equity	$2,302,123	2,058,780

See accompanying notes to the consolidated financial statements.

Alberto-Culver Company & Subsidiaries

Consolidated Statements of Cash Flows

	Year ended September 30,
	2005	2004	2003
	(In thousands)
Cash Flows from Operating Activities:
Net earnings	$210,901	141,770	162,153
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	53,984	47,583	45,791
Amortization of other assets and unearned compensation	6,542	3,559	3,036
Non-cash charge related to conversion to one class of common stock, net of deferred tax benefit of $5,078 in 2005 and $29,961 in 2004 (note 2)	9,429	55,641	—
Gain on sale of business, net of taxes (note 8)	—	(5,745)	—
Charge related to redemption of senior notes, net of taxes (note 4)	—	8,183	—
Deferred income taxes	12,128	12,494	(3,637)
Cash effects of changes in (excluding acquisitions and divestitures):
Receivables, net	(29,627)	(19,798)	(6,236)
Inventories	(36,874)	(56,417)	3,459
Other current assets	(2,227)	(2,372)	2,852
Accounts payable and accrued expenses	(16,208)	48,657	(715)
Income taxes	3,921	19,950	14,447
Other assets	(7,355)	(3,714)	(1,242)
Other liabilities	4,827	(289)	4,869

Net cash provided by operating activities	209,441	249,502	224,777

Cash Flows from Investing Activities:
Proceeds from sales (payments for purchases) of short-term investments, net of purchases of $264,956 in 2005 and $1,001,715 in 2004, net of sales of $683,204 in 2003	38,054	140,271	(107,325)
Capital expenditures	(91,019)	(74,731)	(61,351)
Payments for purchased businesses, net of acquired companies’ cash	(157,159)	(158,474)	(1,574)
Proceeds from sale of business (note 8)	—	33,037	—
Proceeds from disposals of assets	9,568	5,654	1,632

Net cash used by investing activities	(200,556)	(54,243)	(168,618)

Cash Flows from Financing Activities:
Short-term borrowings	—	—	(2,710)
Proceeds from issuance of long-term debt	40,469	411	762
Repayments of long-term debt	(40,670)	(291)	(1,260)
Redemption of senior notes (note 4)	—	(213,281)	—
Change in book cash overdraft	14,262	9,846	(6,214)
Proceeds from exercises of stock options	26,322	25,491	20,792
Cash dividends paid	(40,780)	(33,490)	(23,746)
Stock purchased for treasury	(2,010)	(13,872)	(9,003)

Net cash used by financing activities	(2,407)	(225,186)	(21,379)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,822)	1,939	10,558

Net increase (decrease) in cash and cash equivalents	4,656	(27,988)	45,338
Cash and cash equivalents at beginning of year	99,035	127,023	81,685

Cash and cash equivalents at end of year	$103,691	99,035	127,023

Supplemental Cash Flow Information:
Cash paid for:
Interest	$9,928	32,062	24,981
Income taxes	$103,342	70,485	82,425

See accompanying notes to the consolidated financial statements.

Alberto-Culver Company & Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Number of Shares		Dollars
	Common Stock Issued	Treasury Stock	Common Stock Issued	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	(In thousands)
Balance at September 30, 2002	97,810	(10,145)	$15,031	$205,470	$897,106	$(5,849)	$(77,603)	$(171,696)	$862,459

Comprehensive income:
Net earnings					162,153				162,153
Foreign currency translation							36,908		36,908

Total					162,153		36,908		199,061
Cash dividends					(23,746)				(23,746)
Stock options exercised		973		8,337				20,788	29,125
Stock issued pursuant to employee incentive plans, net		45		1,363				883	2,246
Stock issued for acquisition		12		259				282	541
Restricted stock issued, net		(7)		348		(84)		(264)	—
Restricted stock amortization						1,446			1,446
Stock purchased for treasury		(228)						(9,003)	(9,003)

Balance at September 30, 2003	97,810	(9,350)	15,031	215,777	1,035,513	(4,487)	(40,695)	(159,010)	1,062,129

Comprehensive income:
Net earnings					141,770				141,770
Foreign currency translation							18,314		18,314

Total					141,770		18,314		160,084
Stock dividend	660		6,632		(6,632)				—
Cash dividends					(33,490)				(33,490)
Stock options exercised		2,278		22,076				24,679	46,755
Stock issued pursuant to employee incentive plans, net		23		841				533	1,374
Restricted stock issued, net		(11)		573		(361)		(212)	—
Restricted stock amortization						1,374			1,374
Directors’ deferred compensation		5		192		(361)		61	(108)
Conversion to one class of common stock			85,215						85,215
Liquidation of certain foreign legal entities							4,245		4,245
Stock purchased for treasury		(651)						(13,872)	(13,872)

Balance at September 30, 2004	98,470	(7,706)	21,663	324,674	1,137,161	(3,835)	(18,136)	(147,821)	1,313,706

Comprehensive income:
Net earnings					210,901				210,901
Foreign currency translation							3,037		3,037

Total					210,901		3,037		213,938
Cash dividends					(40,780)				(40,780)
Stock options exercised		1,233		6,260				23,449	29,709
Stock issued pursuant to employee incentive plans, net		27		681				531	1,212
Restricted stock issued, net		12		705		(932)		227	—
Restricted stock amortization						1,414			1,414
Directors’ deferred compensation						(74)			(74)
Conversion to one class of common stock				14,507					14,507
Stock purchased for treasury		(45)						(2,010)	(2,010)

Balance at September 30, 2005	98,470	(6,479)	$21,663	$346,827	$1,307,282	$(3,427)	$(15,099)	$(125,624)	$1,531,622

See accompanying notes to the consolidated financial statements.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business

Alberto-Culver Company and its subsidiaries (the company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry stores offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group, a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from those estimates. Management believes these estimates and assumptions are reasonable.

Financial Instruments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

The company regularly invests in auction rate securities (ARS) which typically are bonds with 20 to 30 year maturities that have interest rates which reset at short intervals through an auction process. Prior to March 31, 2005, the company had consistently classified these investments as cash equivalents. As a result of interpretations on the balance sheet classification of ARS that were released during the second quarter of fiscal year 2005, the company has changed its previous practice and has classified $64.8 million and $102.9 million of ARS as available for sale short-term investments at September 30, 2005 and 2004, respectively. In addition, “Proceeds from sales (payments for purchases) of short-term investments” is included in the consolidated statements of cash flows to reflect the purchase and sale of ARS during the periods presented.

The carrying amounts of short-term investments, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt, including current maturities, was approximately $125.4 million at September 30, 2005. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded for the value of sales to customers and do not bear interest. The receivables are stated net of the allowance for doubtful accounts and other allowances such as estimated cash

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

discounts. In the consolidated statements of earnings, bad debt expense is included in the category of advertising, marketing, selling and administrative expenses and changes in other allowances are included as components of net sales. Trade accounts receivable were $257.1 million and $230.6 million at September 30, 2005 and 2004, respectively.

The determination of the allowance for doubtful accounts requires management to estimate future collections of trade accounts receivable. Management records the allowance for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories and Cost of Products Sold

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company’s products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are some of the key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience.

Inventories and cost of products sold include raw material and packaging costs, the cost of merchandise purchased from suppliers, direct expenses incurred to manufacture products and indirect expenses, including such items as purchasing, receiving, quality control, package engineering and production planning.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of 20 to 40 years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lives of the related leases. The depreciation of machinery and equipment is over periods of two to fifteen years. Expenditures for maintenance and repairs are expensed as incurred.

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year 2005 of $2.45 million ($1.6 million after taxes) which reduced basic and diluted net earnings per share by two cents. In addition, net leasehold improvements were increased by $2.0 million and other liabilities were increased by $4.5 million.

Goodwill and Trade Names

Goodwill and trade names are tested for impairment annually or more frequently if significant events or changes indicate possible impairment in accordance with the provisions of the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives. For impairment testing purposes, the fair values of reporting units are estimated based on the company’s best estimate of the present value of expected future cash flows and are compared with the corresponding carrying value of the reporting unit, including goodwill.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

The changes in the carrying amounts of goodwill by operating segment for the fiscal years ended September 30, 2005 and 2004 are as follows:

	Global Consumer Products	Sally Beauty Supply	Beauty Systems Group	Total
	(In thousands)
Balance at September 30, 2003	$142,440	9,150	203,695	355,285

Additions, net of purchase price adjustments	19,070	100	89,914	109,084
Foreign currency translation	1,492	25	1,923	3,440

Balance at September 30, 2004	163,002	9,275	295,532	467,809

Additions, net of purchase price adjustments	36,386	839	45,318	82,543
Foreign currency translation	(1,781)	(25)	2,611	805

Balance at September 30, 2005	$197,607	10,089	343,461	551,157

The $19.1 million increase in Global Consumer Products’ goodwill in fiscal year 2004 was mainly attributable to the acquisition of Pantresse in January, 2004. The $89.9 million increase in Beauty Systems Group’s goodwill in fiscal year 2004 was primarily due to the acquisition of West Coast Beauty Supply in December, 2003. The $36.4 million increase in Global Consumer Products’ goodwill in fiscal year 2005 was mainly attributable to the acquisition of Nexxus Products Company (Nexxus) in May, 2005. The $45.3 million increase in Beauty Systems Group’s goodwill in fiscal year 2005 was primarily due to the acquisition of CosmoProf in December, 2004.

Indefinite-lived trade names by operating segment at September 30, 2005 and 2004 are as follows:

	2005	2004
	(In thousands)
Global Consumer Products	$105,756	93,470
Sally Beauty Supply	613	613
Beauty Systems Group	30,000	3,900

	$136,369	97,983

The increase in Global Consumer Products’ trade names was mainly attributable to the acquisition of Nexxus. The increase in Beauty Systems Group’s trade names was primarily due to the acquisition of CosmoProf and the finalization of the purchase price allocation related to the December, 2003 acquisition of West Coast Beauty Supply.

Foreign Currency

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations denominated in foreign currencies are translated using the average exchange rates during the period. Foreign currency transaction gains and losses are included in the consolidated statements of earnings and were not significant in any period presented.

Revenue Recognition

The company recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. The company’s Sally Beauty Supply and Beauty Systems Group segments also recognize revenue

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

when a customer consummates a point-of-sale transaction in a store. Provisions for sales returns and cash discounts are made at the time sales are recorded. Sales returns and allowances were approximately 2% of net sales in fiscal years 2005, 2004 and 2003.

Sales Incentives

Sales incentives include consumer coupons and trade promotion activities such as advertising allowances, off-shelf displays, customer specific coupons, new item distribution allowances, listing fees and temporary price reductions. Sales incentives amounted to $179.7 million, $165.5 million and $135.8 million in fiscal years 2005, 2004 and 2003, respectively, and were classified as reductions of net sales in the consolidated statements of earnings.

The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid cost of these programs.

Shipping and Handling

Shipping and handling costs are included in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings and amounted to $182.8 million, $155.3 million and $134.9 million in fiscal years 2005, 2004 and 2003, respectively.

Vendor Allowances

Vendor allowances received by the company as reimbursement for specific, incremental costs incurred by the company to sell a vendor’s product are recorded as reductions of the corresponding costs in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. All other vendor allowances are reflected as reductions of the purchase price of the vendor’s product and are included in inventories and cost of products sold.

Certain vendor allowances are in the form of rebates which are earned based upon purchase volumes over specified periods of time. Rebates are accrued on purchases when it is probable the rebates will be earned and the amounts can be reasonably estimated.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $260.6 million in 2005, $254.1 million in 2004 and $212.4 million in 2003.

Research and Development

Research and development costs are expensed as incurred and amounted to $13.4 million in 2005, $11.7 million in 2004 and $10.9 million in 2003.

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

	2005	2004	2003
	(In thousands)
Basic weighted average shares outstanding	91,451	90,026	87,527
Assumed exercise of stock options	1,252	1,527	2,001
Assumed vesting of restricted stock	135	279	429

Diluted weighted average shares outstanding	92,838	91,832	89,957

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Stock options for 38,000 shares in 2005 and 8,000 shares in 2004 were excluded from the computation of diluted net earnings per share since the options’ exercise prices were greater than the average market price, and therefore the options were anti-dilutive. No stock options were anti-dilutive in 2003.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period that the tax enactment occurs.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings, except for the non-cash charge related to the conversion to one class of common stock discussed in “note 2.”

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized on a straight-line basis over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2005, 2004 and 2003 would have been as follows (in thousands, except per share amounts):

	2005	2004	2003
Reported net earnings:	$210,901	141,770	162,153
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	10,349	56,534	933
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(10,464)	(12,159)	(8,731)

Pro-forma net earnings	$210,786	186,145	154,355

Basic net earnings per share:
As reported	$2.31	1.57	1.85
Pro-forma	$2.30	2.07	1.76
Diluted net earnings per share:
As reported	$2.27	1.54	1.80
Pro-forma	$2.28	2.04	1.73

The $10.3 million and $56.5 million additions to reported net earnings in fiscal years 2005 and 2004, respectively, for stock-based compensation expense include the $9.4 million and $55.6 million, respectively, after-tax non-cash charges related to the conversion to a single class of common stock. The $10.5 million and $12.2 million deductions in fiscal years 2005 and 2004, respectively, for stock-based compensation expense determined under the fair value based method include $22,000 and $105,000, respectively, of pro-forma after-tax non-cash charges related to the conversion to a single class of common stock. See “note 2” for further discussion of the conversion.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

In January, 2004, the company amended the retirement provisions of its stock option plans to change the definition of retirement and allow for the continuation of vesting after retirement. As a result of implementation guidance provided in SFAS No. 123(R), “Share-Based Payment,” and other minor adjustments, the company has modified its pro-forma disclosures for fiscal years 2004 and 2003.

In December, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which replaces SFAS No. 123 and supersedes APB Opinion No. 25. The Statement requires that the cost resulting from all share-based compensation arrangements, such as the company’s stock option and restricted stock plans, be recognized in the financial statements based on their fair value. The provisions of SFAS No. 123(R), as amended by the SEC on April 15, 2005, are effective for the company at the beginning of fiscal year 2006. SFAS No. 123(R) requires companies to adopt its provisions prospectively by recognizing compensation expense for the unvested portion of previously granted awards and all new awards granted after the adoption date over the respective vesting periods. SFAS No. 123(R) also allows companies the alternative to restate previously issued financial statements for all years beginning after December 15, 1994. The company expects to adopt SFAS No. 123(R) prospectively, and estimates that it will reduce fiscal year 2006 net earnings by between $9 million and $11 million and basic and diluted net earnings per share by ten to twelve cents. The adoption of SFAS No. 123(R) will not affect the company’s net cash flows.

(2) Conversion to One Class of Common Stock

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

The company accounts for stock compensation expense in accordance with APB Opinion No. 25. Under these rules, the conversion to one class of common stock requires the company to recognize non-cash charges from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of the non-cash charges was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares are being recognized over the remaining vesting periods. As a result, the company has recorded non-cash charges against pre-tax earnings of $100.1 million, of which $85.6 million ($55.6 million after taxes) was recognized in fiscal year 2004 and $14.5 million ($9.4 million after taxes) was recognized in fiscal year 2005. The non-cash charges reduced operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effects of the options remeasurement increased total stockholders’ equity by $30.0 million in fiscal year 2004 and $5.1 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, the company will adopt SFAS No. 123(R) pertaining to the expensing of stock options and, accordingly, the amount of the non-cash charge impacting future periods will be reduced to nearly zero.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

(3) Accrued Expenses

Accrued expenses consist of the following:

	2005	2004
	(In thousands)
Compensation and benefits	$118,146	125,682
Advertising and promotions	59,533	58,128
Other	74,844	68,182

	$252,523	251,992

(4) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

	2005	2004
	(In thousands)
6.375% debentures due June, 2028	$120,000	120,000
Other	4,084	1,246

	$124,084	121,246

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2006—$809; 2007—$658; 2008—$120,490; 2009—$273; 2010—$175; 2011 and later—$2,488.

The company has $120 million of 6.375% debentures outstanding due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium. In the maturities of long-term debt included above, the timing of the principal payments on the $120.0 million debentures assumes the holders will require repayment of the debentures in June, 2008.

The company has a $300 million revolving credit facility which expires August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2005 or 2004, has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies. In addition, the facility imposes restrictions on such items as total debt, liens, interest expense and rent expense.

At September 30, 2005, the company was in compliance with the covenants and other requirements of the 6.375% debentures and the $300 million revolving credit facility.

In September, 2004, the company redeemed its $200 million of 8.25% senior notes due November 1, 2005 under the redemption provisions of the notes. In connection with the buyback, the company recorded a pre-tax charge in fiscal year 2004 of $12.6 million ($8.2 million after taxes) or nine cents per basic and diluted net earnings per share consisting primarily of a make-whole premium. As part of the redemption, the company also paid $6.1 million of interest accrued through the redemption date that was originally due to be paid in fiscal year 2005.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which was being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The remaining unamortized gain of $1.0 million was recognized as a reduction of the charge related to the redemption of the 8.25% senior notes in September, 2004.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

At September 30, 2005 and 2004, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 9” and outstanding standby letters of credit related to various insurance programs which totaled $29.1 million and $23.9 million, respectively, at September 30, 2005 and 2004.

(5) Stockholders’ Equity

Following the conversion to one class of common stock discussed in “note 2,” the company has one class of common stock that is listed on the New York Stock Exchange under the symbol “ACV.”

Cash dividends for common stock in fiscal years 2005, 2004 and 2003 were $40.8 million or $.445 per share, $33.5 million or $.37 per share and $23.7 million or $.27 per share, respectively.

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. This authorization increased a previous share repurchase program that had 2,052,450 remaining authorized shares. No shares have been purchased under the new program as of September 30, 2005.

On January 21, 2004, the Board of Directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004. The stock dividend was distributed on outstanding shares and not on shares held in treasury. All share and per share information in this report, except for treasury shares, has been restated to reflect the 50% stock dividend.

During fiscal years 2005, 2004 and 2003, the company acquired $2.6 million, $40.1 million and $2.9 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

(6) Stock Option and Restricted Stock Plans

At the annual stockholders’ meeting in January, 2003, shareholders approved two new stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.2 million shares have been authorized to be issued under the plans, of which 4.5 million shares remain available for future grants at September 30, 2005.

The weighted average fair value of options at the date of grant in fiscal years 2005, 2004 and 2003 was $9.39, $9.98 and $8.75 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected life	3.5-5 years	5 years	5 years
Volatility	20.0%	23.3%-24.2%	24.8%-25.3%
Risk-free interest rate	3.3%-3.8%	2.8%-3.7%	3.0%-3.2%
Dividend yield	0.9%	0.7%-1.0%	0.8%

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Summarized information on the company’s outstanding stock options at September 30, 2005 is as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$ 7.90-$ 8.92	9	0.1 year	$8.86	9	$8.86
$13.17-$15.46	306	3.4 years	$13.65	304	$13.65
$16.63-$17.46	598	4.7 years	$16.71	593	$16.71
$19.63-$21.77	1,143	6.0 years	$21.76	1,139	$21.76
$25.76-$28.30	41	6.6 years	$27.33	30	$27.33
$31.70-$34.23	1,444	7.3 years	$34.19	1,010	$34.20
$37.26-$43.83	2,908	8.5 years	$41.65	1,020	$40.97
$49.07-$53.73	38	9.2 years	$52.76	2	$49.07

	6,487	7.7 years	$32.79	4,107	$28.29

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2002	8,051	$16.79

Granted	1,886	$34.19
Exercised	(1,460)	$15.41
Canceled	(238)	$19.78

Outstanding at September 30, 2003	8,239	$20.94

Granted	1,667	$39.64
Exercised	(3,241)	$15.95
Canceled	(277)	$27.66

Outstanding at September 30, 2004	6,388	$28.06

Granted	1,522	$43.95
Exercised	(1,247)	$21.62
Canceled	(176)	$36.65

Outstanding at September 30, 2005	6,487	$32.79

Exercisable at September 30:
2003	5,001	$17.46
2004	3,666	$23.68
2005	4,107	$28.29
At the annual stockholders’ meeting in January, 2003, shareholders also approved a new restricted stock plan. Under the new plan, the company is authorized to grant up to 900,000 restricted shares of common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

compensation balance is amortized into expense over the vesting period. During fiscal year 2005, employees were granted 35,000 restricted shares at a weighted average fair market value of $44.13 per share on the date of grant.

At September 30, 2005, there were 167,654 restricted shares outstanding, including restricted shares from a previous plan, and 839,493 shares remained authorized for future issuance under the new plan. The unamortized balance of restricted shares is included in unearned compensation, a separate component of stockholders’ equity, and was $3.0 million and $3.5 million at September 30, 2005 and 2004, respectively.

(7) Business Segments and Geographic Area Information

The company’s Global Consumer Products business is organized into two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment.

In fiscal year 2004, the company changed the segment reporting for its Beauty Supply Distribution business by reporting its Sally Beauty Supply and Beauty Systems Group divisions as two separate segments. Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets, offers professional beauty supplies to both salon professionals and retail customers. Beauty Systems Group, a full-service beauty supply distributor, offers professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in “note 1.” The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Segment data for the years ended September 30, 2005, 2004 and 2003 is as follows:

Business Segments Information

	2005	2004	2003
	(In thousands)
Net sales:
Global Consumer Products	$1,306,305	1,185,905	1,098,328
Beauty Supply Distribution:
Sally Beauty Supply	1,358,899	1,296,057	1,207,881
Beauty Systems Group	895,408	801,610	616,128

Total	2,254,307	2,097,667	1,824,009
Eliminations	(29,381)	(25,576)	(30,920)

	$3,531,231	3,257,996	2,891,417

Earnings before provision for income taxes:
Global Consumer Products	$131,548	116,385	102,553
Beauty Supply Distribution:
Sally Beauty Supply	168,663	151,811	137,561
Beauty Systems Group	55,584	70,895	55,864

Total	224,247	222,706	193,425

Segment operating profit	355,795	339,091	295,978
Unallocated expenses, net *	(9,086)	(16,977)	(22,187)
Non-cash charge related to conversion to one class of common stock (note 2)	(14,507)	(85,602)	—
Gain on sale of business (note 8)	—	10,147	—
Charge related to redemption of senior notes (note 4)	—	(12,589)	—
Interest expense, net of interest income	(7,739)	(21,426)	(22,391)

	$324,463	212,644	251,400

Identifiable assets:
Global Consumer Products	$928,399	814,897	753,444
Beauty Supply Distribution:
Sally Beauty Supply	465,091	465,813	475,672
Beauty Systems Group	726,182	600,629	426,729

Total	1,191,273	1,066,442	902,401
Corporate **	182,451	177,441	289,764

	$2,302,123	2,058,780	1,945,609

Depreciation and amortization expense:
Global Consumer Products	$22,984	24,203	24,369
Beauty Supply Distribution:
Sally Beauty Supply	20,506	15,596	14,904
Beauty Systems Group	13,400	8,205	6,638

Total	33,906	23,801	21,542
Corporate	3,636	3,138	2,916

	$60,526	51,142	48,827

Capital expenditures:
Global Consumer Products	$38,783	22,599	27,168
Beauty Supply Distribution:
Sally Beauty Supply	33,358	40,241	26,180
Beauty Systems Group	18,878	11,721	8,003

Total	52,236	51,962	34,183
Corporate	—	170	—

	$91,019	74,731	61,351

*	“Unallocated expenses, net” principally consists of general corporate expenses.
**	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Geographic data for the years ended September 30, 2005, 2004 and 2003 is as follows:

Geographic Area Information

	2005	2004	2003
	(In thousands)
Net sales *:
United States	$2,664,889	2,478,020	2,209,431
Foreign	876,691	794,513	691,391
Eliminations	(10,349)	(14,537)	(9,405)

	$3,531,231	3,257,996	2,891,417

Identifiable assets:
United States	$1,507,755	1,320,930	1,136,521
Foreign	611,917	560,409	519,324
Corporate **	182,451	177,441	289,764

	$2,302,123	2,058,780	1,945,609

*	Net sales are attributable to individual countries based on the location of the customer.
**	Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

(8) Acquisitions and Sale of Business

On December 1, 2003, the company acquired the net assets of West Coast Beauty Supply, a full-service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $128.1 million. In addition, approximately $9.2 million is expected to be paid over the next two fiscal years in accordance with the purchase agreement. Goodwill of $80.2 million, including the $9.2 million of future payments, a trade name of $6.4 million and other intangible assets of $8.7 million were recorded as a result of the acquisition and are expected to be deductible for income tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of West Coast Beauty Supply have been included in the consolidated financial statements from the date of acquisition. West Coast Beauty Supply is included in the company’s Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2004 and 2003 as if West Coast Beauty Supply had been acquired on October 1, 2002. Anticipated cost savings and other effects of the planned integration of West Coast Beauty Supply are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2002, nor are the pro-forma amounts necessarily indicative of future results. Pro-forma information for the fiscal year ended September 30, 2005 is not provided since West Coast Beauty Supply’s results of operations are included for the full year.

	2004	2003
	(In thousands)
Pro-forma net sales	$3,288,412	3,083,399
Pro-forma net earnings	$142,478	165,698
Pro-forma net earnings per share:
Basic	$1.58	1.89
Diluted	$1.55	1.84

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

The pro-forma amounts for fiscal year 2004 include the non-cash charge related to the conversion to one class of common stock (note 2), the gain on the sale of Indola, the tax benefit from the liquidation of certain foreign legal entities related to the sale of the Indola business and the charge for the redemption of $200 million of 8.25% senior notes (note 4). In total, these non-core items reduced fiscal year 2004 net earnings by $53.7 million and basic and diluted net earnings per share by 60 cents and 59 cents, respectively.

On December 31, 2004, the company acquired CosmoProf, a full-service distributor of professional beauty products, in order to further expand the geographic area served by Beauty Systems Group. The total purchase price was $91.2 million, with $84.8 million of this amount paid at closing. The remaining $6.4 million of the purchase price was paid in the third and fourth quarters of fiscal year 2005 upon finalization of the closing balance sheet. Goodwill of $54.8 million, trade names of $19.7 million and other intangible assets of $4.9 million were recorded as a result of the acquisition, substantially all of which are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of CosmoProf are included in the consolidated financial statements from the date of acquisition. CosmoProf is included in the company’s Beauty Systems Group segment. Pro-forma information for CosmoProf is not provided since it is not material to the company’s consolidated results of operations.

On May 18, 2005, the company acquired substantially all the assets of Nexxus. The company expects the Nexxus line of hair care products to expand its market share in the hair care category and provide higher profit margins. The total amount paid for the acquisition was $46.5 million. Additional consideration of up to $55.0 million may be paid over the next ten years based on a percentage of sales of Nexxus branded products in accordance with the purchase agreement. Such additional consideration will be accrued in the period the company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisition. Through September 30, 2005, no additional consideration was owed. Goodwill of $27.7 million, a trade name of $12.6 million and other intangible assets of $2.0 million have been recorded as a result of the acquisition and are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Nexxus have been included in the consolidated financial statements from the date of acquisition. Nexxus is included in the company’s Global Consumer Products segment. Pro-forma information for Nexxus is not provided since it is not material to the company’s consolidated results of operations.

In addition to the acquisitions discussed above, the company made other acquisitions during fiscal years 2005, 2004 and 2003 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and common stock issued for these other acquisitions in fiscal years 2005, 2004 and 2003 was $14.9 million, $34.9 million and $2.1 million, respectively. These acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $9.5 million, $19.4 million and $1.4 million was recorded in fiscal years 2005, 2004 and 2003, respectively, as a result of these acquisitions. In respect thereto, the company acquired $1.3 million, $13.0 million and $390,000 of trade names with indefinite lives in fiscal years 2005, 2004 and 2003, respectively.

In June, 2004, the company sold its Indola European professional hair care business. As a result of the sale, the company recorded a $10.1 million gain ($5.7 million after taxes) in the third quarter of fiscal year 2004 which increased basic and diluted net earnings per share by six cents. In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business and, as a result, recognized a tax benefit of $4.4 million in fiscal year 2004 which increased basic and diluted net earnings per share by five cents.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

(9) Lease Commitments

The major portion of the company’s leases are for Sally Beauty Supply and Beauty Systems Group stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. Certain of the company’s leases include renewal options and escalation clauses. At September 30, 2005, future minimum payments under non-cancelable operating leases by fiscal year are as follows:

(In thousands)
2006	$103,540
2007	85,406
2008	67,062
2009	47,699
2010	30,613
2011 and later	55,353

Total minimum lease payments	$389,673

Total rental expense for operating leases amounted to $132.7 million in 2005, $119.0 million in 2004 and $102.0 million in 2003. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(10) Income Taxes

The provision for income taxes consists of the following:

	2005	2004	2003
	(In thousands)
Current:
Federal	$75,491	59,945	71,057
Foreign	23,341	20,997	16,255
State	7,680	7,399	5,572

	106,512	88,341	92,884

Deferred:
Federal	11,500	(16,931)	(2,805)
Foreign	(2,952)	(1,052)	(264)
State	(1,498)	516	(568)

	7,050	(17,467)	(3,637)

	$113,562	70,874	89,247

The difference between the U.S. statutory federal income tax rate and the effective income tax rate is summarized below:

	2005	2004	2003
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign income tax rates	(.8)	(3.8)	(.3)
State income taxes, net of federal tax benefit	1.2	2.4	1.3
Tax exempt interest income	(.2)	(.4)	(.3)
Other, net	(.2)	.1	(.2)

Effective income tax rate	35.0%	33.3%	35.5%

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

In September, 2004, the company completed the liquidation of two foreign legal entities related to the Indola business sold in June, 2004 and, as a result, recognized a tax benefit of $4.4 million. This tax benefit, which is included in the above table under “effect of foreign income tax rates,” reduced the company’s effective income tax rate by 2.1% in 2004.

Significant components of the company’s deferred tax assets and liabilities at September 30, 2005 and 2004 are as follows:

	2005	2004
	(In thousands)
Deferred tax assets attributable to:
Non-cash charge related to conversion to one class of common stock	$17,657	22,372
Foreign loss carryforwards	14,961	15,313
Accrued expenses	20,712	15,135
Long-term liabilities	10,869	11,368
Inventory adjustments	4,083	6,850
Other	2,971	974

Total gross deferred tax assets	71,253	72,012
Valuation allowance	(14,329)	(15,313)

Net deferred tax assets	56,924	56,699

Deferred tax liabilities attributable to depreciation and amortization	65,234	58,473

Net deferred tax liabilities	$8,310	1,774

Other current assets at September 30, 2005 and 2004 include $24.8 million and $22.0 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The non-cash charge related to the conversion to one class of common stock resulted in the recognition of a deferred tax asset of $5.1 million and $30.0 million in fiscal years 2005 and 2004, respectively. During fiscal years 2005 and 2004, the deferred tax asset was reduced by $9.8 million and $7.6 million, respectively, for current tax benefits recognized upon the exercise of stock options subsequent to the conversion, resulting in a deferred tax asset of $17.7 million at September 30, 2005.

The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and totaled $3.4 million, $21.3 million and $8.3 million in fiscal years 2005, 2004 and 2003, respectively.

Domestic earnings before provision for income taxes were $261.3 million, $144.3 million and $203.5 million in fiscal years 2005, 2004 and 2003, respectively. Foreign operations had earnings before provision for income taxes of $63.2 million, $68.3 million and $47.9 million in fiscal years 2005, 2004 and 2003, respectively.

Undistributed earnings of the company’s foreign operations amounting to $262.1 million at September 30, 2005 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2005.

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

(11) Quarterly Financial Data (Unaudited)

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2005 and 2004 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005:
Net sales	$847,534	884,075	898,879	900,743
Gross profit	$426,061	445,883	449,548	452,005
Net earnings	$49,418	49,078	53,437	58,968
Net earnings per share:
Basic *	$.54	.54	.58	.64
Diluted *	$.53	.53	.57	.63
2004:
Net sales	$764,751	819,321	823,224	850,700
Gross profit	$382,033	417,511	418,957	428,973
Net earnings	$1,741	40,585	51,464	47,980
Net earnings per share:
Basic	$.02	.45	.57	.53
Diluted	$.02	.44	.56	.52

*	The sum of the quarterly per share amounts does not equal the annual per share amounts due to changes in weighted average shares outstanding during the year and rounding.

Fiscal year 2005 quarterly net earnings and basic and diluted net earnings per share include the following non-core expense item:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Non-cash charge related to conversion to one class of common stock (note 2):
Net earnings	$(2,464)	(2,332)	(2,392)	(2,241)
Net earnings per share:
Basic	$(.03)	(.02)	(.03)	(.03)
Diluted	$(.03)	(.02)	(.03)	(.03)

Alberto-Culver Company & Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Fiscal year 2004 quarterly net earnings and basic and diluted net earnings per share include the following non-core income (expense) items:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Non-cash charge related to conversion to one class of common stock (note 2):
Net earnings	$(41,060)	(5,265)	(5,050)	(4,266)
Net earnings per share:
Basic	$(.46)	(.06)	(.05)	(.05)
Diluted	$(.45)	(.06)	(.05)	(.05)

Gain on the sale of business (note 8):
Net earnings	$—	—	5,745	—
Net earnings per share:
Basic	$—	—	.06	—
Diluted	$—	—	.06	—

Charge related to the redemption of senior notes (note 4):
Net earnings	$—	—	—	(8,183)
Net earnings per share:
Basic	$—	—	—	(.09)
Diluted	$—	—	—	(.09)

Tax benefit from liquidation of certain Indola foreign legal entities (note 8):
Net earnings	$—	—	—	4,402
Net earnings per share:
Basic	$—	—	—	.05
Diluted	$—	—	—	.05

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

Three Months Ended March 31, 2006 and 2005

(in thousands, except per share data)

	2006	2005
	(Unaudited)
Net sales	$946,778	884,075
Cost of products sold	477,052	459,854

Gross profit	469,726	424,221
Advertising, marketing, selling and administrative expenses (note 5)	380,298	342,890
Expenses related to terminated Sally Holdings spin/merge transaction (note 11)	3,634	—
Non-cash charge related to conversion to one class of common stock (note 2)	1	3,588

Operating earnings	85,793	77,743
Interest expense, net of interest income of $1,415 in 2006 and $543 in 2005	1,217	2,238

Earnings before provision for income taxes	84,576	75,505
Provision for income taxes	27,725	26,427

Net earnings	$56,851	49,078

Net earnings per share:
Basic	$.62	.54

Diluted	$.61	.53

Weighted average shares outstanding:
Basic	92,322	91,324

Diluted	93,174	93,163

Cash dividends paid per share	$.115	.115

See Notes to Consolidated Financial Statements.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings

Six Months Ended March 31, 2006 and 2005

(in thousands, except per share data)

	2006	2005
	(Unaudited)
Net sales	$1,845,043	1,731,609
Cost of products sold	947,378	901,389

Gross profit	897,665	830,220
Advertising, marketing, selling and administrative (note 5)	723,047	667,337
Expenses related to terminated Sally Holdings spin/merge transaction (note 11)	5,658	—
Non-cash charge related to conversion to one class of common stock (note 2)	2	7,378

Operating earnings	168,958	155,505
Interest expense, net of interest income of $2,432 in 2006 and $1,403 in 2005	2,766	3,972

Earnings before provision for income taxes	166,192	151,533
Provision for income taxes	57,238	53,037

Net earnings	$108,954	98,496

Net earnings per share:
Basic	$1.18	1.08

Diluted	$1.17	1.06

Weighted average shares outstanding:
Basic	92,087	91,022

Diluted	92,863	92,688

Cash dividends paid per share	$.23	.215

See Notes to Consolidated Financial Statements.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2006 and September 30, 2005

(dollars in thousands, except share data)

	March 31, 2006	September 30, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$157,209	103,691
Short-term investments	64,575	64,800
Receivables, less allowance for doubtful accounts ($6,241 at March 31, 2006 and $6,139 at September 30, 2005)	281,978	285,940
Inventories:
Raw materials	48,331	46,495
Work-in-process	7,048	6,795
Finished goods	684,882	636,402

Total inventories	740,261	689,692
Other current assets	48,442	45,501

Total current assets	1,292,465	1,189,624

Property, plant and equipment at cost, less accumulated depreciation ($396,647 at March 31, 2006 and $374,577 at September 30, 2005)	348,295	335,400
Goodwill	552,886	551,157
Trade names	136,358	136,369
Other assets	85,391	89,573

Total assets	$2,415,395	2,302,123

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$876	809
Accounts payable	281,341	261,327
Accrued expenses	241,297	252,523
Income taxes	17,347	21,271

Total current liabilities	540,861	535,930

Long-term debt	122,099	124,084
Deferred income taxes	34,544	33,105
Other liabilities	74,291	77,382

Stockholders’ equity:
Common stock, par value $.22 per share, authorized 300,000,000 shares; issued 98,470,287 at March 31, 2006 and September 30, 2005	21,663	21,663
Additional paid-in capital	358,272	346,827
Retained earnings	1,395,008	1,307,282
Unearned compensation	(476)	(3,427)
Accumulated other comprehensive loss—foreign currency translation	(18,985)	(15,099)

	1,755,482	1,657,246
Less treasury stock at cost (5,713,016 shares at March 31, 2006 and 6,479,162 at September 30, 2005)	(111,882)	(125,624)

Total stockholders’ equity	1,643,600	1,531,622

Total liabilities and stockholders’ equity	$2,415,395	2,302,123

See Notes to Consolidated Financial Statements.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six Months Ended March 31, 2006 and 2005

(in thousands)

	2006	2005
	(Unaudited)
Cash Flows from Operating Activities:
Net earnings	$108,954	98,496
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	29,893	25,109
Amortization of other assets and unearned compensation	3,365	3,479
Non-cash charge related to conversion to one class of common stock, net of deferred tax benefit of $2,582 in 2005 (note 2)	2	4,796
Stock option expense, net of deferred tax benefit of $3,530 in 2006 (note 5)	6,496	—
Deferred income taxes	5,756	11,204
Cash effects of changes in (excluding acquisitions):
Receivables, net	1,468	(20,229)
Inventories	(51,821)	(46,033)
Other current assets	(3,131)	(1,825)
Accounts payable and accrued expenses	12,324	(28,472)
Income taxes	(1,202)	(6,642)
Other assets	166	(1,319)
Other liabilities	(1,237)	4,624

Net cash provided by operating activities	111,033	43,188

Cash Flows from Investing Activities:
Proceeds from sales of short-term investments, net of purchases of $81,875 in 2006 and $97,856 in 2005	225	75,024
Capital expenditures	(45,168)	(44,465)
Payments for purchased businesses, net of acquired companies’ cash	(4,253)	(102,410)
Proceeds from disposals of assets	4,008	931

Net cash used by investing activities	(45,188)	(70,920)

Cash Flows from Financing Activities:
Short-term borrowings, net	—	488
Proceeds from issuance of long-term debt	796	20,190
Repayments of long-term debt	(2,742)	(20,280)
Change in book cash overdraft	(5,852)	4,228
Proceeds from exercises of stock options	17,593	24,074
Excess tax benefit from stock option exercises	777	—
Cash dividends paid	(21,228)	(19,634)
Stock purchased for treasury	(1,492)	(1,644)

Net cash (used) provided by financing activities	(12,148)	7,422

Effect of foreign exchange rate changes on cash and cash equivalents	(179)	(330)

Net increase (decrease) in cash and cash equivalents	53,518	(20,640)
Cash and cash equivalents at beginning of period	103,691	99,035

Cash and cash equivalents at end of period	$157,209	78,395

See Notes to Consolidated Financial Statements.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Alberto-Culver Company and its subsidiaries (the company) operate two businesses: Global Consumer Products and Beauty Supply Distribution. The Global Consumer Products business consists of two divisions: (1) Alberto-Culver Consumer Products Worldwide, which develops, manufactures, distributes and markets branded beauty care products as well as branded food and household products in the United States and more than 100 other countries, and (2) Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. For reporting purposes, these two divisions are included in the Global Consumer Products segment. The company’s Beauty Supply Distribution business includes two segments: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry stores offering professional beauty supplies to both salon professionals and retail consumers, and (2) Beauty Systems Group (BSG), a full-service beauty supply distributor offering professional brands directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

The consolidated financial statements of the company contained in this report have not been audited by the company’s independent registered public accounting firm, except for balance sheet information presented at September 30, 2005 which has been derived from the company’s audited 2005 financial statements. However, in the opinion of the company, the consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the data contained therein. The results of operations for the periods presented are not necessarily indicative of results for a full year. Certain amounts for the prior year have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from those estimates. Management believes these estimates and assumptions are reasonable.

Effective October 1, 2005, the company adopted Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payment,” using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). The company recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated. See note 5 for further discussion of the adoption and the impact on the second quarter and first half of fiscal year 2006.

During the second quarter of fiscal year 2006, the company determined that certain of the Beauty Supply Distribution business’ warehousing and distribution costs previously classified in the consolidated statements of earnings as components of advertising, marketing, selling and administrative expenses should be classified as cost of products sold to be consistent with the company’s policy of capitalizing these costs in inventory. As a result, the company has reclassified expenses related to purchasing costs, freight from distribution centers to the stores and handling costs in the distribution centers for all periods presented. These costs amounted to $44.5 million for the first half of fiscal year 2006 (with $22.5 million of that amount related to the second quarter) and $41.7 million for the first six months of fiscal year 2005 (with $21.7 million of that amount related to the second quarter). The reclassifications had no effect on earnings.

These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report on Form 10-K for the fiscal year ended September 30, 2005.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(2) CONVERSION TO ONE CLASS OF COMMON STOCK

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. On January 22, 2004, all shares of Class B common stock were redesignated as common stock. The single class of common stock continues to trade on the New York Stock Exchange under the symbol “ACV.”

Prior to the adoption of SFAS No. 123 (R), as discussed in note 5, the company accounted for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” which required the company to recognize a non-cash charge from the remeasurement of the intrinsic value of all Class A stock options outstanding on the conversion date. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charges related to unvested stock options and restricted shares was being recognized over the remaining vesting periods. In the first half of fiscal year 2005, the company recorded non-cash charges against pre-tax earnings of $7.4 million ($4.8 million after tax) with $3.6 million ($2.3 million after tax) recognized in the second quarter. The non-cash charges reduced earnings before provision for income taxes, provision for income taxes, net earnings and basic and diluted net earnings per share. The net balance sheet effect of the options remeasurement increased total stockholders’ equity by $2.6 million in the first half of fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amount. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge affecting the second quarter and first half of fiscal year 2006 was approximately $1,000 and $2,000, respectively. The non-cash charge had no effect on the operating profits or cash flows of the company’s business segments or the consolidated cash flows of the company.

(3) STOCKHOLDERS’ EQUITY

On April 28, 2005, the Board of Directors authorized the company to purchase up to 5,000,000 shares of common stock. No shares have been purchased under this authorization as of March 31, 2006.

During the six months ended March 31, 2006 and 2005, the company acquired $2.1 million and $2.3 million, respectively, of common stock surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company’s stock repurchase program.

(4) WEIGHTED AVERAGE SHARES OUTSTANDING

The following table provides information on basic and diluted weighted average shares outstanding (in thousands):

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Basic weighted average shares outstanding	92,322	91,324	92,087	91,022
Effect of dilutive securities:
Assumed exercise of stock options	1,226	1,601	1,161	1,431
Assumed vesting of restricted stock	210	285	210	285
Effect of unrecognized stock-based compensation related to future services	(584)	(47)	(595)	(50)

Diluted weighted average shares outstanding	93,174	93,163	92,863	92,688

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The computations of diluted weighted average shares outstanding for the three and six months ended March 31, 2006 exclude stock options for 38,000 shares since total assumed proceeds for the options calculated in accordance with the treasury stock method were greater than the average market price and therefore the options were anti-dilutive. Stock options for 30,000 shares were anti-dilutive for the three and six months ended March 31, 2005 since the options’ exercise prices were greater than the average market price.

(5) ACCOUNTING FOR STOCK-BASED COMPENSATION

The company provides stock-based compensation under two stock option plans that have been approved by its stockholders. Under these plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.2 million shares have been authorized to be issued under the plans, of which 2.9 million shares remain available for future grants as of March 31, 2006. The company also has stock options outstanding under two previous plans which, upon the adoption of the current plans, can no longer issue new grants. The company expects to use treasury shares upon the exercise of stock options for the foreseeable future.

Prior to fiscal year 2006, SFAS No. 123, “Accounting for Stock-Based Compensation,” required either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company had elected to measure compensation expense for its stock-based plans using the intrinsic value method prescribed by APB Opinion No. 25, and, accordingly, no compensation cost related to stock options had been recognized in the consolidated statements of earnings, except for the non-cash charge related to the conversion to one class of common stock discussed in note 2.

Effective October 1, 2005, the company adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). The company recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated.

In the second quarter of fiscal year 2006, the company recorded stock option expense that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million, net earnings by $2.0 million and basic and diluted net earnings per share by two cents. In the first half of fiscal year 2006, the company recorded stock option expense that reduced earnings before provision for income taxes by $10.0 million, provision for income taxes by $3.5 million, net earnings by $6.5 million and basic and diluted net earnings per share by seven cents. The expense recorded in the first quarter of fiscal year 2006 included the immediate expensing of the fair value of stock options granted during the quarter to participants who had already met the definition of retirement under the stock option plans. The stock option expense was included in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. The net balance sheet effect of recognizing stock option expense increased total stockholders’ equity by $3.5 million in the first half of fiscal year 2006 and resulted in the recognition of deferred tax assets of the same amount. The company’s consolidated statement of cash flows for the six months ended March 31, 2006 reflects $777,000 of excess tax benefits from employee stock option exercises as a financing cash inflow in accordance with the provisions of SFAS No. 123 (R) which became effective October 1, 2005. For the six months ended March 31, 2005, the company’s consolidated statement of cash flows reflects $3.3 million of excess tax benefits from employee stock option exercises as an operating cash inflow.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The weighted average fair value of stock options at the date of grant during the three and six months ended March 31, 2006 was $8.90 and $9.41, respectively. The weighted average fair value of stock options at the date of grant during the three and six months ended March 31, 2005 was $12.45 and $9.39, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Expected life	4.5 years	5 years	4.5 years	3.5 - 5 years
Volatility	20.0%	20.0%	20.0%	20.0%
Risk-free interest rate	4.4%	3.9%	4.2% - 4.4%	3.3% - 3.9%
Dividend yield	1.0%	0.9%	1.0%	0.9%

The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The expected volatility is based on the historical volatility of the company’s common stock. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related stock options. The dividend yield represents the company’s anticipated cash dividend over the expected life of the stock options.

Stock option activity under the plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Option Price	Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2005	6,487	$32.79
Granted	1,599	$44.40
Exercised	(765)	$23.83
Canceled	(64)	$37.57

Outstanding at March 31, 2006	7,257	$36.25	7.9 years	$57,938

Exercisable at March 31, 2006	3,390	$29.52	6.7 years	$49,890

The total fair value of stock options that vested during the first half of fiscal year 2006 and 2005 was $501,000 ($268,000 in the second quarter) and $337,000 ($254,000 in the second quarter), respectively. The total intrinsic value of stock options exercised during the first half of fiscal year 2006 and 2005 was $15.8 million ($13.7 million in the second quarter) and $32.4 million ($23.3 million in the second quarter), respectively. The tax benefit realized from stock options exercised during the first half of fiscal year 2006 and 2005 was $5.3 million ($4.7 million in the second quarter) and $10.8 million ($8.1 million in the second quarter), respectively. As of March 31, 2006, the company had $20.3 million of unrecognized compensation cost related to stock options that is expected to be recorded over a weighted average period of 2.4 years.

The company is also authorized to grant up to 900,000 restricted shares of common stock to employees under a restricted stock plan that has been approved by stockholders. As of March 31, 2006, approximately 796,000 shares remain authorized for future issuance under the plan. In addition, the company has restricted shares outstanding under a previous restricted stock plan which, upon the adoption of the current plan, can no longer issue new grants. The restricted shares outstanding under these plans meet the definition of “nonvested shares” in SFAS No. 123 (R). The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total fair market value of restricted shares on the

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

date of grant is amortized to expense on a straight-line basis over the vesting period. The amortization expense related to restricted shares during the three months ended March 31, 2006 and 2005 was $472,000 and $261,000, respectively. The amortization expense related to restricted shares during the six months ended March 31, 2006 and 2005 was $900,000 and $687,000, respectively.

Restricted share activity under the plans is summarized as follows (shares in thousands):

	Number of Shares	Weighted Average Fair Value on Grant Date
Nonvested at September 30, 2005	168	$24.29
Granted	44	$44.40
Vested	(11)	$19.39
Forfeited	(6)	$14.94

Nonvested at March 31, 2006	195	$29.38

The unamortized balance of restricted shares was included in unearned compensation, a separate component of stockholders’ equity, as of September 30, 2005 and was reclassified to additional paid-in capital upon the adoption of SFAS No. 123 (R). As of March 31, 2006, the company had $4.0 million of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 3.4 years.

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company’s pro-forma net earnings and net earnings per share for the three and six months ended March 31, 2005 would have been as follows (in thousands, except per share amounts):

	Three Months Ended March 31, 2005	Six Months Ended March 31, 2005
Reported net earnings:	$49,078	98,496
Add: Stock-based compensation expense included in reported net income, net of related income tax effects	2,502	5,243
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(1,929)	(6,341)

Pro-forma net earnings	$49,651	97,398

Basic net earnings per share:
As reported	$.54	1.08
Pro-forma	$.54	1.07

Diluted net earnings per share:
As reported	$.53	1.06
Pro-forma	$.54	1.06

The $2.5 million and $5.2 million additions to reported net income for the three and six months ended March 31, 2005, respectively, for stock-based compensation expense include $2.3 million and $4.8 million, respectively, of after-tax non-cash charges related to the conversion to a single class of common stock for the same periods. The $1.9 million and $6.3 million deductions for the three and six months ended March 31, 2005, respectively, for stock-based compensation expense determined under the fair-value based method include $6,000 and $11,000, respectively, of pro-forma after-tax non-cash charges related to the conversion to a single class of common stock for the same periods. See note 2 for further discussion of the conversion.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In January, 2004, the company amended the retirement provisions of its stock option plans to change the definition of retirement and to allow for the continuation of vesting after retirement. As a result of implementation guidance provided in SFAS No. 123 (R), and other minor adjustments, the company has modified its pro-forma disclosures for the prior period.

(6) COMPREHENSIVE INCOME

Comprehensive income consists of net earnings and foreign currency translation adjustments as follows (in thousands):

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Net earnings	$56,851	49,078	108,954	98,496
Other comprehensive income adjustments-foreign currency translation	2,296	(9,837)	(3,886)	15,317

Comprehensive income	$59,147	39,241	105,068	113,813

The net earnings and comprehensive income amounts for the three and six months ended March 31, 2006 include $2.0 million and $6.5 million, respectively, of stock option expense as a result of the company adopting SFAS No. 123 (R). See note 5 for further discussion of stock option expense. The net earnings and comprehensive income amounts for the three and six months ended March 31, 2006 also include $1.0 million and $3.5 million, respectively, of transaction expenses related to the proposed spin/merge of Sally Holdings Inc. (Sally Holdings) with Regis Corporation (Regis) that was terminated in early April, 2006. See note 11 for further discussion of the transaction. The net earnings and comprehensive income amounts for the three and six months ended March 31, 2005 include $2.3 million and $4.8 million, respectively, of after-tax non-cash charges related to the conversion to a single class of common stock. The non-cash charge, net of income taxes, for the three and six months ended March 31, 2006 was approximately $1,000 and $2,000, respectively. See note 2 for further discussion of the conversion.

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) BUSINESS SEGMENT INFORMATION

Segment information for the three and six months ended March 31, 2006 and 2005 is as follows (in thousands):

	Three Months Ended March 31		Six Months Ended March 31
	2006	2005	2006	2005
Net sales:
Global Consumer Products	$373,182	330,194	692,087	633,929
Beauty Supply Distribution:
Sally Beauty Supply	353,059	336,118	703,041	673,909
Beauty Systems Group	228,042	224,409	464,415	437,428

Total	581,101	560,527	1,167,456	1,111,337
Eliminations	(7,505)	(6,646)	(14,500)	(13,657)

	$946,778	884,075	1,845,043	1,731,609

Earnings before provision for income taxes:
Global Consumer Products	$30,490	30,102	61,913	57,506
Beauty Supply Distribution:
Sally Beauty Supply	48,263	40,866	95,536	82,924
Beauty Systems Group	16,024	11,037	32,863	26,198

Total	64,287	51,903	128,399	109,122

Segment operating profit	94,777	82,005	190,312	166,628
Unallocated expenses	(2,279)	(674)	(5,668)	(3,745)
Stock option expense (note 5)	(3,070)	—	(10,026)	—
Expenses related to terminated Sally Holdings spin/merge transaction (note 11)	(3,634)	—	(5,658)	—
Non-cash charge related to conversion to one class of common stock (note 2)	(1)	(3,588)	(2)	(7,378)
Interest expense, net of interest income	(1,217)	(2,238)	(2,766)	(3,972)

	$84,576	75,505	166,192	151,533

The lease accounting adjustment discussed in Note 10 reduced earnings before provision for income taxes for the three and six months ended March 31, 2005 by $683,000 for Global Consumer Products, $1.2 million for Sally Beauty Supply and $564,000 for Beauty Systems Group.

(8) GOODWILL AND TRADE NAMES

The change in the carrying amount of goodwill by operating segment for the six months ended March 31, 2006 is as follows (in thousands):

	Global Consumer Products	Sally Beauty Supply	Beauty Systems Group	Total
Balance as of September 30, 2005	$197,607	10,089	343,461	551,157
Additions, net of purchase price adjustments	2,341	—	(50)	2,291
Foreign currency translation	(861)	3	296	(562)

Balance as of March 31, 2006	$199,087	10,092	343,707	552,886

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The increase for Global Consumer Products was mainly attributable to the accrual of additional consideration related to the acquisition of Nexxus Products Company (Nexxus) as discussed in note 9.

Indefinite-lived trade names by operating segment at March 31, 2006 and September 30, 2005 were as follows (in thousands):

	March 31, 2006	September 30, 2005
Global Consumer Products	$105,645	105,756
Sally Beauty Supply	713	613
Beauty Systems Group	30,000	30,000

	$136,358	136,369

(9) ACQUISITIONS

On December 31, 2004, the company acquired CosmoProf, a full-service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total purchase price was $91.2 million, with $84.8 million of this amount paid at closing. The remaining $6.4 million of purchase price was paid in the third and fourth quarters of fiscal year 2005 upon finalization of the closing balance sheet. Goodwill of $54.8 million, trade names of $19.7 million and other intangible assets of $4.9 million were recorded as a result of the acquisition, substantially all of which are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of CosmoProf are included in the consolidated financial statements from the date of acquisition. CosmoProf is included in the company’s Beauty Systems Group segment. Pro-forma information for CosmoProf is not provided since it is not material to the company’s consolidated results of operations.

On May 18, 2005, the company acquired substantially all the assets of Nexxus. The company expects the Nexxus line of hair care products to expand its market share in the hair care category and provide higher profit margins. The total amount paid for the acquisition was $46.5 million. In accordance with the purchase agreement, additional consideration of up to $55.0 million may be paid over the ten years following the closing of the acquisition based on a percentage of sales of Nexxus branded products. Such additional consideration will be accrued in the period the company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisition. As of March 31, 2006, the company owed $2.3 million of additional consideration which is expected to be paid in the fourth quarter of fiscal year 2006. Goodwill of $30.1 million, a trade name of $12.6 million and other intangible assets of $2.0 million have been recorded as a result of the acquisition and are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of Nexxus have been included in the consolidated financial statements from the date of acquisition. Nexxus is included in the company’s Global Consumer Products segment. Pro-forma information for Nexxus is not provided since it is not material to the company’s consolidated results of operations.

(10) LEASE ACCOUNTING ADJUSTMENT

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretations of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have rent holidays and allowances received by tenants for leasehold improvements. As a result of a review of its historical lease accounting practices, the company found some deviations to these interpretations and recorded a pre-tax, non-cash charge in the second quarter of fiscal year

ALBERTO-CULVER COMPANY AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

2005 of $2.5 million ($1.6 million after tax) which reduced basic and diluted net earnings per share by two cents. In addition, this adjustment increased fixed assets by $2.0 million and other liabilities by $4.5 million as of March 31, 2005.

(11) TERMINATED SALLY HOLDINGS SPIN/MERGE TRANSACTION

On January 10, 2006, the company entered into an agreement with Regis to merge Sally Holdings, a wholly-owned subsidiary of the company, with Regis in a tax-free transaction. Sally Holdings is comprised of the company’s Sally Beauty Supply and Beauty Systems Group business segments. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to the company’s stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger. In connection with this transaction, the company incurred transaction expenses, primarily legal and investment banking fees, in the first half of fiscal year 2006 totaling $5.7 million ($3.5 million after tax) with the second quarter amount totaling $3.6 million ($1.0 million after tax which includes a tax benefit for transaction expenses not previously expected to be tax deductible).

On April 5, 2006, the company provided notice to Regis that its Board of Directors had withdrawn its recommendation for shareholders to approve the transaction. Following the company’s notice to Regis, also on April 5, 2006, Regis provided notice to the company that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, the company paid Regis a $50.0 million termination fee on April 10, 2006 and will record a pre-tax charge in the third quarter of fiscal year 2006 for this payment and any other transaction related expenses incurred after March 31, 2006. All transaction related expenses incurred, including the termination fee, are expected to be deductible for tax purposes.

Independent Auditors’ Report

The Board of Directors and Stockholder

Sally Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Sally Holdings, Inc. and subsidiaries (a wholly-owned subsidiary of Alberto-Culver Company) as of September 30, 2005 and 2004 and the related consolidated statements of earnings, cash flows, and stockholder’s equity for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sally Holdings, Inc. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005 in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

KPMG LLP

Dallas, Texas

February 24, 2006, except as to note 15, which is as of July 14, 2006

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Balance Sheets

	September 30,
	2005	2004
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$38,612	45,453
Short-term investments	—	22,550
Trade accounts receivable, less allowance for doubtful accounts of $2,073 and $2,500 at September 30, 2005 and 2004, respectively	40,314	39,045
Other receivables	19,348	13,989
Inventories	525,132	483,484
Prepaid expenses	9,042	8,292
Due from Alberto-Culver	11,320	2,594
Deferred income tax assets	7,672	10,163
Total current assets	651,440	625,570
Property and equipment, net	149,354	125,810
Goodwill	353,525	304,782
Intangible assets, net	48,282	17,472
Notes receivable from affiliated companies	15,242	22,760
Other assets	7,664	6,034

Total assets	$1,225,507	1,102,428

Liabilities and Stockholder’s Equity
Current liabilities:
Current maturities of long-term debt	$303	247
Notes payable to affiliated companies	13,577	4,150
Accounts payable	151,101	144,968
Accrued expenses	103,977	98,497

Total current liabilities	268,958	247,862
Long-term debt	610	686
Notes payable to affiliated companies	18,218	34,186
Other liabilities	21,310	23,213
Deferred income tax liabilities	16,115	10,318

Total liabilities	325,211	316,265

Commitments and contingencies

Stockholder’s equity:
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	—	—
Additional paid-in capital	63,884	58,584
Retained earnings	822,980	718,355
Accumulated other comprehensive income – foreign currency translation	13,432	9,224
Total stockholder’s equity	900,296	786,163

Total liabilities and stockholder’s equity	$1,225,507	1,102,428

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Statements of Earnings

	Year ended September 30,
	2005	2004	2003
	(In thousands)
Net sales	$2,254,307	2,097,667	1,824,008
Cost of products sold and distribution expenses	1,227,307	1,146,814	1,016,941
Gross profit	1,027,000	950,853	807,067
Selling, general and administrative expenses	789,447	711,208	597,175
Corporate charges from Alberto-Culver	40,921	42,990	39,827
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock	4,051	27,036	—
Operating earnings	192,581	169,619	170,065
Interest expense, net of interest income of $1,143 in 2005, $1,184 in 2004 and $1,161 in 2003	2,966	2,250	347
Earnings before provision for income taxes	189,615	167,369	169,718
Provision for income taxes	73,154	62,059	62,205
Net earnings	$116,461	105,310	107,513

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Statements of Cash Flows

	Year ended September 30,
	2005	2004	2003
	(In thousands)
Cash Flows from Operating Activities:
Net earnings	$116,461	105,310	107,513
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	33,906	24,619	22,335
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock (net of deferred tax benefit of $1,418 in 2005 and $9,463 in 2004)	2,633	17,573	—
Net loss on disposal of leaseholds and other property	1,686	772	1,100
Deferred income taxes	9,706	7,121	1,051
Changes in (exclusive of effects of acquisitions):
Trade accounts receivable	8	145	85
Other receivables	(4,992)	200	310
Inventories	(23,123)	(33,016)	383
Prepaid expenses	(92)	(1,709)	(289)
Other assets	(1,039)	(646)	(637)
Accounts payable and accrued expenses	(13,674)	29,054	(7,431)
Due from Alberto-Culver	(7,477)	11,125	(21,370)
Other liabilities	1,452	(1,320)	(1,667)

Net cash provided by operating activities	115,455	159,228	101,383

Cash Flows from Investing Activities:
Proceeds from sales (payments for purchases) of short-term investments, net of purchases of $22,050 in 2005 and $81,395 in 2004, net of sales of $88,400 in 2003	22,550	34,950	(23,750)
Capital expenditures	(52,236)	(51,963)	(34,183)
Proceeds from sale of property and equipment	559	830	299
Acquisitions, net of cash acquired	(96,918)	(123,736)	770

Net cash used by investing activities	(126,045)	(139,919)	(56,864)

Cash Flows from Financing Activities:
Change in book cash overdraft	15,386	932	85
Proceeds from issuance of long-term debt	40,228	655	433
Repayments of long-term debt	(40,269)	(178)	(2,900)
Proceeds related to notes with affiliated companies	52,281	39,554	10,479
Payments related to notes with affiliated companies	(52,053)	(35,064)	(13,574)
Distributions to Alberto-Culver	(11,836)	(39,899)	(17,647)

Net cash provided (used) by financing activities	3,737	(34,000)	(23,124)

Effect of foreign exchange rate changes on cash and cash equivalents	12	(570)	1,572

Net (decrease) increase in cash and cash equivalents	(6,841)	(15,261)	22,967
Cash and cash equivalents, beginning of year	45,453	60,714	37,747

Cash and cash equivalents, end of year	$38,612	45,453	60,714

Supplemental Cash Flow Information:
Cash paid for:
Interest	$4,109	3,434	1,512
Income taxes	$55,986	57,307	61,643

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Statements of Stockholder’s Equity

	Number of Shares	Dollars
	Common Stock Issued	Common Stock Issued	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	(In thousands)
Balance at September 30, 2002	1	$—	17,983	563,078	(5,193)	575,868
Net earnings	—	—	—	107,513	—	107,513
Foreign currency translation	—	—	—	—	8,668	8,668
Total comprehensive income	—	—	—	107,513	8,668	116,181
Contribution by stockholder	—	—	905	—	—	905
Tax benefit from exercises of Alberto-Culver stock options	—	—	2,859	—	—	2,859
Distributions to Alberto-Culver	—	—	—	(17,647)	—	(17,647)
Balance at September 30, 2003	1	$—	21,747	652,944	3,475	678,166
Net earnings	—	—	—	105,310	—	105,310
Foreign currency translation	—	—	—	—	5,749	5,749
Total comprehensive income	—	—	—	105,310	5,749	111,059
Capital contribution related to Alberto-Culver’s conversion to one class of common stock	—	—	27,036	—	—	27,036
Adjustment to stockholder contribution	—	—	(1,039)	—	—	(1,039)
Tax benefit from exercises of Alberto-Culver stock options	—	—	10,840	—	—	10,840
Distributions to Alberto-Culver	—	—	—	(39,899)	—	(39,899)
Balance at September 30, 2004	1	$—	58,584	718,355	9,224	786,163
Net earnings	—	—	—	116,461	—	116,461
Foreign currency translation	—	—	—	—	4,208	4,208
Total comprehensive income	—	—	—	116,461	4,208	120,669
Capital contribution related to Alberto-Culver’s conversion to one class of common stock	—	—	4,051	—	—	4,051
Tax benefit from exercises of Alberto-Culver stock options	—	—	1,249	—	—	1,249
Distributions to Alberto-Culver	—	—	—	(11,836)	—	(11,836)

Balance at September 30, 2005	1	$—	63,884	822,980	13,432	900,296

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Sally Holdings, Inc. and its subsidiaries (Sally Holdings) sell professional beauty supplies, primarily through its Sally Beauty Supply retail stores, in the United States, United Kingdom, Puerto Rico, Mexico, Japan, Canada, Ireland and Germany. Additionally, Sally Holdings distributes professional beauty products exclusively to salons and professional cosmetologists through its Beauty Systems Group store operations and a commissioned direct sales force that calls on salons in the United States and Canada, and to franchises in the southern and southwestern United States and Mexico through its Armstrong McCall operations. The beauty products sold by Beauty Systems Group and Armstrong McCall are sold under exclusive territory agreements with the manufacturers of the products. Sally Holdings is a wholly-owned subsidiary of Alberto-Culver Company (Alberto-Culver).

All references in these notes to “management” are to the management of Sally Holdings.

(b) Principles of Consolidation

These consolidated financial statements include Sally Holdings and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain amounts for prior periods have been reclassified to conform to the current year’s presentation.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent liabilities in the financial statements. Actual results may differ from these estimates. Management believes the estimates and assumptions are reasonable.

(d) Financial Instruments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost, which approximates market value.

On occasion, Sally Holdings will invest in auction rate securities (ARS) which typically are bonds with 20 to 30 year maturities that have interest rates which reset at short intervals through an auction process. Sally Holdings classifies ARS as available for sale short-term investments. “Proceeds from sales (payments for purchases) of short-term investments” is included in the consolidated statements of cash flows to reflect the purchase and sale of ARS during the periods presented. Sally Holdings held no ARS at September 30, 2005.

The carrying amounts of short-term investments, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these financial instruments. The fair value of long-term debt, including current maturities, approximates the carrying amounts at September 30, 2005. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

(e) Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the value of sales to customers and do not bear interest. Trade accounts receivable are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts requires management to estimate future amounts of receivables to be collected. Management records allowances

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

for doubtful accounts based on historical collection data and current customer information. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

In the consolidated statements of earnings, bad debt expense is included in selling, general and administrative expenses. Sally Holdings’ exposure to credit risk with respect to trade receivables is mitigated by Sally Holdings’ broad customer base.

The change in the allowance for doubtful accounts for the fiscal years ended September 30, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
	(in thousands)
Balance at beginning of period	$2,500	2,686	3,030
Bad debt expense	1,754	2,274	2,842
Uncollected accounts written off, net of recoveries	(2,292)	(2,583)	(3,186)
Allowance for doubtful accounts of acquired companies	111	123	—

Balance at end of period	$2,073	2,500	2,686

(f) Other Receivables

Other receivables consist primarily of amounts expected from vendors under various contractual agreements. Other receivables are recorded at the amount management believes will be collected under these agreements.

(g) Inventories

Inventories are stated at the lower of cost (first in, first out method) or market (net realizable value). When necessary, Sally Holdings provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for Sally Holdings’ products and changes in stock-keeping units are some of the key factors used by management in assessing the net realizable value of inventories. Sally Holdings estimates inventory shrinkage based on historical experience.

The change in inventory allowances for the fiscal years ended September 30, 2005, 2004 and 2003 was as follows:

	2005	2004	2003
	(in thousands)
Balance at beginning of period	$20,500	16,391	17,837
Charged to expense	23,626	28,212	24,711
Write-offs	(26,635)	(24,469)	(26,417)
Inventory allowances of acquired companies	391	366	260

Balance at end of period	$17,882	20,500	16,391

(h) Property and Equipment

Property and equipment are stated at cost. Depreciation is recorded using the straight-line method based on estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

over periods ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated over periods ranging from 3 to 10 years. Leasehold improvements are depreciated over the lesser of the estimated useful lives of the assets or the term of the related lease, including renewals determined to be reasonably assured. Expenditures for maintenance and repairs are expensed as incurred.

(i) Lease Accounting

In February, 2005, the Securities and Exchange Commission (SEC) issued a letter expressing its interpretation of certain lease accounting issues relating to the amortization of leasehold improvements, the recognition of rent expense when leases have free rent periods and allowances received by tenants for leasehold improvements.

Based on this guidance, Sally Holdings performed a review of its historical lease accounting practices. As a result of this review, Sally Holdings recorded a cumulative pre-tax charge of $1.9 million ($1.2 million after taxes) in fiscal year 2005 primarily relating to recognizing rent expense straight-line over the lease term including free rent periods. In the consolidated statements of earnings, the charge is recorded in selling, general and administrative expenses. The effect for prior years was not material.

Additionally, Sally Holdings recorded a $0.8 million balance sheet adjustment during fiscal year 2005 to increase property and equipment, net, and to establish a deferred liability, included in other liabilities, for the unamortized balance of tenant allowances. Sally Holdings amortizes these allowances on a straight-line basis over the term of the lease.

Rent expense under operating leases is recognized on a straight-line basis over the lease term, including renewal options determined to be reasonably assured.

Certain leases provide for contingent rents that are determined as a percentage of revenues in excess of specified levels. Sally Holdings records a contingent rent liability along with the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

(j) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no significant impairments in the current and prior fiscal years.

(k) Goodwill and Other Intangibles

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangibles, management annually considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating if various factors, including current operating results, anticipated future results and cash flows, and market and economic conditions, indicate possible impairment. Based on the review performed, there was no impairment in the current or prior fiscal years.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

The change in the carrying amounts of goodwill by operating segment for the fiscal years ended September 30, 2005 and 2004 is as follows:

	Sally Beauty Supply	Beauty Systems Group	Total
	(In thousands)
Balance at September 30, 2003	$9,150	203,669	212,819
Additions, net of purchase price adjustments	100	89,915	90,015
Foreign currency translation	25	1,923	1,948

Balance at September 30, 2004	9,275	295,507	304,782

Additions, net of purchase price adjustments	839	45,318	46,157
Foreign currency translation	(25)	2,611	2,586

Balance at September 30, 2005	$10,089	343,436	353,525

As described in “note 3,” the $89.9 million increase in Beauty Systems Group’s goodwill in fiscal year 2004 was principally attributable to the acquisition of West Coast Beauty Supply in December, 2003. The $45.3 million increase in Beauty Systems Group’s goodwill in fiscal year 2005 was primarily due to the acquisition of CosmoProf in December, 2004. The amount was partially offset by a reclassification from goodwill to intangible assets following the finalization of the valuation of certain intangibles related to West Coast Beauty Supply.

The following table provides the gross carrying value and accumulated amortization for intangible assets with indefinite lives and intangible assets subject to amortization by operating segment at September 30, 2005 and 2004:

	Sally Beauty Supply	Beauty Systems Group	Total
	(in thousands)
Balance at September 30, 2005
Intangible assets with indefinite lives:
Trade names	$613	30,001	30,614
Other intangibles	—	6,053	6,053

Total	613	36,054	36,667

Intangible assets subject to amortization:
Gross carrying amount	—	17,022	17,022
Accumulated amortization	—	(5,407)	(5,407)

Net value	—	11,615	11,615

Total intangible assets, net	$613	47,669	48,282

Balance at September 30, 2004
Intangible assets with indefinite lives:
Trade names	$613	3,900	4,513
Other intangibles	—	6,053	6,053

Total	613	9,953	10,566

Intangible assets subject to amortization:
Gross carrying amount	—	8,970	8,970
Accumulated amortization	—	(2,064)	(2,064)

Net value	—	6,906	6,906

Total intangible assets, net	$613	16,859	17,472

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

Other intangibles with indefinite lives include certain distribution rights. Other intangible assets subject to amortization include customer relationships, certain distribution rights and non-competition agreements, and are amortized over periods of 1 to 10 years. The weighted average amortization period is 6 years.

Amortization expense totaled $3.3 million, $0.8 million and $0.6 million in fiscal years 2005, 2004 and 2003, respectively. As of September 30, 2005, future amortization expense related to intangible assets subject to amortization is estimated to be as follows (in millions): 2006—$2.8; 2007—$2.2; 2008—$2.1; 2009—$2.1; 2010—$1.4.

(l) Advertising Costs

Advertising costs are expensed as incurred and were approximately $45.3 million, $45.5 million and $36.8 million in the fiscal years ended September 30, 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of earnings.

(m) Vendor Allowances

Sally Holdings accounts for cash consideration received from vendors under Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. EITF 02-16 states that cash consideration received by a customer is presumed to be a reduction of the cost of sales unless it is for an asset or service or a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products. The majority of cash consideration received by Sally Holdings is considered to be a reduction of the cost of sales and is allocated to cost of products sold and distribution expenses as the related inventory is sold.

(n) Income Taxes

Sally Holdings is included in the U.S. federal income tax return of Alberto-Culver; however, income taxes are provided in the accompanying consolidated financial statements as if Sally Holdings was filing a separate return. Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of earnings in the period of enactment.

(o) Foreign Currency

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations denominated in foreign currencies are translated using the average exchange rates during the period. Foreign currency transaction gains and losses are included in the consolidated statements of earnings and were not significant in any period presented.

(p) Revenue Recognition

Sally Holdings recognizes revenue when a customer consummates a point-of-sale transaction in a store. Sally Holdings also recognizes revenue on merchandise shipped to customers when title and risk of loss pass to the customer. Appropriate provisions for sales returns and cash discounts are made at the time the sales are recorded. Sales returns and allowances were approximately 2% of net sales in each of fiscal years 2005, 2004 and 2003.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(q) Shipping and Handling

Shipping and handling costs related to freight and distribution expenses for delivery directly to customers are included in selling, general and administrative expenses in the consolidated statements of earnings and amounted to $41.1 million, $37.7 million and $28.0 million for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. All other shipping and handling costs are included in cost of products sold and distribution expenses.

(r) Stock-Based Compensation

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option or restricted stock plans; however, certain employees of Sally Holdings have been granted stock options and restricted shares under stock option plans and restricted stock plans of Alberto-Culver. SFAS No. 123, Accounting for Stock-Based Compensation, requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. Sally Holdings has elected to continue measuring stock-based compensation expense using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings, except for the non-cash charge related to Alberto-Culver’s conversion to one class of common stock discussed in “note 2.”

Had compensation expense for Alberto-Culver stock options issued to employees of Sally Holdings been determined based upon the fair value of the stock options on the dates of grant and recognized on a straight-line basis over the vesting period consistent with SFAS No. 123, Sally Holdings’ pro-forma net earnings for the fiscal years ended September 30, 2005, 2004 and 2003 would have been as follows:

	2005	2004	2003
	(In thousands)
Reported net earnings:	$116,461	105,310	107,513
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	2,985	17,915	318

Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(3,289)	(3,693)	(2,688)

Pro-forma net earnings	$116,157	119,532	105,143

The $3.0 million and $17.9 million additions to reported net earnings in fiscal years 2005 and 2004, respectively, for stock-based compensation expense include the $2.6 million and $17.6 million, respectively, after-tax non-cash charges related to Alberto-Culver’s conversion to a single class of common stock. The $3.3 million and $3.7 million deductions in fiscal years 2005 and 2004, respectively, for stock-based compensation expense determined under the fair value based method include five thousand dollars and thirty-three thousand dollars, respectively, of pro-forma after-tax non-cash charges related to Alberto-Culver’s conversion to a single class of common stock. See “note 2” for further discussion of the conversion.

In December, 2004, the Financial Accounting Standards Board issued SFAS No. 123 (R), Share-Based Payment, which replaces SFAS No. 123 and supersedes APB Opinion No. 25. The Statement requires that the cost resulting from all share-based compensation arrangements, such as Sally Holdings’ participation in Alberto-Culver’s stock option and restricted stock plans, be recognized in the financial statements based on their fair

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

value. The provisions of SFAS No. 123 (R), as amended by the SEC on April 15, 2005, are effective for Sally Holdings at the beginning of fiscal year 2006. SFAS No. 123 (R) requires companies to adopt its provisions prospectively by recognizing compensation expense for the unvested portion of previously granted awards and all new awards granted after the adoption date over the respective vesting periods. SFAS No. 123 (R) also allows companies the alternative to restate previously issued financial statements for all years beginning after December 15, 1994. Sally Holdings expects to adopt SFAS No. 123 (R) prospectively, and the adoption will not affect Sally Holdings’ net cash flows.

(2) Conversion by Alberto-Culver to One Class of Common Stock

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option or restricted stock plans; however, certain employees of Sally Holdings have been granted stock options and restricted shares under stock option plans and restricted stock plans of Alberto-Culver.

On October 22, 2003, the Alberto-Culver board of directors approved the conversion of all of Alberto-Culver’s issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of Alberto-Culver’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Alberto-Culver Class A common stock became options to purchase an equal number of shares of Alberto-Culver Class B common stock. On January 22, 2004, Alberto-Culver redesignated its Class B common stock to “common stock.”

Both Alberto-Culver and Sally Holdings account for stock compensation expense in accordance with APB Opinion No. 25. Under these rules, Alberto-Culver’s conversion to one class of common stock requires Sally Holdings to recognize non-cash charges from the remeasurement of the intrinsic value of all Alberto-Culver Class A stock options outstanding on the conversion date that were issued to employees of Sally Holdings. A portion of the non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charge related to unvested stock options and restricted shares is being recognized over the remaining vesting periods. As a result, Sally Holdings has recorded non-cash charges against pre-tax earnings of $31.1 million, of which $27.0 million ($17.6 million after taxes) was recognized in fiscal year 2004 and $4.1 million ($2.6 million after taxes) was recognized in fiscal year 2005. The non-cash charges reduced earnings before provision for income taxes, provision for income taxes and net earnings. No portion of the non-cash charges related to cost of products sold and distribution expenses. The net balance sheet effects of the options remeasurement increased total stockholder’s equity by $9.4 million in fiscal year 2004 and $1.5 million in fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amounts. Effective October 1, 2005, Sally Holdings will adopt SFAS No. 123 (R) pertaining to the expensing of stock options. The amount of the non-cash charge impacting future periods, calculated in accordance with SFAS No. 123 (R), will be nearly zero.

(3) Acquisitions

On December 31, 2004, Sally Holdings acquired Innovation Successful Salon Services, Inc., XRG Enterprises, Inc., Artistic Salon Services, Inc., and Pacific Salon Services, Inc., full service distributors of professional beauty products under common ownership (collectively referred to as CosmoProf), in order to continue to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $91.2 million. Goodwill of $54.8 million was recorded as a result of the acquisition, substantially all of which is expected to be deductible for income tax purposes. Certain identifiable intangible assets of $24.6 million were also recorded. Of this amount, $19.7 million was assigned to registered trade names and $4.9 million to other identifiable intangible assets. Sally Holdings has determined that the registered trade names have

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

indefinite lives and are not subject to amortization for book purposes. Substantially all of the trade names and other intangible assets are expected to be deductible for tax purposes. CosmoProf is included in the Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2005 and 2004 as if CosmoProf had been acquired on October 1, 2003. Anticipated cost savings and other effects of the planned integration of CosmoProf are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2003, nor are the pro-forma amounts necessarily indicative of future results.

	2005	2004
	(In thousands)
Pro-forma net sales	$2,278,690	2,193,444
Pro-forma net earnings	$114,373	109,107

The purchase price of CosmoProf has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The components of the purchase price of CosmoProf and the allocation of the purchase price were as follows:

(In thousands)
Components of the purchase price:
Cash paid	$91,206

Allocation of the purchase price:
Current assets	$18,255
Noncurrent assets	3,972
Goodwill	54,821
Identifiable intangible assets	24,552
Current liabilities	(9,194)
Noncurrent liabilities	(1,200)

$91,206

In addition, during fiscal year 2005 Sally Holdings purchased the inventory and other assets of two stores in Ireland, the results of which are not material to the consolidated financial statements.

On December 1, 2003, Sally Holdings acquired substantially all of the assets of West Coast Beauty Supply, a full service distributor of professional beauty products, in order to expand the geographic area served by Beauty Systems Group. The total amount of cash paid for the acquisition was $130.1 million. In addition, approximately $9.2 million is expected to be paid over the next two years in accordance with the purchase agreement. Goodwill of $80.2 million, trade names of $6.4 million and other intangible assets of $8.7 million were recorded as a result of the acquisition and are expected to be deductible for income tax purposes. The entire value of the trade names and a portion of the other intangible assets were initially included in the amount recorded to goodwill in fiscal year 2004 and were reclassified to the appropriate identifiable intangible assets during fiscal year 2005 upon finalization of the valuations. Sally Holdings has determined the registered trade names have indefinite lives and are not subject to amortization for book purposes. West Coast Beauty Supply is included in the Beauty Systems Group segment.

The following table provides pro-forma results for the fiscal years ended September 30, 2004 and 2003 as if West Coast Beauty Supply had been acquired on October 1, 2002. Anticipated cost savings and other effects of

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

the planned integration of West Coast Beauty Supply are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2002, nor are the pro-forma amounts necessarily indicative of future results. Pro-forma information for the fiscal year ended September 30, 2005 is not provided since West Coast Beauty Supply’s results of operations are included for the full year.

	2004	2003
	(In thousands)
Pro-forma net sales	$2,128,083	2,016,040
Pro-forma net earnings	$106,018	111,058

The purchase price of West Coast Beauty Supply has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The components of the purchase price of West Coast Beauty Supply and the final allocation of the purchase price were as follows:

(In thousands)
Components of the purchase price:
Cash paid	$130,107
Liabilities assumed or payable	9,237

$139,344

Allocation of the purchase price:
Current assets	$47,855
Noncurrent assets	3,222
Goodwill	80,193
Identifiable intangible assets	15,141
Current liabilities	(2,169)
Noncurrent liabilities	(4,898)

$139,344

The valuation of identifiable intangible assets of CosmoProf and West Coast Beauty Supply was determined using discounted cash flow methods with the assistance of third-party valuation experts. The acquired entities have been accounted for using the purchase method of accounting and, accordingly, the results of operations of the entities have been included in the consolidated financial statements since their respective dates of acquisition.

(4) Related Party Transactions

In fiscal years 2005 and 2004, Sally Holdings purchased inventory from affiliates of approximately $28.3 million and $25.4 million, respectively.

Current income taxes payable of approximately $55.4 million and $48.1 million at September 30, 2005 and 2004, respectively, are netted against the amounts due from Alberto-Culver in the accompanying consolidated balance sheets, as Alberto-Culver makes income tax payments on behalf of Sally Holdings for primarily all of Sally Holdings’ tax liabilities.

Alberto-Culver and its affiliates perform certain administrative services for Sally Holdings. In addition, certain subsidiaries of Sally Holdings have entered into consulting, business development, management and

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

advisory services agreements with Alberto-Culver. Corporate charges from Alberto-Culver on the consolidated statements of earnings represent charges for these services based on allocations of specific services and a sales-based service fee.

Costs for certain administrative services and other corporate functions are allocated by Alberto-Culver to Sally Holdings based on the most relevant allocation method to the specific services being provided and totaled $13.3 million, $16.9 million and $16.4 million in fiscal years 2005, 2004 and 2003, respectively. Where practicable, the costs for such services are allocated based on specific identification of direct costs incurred by Alberto-Culver on behalf of Sally Holdings. For example, executive compensation, the most significant portion of the corporate charges, is allocated based on a combination of specific identification and an equal split of the remaining executive compensation costs between Sally Holdings and Alberto-Culver’s consumer products business. Management believes the methods of allocation used are reasonable. Certain other Alberto-Culver corporate costs are charged to Sally Holdings through a sales-based service fee which totaled $27.6 million, $26.1 million and $23.4 million in fiscal years 2005, 2004 and 2003, respectively. These amounts are classified as unallocated expenses for Sally Holdings’ segment reporting purposes in “note 13.” Management believes the use of the sales-based service fee to approximate the corporate costs related to Sally Holdings is reasonable.

Management estimates that had Sally Holdings been operating as a stand-alone entity not affiliated with Alberto-Culver during fiscal years 2005, 2004 and 2003, the overall amount of corporate costs incurred would have been less than the amounts allocated and charged by Alberto-Culver; however, it is not reasonably practicable to estimate the actual amount of costs that would have been incurred.

Sally Holdings also has an agreement with Alberto-Culver that requires Sally Holdings to make equity distributions to Alberto-Culver whenever employees of Sally Holdings exercise Alberto-Culver stock options. During fiscal years 2005, 2004 and 2003, Sally Holdings paid $11.8 million, $39.9 million and $17.6 million, respectively, to Alberto-Culver in connection with this agreement.

Sally Holdings had various notes payable and borrowings under revolving credit facilities with affiliated companies at September 30, 2005 and 2004. These borrowings bear interest at market rates and interest expense was approximately $2.5 million, $1.9 million and $0.8 million for fiscal years 2005, 2004 and 2003, respectively. The principal balances at September 30, 2005 and 2004 and terms at September 30, 2005 of the notes payable and the revolving credit facilities with affiliated companies are as follows (amounts in thousands):

	Line of Credit Amount	Maturity Dates (fiscal year)	Interest Rates	Amounts Outstanding
				2005	2004
Revolving credit facilities	$27,808	2011-2014	4.50%-6.00%	$12,808	11,813
Other notes payable		2006-2008	4.75%-6.25%	18,987	26,523

Total				$31,795	38,336

A total of $13.6 million and $4.2 million of notes payable to affiliated companies were classified as current liabilities on the consolidated balance sheets as of September 30, 2005 and 2004, respectively.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

Sally Holdings had a note receivable and receivables under a credit facility with an affiliated company at September 30, 2005 and 2004. These receivables bear interest at market rates and the interest income was approximately $0.7 million, $0.6 million and $0.2 million for fiscal years 2005, 2004 and 2003, respectively. The principal balances at September 30, 2005 and 2004 and terms at September 30, 2005 of the notes receivable and the revolving credit facility with an affiliated company are as follows (amounts in thousands):

	Line of Credit Amount	Maturity Dates (fiscal year)	Interest Rates	Amounts Outstanding
				2005	2004
Revolving credit facility	$12,808	2011	4.25%	$3,373	11,813
Other note receivable		2008	3.50%	11,869	10,947

Total				$15,242	22,760

All notes payable to affiliated companies and notes receivables from affiliated companies were subsequently repaid in December, 2005.

(5) Long-Term Debt

Two subsidiaries of Sally Holdings participate as borrowing subsidiaries under Alberto-Culver’s $300 million revolving credit facility which expires August 31, 2009. The facility, which had no borrowings outstanding at September 30, 2005 or 2004, has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies. During fiscal year 2005, Sally Holdings borrowed and repaid $40.0 million under this facility. The amount of interest paid on the borrowing was $0.2 million for the fiscal year ended September 30, 2005. Sally Holdings did not borrow against the revolving credit facility during the fiscal years ended September 30, 2004 and 2003.

The $300 million credit facility imposes restrictions on such items as total debt, liens, interest expense and rent expense of Alberto-Culver. At September 30, 2005, Alberto-Culver was in compliance with the debt covenants of the revolving credit facility.

Amounts classified as long-term debt on the consolidated balance sheets at September 30, 2005 and 2004 consist of capital lease obligations. The capital lease obligations are payable in monthly installments through fiscal year 2010.

Maturities of long-term debt (including notes payable to affiliated companies) for the next five fiscal years are as follows (in millions): 2006—$13.9; 2007—$2.0; 2008—$3.9; 2009—$0.1; 2010—$0; 2011 and later—$12.8. All notes payable to affiliated companies and notes receivables from affiliated companies were subsequently repaid in December, 2005.

At September 30, 2005 and 2004, Sally Holdings had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in “note 7” and outstanding letters of credit related to inventory purchases which totaled $1.8 million and $0.1 million, respectively, at September 30, 2005 and 2004.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(6) Property and Equipment, Net

Property and equipment, net consists of the following at September 30, 2005 and 2004:

	2005	2004
	(In thousands)
Land	$9,644	3,690
Buildings and building improvements	48,575	28,209
Leasehold improvements	85,549	66,292
Furniture, fixtures and equipment	164,647	168,562

	308,415	266,753

Less accumulated depreciation and amortization	159,061	140,943

	$149,354	125,810

(7) Lease Commitments

Sally Holdings’ principal leases relate to retail stores and warehousing properties. At September 30, 2005, future minimum payments under noncancelable operating leases are as follows (in thousands):

Year ending September 30:
2006	$96,045
2007	79,830
2008	62,997
2009	45,116
2010	28,218
Thereafter	51,583

$363,789

Certain leases require Sally Holdings to pay its respective portion of real estate taxes, insurance, maintenance and special assessments. Also, certain of Sally Holdings’ leases include renewal options and escalation clauses.

Total rental expense for operating leases amounted to approximately $123.1 million, $107.9 million and $91.4 million in fiscal years 2005, 2004 and 2003, respectively, and is included in selling, general and administrative expenses in the consolidated statements of earnings.

(8) Accounts Payable and Accrued Expenses

Accounts payable at September 30, 2005 and 2004 include book cash overdrafts of $16.8 million and $1.4 million, respectively.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

Accrued expenses consist of the following at September 30, 2005 and 2004:

	2005	2004
	(In thousands)
Property and other taxes	$7,899	7,948
Deferred revenue	8,566	7,400
Compensation and benefits	50,737	51,627
Rental obligations	7,672	6,443
Acquisition related payables	8,015	7,272
Other	21,088	17,807

	$103,977	98,497

(9) Income Taxes

The provision for income taxes for the fiscal years ended September 30, 2005, 2004 and 2003 consists of the following:

	2005	2004	2003
	(In thousands)
Current:
Federal	$57,244	57,435	53,860
Foreign	1,288	3,690	2,760
State	6,334	3,276	4,534

	64,866	64,401	61,154

Deferred:
Federal	7,319	(2,778)	1,271
Foreign	1,246	(271)	(264)
State	(277)	707	44

	8,288	(2,342)	1,051

	$73,154	62,059	62,205

The difference between the U.S. statutory federal income tax rate and the effective income tax rate is summarized below:

	2005	2004	2003
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.1	1.5	1.8
Effect of foreign operations	1.5	0.5	0.1
Other, net	—	0.1	(0.2)

Effective tax rate	38.6%	37.1%	36.7%

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to Sally Holdings’ deferred tax assets and liabilities at September 30, 2005 and 2004 are as follows:

	2005	2004
	(In thousands)
Deferred tax assets attributable to:
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock	$5,007	6,338
Accrued expenses	6,775	6,273
Inventory adjustments	897	3,890
Foreign loss carryforwards	5,259	4,466
Long-term liabilities	1,074	880

Total deferred tax assets	19,012	21,847

Valuation allowance	(5,072)	(4,466)

Total deferred tax assets, net	13,940	17,381

Deferred tax liabilities attributable to:
Depreciation and amortization	21,877	16,753
Other income taxes	506	783

Total deferred tax liabilities	22,383	17,536

Net deferred tax liability	$8,443	155

Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance. Sally Holdings has recorded a valuation allowance to account for uncertainties regarding recoverability of most foreign loss carryforwards.

The non-cash charge related to Alberto-Culver’s conversion to one class of common stock resulted in the recognition of a deferred tax asset of $1.5 million and $9.4 million in fiscal years 2005 and 2004, respectively. During fiscal years 2005 and 2004, the deferred tax asset was reduced by $2.8 million and $3.1 million, respectively, for current tax benefits recognized upon the exercise of Alberto-Culver stock options by employees of Sally Holdings subsequent to the conversion, resulting in a deferred tax asset of $5.0 million at September 30, 2005.

Domestic earnings before provision for income taxes were $192.0 million, $160.9 million and $163.8 million in fiscal years 2005, 2004 and 2003, respectively. Foreign operations had a loss before provision for income taxes of $2.4 million in fiscal year 2005 and earnings before provision for income taxes of $6.5 million and $5.9 million in fiscal years 2004 and 2003, respectively.

(10) Contribution of Paid-in Capital

Prior to fiscal year 2003, Alberto-Culver owned all of the stock of Monarch Beauty Supply Co. Ltd. (Monarch) and certain shares of Beauticians Supply Ltd. (Beauticians), the remaining shares of which were owned by Sally Holdings. Since their respective purchase dates, the results of operations of Monarch and Beauticians have been included in the results of operations of Sally Holdings. During fiscal year 2003, these investments were contributed by Alberto-Culver to Sally Holdings and recorded as an increase to additional paid-in capital. The contribution of Monarch was adjusted in fiscal year 2004 to reflect the effect of certain pre-acquisition tax liabilities fully indemnified by the seller, for which Alberto-Culver retained the proceeds.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(11) Profit Sharing Plan

Sally Holdings participates in Alberto-Culver’s profit sharing plan. Sally Holdings’ contributions to the plan are determined at the discretion of the Alberto-Culver board of directors. Sally Holdings recognized expense of $9.0 million, $8.7 million and $6.5 million in fiscal years 2005, 2004 and 2003, respectively, related to the plan. These amounts are included in selling, general and administrative expenses.

(12) Stock Option and Restricted Stock Plans

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option plans; however, certain employees of Sally Holdings have been granted stock options under stock option plans of Alberto-Culver. Under the current plan, Alberto-Culver is authorized to issue non-qualified stock options to employees to purchase a limited number of shares of Alberto-Culver’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plan expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.0 million shares have been authorized to be issued under the current plan, of which 4.3 million shares remain available for future grants by Alberto-Culver at September 30, 2005. In addition, there are Alberto-Culver stock options outstanding for Sally Holdings employees under a previous stock option plan of Alberto-Culver which, upon the adoption of the current plan, can no longer issue new grants.

The weighted average fair value of Alberto-Culver stock options issued to Sally Holdings employees at the date of grant in fiscal years 2005, 2004 and 2003 was $9.41, $9.95 and $8.75 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected life	3.5-5 years	5 years	5 years
Volatility	20%	24%	25%
Risk-free interest rate	3.4%	2.8%	3.0%
Dividend yield	0.9%	0.7%	0.8%

Summarized information on the outstanding Alberto-Culver stock options for Sally Holdings employees at September 30, 2005 is as follows (options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$8.92-$14.25	94	3.2 years	$13.45	94	$13.45
$16.63-$21.77	467	5.6 years	$20.13	467	$20.13
$34.23-$43.83	1,320	8.2 years	$39.37	610	$37.82

	1,881	7.7 years	$33.30	1,171	$28.82

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

Activity for Alberto-Culver stock options issued to Sally Holdings employees under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2002	2,877	$15.89

Granted	571	$34.23
Exercised	(478)	$14.85
Canceled	(27)	$22.98

Outstanding at September 30, 2003	2,943	$19.55

Granted	512	$39.54
Exercised	(1,470)	$14.73
Canceled	(88)	$28.16

Outstanding at September 30, 2004	1,897	$28.28

Granted	490	$43.83
Exercised	(440)	$22.70
Canceled	(66)	$37.96

Outstanding at September 30, 2005	1,881	$33.30

Exercisable at September 30:
2003	1,967	$16.25
2004	1,089	$23.98
2005	1,171	$28.82

As a subsidiary of Alberto-Culver, Sally Holdings has no restricted stock plans; however, certain employees of Sally Holdings have been granted restricted shares under restricted stock plans of Alberto-Culver. Under the current plan, Alberto-Culver is authorized to grant up to 900,000 restricted shares of common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. During fiscal year 2005, employees of Sally Holdings were granted 6,500 restricted shares at a weighted average fair market value of $43.83 per share on the date of grant. At September 30, 2005, approximately 839,000 shares remained authorized for future issuance by Alberto-Culver under the current plan. In addition, Alberto-Culver has restricted shares outstanding for employees of Sally Holdings under a previous restricted stock plan which, upon the adoption of the current plan, can no longer issue new grants.

The total value of restricted shares is recorded by Alberto-Culver as unearned compensation, a separate component of Alberto-Culver’s stockholders’ equity, at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized by Alberto-Culver to expense on a straight-line basis over the five-year vesting period and the portion of the expense related to Sally Holdings employees is allocated to Sally Holdings. There were approximately 33,000 and 59,000 restricted shares of Alberto-Culver common stock outstanding for Sally Holdings employees at September 30, 2005 and 2004, respectively. As a result, Alberto-Culver had an unamortized balance of unearned compensation relating to Sally Holdings employees of $0.5 million and $0.6 million at September 30, 2005 and 2004, respectively. Sally Holdings was allocated expense by Alberto-Culver of $0.5 million in each of the fiscal years 2005, 2004 and 2003 for amortization of unearned compensation related to Sally Holdings employees.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(13) Business Segments and Geographic Area Information

Sally Holdings’ business is organized into two separate segments: (i) Sally Beauty Supply, a domestic and international chain of cash-and-carry retail stores, which offers professional beauty supplies to both salon professionals and retail customers, and (ii) Beauty Systems Group, a full-service beauty supply distributor, which offers professional brands of beauty products directly to salons through its own sales force and professional-only stores in exclusive geographical territories in North America.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in “note 1.” Sally Holdings does not sell between segments.

Segment data for the fiscal years ended September 30, 2005, 2004 and 2003 is as follows:

Business Segments Information

	2005	2004	2003
	(In thousands)
Net sales:
Sally Beauty Supply	$1,358,899	1,296,057	1,207,880
Beauty Systems Group	895,408	801,610	616,128

	$2,254,307	2,097,667	1,824,008

Earnings before provision for income taxes:
Sally Beauty Supply	$168,663	151,811	137,561
Beauty Systems Group	55,584	70,895	55,864

Segment operating profit	224,247	222,706	193,425
Unallocated expenses*	(27,615)	(26,051)	(23,360)
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock (note 2)	(4,051)	(27,036)	—
Interest expense, net of interest income	(2,966)	(2,250)	(347)

	$189,615	167,369	169,718

Identifiable assets:
Sally Beauty Supply	$465,091	465,813	475,672
Beauty Systems Group	726,182	601,098	426,729

Sub-total	1,191,273	1,066,911	902,401
Corporate**	34,234	35,517	29,762

	$1,225,507	1,102,428	932,163

Depreciation and amortization:
Sally Beauty Supply	$20,506	15,596	15,070
Beauty Systems Group	13,400	9,023	7,265

	$33,906	24,619	22,335

Capital expenditures:
Sally Beauty Supply	$33,358	40,242	26,180
Beauty Systems Group	18,878	11,721	8,003

	$52,236	51,963	34,183

*	Unallocated expenses consist of corporate charges from Alberto-Culver.
**	Corporate identifiable assets consist of amounts due from Alberto-Culver, deferred tax assets and notes receivable from affiliated companies.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

Geographic data for the fiscal years ended September 30, 2005, 2004 and 2003 is as follows:

Geographic Area Information

	2005	2004	2003
	(In thousands)
Net sales*:
United States	$2,007,947	1,871,988	1,635,935
Foreign	246,360	225,679	188,073

	$2,254,307	2,097,667	1,824,008

Identifiable assets:
United States	$1,019,873	911,289	776,723
Foreign	171,400	155,622	125,678
Corporate**	34,234	35,517	29,762

	$1,225,507	1,102,428	932,163

*	Net sales are attributable to individual countries based on the location of the customer.
**	Corporate identifiable assets consist of amounts due from Alberto-Culver, deferred tax assets and notes receivable from affiliated companies.

(14) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Sally Holdings has no significant liabilities for loss contingencies at September 30, 2005 and 2004.

(15) Subsequent Events

On January 10, 2006, Alberto-Culver entered into an agreement with Regis Corporation (Regis) to merge Sally Holdings with a subsidiary of Regis in a tax-free transaction. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to Alberto-Culver’s stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger.

On April 5, 2006, Alberto-Culver provided notice to Regis that its board of directors had withdrawn its recommendation for shareholders to approve the transaction. Following Alberto-Culver’s notice to Regis, also on April 5, 2006, Regis provided notice to Alberto-Culver that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, Alberto-Culver paid Regis a $50.0 million termination fee on April 10, 2006. In addition, Alberto-Culver and Sally Holdings incurred transaction expenses, primarily legal and investment banking fees, during the fourth quarter of fiscal year 2005 and the first nine months of fiscal year 2006. The total amount of transaction expenses, including the termination fee, was $56.2 million ($35.2 million after taxes). Approximately $37.5 million ($23.2 million after taxes) of this amount was expensed by Sally Holdings in the second and third quarters of fiscal year 2006 in accordance with the terms of the transaction agreements. All transaction related expenses incurred are expected to be deductible for tax purposes.

On June 19, 2006, Alberto-Culver announced a plan to split its beauty supply distribution business, Sally Holdings, from its consumer products business. Pursuant to an Investment Agreement, CDRS Acquisition LLC

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(Investor), a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., will invest $575 million to obtain an equity ownership of approximately 47.5% of Sally Holdings and Sally Holdings will incur approximately $1.85 billion of new debt. Upon closing of the transactions, Alberto-Culver shareholders will receive, for each share of Alberto-Culver common stock then owned, (i) one share of common stock of New Alberto-Culver, which will own and operate Alberto-Culver’s consumer products business, (ii) one share of common stock of New Sally Holdings, which will own and operate Sally Holdings’ beauty supply distribution business and (iii) a $25.00 per share special cash dividend.

Alberto-Culver intends to treat the transactions as though they constitute a change in control for purposes of Alberto-Culver’s stock option and restricted stock plans. As a result, in accordance with the terms of these plans, all outstanding stock options and restricted shares of Alberto-Culver, including those held by Sally Holdings employees, will become fully vested upon completion of the transactions. Sally Holdings expects to record a charge at that time equal to the amount of future compensation expense that would have been recognized in subsequent periods as the stock options and restricted shares for Sally Holdings employees vested over the original vesting periods. Upon completion of the transactions, all outstanding Alberto-Culver stock options held by employees of Sally Holdings will become options to purchase shares of New Sally Holdings common stock.

The Investment Agreement provides that (i) upon the closing of the transactions New Sally Holdings or Sally Holdings will pay all of Investor’s transaction expenses and a transaction fee in the amount of $30 million to Clayton, Dubilier & Rice, Inc. and (ii) New Sally Holdings or Sally Holdings will pay certain of the combined transaction expenses of Sally Holdings and Alberto-Culver, up to a maximum of $20 million if the transactions close, and certain other expenses of Alberto-Culver not subject to the $20 million cap. The combined transaction expenses of Alberto-Culver and Sally Holdings that are allocated to Sally Holdings will be expensed by Sally Holdings as incurred through the date of completion of the transactions.

Pursuant to the terms of a Separation Agreement, all cash, cash equivalents and short-term investments of Sally Holdings and its subsidiaries will be transferred to Alberto-Culver other than $52.7 million plus an additional amount. The additional amount will equal the sum of (i) an estimate of the amount needed to cover certain income taxes (as specified in a Tax Allocation Agreement), (ii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally Holdings that Investor may acquire in order not to jeopardize the intended tax-free nature of the share distribution, and (iii) unpaid balances on certain specified liabilities of Sally Holdings, minus other specified transaction costs. All intercompany receivables, payables and loans (other than trade payables and Sally Holdings’ portion of the transaction expenses described above) between Sally Holdings or any of its subsidiaries, on the one hand, and Alberto-Culver or any of its subsidiaries (other than Sally Holdings and its subsidiaries), on the other hand, will be canceled prior to completion of the transactions. In addition, prior to completion of the transactions, all intercompany agreements between Sally Holdings or any of its subsidiaries and Alberto-Culver or any of its subsidiaries will terminate, other than certain agreements specifically designated in the Separation Agreement to survive following the transactions.

In addition, upon completion of the transactions, Michael H. Renzulli, Chairman of Sally Holdings, will terminate his employment with Alberto-Culver and Sally Holdings. Sally Holdings will provide Mr. Renzulli with certain benefits primarily consisting of a lump-sum cash payment of $3.6 million within 30 days after completion of the transactions. Sally Holdings will expense the cash payment at the time of completion of the transactions.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Notes to Consolidated Financial Statements—(Continued)

(16) Quarterly Financial Data (Unaudited)

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2005 and 2004 is summarized below:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands)
2005:
Net sales	$550,810	560,527	576,623	566,347
Gross profit	$248,879	255,797	264,626	257,698
Net earnings	$29,880	26,734	31,565	28,282
2004:
Net sales	$491,356	528,421	540,302	537,588
Gross profit	$219,126	240,717	247,451	243,559
Net earnings	$14,963	30,937	31,000	28,410

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Balance Sheets

	(Unaudited) March 31, 2006	September 30, 2005
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$62,819	38,612
Trade accounts receivable, less allowance for doubtful accounts of $1,940 and $2,073 at March 31, 2006 and September 30, 2005, respectively	37,773	40,314
Other receivables	21,899	19,348
Inventories	555,450	525,132
Prepaid expenses	8,103	9,042
Due from Alberto-Culver	—	11,320
Deferred income tax assets	7,672	7,672

Total current assets	693,716	651,440

Property and equipment at cost, less accumulated depreciation of $173,734 and $159,061 at March 31, 2006 and September 30, 2005, respectively	145,671	149,354
Goodwill	353,774	353,525
Intangible assets, net	46,941	48,282
Notes receivable from affiliated companies	—	15,242
Other assets	6,553	7,664

Total assets	$1,246,655	1,225,507

Liabilities and Stockholder’s Equity
Current liabilities:
Current maturities of long-term debt	$420	303
Notes payable to affiliated companies	—	13,577
Accounts payable	145,889	151,101
Accrued expenses	99,917	103,977
Due to Alberto-Culver	704	—

Total current liabilities	246,930	268,958

Long-term debt	817	610
Notes payable to affiliated companies	—	18,218
Other liabilities	15,477	21,310
Deferred income tax liabilities	15,770	16,115

Total liabilities	278,994	325,211

Commitments and contingencies

Stockholder’s equity:
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	—	—
Additional paid-in capital	67,300	63,884
Retained earnings	887,275	822,980
Accumulated other comprehensive income—foreign currency translation	13,086	13,432

Total stockholder’s equity	967,661	900,296

Total liabilities and stockholder’s equity	$1,246,655	1,225,507

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Statements of Earnings

Six Months Ended March 31, 2006 and 2005

	2006	2005
	(In thousands)
	( Unaudited)
Net sales	$1,167,456	1,111,337
Cost of products sold and distribution expenses	630,629	606,661

Gross profit	536,827	504,676
Selling, general and administrative expenses	404,208	388,152
Corporate charges from Alberto-Culver	21,752	21,085
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock	—	2,001
Expenses related to terminated spin/merge transaction	4,743	—

Operating earnings	106,124	93,438
Interest expense, net of interest income of $549 in 2006 and $670 in 2005	492	1,394

Earnings before provision for income taxes	105,632	92,044
Provision for income taxes	40,653	35,430

Net earnings	$64,979	56,614

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC. AND SUBSIDIARIES

(A Wholly-Owned Subsidiary of Alberto-Culver Company)

Consolidated Statements of Cash Flows

Six Months Ended March 31, 2006 and 2005

	2006	2005
	(In thousands)
	( Unaudited)
Cash Flows from Operating Activities:
Net earnings	$64,979	56,614
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	18,674	15,511
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock (net of deferred tax benefit of $700 in 2005)	—	1,301
Stock option expense (net of deferred tax benefit of $1,091 in 2006)	2,025	—
Net loss on disposal of leaseholds and other property	354	501
Deferred income taxes	746	2,595
Changes in (exclusive of effects of acquisitions):
Trade accounts receivable	2,580	(618)
Other receivables	(2,387)	(8,563)
Inventories	(30,546)	(18,869)
Prepaid expenses	898	1,422
Other assets	923	(162)
Accounts payable and accrued expenses	(5,905)	(20,753)
Due to/from Alberto-Culver	14,728	7,926
Other liabilities	(1,683)	1,790

Net cash provided by operating activities	65,386	38,695

Cash Flows from Investing Activities:
Proceeds from sales of short-term investments, net of purchases of $22,050 in 2005	—	22,550
Capital expenditures	(14,230)	(30,521)
Proceeds from sale of property and equipment	16	331
Acquisitions, net of cash acquired	(4,247)	(88,455)

Net cash used by investing activities	(18,461)	(96,095)

Cash Flows from Financing Activities:
Change in book cash overdraft	(5,746)	5,172
Proceeds from issuance of long-term debt	553	20,076
Repayments of long-term debt	(229)	(20,130)
Proceeds related to notes with affiliated companies	15,230	43,542
Payments related to notes with affiliated companies	(31,880)	(1,261)
Distributions to Alberto-Culver	(685)	(7,155)
Excess tax benefit from exercises of Alberto-Culver stock options	300	—

Net cash (used) provided by financing activities	(22,457)	40,244

Effect of foreign exchange rate changes on cash and cash equivalents	(261)	537

Net increase (decrease) in cash and cash equivalents	24,207	(16,619)
Cash and cash equivalents, beginning of period	38,612	45,453

Cash and cash equivalents, end of period	$62,819	28,834

See accompanying notes to the consolidated financial statements.

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Description of Business and Basis of Presentation

Sally Holdings, Inc. and its subsidiaries (Sally Holdings) sell professional beauty supplies, primarily through its Sally Beauty Supply retail stores, in the United States, United Kingdom, Puerto Rico, Mexico, Japan, Canada, Ireland and Germany. Additionally, Sally Holdings distributes professional beauty products exclusively to salons and professional cosmetologists through its Beauty Systems Group store operations and a commissioned direct sales force that calls on salons in the United States and Canada, and to franchises in the southern and southwestern United States and Mexico through its Armstrong McCall operations. The beauty products sold by Beauty Systems Group and Armstrong McCall are sold under exclusive territory agreements with the manufacturers of the products. Sally Holdings is a wholly-owned subsidiary of Alberto-Culver Company (Alberto-Culver).

The consolidated financial statements of Sally Holdings contained in this report have not been audited by Sally Holdings’ independent auditors, except for the balance sheet information presented at September 30, 2005 which has been derived from the Sally Holdings’ audited 2005 financial statements. However, in the opinion of Sally Holdings, the consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the data contained therein. The results of operations for the periods presented are not necessarily indicative of results for a full year.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from those estimates. Sally Holdings’ management believes these estimates and assumptions are reasonable.

Effective October 1, 2005, Sally Holdings adopted the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (R), Share-Based Payment, using the modified prospective method. Under this method, compensation expense related to Alberto-Culver stock options granted to Sally Holdings employees is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). Sally Holdings recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated. See “note 3” for further discussion of the adoption of SFAS No. 123 (R) and the effect on the first half of fiscal year 2006.

These statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended September 30, 2005.

(2) Conversion by Alberto-Culver to One Class of Common Stock

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option or restricted stock plans; however, certain employees of Sally Holdings have been granted stock options and restricted shares under stock option plans and restricted stock plans of Alberto-Culver.

On October 22, 2003, the Alberto-Culver board of directors approved the conversion of all of Alberto-Culver’s issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of Alberto-Culver’s certificate of incorporation. The conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Alberto-Culver Class A common stock became options to purchase an equal number of shares of Alberto-Culver Class B common stock. On January 22, 2004, Alberto-Culver redesignated its Class B common stock to “common stock.”

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Prior to the adoption of SFAS No. 123 (R), as discussed in “note 3,” both Alberto-Culver and Sally Holdings accounted for stock compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, which required Sally Holdings to recognize a non-cash charge from the remeasurement of the intrinsic value of all Alberto-Culver Class A stock options outstanding on the conversion date that were issued to employees of Sally Holdings. A portion of this non-cash charge was recognized on the conversion date for vested stock options and the remaining non-cash charge related to unvested stock options and restricted shares was being recognized over the remaining vesting periods. In the first half of fiscal year 2005, Sally Holdings recorded a non-cash charge against pre-tax earnings of $2.0 million ($1.3 million after taxes). The non-cash charge reduced earnings before provision for income taxes, provision for income taxes and net earnings. No portion of the non-cash charge related to cost of products sold and distribution expenses. The net balance sheet effect of the options remeasurement increased stockholder’s equity by $0.7 million in the first half of fiscal year 2005, and resulted in the recognition of deferred tax assets of the same amount. The amount of the non-cash charge affecting the first half of fiscal year 2006, calculated in accordance with SFAS No. 123 (R), was nearly zero.

(3) Accounting for Stock-Based Compensation

As a subsidiary of Alberto-Culver, Sally Holdings has no employee stock option plans; however, certain employees of Sally Holdings have been granted stock options under stock option plans of Alberto-Culver. Under the current plan, Alberto-Culver is authorized to issue non-qualified stock options to employees to purchase a limited number of shares of Alberto-Culver’s common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plan expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 9.0 million shares have been authorized to be issued under the current plan, of which 2.8 million shares remain available for future grants by Alberto-Culver as of March 31, 2006. There are also Alberto-Culver stock options outstanding for Sally Holdings employees under a previous stock option plan of Alberto-Culver which, upon the adoption of the current plan, can no longer issue new grants. Alberto-Culver expects to use treasury shares upon the exercise of stock options in the foreseeable future.

Prior to fiscal year 2006, SFAS No. 123, Accounting for Stock-Based Compensation, required either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. Sally Holdings had elected to measure stock-based compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, and, accordingly, no compensation cost related to stock options had been recognized in the consolidated statements of earnings, except for the non-cash charge related to Alberto-Culver’s conversion to one class of common stock discussed in “note 2.”

Effective October 1, 2005, Sally Holdings adopted SFAS No. 123 (R) using the modified prospective method. Under this method, compensation expense related to Alberto-Culver stock options granted to Sally Holdings employees is recognized for new stock option grants beginning in fiscal year 2006 and for the unvested portion of outstanding stock options that were granted prior to the adoption of SFAS No. 123 (R). Sally Holdings recognizes compensation expense on a straight-line basis over the vesting period or to the date a participant becomes eligible for retirement, if earlier. In accordance with the modified prospective method, the financial statements for prior periods have not been restated.

In the first half of fiscal year 2006, Sally Holdings recorded stock option expense that reduced earnings before provision for income taxes by $3.1 million, provision for income taxes by $1.1 million and net earnings by $2.0 million. The expense recorded in the first half of fiscal year 2006 included the immediate expensing of the fair value of stock options granted during the first quarter to participants who had already met the definition

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

of retirement under the current Alberto-Culver stock option plan. The stock option expense is included in selling, general and administrative expenses in the consolidated statement of earnings. The net balance sheet effect of recognizing stock option expense increased total stockholder’s equity by $1.1 million in the first half of fiscal year 2006 and resulted in the recognition of deferred tax assets of the same amount. Sally Holdings’ consolidated statement of cash flows for the six months ended March 31, 2006 reflects $0.3 million of excess tax benefits from employee exercises of Alberto-Culver stock options as a financing cash inflow in accordance with the provisions of SFAS No. 123 (R) which became effective October 1, 2005. For the six months ended March 31, 2005, Sally Holdings’ consolidated statement of cash flows reflects $1.2 million of excess tax benefits from employee exercises of Alberto-Culver stock options as an operating cash inflow.

The weighted average fair value of Alberto-Culver stock options issued to Sally Holdings employees at the date of grant during the six months ended March 31, 2006 and 2005 was $9.46 and $9.41, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended March 31
	2006	2005
Expected life	3.5-4.5 years	3.5-5 years
Volatility	20%	20%
Risk-free interest rate	4.2%	3.4%
Dividend yield	1.0%	0.9%

The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The expected volatility is based on the historical volatility of Alberto-Culver’s common stock. The risk-free interest rate is based on the U.S. Treasury bill rate for the expected life of the related stock options. The dividend yield represents the anticipated cash dividend for Alberto-Culver’s common stock over the expected life of the stock options.

Activity for Alberto-Culver stock options issued to Sally Holdings employees under the plans is summarized as follows:

	Number of Options (in thousands)	Weighted Average Option Price	Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2005	1,881	$33.30
Granted	494	$44.40
Exercised	(264)	$25.46
Canceled	(4)	$29.11

Outstanding at March 31, 2006	2,107	$36.89	8.0 years	$15,466

Exercisable at March 31, 2006	906	$29.83	6.7 years	$13,050

During the six months ended March 31, 2006 and 2005, there were no Alberto-Culver stock options issued to Sally Holdings employees that vested. The total intrinsic value of Alberto-Culver stock options exercised by Sally Holdings employees during the first half of fiscal year 2006 and 2005 was $5.0 million and $11.4 million, respectively. The tax benefit realized from Alberto-Culver stock options exercised by Sally Holdings employees during the first half of fiscal year 2006 and 2005 was $1.6 million and $3.9 million, respectively. As of March 31, 2006, Sally Holdings had $6.2 million of unrecognized compensation cost related to Alberto-Culver stock options issued to Sally Holdings employees that will be recognized over a weighted average period of 2.3 years.

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As a subsidiary of Alberto-Culver, Sally Holdings has no restricted stock plans; however, certain employees of Sally Holdings have been granted restricted shares under restricted stock plans of Alberto-Culver. Alberto-Culver is authorized to grant up to 900,000 restricted shares of common stock to employees under the current restricted stock plan. As of March 31, 2006, approximately 796,000 shares remain authorized for future issuance by Alberto-Culver under the current plan. In addition, Alberto-Culver has restricted shares outstanding for employees of Sally Holdings under a previous restricted stock plan which, upon the adoption of the current plan, can no longer issue new grants. The restricted shares under these plans meet the definition of “nonvested shares” in SFAS No. 123 (R). The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total fair market value of restricted shares on the date of grant is amortized to expense on a straight-line basis over the vesting period. The amortization expense related to Alberto-Culver restricted shares issued to employees of Sally Holdings was $0.3 million during each of the six month periods ended March 31, 2006 and 2005.

Activity for Alberto-Culver restricted shares issued to Sally Holdings employees under the plans is summarized as follows (shares in thousands):

	Number of Shares	Weighted Average Fair Value on Grant Date
Nonvested at September 30, 2005	33	$21.92
Granted	15	$44.40
Vested	—	—
Forfeited	(1)	$23.30

Nonvested at March 31, 2006	47	$28.96

As of March 31, 2006, Sally Holdings had $1.0 million of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 3.6 years.

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, Sally Holdings’ pro-forma net earnings for the six months ended March 31, 2005 would have been as follows (in thousands):

Six Months Ended March 31, 2005
Reported net earnings:	$56,614
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	1,472
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	(1,976)

Pro-forma net earnings	$56,110

The $1.5 million addition to reported net earnings for the six months ended March 31, 2005 for stock-based compensation expense includes $1.3 million of after-tax non-cash charges related to Alberto-Culver’s conversion to a single class of common stock for the same period. The $2.0 million deduction for the six months ended March 31, 2005 for stock-based compensation expense determined under the fair-value based method includes two thousand dollars of pro-forma after-tax non-cash charges related to Alberto-Culver’s conversion to a single class of common stock for the same period. See “note 2” for further discussion of the conversion.

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Comprehensive Income

Comprehensive income consists of net earnings and foreign currency translation adjustments as follows (in thousands):

	Six Months Ended March 31
	2006	2005
Net earnings	$64,979	56,614
Other comprehensive income adjustments-foreign currency translation	(346)	4,540

Comprehensive income	$64,633	61,154

The net earnings and the comprehensive income amounts for the six months ended March 31, 2006 include $2.0 million of stock option expense as a result of the adoption of SFAS No. 123 (R) (see “note 3”). The net earnings and comprehensive income amounts for the six months ended March 31, 2005 include the after-tax non-cash charge of $1.3 million related to Alberto-Culver’s conversion to one class of common stock (see “note 2”).

(5) Business Segment Information

Segment information for the six months ended March 31, 2006 and 2005 is as follows (in thousands):

	2006	2005
Net sales:
Sally Beauty Supply	$703,041	673,909
Beauty Systems Group	464,415	437,428

	$1,167,456	1,111,337

Earnings before provision for income taxes:
Sally Beauty Supply	$95,536	82,924
Beauty Systems Group	32,863	26,198

Segment operating profit	128,399	109,122
Unallocated expenses*	(14,416)	(13,683)
Stock option expense	(3,116)	—
Non-cash charge related to Alberto-Culver’s conversion to one class of common stock	—	(2,001)
Expenses related to terminated spin/merge transaction	(4,743)	—
Interest expense, net of interest income	(492)	(1,394)

	$105,632	92,044

*	Unallocated expenses consist of corporate charges from Alberto-Culver.

(6) Goodwill

The change in the carrying amount of goodwill by operating segment for the six months ended March 31, 2006 is as follows (in thousands):

	Sally Beauty Supply	Beauty Systems Group	Total
Balance as of September 30, 2005	$10,089	343,436	353,525
Adjustments	—	(50)	(50)
Foreign currency translation	3	296	299

Balance as of March 31, 2006	$10,092	343,682	353,774

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7) Acquisitions

On December 31, 2004, Sally Holdings acquired Innovation Successful Salon Services, Inc., XRG Enterprises, Inc., Artistic Salon Services, Inc., and Pacific Salon Services, Inc., full service distributors of professional beauty products under common ownership (CosmoProf), in order to continue to expand the geographic area served by Beauty Systems Group. The total amount paid for the acquisition was $91.2 million. Goodwill of $54.8 million was recorded as a result of the acquisition, substantially all of which is expected to be deductible for income tax purposes. Certain identifiable intangible assets were also recorded for a total of $24.6 million. Of this amount, $19.7 million was assigned to registered trade names and $4.9 million to other identifiable intangible assets. Sally Holdings has determined that the registered trade names have indefinite lives and are not subject to amortization for book purposes. Substantially all of the trade names and other intangible assets are expected to be deductible for tax purposes. The acquisition was accounted for using the purchase method and, accordingly, the results of operations of CosmoProf are included in the consolidated financial statements from the date of acquisition. CosmoProf is included in the Beauty Systems Group segment.

The following table provides pro-forma results for the six months ended March 31, 2005 as if CosmoProf had been acquired on October 1, 2004. Anticipated cost savings and other effects of the planned integration of CosmoProf are not included in the pro-forma results. The pro-forma amounts presented are not necessarily indicative of the results that would have occurred had the acquisition been completed as of October 1, 2004, nor are the pro-forma amounts necessarily indicative of future results. Pro-forma information for the six months ended March 31, 2006 is not provided since CosmoProf’s results of operations are included for the full period.

Six Months Ended March 31, 2005
(In thousands)
Pro-forma net sales	$1,135,720
Pro-forma net earnings	$54,526

On December 1, 2003, Sally Holdings acquired substantially all of the assets of West Coast Beauty Supply, a full-service distributor of professional beauty products. As of March 31, 2006, approximately $5.1 million of the purchase price remains to be paid in fiscal year 2007 in accordance with the terms of the purchase agreement. Pro-forma information has not been provided since West Coast Beauty Supply’s results of operations are included in the periods presented.

(8) Related Party Transactions

Alberto-Culver and its affiliates perform certain administrative services for Sally Holdings. In addition, certain subsidiaries of Sally Holdings have entered into consulting, business development, management and advisory services agreements with Alberto-Culver. Corporate charges from Alberto-Culver on the consolidated statements of earnings represent charges for these services based on allocations of specific services and a sales-based service fee.

Costs for certain administrative services and other corporate functions are allocated by Alberto-Culver to Sally Holdings based on the most relevant allocation method to the specific services being provided and totaled $7.3 million and $7.4 million for the six months ended March 31, 2006 and 2005, respectively. Where practicable, the costs for such services are allocated based on specific identification of direct costs incurred by Alberto-Culver on behalf of Sally Holdings. For example, executive compensation, the most significant portion of the corporate charges, is allocated based on a combination of specific identification and an equal split of the remaining executive compensation costs between Sally Holdings and Alberto-Culver’s consumer products

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

business. Management believes the methods of allocation used are reasonable. Certain other Alberto-Culver corporate costs are charged to Sally Holdings through a sales-based service fee, which totaled $14.4 million and $13.7 million for the six months ended March 31, 2006 and 2005, respectively. These amounts are classified as unallocated expenses for Sally Holdings’ segment reporting purposes in “note 5.” Management believes the use of the sales-based service fee to approximate the corporate costs related to Sally Holdings is reasonable.

Management estimates that had Sally Holdings been operating as a stand-alone entity not affiliated with Alberto-Culver during the six months ended March 31, 2006 and 2005, the overall amount of corporate costs incurred would have been less than the amounts allocated and charged by Alberto-Culver; however, it is not reasonably practicable to estimate the actual amount of costs that would have been incurred.

In addition, during the first six months of fiscal year 2006 Alberto-Culver allocated Sally Holdings approximately $4.7 million of transaction expenses related to the terminated spin/merge transaction with Regis Corporation (Regis), as discussed in “note 9,” in accordance with the terms of the transaction agreements.

(9) Subsequent Events

On January 10, 2006, Alberto-Culver entered into an agreement with Regis to merge Sally Holdings with a subsidiary of Regis in a tax-free transaction. Pursuant to the terms and conditions of the merger agreement, Sally Holdings was to be spun off to Alberto-Culver’s stockholders by way of a tax-free distribution and, immediately thereafter, combined with Regis in a tax-free stock-for-stock merger.

On April 5, 2006, Alberto-Culver provided notice to Regis that its board of directors had withdrawn its recommendation for shareholders to approve the transaction. Following Alberto-Culver’s notice to Regis, also on April 5, 2006, Regis provided notice to Alberto-Culver that it was terminating the merger agreement effective immediately. In connection with the termination of the merger agreement, Alberto-Culver paid Regis a $50.0 million termination fee on April 10, 2006. In addition, Alberto-Culver and Sally Holdings incurred transaction expenses, primarily legal and investment banking fees, during the fourth quarter of fiscal year 2005 and the first nine months of fiscal year 2006. The total amount of transaction expenses, including the termination fee, was $56.2 million ($35.2 million after taxes). Approximately $4.7 million ($2.9 million after taxes) of this amount was expensed by Sally Holdings during the first six months of fiscal year 2006 and approximately $32.7 million ($20.3 million after taxes) was expensed by Sally Holdings during the third quarter of fiscal year 2006 in accordance with the terms of the transaction agreements. All transaction related expenses incurred are expected to be deductible for tax purposes.

On June 19, 2006, Alberto-Culver announced a plan to split its beauty supply distribution business, Sally Holdings, from its consumer products business. Pursuant to an Investment Agreement, CDRS Acquisition LLC (Investor), a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P., will invest $575 million to obtain an equity ownership of approximately 47.5% of Sally Holdings and Sally Holdings will incur approximately $1.85 billion of new debt. Upon closing of the transactions, Alberto-Culver shareholders will receive, for each share of Alberto-Culver common stock then owned, (i) one share of common stock of New Alberto-Culver, which will own and operate Alberto-Culver’s consumer products business, (ii) one share of common stock of New Sally Holdings, which will own and operate Sally Holdings’ beauty supply distribution business and (iii) a $25.00 per share special cash dividend.

Alberto-Culver intends to treat the transactions as though they constitute a change in control for purposes of Alberto-Culver’s stock option and restricted stock plans. As a result, in accordance with the terms of these plans, all outstanding stock options and restricted shares of Alberto-Culver, including those held by Sally Holdings employees, will become fully vested upon completion of the transactions. Sally Holdings expects to record a

SALLY HOLDINGS, INC., AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

charge at that time equal to the amount of future compensation expense that would have been recognized in subsequent periods as the stock options and restricted shares for Sally Holdings employees vested over the original vesting periods. Upon completion of the transactions, all outstanding Alberto-Culver stock options held by employees of Sally Holdings will become options to purchase shares of New Sally Holdings common stock.

The Investment Agreement provides that (i) upon the closing of the transactions New Sally Holdings or Sally Holdings will pay all of Investor’s transaction expenses and a transaction fee in the amount of $30 million to Clayton, Dubilier & Rice, Inc. and (ii) New Sally Holdings or Sally Holdings will pay certain of the combined transaction expenses of Sally Holdings and Alberto-Culver, up to a maximum of $20 million if the transactions close, and certain other expenses of Alberto-Culver not subject to the $20 million cap. The combined transaction expenses of Alberto-Culver and Sally Holdings that are allocated to Sally Holdings will be expensed by Sally Holdings as incurred through the date of completion of the transactions.

Pursuant to the terms of a Separation Agreement, all cash, cash equivalents and short-term investments of Sally Holdings and its subsidiaries will be transferred to Alberto-Culver other than $52.7 million plus an additional amount. The additional amount will equal the sum of (i) an estimate of the amount needed to cover certain income taxes (as specified in a Tax Allocation Agreement), (ii) an amount determined pursuant to a formula intended to reflect the limitations placed on the number of shares of New Sally Holdings that Investor may acquire in order not to jeopardize the intended tax-free nature of the share distribution, and (iii) unpaid balances on certain specified liabilities of Sally Holdings, minus other specified transaction costs. All intercompany receivables, payables and loans (other than trade payables and Sally Holdings’ portion of the transaction expenses described above) between Sally Holdings or any of its subsidiaries, on the one hand, and Alberto-Culver or any of its subsidiaries (other than Sally Holdings and its subsidiaries), on the other hand, will be canceled prior to completion of the transactions. In addition, prior to completion of the transactions, all intercompany agreements between Sally Holdings or any of its subsidiaries and Alberto-Culver or any of its subsidiaries will terminate, other than certain agreements specifically designated in the Separation Agreement to survive following the transactions.

In addition, upon completion of the transactions, Michael H. Renzulli, Chairman of Sally Holdings, will terminate his employment with Alberto-Culver and Sally Holdings. Sally Holdings will provide Mr. Renzulli with certain benefits primarily consisting of a lump-sum cash payment of $3.6 million within 30 days after completion of the transactions. Sally Holdings will expense the cash payment at the time of completion of the transactions.

Annex A

INVESTMENT AGREEMENT

DATED AS OF JUNE 19, 2006

AMONG

ALBERTO-CULVER COMPANY,

NEW ARISTOTLE COMPANY,

SALLY HOLDINGS, INC.,

NEW SALLY HOLDINGS, INC.

AND

CDRS ACQUISITION LLC

A-ii

EXHIBITS

Exhibit A—Separation Agreement

Exhibit B—Form of Amended and Restated Certificate of Incorporation of New Sally Holdings, Inc.

Exhibit C—Form of Amended and Restated By-laws of New Sally Holdings, Inc.

Exhibit D—Tax Allocation Agreement

Exhibit E—Employee Matters Agreement

Exhibit F—Form of Stockholders Agreement

Exhibit 2.4 Investor Share Number Calculation

A-iii

INVESTMENT AGREEMENT

INVESTMENT AGREEMENT, dated as of June 19, 2006 (this “Agreement”), among ALBERTO-CULVER COMPANY, a Delaware corporation (“Alberto-Culver”), NEW ARISTOTLE COMPANY, a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of New Sally (“Merger Sub”), SALLY HOLDINGS, INC., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of Alberto-Culver (“Sally”), NEW SALLY HOLDINGS, INC., a Delaware corporation and, as of the date hereof, a wholly-owned subsidiary of Alberto-Culver (“New Sally”), and CDRS ACQUISITION LLC, a Delaware limited liability company (“Investor” and, collectively with Alberto-Culver, Sally and New Sally, the “Parties”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of Alberto-Culver deems it advisable and in the best interests of Alberto-Culver and its stockholders that the following transactions be consummated: (a) the merger (the “Alberto-Culver Merger”) of Merger Sub with and into Alberto-Culver, whereby each share of common stock, $0.22 par value per share, of Alberto-Culver (the “Alberto-Culver Common Stock”), will be converted into one share of common stock, par value $0.01 per share, of New Sally (the “New Sally Common Stock”), Alberto-Culver will be the surviving corporation and Alberto-Culver will become a wholly-owned subsidiary of New Sally; (b) immediately after the effective time of the Alberto-Culver Merger, the conversion (the “Alberto-Culver Conversion”) of Alberto-Culver into a limited liability company organized under the laws of the State of Delaware (“New Alberto-Culver LLC”), whereby the outstanding shares of Alberto-Culver will be converted into membership interests in New Alberto-Culver LLC; (c) the distribution by New Alberto-Culver LLC of all of the outstanding shares of common stock, no par value, of Sally, to New Sally (the “Sally Distribution”); (d) the contribution (the “Alberto-Culver Contribution”) by New Sally of all of the membership interests of New Alberto-Culver LLC to New Aristotle Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of New Sally (“New Alberto-Culver”); (e) the issuance and sale (the “Share Issuance”) to Investor of a number of shares of New Sally Class A common stock, $0.01 par value per share (“New Sally Class A Common Stock”) equal to the Investor Share Number; (f) the distribution (the “Share Distribution”) of all of the issued and outstanding shares of common stock of New Alberto-Culver (“New Alberto-Culver Common Stock”) on a pro rata basis to the holders of record of New Sally Common Stock upon the terms and subject to the conditions set forth in the Separation Agreement, dated as of the date hereof between Alberto-Culver, New Sally, Sally and New Alberto-Culver and attached as Exhibit A (the “Separation Agreement”); and (g) prior to the Share Distribution, the payment by New Sally of a special cash dividend to holders of record of New Sally Common Stock upon the terms and subject to the conditions set forth in the Separation Agreement in the amount of $25.00 per share of New Sally Common Stock (the “Cash Distribution”, together with the Share Distribution, the “Distributions”) (the transactions described in the foregoing clauses (a) through (g) the “Closing Transactions,” and together with the other transactions contemplated hereby, the “Transactions”);

WHEREAS, for United States federal income tax purposes, it is intended that the (a) Alberto-Culver Merger and the Alberto-Culver Conversion shall qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be, and is hereby adopted as a plan of reorganization, (b) the Alberto-Culver Contribution and the Share Distribution shall qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code and (c) the Cash Distribution will constitute a distribution taxable under Sections 301 and 356(b) of the Code; and

WHEREAS, Alberto-Culver, Sally, New Sally and Investor desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and to prescribe the various conditions to the Transactions; and

WHEREAS, to induce Investor to enter into this Agreement, certain stockholders of Alberto-Culver are, simultaneously with the execution and delivery of this Agreement, entering into a support agreement with Investor (the “Support Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement have the meanings set forth in this Agreement or, when so indicated, in the applicable Transaction Agreement. As used in this Agreement:

(a) “Affiliate” means (except as specifically otherwise defined), with respect to any specified Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(b) “Alberto-Culver Group” means New Alberto-Culver, Alberto-Culver and each of the Alberto-Culver Subsidiaries.

(c) “Applicable Laws” means all applicable laws, statutes, ordinances, orders, decrees, rules, regulations, policies or guidelines promulgated, or judgments, decisions, orders or arbitration awards entered, by any Governmental Entity.

(d) “Board of Directors” means the board of directors of any specified Person.

(e) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(f) “CD&R” means Clayton, Dubilier & Rice, Inc., a Delaware corporation and the manager of the Equity Fund.

(g) “Diversion” means the sale of professional beauty products by any Person (the “Selling Person”) to (i) any Person that has not been designated by the manufacturer of such professional beauty products as an approved outlet (an “Unapproved Outlet”) or (ii) any Person that the Selling Person knows will resell or knows is reasonably likely to resell such professional beauty products to an Unapproved Outlet.

(h) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(i) An “ERISA Affiliate” when used with respect to any Person, means any trade or business, whether or not incorporated, that, together with such Person, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.

(j) “Form 10” means the registration statement with respect to the shares of New Alberto-Culver Common Stock to be distributed in the Share Distribution.

(k) “GAAP” means United States generally accepted accounting principles, consistently applied.

(l) “Known” or “Knowledge” means, (i) with respect to New Sally, Alberto-Culver or Sally, the actual knowledge of any of the persons set forth on Section 1.1(j) of the Alberto-Culver Disclosure Schedule and (ii) with respect to Investor, the actual knowledge of any of the persons listed as officers in the Limited Liability Company Agreement of Investor, dated as of June 8, 2006 and delivered to Alberto-Culver prior to the date hereof (without giving effect to any amendments thereto).

(m) “Limited Guarantee” means the Limited Guarantee, dated as of the date hereof, by the Equity Fund as guarantor in favor of Alberto-Culver as the guaranteed party.

(n) “Material Adverse Effect” means, with respect to any Person, any effect, change, circumstance or development that, individually or in the aggregate with other such effects, changes, circumstances or developments, is both material and adverse to (i) the ability of such Person to consummate the Transactions or (ii) the business, financial condition, operations, results of operations, properties, assets or liabilities of such Person and its Subsidiaries, taken as a whole, other than, in the case of this clause (ii), any effect, change, circumstance or development (A) resulting from the announcement of the execution of this Agreement or any of the Transaction Agreements or of the Transactions or, except with respect to the representations and warranties in Sections 4.1(b)(ii) and (iii), 4.2(c)(iii) and (iv), 4.3(c)(ii) and (iv), and 4.4(c)(ii) and (iii), any action taken in connection with the Transactions, (B) relating to any actual or threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of such Person or any of its Subsidiaries with any supplier or group of suppliers, (C) relating to state, national or international political, social, general business or economic conditions (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (D) relating in general to the industries in which such Person and its Subsidiaries operate (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (E) relating to any action or omission of New Sally, Alberto-Culver, Sally, Investor or any Subsidiary of any of them taken with the express prior written consent of each of the other parties hereto, (F) relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any other jurisdiction in which such Person or any of its Subsidiaries operates (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected thereby in any material respect as compared to other comparable companies in their industry), (G) relating to financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (H) relating to changes after the date hereof in United States GAAP or the accounting rules and regulations of the SEC or (I) relating to changes in Applicable Laws.

(o) A “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(p) “New Sally Substitute Option” means an option held by a Sally Employee to purchase New Sally Common Stock that was converted from an Alberto-Culver Stock Option pursuant to the terms of the Employee Matters Agreement.

(q) “NYSE” means The New York Stock Exchange, Inc.

(r) “Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(s) “Sally Distribution Time” means the time at which the distribution of Sally to New Sally is effective as determined by the Alberto-Culver Board of Directors.

(t) “Sally Group” means New Sally, Sally and each direct and indirect Subsidiary of Sally other than a member of the Alberto-Culver Group.

(u) “Sally Plan” means any employee benefit plan, program, policy, practice or other arrangement providing compensation or benefits to any current or former Sally Employee or any beneficiary or dependent thereof that is sponsored, maintained or contributed to by Alberto-Culver or Sally or any of its other ERISA Affiliates or other Subsidiaries or to which Alberto-Culver or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, welfare, paid time off, bereavement, tuition, employee assistance, relocation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(v) “SEC” means the Securities and Exchange Commission.

(w) “Subsidiary” means, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

(x) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any tax, in any sense, including (i) any federal, state, municipal, county, local, foreign or other Governmental Entity net income, gross income, receipts, windfall profit, severance, real, personal, tangible, escheatable, unclaimed or abandoned property, goods and services, value added, estimated, capital stock, production, sales, use, license, excise, franchise, employment, unemployment, social security, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, customs, duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, including any fines, penalties or interest arising under ERISA; and (ii) any liability for payments of a type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group, or under a tax sharing, tax allocation, tax indemnity or other agreement, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise; and (iii) any expenses or damages related to any liabilities described in clauses (i) and (ii).

(y) “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

(z) “Transaction Agreements” means collectively, the Separation Agreement, the Employee Matters Agreement, the Tax Allocation Agreement, the Stockholders Agreement, the Support Agreement, the Limited Guarantee and the other agreements, if any, entered into or to be entered into in connection with the Transactions.

(aa) “Transaction Fee” means an amount equal to $30,000,000.

Each of the following terms is defined in the Section of this Agreement or the agreement set forth opposite such term:

AC Certificate of Merger	3.2
AC Effective Time	3.2
Action	4.1(d)
Agreement	Preamble
Alberto-Culver	Preamble
Alberto-Culver Acquisition Agreement	6.5(a)
Alberto-Culver Acquisition Proposal	6.5(b)
Alberto-Culver Certificate of Conversion	3.2
Alberto-Culver Certificate of Formation	3.2

Alberto-Culver Certificate	3.5(b)
Alberto-Culver Common Stock	Recitals
Alberto-Culver Contribution	Recitals
Alberto-Culver Conversion	Recitals
Alberto-Culver Designees	6.2(a)
Alberto-Culver Disclosure Schedule	4.2
Alberto-Culver Filed SEC Reports	4.3(d)(iii)
Alberto-Culver Lookback Period	8.2(b)
Alberto-Culver Merger	Recitals
Alberto-Culver Necessary Consents	4.2(c)(iii)
Alberto-Culver Option Plans	4.2(b)(i)(B)
Alberto-Culver Recommendation	6.1(b)

Alberto-Culver Restricted Stock	4.2(b)(i)(A)
Alberto-Culver Restricted Stock Plans	4.2(b)(i)(A)
Alberto-Culver SEC Reports	4.2(d)(i)
Alberto-Culver Stock Options	4.2(b)(i)(B)
Alberto-Culver Stock Plans	4.2(b)(i)(B)
Alberto-Culver Stockholders Meeting	6.1(b)
Alberto-Culver Subsidiaries	Separation Agreement
Alberto-Culver Taxes	Tax Allocation Agreement
Alberto-Culver Transaction Approval	6.1(b)
Alberto-Culver Vote	6.1(b)
Alberto-Culver Voting Debt	4.2(b)(iii)
BSG	6.18(d)
Cash Distribution	Recitals
Change in the Alberto-Culver Recommendation	6.5(d)
Closing	2.2
Closing Date	2.2
Closing Transactions	Recitals
Code	Recitals
Confidentiality Agreement	6.3
Contract	4.1(b)(ii)
Conversion Effective Time	3.2
Debt Commitment Letter	4.1(f)
Debt Financing	4.1(f)
Debt Receipt Failure	8.2(f)
Distributions	Recitals
Distributions Time	Separation Agreement
DGCL	3.1(a)
DLLCA	3.1(b)
DOJ	6.4(b)
Environmental Laws	4.3(h)
Environmental Liabilities	4.3(h)
Equity Commitment Letter	4.1(f)
Equity Financing	4.1(f)
Equity Fund	4.1(f)

Estimated Pre-Closing Taxes	Tax Allocation Agreement
Estimated Required Retained Cash Amount	Separation Agreement
Exchange Act	4.1(b)(iii)
Exchange Agent	3.6(a)
Exchange Fund	3.6(a)
Expenses	6.6
Financing	4.1(f)
Force the Alberto-Culver Vote Notice	6.1(b)
Foreign Competition Laws	6.4(a)
Form S-4	6.1(a)
Governmental Entity	4.1(b)(iii)
Hazardous Materials	4.3(h)
HSR Act	4.1(b)(iii)
Indemnifiable Losses	Separation Agreement
Independent Director	6.2(a)
Information Statement	6.1(a)
Injunction	7.1(b)
Intellectual Property	4.3(i)
Investor	Preamble
Investor Designees	6.2(a)
Investor Necessary Consents	4.1(b)(iii)
Investor Share Number	Exhibit 2.4
Liens	4.1(b)(ii)
Merger Sub	Preamble
Merger Sub Common Stock	3.5(c)
New Alberto-Culver	Recitals
New Alberto-Culver Common Stock	Recitals
New Alberto-Culver LLC	Recitals
New Alberto-Culver Stock Options	Employee Matters Agreement
New Sally	Preamble
New Sally Class A Common Stock	Recitals

New Sally Common Stock	Recitals
New Sally Necessary Consents	4.4(c)(iii)
New Sally Prospectus	6.1(a)
New Sally Record Date	Separation Agreement
New Sally Voting Debt	4.4(b)(ii)
Parties	Preamble
Private Letter Ruling	7.1(g)(i)
Proxy Statement	6.1(a)
Purchase Price	2.1
Required Approvals	6.4(a)
Required Retained Cash Amount	Separation Agreement
Restricted Activities	6.13(a)(i)
Restricted Territories	6.13(a)(i)
Sally	Preamble
Sally Business	Separation Agreement
Sally Disclosure Schedule	4.3
Sally Distribution	Recitals
Sally Employee	Employee Matters Agreement

Sally Financial Statements	4.3(d)(i)
Sally Franchisees	4.3(p)(i)
Sally Material Contract	4.3(k)
Sally Necessary Consents	4.3(c)(iv)
Sally Permits	4.3(f)(ii)
Sally Significant Subsidiaries	4.3(a)(ii)
Sally UFOCs	4.3(p)(ii)
Sally Voting Debt	4.3(b)(ii)
SBC	6.18(e)
Selling Person	1.1(g)
Separation Agreement	Recitals
Share Distribution	Recitals
Share Issuance	Recitals
Shares	2.1
Stockholders Agreement	6.15
Surplus and Solvency Opinions	6.19
Superior Alberto-Culver Proposal	6.5(c)
Support Agreement	Recitals
Surviving Corporation	3.1(a)
Termination Agreement	4.3(l)(vi)
Termination Date	8.1(b)
Termination Fee	8.2(f)
Transactions	Recitals
True-Up Amount	Exhibit 2.4
Unapproved Outlet	1.1(g)
Valuation Firm	6.18
Valuation Firm Fees	6.18
Violation	4.1(b)(ii)

ARTICLE II

SHARE PURCHASE

Section 2.1 Share Purchase. Upon the terms and subject to the conditions of this Agreement, at the Closing and immediately after the Alberto-Culver Contribution, New Sally shall issue and sell to Investor and Investor shall purchase from New Sally a number of previously unissued New Sally Class A Common Stock determined in accordance with Section 2.4 (the “Shares”). In consideration for the issuance and sale of the Shares, and upon the terms and subject to the conditions of this Agreement, at the Closing, Investor shall pay, or cause to be paid to New Sally $575,000,000 (the “Purchase Price”).

Section 2.2 Closing. The closing of the Transactions (the “Closing”) will take place as soon as practicable, but in any event within three Business Days after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)) set forth in Article VII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, unless another place is agreed to in writing by the parties hereto.

Section 2.3 Payment Terms. At the Closing, upon the terms and subject to the conditions of this Agreement (a) New Sally shall issue and deliver to Investor a certificate representing the Shares duly registered in the name of Investor and (b) Investor shall pay the Purchase Price provided for in Section 2.1 by wire transfer of immediately available funds to an account designated by New Sally at least two days prior to the Closing Date.

Section 2.4 Investor Share Number. During the two trading days prior to the Closing Date, Investor and Alberto-Culver mutually shall determine in good faith the Investor Share Number in a manner consistent with the terms and methodology set forth on Exhibit 2.4.

ARTICLE III

OTHER TRANSACTIONS, EXCHANGE OF SHARES, ETC.

Section 3.1 Other Transactions. The transactions set forth in this Section 3.1 shall take place in the order set forth below:

(a) The Alberto-Culver Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the AC Effective Time, Merger Sub shall be merged with and into Alberto-Culver in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Alberto-Culver shall be the surviving corporation (the “Surviving Corporation”) in the Alberto-Culver Merger and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of Alberto-Culver and Merger Sub in accordance with the DGCL. As a result of the Alberto-Culver Merger, Alberto-Culver shall become a wholly-owned subsidiary of New Sally.

(b) The Alberto-Culver Conversion. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the AC Effective Time, Alberto-Culver shall effect the Alberto-Culver Conversion pursuant to applicable provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”). Following the Alberto-Culver Conversion, New Alberto-Culver LLC will be a limited liability company all of whose membership interests are held by New Sally and which is disregarded as an entity separate from New Sally for U.S. federal income tax purposes.

(c) The Sally Distribution. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the effectiveness of the Alberto-Culver Conversion, New Alberto-Culver LLC will distribute all of the outstanding shares of capital stock of Sally to New Sally. Following the Sally Distribution, all of the outstanding shares of capital stock of Sally will be owned by New Sally.

(d) The Alberto-Culver Contribution. Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Sally Distribution, New Sally shall contribute all of the membership interests in New Alberto-Culver LLC to New Alberto-Culver. Following the Alberto-Culver Contribution, all of the outstanding membership interests in New Alberto-Culver LLC will be owned by New Alberto-Culver.

(e) Amended and Restated Certificate of Incorporation. Prior to the Distributions Time, and subject and pursuant to the terms and conditions of the Separation Agreement, New Sally, Alberto-Culver and New Alberto-Culver will cause New Alberto-Culver to file an amended and restated certificate of incorporation of New Alberto-Culver with the Secretary of State of the State of Delaware.

(f) Share Distribution and Cash Distribution. (i) Upon the terms and subject to the conditions of the Separation Agreement and this Agreement, following the Alberto-Culver Contribution and at the time established by the New Sally Board of Directors, New Sally will effect the Cash Distribution and the Share Distribution (in that order) by making the distributions contemplated by the Separation Agreement. Effective immediately following the Distributions Time, the Board of Directors of New Sally shall be reconstituted as contemplated by Section 6.2.

(ii) If the amount required to make the Cash Distribution exceeds $2,349,000,000, Alberto-Culver shall pay to New Sally prior to the Distributions Time by wire transfer of immediately available funds an amount equal to such excess in order to enable New Sally to make the Cash Distribution. If the Cash Distribution is less than $2,349,000,000, New Sally shall pay to Alberto-Culver at Closing by wire transfer of immediately available funds an amount equal to such shortfall.

Section 3.2 Effective Time of the Alberto-Culver Merger and the Alberto-Culver Conversion. Upon the terms and subject to the conditions of this Agreement, (a) with respect to the Alberto-Culver Merger, as soon as practicable after 10:00 a.m., local time, on the Closing Date the parties thereto shall file a certificate of merger (the “AC Certificate of Merger”) executed in accordance with, and containing such information as is required by, the DGCL, with the Secretary of State of the State of Delaware and (b) with respect to the Alberto-Culver Conversion, as soon as practicable on the Closing Date following the AC Effective Time, Alberto-Culver shall file a certificate of formation of New Alberto-Culver LLC (the “Alberto-Culver Certificate of Formation”) and a certificate of conversion (the “Alberto-Culver Certificate of Conversion”) executed in accordance with, and containing such information as is required by, the DGCL and the DLLCA with the Secretary of State of the State of Delaware. The Alberto-Culver Merger shall become effective at such time as the AC Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the time the Alberto-Culver Merger becomes effective being hereinafter referred to as the “AC Effective Time”), and the Alberto-Culver Conversion shall become effective at such time as the Alberto-Culver Certificate of Conversion and the Alberto-Culver Certificate of Formation are duly filed with the Secretary of State of the State of Delaware (the time the Alberto-Culver Conversion becomes effective being hereinafter referred to as the “Conversion Effective Time”).

Section 3.3 Effects of the Alberto-Culver Merger and the Alberto-Culver Conversion. The Alberto-Culver Merger and the Alberto-Culver Conversion shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA, respectively.

Section 3.4 Organizational Documents of Alberto-Culver and New Sally.

(a) (i) At the AC Effective Time, (A) the certificate of incorporation of Merger Sub, as in effect immediately prior to the AC Effective Time, shall be the certificate of incorporation of Alberto-Culver as the surviving corporation in the Alberto-Culver Merger and (B) the by-laws of Merger Sub, as in effect immediately prior to the AC Effective Time, shall be the by-laws of Alberto-Culver as the surviving corporation in the Alberto-Culver Merger, in each case until superseded by the Alberto-Culver Certificate of Formation filed as part of the Alberto-Culver Conversion; and

(ii) At the Conversion Effective Time, New Sally shall cause New Alberto-Culver LLC to adopt a limited liability company agreement.

(b) The parties shall take all appropriate action so that, at the AC Effective Time, (i) the certificate of incorporation of New Sally shall be in the form attached as Exhibit B hereto and (ii) the by-laws of New Sally shall be in the form attached as Exhibit C hereto.

Section 3.5 Effect on Capital Stock. At the AC Effective Time, by virtue of the Alberto-Culver Merger and without any action on the part of the holders of any capital stock of Merger Sub or Alberto-Culver:

(a) Each share of Alberto-Culver Common Stock issued and outstanding immediately prior to the AC Effective Time shall be automatically converted into one fully paid and nonassessable share of New Sally Common Stock.

(b) All shares of Alberto-Culver Common Stock converted into New Sally Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate or book-entry credit previously evidencing any such shares of Alberto-Culver Common Stock (an “Alberto-Culver Certificate”) shall thereafter evidence only rights with respect to certificates representing the number of shares of New Sally Common Stock into which the shares of Alberto-Culver Common Stock formerly evidenced by such Alberto-Culver Certificate have been converted pursuant to this Section 3.5.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the AC Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Each share of New Sally Common Stock held by Alberto-Culver immediately prior to the AC Effective Time shall be cancelled and shall cease to exist and no stock or other consideration shall be delivered in exchange therefor.

Section 3.6 Exchange of Shares.

(a) On or prior to the Closing Date, New Sally shall deposit, or shall cause to be deposited, with a bank or trust company appointed by New Sally prior to the Closing Date and reasonably acceptable to Investor (the “Exchange Agent”), for exchange in accordance with this Article III, certificates representing the shares of New Sally Common Stock to be issued pursuant to Section 3.5 and delivered pursuant to Section 3.6(b) in exchange for Alberto-Culver Certificates (such shares of New Sally Common Stock being hereinafter referred to as the “Exchange Fund”).

(b) New Sally shall instruct the Exchange Agent to deliver after the AC Effective Time, to each holder of record of New Sally Common Stock as of the AC Effective Time, upon surrender of such holder’s certificates representing shares of Alberto-Culver Common Stock, a certificate representing the number of shares of New Sally Common Stock into which such holder’s shares of Alberto-Culver Common Stock shall have been converted pursuant to the provisions of this Article III and the Alberto-Culver Certificate as converted shall forthwith be canceled.

(c) Other than the Cash Distribution and the Share Distribution, no dividends or other distributions will be declared on the New Sally Common Stock in connection with the Transactions. The shares of New Alberto-Culver Common Stock distributed in the Share Distribution and the Cash Distribution shall be held by the Exchange Agent pursuant to Article III of the Separation Agreement.

(d) All shares of New Sally Common Stock issued upon conversion of Alberto-Culver Common Stock in accordance with the terms of this Article III shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of Alberto-Culver Common Stock converted in the Alberto-Culver Merger in accordance with Section 3.5. At the AC Effective Time, there shall be no further transfers on the stock transfer books of Alberto-Culver of the shares of Alberto-Culver Common Stock that were issued and outstanding immediately prior to the AC Effective Time.

(e) Any portion of the Exchange Fund that remains unclaimed by holders of Alberto-Culver Common Stock entitled thereto for twelve months after the AC Effective Time shall be delivered to New Sally, and any holders of record of Alberto-Culver Common Stock as of the AC Effective Time who have not theretofore complied with this Article III shall thereafter look only to New Sally for payment of the shares of New Sally Common Stock and any unpaid dividends and distributions on New Sally Common Stock deliverable in respect of each share of Alberto-Culver Common Stock formerly evidenced by such Alberto-Culver Certificates as determined pursuant to this Agreement, without any interest thereon, and New Sally shall not charge such holders in connection with the delivery of such shares of New Sally Common Stock and cash. Any such portion of the Exchange Fund remaining unclaimed by holders of Alberto-Culver Common Stock entitled thereto five years after the AC Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Applicable Laws, become the property of New Sally free and clear of any claims or interest of any Person previously entitled thereto.

(f) None of New Sally, Alberto-Culver, New Alberto-Culver, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of Alberto-Culver Common Stock as of the AC Effective Time for any shares of New Sally Common Stock and any dividend or other distribution with respect thereto delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

Section 3.7 Directors and Officers of New Sally and Alberto-Culver.

(a) Alberto-Culver. The officers of Alberto-Culver at the AC Effective Time shall be the initial officers of the Surviving Corporation and the directors of Alberto-Culver at the AC Effective Time shall be the initial directors of the Surviving Corporation until such time as their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-laws of the Surviving Corporation or as otherwise provided by Applicable Law.

(b) New Sally. The officers and directors of New Sally at the AC Effective Time shall be the officers and directors of Alberto-Culver immediately prior to the AC Effective Time, until such officers and directors are duly changed pursuant to Section 6.2.

Section 3.8 Post-Transaction Matters.

(a) Name. Immediately prior to the AC Effective Time, New Sally’s name shall be changed to a name determined by Investor, and prior to the Share Distribution, New Alberto-Culver’s name will be changed to “Alberto-Culver Company.”

(b) Principal Corporate Offices. New Sally’s headquarters and principal corporate offices immediately following the Transactions shall be at the current Sally headquarters in Denton, Texas, and New Alberto-Culver’s headquarters and principal corporate offices shall be the current Alberto-Culver headquarters and principal corporate offices in Melrose Park, Illinois.

(c) Ticker Symbol. The Parties shall use their reasonable best efforts to cause New Alberto-Culver to have the NYSE ticker symbol “ACV”.

Section 3.9 New Sally Options. At the AC Effective Time, each Alberto-Culver Stock Option shall be converted into a New Sally Option in accordance with the terms set forth in the Employee Matters Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warranties of Investor. Investor represents and warrants to New Sally, Alberto-Culver and Sally as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows:

(a) Organization, Standing and Power. Investor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Investor has delivered to Alberto-Culver prior to the date hereof true, correct and complete copies of Investor’s Certificate of Formation and Limited Liability Company Agreement, which has not been amended or terminated since the date of such delivery. Investor has not conducted any business prior to the date hereof and has no, and prior to the Closing Date will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. Investor does not own beneficially or of record any shares of capital stock of Alberto-Culver.

(b) Authority; No Conflicts.

(i) Investor has all requisite limited liability company power and authority to enter into this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party by Investor and the consummation by Investor of the Transactions have been duly authorized by all necessary limited liability company action on the part of Investor. This Agreement has been, and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party will be, duly executed and delivered by Investor and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which Investor is contemplated thereby to be a party by the other parties hereto and thereto, as applicable, constitutes or will constitute a valid and binding agreement of Investor, enforceable against Investor in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement by Investor does not, the execution and delivery by Investor of the Transaction Agreements with respect to which Investor is contemplated thereby to be a party will not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of any material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), “put” or “call” right or other encumbrance on, or the loss of, any assets (any such conflict, breach, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) (with or without notice or lapse of time, or both) under: (A) any provision of the organizational documents of Investor or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor, subject to obtaining or making Investor Necessary Consents, (1) any loan or credit agreement, note, instrument, mortgage, bond, indenture real estate or other lease or sublease, benefit plan, license, sublicense, memorandum of understanding, sales order, purchase order, open bid or other contract, agreement or obligation, in each case, including all amendments, modifications and supplements thereto and waivers and consents thereunder (a “Contract”) to which Investor or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Investor or any Subsidiary of Investor or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, federal, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency, board, commission or other authority thereof, any arbitral tribunal, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required to be obtained or made by or with respect to Investor or any Subsidiary of Investor in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which Investor is contemplated thereby to be a party by Investor or the consummation by Investor of the Transactions, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the rules and regulations of the NYSE, (F) antitrust or other competition laws of other jurisdictions and (G) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (F) are hereinafter referred to as the “Investor Necessary Consents”.

(c) Information Supplied.

(i) None of the information supplied or to be supplied by Investor specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to Alberto-Culver stockholders and at the time of the Alberto-Culver Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.1(c), no representation or warranty is made by Investor with respect to statements made or incorporated by reference in the Form S-4, Form 10 or the Proxy Statement based on information supplied by or on behalf of Alberto-Culver or Sally for inclusion or incorporation by reference therein.

(d) Litigation; Compliance with Laws. (i) There is no suit, action, arbitration, proceeding, claim, charge, regulatory or accrediting agency investigation or other proceeding (an “Action”) pending or, to the Knowledge of Investor, threatened against Investor or any property or asset of Investor or any Subsidiary of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Investor or any Subsidiary of Investor which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Investor.

(ii) None of Investor or any of its Subsidiaries is in violation of, and Investor and its Subsidiaries have not received since Investor’s inception any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Investor.

(e) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the Transactions based upon arrangements made by or on behalf of Investor or any of its Affiliates, except Merrill Lynch & Co., Inc., whose fees and expenses shall be paid in accordance with Section 6.6.

(f) Financing. Concurrently with the execution of this Agreement, Investor has delivered correct and complete copies of (i) an executed commitment letter, dated the date hereof (the “Equity Commitment Letter”), from Clayton, Dubilier & Rice Fund VII, L.P. (the “Equity Fund”) to provide equity financing in an aggregate amount of $575 million to fund the Purchase Price (the “Equity Financing”), (ii) an executed commitment letter, dated the date hereof (the “Debt Commitment Letter”), from Merrill Lynch Capital Corporation and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., to provide Sally, New Sally and/or one or more of their respective Subsidiaries $1.85 billion in debt financing (the “Debt Financing” and the Debt Financing together with the Equity Financing being collectively referred to as the “Financing”) and (iii) an executed copy of the Limited Guarantee. Subject to the terms and conditions of the Equity Commitment Letter and the Debt Commitment Letter, the Financing, when funded in accordance with the Equity Commitment Letter and the Debt Commitment Letter, will provide financing sufficient to pay the Cash Distribution, all other amounts called for to be paid or repaid under Section 6.14 (whether payable on or after the Closing), the fees and expenses of the Transactions to be borne by Sally and New Sally pursuant to Section 6.6, the Transaction Fee and all of Investor’s fees and expenses associated with the Transactions. As of the date hereof, the Equity Commitment Letter in the form so delivered is, and to the Knowledge of Investor, the Debt Commitment Letter and the Limited Guarantee are valid, binding and in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Investor under any term or condition of the Equity Commitment Letter, the Debt Commitment Letter or the Limited Guarantee. There are no conditions precedent or other contractual contingencies to Investor’s right to require the funding of the full amount of the Financing, other than as set forth in or contemplated by the Equity Commitment Letter or the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the representations set forth in Sections 4.2, 4.3 and 4.4, Investor does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Investor or New Sally, Sally or one or more of their Subsidiaries, as applicable, on the Closing Date.

(g) Acquisition for Investment. Investor is acquiring the Shares being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and

Investor has no present intention or plan to effect any distribution of shares of New Sally Common Stock; provided, however; that the disposition of such Investor’s property shall at all times be and remain within its control and subject to the provisions of this Agreement and the Transaction Agreements.

(h) No Plan Assets. Neither the Investor nor the Equity Fund is (i) an “employee benefit plan” as defined in ERISA which is subject to Title I of ERISA; (ii) a “plan” as defined in and subject to Section 4975 of the Code; (iii) a foreign, governmental or church plan which is subject to any other federal, foreign, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code; or (iv) an entity whose assets are treated, by application of Department of Labor Regulation Section 2510.3-101 or, in the case of a plan described in clause (iii), other Applicable Law, as assets of any such employee benefit plan or plan by reason of such employee benefit plan’s or plan’s investment in the Investor or Equity Fund. Upon request of an agent of Sally, the Investor or Equity Fund will provide Sally with an opinion of Debevoise & Plimpton LLP or other nationally recognized ERISA counsel evidencing the satisfaction of the representation described in the previous sentence.

(i) No Investment Company. Investor is not, and after giving effect to the Share Issuance will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Section 4.2 Representations and Warranties of Alberto-Culver. Except as set forth in the Alberto-Culver Disclosure Schedule delivered to Investor prior to the execution of this Agreement (the “Alberto-Culver Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Alberto-Culver herein and any disclosure in such section qualifies any other representation and warranty of Alberto-Culver or Sally contained herein to which its application or relevance is reasonably apparent on its face), Alberto-Culver represents and warrants to Investor as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows:

(a) Organization. (i) As of the date hereof Alberto-Culver is and at all times until the Conversion Effective Time, Alberto-Culver will be a corporation. Alberto-Culver is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Alberto-Culver and the Alberto-Culver Subsidiaries is duly qualified and in good standing under the laws of its jurisdiction of incorporation or organization, and each of Alberto-Culver and the Alberto-Culver Subsidiaries has the requisite power and authority to do business in each jurisdiction in which the property owned, leased or operated by the Sally Business or the nature of the Sally Business makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. True, correct and complete copies of the Certificate of Incorporation and By-laws of Alberto-Culver in effect on the date hereof are attached to Section 4.2(a)(i) of the Alberto-Culver Disclosure Schedule.

(ii) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Prior to the Alberto-Culver Merger, Merger Sub will not have conducted any operations and will have no assets or liabilities other than those incident to Merger Sub’s formation and those pursuant to this Agreement and the Transactions. True, correct and complete copies of the Certificate of Incorporation and By-laws of Merger Sub in effect on the date hereof are attached as Section 4.2(a)(ii) of the Alberto-Culver Disclosure Schedule.

(b) Capital Structure.

(i) (A) As of the date hereof, the authorized capital stock of Alberto-Culver consists of 300,000,000 shares of Alberto-Culver Common Stock. As of the close of business on June 15, 2006, 92,880,421 shares of Alberto-Culver Common Stock were issued and outstanding, including 215,779 shares of restricted Alberto-Culver Common Stock (“Alberto-Culver Restricted Stock”) issued under the Alberto-Culver 2003 Restricted

Stock Plan or the Alberto-Culver 1994 Restricted Stock Plan (collectively, the “Alberto-Culver Restricted Stock Plans”) and the Alberto-Culver Management Bonus Plan. As of the close of business on June 15, 2006, 5,589,866 shares of Alberto-Culver Common Stock were held in treasury by Alberto-Culver.

(B) As of the close of business on June 15, 2006, (1) 7,127,615 shares of Alberto-Culver Common Stock were available for issuance upon exercise of outstanding options to purchase Alberto-Culver Common Stock (“Alberto-Culver Stock Options”) under the Alberto-Culver Employee Stock Option Plan of 2003, the Alberto-Culver 2003 Stock Option Plan for Non-Employee Directors, the Alberto-Culver 1994 Stock Option Plan for Non-Employee Directors and the Alberto-Culver Employee Stock Option Plan of 1988 (together with the Alberto-Culver Restricted Stock Plans, the “Alberto-Culver Option Plans”), (2) 3,734,408 shares of Alberto-Culver Common Stock were available for additional grants under the Alberto-Culver Option Plans and (3) 651,454 shares of Alberto-Culver Common Stock were available under registration statements declared effective under the Securities Act for the Alberto-Culver 1994 Shareholder Value Incentive Plan, the Alberto-Culver Management Bonus Plan, the Alberto-Culver Management Incentive Plan and the Alberto-Culver Deferred Compensation Plan for Non-Employee Directors (together with the Alberto-Culver Option Plans, the “Alberto-Culver Stock Plans”).

(ii) As of the close of business on June 15, 2006, except as set forth in clause (i), there are no shares of Alberto-Culver Common Stock issued, available, reserved for issuance or outstanding and, except as set forth in the Alberto-Culver Stock Plans, there are not any contractual rights the value of which is determined in whole or in part by the value of the capital stock of Alberto-Culver. Other than the Alberto-Culver Stock Plans and except as contemplated by this Agreement and the Transaction Agreements, there are no Contracts, plans or arrangements that provide for the issuance, award or granting of (A) capital stock, options, warrants or other rights to acquire capital stock of Alberto-Culver or (B) stock appreciation rights or other contractual rights, the value of which is determined in whole or in part by the value of the capital stock of Alberto-Culver. Since June 15, 2006 to the date of this Agreement, no shares of capital stock of Alberto-Culver or any other securities of Alberto-Culver have been issued other than shares of Alberto-Culver Common Stock issued pursuant to options or rights outstanding as of June 15, 2006 under the Alberto-Culver Stock Plans. All issued and outstanding shares of capital stock of Alberto-Culver are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Alberto-Culver is entitled to preemptive rights. There are outstanding as of the date hereof, and except as contemplated by this Agreement and the Transaction Agreements, there will be outstanding at the Closing Date, no options, warrants or other rights to acquire capital stock of Alberto-Culver other than under the Alberto-Culver Stock Plans. Section 4.2(b)(ii) of the Alberto-Culver Disclosure Schedule sets forth a true, correct and complete list as of June 15, 2006 of all outstanding Alberto-Culver Stock Options and the exercise prices thereof that are expected as of the date hereof to become New Sally Substitute Options.

(iii) No bonds, debentures, notes or other indebtedness of Alberto-Culver having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Alberto-Culver may vote (“Alberto-Culver Voting Debt”) are issued or outstanding.

(iv) Except as set forth in clause (i) and except as contemplated by this Agreement and the Transaction Agreements, as of the date of this Agreement, there are no, and as of the Closing Date there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Alberto-Culver or any of its Subsidiaries is a party or by which any of them is bound obligating Alberto-Culver or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Alberto-Culver or any of its Subsidiaries, Alberto-Culver Voting Debt, Alberto-Culver Common Stock or other voting securities of Alberto-Culver or any of its Subsidiaries or obligating Alberto-Culver or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as provided under the Alberto-Culver Stock Plans and except as contemplated by this Agreement and the Transaction Agreements, as of the date of this Agreement, there are no, and as of the Closing Date there will not be any, outstanding obligations of Alberto-Culver or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Alberto-Culver or any of its Subsidiaries.

(v) Other than the Contracts contemplated to effect the Transactions, there are no stockholder agreements, voting trusts or other Contracts to which Alberto-Culver is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of Alberto-Culver.

(vi) The authorized capital stock of Merger Sub consist of 1,000 shares of Merger Sub Common Stock, all of which are owned beneficially and of record by New Sally and are validly issued, fully paid and nonassessable.

(c) Authority; No Conflicts.

(i) Alberto-Culver has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party and to consummate the Transactions, subject to obtaining the approvals described in clauses (A) and (B) and the further action of the Board of Directors of Alberto-Culver, and, after the Alberto-Culver Merger, the holders of capital stock or membership interests of Alberto-Culver to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement and provided that the approval by the Board of Directors of Alberto-Culver and holders of capital stock or membership interests of Alberto-Culver with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by Alberto-Culver and the consummation by Alberto-Culver of the Transactions have been duly authorized by all necessary corporate action on the part of Alberto-Culver, subject to obtaining the Alberto-Culver Transaction Approval and the further action of the Board of Directors of Alberto-Culver, and, after the Alberto-Culver Merger, the holders of capital stock or membership interests of Alberto-Culver to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement. The only votes of the holders of capital stock (at any time any shares of such stock are held by any Person other than a member of the Alberto-Culver Group or the Sally Group) or other securities of Alberto-Culver necessary in connection with the Transactions are (A) the approval of the Share Issuance by the affirmative vote of a majority of the shares of Alberto-Culver Common Stock represented at the Alberto-Culver Stockholders Meeting and entitled to vote (provided that a majority of the shares of Alberto-Culver Common Stock entitled to vote is represented in person or by proxy at such meeting) and (B) the adoption of the Alberto-Culver Merger by the affirmative vote of a majority of the outstanding shares of Alberto-Culver Common Stock, it being understood and agreed that notwithstanding the foregoing, the parties have made it a condition to their respective obligations to effect the Transactions that the Alberto-Culver Transaction Approval has been obtained. This Agreement has been, and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party will be, duly executed and delivered by Alberto-Culver and, assuming the due authorization and valid execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than Merger Sub, New Sally and Sally), constitute or will constitute valid and binding agreements of Alberto-Culver, enforceable against Alberto-Culver in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party and to consummate the Transactions, subject to the adoption of this Agreement by New Sally as the sole stockholder of Merger Sub. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party by Merger Sub and the consummation by Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Merger Sub, subject to the adoption of this Agreement by New Sally as the sole stockholder of Merger Sub. This Agreement has been, and the Transaction Agreements with respect to which Merger Sub is contemplated thereby to be a party will be, duly executed and delivered by Merger Sub and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which Merger Sub is contemplated thereby to be a party by the other parties hereto and thereto (other than Alberto-Culver, New Sally and Sally), as applicable, constitutes or will constitute a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iii) The execution and delivery by Alberto-Culver and Merger Sub of this Agreement does not, the execution and delivery by Alberto-Culver and Merger Sub of the Transaction Agreements with respect to which Alberto-Culver or Merger Sub, as the case may be, is contemplated thereby to be a party will not, and the consummation by Alberto-Culver or Merger Sub, as the case may be, of the transactions will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the Certificate of Incorporation or By-laws of Alberto-Culver or Merger Sub or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally, or to have a material adverse effect on the ability of Alberto-Culver or Merger Sub to consummate the Transactions, subject to obtaining or making the Alberto-Culver Necessary Consents, (1) any Contract to which Alberto-Culver, Sally or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Alberto-Culver, Sally or any Subsidiary of Alberto-Culver or Sally or their respective properties or assets.

(iv) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to Alberto-Culver in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by Alberto-Culver or the consummation by Alberto-Culver of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) filings under the DGCL and the Delaware Limited Liability Company Act to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, (F) the rules and regulations of the NYSE, (G) antitrust or other competition laws of other jurisdictions, (H) obtaining the approvals described in Section 4.2(c)(i)(A) and (B) and further actions by the Boards of Directors of the applicable members of the Alberto-Culver Group and the Sally Group and the holders of securities thereof to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement (including the Share Issuance) and provided that the approval by such applicable Boards of Directors and such securities holders with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement, and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally or to have a material adverse effect on the ability of Alberto-Culver to consummate the Transactions. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as the “Alberto-Culver Necessary Consents”.

(v) The Board of Directors of Alberto-Culver, by resolution duly adopted at a meeting duly called and held and, other than as provided in Section 6.5(d), not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are advisable and in the best interests of Alberto-Culver and its stockholders and (ii) resolved to recommend to the stockholders of Alberto-Culver that the stockholders of Alberto-Culver approve the Transactions. No “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation under Delaware law or any anti-takeover provision in the Certificate of Incorporation of Alberto-Culver, By-laws of Alberto-Culver or other similar organizational documents of Alberto-Culver is, or at the Closing Date will be, applicable to the Transactions.

(d) Reports and Financial Statements.

(i) All of the registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Alberto-Culver and its Subsidiaries with the SEC since October 1, 2003 (collectively, including all exhibits thereto, the “Alberto-Culver SEC Reports”) at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act and the NYSE and the rules and regulations promulgated thereunder, as applicable, and none of such Alberto-Culver SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All Alberto-Culver SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective Alberto-Culver SEC Report), complied as to form in all material respects to the extent in effect at the time of filing, with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes Act and the NYSE and the rules and regulations promulgated thereunder.

(ii) Each of the principal executive officer of Alberto-Culver and the principal financial officer of Alberto-Culver (or each former principal executive officer of Alberto-Culver and each former principal financial officer of Alberto-Culver, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Alberto-Culver SEC Reports and the statements contained in such certifications are true, complete and correct. For purposes of this Section 4.2(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(iii) Alberto-Culver and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Alberto-Culver (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Alberto-Culver (with respect to Sally and its Subsidiaries) in the reports that Alberto-Culver files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Alberto-Culver’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Alberto-Culver required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its auditors and the audit committee of its Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of Alberto-Culver’s internal controls over financial reporting (with respect to members of the Sally Group) that are reasonably likely to adversely affect in any material respect Alberto-Culver’s ability to record, process, summarize and report financial information (with respect to members of the Sally Group) and (y) any fraud, whether or not material, that involves management or other employees of members of the Sally Group who have a significant role in Alberto-Culver’s internal controls over financial reporting. Alberto-Culver and Sally have made available to Investor any such disclosure related to members of the Sally Group made by management to Alberto-Culver’s auditors and the audit committee of Alberto-Culver’s Board of Directors.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Alberto-Culver for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to Alberto-Culver stockholders and at the time of the Alberto-Culver Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.2(e), no representation or warranty is made by Alberto-Culver with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of Investor for inclusion or incorporation by reference therein.

(f) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the Transactions based upon arrangements made by or on behalf of Alberto-Culver or any of its Subsidiaries, except Goldman, Sachs & Co., whose fees and expenses shall be paid in accordance with Section 6.6.

(g) Opinions of Alberto-Culver Financial Advisors. Alberto-Culver has received the opinion of Goldman, Sachs & Co., dated June 19, 2006, to the effect that, as of such date, the Purchase Price to be received by New Sally in payment of the Shares is fair, from a financial point of view, to New Sally.

(h) Taxes.

(i) All Tax Returns required to be filed with respect to Alberto-Culver or any of its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. All material Taxes due with respect to Alberto-Culver and its Subsidiaries have been paid or accrued. Since the date of the most recent Alberto-Culver Filed SEC Reports, no Tax liability with respect to Alberto-Culver and its Subsidiaries has been incurred outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against Alberto-Culver or any of its Subsidiaries that are not adequately reserved for on the books of Alberto-Culver, except for deficiencies that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Sally. The applicable statutes of limitations have expired for all Tax periods through 2001 for the U.S. federal income Tax Returns of Alberto-Culver and each of its Subsidiaries consolidated in such Tax Returns. Since October 1, 2000, no written claim has been made to Alberto-Culver or any of its Subsidiaries by a Governmental Entity in a jurisdiction where a member of the Sally Group does not file a Tax Return that such member of the Sally Group is or may be subject to a material Tax liability in that jurisdiction.

(iii) None of Alberto-Culver or its Subsidiaries has taken any action, and Alberto-Culver has no Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Transactions, taken together, from having the intended Tax consequences set forth in the recitals to this Agreement with respect to each of the Transactions.

(iv) None of Alberto-Culver or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements entered into after October 1, 2000 (other than the Tax Allocation Agreement and any agreements solely between or among Sally and its Subsidiaries) that could reasonably be expected to result in a material Tax liability to any member of the Sally Group.

(v) Other than with respect to the Share Distribution, within the past five years, none of Alberto-Culver or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) No member of the Sally Group is obligated to make any payments, or is a party to any Contract or Sally Plan that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) No member of the Sally Group has agreed to make, or is required to make, any material adjustment affecting any open taxable year or period under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Since October 1, 2000, no member of the Sally Group has been required to reallocate, or is subject to an IRS or other Governmental Entity challenge that would require the reallocation of, gross income, deductions, credits or allowances, or of any item or element affecting taxable income, by reason of Section 482 of the Code.

(ix) Neither Alberto-Culver nor any of its Subsidiaries has any material liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Applicable Laws), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Alberto-Culver or any of its Subsidiaries.

(x) No member of the Sally Group has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b) (not including Treasury Regulation Section 1.6011-4(b)(6)), or any transaction that is the same as or substantially similar to one of the types of transactions the IRS has identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

Section 4.3 Representations and Warranties of Alberto-Culver and Sally. Except as set forth in the Sally Disclosure Schedule delivered by Sally to Investor prior to the execution of this Agreement (the “Sally Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Sally contained herein and any disclosure in such section qualifies any other representation and warranty of Alberto-Culver or Sally contained herein to which its application or relevance is reasonably apparent on its face), each of Sally and Alberto-Culver represent and warrant to Investor as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Sally is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of the Subsidiaries of Sally is a corporation or other organization duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, and Sally and each of its Subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as it will be conducted through the Closing Date, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally, and each of Sally and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. True, correct and complete copies of the Certificate of Incorporation and By-laws of Sally in effect on the date hereof are attached to Section 4.3(a)(i) of the Sally Disclosure Schedule.

(ii) Section 4.3(a)(ii) of the Sally Disclosure Schedule sets forth a list of all the Subsidiaries of Sally which as of the date of this Agreement would be Significant Subsidiaries of Sally (as defined in Rule 1-02(w) of Regulation S-X of the SEC) if the Share Distribution had occurred immediately prior to the date hereof (the “Sally Significant Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each such Sally Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Sally, free and clear of all material Liens and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act). None of Sally or any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of Sally) that is or would reasonably be expected to be material to Sally and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) The authorized capital stock of Sally consists of 1,000 shares of Sally Common Stock, all of which are, as of the date hereof, and at all times prior to the Sally Distribution Time will be, owned of record and beneficially by a member of the Alberto-Culver Group or the Sally Group free and clear of any Liens. As of the date hereof there are no and as of the Closing Date there will be no other shares of capital stock or other equity securities of Sally that are authorized or outstanding. Immediately following the Sally Distribution all of the outstanding shares of Sally Common Stock will be owned of record and beneficially by New Sally, and no shares of Sally Common Stock will be held by Sally in its treasury. All issued and outstanding shares of Sally Common Stock are duly authorized, validly issued, fully paid and nonassessable, and the shares of Sally Common Stock are not entitled to preemptive rights. Except as contemplated by this Agreement and the Transaction Agreements, there are outstanding as of the date hereof and there will be outstanding at the Closing Date, no options, warrants, Contracts or other rights to acquire capital stock of Sally.

(ii) No bonds, debentures, notes or other indebtedness of Sally having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Sally may vote (“Sally Voting Debt”) are issued or outstanding.

(iii) Except as contemplated by this Agreement and the Transaction Agreements, as of the date of this Agreement, there are no, and except as provided for in or permitted by this Agreement or the Transaction Agreements, as of the Closing Date there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Sally or any of its Subsidiaries is a party or by which any of them is bound obligating Sally or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Sally or any of its Subsidiaries, Sally Voting Debt, Sally Common Stock or other voting securities of Sally or any of its Subsidiaries or obligating Sally or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no, and except as provided for in or permitted by this Agreement or the Transaction Agreements, as of the Closing Date there will not be any, outstanding obligations of Sally or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Sally or any of its Subsidiaries.

(iv) Other than the Contracts contemplated to effect the Transactions, there are no stockholder agreements, voting trusts or other Contracts to which Sally is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of Sally.

(c) Authority; No Conflicts.

(i) Sally has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Sally is contemplated thereby to be a party and to consummate the Transactions, subject to the further action of the Board of Directors of Sally and the holders of capital stock of Sally to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by the Board of Directors of Sally and the holders of capital stock of Sally with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Sally is contemplated thereby to be a party by Sally and the consummation by Sally of the Transactions have been duly authorized by all necessary corporate action on the part of Sally, subject to the further action of the Board of Directors of Sally and the holders of capital stock of Sally to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by the Board of Directors of Sally and the holders of capital stock of Sally with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement. This Agreement has been, and the Transaction Agreements with respect to which Sally is contemplated thereby to be a party will be, duly executed and delivered by Sally and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreements with respect to which Sally is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than Alberto-Culver, Merger Sub and New Sally), constitute or will constitute valid and binding agreements of Sally, enforceable against Sally in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery by Sally of this Agreement does not, the execution and delivery by Sally of the Transaction Agreements with respect to which Sally is contemplated thereby to be a party will not, and the consummation by Sally of the Transactions will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the Certificate of Incorporation or By-laws or similar organizational documents of Sally or any Sally Significant Subsidiary or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally, subject to obtaining or making the Sally Necessary Consents, (1) any Contract to which Sally or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Sally or any Subsidiary of Sally or their respective properties or assets.

(iii) The Board of Directors of Sally, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (A) determined that this Agreement, the Transactions and the Transaction Agreements with respect to which Sally is contemplated thereby to be a party are advisable and in the best interests of Sally and its stockholder and (B) approved this Agreement, the Transactions contemplated hereby and by the Transaction Agreements.

(iv) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to Sally or any Subsidiary of Sally in connection with the execution and delivery by Sally of this Agreement and the Transaction Agreements with respect to which Sally is contemplated thereby to be a party or the consummation by Sally of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) the rules and regulations of the NYSE, (F) antitrust or other competition laws of other jurisdictions, (G) obtaining the approvals described in Section 4.2(c)(i)(A) and (B) and further actions by the Boards of Directors of the applicable members of the Alberto-Culver Group and the Sally Group and the holders of securities thereof to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by such applicable Boards of Directors and such securities holders with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement, and (H) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (G) or set forth in Section 4.3(c)(iv) of the Sally Disclosure Schedule are hereinafter referred to as the “Sally Necessary Consents”.

(d) Reports and Financial Statements.

(i) As of the date hereof, neither Sally nor any of its Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC. Included in Section 4.3(d)(i) of the Sally

Disclosure Schedule are (x) the consolidated balance sheets of Sally and its Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of income, cash flows and stockholders equity for the fiscal years ended September 30, 2005 and 2004, in each case audited by Sally’s independent public accountants, whose report thereon is included therewith and (y) the consolidated balance sheet of Sally and its Subsidiaries as of December 31, 2005 and the related consolidated statements of income, cash flows and stockholders equity for the three-month period ended December 31, 2005 (such statements, together with the notes thereto, the “Sally Financial Statements”). Each of the Sally Financial Statements (including the related notes) fairly presents, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Sally and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein (subject, in the case of unaudited statements, to year-end adjustments).

(ii) Each of the principal executive officer of Sally and the principal financial officer of Sally (or each former principal executive officer of Sally and each former principal financial officer of Sally, as applicable) have made quarterly back-up certifications to the principal executive officer of Alberto-Culver and the principal financial officer of Alberto-Culver necessary to allow such officers of Alberto-Culver to make all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Alberto-Culver SEC Reports and the statements contained in such certifications of such officers of Sally are true, complete and correct. For purposes of this Section 4.3(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act and applying such terms to Sally as though it were a separate reporting company under the Exchange Act.

(iii) Except as disclosed in the Alberto-Culver SEC Reports filed after October 1, 2003 and publicly available prior to the date hereof (the “Alberto-Culver Filed SEC Reports”) or in the Sally Financial Statements, since December 31, 2005, Sally and its Subsidiaries have not incurred liabilities that are of a nature that would be required to be disclosed on a consolidated balance sheet of Sally and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Sally specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to Alberto-Culver stockholders and at the time of the Alberto-Culver Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. and (C) the Form 10 will, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.3(e), no representation or warranty is made by Sally with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of Investor for inclusion or incorporation by reference therein.

(f) Litigation; Compliance with Laws.

(i) Except as set forth in the Alberto-Culver Filed SEC Reports, or in the Sally Financial Statements, there is no Action pending or, to the Knowledge of Sally, threatened against Alberto-Culver or any

Subsidiary of Alberto-Culver or any property or asset of Alberto-Culver or any Subsidiary of Alberto-Culver which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sally, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Alberto-Culver or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sally.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally, members of the Sally Group hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the Sally Business (the “Sally Permits”), and no suspension or cancellation of any of the Sally Permits is pending or, to the Knowledge of Sally, threatened, except for suspensions or cancellations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. Members of the Sally Group are in compliance with the terms of the Sally Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. None of Alberto-Culver or any of its Subsidiaries is in violation of, and Alberto-Culver and its Subsidiaries have not received since October 1, 2003 any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally.

(g) Absence of Certain Changes or Events. Except (i) as specifically contemplated or permitted by this Agreement, (ii) as set forth in the Alberto-Culver Filed SEC Reports or in the Sally Financial Statements or (iii) for changes resulting from the announcement of this Agreement or the Transactions, since December 31, 2005 through the date hereof, (A) members of the Sally Group have conducted their business only in the ordinary course, consistent with past practice, and (B) there has not been any event, change, circumstance or development (including any damage, destruction or loss whether or not covered by insurance) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Sally. Since December 31, 2005, through the date of this Agreement, except as set forth in the Alberto-Culver Filed SEC Reports or in the Sally Financial Statements, none of Alberto-Culver or any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.1 (other than a breach of Section 5.1(c) or (f) (in the case of Section 5.1(f), solely with respect to transactions between Sally and a wholly-owned Subsidiary of Sally or two wholly-owned Subsidiaries of Sally)). Since October 1, 2003 and prior to the date of this Agreement, to the Knowledge of Alberto-Culver, members of the Sally Group have not engaged in any Diversion. Since October 1, 2003 through the date hereof, no supplier of any material quantity of professional beauty products to Sally and its Subsidiaries has cancelled, terminated or materially and adversely modified its supply relationship with Sally and its Subsidiaries.

(h) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally: (i) the operations of members of the Sally Group have been and are in compliance with all applicable Environmental Laws and with all Sally Permits required by applicable Environmental Laws; (ii) there are no pending or, to the Knowledge of Sally, threatened, Actions under or pursuant to Environmental Laws against Sally, or other members of the Sally Group, or, to the Knowledge of Sally, any other Person whose Environmental Liabilities or any member of the Sally Group has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of Sally, formerly owned, operated or leased by any member of the Sally Group; and (iii) members of the Sally Group and, to the Knowledge of Sally, Persons whose Environmental Liabilities any member of the Sally Group has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities and, to the Knowledge of Sally, there are no facts, circumstances or conditions (including the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by any member of the Sally Group) which would reasonably be expected to result in Environmental Liabilities for any member of the Sally Group, or, to the Knowledge of Sally, any other Person whose Environmental Liabilities any member of the Sally Group has or may have retained or assumed by contract or operation of law. The representations and warranties in this Section 4.3(h) constitute the sole representations and warranties of Alberto-Culver or Sally concerning environmental matters in this Agreement.

As used in this Agreement, “Environmental Laws” means any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct, in each case, concerning pollution, Hazardous Materials (as defined below) or protection of human health or the environment, and includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (but solely as it relates to the exposure of Hazardous Materials) and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered or regulated by, or for which liability is imposed under, Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Hazardous Materials” means all substances defined in, regulated under or for which liability is imposed by Environmental Laws, including Hazardous Substances, Oils, Pollutants or Contaminants as defined in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5., asbestos, mold, polychlorinated biphenyls and radioactive materials.

(i) Intellectual Property. Except as set forth in the Alberto-Culver Filed SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally: (i) the members of the Sally Group own, or are licensed to use, all trademarks, copyrights, trade secrets and patents (“Intellectual Property”) used in the conduct of the Sally Business as currently conducted; (ii) to the Knowledge of Sally, all Intellectual Property owned by the members of the Sally Group is valid and enforceable and the use of any Intellectual Property by the members of the Sally Group does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any Person; (iii) to the Knowledge of Sally, the use by the members of the Sally Group of Intellectual Property which is licensed to any member of the Sally Group is in substantial accordance with the terms of the applicable license agreement pursuant to which the applicable member of the Sally Group acquired the right to use such Intellectual Property; (iv) to the Knowledge of Sally, no Person is infringing, misappropriating or otherwise violating any right of any member of the Sally Group with respect to any Intellectual Property owned by and/or exclusively licensed to any member of the Sally Group; (v) there is no claim or proceeding pending or, to the Knowledge of Sally, threatened against any member of the Sally Group challenging their respective use of Intellectual Property; and (vi) to the Knowledge of Sally, no Intellectual Property owned by any member of the Sally Group is being used by or enforced by any member of the Sally Group in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(j) Title to Properties; Assets/Services.

(i) Each member of the Sally Group has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good and valid title, or valid leaseholder interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally.

(ii) Except (A) for the services described in Section 5.03(c) of the Separation Agreement and (B) as otherwise contemplated by this Agreement and the Transaction Agreements, including as permitted pursuant to Section 5.1, the properties, assets and rights owned, leased or licensed by the members of the Sally Group constitute all of the properties, assets and rights necessary to operate the Sally Business as currently conducted.

(iii) Since October 1, 2003 through the date hereof, (A) no material assets that relate primarily to the Sally Business have been transferred from any member of the Sally Group to any member of the Alberto-Culver Group and (B) no material liabilities, other than those liabilities that relate primarily to the Sally Business, have been transferred from any member of the Alberto-Culver Group to any member of the Sally Group.

(iv) As of the date hereof, (A) the members of the Alberto-Culver Group do not provide any material services to any member of the Sally Group and (B) there are no material assets and properties used by both a member of the Alberto-Culver Group and a member of the Sally Group.

(k) Certain Contracts. Except as filed as exhibits to the Alberto-Culver Filed SEC Documents, as of the date hereof, no member of the Sally Group is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC and applying such term to Sally as though it were a separate reporting company under the Exchange Act for purposes of this Section 4.3(k)) (other than such Contracts that are compensatory Contracts with or with respect to officers or directors of Sally or any Sally Employee), (ii) materially limits or otherwise materially restricts any member of the Sally Group or that would, after the Closing Date, to the Knowledge of Sally, materially limit or otherwise materially restrict Investor or any of its Subsidiaries or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains exclusivity or non-solicitation provisions with respect to customers or suppliers, (iii) limits the ability of any member of the Sally Group to incur indebtedness or pay dividends, (iv) requires aggregate payments by any member of the Sally Group in excess of $10,000,000 and is not terminable within one year without penalty, (v) guarantees the material obligations of any Person (other than any member of the Sally Group), (vi) relates to the settlement of any litigation or dispute and materially restricts the operations of the members of the Sally Group, taken as a whole, (vii) is a loan agreement, credit agreement, note, bond, mortgage, indenture or other agreement or instrument pursuant to which any indebtedness of any member of the Sally Group in an aggregate principal amount in excess of $10,000,000 is outstanding or may be incurred, (viii) is a distribution or supply agreement with respect to beauty products pursuant to which payments in excess of $10,000,000 have been made in the previous fiscal year or (ix) pursuant to the Separation Agreement is contemplated to survive the Distributions Time and has as a counter-party any member of the Alberto-Culver Group (other than purchase orders made in the ordinary course of business consistent with past practice, the Transaction Agreements and the agreements contemplated thereby and hereby). Each Contract of the type described in this Section 4.3(k) is referred to herein as a “Sally Material Contract.” Neither Sally nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Sally Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally. As of the date of this Agreement, neither Alberto-Culver nor any of its Subsidiaries is a party to any standstill or similar agreement with any Person which relates to any transaction that could constitute an Alberto-Culver Acquisition Proposal.

(l) Employee Benefits.

(i) Section 4.3(l)(i) of the Sally Disclosure Schedule contains a true and complete list of each material Sally Plan. With respect to each material Sally Plan, Sally has made available to Investor a true, correct and complete copy of: (A) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the two most recent annual financial reports, if any; (E) the two most recent actuarial reports, if any; and (F) the most recent determination letter from the IRS, if any.

(ii) With respect to each Sally Plan, Sally and its ERISA Affiliates and other Subsidiaries have complied with, and are now in compliance with, to the extent applicable, all material provisions of ERISA, the Code and all other Applicable Laws and regulations. Each Sally Plan has been operated and administered, in all material respects, in accordance with its terms. Except as set forth in Section 4.3(l)(ii) of the Sally Disclosure Schedule, no Sally Plan is (or was, during the past six years) subject to Title IV or Section 302 of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by Sally or any of its ERISA Affiliates or other member of the Sally Group that has not been satisfied in full, and no condition exists that presents a material risk to Sally or any of its ERISA Affiliates or other member of the Sally Group of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation. All premiums due the Pension Benefit Guaranty Corporation have been fully paid on a timely basis. No Sally Plan provides for post-employment welfare benefits, except as required under Applicable Laws or specified in Section 4.3(l)(ii) of the Sally Disclosure Schedule. All Sally Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in accordance with all applicable requirements, (2) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) As of the date hereof, each Sally Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust maintained pursuant thereto, has been determined to be so qualified and exempt from federal income Taxation under Section 501 of the Code by the Internal Revenue Service, and to the Knowledge of Sally and Alberto-Culver, nothing has occurred with respect to the operation of any such Sally Plan that would reasonably be expected to cause the loss of such qualification of exemption from Tax.

(iv) As of the date hereof, no member of the Sally Group has any liability under or obligation to any Multiemployer Plan and no Sally Plan is a Multiemployer Plan.

(v) Except as contemplated by the Employee Matters Agreement or this Agreement, the consummation of the Transactions by themselves and not in combination with another event will not, (A) entitle any Sally Employee to severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such Sally Employee.

(vi) Alberto-Culver, Sally and each of the persons listed in Section 4.3(l)(vi) of the Sally Disclosure Schedule have entered into a termination agreement substantially in the form set forth in Section 4.3(l)(vi) of the Sally Disclosure Schedule (each, a “Termination Agreement”). All such agreements have been duly authorized, executed and delivered and are in full force and effect, unamended.

(m) Labor Relations. As of the date of this Agreement: (i) none of Alberto-Culver (with respect to Sally Employees) or any member of the Sally Group is a party to any collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the Sally Employees; and no Sally Employees are represented by any labor organization with respect to their employment with Alberto-Culver or any of its Subsidiaries; (ii) no labor organization or group of Sally Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Sally, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and to the Knowledge of Sally, there are no labor union organizing activities with respect to any Sally Employees and (iii) since October 1, 2003, there have been no actual, or to the Knowledge of Sally, threatened strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or other labor disputes against or involving Sally or any of its Subsidiaries.

(n) Insurance. Sally maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Sally (taking into account the cost and availability of such insurance).

(o) Liens. No Liens exist on any assets of any member of the Sally Group, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally.

(p) Franchisees.

(i) Sally has made available to Investor a true, correct and complete list of all states in the United States and countries or jurisdictions in which Persons (“Sally Franchisees”) to whom any member of the Sally Group has sold a “franchise” or “business opportunity” under the “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” rules of the FTC or any other Applicable Laws that govern the offer and sale of “franchises” or “business opportunities” are located.

(ii) Sally has made available to Investor true, correct and complete copies of Sally’s and its Subsidiaries’ Uniform Franchise Offering Circulars and any other international disclosure documents (“Sally UFOCs”), which are currently being used in connection with the offers to sell and the sales of its franchises. The Sally UFOCs currently used by the members of the Sally Group and any other offering circulars previously used by Investor and its Subsidiaries do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such untrue statements or omission that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally. Sally and the other members of the Sally Group are in compliance with all Applicable Laws (including, in the United States, the Uniform Franchise Offering Circular Guidelines adopted by the North American Securities Administrators Association) relating to the offer and sale of Sally Franchises and the relationship between Sally and the other members of the Sally Group and their respective franchisees, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally.

(iii) The franchise agreements and other agreements of the members of the Sally Group granting rights to a Sally Franchisee do not obligate Sally or any of its Subsidiaries to buy back or otherwise acquire any amount of stock, assets or contractual rights of the Sally Franchisee, where such amounts would, individually or in the aggregate, be material to the members of the Sally Group, taken as a whole. Sally and the other members of the Sally Group do not (1) guaranty any obligations of any Sally Franchisee that, individually or in the aggregate with such other guaranties, are material to Sally and its Subsidiaries, taken as a whole, or (2) have any Contracts to lend or advance money to a Sally Franchisee that, individually or in the aggregate with such other Contracts, are material to the members of the Sally Group, taken as a whole. Sally has delivered to Investor a true, correct and complete copy of the current form or forms of franchise agreement used by the members of the Sally Group.

(q) No Other Activities of Sally Business. Since October 1, 2000, Alberto-Culver and its Subsidiaries have not disposed of any Former Business (as defined in the Separation Agreement) that was prior to the time of such disposition operated or owned by any member of the Sally Group which Former Business at any time it was owned by Alberto-Culver or its Subsidiaries engaged in a business or operations substantially different from the type engaged in by the businesses that constitute Alberto-Culver’s Sally Beauty Supply and Beauty Systems Group divisions for segment reporting purposes.

Section 4.4 Representations and Warranties of Alberto-Culver and New Sally. Each of New Sally and Alberto-Culver represent and warrant to Investor as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) as follows:

(a) Organization. New Sally is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Prior to the Alberto-Culver Merger, New Sally will not have conducted any operations and will have no assets or liabilities other than the capital stock of New Alberto-Culver, those incident to New Sally’s formation and the holding of the capital stock of New Alberto-Culver and those pursuant to this Agreement and the Transactions. Immediately following the Alberto-Culver Merger and the Sally Distribution and the Alberto-Culver Contribution, New Sally will have no assets other than the shares of capital stock of Sally and the shares of capital stock of New Alberto-Culver.

(b) Capital Structure.

(i) On the date hereof, the authorized capital stock of New Sally consists of 1,000 shares of New Sally Common Stock, all of which are, as of the date hereof, and at all times prior to the AC Effective Time will be, owned of record and beneficially by Alberto-Culver free and clear of any Liens. As of the date hereof there are no and as of the AC Effective Time (except as permitted pursuant to this Agreement or pursuant to the Transaction Agreements) there will be no other shares of capital stock or other equity securities of New Sally that are outstanding. Immediately following the AC Effective Time, there will be outstanding a number of shares of New Sally Common Stock equal to the number of shares of Alberto-Culver Common Stock outstanding as of immediately prior to the AC Effective Time. All issued and outstanding shares of New Sally Common Stock are duly authorized, validly issued, fully paid and nonassessable, and the shares of New Sally Common Stock are not entitled to preemptive rights. There are outstanding as of the date hereof, and except as provided for in or permitted by this Agreement or the Transaction Agreements, there will be outstanding at the AC Effective Time, no options, warrants, Contracts or other rights to acquire capital stock of New Sally.

(ii) No bonds, debentures, notes or other indebtedness of New Sally having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of New Sally may vote (“New Sally Voting Debt”) are issued or outstanding.

(iii) Except as contemplated by this Agreement and the Transaction Agreements, as of the date of this Agreement, there are no, and as of the AC Effective Time there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which New Sally or any of its Subsidiaries is a party or by which any of them is bound obligating New Sally or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of New Sally or any of its Subsidiaries, New Sally Voting Debt, New Sally Common Stock or other voting securities of New Sally or any of its Subsidiaries or obligating New Sally or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as contemplated by this Agreement and the Transaction Agreement, as of the date of this Agreement, there are no, and as of the AC Effective Time there will not be any, outstanding obligations of New Sally or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of New Sally or any of its Subsidiaries.

(iv) Other than the Contracts contemplated to effect the Transactions, there are no stockholder agreements, voting trusts or other Contracts to which New Sally is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of New Sally.

(c) Authority; No Conflicts.

(i) New Sally has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which New Sally is contemplated thereby to be a party and to consummate the Transactions, subject to the further action of the Board of Directors of New Sally and the holders of capital stock of New Sally to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by the Board of Directors of New Sally and the holders of capital stock of New Sally with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement. The execution and delivery of this Agreement and the Transaction Agreements with respect to which New Sally is contemplated thereby to be a party by New Sally and the consummation by New Sally of the Transactions have been duly authorized by all necessary corporate action on the part of New Sally, subject to the further action of the Board of Directors of New Sally and the holders of capital stock of New Sally to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by the Board of Directors of New Sally and the holders of capital stock of New Sally with respect to such transactions are subject to the satisfaction of the conditions in the Separation Agreement and this Agreement. This Agreement has been, and the Transaction Agreements with respect to which New Sally is contemplated thereby to be a party will be, duly executed and delivered by New Sally and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which New Sally is contemplated thereby to be a party by the other parties hereto and thereto (other than Alberto-Culver, Merger Sub and Sally), as applicable, constitutes or will constitute a valid and binding agreement of New Sally, enforceable against New Sally in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). After the AC Effective Time, no approval of holders of New Sally capital stock will be required to effect the Transactions.

(ii) The execution and delivery of this Agreement by New Sally does not, the execution and delivery by New Sally of the Transaction Agreements with respect to which New Sally is contemplated thereby to be a party will not, and the consummation of the Transactions will not result in a Violation under: (A) any provision of the organizational documents of New Sally or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally, subject to obtaining or making New Sally Necessary Consents, any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to New Sally.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to New Sally in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which New Sally is contemplated thereby to be a party by New Sally or the consummation by New Sally of the Transactions, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) filings under the DGCL and the Delaware Limited Liability Company Act to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, (F) the rules and regulations of the NYSE, (G) obtaining the approvals described in Section 4.2(c)(i)(A) and (B) and further actions by the Board of Directors of the applicable members of the Alberto-Culver Group and the Sally Group and the holders of securities thereof to effect the transactions contemplated by Section 2.01 of the Separation Agreement and Article III of this Agreement, and provided that the approval by such applicable Boards of Directors and such securities holders with respect to such transactions is subject to the satisfaction of the conditions in the Separation Agreement and this Agreement, (H) antitrust or other competition laws of other jurisdictions, (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Sally. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as the “New Sally Necessary Consents”.

(d) Information Supplied.

(i) None of the information supplied or to be supplied by New Sally specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (B) the Proxy Statement will, on the date it is first mailed to Alberto-Culver stockholders or at the time of the Alberto-Culver Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (C) the Form 10 will, at the time it becomes effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 4.4(d), no representation or warranty is made by New Sally with respect to statements made or incorporated by reference in the Form S-4, the Form 10 or the Proxy Statement based on information supplied by or on behalf of Alberto-Culver or Sally for inclusion or incorporation by reference therein.

(e) Litigation. There is no Action pending or, to the Knowledge of New Sally, threatened against New Sally which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sally, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against New Sally which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sally.

(f) Status of New Sally Shares. Assuming the Alberto-Culver Transaction Approval has been obtained, the Shares being issued at the Closing will have been duly authorized by all necessary corporate action on the part of Alberto-Culver and New Sally, and such Shares will have been validly issued and, assuming payment therefor has been made, will be fully paid and nonassessable, and the issuance of such Shares will not be subject to preemptive rights.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Covenants of Alberto-Culver and Sally. During the period from the date of this Agreement and continuing until the Closing Date, New Sally, Alberto-Culver and Sally each agrees that except for the Share Distribution, as required or otherwise expressly contemplated or permitted by this Agreement, the Transaction Agreements or Section 5.1 (including its subsections) of the Alberto-Culver Disclosure Schedule or the Sally Disclosure Schedule or to the extent that Investor shall otherwise consent in writing, which consent (other than with respect to Section 5.1(c)) shall not be unreasonably withheld, delayed or conditioned:

(a) Ordinary Course.

(i) The members of the Alberto-Culver Group (solely with respect to the Sally Business) and the members of the Sally Group shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted, and shall use their reasonable best efforts to preserve intact their present business organizations, maintain their material rights, licenses and permits, keep available the services of their current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them to the end that their ongoing businesses and goodwill shall not be materially impaired at the Closing Date.

(ii) Other than in connection with acquisitions permitted by Section 5.1(e) or investments permitted by Section 5.1(g), New Sally and Sally shall not, and shall not permit any Sally Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Share Capital. New Sally, Alberto-Culver and Sally shall not, Sally shall not permit any Sally Subsidiary to, nor shall New Sally, Sally or any Sally Subsidiary propose to, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof) in respect of any capital stock of New Sally, Sally or any Sally Subsidiaries, except (i) for the Sally Distribution, the Share Distribution and the Cash Distribution, (ii) for the declaration and payment of cash dividends or distributions by any direct or indirect wholly owned Sally Subsidiary and (iii) for the declaration and payment of cash dividends payable on the issued and outstanding shares of Sally Common Stock; provided, that such dividends are paid prior to the Distributions Time. Each of New Sally, Alberto-Culver and Sally shall not, (A) split, combine or reclassify any of its capital stock, except for any such transaction by a direct or indirect wholly owned Subsidiary of Alberto-Culver (other than Sally), Sally or of New Sally which remains a direct or indirect wholly owned Subsidiary after consummation of such transaction or (B) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any shares of its capital stock except for (1) acceleration of any vesting of Alberto-Culver Stock Options or other equity awards under the Alberto-Culver Stock Plans, (2) redemptions, repurchases and acquisitions by Alberto-Culver of Alberto-Culver Common Stock under the Alberto-Culver Stock Plans and (3) such actions described in this clause (B) that are only in respect of shares of any direct or indirect wholly owned Subsidiary of Alberto-Culver.

(c) Issuance of Securities. New Sally, Alberto-Culver and Sally shall not, and Sally shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock of any class or, with respect to Sally any capital stock of any class of its Subsidiaries, (y) any Sally Voting Debt or Alberto-Culver Voting Debt or New Sally Voting Debt or (z) any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any such shares or Sally Voting Debt or Alberto-Culver Voting Debt or New Sally Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) (A) the issuance, delivery and redemption of Alberto-Culver Common Stock pursuant to equity awards, units or bonus opportunities, as the case may be, outstanding on the date hereof in accordance with their current terms or permitted hereunder to be granted or issued pursuant to the Alberto-Culver Stock Plans or upon acceleration of the vesting of such equity awards in accordance with this Agreement and the Employee Matters Agreement, including in each case elections made or to be made with respect to such awards, (B) the delivery and redemption of Alberto-Culver Common Stock upon vesting of Alberto-Culver Restricted Stock outstanding on the date hereof in accordance with their current terms or upon acceleration of the vesting of such Alberto-Culver Restricted Stock in accordance with this Agreement and the Employee Matters Agreement, or (C) the issuance of up to 200,000 shares under the Restricted Stock Plan to persons other than Sally Employees, (ii) the granting of Alberto-Culver Stock Options that will not become New Substitute Sally Options and will not be exercisable prior to the New Sally Record Date, (iii) the automatic granting of Alberto-Culver Stock Options to directors of Alberto-Culver at the time of the annual meeting of stockholders of Alberto-Culver and/or upon the appointment of any person to the Board of Directors of Alberto-Culver under the Alberto-Culver 2003 Stock Option Plan for Non-Employee Directors pursuant to its terms on the date hereof or (iv) issuances, redemptions, deliveries and sales by a wholly owned Subsidiary of Alberto-Culver or Sally of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly owned Subsidiary of Alberto-Culver or Sally.

(d) Governing Documents. Except to the extent required to comply with its obligations hereunder or under the Transaction Agreements, New Sally and Sally shall not amend or propose to amend its Certificate of Incorporation, By-laws or other governing documents. Except to the extent required to comply with its obligations hereunder and under the Transactions Agreement, Alberto-Culver will not amend or propose to amend the Certificate of Incorporation or By-laws of Alberto-Culver in any manner that would prevent or delay the consummation of the Transactions.

(e) No Acquisitions. Each of New Sally, Alberto-Culver (solely with respect to the Sally Business) and Sally shall not, and shall not permit any Sally Subsidiary to, in a single transaction or series of related transactions, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets for consideration in excess of $10,000,000 individually or $25,000,000 in the aggregate, including, in each case, the assumption of indebtedness (excluding the acquisition of assets used in the operations of the business of members of the Sally Group in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor and excluding the acquisitions set forth in Section 5.1(e) of the Sally Disclosure Schedule); provided, however, that the foregoing shall not prohibit the creation or merger of new or existing direct or indirect wholly owned Subsidiary of Sally or Alberto-Culver organized to conduct or continue activities in the ordinary course of business or otherwise permitted by this Agreement; provided, further, that in any event, each of Alberto-Culver and Sally shall not, and shall not permit any of its Subsidiaries to, make any acquisition, agreement or purchase if it would prevent or materially delay obtaining any consents, approvals or expirations of waiting periods from any Governmental Entity required for the consummation of the Transactions contemplated by this Agreement or the Transaction Agreements.

(f) No Dispositions. Other than as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the Transactions, New Sally, Alberto-Culver and Sally shall not, and shall not permit any of their Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Sally, or agree to sell (or engage in a sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Sally, any material assets of Sally or any Sally Subsidiary (including capital stock of Sally and any Sally Subsidiary, but excluding inventory and obsolete equipment sold, leased, licensed or otherwise encumbered or subjected to any Lien or otherwise disposed of, in each case, in the ordinary course of business consistent with past practice).

(g) Investments; Indebtedness. New Sally and Sally shall not, and shall not permit any Sally Subsidiary to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or advances to Alberto-Culver and its Subsidiaries, (B) loans, advances, capital contributions to, or investments, in Sally or any of its Subsidiaries, (C) pursuant to any Contract or other legal obligation of Sally or any other member of the Sally Group as in effect at the date of this Agreement (all of which Contracts or other legal obligations are set forth in Section 5.1(g) of the Sally Disclosure Schedule), (D) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business consistent with past practice, (E) loans, advances, capital contributions or investments in the ordinary course of business consistent with past practice which are not individually in excess of $5,000,000 or in the aggregate in excess of $10,000,000, or (F) loans or advances to customers in connection with the sales of goods to such customers in the ordinary course of business consistent with past practice or (ii) create, incur, assume or suffer to exist any indebtedness for borrowed money, issuances of debt securities, guarantees, loans or advances (other than letters of credit and capital leases, in each case entered into in the ordinary course of business consistent with past practice) not in existence as of the date of this Agreement except (1) in the ordinary course of business consistent with past practice which are not individually in excess of $5,000,000 or in the aggregate in excess of $10,000,000, provided that on or prior to the Closing Date, Sally shall have repaid or shall cause to be repaid all of the indebtedness, if any, incurred under this clause (1), (2) for indebtedness with respect to loans from any member of the Alberto-Culver Group or any member of the Sally Group and (3) indebtedness incurred in connection with the Debt Financing.

(h) Compensation. Except (i) as set forth in Section 5.1(c), (ii) as required by Applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect between Alberto-Culver or any Subsidiary of Alberto-Culver and any Sally Employee (all of which collective bargaining agreements or other agreements are set forth in Section 5.1(h) of the Sally Disclosure Schedule), (iii) as otherwise provided in this Agreement or the Employee Matters Agreement, (iv) pursuant to the Termination Agreements or (v) in the ordinary course of business consistent with past practice, New Sally, Alberto-Culver and Sally shall not: (A) materially increase the amount of compensation or employee benefits of any current or former Sally Employee or consultant of Sally or any other member of the Sally Group, (B) pay or agree to pay to any current or former Sally Employee or consultant of Sally or any other member of the Sally Group, any material pension, retirement, savings or profit-sharing allowance or other material employee benefit that is not required by any existing plan or agreement, (C) enter into any new, or amend any existing Contract with any current or former Sally Employee or consultant of Sally or any other member of the Sally Group, regarding his or her employment, compensation or benefits, (D) materially increase or commit to materially increase any employee benefits for any such person, adopt, terminate or amend or make any commitment to adopt, terminate or amend any Sally Plan or make any contribution, other than regularly scheduled contributions (including any company match under a qualified plan), to any Sally Plan or (E) terminate the employment of any employee or otherwise agree to provide severance benefits with respect to any such employee.

(i) Accounting Methods. Except as disclosed in the Alberto-Culver Filed SEC Reports or the Sally Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred by Sally’s independent public accountants, Sally shall not change its methods of accounting in effect at December 31, 2005 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable).

(j) Certain Agreements and Arrangements. New Sally, Alberto-Culver and Sally shall not, and Sally shall not permit any other member of the Sally Group, enter into any Contracts that limit or otherwise restrict Sally or any other member of the Sally Group or any of their respective Affiliates or any successor thereto, or that would, after the Closing Date, limit or restrict Sally or any other member of the Sally Group or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area other than the entry into franchise agreements in the ordinary course of business consistent with past practice. Each of Alberto-Culver (to the extent it is a party to a Sally Material Contract) and Sally shall not, and Sally shall not permit any other member of the Sally Group, and Alberto-Culver shall not permit any of the Alberto-Culver Subsidiaries (to the extent it is a party to a Sally Material Contract) to, except in the ordinary course of business consistent with past practice, modify, amend or terminate any Sally Material Contract to which it is a party or waive, release or assign any material rights or claims it may have under any such Sally Material Contract. With respect to the Sally Business, Alberto-Culver and its Subsidiaries will not Knowingly engage in any Diversion.

(k) Settlement of Litigation. New Sally, Alberto-Culver and Sally shall not, and Sally shall not permit any other member of the Sally Group to, settle any litigation, investigation, arbitration, proceeding or other claim if Sally or any of its Subsidiaries would be required to pay in excess of $2,500,000 individually or $10,000,000 in the aggregate or if such settlement would obligate New Sally, Sally or any other member of the Sally Group to take any material action or restrict Sally, New Sally or any other member of the Sally Group in any material respect from taking any action at or after the Closing Date.

(l) Related Party Agreements. New Sally, Alberto-Culver and Sally shall not, and Alberto-Culver and Sally shall cause their respective Subsidiaries not to, enter into, waive any material rights under or amend in any material respect any Contract between any member of the Sally Group, on the one hand, and any member of the Alberto-Culver Group, on the other hand, that, pursuant to the Separation Agreement, will survive the Distributions Time. New Sally, Alberto-Culver and Sally shall not and shall cause their respective Subsidiaries to not (i) transfer any material assets that relate primarily to the Sally Business from any member of the Sally Group to any member of the Alberto-Culver Group or (ii) transfer any material liabilities (other than those liabilities that relate primarily to the Sally Business) from any member of the Alberto-Culver Group to any member of the Sally Group.

(m) Tax Matters. Except as required by Applicable Laws, none of New Sally, Alberto-Culver (with respect to the Sally Business) or any member of the Sally Group shall (i) make, amend or change any material Tax election, (ii) make a request for a material tax ruling (other than the Private Letter Ruling) or enter into a material closing agreement, (iii) settle or compromise any material Tax liability or material Tax claims, (iv) file any material amendments to any previously filed material Tax Returns, or (v) surrender any right to claim any material amount of refund of any Taxes.

(n) No Related Actions. New Sally and Alberto-Culver (as to Sally and the Sally Subsidiaries and/or the Sally Business) will not, and Sally will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

Section 5.2 SEC Reports. Alberto-Culver shall timely file all reports required to be filed by it with the SEC between the date of this Agreement and the Closing Date.

Section 5.3 Interim Financial Information. Alberto-Culver and Sally shall, prior to the Closing Date, provide Investor within a reasonable period after it closes its books for the applicable monthly accounting period for the Sally Business, a balance sheet as of the end of such period and statements of income for such fiscal year-to-date period for Sally and its Subsidiaries. Such financial information shall be prepared in accordance with GAAP and shall be in the same format and prepared on the same basis as the comparable portions of the Sally Financial Statements, except that such information may exclude footnotes and is subject to normal year-end adjustments.

Section 5.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Alberto-Culver or Sally, directly or indirectly, the right to control or direct Investor’s business prior to the Closing. Nothing contained in this Agreement shall give Investor, directly or indirectly, the right to control or direct the operations of the Sally Business prior to the Closing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Form S-4, Proxy Statement and Form 10; Stockholders Meeting.

(a) As promptly as practicable following the date hereof, Alberto-Culver shall or shall cause New Sally to prepare a proxy statement to be mailed to Alberto-Culver’s stockholders in connection with the Alberto-Culver Stockholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) and a registration statement on Form S-4 with respect to the shares of New Sally Common Stock to be issued in the Alberto-Culver Merger (the “Form S-4” and the prospectus of New Sally included in the Form S-4, the “New Sally Prospectus”), in each case in consultation with Investor, and shall or shall cause New Sally to file the Form S-4 and the Proxy Statement with the SEC. The Form S-4, and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations of the SEC thereunder. Alberto-Culver shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after filing with the SEC and to have the Form S-4 declared effective by the SEC as promptly as practicable after filing with the SEC. Alberto-Culver shall use its reasonable best efforts to cause the Proxy Statement and the New Sally Prospectus to be mailed to Alberto-Culver’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC and the Form S-4 is declared effective by the SEC. Alberto-Culver shall, as promptly as practicable after receipt thereof, provide to Investor copies of, consult with Investor and prepare written responses with respect to, any written comments received from the SEC with respect to the Form S-4 and the Proxy Statement and advise Investor of any oral comments with respect to the Form S-4 and the Proxy Statement received from the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Form S-4 or the Proxy Statement shall be made, and no correspondence filed with the SEC with respect thereto, without the approval of Investor, which approval shall not be unreasonably withheld, conditioned or delayed. Alberto-Culver will advise Investor, promptly after it receives notice thereof, of the time when the Proxy Statement has been cleared and the Form S-4 has become effective, the issuance of any stop order with respect to the Proxy Statement or New Sally Prospectus or any request by the SEC for amendment of the Form S-4 or the Proxy Statement. If at any time prior to the Closing Date any information relating to Investor, Alberto-Culver or Sally, or any of their respective Affiliates, officers or directors, should be discovered by Investor, Alberto-Culver or Sally which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by Applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed by Alberto-Culver with the SEC and disseminated to the stockholders of Alberto-Culver.

Investor shall cooperate with Alberto-Culver in the preparation of the Proxy Statement, the Form 10 and the Form S-4 or any amendment or supplement thereto. Alberto-Culver shall prepare and shall cause New Alberto-Culver to file with the SEC as promptly as practicable after the date hereof the Form 10 and Alberto-Culver shall use its reasonable best efforts to cause the Form 10 to be declared effective and mailed to its stockholders in a timely fashion that does not delay the Closing.

(b) Alberto-Culver shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the date of this Agreement (including any adjournment or postponements thereof, the “Alberto-Culver Stockholders Meeting”) for the purpose of obtaining the approval and adoption of this Agreement and the Transactions, including the Share Issuance and the Alberto-Culver Merger (the “Alberto-Culver Transaction Approval”), by a majority of the outstanding shares of Alberto-Culver Common Stock (the “Alberto-Culver Vote”) and shall take all lawful action to solicit the Alberto-Culver Transaction Approval by the Alberto-Culver Vote (subject to the right of Alberto-Culver to terminate this Agreement pursuant to Section 8.1(h) and the right of the Board of Directors of Alberto-Culver to make a Change in the Alberto-Culver Recommendation pursuant to Section 6.5(d)) and the Board of Directors of Alberto-Culver (subject to the right of Alberto-Culver to terminate this Agreement pursuant to Section 8.1(h) and the right of the Board of Directors of Alberto-Culver to make a Change in the Alberto-Culver Recommendation pursuant to Section 6.5(d)) shall declare that this Agreement and the Transactions are advisable and in the best interests of Alberto-Culver and its stockholders and recommend to the stockholders of Alberto-Culver adoption of this Agreement and approval of the Transactions, including the Share Issuance and the Alberto-Culver Merger, by the stockholders of Alberto-Culver (the “Alberto-Culver Recommendation”). Subject to Section 8.1(h), notwithstanding anything herein to the contrary, if a Change in the Alberto-Culver Recommendation is made and within 5 Business Days after Investor receives notice from Alberto-Culver of such Change in the Alberto-Culver Recommendation, Investor delivers a written notice (a “Force the Alberto-Culver Vote Notice”) to Alberto-Culver that Investor desires that the Transactions (including the Share Issuance and the Alberto-Culver Merger) be submitted to the stockholders of Alberto-Culver, then the Transactions (including the Share Issuance and the Alberto-Culver Merger) shall be submitted to the stockholders of Alberto-Culver at the Alberto-Culver Stockholders Meeting for the purpose of obtaining the Alberto-Culver Transaction Approval and nothing contained herein shall be deemed to relieve Alberto-Culver of such obligation.

Section 6.2 New Sally Organizational Documents; Governance Matters.

(a) New Sally and Alberto-Culver shall take all actions necessary to cause the Board of Directors of New Sally, effective at the Distributions Time and thereafter until changed in accordance with the organizational documents of New Sally and Applicable Laws, to consist of (A) the President of Sally and five additional directors designated by Alberto-Culver prior to the Closing Date, at least four of whom qualify as an Independent Director, or if the President of Sally is unable or unwilling to serve as a director of New Sally, such other individual selected by Alberto-Culver and reasonably acceptable to Investor and (B) six directors designated by Investor prior to the Closing Date, at least three of whom qualify as Independent Directors and one of whom shall be appointed as Chairman of the Board of Directors (the individuals described in clause (A) the “Alberto-Culver Designees” and the individuals described in clause (B) the “Investor Designees”); provided, however, that if any of the individuals described in clauses (A) or (B) is unable to begin serving as a director of New Sally at the Distributions Time, the New Sally Board of Directors shall not include such individual until he is able to serve as a director; provided further, that if such individual is unable to serve as a director of New Sally at the Distributions Time, he shall have agreed to begin to serve within a reasonable period of time thereafter. The term “Independent Director” means an individual who, as a member of the Board of Directors of New Sally following the Closing Date, would be independent of New Sally under the applicable rules of the NYSE. The New Sally Board of Directors will consist of three classes and have committees as contemplated by Sections 1.1 and 1.2 of the Stockholders Agreement.

(b) The President of Sally immediately prior to the Closing Date shall be the President and Chief Executive Officer of New Sally at the Distributions Time and thereafter until duly changed in accordance with the organizational documents of New Sally and Applicable Law.

Section 6.3 Access to Information. Upon reasonable notice, each of Alberto-Culver and Sally shall (and shall cause its Subsidiaries to), during the period prior to the earlier of the Closing Date or the date this Agreement is terminated, afford to Investor and to its respective officers, employees, accountants, counsel, financial advisors and other authorized representatives, reasonable access during normal business hours, to all its books, records, Contracts, properties, plants and personnel (only with respect to the business of Sally and its Subsidiaries) and, during such period, Alberto-Culver or Sally shall (and shall cause its Subsidiaries to) furnish promptly to Investor (a) notice of each material report, schedule, registration statement and other document filed, published, announced or received by Sally during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which Alberto-Culver or Sally is not permitted to disclose under Applicable Laws) and (b) all information concerning Sally and its business, properties and personnel as Investor may reasonably request; provided, however, that Alberto-Culver or Sally may restrict the foregoing access to the extent that (i) any Applicable Laws or Contract requires Alberto-Culver, Sally or their Subsidiaries to restrict or prohibit access to any such properties or information, (ii) disclosure of such information would violate confidentiality obligations to a third party, (iii) disclosure of such information would be reasonably likely to result in significant competitive harm to Alberto-Culver or Sally if the Transactions were not consummated, it being understood that Alberto-Culver or Sally will provide extracts, or summaries, or aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure or (iv) in the case of Alberto-Culver and its Subsidiaries, the information is not related to the Sally Business. Investor will hold any such information obtained pursuant to this Section 6.3 in confidence in accordance with, and will otherwise be subject to, the provisions of the Confidentiality Agreement dated May 9, 2006 between Alberto-Culver and Investor (as it may be amended or supplemented, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. Any investigation by Investor shall not affect the representations and warranties contained herein or the conditions to the respective obligations of the parties to consummate the Transactions.

Section 6.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Transactions as soon as reasonably practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and Tax ruling requests and to obtain as promptly as practicable all Investor Necessary Consents, Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the date hereof, (B) appropriate filings, if any are required, with the European Commission and/or other foreign regulatory authorities in accordance with applicable competition, merger control, antitrust, investment or similar Applicable Laws (“Foreign Competition Laws”) and (C) all other necessary filings with other Governmental Entities relating to the Transactions, and, in each case, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such Applicable Laws or by such authorities and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Required Approvals under such other Applicable Laws or from such authorities as soon as reasonably practicable. Alberto-Culver (i) shall use its reasonable best efforts to obtain the consent or consents of third Persons referred to in, and with respect to the matter set forth on, Section 6.4(a) of the Alberto-Culver Disclosure Schedule and (ii) shall (x) indemnify, defend and hold harmless members of the Sally Group from and against, and pay or reimburse, as the case may be, such members for all Indemnifiable Losses (as defined in the Separation Agreement), as incurred or suffered by any such member based upon, arising out of or resulting from the matter set forth in Section 6.4(a) of the Alberto-Culver Disclosure Schedule and (y) take any and all actions necessary to ensure that the obligations thereunder do not become obligations of any member of the Sally Group and no assets of any such member are made subject to any Liens as a result of such matter, including extinguishing the obligations thereunder.

(b) Investor, on the one hand, and Alberto-Culver, Sally and New Sally, on the other hand, shall, in connection with the efforts referenced in Section 6.4(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.4(a) and Section 6.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) to prohibit or make illegal the Transactions, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make any of the Transactions illegal or would otherwise prohibit or materially impair or delay the consummation of any of the Transactions, each of Alberto-Culver, Sally, New Sally and Investor shall cooperate in all respects with each other and use its respective reasonable best efforts, to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Transactions and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the Transactions.

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.4 shall (i) limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(c) so long as such party has complied with its obligations under this Section 6.4 or (ii) limit Alberto-Culver’s right to make a Change in the Alberto-Culver Recommendation in accordance with Section 6.5.

(e) Nothing in this Section 6.4 shall require any of Investor, Alberto-Culver or Sally, New Sally or any of their respective Subsidiaries to take any action or enter into any settlement or other agreement or binding arrangement that limits such Person’s freedom of action with respect to or that requires such Person to sell, hold separate or otherwise dispose of any businesses, product lines or assets of Alberto-Culver, Investor or any of their Subsidiaries including the capital stock of any such Subsidiary. This Section 6.4 shall not be deemed to address the obligations of the parties with respect to the Private Letter Ruling, which are addressed in Section 6.10, the Debt Financing, which are addressed in Section 6.14 or, with respect to the obligations of Alberto-Culver and its Subsidiaries, the Solvency and Surplus Opinions, which are addressed in Section 6.18.

Section 6.5 Acquisition Proposals; Change in Recommendation.

(a) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article VIII, Alberto-Culver shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any offer or proposal which constitutes or that would reasonably be expected to lead to, any Alberto-Culver Acquisition Proposal, (B) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement related to any Alberto-Culver Acquisition Proposal (each, an “Alberto-Culver Acquisition Agreement”) or (C) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any offer or proposal that constitutes, or that would reasonably be expected to lead to, any Alberto-Culver Acquisition Proposal; provided, however, that if, at any time prior to the receipt of the Alberto-Culver Transaction Approval, and without any breach of the terms of this Section 6.5(a), Alberto-Culver receives an unsolicited bona fide written Alberto-Culver Acquisition Proposal from any Person that in the good faith judgment of Alberto-Culver’s Board of Directors constitutes, or is reasonably likely to lead to, a Superior Alberto-Culver Proposal, Alberto-Culver may (x) furnish information (including non-public information) with respect to Alberto-Culver and its Subsidiaries to any such Person pursuant to a confidentiality agreement containing terms no less restrictive on such Person than those in the Confidentiality Agreement are to Investor and (y) participate in negotiations with such Person regarding such Alberto-Culver Acquisition Proposal.

(b) For purposes of this Agreement, “Alberto-Culver Acquisition Proposal” means any inquiry, proposal or offer from any Person with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Alberto-Culver or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver then outstanding, (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 20% or more of the consolidated assets (including stock of Alberto-Culver’s Subsidiaries) of Alberto-Culver and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of Alberto-Culver that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Investor or a Subsidiary thereof).

(c) For purposes of this Agreement, “Superior Alberto-Culver Proposal” means an unsolicited, bona fide written proposal or offer described in clause (A), (B) or (C) of the definition of Alberto-Culver Acquisition Proposal (for purposes of this definition of “Superior Alberto-Culver Proposal”, references to 25% in the definition of “Alberto-Culver Acquisition Proposal” shall be deemed to be references to 50%) made by a Person other than a party hereto at any time prior to the receipt of the Alberto-Culver Transaction Approval that is on terms which the Board of Directors of Alberto-Culver in good faith concludes (after consultation with its outside legal counsel and financial advisors), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to Alberto-Culver’s stockholders (in their capacities as stockholders) than the Transactions and (y) is reasonably likely to be completed.

(d) Neither the Board of Directors of Alberto-Culver nor any committee thereof shall (A) withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Alberto-Culver Recommendation (a “Change in the Alberto-Culver Recommendation”), (B) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, any Alberto-Culver Acquisition Proposal or (C) authorize or permit Alberto-Culver or any of its Subsidiaries to enter into any Alberto-Culver Acquisition Agreement; provided, however, that at any time prior to the receipt of the Alberto-Culver Transaction Approval, the Board of Directors of Alberto-Culver may make a Change in the Alberto-Culver Recommendation if and only if Alberto-Culver has complied with this Section 6.5 and in the good faith judgment of the Board of Directors of Alberto-Culver, after consultation with the outside legal counsel of Alberto-Culver, the making of such Change in the Alberto-Culver Recommendation is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Alberto-Culver to its stockholders under Applicable Laws; provided, further, that at any time prior to the receipt of the Alberto-Culver Transaction Approval, the Board of Directors of Alberto-Culver may take any of the actions described in clauses (A) through (C) in connection with a termination of this Agreement pursuant to Section 8.1(h) if Alberto-Culver has otherwise complied with this Section 6.5. Alberto-Culver shall verbally notify the President of Investor that a Change in the Alberto-Culver Recommendation has occurred no later than four hours after a Change in the Alberto-Culver Recommendation has occurred (which shall be followed by written notice to Investor which written notice shall be delivered the same day that a Change in the Alberto-Culver Recommendation occurs). No later than 5 Business Days after Investor receives such written notice, Investor shall provide written notice to Alberto-Culver as to whether it desires that the Transactions (including the Share Issuance and the Alberto-Culver Merger) be submitted to the stockholders of Alberto-Culver. For the avoidance of doubt, the failure to provide such verbal and/or written notice shall in no way affect Investor’s right to terminate this Agreement pursuant to Section 8.1(e).

(e) Nothing contained in this Section 6.5 shall prohibit Alberto-Culver from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to an Alberto-Culver Acquisition Proposal or from making any disclosure to the stockholders of Alberto-Culver with respect to an Alberto-Culver Acquisition Proposal that is not a Change in the Alberto-Culver Recommendation, if, in the good faith judgment of the Board of Directors of Alberto-Culver, after consultation with outside legal counsel, such disclosure is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Alberto-Culver to its stockholders under Applicable Laws; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(f) Alberto-Culver agrees that it and its Subsidiaries shall, and Alberto-Culver shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations being conducted on the date hereof with any Persons with respect to any Alberto-Culver Acquisition Proposal. Alberto-Culver agrees that it will notify Investor promptly (but no more than 48 hours later) if, to the Knowledge of Alberto-Culver, any Alberto-Culver Acquisition Proposal is received by or any discussions or negotiations relating to an Alberto-Culver Acquisition Proposal are sought to be initiated or continued with, Alberto-Culver, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Alberto-Culver Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter Alberto-Culver shall keep Investor informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(g) Except to the extent the Board of Directors of Alberto-Culver determines in good faith (after consultation with outside legal counsel) that the taking of an action otherwise required or not taking an action otherwise prohibited by this Section 6.5(g) would result in a breach of its fiduciary duties to the holders of Alberto-Culver Common Stock under Applicable Law (provided, however, that failure to take or not to take any of the actions described in clause (A) or (B) based on this exception shall not in any way limit or modify the effect that any such action or inaction has under any other provision of this Agreement), during the period from the date of this Agreement through the Closing Date, Alberto-Culver shall (A) enforce and shall not terminate, amend, modify or waive any standstill or employee non-solicitation provision of any confidentiality, standstill, employee non-solicitation or similar agreement between Alberto-Culver and any other Persons which relates to any transaction that could constitute an Alberto-Culver Acquisition Proposal or that has as a counterparty any Person other than Investor and (B) enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreements, including using its reasonable best efforts to obtain injunctions to prevent any threatened or actual breach of such agreements and to enforce specifically the terms and any provision thereof in any court of the United States or any state thereof having jurisdiction.

Section 6.6 Fees and Expenses. Without in any way limiting Sections 8.2(b) through 8.2(j), whether or not the Transactions are consummated, (i) all Expenses (as defined below) incurred by Investor shall be paid by Investor, and (ii) all Expenses incurred by Alberto-Culver, Sally or New Sally prior to the Closing Date shall be paid by Sally or New Sally; provided, however, that if the Closing Date occurs, Sally or New Sally shall pay all of the Expenses in clause (i) and all of the Expenses in clause (ii) up to $20 million on the Closing Date by wire transfer of immediately available funds to an account specified in writing by Alberto-Culver, or Investor, as the case may be (which amounts shall not be taken into account in determining the Required Retained Cash Amount), and provided, further that notwithstanding any other provision of this Agreement or any Transaction Agreement, Alberto-Culver shall be liable for all trademark registration and recording fees incurred by any member of the Alberto-Culver Group as a result of registering trademarks of members of the Alberto-Culver Group in connection with the Alberto-Culver Conversion. All Expenses of any party incurred after the Closing Date shall be paid by such party. As used in this Agreement, “Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transaction Agreements and the Transactions and the transactions contemplated under the Transaction Agreements, including the preparation, printing, filing and mailing of the Form S-4, the Information Statement and the Proxy Statement and all other matters related to the Transactions (it being understood and agreed that all fees or expenses charged by Persons providing the Debt Financing to New Sally, Sally and their respective Subsidiaries, any interest expenses of the Debt Financing and any reasonable and documented out-of-pocket expenses of Alberto-Culver (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, printers, experts and consultants to a Party hereto and its Affiliates), Sally, New Sally or any of their respective Subsidiaries or Investor incurred in connection with the Debt Financing shall be borne by Sally or New Sally.

Section 6.7 Public Announcements. The Parties shall each use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the Transactions shall be consistent with such joint communications plan and (b) unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange or automated quotation system, to consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement with respect to this Agreement or the Transactions.

Section 6.8 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the Transactions, each of Alberto-Culver, Merger Sub, Sally or New Sally and their respective Boards of Directors shall use its reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.9 Advice of Changes. Each of Investor, Alberto-Culver and Sally shall as promptly as reasonably practicable after becoming aware thereof advise the others of any change or event (a) having, or which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally, or (b) which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions set forth in Article VII not being satisfied; provided, however, that no such notification shall alter or affect in any manner the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.10 Private Letter Ruling; Tax-Free Reorganization Treatment; Pre-Distribution Tax Returns; Dividend Withholding.

(a) Alberto-Culver shall use its reasonable best efforts to obtain the Private Letter Ruling as soon as practicable after the date hereof. Alberto-Culver shall (i) use its reasonable best efforts to allow Investor to participate in all meetings and material telephone calls with the IRS with respect to the Private Letter Ruling, (ii) use its reasonable best efforts to allow Investor a reasonable period of time (consistent with IRS requests as to timing) to review and comment on any material written submissions related to the Private Letter Ruling and incorporate any reasonable comments provided by Investor with respect thereto, (iii) provide to Investor a copy of any written submission to the IRS or any written material received from the IRS with respect to the Private Letter Ruling, and (iv) keep Investor fully informed of the status of IRS review and any material issue that arises during the course of such review and consult with Investor concerning such status and any such issue. Alberto-Culver and Investor agree that each will consider in good faith any reasonable modifications to the structure of the Transactions, such as adding new steps or altering the timing of steps set forth in the recitals that will facilitate the receipt of the Private Letter Rulings, so long as none of the Parties is materially prejudiced thereby and the anticipated Tax consequences of the Transactions set forth in the recitals are not affected.

(b) Neither Alberto-Culver nor any of its Subsidiaries shall take or cause to be taken any action, on or before the Closing Date, that (i) would result in any failure to obtain the Private Letter Ruling or (ii) could be reasonably expected to prevent the Transactions, taken together, from having the intended tax consequences set forth in the recitals to this Agreement with respect to each of the Transactions, including, without limitation, any actions prohibited under the Tax Allocation Agreement. Investor will not, and will cause its Affiliates not to, (x) acquire any shares of Alberto-Culver Common Stock prior to the Closing or (y) acquire any shares of capital stock of New Sally or any of its Subsidiaries until the second anniversary of the Closing, other than the Shares and shares acquired in a transaction that complies with Section 4.02(b) of the Tax Allocation Agreement. For the avoidance of doubt, no member of the Alberto-Culver Group or the New Sally Group shall be considered an Affiliate of the Investor for purposes of the preceding sentence.

(c) From the date hereof to the Distributions Time, Alberto-Culver shall timely file or cause to be timely filed all Tax Returns with respect to the Sally Group on a basis consistent with past practice (unless there has been a change in Applicable Laws). As soon as reasonably practicable after the date hereof, Alberto-Culver shall provide to Investor a list of the Tax Returns it believes in good faith are required to be filed with respect to the Sally Group between the date hereof and July 15, 2007. With respect to any material Tax Return on such list specifically identified by Investor (or any other material Tax Return identified by Investor in writing), Alberto-Culver shall, from the date it receives written notice from Investor relating to such Tax Return, (A) to the extent commercially reasonable, make available to Investor (or, if such Tax Return can be provided to Investor without undue cost or burden, provide to Investor) for its review and approval (not to be unreasonably withheld or delayed) at least 15 days prior to filing (in the case of any income Tax Return) or as soon as reasonably practicable (in the case of any other Tax Return), and (B) make any reasonable revisions to such Tax Returns that are requested by Investor that affect the amount of Taxes that are allocated to any member of the Sally Group. Alberto-Culver and Investor agree to cooperate with each other in good faith with respect to Tax matters and to make available Tax information in a manner consistent with Section 6.3. This Section 6.10(c) shall not govern Tax Returns filed after the Distributions Time, which Tax Returns shall be governed by the Tax Allocation Agreement.

(d) Alberto-Culver shall use its reasonable best efforts to (i) cause to be prepared as soon as practicable after the date hereof a “reasonable estimate” of current and accumulated earnings and profits, within the meaning of Treasury Regulations Section 1.1441-3(c)(2)(ii), with respect to the Cash Distribution, and (ii) cause to be prepared a study (as of the date hereof and projected through the end of the Closing Date) of adjusted tax bases and excess loss accounts (if any) in the stock of all of its Subsidiaries that file a consolidated U.S. federal income Tax Return or a combined, consolidated or unitary state or foreign Tax Return, which study shall be furnished to Investor at least 10 days prior to the Closing, and (iii) cause the Exchange Agent to cause to be withheld, deducted, remitted or self-assessed all amounts required or permitted to be deducted, withheld, remitted or self-assessed in respect of Taxes on all amounts paid to non-residents of the United States, or to employees, in connection with the Transactions. Sally or New Sally shall pay to Alberto-Culver at the Closing by wire transfer of immediately available funds to an account specified in writing by Alberto-Culver 50% of all the expenses, fees and other costs incurred by the members of the Alberto-Culver Group in connection with the estimate described in clause (i) and the study described in clause (ii) and none of such fees, expenses and costs shall be included in calculating the maximum amount of expenses of members of the Alberto-Culver Group that New Sally or Sally is required to pay pursuant to Section 6.6.

Section 6.11 Obligations under Separation Agreement. Each of Alberto-Culver, Sally and New Sally will prior to the Closing Date (a) perform its respective obligations and covenants under the Separation Agreement in accordance with the terms of the Separation Agreement and (b) enforce and preserve its respective rights under the Separation Agreement to the full extent permitted under the Separation Agreement.

Section 6.12 Employee Benefits Matters. For a period of at least 12 months after the Closing Date, New Sally shall provide employees of Sally and its Subsidiaries with benefits that, in the aggregate, are substantially comparable to those provided under the Sally Plans immediately prior to the Distributions Time (excluding any such Sally Plans providing for equity-based compensation); provided, however, that nothing in this Agreement shall be interpreted as limiting the power of New Sally to amend or terminate any such Sally Plan or any other individual employee benefit plan, program, Contract or policy or as requiring Investor to offer to continue (other than as required by its terms) any written employment contract.

Section 6.13 Non-Competition; Non-Solicitation.

(a) Non-Competition.

(i) Alberto-Culver agrees that for a period of 30 months following the Closing Date it shall not and shall cause its Subsidiaries not to acquire, manage, operate, control or otherwise engage in any business of (A) operating or franchising retail stores within the United States, Canada, Mexico, Puerto Rico, the United Kingdom, Ireland, Germany and/or Japan (the “Restricted Territories”) that sell beauty care products of Alberto-Culver or any third Person or (B) distributing to salons and salon professionals within the Restricted Territories professional beauty care products of any unaffiliated third Person (collectively, “Restricted Activities”).

(ii) Section 6.13(a)(i) shall be deemed not breached as a result of (A) the ownership by Alberto-Culver or any of its Subsidiaries of: (1) less than an aggregate of 5% of any class of capital stock of a Person engaged, directly or indirectly, in Restricted Activities; provided, however, that such capital stock is listed or quoted on a national securities exchange or the Nasdaq National Market or (2) less than 15% in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Restricted Activities, (B) Alberto-Culver or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived less than 10% of its revenues from Restricted Activities, (C) Alberto-Culver or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived more than 10% of its revenues but less than 35% of its revenues from Restricted Activities so long as it shall use its reasonable best efforts to divest such operations as promptly as practicable and in any event within 12 months after the consummation of such acquisition of control, (D) owning an interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision in a Person or business that for the fiscal year immediately preceding the acquisition of such interest by Alberto-Culver or any of its Subsidiaries derived 10% or more of its revenues from Restricted Activities, so long as Alberto-Culver or its applicable Subsidiary shall use its reasonable best efforts to divest such interest as promptly as practicable and in any event within 12 months after the acquisition of such interest; provided, however, that Alberto-Culver and its Subsidiaries shall not be required to divest any such interest acquired pursuant to this clause (D) if its fair market value at the time of such acquisition is less than $1,000,000, (E) Alberto-Culver and its Subsidiaries operating up to ten retail stores that sell branded beauty care products, (F) Alberto-Culver and its Subsidiaries selling or distributing their branded professional beauty care products directly or through distributors to salons and salon professionals, (G) Alberto-Culver and its Subsidiaries selling or distributing professional beauty care products of any third Person directly to salons and salon professionals within the Restricted Territories if any member of the Alberto-Culver Group as of the date hereof sells and distributes such products and which sales will in no event exceed 2% of the consolidated net sales of Alberto-Culver in any fiscal year or (H) Alberto-Culver and its Subsidiaries operating their New Sally stores in any office, plant or warehouse owned or leased by Alberto-Culver or any of its Subsidiaries (each of which shall not be deemed to be a retail store for purposes of this Section 6.13). For the avoidance of doubt, Alberto-Culver and its Subsidiaries may actively operate, manage and control any Person or business any of them acquire in accordance with clause (B) and/or clause (C).

(iii) Alberto-Culver and Investor agree that the covenants included in this Section 6.13(a) are reasonable in their geographic and temporal coverage, and that neither Alberto-Culver nor Investor shall raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 6.13(a) should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by Applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by Applicable Law to cure such problem. Notwithstanding any other provision of this Agreement, it is understood and agreed that monetary damages would be inadequate in the case of any breach of the covenants contained in this Section 6.13(a), and that Investor shall be entitled to seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(b) Alberto-Culver Non-Solicitation. Alberto-Culver agrees that for a period of 30 months following the Closing Date it will not (i) solicit any Sally Employee or employee of New Sally or any of its Subsidiaries that holds the position of officer or field supervisor or higher to terminate his or her employment relationship with New Sally, Sally or any of its Subsidiaries, or (ii) employ or retain or attempt to employ or retain any employee of New Sally, Sally or any of its Subsidiaries that holds the position of officer or field supervisor or higher; provided, however, that the restrictions in this Section 6.13(b) shall not prohibit (A) a general solicitation (such as an advertisement) not specifically directed to any of the employees described in clause (i) or (ii) or (B) efforts by recruiting or employment agencies, provided that such recruiting or employment agencies are not directed to target employees described in clause (i) or (ii).

(c) New Sally Non-Solicitation. New Sally and Sally each agrees that for a period of 30 months following the Closing Date it will not (i) solicit any employee of Alberto-Culver that holds the position of officer or field supervisor or higher to terminate his or her employment relationship with Alberto-Culver or any of the Alberto-Culver Subsidiaries, or (ii) employ or retain or attempt to employ or retain any employee of Alberto-Culver or its Subsidiaries that holds the position of officer or field supervisor or higher; provided, however, that the restrictions in this Section 6.13(c) shall not prohibit (A) a general solicitation (such as an advertisement) not specifically directed to any of the employees described in clause (i) or (ii) or (B) efforts by recruiting or employment agencies, provided that such recruiting or employment agencies are not directed to target employees described in clause (i) or (ii).

Section 6.14 Debt Financing.

(a) Prior to the Distributions Time, Alberto-Culver agrees to use its reasonable best efforts to provide, and to cause its Subsidiaries (including Sally and its Subsidiaries) and its and their respective officers, employees, independent auditors, counsel and other representatives to provide, all timely cooperation reasonably requested by Investor in connection with the arrangement of the Debt Financing and the revolving loan facilities provided for in the Debt Commitment Letters, including (i) participation in meetings with rating agencies, due diligence sessions and road shows, (ii) assisting with the preparation of materials for ratings agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing and the revolving loan facilities provided for in the Debt Commitment Letters, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates (including solvency certificates), legal opinions or documents as may be reasonably requested by Investor, (iv) furnishing Investor and its financing sources with financial and other pertinent information regarding Sally as may be reasonably requested by Investor, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and in compliance with the other rules and regulations promulgated by the SEC and of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of debt securities contemplated by the Debt Commitment Letter at the time during Sally’s fiscal year such offerings will be made, including quarterly financial statements for Sally for any financial quarter ended at least 45 days prior to the Closing Date and, if reasonably required by Investor’s financing sources, audited annual financial statements for Sally for the year ending September 30, 2006, if such financial statements would be required by Regulation S-X to be included in a Form S-1 registration statement as of the Closing Date and (v) using reasonable best efforts to obtain accountant’s comfort letters, legal opinions, surveys and title insurance as reasonably requested by Investor; provided, however, that no member of the Alberto-Culver Group or any of their respective officers or employees shall be required to execute any document in connection with this Section 6.14(a), no member of the Alberto-Culver Group or their respective officers or employees shall be required to expend out-of-pocket money in connection with this Section 6.14(a), and none of Sally, New Sally or any of their respective Subsidiaries or any of their respective officers or employees shall be required to or execute any document in connection with this Section 6.14(a) which document would be effective at any time before the time that will be immediately prior to the Distributions Time unless an earlier time would be necessary in order to effect the Debt Financing in which case the applicable document shall be effective at such earlier time and such document shall expressly provide that if the Share Distribution does not occur, such document and each of its provisions shall be of no force or effect ab initio; provided further, that nothing in this Section 6.14(a) will require the cooperation of Alberto-Culver or any of its Subsidiaries or any of their respective officers or employees to the extent that it would unreasonably interfere with the business or operations of Alberto-Culver or any of its Subsidiaries.

(b) Investor shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter (provided that Investor may replace, amend, modify, supplement or restate the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, or otherwise so long as the terms would not reasonably be expected to adversely impact the ability of Investor or any of its Affiliates or New Sally, Sally or any of their respective Subsidiaries to consummate the Transactions or the likelihood of consummation of the Transactions), including using reasonable best efforts to (i) maintain in effect the Debt Financing commitment, (ii) satisfy all conditions applicable to Investor to obtaining the Debt Financing set forth therein (including by consummating the financing pursuant to the terms of the Equity Commitment Letter) and (iii) consummate the Debt Financing (including utilizing the Interim Loans (as defined in the Debt Commitment Letter)). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Investor shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources as promptly as practicable following the occurrence of such event, on terms no less favorable (including cost of capital) than the terms described in the Debt Commitment Letter in an amount sufficient (when taken together with the aggregate proceeds contemplated by the Equity Commitment Letter and the portion, if any, of the Debt Financing that remains available under the Debt Commitment Letter on the terms and conditions contemplated therein) to consummate the Transactions; provided that Investor shall not be required to arrange to obtain alternative financing if such Debt Financing has become unavailable as a result of the failure of Alberto-Culver to comply in any material respect with Section 6.14(a) which failure has not been cured within 20 days following written notice to Alberto-Culver. Investor shall give Alberto-Culver prompt notice of any material breach by any party to the Debt Commitment Letter of which Investor becomes aware or any termination of the Debt Commitment Letter. Investor shall keep Alberto-Culver informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall provide copies of all documents related to the Debt Financing to Alberto-Culver.

Section 6.15 Stockholders Agreement. New Sally and Investor shall take all necessary action to, immediately prior to the Closing Date, execute and deliver to the stockholders of Alberto-Culver named therein the stockholders agreement in the form of Exhibit F (the “Stockholders Agreement”).

Section 6.16 NYSE Listing. Each of Alberto-Culver and New Sally shall use its reasonable best efforts to cause (a) the shares of New Sally Common Stock to be issued in the Alberto-Culver Merger and the shares of New Sally Common Stock to be reserved for issuance upon exercise of New Sally Substitute Options and (b) the shares of New Alberto-Culver Common Stock to be distributed in the Share Distribution and the shares of New Alberto-Culver Common Stock to be reserved for issuance upon the exercise of New Alberto-Culver Options, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.17 Investor Activity. During the period from the date of this Agreement through the Closing Date, Investor shall not engage in any activity of any nature except as provided in or contemplated by this Agreement.

Section 6.18 Valuation Firm. Alberto-Culver shall engage a valuation or appraisal firm of national reputation reasonably acceptable to Investor (the “Valuation Firm”) and use its reasonable best efforts to obtain from the Valuation Firm (a) if Alberto-Culver requests, an opinion dated the date the Board of Directors (or similar body) of New Alberto-Culver LLC declares and effects the Sally Distribution in form and substance reasonably satisfactory to the Board of Directors of Alberto-Culver and addressed to the members of the Board of Directors (or similar governing body) of New Alberto-Culver LLC as to the surplus (or similar concept under the DLLCA) of New Alberto-Culver LLC in connection with the declaration of the Sally Distribution, (b) an opinion dated the date the Board of Directors of New Sally declares the Share Distribution and the Cash Distribution and the date or dates on which the Share Distribution and the Cash Distribution are paid in form and substance reasonably satisfactory to the Board of Directors of New Sally and addressed to the members of the Board of Directors of New Sally as to the surplus of New Sally in connection with the declaration of the Cash Distribution and the Share Distribution, (c) an opinion dated the date the Board of Directors of Sally declares and effects any cash dividends to New Sally that may be made in order for New Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors of Sally and addressed to the members of the Board of Directors of Sally as to the surplus of Sally in connection with the declaration of such dividends, (d) an opinion dated the date the Board of Directors of Beauty Systems Group, Inc. (“BSG”) declares and effects any cash dividends to Sally that may be made in order for New Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors of BSG and addressed to the members of the Board of Directors of BSG as to the surplus of BSG in connection with the declaration of such dividends, (e) an opinion dated the date the Board of Directors of Sally Beauty Company, Inc. (“SBC”) declares and effects any cash dividends to Sally that may be made in order for Sally to pay the Cash Distribution in form and substance reasonably satisfactory to the Board of Directors of SBC and addressed to the members of the Board of Directors of SBC as to the surplus of SBC in connection with the declaration of such dividends and (f) an opinion dated the date the Board of Directors of New Sally declares the Share Distribution and the Cash Distribution and the date or dates on which the Share Distribution and the Cash Distribution are paid in form and substance reasonably satisfactory to the Board of Directors of New Sally and addressed to the members of the Board of Directors of New Sally as to the solvency of New Sally and its Subsidiaries immediately after giving effect to the Transactions (the opinion in clause (a), only if requested by Alberto-Culver, and the opinions in clauses (b), (c) and (f) collectively, the “Surplus and Solvency Opinions”). For the avoidance of doubt, Alberto-Culver and its Subsidiaries shall have no obligation to make any capital contribution or loan to any member of the Sally Group or take any other action not expressly required by this Agreement in connection with this Section 6.18. Each of Alberto Culver and New Sally shall be responsible for the payment of 50% of the fees and expenses of the Valuation Firms in connection with the opinions contemplated by this Section 6.18 as provided in Section 2.04(c) of the Separation Agreement (such fees and expenses, the “Valuation Firm Fees”). Notwithstanding the foregoing, members of the Alberto-Culver Group shall not be required to pay in the aggregate an amount in excess of the amount set forth in Section 6.18 to the Alberto-Culver Disclosure Schedule in connection with obtaining the opinions contemplated by this Section 6.18.

Section 6.19 Pre-Closing Estimates. Five days prior to the Closing Date, Alberto-Culver will provide Investor with calculations of the Adjustment Amount included in definition of Adjustment Amount and components thereof, including an estimate of Alberto-Culver Taxes, and the Estimated Required Retained Cash Amount together with such supporting data as Investor may reasonably request.

Section 6.20 Merger Sub Activity. During the period from the date of this Agreement through the Closing Date, Merger Sub shall not engage in any activity of any nature except as provided in or contemplated by this Agreement.

Section 6.21 Sole Stockholder Approval. Promptly (and in any event no later than 48 hours) after the execution of this Agreement, New Sally, as the sole stockholder of Merger Sub, shall vote to adopt this Agreement in accordance with the DGCL.

Section 6.22 Affiliates. Not less than 30 days prior to the Closing Date, Alberto-Culver shall deliver to Investor and New Sally a letter identifying all Persons who, in the judgment of Alberto-Culver, may be deemed at the Closing Date, “affiliates” of New Sally for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date of delivery thereof. Alberto-Culver shall use its reasonable best efforts to cause each person identified on such list to deliver to New Sally not less than 15 days prior to the Closing Date, a written agreement mutually agreeable to Investor and Alberto-Culver.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of Investor, Alberto-Culver, Sally and New Sally to effect the Closing Transactions are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. Alberto-Culver shall have obtained the Alberto-Culver Transaction Approval.

(b) No Injunctions or Restraints, Illegality. No Applicable Laws shall have been adopted, promulgated or enforced by any Governmental Entity, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction (an “Injunction”) shall be in effect, having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking, and which is reasonably likely to result in the granting of, an Injunction having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions shall be pending.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(e) Foreign Competition Laws. All notifications and filings required under any Foreign Competition Laws to be made prior to the Closing Date to any Governmental Entity, and all consents, approvals and authorizations required by Applicable Laws to be obtained prior to the Closing Date under Foreign Competition Laws in order to effect the Transactions shall have been made or obtained, and all waiting periods applicable to the Transactions under any Foreign Competition Laws, shall have expired or been terminated other than those notifications, filings, consents, approvals and authorizations the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Sally Group, taken as a whole, or the Alberto-Culver Group, taken as a whole.

(f) Effectiveness of the Form S-4, Form 10 and the Proxy Statement. The Form S-4 shall have been declared effective by the SEC in accordance with the Securities Act, the Form 10 shall have been declared effective by the SEC and the Proxy Statement shall have been cleared by the SEC and none shall be the subject of any stop order or proceedings seeking a stop order.

(g) Private Letter Ruling and Tax Opinion.

(i) New Sally shall have received a private letter ruling from the IRS in form and substance reasonably satisfactory to each of Alberto-Culver and Investor to the effect that, on the basis of the facts, representations and assumptions set forth in the written request for such ruling which are consistent with the state of facts existing at the Distributions Time, the Share Distribution will constitute a tax-free distribution under Section 355 and Section 368(a)(1)(D) of the Code (the “Private Letter Ruling”) and such ruling shall, as of the Closing Date, remain in full force and effect and shall not have been modified or amended in any respect adversely affecting the Tax consequences set forth therein.

(ii) Alberto-Culver and New Sally shall have received an opinion from Sidley Austin LLP (or other such law firm of national standing) addressed to Alberto-Culver and New Sally, dated the Closing Date, such opinion to be in form and substance reasonably satisfactory to each of Alberto-Culver and Investor (including, for the avoidance of doubt, with respect to any underlying assumptions or representations), to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Distributions Time, the Closing Transactions, taken together, will have the intended tax consequences set forth in clauses (a) and (b) of the second recital to this Agreement with respect to each of the Closing Transactions. In rendering the opinion referred to in the preceding sentence, Sidley Austin LLP (or such other law firm of national standing) may rely as to matters of fact upon the representations contained herein and representations from Alberto-Culver, Sally and other parties (including, but not limited to, any major stockholders of Alberto-Culver and/or Sally) as Sidley Austin LLP (or such other law firm of national standing) may reasonably request for purposes of rendering such opinion.

(h) NYSE Listing. The (i) shares of New Sally Common Stock to be issued in the Alberto-Culver Merger and to be reserved for issuance upon exercise of New Sally Substitute Options and (ii) the shares of New Alberto-Culver Common Stock to be distributed in the Share Distribution shall have been approved for listing on the NYSE, subject to official notice of issuance.

(i) Surplus and Solvency Opinions. The Board of Directors (or similar body) of New Alberto-Culver LLC, if applicable, the Board of Directors of New Sally and the Board of Directors of Sally, as applicable, shall have received the Surplus and Solvency Opinions and such opinions shall not have been withdrawn, modified or rescinded.

Section 7.2 Additional Conditions to Obligations of Investor. The obligations of Investor to effect the Closing Transactions is subject to the satisfaction or waiver by Investor on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Alberto-Culver in Section 4.2(a) (Organization), Section 4.2(b) (Capital Structure), Section 4.2(c)(i) and (v) (Authority; No Conflicts) and Section 4.2(f) (Brokers or Finders) shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) and each of the other representations and warranties of Alberto-Culver set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), except where the failure of such other representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of Alberto-Culver executed by an executive officer of Alberto-Culver to such effect. Each of the representations and warranties of Alberto-Culver and Sally in Section 4.3(a)(i) (Organization), Section 4.3(b) (Capital Structure), Section 4.3(c)(i) and (iii) (Authority; No Conflicts) and Section 4.3(j)(iv) (Assets/Services) shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) and each of the other representations and warranties of Sally set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), except where the failure of such other representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of Sally executed by an executive officer of Alberto-Culver and Sally to such effect. Each of the representations and warranties of Alberto-Culver and New Sally in Section 4.4(a) (Organization), Section 4.4(b) (Capital Structure), Section 4.4(c) (Authority; No Conflicts), and Section 4.4(f) (Status of New Sally Shares) shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), and each of the other representations and warranties of New Sally set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), except where the failure of such other representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of New Sally executed by an executive officer of Alberto-Culver and New Sally to such effect.

(b) Performance of Obligations of Alberto-Culver, Sally and New Sally. Alberto-Culver (i) shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, (ii) shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date (other than Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof) that are not so qualified and (iii) shall have performed or complied with Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof except to the extent that failure to perform or comply would not reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of Alberto-Culver executed by an executive officer of Alberto-Culver to such effect. Sally (i) shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, (ii) shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date (other than Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof) that are not so qualified and (iii) shall have performed or complied with Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof except to the extent that failure to perform or comply would not reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of Sally executed by an executive officer of Alberto-Culver and Sally to such effect. New Sally (i) shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, (ii) shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date (other than Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof) that are not so qualified and (iii) shall have performed or complied with Section 5.1(a)(i) and Section 6.4(a) with respect to obtaining Alberto-Culver Necessary Consents, Sally Necessary Consents and New Sally Necessary Consents for Contracts or arrangements with any supplier or group of suppliers thereof except to the extent that failure to perform or comply would not reasonably be expected to have a Material Adverse Effect on Sally, and Investor shall have received a certificate of New Sally executed by an executive officer of Alberto-Culver and New Sally to such effect.

(c) Transaction Agreements. The Transaction Agreements contemplated to be in effect at such time shall be in full force and effect and each of Alberto-Culver, Sally and New Sally shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under the Transaction Agreements at or prior to the Closing Date.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on Sally.

(e) Transaction Fee. New Sally shall have authorized payment to CD&R of the Transaction Fee.

Section 7.3 Additional Conditions to Obligations of Alberto-Culver, Sally and New Sally. The obligations of Alberto-Culver, Sally and New Sally to effect the Closing Transactions are subject to the satisfaction or waiver by Alberto-Culver, Sally and New Sally on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Investor in Section 4.1(a) (Organization, Standing and Power), Section 4.1(b)(i) (Authority; No Conflicts), Section 4.1(e) (Brokers or Finders) and Section 4.1(f) (Financing) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)) and each of the other representations and warranties of Investor set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak only as of the date hereof or as of another date or dates in which case, only as of such date(s)), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Investor, and Alberto-Culver, Sally and New Sally shall have received a certificate of Investor executed by an executive officer of Investor to such effect.

(b) Performance of Obligations of Investor. Investor shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Alberto-Culver, Sally and New Sally shall have received a certificate of Investor executed by an executive officer of Investor to such effect.

(c) Transaction Agreements. The Transaction Agreements contemplated to be in effect at such time shall be in full force and effect and Investor shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under the Transaction Agreements at or prior to the Closing Date.

(d) Financing Notice. Alberto-Culver shall have been advised, in a manner reasonably acceptable to Alberto-Culver, by (x) Investor and the Lead Agent and Underwriters with respect to the Debt Financing, that all conditions to closing of the Debt Financing have been satisfied and that the Lead Agent and Underwriters with respect to the Debt Financing are prepared to close the Debt Financing and (y) Investor and the Equity Fund, that all conditions to the closing of the Equity Financing have been satisfied and Investor and the Equity Fund with respect to the Equity Financing are prepared to close the Equity Financing.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the Alberto-Culver Transaction Approval:

(a) by the mutual written consent of Alberto-Culver and Investor;

(b) by either Alberto-Culver or Investor if the Closing Date shall not have occurred on or before April 30, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached in any material respect any of its obligations under this Agreement (including such party’s obligations set forth in Section 6.4 but excluding, in the event of a Debt Receipt Failure, Investor’s obligations under Section 2.1) that has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date;

(c) by either Alberto-Culver or Investor if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which such party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.4) permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either Alberto-Culver or Investor if at the Alberto-Culver Stockholders Meeting the Alberto-Culver Transaction Approval shall not have been obtained;

(e) by Investor, if (i) (A) the Board of Directors of Alberto-Culver shall have failed to make the Alberto-Culver Recommendation (other than as a result of the Board of Directors of Alberto-Culver in good faith concluding (after consultation with its outside legal counsel and the Valuation Firm) that the conditions set forth in Section 7.1(i) are not reasonably capable of being satisfied on or before the Termination Date based on facts available to the Board of Directors of Alberto-Culver at the time of such conclusion) or (B) the Board of Directors of Alberto-Culver or a committee thereof shall have made a Change in the Alberto-Culver Recommendation (other than as a result of the Board of Directors of Alberto-Culver in good faith concluding (after consultation with its outside legal counsel and the Valuation Firm) that the conditions set forth in Section 7.1(i) are not reasonably capable of being satisfied on or before the Termination Date based on facts available to the Board of Directors of Alberto-Culver at the time of such conclusion) (or resolved or publicly proposed to take any such action referred to in clause (A) or (B)), in each case, whether or not permitted by the terms hereof, (ii) Alberto-Culver shall have breached its obligations under this Agreement by reason of a failure to call and hold the Alberto-Culver Stockholders Meeting in accordance with Section 6.1(b) or a failure to prepare and mail to its stockholders the Proxy Statement in accordance with Section 6.1(a), (iii) the Board of Directors of Alberto-Culver or a committee thereof shall have approved, recommended or accepted an Alberto-Culver Acquisition Proposal (or resolved or publicly proposed to do so) or (iv) a tender or exchange offer relating to securities of Alberto-Culver shall have been commenced by a Person unaffiliated with Investor, and Alberto-Culver shall not have sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement that Alberto-Culver recommends rejection of such tender or exchange offer;

(f) by Alberto-Culver, if (i) Investor shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) are not capable of being satisfied on or before the Termination Date or (ii) the Board of Directors of Alberto-Culver in good faith concludes (after consultation with its outside legal counsel and the Valuation Firm) that the conditions set forth in Section 7.1(i) related to one or more of the Surplus and Solvency Opinions contemplated by Sections 6.18(a), (b) and/or (f) are not reasonably capable of being satisfied on or before the Termination Date based on facts available to the Board of Directors of Alberto-Culver at the time of such conclusion;

(g) by Investor, if New Sally, Alberto-Culver or Sally shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) are not capable of being satisfied on or before the Termination Date; or

(h) by Alberto-Culver prior to the receipt of the Alberto-Culver Transaction Approval, if (i) the Board of Directors of Alberto-Culver authorizes Alberto-Culver, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Alberto-Culver Proposal and Alberto-Culver notifies Investor in writing that it intends to enter into such an agreement and (ii) Alberto-Culver prior to or concurrently with such termination pays to Investor in immediately available funds $60,000,000 pursuant to Section 8.2(e). Alberto-Culver agrees (x) that it will not enter into a definitive agreement referred to in clause (i) above until at least the fifth Business Day after it has provided the notice to Investor required thereby, and then only if the definitive agreement referred to in clause (i) above continues to constitute a Superior Alberto-Culver Proposal in light of any amendments that Investor has proposed in writing to make to the terms of this Agreement prior to such time, and (y) to notify Investor promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification.

Section 8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Alberto-Culver or Investor as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Investor, Alberto-Culver, Merger Sub, New Sally or Sally or their respective Subsidiaries, officers or directors under this Agreement, except that the second and third sentences of Section 6.3, Section 6.6, this Section 8.2 and Article IX shall survive such termination.

(b) If (i) (A) either Alberto-Culver or Investor shall terminate this Agreement pursuant to Section 8.1(b) without the stockholder vote by the stockholders of Alberto-Culver on the Transactions (including the Share Issuance and the Alberto-Culver Merger) having occurred, (B) Investor shall terminate this Agreement pursuant to Section 8.1(g) as a result of any intentional breach or failure to perform by Alberto-Culver (unless covered by clause (d) below) or (C) either Alberto-Culver or Investor shall terminate this Agreement pursuant to Section 8.1(d) and (ii) at any time after the date of this Agreement and before any such termination, an Alberto-Culver Acquisition Proposal shall have been publicly announced, become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or stockholders of Alberto-Culver (whether or not conditional), which Alberto-Culver Acquisition Proposal shall be pending at the Termination Date (in the case of termination pursuant to Section 8.1(b)), at the time of the breach (in the case of termination pursuant to Section 8.1(g)) or at the time of the Alberto-Culver Stockholders Meeting (in the case of termination pursuant to Section 8.1(d)), or any Person shall have publicly announced or it shall have become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or stockholders of Alberto-Culver (whether or not withdrawn) that, subject to the Alberto-Culver Transaction Approval not being obtained or the Transactions being otherwise rejected by the stockholders of Alberto-Culver or this Agreement being terminated, such Person will make an Alberto-Culver Acquisition Proposal, then (I) if within twelve months after such termination (the “Alberto-Culver Lookback Period”), Alberto-Culver or any of its Subsidiaries consummates any Alberto-Culver Acquisition Proposal without entering into a definitive agreement with respect to such Alberto-Culver Acquisition Proposal, Alberto-Culver shall promptly, but in no event later than the date of such consummation, pay Investor an amount equal to $60,000,000 by wire transfer of immediately available funds, and (II) if Alberto-Culver or any of its Subsidiaries enters into a definitive agreement with respect to an Alberto-Culver Acquisition Proposal during the Alberto-Culver Lookback Period, Alberto-Culver shall promptly, but in no event later than the date of the entry by Alberto-Culver or any of its Subsidiaries into such definitive agreement, pay Investor an amount equal to $30,000,000 and shall pay Investor an amount equal to $30,000,000 on the date of the consummation of the Alberto-Culver Acquisition Proposal described in this clause (II) (including as such Alberto-Culver Acquisition Proposal is amended, modified, restated or otherwise restructured, including to add, or substitute for the Person who was a party to the definitive agreement described in this clause (II), an Affiliate of such Person) (whether or not the consummation of such Alberto-Culver Acquisition Proposal occurred during the Alberto-Culver Lookback Period), in each case, by wire transfer of immediately available funds. For purposes of clauses (I) and (II) of this Section 8.2(b), references to 25% in the definition of Alberto-Culver Acquisition Proposal shall be deemed to be references to 50%. For the avoidance of doubt, a tax-free distribution of shares of Sally Common Stock or other equity interest of any other Person controlled by Alberto-Culver or any of its Affiliates that owns and/or operates the Sally Business, which distribution is not part of a transaction or series of transactions by which a Person that is not an Affiliate of Alberto-Culver or any of its Subsidiaries acquires any capital stock or other equity interest in Sally or such other entity, shall not be deemed an Alberto-Culver Acquisition Proposal.

(c) If Investor shall terminate this Agreement pursuant to Section 8.1(e)(i) and shall not have delivered a Force the Alberto-Culver Vote Notice or pursuant to Section 8.1(e)(ii), Alberto-Culver shall pay Investor an amount equal to $60,000,000.

(d) If Investor shall terminate this Agreement pursuant to Section 8.1(e)(iii) or (iv), Alberto-Culver shall pay Investor an amount equal to $60,000,000.

(e) If Alberto-Culver shall terminate this Agreement pursuant to Section 8.1(h), Alberto-Culver shall promptly, but in no event later than the date of such termination, pay Investor an amount equal to $60,000,000 by wire transfer of immediately available funds.

(f) In the event that (i) (A) the conditions precedent set forth in Sections 7.1 (other than in respect of the failure to have received the Surplus and Solvency Opinion contemplated by Section 6.18(c) if such failure relates solely to one or more of the effects, changes, circumstances or developments described in clause (A) through clause (I) of the definition of Material Adverse Effect) and 7.2 are satisfied or waived (other than those conditions that by their nature cannot be satisfied until Closing and/or cannot be satisfied because of a Debt Receipt Failure) and (B) the proceeds of the Debt Financing or any alternative debt financing meeting the requirements of Section 6.14(b) have not been obtained (a “Debt Receipt Failure”), and (ii) this Agreement is terminated by Alberto-Culver pursuant to Section 8.1(f)(i) or by either Alberto-Culver or Investor pursuant to Section 8.1(b), Investor shall pay to Alberto-Culver an amount equal to $60,000,000.

(g) If this Agreement is terminated by Alberto-Culver pursuant to Section 8.1(f)(i) on the basis of an intentional breach by Investor, Investor shall pay to Alberto-Culver an amount equal to $60,000,000.

(h) If this Agreement is terminated by Investor pursuant to Section 8.1(g) on the basis of an intentional breach by Alberto-Culver, Alberto-Culver shall pay to Investor an amount equal to $60,000,000.

(i) The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement; accordingly, (i) if Investor fails promptly to pay any amount due pursuant to this Section 8.2, and, in order to obtain such payment, Alberto-Culver commences a suit which results in a judgment against Investor for payment of the fee set forth in this Section 8.2, Investor shall pay to Alberto-Culver its reasonable attorneys’ fees and expenses in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made and (ii) if Alberto-Culver fails promptly to pay any amount due pursuant to this Section 8.2, and, in order to obtain such payment, Investor commences a suit which results in a judgment against Alberto-Culver for the fee set forth in this Section 8.2, Alberto-Culver shall pay to Investor its reasonable attorneys’ fees and expenses in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made. Interest under this Section 8.2(i) shall be paid at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(j) The Parties hereby agree that the amounts payable by Investor pursuant to Section 8.2 or by the Equity Fund pursuant to the Limited Guarantee shall be the sole and exclusive remedy of Alberto-Culver, Merger Sub, Sally or New Sally against Investor, the Equity Fund or any of their respective stockholders, partners, members, directors, officers, employees or agents for any losses or damages suffered by Alberto-Culver, Merger Sub, Sally or New Sally as a result of the failure of the Transactions to be consummated, and upon payment of the amounts payable by Investor pursuant to this Section 8.2 or by the Equity Fund pursuant to the Limited Guarantee, none of Investor, the Equity Fund or any of their respective stockholders, partners, members, directors, officers, employees or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. The Parties hereby agree that the amounts payable by Alberto-Culver pursuant to this Section 8.2 shall be the sole and exclusive remedy of Investor, the Equity Fund or any of their respective stockholders, partners, members, directors, officers, employees or agents against Alberto-Culver, its Subsidiaries and its and their respective stockholders, partners, members, directors, officers or agents for any losses or damages suffered by Investor, the Equity Fund, any of their Affiliates or any of their respective stockholders, partners, members, directors, officers, employees or agents as a result of the failure of the Transactions to be consummated, and upon payment of the amounts payable by Alberto-Culver pursuant to this Section 8.2, none of Alberto-Culver, its Subsidiaries or any of its or their respective stockholders, partners, members, directors, officers, employees or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(k) For purposes of this Section 8.2, each of the parties hereto acknowledges that this Agreement may only be deemed to be terminated by a party hereto pursuant to a single subsection of Section 8.1.

(l) Other than a payment required under Section 8.2(b) or Section 8.2(e), all payments pursuant to this Article VIII shall be made by the applicable Party as promptly as reasonably practicable (and, in any event, within three Business Days) following the date of termination of this Agreement pursuant to this Article VIII by wire transfer of immediately available funds.

Section 8.3 Amendment. Subject to Applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement and the Transactions by the stockholders of Alberto-Culver, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.4 Extension; Waiver. Subject to Applicable Law, at any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of other parties contained herein or in any document delivered pursuant hereto. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. This Article IX and the agreements of Alberto-Culver, New Sally, Sally and Investor, contained in Section 3.6 (Exchange of Shares), Section 3.8 (Post Transaction Matters), Section 6.4(a) (last sentence) (Reasonable Best Efforts), Section 6.6 (Fees and Expenses), Section 6.10(b)(y) and Section 6.10(d) (last sentence) (Private Letter Ruling; Tax-Free Reorganization Treatment; Pre-Distribution Tax Returns; Dividend Withholding), Section 6.12 (Employee Benefits Matters) and Section 6.13 (Non-Competition; Non-Solicitation) shall survive the Closing Date. All other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing Date.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) upon confirmation of receipt if delivered by telecopy or telefacsimile, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the date received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Alberto-Culver or Merger Sub or, prior to the Closing Date, to Sally or New Sally to:

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, Illinois 60160

Fax: (708) 450-2511

Attention: Chief Executive Officer

Senior Vice President and General Counsel (with a separate

notice to each such person)

with a copy to:

Sidley Austin LLP

One S. Dearborn Street

Chicago, Illinois 60603

Fax: (312) 853-7036

Attention: Frederick C. Lowinger, Esq.

David J. Zampa, Esq.

(b) if to Investor, or on or after the Closing Date, to Sally or New Sally, to:

CDRS Acquisition LLC

c/o Clayton, Dubilier & Rice Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, DE 19803

Fax: (302) 427-7398

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Attention: Paul S. Bird, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 9.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

Section 9.5 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, the Confidentiality Agreement, the Transaction Agreements and the exhibits and schedules hereto and thereto and the other agreements and instruments of the parties delivered in connection herewith and therewith constitute the entire agreement and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, if the Closing occurs, Sections 6.13(b) and (c) supersede the corresponding provisions in the Confidentiality Agreement.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except to the extent provided in Section 8.2(j).

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

Section 9.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties.

Section 9.8 Assignment. This Agreement shall not be assignable by operation of law or otherwise and any purported assignment in violation of this Agreement is null and void, provided, that any of the Sally Parties may assign this Agreement and all of its rights hereunder to its lenders and debt providers for collateral security purposes, and provided, further, that Investor may assign all or a portion of its rights hereunder to CD&R Parallel Fund VII, L.P. a Cayman Islands exempted limited partnership (“CD&R Parallel”) provided that, notwithstanding any such assignment, (i) Investor shall remain liable to perform all of its obligations hereunder and (ii) CD&R Parallel shall execute and deliver to each of the other parties hereto an agreement, in form and substance reasonably satisfactory to Alberto-Culver, agreeing to be bound by the terms of this Agreement and making representations with respect to itself set forth in Section 4.1(g), (h) and (i).

Section 9.9 Submission to Jurisdiction; Waivers. (a) Each of Investor, Alberto-Culver, Sally and New Sally irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of Investor, Alberto-Culver, Merger Sub, Sally and New Sally hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts.

(b) Each of Investor, Alberto-Culver, Merger Sub, Sally and New Sally hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Laws, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY FURTHER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.11 Disclosure Schedule. The mere inclusion of an item in the relevant Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to Alberto-Culver, Merger Sub, Sally or any Subsidiary of the foregoing, as applicable.

Section 9.12 Mutual Drafting. This Agreement shall be deemed to be the joint work product of Investor, Alberto-Culver, Merger Sub, Sally and New Sally and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ALBERTO-CULVER COMPANY

By:	/S/ GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE COMPANY

By:	/S/ GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	President

SALLY HOLDINGS, INC.

By:	/S/ GARY WINTERHALTER
Name:	Gary Winterhalter
Title:	President

NEW SALLY HOLDINGS, INC.

By:	/S/ GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	President

CDRS ACQUISITION LLC

By:	/S/ RICHARD J. SCHNALL
Name:	Richard J. Schnall
Title:	President

Exhibit 2.4 to

Investment Agreement

Investor Share Number Calculation

For purposes of the Parties’ determination pursuant to Section 2.4, the “Investor Share Number” shall equal the lesser of (i) the “Investor Primary Cap” and (ii) the “Investor Fully-Diluted Cap” and shall be calculated using the spread sheet formula included as part of this Exhibit 2.4. The variables used in the formula shall be determined and defined in the following order and manner, it being understood that the formula is iterative:

First, the Parties shall determine the “Alberto-Culver Pre-Distribution Stock Price”, which shall mean the average of the closing price per share of Alberto-Culver Common Stock over the three trading days ending on the third trading day before (i) the Distributions Time or (ii) if earlier, the date on which Alberto-Culver Common Stock begins to trade “ex-distribution.”

Second, the Parties shall determine, as of the third trading day before (i) the Distributions Time or (ii) if earlier, the date on which Alberto-Culver Common Stock begins to trade “ex-distribution,” (i) the “Unvested Restricted Shares”, which shall mean the total number of “restricted shares” of Alberto-Culver Common Stock that are not treated as outstanding for federal income tax purposes (i.e., such shares are subject to a substantial risk of forfeiture” and not “transferable” within the meaning of section 83(a) of the Code and an effective election was not made under section 83(b) of the Code with respect to such shares), and (ii) the “Pre-Closing Company Shares”, which shall mean the total number of shares of Alberto-Culver Common Stock then issued and outstanding, excluding any Unvested Restricted Shares.

Third, the Parties shall calculate the “Investor Primary Cap”, which shall equal the Pre-Closing Company Shares multiplied by a fraction (i) the numerator of which is 48% and (ii) the denominator of which is 52%.

Fourth, the Parties shall calculate the “New Sally Adjusted Option Aggregate Intrinsic Value”, which shall equal the sum of the following amounts determined with respect to each Alberto-Culver Stock Option that will be exchanged for a New Sally Substitute Option: (i) the excess (if any) of the Alberto-Culver Pre-Distribution Stock Price over the exercise price per share of Alberto-Culver Common Stock subject to such Alberto-Culver Stock Option, multiplied by (ii) the number of shares of Alberto-Culver Common Stock subject to such Alberto-Culver Stock Option.

Fifth, the Parties shall determine the “Total Deemed Sally Rollover Options”, which shall mean (i) the New Sally Adjusted Option Aggregate Intrinsic Value divided by (ii) the Final Implied Company Share Price minus $2.00.

Sixth, the Parties shall determine the “Investor Fully-Diluted Cap”, which shall mean (i) (x) the sum of (A) the Pre-Closing Company Shares, (B) the Total Deemed Sally Rollover Options and (C) the Unvested Restricted Shares divided by (y) 52.5%, minus (ii) the sum of (x) the Pre-Closing Company Shares, (y) the Total Deemed Sally Rollover Options and (z) the Unvested Restricted Shares.

Seventh, in this step, for purposes of the formula, the Investor Share Number can be determined as being the lesser of the Investor Primary Cap and the Investor Fully-Diluted Cap.

Eighth, the Parties shall calculate the “Deemed Implied Aggregate Exercise Price”, which shall mean $2.00 (representing the exercise price) multiplied by the Total Deemed Sally Rollover Options.

Ninth, the Parties shall calculate the “Deemed Tax Benefit Amount”, which means 37% of the New Sally Adjusted Option Aggregate Intrinsic Value.

Tenth, the Parties shall calculate the “Implied Fully-Diluted Shares”, which shall mean the sum of (i) the Pre-Closing Company Shares, (ii) the Total Deemed Sally Rollover Options, (iii) the Unvested Restricted Shares and (iv) the Investor Share Number.

Eleventh, the Parties shall calculate the “Initial Implied Company Share Price”, which shall mean (i) the sum of (x) $1,210,526,316 (computed as $575 million divided by 47.5%), (y) the Deemed Implied Aggregate Exercise Price and (z) the Deemed Tax Benefit Amount), divided by (ii) the Implied Fully Diluted Shares.

Twelfth, the Parties shall calculate the “Investor Deficit”, which means the excess, if any, of (i) $575,000,000 over (ii) the product of the Initial Implied Company Share Price and the Investor Share Number.

Thirteenth, the Parties shall calculate the “True-Up Amount”, which shall equal the Investor Deficit divided by a fraction (i) the numerator of which is the Investor Share Number and (ii) the denominator of which the Implied Fully Diluted Shares. The True-Up Amount, if any, shall be paid in accordance with Section 2.04(c) of the Separation Agreement.

Fourteenth, the Parties shall calculate the “Final Implied Company Share Price”, which shall mean (i) the Initial Implied Company Share Price, plus (ii) (x) the True-Up Amount divided by (y) the Implied Fully Diluted Shares.

Alberto-Culver shall take all actions reasonably necessary to ensure that no Unvested Restricted Shares vest and that no shares of Alberto-Culver Common Stock are issued pursuant to the exercise of Alberto-Culver Stock Options during the period from the third trading day prior to the Distributions Time through the Distributions Time, it being understood that if any such shares do vest or are issued or if any such options are exercised appropriate adjustments will be made to the above formula and calculations.

See spreadsheet illustrative of the formula attached hereto.

Exhibit 2.4 Calculation	Examples at Various Alberto-Culver Stock Prices
Alberto-Culver Pre-Distribution Stock Price	$48.00	$50.00	$52.00	$54.00
Pre-Closing Company Shares	92.665	92.665	92.665	92.665
Investor Primary Cap	85.5366	85.5366	85.5366	85.5366
New Sally Adjusted Option Aggregate Intrinsic Value	17.0781	20.3538	23.6295	26.9053
Total Deemed Sally Rollover Options	3.6148	4.3102	5.0039	5.6975
Investor Fully-Diluted Cap	87.3052	87.9343	88.5620	89.1896
Investor Share Number	85.5366	85.5366	85.5366	85.5366
Deemed Implied Aggregate Exercise Price	$7.2	$8.6	$10.0	$11.4
Deemed Tax Benefit Amount	$6.3	$7.5	$8.7	$10.0
Implied Fully Diluted Shares	182.0318	182.7272	183.4209	184.1145
Initial Implied Company Share Price	$6.72	$6.71	$6.70	$6.69
Investor Deficit	$0.0	$0.8	$1.7	$2.7
True-Up Amount	$0.0	$1.7	$3.7	$5.8
Final Implied Company Share Price	$6.72	$6.72	$6.72	$6.72

Calculation Parameters
Pre-Closing Company Shares	92.880
Unvested Restricted Shares	0.216
Investor Primary Cap	48.0%
Implied Alberto Culver Primary Ownership	52.0%
Weighted Average Strike Price	$37.57
Sally Options Outstanding	1.6379
New Sally Strike Price	$2.00
Investor Fully-Diluted Cap	47.5%
Implied Alberto Culver Fully-Diluted Ownership	52.5%
Tax Rate	37.0%
New Sally Equity Value b/f Option Proceeds, Tax Benefit & True-Up	$1,210.5
CD&R Equity Invested	$575.0

Annex B

SEPARATION AGREEMENT

among

NEW SALLY HOLDINGS, INC.,

SALLY HOLDINGS, INC.,

NEW ARISTOTLE HOLDINGS, INC.

and

ALBERTO-CULVER COMPANY

Dated as of

June 19, 2006

B-i

B-ii

SCHEDULES

Schedule 1.01(a)	Alberto-Culver Financial Instruments
Schedule 1.01(b)	Continuing Agreements
Schedule 1.01(c)	Sally Financial Instruments
Schedule 2.01	Other Transactions
Schedule 2.04(c)	Cash
Schedule 5.01(e)	Insurance Premiums

B-iii

SEPARATION AGREEMENT

This SEPARATION AGREEMENT (this “Agreement”), dated as of June 19, 2006, is among New Sally Holdings, Inc., a Delaware corporation (“New Sally”), Sally Holdings, Inc., a Delaware corporation (“Sally”) (New Sally and Sally, collectively, the “Sally Parties”), Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), and New Aristotle Holdings, Inc., a Delaware corporation (“New Alberto-Culver”) (Alberto-Culver and New Alberto-Culver, collectively, the “Alberto-Culver Parties”).

W I T N E S S E T H

WHEREAS, the Sally Parties, Alberto-Culver and New Aristotle Company, a Delaware corporation, have entered into an Investment Agreement, dated as the date hereof (the “Investment Agreement”) with CDRS Acquisition LLC, a Delaware limited liability company (“Investor”) pursuant to which Investor will purchase shares of New Sally common stock for $575 million (the “Equity Investment”);

WHEREAS, in connection with the transactions contemplated by the Investment Agreement, one or more of the members of the Sally Group will incur $1.85 billion of indebtedness (the “Debt Financing”);

WHEREAS, the Board of Directors of Alberto-Culver has determined it is in the best interests of Alberto-Culver and its stockholders to effect the transactions contemplated by this Agreement and the Investment Agreement;

WHEREAS, subject to the terms and conditions of this Agreement, New Sally shall distribute to the holders of shares of New Sally common stock (“New Sally Common Stock”), other than the shares held in the treasury of New Sally, on a pro rata basis as provided for herein, (a) all of the issued and outstanding shares of New Alberto-Culver common stock (“New Alberto-Culver Common Stock”) (the “Share Distribution”) and (b) a cash dividend of $25 per share (the “Cash Distribution”) (the Share Distribution and the Cash Distribution collectively referred to herein as the “Distributions”); and

WHEREAS, the parties to this Agreement intend that the Alberto-Culver Merger (as hereinafter defined) and the Alberto-Culver Conversion (as hereinafter defined) together qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code; the New Alberto-Culver Contribution (as hereinafter defined) followed by the Share Distribution qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code; and the Share Distribution qualifies under Section 355 of the Code as a tax-free distribution.

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Actual Closing Cash Amount” has the meaning set forth in Section 2.04(c).

“Actual Required Retained Cash Amount” has the meaning set forth in Section 2.04(c).

“Adjustment Amount” has the meaning set forth in Section 2.04(c).

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and, with respect to the Sally Parties, following the Distributions Time, includes the Investor and any Affiliates of the Investor; provided, however, that for purposes of the Transaction Agreements, following the Distributions Time, no member of either Group shall be deemed to be an Affiliate of any member of the other Group. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Alberto-Culver” has the meaning set forth in the first paragraph of this Agreement.

“Alberto-Culver Business” means (a) the businesses engaged in immediately prior to the Distributions Time by the Alberto-Culver Group; (b) Former Businesses of the Alberto-Culver Group; and (c) activities related primarily to or in furtherance of the foregoing.

“Alberto-Culver Conversion” has the meaning set forth in the Investment Agreement.

“Alberto-Culver Financial Instruments” means (i) all credit facilities, guaranties, foreign currency forward exchange contracts, letters of credit and similar instruments primarily related to the Alberto-Culver Business under which any member of the Sally Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.01(a) and (ii) the Debentures.

“Alberto-Culver Group” means New Alberto-Culver, Alberto-Culver and the Alberto-Culver Subsidiaries.

“Alberto-Culver Group Assets” has the meaning set forth in Section 5.03(a).

“Alberto-Culver Indemnified Parties” means each member of the Alberto-Culver Group and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Alberto-Culver Liabilities” means (a) all Liabilities of any member of the Alberto-Culver Group under, or for which any member of the Alberto-Culver Group is expressly made responsible pursuant to, any Transaction Agreement or the Investment Agreement to which it is or becomes a party, including the breach by any member of the Alberto-Culver Group of any agreement or covenant contained therein that does not by its express terms expire at or prior to the Distributions Time; (b) all Liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the Alberto-Culver Business; (c) all Liabilities of any member of the Alberto-Culver Group or the Sally Group with respect to indebtedness for borrowed money (other than, in the case of the Sally Group, letters of credit and capital leases, in each case entered into in the ordinary course of business consistent with past practice) outstanding immediately prior to the Distribution Time, including any such indebtedness under the Debentures and Alberto-Culver’s revolving credit facility, but excluding any indebtedness with respect to the Debt Financing; and (d) all Liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the Alberto-Culver Business, in the case of each of clauses (a) through (d), regardless of whether such Liability existed prior to, at or after the Distributions Time.

“Alberto-Culver Merger” has the meaning set forth in the Investment Agreement.

“Alberto-Culver Parties” has the meaning set forth in the first paragraph of this Agreement.

“Alberto-Culver Sell-off Period” has the meaning set forth in Section 5.02(d).

“Alberto-Culver Subsidiaries” means each direct and indirect Subsidiary of Alberto-Culver and/or New Alberto-Culver other than members of the Sally Group.

“Alberto-Culver Trademarks” has the meaning set forth in Section 5.02(c).

“Ancillary Agreements” means, collectively, the Employee Matters Agreement, the Tax Allocation Agreement and the other agreements, if any, entered into or to be entered into between or among any of the Alberto-Culver Parties and any of the Sally Parties in connection with the Distributions (other than the Investment Agreement).

“Benefiting Person” has the meaning set forth in Section 5.04.

“Captive Policy” means any Policy issued by Armitage International Insurance Company, Ltd., a captive insurance company and wholly-owned subsidiary of Alberto-Culver.

“Cash” means the actual amount of cash and cash equivalents (including marketable securities and short term investments) on hand in all accounts owned by a member of the Sally Group with any financial institution.

“Cash Distribution” has the meaning set forth in the recitals to this Agreement.

“Claim Notice” has the meaning set forth in Section 4.04.

“Claims Administration” means the processing of claims made under Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

“Claims Made Policies” has the meaning set forth in Section 5.01(b).

“Code” means the Internal Revenue Code of 1986, as amended, or any successor legislation.

“Data and Records” means financial, accounting, corporate, operating, design, manufacturing, test and other data and records (in each case, in whatever form or medium, including electronic media), including books, records, notes, sales and sales promotional material and data, advertising materials, credit information, cost and pricing information, customer, supplier and agent lists, other records pertaining to customers, business plans, reference catalogs, payroll and personnel records and procedures, research and development files, sales order files, litigation files, minute books, stock ledgers, stock transfer records and other similar data and records.

“Debentures” means Alberto-Culver’s 6.375% Debentures due June 15, 2028.

“Debt Financing” has the meaning set forth in the recitals to this Agreement.

“Distributions” has the meaning set forth in the recitals to this Agreement.

“Distributions Agent” means the Exchange Agent.

“Distributions Agent Agreement” has the meaning set forth in Section 3.02.

“Distribution Cash” means the aggregate dollar amount of the Cash Distribution.

“Distributions Date” means the date determined by the New Sally Board in accordance with Section 3.01 as the date as of which the Distributions will be effective. The Distributions Date will be the New Sally Record Date.

“Distribution Shares” means the aggregate number of shares of New Alberto-Culver Common Stock constituting the Share Distribution.

“Distributions Time” means the time on the Distributions Date at which the Distributions are effective as determined by the New Sally Board (the Cash Distribution followed by the Share Distribution).

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among the Sally Parties and the Alberto-Culver Parties.

“Equity Investment” has the meaning set forth in the recitals to this Agreement.

“Estimated Required Retained Cash Amount” has the meaning set forth in Section 2.04(c).

“Former Business” means any corporation, partnership, entity, division, business unit or business within the definition of Rule 11-01(d) of Regulation S-X (in each case, including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Group” means the Sally Group or the Alberto-Culver Group, as applicable.

“Indemnifiable Losses” means any and all losses, Liabilities, claims, damages, deficiencies, obligations, fines, payments, Taxes, Liens, costs and expenses, in each case, matured or unmatured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, whenever arising and whether or not resulting from Third Party Claims (including the costs and expenses of any and all Actions; all amounts paid in connection with any demands, assessments, judgments, settlements and compromises relating thereto; interest and penalties with respect thereto; reasonable out-of-pocket expenses and reasonable attorneys’, accountants’ and other experts’ fees and expenses reasonably incurred in investigating, preparing for or defending against any such Actions or in asserting, preserving or enforcing an Indemnified Party’s rights hereunder; and any losses that may result from the granting of injunctive relief as a result of any such Actions).

“Indemnified Party” has the meaning set forth in Section 4.04.

“Indemnitor” has the meaning set forth in Section 4.04.

“Information” means all records, books, contracts, instruments, computer data and other data and information (in each case, in whatever form or medium, including electronic media).

“Investment Agreement” has the meaning set forth in the recitals to this Agreement.

“Investor” has the meaning set forth in the recitals to this Agreement.

“Liabilities” means any and all claims, debts, liabilities, guarantees, commitments and obligations of whatever nature, in each case, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise) and whether or not the same would be required by generally accepted accounting principles to be reflected as a liability in financial statements or disclosed in the notes thereto, including all costs and expenses relating thereto.

“New Alberto-Culver” has the meaning set forth in the first paragraph to this Agreement.

“New Alberto-Culver Common Stock” has the meaning set forth in the recitals to this Agreement.

“New Alberto-Culver Contribution” has the meaning set forth in the Investment Agreement.

“New Sally” has the meaning set forth in the first paragraph of this Agreement.

“New Sally Board” means the Board of Directors of New Sally or a duly authorized committee thereof.

“New Sally Common Stock” has the meaning set forth in the recitals to this Agreement.

“New Sally Record Date” means the date set by the New Sally Board to determine holders of record of New Sally Common Stock entitled to receive the Distributions. The New Sally Record Date will be the close of business on the Closing Date.

“Occurrence Basis Policies” has the meaning set forth in Section 5.01(b).

“Policies” means all insurance policies, insurance contracts and claim administration contracts of any kind of any member of the Alberto-Culver Group and their predecessors which were or are in effect at any time at or prior to the Distributions Time (other than insurance policies, insurance contracts and claim administration contracts established in contemplation of the Distributions to cover only the members of the Sally Group after the Distributions Time), including primary, excess and umbrella, commercial general liability, fiduciary liability, product liability, automobile, aircraft, property and casualty, business interruption, directors and officers liability, employment practices liability, workers’ compensation, crime, errors and omissions, special accident, cargo and employee dishonesty insurance policies and captive insurance company arrangements, together with all rights, benefits and privileges thereunder.

“Privileged Information” means, with respect to either Group, Information regarding a member of such Group, or any of its operations, employees, assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privilege or that a Group is required to keep confidential pursuant to the terms of a Contract with a third Person.

“Related Party Agreements” means any Contract between any member of the Alberto-Culver Group, on the one hand, and any member of the Sally Group, on the other hand, other than the Investment Agreement and the Transaction Agreements, any Contract contemplated thereby to be entered into by any member of the Sally Group, on the one hand, and any member of the Alberto-Culver Group, on the other hand, any Trade Payables, the Transaction Payables and any Contracts set forth on Schedule 1.01(b).

“Representative” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

“Required Consent” has the meaning set forth in Section 5.04.

“Required Retained Cash Amount” has the meaning set forth in Section 2.04(c).

“Sally” has the meaning set forth in the first paragraph of the Agreement.

“Sally Business” means (a) the businesses engaged in immediately prior to the Distributions Time by the Sally Group and that constitute Alberto-Culver’s Sally Beauty Supply and Beauty Systems Group divisions for segment reporting purposes as listed in the latest Annual Report on Form 10-K of Alberto-Culver included in the Alberto-Culver Filed SEC Reports; (b) Former Businesses of the Sally Group; and (c) activities primarily related to or in furtherance of the foregoing, other than activities of the type described in Section 5.03(c).

“Sally Distribution Time” means the time at which the distribution by Alberto-Culver of the common stock, no par value per share, of Sally to New Sally is consummated as determined by the Alberto-Culver Board.

“Sally Financial Instruments” means all credit facilities, guaranties, foreign currency forward exchange contracts, letters of credit and similar instruments primarily related to the Sally Business under which any member of the Alberto-Culver Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.01(c).

“Sally Group” means New Sally, Sally and the Sally Subsidiaries.

“Sally Group Assets” has the meaning set forth in Section 5.03(b).

“Sally Indemnified Parties” means each member of the Sally Group and each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.

“Sally Liabilities” means (a) all Liabilities of any member of the Sally Group under, or for which any member of the Sally Group is expressly made responsible pursuant to, any Transaction Agreement or the Investment Agreement to which it is or becomes a party, including the breach by any member of the Sally Group of any agreement or covenant contained therein that does not by its express terms expire at or prior to the Distributions Time; (b) all Liabilities of any member of the Sally Group to the extent based upon, arising out of or resulting from the Sally Business; and (c) all Liabilities of any member of the Alberto-Culver Group to the extent based upon, arising out of or resulting from the Sally Business, in the case of each of clauses (a) through (c), regardless of whether such Liability existed prior to, at or after the Distributions Time.

“Sally Parties” has the meaning set forth in the first paragraph of this Agreement.

“Sally Sell-off Period” has the meaning set forth in Section 5.02(c).

“Sally Subsidiaries” means each direct and indirect Subsidiary of Sally and/or New Sally other than a member of the Alberto-Culver Group.

“Sally Trademarks” has the meaning set forth in Section 5.02(d).

“Share Distribution” has the meaning set forth in the recitals to this Agreement.

“Shared Policies” means all Policies that include any member of the Sally Group and/or any or all of the Sally Business within the definition of the named insured; provided that “Shared Policies” does not include the Captive Policies.

“Subsidiary” has the meaning set forth in the Investment Agreement.

“Tax” and “Taxes” has the meaning set forth in the Investment Agreement.

“Tax Allocation Agreement” means the Tax Allocation Agreement, dated as of the date hereof, among the Sally Parties and the Alberto-Culver Parties.

“Third Party Claim” has the meaning set forth in Section 4.06(a).

“Trade Payables” means all payables of any member of the Sally Group incurred in the ordinary course of business consistent with past practice for purchases of goods or services from any member of the Alberto-Culver Group.

“Transaction Agreements” means, collectively, this Agreement and each Ancillary Agreement.

“Transaction Payables” means all expenses to be paid by the Sally Parties pursuant to Section 8.05.

“Transferring Person” has the meaning set forth in Section 5.04.

(b) Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Investment Agreement.

ARTICLE II

ACTIONS PRIOR TO THE DISTRIBUTIONS

Section 2.01 Other Transactions. Prior to the Distributions Time, the Sally Parties and the Alberto-Culver Parties shall, and shall cause their respective Subsidiaries to, consummate the transactions set forth in Sections 3.1(a), (b), (c) and (d) of the Investment Agreement, including the Alberto-Culver Merger, the Alberto-Culver Conversion, the Sally Distribution and the New Alberto-Culver Contribution, in the order set forth therein. Prior to the Distributions Time, the Sally Parties and the Alberto-Culver Parties may, and may cause their respective Subsidiaries to, consummate the transactions set forth on Schedule 2.01. For the avoidance of doubt, nothing in this Section 2.01 or Schedule 2.01 shall be deemed to limit the ability of the Sally Parties, the Alberto-Culver Parties and their respective Subsidiaries to take the actions they are permitted to take under the Investment Agreement, including under Section 5.1 thereof.

Section 2.02 Capital Structure of New Alberto-Culver. After the transactions described Sections 3.1(a), (b), (c) and (d) of the Investment Agreement and on Schedule 2.01 of this Agreement are effected and prior to the Distributions Time, if necessary, the Sally Parties and the Alberto-Culver Parties shall cause (a) the number of authorized shares of New Alberto-Culver Common Stock to equal or exceed the number of shares of New Sally Common Stock issued (including treasury shares held by New Sally) as of the New Sally Record Date and (b) the number of shares of New Alberto-Culver Common Stock outstanding as of the New Sally Record Date to be increased to equal the number of shares of New Sally Common Stock issued (including treasury shares held by New Sally) as of the New Sally Record Date.

Section 2.03 Financial Instruments.

(a) The Alberto-Culver Parties will use their reasonable best efforts to take or cause to be taken all actions, and enter into (or cause their Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Distributions Time, (i) the removal of members of the Sally Group from all Alberto-Culver Financial Instruments and (ii) the members of the Sally Group to be fully and unconditionally released from all Liabilities in respect of the Alberto-Culver Financial Instruments. It is understood and agreed that all Liabilities in respect of the Alberto-Culver Financial Instruments are Alberto-Culver Liabilities and the Alberto-Culver Parties shall indemnify the members of the Sally Group from any Liabilities suffered thereby arising out of, resulting from or relating to the Alberto-Culver Financial Instruments. Without limiting the foregoing, after the Distributions Time, the Alberto-Culver Parties will not, and will not permit any member of the Alberto-Culver Group to, renew, extend, modify, amend or supplement any Alberto-Culver Financial Instrument in any manner that would increase, extend or give rise to any Liability of a member of the Sally Group under such Alberto-Culver Financial Instrument.

(b) The Sally Parties will use their reasonable best efforts to take or cause to be taken all actions, and enter into (or cause their Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to cause, as of the Distributions Time, (i) the removal of members of the Alberto-Culver Group from all Sally Financial Instruments and (ii) the members of the Alberto-Culver Group to be fully and unconditionally released from all Liabilities in respect of the Sally Financial Instruments. It is understood and agreed that all Liabilities in respect of the Sally Financial Instruments are Sally Liabilities and the Sally Parties shall indemnify the members of the Alberto-Culver Group from any Liabilities suffered thereby arising out of, resulting from or relating to the Sally Financial Instruments. Without limiting the foregoing, after the Distributions Time, the Sally Parties will not, and will not permit any member of the Sally Group to, renew, extend, modify, amend or supplement any Sally Financial Instrument in any manner that would increase, extend or give rise to any Liability of a member of the Alberto-Culver Group under such Sally Financial Instrument.

(c) The parties’ obligations under this Section 2.03 will continue to be applicable to all Alberto-Culver Financial Instruments and Sally Financial Instruments identified at any time by the Sally Parties or the Alberto-Culver Parties, whether before, at or after the Distributions Time.

Section 2.04 Related Party Agreements; Intercompany Accounts; Cash.

(a) Immediately prior to the Distributions Time, all Related Party Agreements shall automatically terminate.

(b) Effective immediately prior to the Distributions Time, all intercompany receivables, payables and loans (other than any amounts owed under the Investment Agreement, the Trade Payables and the Transaction Payables) between the members of the Sally Group, on the one hand, and the members of the Alberto-Culver Group, on the other hand, shall, except as provided in Section 2.04(c), automatically be cancelled. All Trade Payables shall be promptly paid when due. All Transaction Payables shall be paid as provided in this Agreement and the Investment Agreement.

(c) The Sally Parties and the Alberto-Culver Parties agree that it is their intention that immediately after the Distributions Time, the Cash held by or on behalf of New Sally shall equal the sum of $52,700,000 plus the Adjustment Amount (such sum, the “Required Retained Cash Amount”). In furtherance of the foregoing:

(i) Five days prior to the Distributions Time, the Sally Parties and the Alberto-Culver Parties shall mutually determine in good faith an estimate of the Required Retained Cash Amount (the “Estimated Required Retained Cash Amount”). The parties shall cause the estimated Cash of New Sally on hand immediately after the Distributions Time to equal the Estimated Required Retained Cash Amount.

(ii) Within thirty days after the Distributions Time, New Sally shall determine in good faith and provide to Alberto-Culver a statement setting forth (A) the actual amount of Cash of New Sally on hand immediately after the Distributions Time (the “Actual Closing Cash Amount”) and (B) a revised estimate of the Required Retained Cash Amount (the “Actual Required Retained Cash Amount”) and each component thereof required to be taken into account in applying Section 2.06(a) of the Tax Allocation Agreement, including an estimate of the Alberto-Culver Taxes (as defined in the Tax Allocation Agreement). Promptly following (x) Alberto Culver’s acceptance of such statement, (y) the agreement of New Sally and Alberto-Culver to a revised statement or (z) the resolution of any dispute concerning the statement pursuant to Section 2.04(c)(iv), either New Sally shall make a “true-up” payment to Alberto-Culver or Alberto-Culver shall make a “true-up” payment to New Sally in order to fulfill the parties’ agreement that the Cash held by New Sally immediately after the Distributions Time equal the Actual Required Retained Cash Amount, in either case within 5 Business Days of the delivery of such statement, together with interest on such amount from the Distributions Time to the date of payment at a rate equal to the prime rate of Citibank, N.A. in effect at the Distributions Time. The parties acknowledge and agree that Section 2.06 of the Tax Allocation Agreement will be applied based on the Actual Required Retained Cash Amount (and the components thereof) as determined in accordance with this Section 2.04(c)(ii).

(iii) For purposes of this Section 2.04(c), “Adjustment Amount” shall mean (A) the Estimated Pre-Closing Income Taxes (as defined in the Tax Allocation Agreement), plus (B) the True-Up Amount (as defined in the Investment Agreement), plus (C) any unpaid liability as of the Distributions Date for payments to be made by any member of the Sally Group pursuant to the terms of the contracts listed on Schedule 2.04(c)(iii), minus (D) 50% of the Valuation Firm Fee (as defined in the Investment Agreement).

(iv) In the event of a dispute between New Sally and Alberto-Culver with respect to the amounts to be determined under this Section 2.04(c) that is not resolved by such parties within thirty days of Alberto-Culver’s receipt of the statement referred to in this Section 2.04(c), such dispute will be resolved in accordance with the procedures set forth in Article VI of the Tax Allocation Agreement.

(v) For purpose of this Section 2.04(c), any Cash of New Sally attributable to the payment of the Purchase Price or the Debt Financing shall be disregarded. To the extent the Cash transferred to the Alberto-Culver Parties pursuant to this Section 2.04(c), exceeds the amount of intercompany payables and loans (other than Trade Payables) owed by members of the Sally Group to members of the Alberto-Culver Group, the amount of such excess shall be deemed a dividend from the Sally Parties to the Alberto-Culver Parties and to the extent such Cash is less than the amount of intercompany payables and loans (other than Trade Payables) owed by members of the Sally Group to members of the Alberto-Culver Group, the amount of such deficit shall be deemed to be a capital contribution from the Alberto-Culver Parties to the Sally Parties.

(d) At all times after the date hereof and prior to the Distributions Time, the Sally Parties shall cause all members of the Sally Group to collect receivables, pay and discharge payables and other Liabilities and maintain inventory levels, in each case in the ordinary course of business consistent with past practice.

(e) Prior to the Distributions Time, the Alberto-Culver Parties will use their reasonable best efforts to cause each non-U.S. member of the Sally Group to have paid, and have satisfied any withholding obligations with respect to, all interest accrued on obligations owed to any other member of the Sally Group or any member of the Alberto-Culver Group. If the obligations in the preceding sentence are not satisfied as of the Distributions Time, the Actual Required Retained Cash Amount will be adjusted to the extent cash will be used to satisfy such withholding obligation. The Alberto-Culver Parties will, in the case of any non-U.S. member of the Sally Group, use their reasonable best efforts to cause (i) the actual amount of Cash (including marketable securities and short term investments) on hand in accounts owed by such non-U.S. member (plus the amount owed to such non-U.S. member by a U.S. member of the Sally Group) not to exceed (ii) the amount of cash reasonably needed to satisfy the needs of the business of such non-U.S. member (plus the amount owed by such non-U.S. member to a U.S. member of the Sally Group), in each case prior to the Distributions Time and to satisfy any withholding in connection with the foregoing in a manner expressed in the second sentence of this Section 2.04(e).

Section 2.05 Resignations; Transfer of Stock Held as Nominee.

(a) The Sally Parties will cause all of their employees and directors and all of the employees and directors of each other member of the Sally Group to resign, effective not later than immediately prior to the Distributions Time, from all boards of directors or similar governing bodies of any member of the Alberto-Culver Group on which they serve, and from all positions as officers of any member of the Alberto-Culver Group in which they serve. Except to the extent provided in the Investment Agreement and except as provided in the following sentence, the Alberto-Culver Parties will cause all of their employees and directors and all of the employees and directors of each other member of the Alberto-Culver Group to resign, effective not later than immediately prior to the Distributions Time, from all boards of directors or similar governing bodies of any member of the Sally Group on which they serve, and from all positions as officers of any member of the Sally Group in which they serve. The members of the New Sally Board of Directors shall resign effective as of the Distributions Time.

(b) The Sally Parties will cause each of their employees, and each of the employees of the other members of the Sally Group, who holds stock or similar evidence of ownership of any member of the Alberto-Culver Group as nominee for such entity pursuant to the laws of the jurisdiction in which such entity is located to transfer such stock or similar evidence of ownership to the Person so designated by the Alberto-Culver Parties to be such nominee as of and after the Distributions Time. The Alberto-Culver Parties will cause each of their employees, and each of the employees of the other members of the Alberto-Culver Group, who holds stock or similar evidence of ownership of any member of the Sally Group as nominee for such entity pursuant to the laws of the jurisdiction in which such entity is located to transfer such stock or similar evidence of ownership to the Person so designated by the Sally Parties to be such nominee as of and after the Distributions Time.

(c) Effective no later than immediately prior to the Distributions Time, the Sally Parties will cause each of their employees and each of the employees of the other members of the Sally Group to revoke or withdraw their express written authority, if any, to act on behalf of any member of the Alberto-Culver Group as an agent or representative therefor after the Distributions Time. Effective immediately prior to the Distributions Time, all authority of employees of the Sally Parties and employees of the other members of the Sally Group to act on behalf of any member of the Alberto-Culver Group shall automatically terminate. Effective no later than immediately prior to the Distributions Time, the Alberto-Culver Parties will cause each of their employees and each of the employees of the other members of the Alberto-Culver Group to revoke or withdraw their express written authority, if any, to act on behalf of any member of the Sally Group as an agent or representative therefor after the Distributions Time. Effective immediately prior to the Distributions Time, all authority of employees of the Alberto-Culver Parties and employees of the other members of the Alberto-Culver Group to act on behalf of any member of the Sally Group shall automatically terminate.

Section 2.06 Other Ancillary Agreements. Subject to the terms and conditions of this Agreement and the Investment Agreement, at or prior to the Distributions Time, each of the Sally Parties and the Alberto-Culver Parties shall execute and deliver to the other the Ancillary Agreements not previously executed and delivered.

ARTICLE III

THE DISTRIBUTIONS

Section 3.01 New Sally Record Date and Distributions Date. Subject to the terms and conditions of this Agreement, the New Sally Board, in accordance with Applicable Law, shall establish the New Sally Record Date and the Distributions Date and any appropriate procedures in connection with the Distributions.

Section 3.02 The Distributions Agent. Prior to the Distributions Time and subject to the terms and conditions of this Agreement, New Sally shall enter into an agreement with the Distributions Agent providing for, among other things, the transactions described in this Article III (the “Distributions Agent Agreement”).

Section 3.03 Delivery of Distribution Shares and Distribution Cash. Subject to the terms and conditions of this Agreement, at or prior to the Distributions Time, New Sally shall deliver to the Distributions Agent for the benefit of each record holder of New Sally Common Stock on the New Sally Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market), (a) the Distribution Shares (which shall represent all of the outstanding shares of New Alberto-Culver Common Stock) and (b) the Distribution Cash. New Sally shall cause the transfer agent for the shares of New Alberto-Culver Common Stock to instruct the Distributions Agent to hold in trust the appropriate number of such shares of New Alberto-Culver Common Stock for each holder of record of New Sally Common Stock as of the New Sally Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market), and the Distributions Agent shall hold in trust the Cash Distribution for such stockholders.

Section 3.04 The Distributions. Subject to the terms and conditions of this Agreement, New Sally shall instruct the Distributions Agent to effect the Distributions pursuant to the Distributions Agent Agreement to each holder of record of New Sally Common Stock on the New Sally Record Date (or, if applicable, any transferee of such holder that purchased such holder’s shares in the “regular way” market).

Section 3.05 Cooperation Prior to the Distributions. Prior to the Distributions, the Sally Parties and the Alberto-Culver Parties will use their reasonable best efforts to take all such action as may be necessary or appropriate under the securities or “blue sky” laws of the states or other political subdivisions of the United States and the securities laws of any applicable foreign countries or other political subdivisions thereof in connection with the transactions contemplated by this Agreement.

Section 3.06 Conditions to the Distributions. The obligation of New Sally to consummate the Distributions and the other transactions contemplated by this Agreement is subject to the satisfaction of the following conditions:

(a) all consents, approvals and authorizations of Governmental Entities required under Applicable Laws for the consummation of the Distributions shall have been obtained and shall be in full force and effect;

(b) no Applicable Laws shall have been adopted, promulgated or enforced by any Governmental Entity, and no Injunction shall be in effect, having the effect of making the Distributions or any material provision of this Agreement illegal or otherwise prohibiting consummation of the Distributions or the performance of any material provision of this Agreement;

(c) no proceeding initiated by any Governmental Entity seeking, and which is reasonably likely to result in the granting of, an Injunction having the effect of making the Distributions or any material provision of this Agreement illegal or otherwise prohibiting consummation of the Distributions or the performance of any material provision of this Agreement shall be pending;

(d) each condition to the Investment Agreement shall have been fulfilled or, to the extent permitted under Applicable Law, waived by the party for whose benefit such condition exists; and

(e) the closing of the Equity Investment and the Debt Financing shall have occurred.

Section 3.07 Waiver of Conditions. None of the conditions set forth in Section 3.06 shall be waived by the New Sally Board without the prior written consent of Alberto-Culver; provided, however, that unless the Investment Agreement has been terminated, none of the conditions set forth in Section 3.06(a), (b), (c) or (d) shall be waived unless New Sally receives the prior written consent of Investor, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE IV

MUTUAL RELEASE; INDEMNIFICATION

Section 4.01 Mutual Release.

(a) Effective as of the Distributions Time and except as provided in Section 4.01(b) or as otherwise expressly provided in the Transaction Agreements, each of the Sally Parties, on behalf of themselves and each of the other members of the Sally Group, on the one hand, and the Alberto-Culver Parties, on behalf of themselves and each of the other members of the Alberto-Culver Group, on the other hand, hereby releases and forever discharges the members of the other Group and their respective directors, officers and employees (in each case, in their respective capacities as such) and their respective heirs, executors, administrators, successors and assigns, of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had or ever will have, which arise out of, result from or relate to events, circumstances or actions taken by such other party occurring or failing to occur or any conditions existing at or prior to the Distributions Time.

(b) Nothing in Section 4.01(a) shall in any way effect or impair the rights of any Person under this Agreement, any other Transaction Agreement, the Investment Agreement or any Contract between any member of the Sally Group, on the one hand, and any member of the Alberto-Culver Group, on the other hand, that does not terminate as of the Distributions Date (including the right to enforce such agreement). In addition, nothing in Section 4.01(a) shall release or discharge any Person from:

(i) any Liabilities or obligations under or resulting from any Contract between any member of the Sally Group, on the one hand, and any member of the Alberto-Culver Group, on the other hand, that does not terminate as of the Distributions Date;

(ii) any Liability or obligation, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of a Group under, this Agreement or any other Transaction Agreement or the Investment Agreement;

(iii) any Liability arising from or relating to the sale, lease, manufacture, construction, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the ordinary course of business by a member of a Group from a member of the other Group prior to the Distributions Date or any related refund claims; or

(iv) any Liability the release of which would result in the release of any Person other than a member of the Sally Group or the Alberto-Culver Group or their respective directors, officers and employees; provided, however, that the parties agree not to and to cause the other members of their Group not to bring suit against any member of the other Group or any of their respective directors, officers and employees with respect to any such Liability.

(c) The Alberto-Culver Parties agree, for themselves and as agents for each other member of the Alberto-Culver Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against either of the Sally Parties or any other member of the Sally Group or any of their respective directors, officers and employees, with respect to any Liabilities released pursuant to this Section 4.01. The Sally Parties agree, for themselves and as agents for each other member of the Sally Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against either of the Alberto-Culver Parties or any other member of the Alberto-Culver Group or any of their respective directors, officers and employees, with respect to any Liabilities released pursuant to this Section 4.01.

(d) At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.01, provided that such member is a member of the applicable Group at the time of such request.

(e) Each of the Sally Parties on behalf of itself and the other members of the Sally Group hereby releases and forever discharges each member of any Board of Directors of any member of the Sally Group (in each case, in their respective capacities as such) of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had or ever will have, which arise out of or result from the declaration by any such Board of Directors of any of the distributions included in the Closing Transactions (as defined in the Investment Agreement).

Section 4.02 Indemnification by the Sally Parties. Subject to the provisions of this Article IV, from and after the Distributions Time, the Sally Parties shall, and shall cause each member of the Sally Group to, indemnify, defend and hold harmless the Alberto-Culver Indemnified Parties from and against, and pay or reimburse, as the case may be, the Alberto-Culver Indemnified Parties for, all Indemnifiable Losses, as incurred, suffered by any Alberto-Culver Indemnified Party based upon, arising out of or resulting from the following:

(a) the Sally Liabilities (including the failure by New Sally or any other member of the Sally Group to pay, perform or otherwise discharge the Sally Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Distributions Time;

(b) the enforcement by the Alberto-Culver Indemnified Parties of their rights to be indemnified, defended and held harmless under this Section 4.02; or

(c) the use by any member of the Sally Group of any Alberto-Culver Trademarks.

Section 4.03 Indemnification by the Alberto-Culver Parties. Subject to the provisions of this Article IV, from and after the Distributions Time, the Alberto-Culver Parties shall, and shall cause each member of the Alberto-Culver Group to, indemnify, defend and hold harmless the Sally Indemnified Parties from and against, and pay or reimburse, as the case may be, the Sally Indemnified Parties for, all Indemnifiable Losses, as incurred, suffered by any Sally Indemnified Party based upon, arising out of or resulting from the following:

(a) the Alberto-Culver Liabilities (including the failure by New Alberto-Culver or any other member of the Alberto-Culver Group to pay, perform or otherwise discharge the Alberto-Culver Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Distributions Time;

(b) the enforcement by the Sally Indemnified Parties of their rights to be indemnified, defended and held harmless under this Section 4.03; or

(c) the use by any member of the Alberto-Culver Group of any Sally Trademarks.

Section 4.04 Notice of Claims. Any Sally Indemnified Party or Alberto-Culver Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the Person obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, or a reasonable estimate thereof, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any pending or overtly threatened action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the threat has been communicated or the action or suit is commenced; provided, further, that, in each case, the failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

Section 4.05 Determination of Amount.

(a) In calculating any amount that any Indemnitor is required to pay an Indemnified Party in respect of Indemnifiable Losses provided under this Agreement, there shall be deducted any insurance recovery actually received by or on behalf of such Indemnified Party under any Policy. In determining the amount of any Indemnifiable Losses, such amount shall be (i) reduced to take into account any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment by the Indemnified Party of such Indemnifiable Losses and (ii) increased to take into account any net Tax cost incurred by the Indemnified Party as a result of the receipt or accrual of payments hereunder (grossed-up for such increase), in each case determined by treating the Indemnified Party as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from such Indemnifiable Losses (provided that if the Tax benefit or cost is realized in a Tax period following the period in which the indemnity payment is made, the Tax benefit or cost amount (as the case may be) shall be paid over when realized). It is the intention of the parties to this Agreement that indemnity payments made pursuant to this Agreement are to be treated as relating back to the Distributions as an adjustment to capital (i.e., capital contribution or distribution), and the parties shall not take any position inconsistent with such intention before any Tax authority, except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such payment not to be so treated.

(b) After the giving of any Claim Notice pursuant to Section 4.04, the amount of indemnification to which an Indemnified Party shall be entitled under this Article IV shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Indemnifiable Losses suffered by it.

Section 4.06 Third Person Claims.

(a) If a claim or demand is made against an Indemnified Party, or an Indemnified Party shall otherwise learn of an assertion, by any Person who is not a party to this Agreement (or an Affiliate thereof) as to which an Indemnitor is reasonably likely to be obligated to provide indemnification pursuant to this Agreement (a “Third Party Claim”), such Indemnified Party will notify the Indemnitor in writing, and in reasonable detail, of the Third Party Claim reasonably promptly after becoming aware of such Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party will deliver to the Indemnitor, promptly after the Indemnified Party’s receipt thereof, copies of all material notices and documents (including court papers) received or transmitted by or on behalf of the Indemnified Party relating to the Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnitor shall have been actually prejudiced as a result of such failure.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnitor will be entitled to participate in or to assume the defense thereof (in either case, at the expense of the Indemnitor) with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnified Party. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, that if in the Indemnified Party’s reasonable judgment a conflict of interest exists in respect of such claim, such Indemnified Party will have the right to employ separate counsel reasonably satisfactory to the Indemnitor to represent such Indemnified Party and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel for all Indemnified Parties similarly situated) shall be paid by such Indemnitor. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnified Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor will control such defense. If the Indemnitor assumes the defense of any Third Party Claim, the Indemnitor will promptly supply to the Indemnified Party copies of all material correspondence and documents relating to or in connection with such Third Party Claim and keep the Indemnified Party informed of all material developments relating to or in connection with such Third Party Claim. If the Indemnitor chooses to assume the defense of a Third Party Claim, the parties hereto will cooperate in the defense thereof (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnitor), which cooperation shall include the retention in accordance with this Agreement and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information that are reasonably relevant to such Third Party Claim, and making employees, officers, directors, and, to the extent practicable, agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) No Indemnitor will consent to any settlement, compromise or discharge (including the consent to entry of any judgment) of any Third Party Claim without the Indemnified Party’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned); provided, that if the Indemnitor assumes the defense of any Third Party Claim, the Indemnified Party will agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnitor may recommend and that by its terms obligates the Indemnitor to pay the full amount of Indemnifiable Losses in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnified Party and its Affiliates completely from all Liability in connection with such Third Party Claim; provided, however, that the Indemnified Party may refuse to agree to any such settlement, compromise or discharge that (i) provides for injunctive or other nonmonetary relief affecting the Indemnified Party or any of its Affiliates, (ii) includes the admission of guilt or responsibility of the Indemnified Party or any of its Affiliates or (iii) in the reasonable opinion of the Indemnified Party, would otherwise materially adversely affect the Indemnified Party or any of its Affiliates. Whether or not the Indemnitor shall have assumed the defense of a Third Party Claim, the Indemnified Party will not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent.

(d) In the event of payment in full by an Indemnitor to any Indemnified Party in connection with any Third Party Claim, such Indemnitor will be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. Such Indemnified Party will cooperate with such Indemnitor in a reasonable manner, and at the cost and expense of such Indemnitor, in prosecuting any subrogated right or claim.

Section 4.07 Exclusive Remedy. This Article IV shall be the exclusive remedy with respect to matters covered by this Article IV.

Section 4.08 Limitations. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL (INCLUDING LOSS OF REVENUES OR PROFITS), EXEMPLARY OR PUNITIVE DAMAGES ARISING UNDER ANY LEGAL OR EQUITABLE THEORY OR ARISING UNDER OR IN CONNECTION WITH THIS ARTICLE IV, ALL OF WHICH ARE HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER OR NOT ANY PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES PAID BY AN INDEMNIFIED PARTY TO A THIRD PERSON IN RESPECT OF A THIRD PARTY CLAIM SHALL NOT BE DEEMED TO BE SPECIAL, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES FOR PURPOSES OF THIS AGREEMENT.

Section 4.09 Survival of Indemnities. The obligations of each of the Sally Parties and the Alberto-Culver Parties under this Article IV will not terminate at any time and will survive the sale or other transfer by any member of a Group of any assets or businesses or the assignment by any member of a Group of any Liabilities.

Section 4.10 Exclusivity of Tax Allocation Agreement. Notwithstanding anything in this Agreement to the contrary, except for those tax matters specifically addressed herein, in the Investment Agreement or the Employee Matters Agreement, the Tax Allocation Agreement will be the exclusive agreement among the parties with respect to all Tax matters, including indemnification in respect of Tax matters.

ARTICLE V

CERTAIN OTHER MATTERS

Section 5.01 Insurance.

(a) Coverage. Subject to the provisions of this Section 5.01, coverage of the Sally Parties and their Subsidiaries under all Policies shall cease as of the Distributions Time. From and after the Distributions Time, the Sally Parties and their Subsidiaries will be responsible for obtaining and maintaining all insurance coverages in their own right. All Policies will be retained by the Alberto-Culver Parties and their Subsidiaries, together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto), except that the Sally Parties will have the rights in respect of Policies to the extent described in Section 5.01(b). Notwithstanding anything to the contrary in this Section 5.01, Alberto-Culver shall be responsible for all losses of any member of the Sally Group arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distributions Time, to the extent such losses are covered by a Captive Policy and regardless of when such claims are made.

(b) Rights Under Shared Policies. From and after the Distributions Time, (i) the Sally Parties will have the right to assert claims (and the Alberto-Culver Parties will use reasonable best efforts to assist the Sally Parties in asserting claims if so requested) for any loss, liability or damage with respect to the Sally Business under Shared Policies with third party insurers that are “occurrence basis” insurance policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distributions Time to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow; (ii) the Sally Parties will have the right to continue to prosecute claims with respect to the Sally Business properly asserted with the insurer prior to the Distributions Time (and the Alberto-Culver Parties will use reasonable best efforts to assist the Sally Parties in connection therewith if so requested) under Shared Policies with third party insurers that are insurance policies written on a “claims made” basis (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Distributions Time to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; (iii) (1) with respect to the Captive Policies, to the extent available to Alberto-Culver Group members, the Sally Parties shall have the right to obtain detailed loss information with respect to the Sally Business to the extent required to complete future renewal negotiations and actuarial reviews of the Sally Parties and (2) with respect Shared Policies, the members of the Alberto-Culver Group shall request that the underwriters or claims administrators under such policies provide the Sally Parties with detailed loss information with respect to the Sally Business to the extent required to complete future renewal negotiations and actuarial reviews of the Sally Parties, in the case of each of clause (1) and (2), at no cost to the Sally Parties; and (iv) to the extent that Alberto-Culver is able to keep members of the Sally Group as named insureds under Claims Made Policies at no expense or other cost (financial or otherwise) to any member of the Alberto-Culver Group or any of its Affiliates, which Alberto-Culver shall use its reasonable best efforts to do, and to the extent permitted by such Claims Made Policies, the Sally Parties may prosecute claims with respect to the Sally Business under such Claims Made Policies arising out of insured incidents occurring from the date of coverage thereunder first commenced until the Distributions Time to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow; provided, that in the case of both clauses (i) through (iv), (A) all of the Alberto-Culver Parties’ and each of the other members of the Alberto-Culver Groups reasonable costs and expenses incurred in connection with the foregoing are promptly paid by the Sally Parties, (B) other than the Captive Policies, the Alberto-Culver Parties and the other members of the Alberto-Culver Group may, at any time, without liability or obligation to the Sally Parties or any of their Subsidiaries (other than as set forth in Section 5.01(c)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), (C) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions or self-insurance provisions, (D) such claims will be subject to (and recovery thereon will be reduced by the amount of) any payment or reimbursement obligations of the Alberto-Culver Parties, any of their Subsidiaries or any Affiliate of the Alberto-Culver Parties or any their Subsidiaries in respect thereof and (E) such claims will be subject to exhaustion of existing sublimits and aggregate limits. The Alberto-Culver Parties’ obligation to use reasonable best efforts to assist the Sally Parties in asserting claims under applicable Shared Policies will include using reasonable best efforts in assisting the Sally Parties to establish their right to coverage under such Shared Policies (so long as all of the Alberto-Culver Parties’ reasonable out-of-pocket costs and expenses in connection therewith are promptly paid by the Sally Parties). None of the Alberto-Culver Parties or their Subsidiaries will bear any Liability for the failure of an insurer to pay any claim under any Shared Policy. It is understood that except to the extent Alberto-Culver is able to keep members of the Sally Group as named insured under Claims Made Policies as provided in, and subject to the terms and conditions of, clause (iii), any Claims Made Policies will not provide any coverage to the Sally Parties and other members of the Sally Group for incidents occurring prior to the Distributions Time but that are asserted with the insurance carrier after the Distributions Time.

(c) The Alberto-Culver Parties Actions. In the event that after the Distributions Time the Alberto-Culver Parties or any of their Subsidiaries propose to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies under which the Sally Parties have or may in the future have rights to assert claims pursuant to Section 5.01(b) in a manner that would adversely affect any such rights of the Sally Parties, (i) the Alberto-Culver Parties will give the Sally Parties prior notice thereof and consult with the Sally Parties with respect to such action (it being understood that the decision to take any such action will be in the sole discretion of the Alberto-Culver Parties) and (ii) the Alberto-Culver Parties will pay to the Sally Parties its equitable share (which shall be mutually agreed upon by the Alberto-Culver Parties and the Sally Parties, acting reasonably, based on the amount of premiums paid by or allocated to the Sally Business in respect of the applicable Shared Policy), if any, of any net proceeds actually received by the Alberto-Culver Parties from the insurer under the applicable Shared Policy as a result of such action by the Alberto-Culver Parties (after deducting the Alberto-Culver Parties’ reasonable costs and expenses incurred in connection with such action).

(d) Administration. From and after the Distributions Time:

(i) the Alberto-Culver Parties or one of their Subsidiaries, as appropriate, will be responsible for the Claims Administration with respect to claims of the Alberto-Culver Parties and their Subsidiaries under Shared Policies; and

(ii) the Sally Parties or one of their Subsidiaries, as appropriate, will be responsible for the Claims Administration with respect to claims of the Sally Parties and their Subsidiaries under Shared Policies.

(e) Insurance Premiums. From and after the Distributions Time, the Alberto-Culver Parties will pay all premiums, taxes, assessments or similar charges (retrospectively-rated or otherwise) as required under the terms and conditions of the respective Shared Policies in respect of periods prior to the Distributions Time, whereupon the Sally Parties will upon the request of the Alberto-Culver Parties, promptly reimburse the Alberto-Culver Parties for that portion of such premiums and other payments paid by the Alberto-Culver Parties as set forth or described in Schedule 5.01(e).

(f) Agreement for Waiver of Conflict and Shared Defense. In the event that a Shared Policy provides coverage for both the Alberto-Culver Parties and/or one of their Subsidiaries, on the one hand, and the Sally Parties and/or one of their Subsidiaries, on the other hand, relating to the same occurrence, the Alberto-Culver Parties and the Sally Parties agree to defend jointly and to waive any conflict of interest necessary to the conduct of that joint defense. Any deductible applicable to such occurrences under such Shared Policies will be allocated between the Alberto-Culver Parties and/or one of their Subsidiaries, on the one hand, and the Sally Parties and/or one of their Subsidiaries, on the other hand, on a pro-rata basis by claim. Nothing in this Section 5.01(f) will be construed to limit or otherwise alter in any way the indemnity obligations of the parties to this Agreement, including those created by this Agreement, by operation of law or otherwise.

(g) Duty to Mitigate Settlements. To the extent that any member of any Group is responsible for the Claims Administration for any claims under any Shared Policies after the Distributions Time, it shall use its reasonable best efforts to mitigate the amount of any settlements of such claims.

Section 5.02 Use of Names.

(a) Subject to Section 5.02(c) below, any material showing any affiliation or connection of any member of the Sally Group with any member of the Alberto-Culver Group shall not be used by the Sally Parties or any member of the Sally Group after the Distributions Date, except that the restrictions contained in this Section 5.02(a) shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distributions Date, no member of the Sally Group shall represent to third parties that any of them is affiliated or connected with any member of the Alberto-Culver Group.

(b) Subject to Section 5.02(d) below, any material showing any affiliation or connection of any member of the Alberto-Culver Group with any member of the Sally Group shall not be used by the Alberto-Culver Parties or any member of the Alberto-Culver Group after the Distributions Date, except that the restrictions contained in this Section 5.02(b) shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available. On and after the Distributions Date, no member of the Alberto-Culver Group shall represent to third parties that any of them is affiliated or connected with any member of the Sally Group.

(c) The parties agree that, during the period from the Distributions Date until 90 days after the Distributions Date (the “Sally Sell-off Period”), the Sally Group shall be entitled to continue to use all trademarks or other source identifiers owned by the Alberto-Culver Parties and their Subsidiaries (the “Alberto-Culver Trademarks”) to the extent that such Alberto-Culver Trademarks are contained as of the Distributions Date on any business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms, computer software and other material used in the Sally Business, without any obligation on the part of the Sally Parties or any of their Subsidiaries to pay royalties or similar fees to any member of the Alberto-Culver Group during the Sally Sell-off Period; provided, however, that such use is in the same manner as prior to the Distributions Date and to the extent that it is used in connection with products and services only for the same products and services in connection with which such use was made by the Sally Parties prior to the Distributions Date and which are of the same quality as the products and services in connection with which the Alberto-Culver Trademarks were used prior to the Distributions Date. The Sally Parties agree that, upon termination of the Sally Sell-off Period, the Sally Parties shall and shall cause the other members of the Sally Group to cease and thereafter not make any use of the Alberto-Culver Trademarks or any trademark confusingly similar thereto, except such restriction shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available.

(d) The parties agree that, during the period from the Distributions Date until 90 days after the Distributions Date (the “Alberto-Culver Sell-off Period”), the Alberto-Culver Group shall be entitled to continue to use all trademarks or other source identifiers owned by the Sally Parties and their Subsidiaries (the “Sally Trademarks”) to the extent that such Sally Trademarks are contained as of the Distributions Date on any business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms, computer software and other material used in the Alberto-Culver Business, without any obligation on the part of the Alberto-Culver Parties or any of their Subsidiaries to pay royalties or similar fees to the Sally Parties during the Alberto-Culver Sell-off Period; provided, however, that such use is in the same manner as prior to the Distributions Date and to the extent that it is used in connection with products and services only for the same products and services in connection with which such use was made by the Alberto-Culver Parties prior to the Distributions Date and which are of the same quality as the products and services in connection with which the Sally Trademarks were used prior to the Distributions Date. The Alberto-Culver Parties agree that, upon termination of the Alberto-Culver Sell-off Period, the Alberto-Culver Parties shall and shall cause the other members of the Alberto-Culver Group to cease and thereafter not make any use of the Sally Trademarks or any trademark confusingly similar thereto, except such restriction shall not apply to filings, reports and other documents required by Applicable Laws or regulations of securities exchanges to be filed and/or made publicly available.

Section 5.03 Subsequent Transfers.

(a) If following the Distributions Date a member of the Sally Group possesses any assets, rights or properties used primarily or held for use primarily by a member of the Alberto-Culver Group in the conduct of its businesses as conducted as of the Distributions Date (except (i) as otherwise contemplated by the Transaction Agreements; or (ii) those assets, rights and properties used primarily or held for use primarily by a member of the Sally Group) (the “Alberto-Culver Group Assets”), the Sally Parties shall notify the Alberto-Culver Parties thereof and shall cause the prompt transfer of such Alberto-Culver Group Assets to the Alberto-Culver Parties subject to the Alberto-Culver Parties obtaining any required consents, approvals or authorizations of any Governmental Entity or third Person.

(b) If following the Distributions Date a member of the Alberto-Culver Group possesses any assets, rights or properties used primarily or held for use primarily by a member of the Sally Group in the conduct of its businesses as conducted as of the Distributions Date (except (i) for assets, rights and properties provided by members of the Alberto-Culver Group pursuant to Section 5.03(c) of the Investment Agreement; (ii) as otherwise contemplated by the Transaction Agreements; or (iii) those assets, rights and properties used primarily or held for use primarily by a member of the Alberto-Culver Group) (the “Sally Group Assets”), the Alberto-Culver Parties shall notify the Sally Parties thereof and the Alberto-Culver Parties shall cause the prompt transfer of such Sally Group Assets to the Sally Parties subject to the Sally Parties obtaining any required consents, approvals or authorizations of any Governmental Entity or third Person.

(c) If requested by the Sally Parties after the Distributions Time, the Alberto-Culver Group shall provide legal, risk management, regulatory compliance and Tax services to members of the Sally Group. All of such services shall be provided by the Alberto-Culver Group members at cost on a fully allocated basis plus 10%. All such services shall be provided for a period ending 120 days after the Distributions Time, except in respect of Tax services, which shall be provided for up to six months after the Distributions Time. In addition, transition services shall be provided on the condition that members of the Alberto-Culver Group be fully indemnified and held harmless by the Sally Group in respect of the provision of such services other than in respect of such Alberto-Culver Group member’s own gross negligence or willful misconduct.

(d) It is the intention of the parties to this Agreement that any transfers made pursuant to this Section 5.03 are to be treated as relating back to the Distributions as an adjustment to capital (i.e., capital contribution or distribution), and the parties shall not take any position inconsistent with such intention before any Tax authority, except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such transfer not to be so treated.

Section 5.04 Consents. Notwithstanding anything in this Agreement to the contrary, if a consent, authorization or approval of any third Person to the transactions contemplated hereby (a “Required Consent”) is necessary to preserve for any member of the Sally Group or the Alberto-Culver Group, as applicable (a “Benefiting Person”), any right or benefit to which it is entitled under any Sally Group Asset or Alberto-Culver Group Asset, respectively, or under any Contract to which any member of the Group of which the Benefiting Person is not a member is a party (the owner of such Sally Group Asset or Alberto-Culver Group Asset or the party to such Contract, the “Transferring Person”), and if the Required Consent is not obtained prior to the Distributions Time, the Transferring Person will, subsequent to the Distributions Time, cooperate with the Benefiting Person and use reasonable best efforts in attempting to obtain the Required Consent as promptly as reasonably practicable thereafter. Until such time (if any) as the Required Consent is obtained, the Transferring Person will use its reasonable best efforts to provide Benefiting Person with, or pass through to the Benefiting Person, the rights and benefits of the affected Sally Group Asset or Alberto-Culver Group Asset, as applicable, or the affected Contract to which the Benefiting Person is entitled, and, if and to the extent the Transferring Person provides or passes through such rights and benefits, the Benefiting Person shall assume the obligations and burdens in connection therewith.

Section 5.05 Reporting Cooperation. The Alberto-Culver Parties and their Affiliates shall, at the Sally Parties’ cost, provide reasonable assistance to the Sally Parties in connection with the collection of information by New Sally in connection with the preparation of its SEC reports and filings with respect to periods relating to the fiscal year in which the Distributions occur, and the Sally Parties and their Affiliates shall, at the Alberto-Culver Parties’ cost, provide reasonable assistance to the Alberto-Culver Parties in connection with the collection of information by New Alberto-Culver in connection with the preparation of its SEC reports and filings with respect to periods relating to the fiscal year in which the Distributions occur.

ARTICLE VI

ACCESS TO INFORMATION

Section 6.01 Provision of Corporate Records. Prior to or as promptly as practicable after the Distributions Time, the Alberto-Culver Parties shall deliver to the Sally Parties copies of all minute books and other records of meetings of the Board of Directors, committees of the Board of Directors and stockholders of each member of the Sally Group, all corporate books and records and other Data and Records of each member of the Sally Group in the Alberto-Culver Parties’ possession and the relevant portions (or copies thereof) of all corporate books and records of each member of the Alberto-Culver Group relating directly and primarily to the Sally Business, including, in each case, all active agreements and active litigation files. From and after the Distributions Time, all such books, records and copies shall be the property of the Sally Parties. Prior to or as promptly as practicable after the Distributions Time, the Sally Parties shall deliver to the Alberto-Culver Parties all corporate books and records and other Data and Records of each member of the Alberto-Culver Group in the Sally Parties’ possession (other than the books, records and copies described in the first sentence of this Section 6.01) and the relevant portions (or copies thereof) of all corporate books and records of any member of the Sally Group relating directly and primarily to the Alberto-Culver Business, including, in each case, all active agreements and active litigation files. From and after the Distributions Time, all such books, records and copies shall be the property of the Alberto-Culver Parties.

Section 6.02 Access to Information.

(a) From and after the Distributions Time, the Sally Parties will, and will cause each of their Subsidiaries to, to the extent that such information has not previously been delivered pursuant to Section 6.01 and to the extent such information relates to pre-Distributions events, afford to the Alberto-Culver Parties and their Representatives (at the Alberto-Culver Parties’ expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the Sally Parties’ possession or control or in the possession or control of one of their Subsidiaries to the extent relating to the Alberto-Culver Parties, any of their Subsidiaries or the Alberto-Culver Business, insofar as such access is reasonably required by the Alberto-Culver Parties or any of their Subsidiaries; subject to the provisions below regarding Privileged Information. Notwithstanding anything in this Section 6.02(a), the Sally Parties may redact from any Information provided pursuant to this Section 6.02(a) any Information to the extent relating to the Sally Business.

(b) From and after the Distributions Time, the Alberto-Culver Parties will, and will cause each of their Subsidiaries to, to the extent that such information has not previously been delivered pursuant to Section 6.01 and to the extent such information relates to pre-Distributions events, afford to the Sally Parties and their Representatives (at the Sally Parties’ expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the Alberto-Culver Parties’ possession or control or in the possession or control of one of their Subsidiaries to the extent relating to the Sally Parties, any of their Subsidiaries or the Sally Business, insofar as such access is reasonably required by the Sally Parties or any of their Subsidiaries, subject to the provisions below regarding Privileged Information. Notwithstanding anything in this Section 6.02(b), the Alberto-Culver Parties may redact from any Information provided pursuant to this Section 6.02(b) any Information to the extent relating to the Alberto-Culver Business.

(c) Without limiting the foregoing, Information may be requested under this Article VI for audit, accounting, claims, litigation, insurance, environmental and safety and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby.

(d) In furtherance of the foregoing:

(i) Each party acknowledges that (A) each of the Sally Parties and the Alberto-Culver Parties (and the members of the Sally Group and the Alberto-Culver Group, respectively) has or may obtain Privileged Information; (B) there are or may be a number of Actions affecting one or more of the members of the Sally Group and the Alberto-Culver Group; (C) the parties may have a common legal interest in Actions, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information; and (D) each of the Sally Parties and the Alberto-Culver Parties intends that the transactions contemplated by the Transaction Agreements and any transfer of Privileged Information in connection therewith shall not operate as a waiver of any potentially applicable privilege.

(ii) Each of the Sally Parties and the Alberto-Culver Parties agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the business of the other Group without providing prompt written notice to and obtaining the prior written consent of the other, which consent will not be unreasonably withheld, delayed or conditioned. In the event of a disagreement between any member of the Sally Group and/or any member of the Alberto-Culver Group concerning the reasonableness of withholding such consent, no disclosure will be made prior to a final, nonappealable resolution of such disagreement by a court of competent jurisdiction.

(iii) Upon any member of the Sally Group or any member of the Alberto-Culver Group receiving any subpoena or other compulsory disclosure notice from a court, other Governmental Entity or otherwise that requests disclosure of Privileged Information, in each case relating to the business of the other Group, the recipient of the notice will promptly provide to the other party a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in Section 6.02(d)(ii), the parties will cooperate to assert all defenses to disclosure claimed by either Group, at the cost and expense of the Group claiming such defense to disclosure, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

Section 6.03 Production of Witnesses. Subject to Section 6.02, after the Distributions Time, each of the Sally Parties and the Alberto-Culver Parties will, and will cause each member of the Sally Group and the Alberto-Culver Group, respectively, to, make available to the other party and members of such other party’s Group, upon written request and at the cost and expense of the party so requesting, its directors, officers, employees and, to the extent reasonably practicable, agents as witnesses to the extent that any such Person may reasonably be required (giving consideration to business demands of such directors, officers, employees and agents) in connection with any Actions or other proceedings in which the requesting party may from time to time be involved, provided that the same shall not unreasonably interfere with the conduct of business by the Group of which the request is made.

Section 6.04 Retention of Records. Except as otherwise required by law or agreed to by the parties in writing, if any Information relating to the business, assets or Liabilities of a member of a Group is retained by a member of the other Group, each of the Sally Parties and the Alberto-Culver Parties will, and will cause the members of the Group of which it is a member to, retain for the period required by the applicable records retention policy of the Sally Parties in effect from time to time all such Information in such Group’s possession or under its control. In addition, after the expiration of such required retention period, if any member of either Group wishes to destroy or dispose of any such Information, prior to destroying or disposing of any of such Information, (a) the Sally Parties or the Alberto-Culver Parties, on behalf of the member of its Group that is proposing to destroy or dispose of any such Information, will provide no less than 30 days’ prior written notice to the other party, specifying in reasonable detail the Information proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date for such destruction or disposal, the recipient of such notice requests in writing that any of the Information proposed to be destroyed or disposed of be delivered to such requesting party, the party whose Group is proposing to destroy or dispose of such Information promptly will arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party.

Section 6.05 Confidentiality. Subject to the provisions of Section 6.02, which shall govern Privileged Information, for a five-year period after the Distributions Time, each of the Sally Parties and the Alberto-Culver Parties shall hold, and shall use their reasonable best efforts to cause members of their Group and their Representatives to hold, in strict confidence all Information concerning the other party’s Group or any of its operations, employees, assets or Liabilities, in its possession or control (including Information known to its employees or agents) or furnished to it by such other party’s Group pursuant to the Transaction Agreements or the transactions contemplated thereby and will not use such Information or release or disclose such Information to any other Person, except members of their Group and their Representatives, who will be bound by the provisions of this Section 6.05; provided, however, that any member of the Sally Group or the Alberto-Culver

Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Person’s counsel, by other requirements of law, regulation or listing standard (in which case the party required to make such disclosure will notify the other party as soon as practicable of such obligation or requirement and cooperate with the other party to limit the Information required to be disclosed and to obtain a protective order or other appropriate remedy with respect to the Information ultimately disclosed) or (b) such Person can show that such Information was (i) available to such Person on a nonconfidential basis (other than from a member of the other party’s Group) prior to its disclosure by such Person; (ii) in the public domain through no fault of such Person; or (iii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party’s Group, and not acquired from such source subject to any confidentiality obligation on the part of such source known to the acquiror, or on the part of the acquiror. Each of the parties acknowledges that it will be liable for any breach of this Section 6.05 by their Representatives to whom such Information is disclosed by such party. Notwithstanding the foregoing, each of the Sally Parties and the Alberto-Culver Parties will be deemed to have satisfied its obligations under this Section 6.05 with respect to preserving the confidentiality of any Information (other than Privileged Information) if it exercises the same care with regard to such Information as it takes to preserve confidentiality for its own similar Information.

ARTICLE VII

TERMINATION

Section 7.01 Termination. Notwithstanding any provision hereof, this Agreement may be terminated by Alberto-Culver and the Distributions may be abandoned prior to the Distributions Time at any time following termination of the Investment Agreement.

Section 7.02 Effect of Termination. In the event of any termination of this Agreement prior to the Distributions Time pursuant to Section 7.01, no party to this Agreement (or any of its directors or officers) shall have any Liability or further obligation to any other party or third party with respect to this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Entire Agreement; Construction. This Agreement, the Investment Agreement and the Ancillary Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein and therein, will together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in the Transaction Agreements to the contrary, in the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of such Ancillary Agreement will control other than with respect to the provisions of Article III, in which case this Agreement will control.

Section 8.02 Survival of Agreements. Except as otherwise contemplated by the Transaction Agreements, all covenants and agreements of the parties contained in the Transaction Agreements will remain in full force and effect and survive the Distributions Time.

Section 8.03 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

Section 8.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) upon confirmation of receipt if delivered by facsimile, (iii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (iv) when received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	If to New Aristotle or Alberto-Culver to Alberto-Culver:

Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160

	Fax:	(708) 450-2511
	Attention:	Chief Executive Officer Senior Vice President and General Counsel (with a separate notice to be sent to each such person)

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
	Fax:	(312) 853-7036
	Attention:	Frederick C. Lowinger, Esq.
David J. Zampa, Esq.

(b)	If to New Sally or Sally to:

Sally Holdings, Inc.
3001 Colorado Blvd.
Denton, Texas 76210
	Fax:	(940) 297-4990
	Attention:	Vice President and General Counsel

with a copy at any time prior to the Distributions Time to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
	Fax:	(312) 853-7036
	Attention:	Frederick C. Lowinger, Esq.
David J. Zampa, Esq.

And with a copy at any time from and after the Distributions Time to

CDRS Acquisitions LLC
c/o Clayton, Dubilier & Rice Fund VII, L.P.
1403 Foulk Road, Suite 106
Wilmington, DE 19803
	Fax:	(302) 427-7398

With a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
	Fax:	(212) 909-6836
	Attention:	Paul S. Bird, Esq.

Section 8.05 Expenses. All costs and expenses of the Sally Parties and the Alberto-Culver Parties related to the negotiation, preparation, execution and delivery of this Agreement, the Investment Agreement and the Ancillary Agreements, the carrying into effect of the Distributions and the consummation of the transactions contemplated hereby and thereby shall be paid in accordance with the provisions of Section 6.6 of the Investment Agreement.

Section 8.06 Consent to Jurisdiction. Each of the Sally Parties and the Alberto-Culver Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of the Sally Parties and the Alberto-Culver Parties hereby irrevocably submits with regard to any such action or proceeding for themselves and in respect to their property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Sally Parties and the Alberto-Culver Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.07 Amendments. This Agreement cannot be amended except by a written agreement executed by the Sally Parties and the Alberto-Culver Parties; provided, that, unless the Investment Agreement shall have been terminated, any such amendment shall be subject to the prior written consent of Investor, such consent not to be unreasonably withheld, conditioned or delayed.

Section 8.08 Assignment. No party to this Agreement will (or permit any of the members of its Group) convey, assign or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other parties in their sole and absolute discretion; provided, that any of the Sally Parties may assign this Agreement and all of its rights hereunder to its lenders and debt providers for collateral security purposes, and provided, further, that unless the Investment Agreement shall have been terminated, any such assignment prior to the Distributions Time shall be subject to the prior written consent of Investor. Any conveyance, assignment or transfer requiring the prior written consent of the other parties or Investor pursuant to this Section 8.08 that is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

Section 8.09 Captions; Currency. The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles or sections are to articles and sections of this Agreement and all references herein to schedules are to schedules to this Agreement. Unless otherwise specified, all references contained in this Agreement, in any schedule referred to herein or in any instrument or document delivered pursuant hereto to dollars or “$” shall mean United States Dollars.

Section 8.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. If the economic or legal substance of the transactions contemplated hereby is affected in any manner adverse to any party as a result thereof, the parties and Investor will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 8.11 Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that (a) the provisions of Sections 4.01, 4.02, 4.03 and 8.18 shall inure to the benefit of the Persons referred to therein and (b) the provisions of Sections 8.08 and 8.10, the proviso in Section 8.07, the proviso in Section 8.13 and this sentence of Section 8.11 shall also inure to the benefit of Investor.

Section 8.12 Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

Section 8.13 Waivers; Remedies. Any agreement on the part of a party hereto to waive the performance by the other party of any of its covenants hereunder shall be valid only if set forth in a written instrument signed on behalf of such party; provided, that, unless the Investment Agreement shall have been terminated, any such waiver shall be subject to the prior written consent of Investor, such consent not to be unreasonably withheld, conditioned or delayed. No failure or delay on the part of either the Sally Parties or the Alberto-Culver Parties in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either the Sally Parties or the Alberto-Culver Parties of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 8.14 Further Assurances. From time to time after the Distributions Time, as and when requested by either party hereto, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such actions as the requesting party may reasonably request to consummate the transactions contemplated by the Transaction Agreements.

Section 8.15 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

Section 8.16 Performance. The Sally Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries. The Alberto-Culver Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries.

Section 8.17 Interpretation. Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”.

Section 8.18 Limited Liability. Except as expressly provided in the Transaction Agreements and the Investment Agreement and notwithstanding any other provision of this Agreement, no individual who is a director, employee or officer of the Alberto-Culver Parties or the Sally Parties, in their capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such parties under this Agreement or any Ancillary Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the Alberto-Culver Parties and the Sally Parties, for itself and its stockholders, directors, employees, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

Section 8.19 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.20 Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the Sally Parties and the Alberto-Culver Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first hereinabove written.

NEW SALLY HOLDINGS, INC.

By:	/S/ GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	President

SALLY HOLDINGS, INC.

By:	/S/ GARY WINTERHALTER
Name:	Gary Winterhalter
Title:	President

ALBERTO-CULVER COMPANY

By:	/S GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	Senior Vice President, General Counsel and Secretary

NEW ARISTOTLE HOLDINGS, INC.

By:	/S/ GARY P. SCHMIDT
Name:	Gary P. Schmidt
Title:	President

Annex C

TAX ALLOCATION AGREEMENT

dated as of June 19, 2006

among

New Sally Holdings, Inc.

Sally Holdings, Inc.

New Aristotle Holdings, Inc.

and

Alberto-Culver Company

Page
ARTICLE I DEFINITIONS		C-2

SECTION 1.01.	General	C-2

ARTICLE II TAX RETURNS, TAX PAYMENTS AND TAX SHARING OBLIGATIONS		C-5

SECTION 2.01.	Obligations to File Tax Returns.	C-5
SECTION 2.02.	Obligation to Remit Taxes	C-6
SECTION 2.03.	Tax Indemnity; Prior Agreements; Refunds.	C-6
SECTION 2.04.	Restructuring Taxes; Other Taxes Relating to the Distribution.	C-7
SECTION 2.05.	Sally Taxes; Alberto-Culver Taxes.	C-8
SECTION 2.06.	Calculation of Estimated Pre-Closing Income Taxes; Pre-Closing vs. Post-Closing Issues	C-8
SECTION 2.07.	Tax Attributes	C-10
SECTION 2.08.	Carryback Provisions	C-10
SECTION 2.09.	General Tax Payments	C-11
SECTION 2.10.	Other Payments	C-11
SECTION 2.11.	Notice	C-11
SECTION 2.12.	Audit or Redetermination of U.S. Federal Income Tax Liability or U.S. State, Local or Municipal Consolidated, Combined or Unitary Income Tax Liability.	C-11
SECTION 2.13.	Amended Tax Returns	C-12

ARTICLE III TAX AUDITS		C-12

SECTION 3.01.	Controlling Party	C-12
SECTION 3.02.	Indemnified Claims in General	C-12
SECTION 3.03.	Certain Tax Claims	C-12
SECTION 3.04.	Payments with Respect to Claims.	C-13

ARTICLE IV COOPERATION		C-14

SECTION 4.01.	Inconsistent Actions	C-14
SECTION 4.02.	Prohibited Acts.	C-14
SECTION 4.03.	Cooperation with Respect to Tax Return Filings, Examinations and Tax Related Controversies	C-15
SECTION 4.04.	Cooperation with Respect to Particular Tax Return Filings	C-16
SECTION 4.05.	Other Tax Matters	C-16

ARTICLE V RETENTION OF RECORDS; ACCESS		C-16

ARTICLE VI DISPUTES		C-16

ARTICLE VII SURVIVAL OF LIABILITIES		C-17

ARTICLE VIII MISCELLANEOUS		C-17

SECTION 8.01.	Entire Agreement; Construction	C-17
SECTION 8.02.	Survival of Agreements	C-17
SECTION 8.03.	Governing Law	C-17
SECTION 8.04.	Notices	C-18

C-i

C-ii

TAX ALLOCATION AGREEMENT

TAX ALLOCATION AGREEMENT (this “Agreement”), dated as of June 19, 2006, among New Sally Holdings, Inc., a Delaware corporation (“New Sally”), Sally Holdings, Inc., a Delaware corporation (“Sally”) (New Sally and Sally, collectively, the “Sally Parties”), Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), and New Aristotle Holdings, Inc., a Delaware corporation (“New Alberto-Culver”) (Alberto-Culver and New Alberto-Culver, collectively, the “Alberto-Culver Parties”).

RECITALS

WHEREAS, Alberto-Culver is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which currently files consolidated federal Income Tax Returns (the “Affiliated Group”);

WHEREAS, pursuant to the Separation Agreement dated as of the date hereof between the Sally Parties and the Alberto-Culver Parties (as may be amended from time to time in accordance with its terms, the “Separation Agreement”) and the Investment Agreement (as defined below), New Sally will distribute to its stockholders on a pro rata basis, (i) all of the issued and outstanding shares of New Alberto-Culver common stock (“New Alberto-Culver Common Stock”) (as described more fully in the Separation Agreement, the “Share Distribution”) and (ii) a cash dividend of $25 per share (as described more fully in the Separation Agreement, the “Cash Distribution”) (the Share Distribution and the Cash Distribution collectively referred to herein as the “Distributions”);

WHEREAS, the Sally Parties, New Aristotle Company, and the Alberto-Culver Parties have entered into an Investment Agreement, dated as the date hereof (the “Investment Agreement”) with CDRS Acquisition LLC, a Delaware limited liability company (“Investor”) pursuant to which, prior to the Distributions, Alberto-Culver will undertake the Alberto-Culver Merger, the Alberto-Culver Conversion, the New Alberto-Culver Contribution and the Sally Distribution, and the Investor will make the Equity Investment (as defined in the Separation Agreement);

WHEREAS, in connection with the transactions contemplated by the Investment Agreement, one or more of the Sally Group members will incur $1.85 billion of indebtedness (the “Debt Financing”);

WHEREAS, the parties to this Agreement intend that (i) the Alberto-Culver Merger and the Alberto-Culver Conversion together will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, (ii) following the Alberto-Culver Merger and the Alberto-Culver Conversion, New Sally will become the common parent of the Affiliated Group; (iii) the New Alberto-Culver Contribution followed by the Share Distribution will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code; (iv) the Cash Distribution will constitute a distribution taxable under Sections 301 and 356(b) of the Code; and (v) the Share Distribution will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code;

WHEREAS, after the Distributions Date (as defined in the Separation Agreement), neither Alberto-Culver, New Alberto-Culver nor any of the Alberto-Culver Subsidiaries (as hereinafter defined) will be a member of the Affiliated Group for federal income tax purposes and Alberto-Culver will be disregarded as an entity separate from New Alberto-Culver for U.S. federal income tax purposes;

WHEREAS, after the Distributions the Affiliated Group shall continue and New Sally shall be treated as the common parent of the Affiliated Group for federal income tax purposes; and

WHEREAS, the Sally Group and the Alberto-Culver Group (as hereinafter defined) desire on behalf of themselves and their successors to set forth their rights and obligations with respect to Taxes due for periods before, on and after the Distributions Date.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. General. Capitalized terms used in this Agreement have the meanings set forth in this Agreement, or, when not so defined, in the Separation Agreement or the Investment Agreement. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“AC Compensation Payments” has the meaning set forth in Section 2.06(d).

“Affiliate” has the meaning set forth in the Separation Agreement; provided that the term “Affiliate” shall not include any Family Shareholder.

“Affiliated Group” has the meaning set forth in the first recital.

“Agreement” means this Tax Allocation Agreement as the same may be amended from time to time.

“Alberto-Culver” has the meaning set forth in the preamble.

“Alberto-Culver Group” means Alberto-Culver, New Alberto-Culver, and the Alberto-Culver Subsidiaries.

“Alberto-Culver Parties” has the meaning set forth in the preamble.

“Alberto-Culver Subsidiary” means each direct and indirect Subsidiary of Alberto-Culver other than a member of the Sally Group.

“Alberto-Culver Taxes” means any Taxes (excluding Restructuring Taxes) that are treated as Alberto-Culver Taxes under this Agreement.

“Applicable Federal Rate” means the federal short-term rate set forth in Section 1274(d) of the Code, compounded quarterly.

“Cash Distribution” has the meaning set forth in the second recital.

“Change-in-Law” means a change in the Code, the Treasury Regulations or published administrative or judicial interpretation thereof.

“Claim” has the meaning set forth in Section 3.03.

“Controlling Party” means the party described as the Controlling Party in accordance with Section 3.01.

“Covered Group” means, in the case of any Covered Group Taxes, the group of Persons that join in the filing of the consolidated, combined or unitary Tax Return upon which such Covered Group Taxes are reported.

“Covered Group Taxes” means any federal, state or local Taxes reportable on a consolidated, combined or unitary Tax Return for a group that includes both New Alberto-Culver, Alberto-Culver or any Alberto-Culver Subsidiary, on the one hand, and New Sally, Sally or any Sally Subsidiary, on the other hand.

“Covered Group Year” means, in the case of any Covered Group, any Taxable year of such Covered Group that ends prior to or includes the Distributions Date.

“Debt Financing” has the meaning set forth in the fourth recital.

“Distributions” has the meaning set forth in the second recital.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Pre-Closing Income Taxes” has the meaning set forth in Section 2.06(a).

“Family Shareholder” means a “Stockholder” as defined in the Support Agreement.

“Filing Party” has the meaning set forth in Section 2.09.

“Final Determination” means with respect to any issue (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (b) a closing agreement (whether or not entered into under Section 7121 of the Code) or any other binding settlement agreement (whether or not with the IRS) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (c) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available.

“Income Tax” means any Tax measured by or imposed on net income.

“Indemnifiable Losses” has the meaning set forth in the Separation Agreement.

“Indemnitor” has the meaning set forth in Section 3.02.

“Independent Firm” has the meaning set forth in Article VI.

“Investment Agreement” has the meaning set forth in the third recital.

“Investor” has the meaning set forth in the third recital.

“IRS” means the United States Internal Revenue Service.

“Liable Party” has the meaning set forth in Section 2.09.

“New Alberto-Culver” has the meaning set forth in the preamble.

“New Sally” has the meaning set forth in the preamble.

“Person” has the meaning set forth in the Investment Agreement.

“Post Change-in-Law Investor Sale” means any sale of New Sally Common Stock by the Investor or its Affiliates (other than the Sally Parties or any Subsidiary of the Sally Parties) if and to the extent that, solely as a result of a Change-in-Law after the Distributions Date and prior to the date of such sale, such sale results in Restructuring Taxes being imposed.

“Post-Distribution Period” means any Taxable year or other Taxable period beginning after the Distributions Date and, in the case of any Taxable year or other Taxable period that begins on or before and ends after the Distributions Date, that part of the Taxable year or other Taxable period that begins at the beginning of the day after the Distributions Date.

“Pre-Distribution Period” means any Taxable year or other Taxable period that ends on or before the close of the Distributions Date and, in the case of any Taxable year or other Taxable period that begins on or before and ends after the Distributions Date, that part of the Taxable year or other Taxable period through the close of the Distributions Date.

“Prior Payments” means, for any type of Tax Return and any Taxable year, all payments previously made to a Governmental Entity in respect of such Tax Return for such Taxable year and the amount of any overpayment for a prior Taxable period that is creditable against the liability reportable on such Tax Return for such Taxable year.

“Private Letter Ruling” means any private letter ruling received from the IRS to the effect that, on the basis of the facts, representations and assumptions set forth in the written request for such ruling which are consistent with the state of facts existing at the Distributions Time, the Share Distribution will constitute a tax-free distribution under Section 355 and part of a tax-free reorganization under Section 368(a)(1)(D) of the Code.

“Prohibited Acts” has the meaning specified in Section 4.02(a).

“Restricted Period” has the meaning specified in Section 4.02(a).

“Restructuring Taxes” means any Taxes (and other liabilities, including, without limitation, liability to stockholders and the costs of defending against the imposition of such Taxes and other liabilities) of any member of the Sally Group or the Alberto-Culver Group arising from or attributable to one or more of the Transactions, including but not limited to (a) any failure of the Share Distribution to constitute a tax-free distribution under Section 355 and Section 368(a)(1)(D) of the Code, or (b) any failure of any stock of New Alberto-Culver to qualify as “qualified property” within the meaning of Section 355(c)(2) or Section 361(c)(2) of the Code because of the application of Section 355(d) or Section 355(e) of the Code to the Share Distribution.

“Ruling Request” means the ruling request and any other materials (including the attachments and supplemental submissions to the IRS) delivered or deliverable by the Alberto-Culver Parties and others in connection with the issuance by the IRS of the Private Letter Ruling.

“Sally” has the meaning set forth in the preamble.

“Sally Compensation Payments” has the meaning set forth in Section 2.06(d).

“Sally Group” means New Sally, Sally and the Sally Subsidiaries.

“Sally Parties” has the meaning set forth in the preamble.

“Sally Subsidiary” means each direct and indirect Subsidiary of Sally other than a member of the Alberto-Culver Group.

“Sally Tainting Act” means:

(a) any action (or failure to take any reasonably available action) by any of the Sally Parties or any Affiliate of the Sally Parties after the Distributions Date; or

(b) any Prohibited Act performed by any of the Sally Parties or any Affiliate of the Sally Parties after the Distributions Date;

provided that:

(A) except as otherwise provided in clauses (B) and (C) below, the following shall not constitute a Sally Tainting Act: (i) any sale of New Sally Common Stock by the Investor or its Affiliates (other than the Sally Parties or any Subsidiary of the Sally Parties), (ii) any action contemplated by the Investment Agreement or any of the Transaction Agreements, including for the avoidance of doubt the distribution of the New Aristotle Common Stock in the Share Distribution, the Equity Investment and the issuance of the Substitute Sally Options, (iii) any action taken by any Family Shareholder or any issuance of New Sally Common Stock at the request of Alberto-Culver pursuant to Section 4.05, or (iv) any action, failure to take any action, or Prohibited Act described in clause (a) or (b) above taken pursuant to any agreement or arrangement of any member of the Sally Group or the Alberto-Culver Group entered into on or prior to the Distributions Date, including for the avoidance of doubt the issuance of any New Sally stock pursuant to any Substitute Sally Option,

(B) any sale of New Sally Common Stock by the Investor or its Affiliates (other than the Sally Parties or any Subsidiary of the Sally Parties) until the first anniversary of the Distributions Date shall not be excluded from the meaning of Sally Tainting Act under any clause of paragraph (A) above, and

(C) any Post Change-in-Law Investor Sales during the period beginning on the date after the first anniversary of the Distributions Date and ending on the second anniversary of the Distributions Date shall not be excluded from the meaning of Sally Tainting Act under any clause of paragraph (A) above.

“Sally Taxes” means any Taxes (excluding Restructuring Taxes) that are treated as Sally Taxes under this Agreement.

“Sally Separate Group Basis” means, in the case of any Covered Group Taxes for a Covered Group Year, the amount of such Covered Group Taxes for such Covered Group Year that would have been due if the underlying Covered Group consisted solely of members of the Sally Group and did not include any members of the Alberto-Culver Group and computed (i) by taking into account elections and accounting methods actually used in computing such Covered Group Taxes for such Covered Group Year, (ii) with appropriate adjustments to take into account the application of Treasury Regulations §1.1502-13 or similar provisions of state and local Tax law to any intercompany transactions between members of the Sally Group (on one hand) and members of the Alberto-Culver Group (on the other hand) and (iii) with such other adjustments as are contemplated by this Agreement.

“Separation Agreement” has the meaning set forth in the second recital.

“Share Distribution” has the meaning set forth in the second recital.

“Shared Return” means a Tax Return described in clause (a) or (b) of Section 2.01.

“Specified AC Tax” has the meaning set forth in Section 2.05(b).

“Standalone Sally Tax” has the meaning set forth in Section 2.05(b).

“Standalone Sally Income Tax” means a Standalone Sally Tax constituting an Income Tax.

“Subsidiary” means, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) has the meaning set forth in the Investment Agreement.

“Tax Carryover Attribute” has the meaning specified in Section 2.08.

“Tax Opinion” means the tax opinion described in Section 7.1(g) of the Investment Agreement.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Transaction Taxes” has the meaning set forth in Section 2.04(b).

ARTICLE II

TAX RETURNS, TAX PAYMENTS AND TAX SHARING OBLIGATIONS

SECTION 2.01. Obligations to File Tax Returns.

(a) From and after the Distributions Time, New Alberto-Culver shall prepare and timely file or cause to be timely filed all original Income Tax Returns with respect to any member of the Sally Group for any Taxable year ending on or before September 30, 2006 (including any original Income Tax Return for any Covered Group Taxes for any Taxable year ending on or before September 30, 2006), whether or not such Income Tax Return includes any member of the Alberto-Culver Group.

(b) From and after the Distributions Time, New Sally shall prepare and timely file or cause to be timely filed all Covered Group Income Tax Returns for Covered Group Years which begin after September 30, 2006 that (i) are required to be filed by New Sally and (ii) are due after the Distributions Date.

(c) From and after the Distributions Time, New Alberto-Culver shall, in addition to the Income Tax Returns described in clause (a), prepare and timely file or cause to be timely filed any other Tax Return (other than any Income Tax Returns described in clause (b) or (d)) with respect to any member of the Alberto-Culver Group.

(d) From and after the Distributions Time, New Sally shall, in addition to the Income Tax Returns described in clause (b), prepare and timely file or cause to be timely filed any other Tax Returns (other than an Income Tax Return described in clause (a)) with respect to any member of the Sally Group.

(e) All Tax Returns relating to any member of the Sally Group for Taxable years or periods ending on or before or including the Distributions Date shall (to the extent permitted by Applicable Laws) be prepared on a basis consistent with the elections, methods of accounting, positions, conventions and principles of taxation and the manner in which any Tax item or other information is reported as reflected in comparable Income Tax Returns filed before the date of this Agreement, provided that a different method can be used (x) if it would not increase Taxes for which the Alberto-Culver Group would be responsible under this Agreement or (y) with the prior written consent of New Alberto-Culver (such consent not to be unreasonably withheld). The preceding sentence shall not apply (i) to the extent otherwise contemplated or required by the Ruling Request or Private Letter Ruling, or (ii) if there has been a change in Applicable Laws. Consent shall not be considered unreasonably withheld within the meaning of the second preceding sentence if such different method would increase Taxes for which the Alberto-Culver Parties would be responsible under this Agreement and for which New Sally does not compensate the Alberto-Culver Parties. New Alberto-Culver shall (A) make available to New Sally any Shared Return it is responsible for filing at least 30 calendar days prior to filing, provided that New Sally shall supply New Alberto-Culver with all information regarding any member of the Sally Group necessary for preparing such Shared Return at least 60 calendar days prior to the due date for filing such Shared Return, and (B) make reasonable revisions to such Shared Returns that are requested by New Sally. New Sally shall (A) make available to New Alberto-Culver any Shared Return it is responsible for filing at least 30 calendar days prior to filing, provided that New Alberto-Culver shall supply New Sally with all information regarding any member of the Alberto-Culver Group necessary for preparing such Shared Return at least 60 calendar days prior to the due date for filing such Shared Return, and (B) make reasonable revisions to such Shared Return that are requested by New Alberto-Culver.

(f) New Alberto-Culver or New Sally as the case may be shall bear 100% of out-of-pocket costs, including accountants’ and attorneys’ fees, incurred after the Distributions Date in preparing any Shared Returns it is responsible for preparing and filing under Section 2.01.

SECTION 2.02. Obligation to Remit Taxes. Following the Distributions Date, New Sally and New Alberto-Culver shall each timely remit or cause to be remitted any Taxes due in respect of any Tax Return it is required to file or cause to be filed pursuant to Section 2.01.

SECTION 2.03. Tax Indemnity; Prior Agreements; Refunds.

(a) From and after the Distributions Time, the Alberto-Culver Parties shall, in a manner consistent with the principles of Section 4.05(a) of the Separation Agreement, indemnify, defend, and hold harmless the Sally Indemnified Parties from and against, any and all Indemnifiable Losses incurred or suffered by one or more of the Sally Indemnified Parties in connection with, relating to, arising out of, or due to, directly or indirectly, (i) any Alberto-Culver Taxes (including, for the avoidance of doubt, any Alberto-Culver Taxes arising from a redetermination thereof from an audit or examination); and (ii) any amount for which New Alberto-Culver is liable under Section 2.04. Any amount payable by the Alberto-Culver Parties to the Sally Parties with respect to any Tax pursuant to this Section 2.03(a) shall be reduced by any direct or indirect payments made by the Alberto-Culver Parties or any Alberto-Culver Affiliate with respect to such Tax after the Distributions Date to any Sally Indemnified Party.

(b) From and after the Distributions Time, the Sally Parties shall, in a manner consistent with the principles of Section 4.05(a) of the Separation Agreement, indemnify, defend, and hold harmless the Alberto-Culver Indemnified Parties from and against, any and all Indemnifiable Losses incurred or suffered by one or more of the Alberto-Culver Indemnified Parties in connection with, relating to, arising out of, or due to, directly or indirectly, (i) any Sally Taxes (including, for the avoidance of doubt, any Sally Taxes arising from a redetermination thereof from an audit or examination); and (ii) any amount for which New Sally is liable under

Section 2.04. Any amount payable by the Sally Parties to the Alberto-Culver Parties with respect to any Tax pursuant to this Section 2.03(b) shall be reduced by any direct or indirect payments made by the Sally Parties or any Sally Affiliate with respect to such Tax after the Distributions Date to any Alberto-Culver Indemnified Party.

(c) Any and all prior Tax sharing agreements or practices between the Sally Parties or any Sally Subsidiary, on the one hand, and the Alberto-Culver Parties or any Alberto-Culver Subsidiary, on the other hand, shall automatically be terminated as of the Distributions Date (other than any such agreements set forth in the Transaction Agreements).

(d) From and after the Distributions Time, New Alberto-Culver shall be entitled to any refund of or credit for Alberto-Culver Taxes, provided that the Sally Parties shall be entitled to receive and retain any refund of Taxes (A) to the extent such refund is attributable to a Tax Carryover Attribute of any member of the Sally Group or (B) such refund was credited against any liability of the Alberto-Culver Parties to the Sally Parties pursuant to Section 2.06 of this Agreement. From and after the Distributions Time, New Sally shall be entitled to any refund of or credit for Taxes to which Alberto-Culver is not entitled pursuant to the preceding sentence. Notwithstanding the foregoing (but without duplication), any Tax refund attributable to a change in accounting method for lease accounting for the Taxable year ended September 30, 2005 shall be considered for the account of the Alberto-Culver Parties for purposes of Section 2.06.

SECTION 2.04. Restructuring Taxes; Other Taxes Relating to the Distribution.

(a) Except to the extent otherwise provided in the next sentence, the Alberto-Culver Parties shall be liable for 100% of any Restructuring Taxes. The Sally Parties shall be liable for any Restructuring Tax that is imposed solely as a result of a Sally Tainting Act.

(b) The Sally Parties shall be liable for 50% and the Alberto-Culver Parties shall be liable for 50% of any sales, transfer, value added or other similar Taxes or fees (including all real estate, transfer Taxes and real estate recording fees but excluding patent, copyright, and trademark recording fees and similar items relating to patents, copyrights and trademarks (which are governed by Section 6.6 of the Investment Agreement) and excluding Restructuring Taxes) payable in connection with the transactions contemplated by the Separation Agreement and the Investment Agreement (the “Transaction Taxes”). The parties agree to timely sign and deliver such certificates or forms as are requested by the other party and may be necessary or appropriate to enable such party to file promptly and timely the Tax Returns for such Transaction Taxes with the appropriate Taxing authorities and remit payment of the Transaction Taxes.

(c) Notwithstanding any other provision of this Agreement, the Alberto-Culver Parties shall be liable for all Taxes arising from or attributable to (i) any excess loss accounts or deferred intercompany transactions taken into account under Section 1502 of the Code or Treasury Regulations issued thereunder and any similar items (including but not limited to “deferred intercompany stock accounts” for California tax purposes) taken into account under state, local or foreign Tax laws as a result of the transactions contemplated by the Separation Agreement and the Investment Agreement (including deferred intercompany gain attributable to the license of certain intangibles granted by Alberto-Culver to Pro-Line International, Inc.), (ii) Sections 301(c)(3) or 357(c) of the Code and any similar provisions of state, local and foreign Tax law as a result of the transactions contemplated by the Separation Agreement or the Investment Agreement, except as described in Section 2.04(d), (iii) recapture of any “dual consolidated losses” attributable to any member of the Alberto-Culver Group within the meaning of Section 1503 of the Code, (iv) any failure to withhold Taxes with respect to payments to be made to non-residents of the United States, or to employees, in connection with the transactions contemplated by the Separation Agreement, if such failure is attributable to Alberto-Culver’s failure prior to the Distributions Date to (x) provide New Sally with an accurate estimate of earnings and profits pursuant to Section 6.10(d) of the Investment Agreement or (y) institute proper procedures to enable New Sally to timely and properly withhold and remit such Taxes, or and (v) any Taxes arising as a result of a disallowance of deductions for expenses incurred during the Taxable year ending September 30, 2006 relating to failed merger and acquisition related activity of the Affiliated Group.

(d) Notwithstanding any other provision of this Agreement (including Section 2.04(c)), the Sally Parties shall be liable for (i) all Taxes arising from or attributable to any deferred intercompany transactions relating to sales of inventory from a member of the Alberto Group to a member of the Sally Group (but only in an amount of Taxable income or gain not to exceed $5 million); (ii) any Tax incurred in distributing the Debt Financing proceeds from the borrower(s) thereof to New Sally; and (iii) any Tax arising from a failure to remit Taxes with respect to payments to be made to non-residents of the United States, or employees, in connection with the transactions contemplated by the Separation Agreement, except to the extent such failure is attributable to a failure by Alberto-Culver to institute proper procedures to enable New Sally to properly withhold under Section 2.04(c) above or provide New Sally with an accurate estimate of earnings and profits pursuant to Section 6.10(d) of the Investment Agreement.

SECTION 2.05. Sally Taxes; Alberto-Culver Taxes.

(a) The portion of any Covered Group Taxes for any Covered Group Year constituting Sally Taxes shall be computed on a Sally Separate Group Basis. The remaining portion of any Covered Group Taxes for any Covered Group Year shall constitute Alberto-Culver Taxes.

(b) Any Tax (including escheat liability) other than Covered Group Taxes (which Taxes are addressed in Section 2.05(a) above and Section 2.12 below) shall constitute (i) an Alberto-Culver Tax to the extent a member of the Alberto-Culver Group has the primary liability to a Governmental Entity for such Tax and (ii) a Sally Tax to the extent a member of the Sally Group has the primary liability to a Governmental Entity for such Tax, provided that any Tax of Alberto-Culver attributable to a Pre-Distribution Period for which New Sally is liable after the Distributions Date to such Governmental Entity as a “successor” to Alberto-Culver for Tax purposes for any Covered Group Year (such Tax, a “Specified AC Tax”) shall constitute an Alberto-Culver Tax. Any Sally Taxes described in this Section 2.05(b) shall constitute “Standalone Sally Taxes”.

SECTION 2.06. Calculation of Estimated Pre-Closing Income Taxes; Pre-Closing vs. Post Closing Issues.

(a) The Required Retained Cash Amount shall include the Estimated Pre-Closing Income Taxes. “Estimated Pre-Closing Income Taxes” shall mean the net amount of:

(i) Pre-2007 Covered Group Taxes and Sally Standalone Income Taxes: with respect to all Shared Returns (i.e., Income Tax Returns with respect to Covered Group Taxes or Sally Standalone Income Taxes) to be filed after the Distributions Date for a Taxable year ending on or before the Distributions Date, an estimate of the total amount of Income Taxes that will be reflected on such Shared Returns less the Prior Payments for such Shared Returns as of the Distributions Date;

(ii) 2007 Group Taxes: with respect to all Shared Returns for Covered Group Taxes to be filed after the Distributions Date for any taxable year that began before and ends after the Distributions Date, an estimate of the Covered Group Taxes reportable on such Shared Returns that are attributable to the portion of such taxable year ending on the Distributions Date (including any Taxes described in Section 2.04(c)(i), (ii) or (iii)), less the Prior Payments for such Shared Returns as of the Distributions Date;

(iii) 2007 Standalone Sally Income Taxes: with respect to all Income Tax Returns to be filed after the Distributions Date for Standalone Sally Income Taxes for any taxable year that began before and ends after the Distributions Date, an estimate of the Standalone Sally Income Taxes reportable on such Tax Returns that are attributable to the portion of such taxable year ending on the Distributions Date, less the Prior Payments for such Tax Returns as of the Distributions Date;

(iv) 2007 Specified AC Taxes: with respect to all Tax Returns to be filed after the Distributions Date for Specified AC Taxes for any taxable year that began before and ends after the Distributions Date, an estimate of the Specified AC Taxes reportable on such Tax Returns less the Prior Payments for such Tax Returns as of the Distributions Date;

(v) Cushion: an amount equal to $2.0 million plus an additional $500,000 for each audit shown on Schedule 2.06 of this Agreement that is not resolved and fully paid prior to the Distributions Date, as full compensation for Sally Taxes attributable to Pre-Distribution Periods for which Tax Returns have already been filed as of the Distributions Date; and

(vi) Refunds: without duplication, any Tax refunds and overpayments described in Section 2.06(f) attributable to periods ending prior to September 30, 2006 and not otherwise taken into account in clauses (i) through (v) above.

(b) Upon the filing after the Distributions Date of any Shared Return required to be taken into account in computing the Estimated Pre-Closing Income Taxes under Section 2.06(a)(i) (relating to Pre-2007 Group Taxes and Pre-2007 Standalone Sally Income Taxes), a “true-up” payment shall be made between New Sally and New Alberto-Culver to adjust for any differences between the amounts actually reflected on such Income Tax Return and the estimates taken into account in computing the Estimated Pre-Closing Income Taxes. Upon the filing after the Distributions Date of any Shared Return required to be taken into account in computing the Estimated Pre-Closing Income Taxes under Section 2.06(a)(ii) (relating to 2007 Group Taxes), a “true-up” payment shall be made between New Sally and New Alberto-Culver to adjust for any difference between the Alberto-Culver Taxes reflected on such Income Tax Return and the Alberto-Culver Taxes estimated under Section 2.06(a)(ii) for such Shared Return (with the amount of Alberto-Culver Taxes being determined in accordance with the principles set forth in Section 2.05(a)). Upon receipt, crediting, offset or disallowance of any refunds or overpayments taken into account under Section 2.06(a), a “true-up” payment shall be made between New Sally and New Alberto-Culver to adjust for any differences between the amounts actually received by the New Sally Group after the Distributions Date (or the actual amount credited or offset against a Tax for which the New Sally Group is responsible after the Distributions Date) and the amounts taken into account under Section 2.06(a). To the extent any refund or overpayment is not so received, credited or offset on or prior to the second anniversary of the Distributions Date, (i) such refund or overpayment shall be deemed to have been disallowed and a true-up payment shall be made by New Alberto-Culver to New Sally and (ii) if such refund or overpayment is thereafter so received, credited or offset, New Sally shall make a payment to New Alberto-Culver to reverse such true-up payment. All true-up payments pursuant to this Section 2.06(b) shall be made without duplication of true-up payments made to the Sally Parties pursuant to Section 2.04(c) of the Separation Agreement to the extent such payments relate to Estimated Pre-Closing Income Taxes. The parties shall cooperate in simplifying the true-up procedures contemplated by this Section 2.06(b).

(c) For purposes of Section 2.06(a)(ii) and (iii), in the case of any Income Taxes imposed for a taxable year that begins before but ends after the Distributions Date, the items of income, gain, loss and deduction attributable to the portion of such taxable year ending on the Distributions Date shall be determined using the interim closing-of-the-books method in a manner that does not distort the portion of the net taxable income treated as attributable to the pre-Distribution period or the post-Distribution period by (i) in the case of any deductions that are calculated on an annual basis (such as the deduction for depreciation), apportioning such deductions ratably between Pre-Distribution Periods and Post-Distribution Periods on a per diem basis, (ii) equitably apportioning any adjustments under Section 481 of the Code and similar items between the pre-Distributions Date portion and the post-Distributions Date portion (other than as a result of a filing by New Sally of an application for change in method of accounting following the Distributions Date), and (iii) giving effect to the intent of Section 2.06(d).

(d) Notwithstanding any other provision of this Agreement, to the extent permitted by law, the following amounts (the “Sally Compensation Payments”) shall be treated as deductible by New Sally or its Subsidiaries for all Income Tax purposes and attributable to taxable years (or portions thereof) that begin after the Distributions Date: (i) any amount payable by the Sally Parties as to which Alberto-Culver is required to make a payment to Sally pursuant to Section 4.03 of the Employee Matters Agreement representing the after-tax cost of such payment, (ii) the $3.6 million payable to Michael Renzulli in connection with the Transactions and (iii) any deduction arising by virtue of the exercise after the Distributions Time of any compensatory option to acquire New Sally Common Stock. To the extent permitted by law, the following amounts (the “AC Compensation

Payments”) shall be treated as deductible by Alberto-Culver or its Subsidiaries for all Income Tax purposes (and not by Sally): (A) any deduction arising by virtue of the exercise of any compensatory option to acquire Alberto-Culver Stock or New Alberto-Culver Common Stock, and (B) any deduction arising by virtue of the vesting prior to or after the Distributions Time of any restricted shares of Alberto-Culver Common Stock that were outstanding for corporate purposes as of the third trading day prior to the Distributions Time. In the event that, notwithstanding the foregoing, it is determined that any Sally Compensation Payment is deductible by Alberto-Culver or any of its Subsidiaries or any AC Compensation Payment is deductible by New Sally or any of its Subsidiaries, appropriate reconciliation payments shall be made between the parties.

(e) To the extent required by Applicable Laws, the Taxable year of each member of the Alberto-Culver Group shall close at the close of the Distributions Date and the Taxable income of such year for Income Tax purposes shall be computed taking into account the principles of Treasury Regulation Section 1.1502-76(b) or of a corresponding provision under the laws of an applicable state, local, municipal or foreign jurisdiction, except that no “ratable allocation election” for extraordinary items as defined thereunder will be made.

(f) For purposes of Section 2.06(a), Tax refunds entitled to be received by New Sally or its Subsidiaries after the Distributions Date that have been applied for but not yet received shall be treated as Prior Payments but solely to the extent the Sally Parties are permitted to retain such refunds after the Distributions Time. Any refund of Taxes received by or on behalf of Monarch Beauty Supply Co. Ltd., which is required to be paid over to a third party under an indemnity obligation, shall not constitute a Prior Payment, except to the extent the third party has already been otherwise compensated by Alberto-Culver prior to the Distributions Time and the obligation to the turn over such refund has thus been extinguished. To the extent such refund is received before the Distributions Time, Alberto-Culver shall have caused such refund to be paid over to such third party and any amount not paid over shall be treated as an unpaid Alberto-Culver Tax for all purposes of this Agreement. Any other Tax refund that gives rise to an offsetting obligation to a third party shall be treated similarly. Any overpayment or refund that would otherwise be taken into account under this Section 2.06 shall be reduced to take into account any Tax cost that would arise from such overpayment or refund. Any refund that would otherwise be taken into account under this Section 2.06 shall exclude any interest with respect thereto for periods after the Distributions Date.

SECTION 2.07. Tax Attributes. Tax benefit carryforwards to Post-Distribution Periods, including net operating loss carryforwards, net capital loss carryforwards, foreign Tax credit carryforwards and research and development credit carryforwards shall be computed and allocated between the Alberto-Culver Group and the Sally Group based on the group that generated such item, except to the extent otherwise provided under Applicable Laws.

SECTION 2.08. Carryback Provisions. Unless the parties otherwise agree in writing, the Alberto-Culver Parties and the Sally Parties shall elect and shall cause each of the Alberto-Culver Subsidiaries or Sally Subsidiaries to elect, where permitted by Applicable Laws, to carry forward any loss, credit or similar Tax attribute (“Tax Carryover Attribute”) arising in a Post-Distribution Period, with respect to a Shared Return, that could, in the absence of such election, be carried back to a Pre-Distribution Period. Any refund or credit of Taxes resulting from the required carryback of any Tax Carryover Attribute attributable to a member of the Alberto-Culver Group arising in a Post-Distribution Period shall be for the account and benefit of New Alberto-Culver; provided, however, that New Sally shall only be required to pay such amount to New Alberto-Culver at the time such amount is actually realized in cash, credit, refund or offset by the Sally Group after taking into account (i) all other Tax attributes of the Affiliated Group and (ii) any carryback of any Tax Carryover Attribute attributable to any member of the Sally Group. Any refund, credit or offset of Taxes resulting from the carryback of any Tax Carryover Attribute attributable to a member of Sally Group arising in a Post-Distribution Period shall be for the account and benefit of New Sally. If a member of the Alberto-Culver Group recognizes a Tax Carryover Attribute that, under Applicable Laws, must be carried back to a Pre-Distribution Period during which Alberto-Culver or any Alberto-Culver Subsidiary joined in filing a Tax Return on a consolidated, combined, or unitary basis with one or more of New Sally, Sally or any Sally Subsidiary, New Sally shall, at the expense of

New Alberto-Culver, file appropriate refund claims within a reasonable period after being requested by New Alberto-Culver to do so, unless such filing shall affect the liability or any attributes of the Sally Parties or any of their Affiliates under this Agreement (including the ability of any member of the Sally Group to carry back a Tax attribute), in which case such filing shall be subject to New Sally’s prior written consent (such consent not to be unreasonably withheld). Consent shall not be considered unreasonably withheld within the meaning of the preceding sentence if such filing would increase Taxes for which the Sally Parties would be responsible under this Agreement and for which New Alberto-Culver does not compensate the Sally Parties. If a refund claim for which the Alberto-Culver Parties have received payment from the Sally Parties is subsequently disallowed by the relevant Governmental Entity, the Alberto-Culver Parties shall promptly return such payment to the Sally Parties together with any interest, penalties and additions to Tax resulting from such disallowance. No member of either the Sally Group or the Alberto-Culver Group shall claim “group relief” for United Kingdom corporation tax purposes with respect to any member of the other group without the prior written consent of such other group (such consent not to be unreasonably withheld). New Sally agrees to elect to claim a credit (rather than a deduction) for all foreign Taxes paid, deemed paid or accrued with respect to its Shared Return that includes the Distributions Date. New Sally shall allow the Alberto-Culver Parties to prepare and file a claim for refund for any such creditable foreign Taxes which can be carried back to a preceding Tax year. Any Tax refund resulting from such foreign Tax credit carryback claim shall be allocated to the Alberto-Culver Parties in a ratio of the foreign Taxes paid, deemed paid or accrued prior to the Distributions Date divided by the total foreign Taxes paid, deemed paid or accrued with respect to the entire Taxable year. Any remaining Tax refund shall be allocated to the Sally Parties.

SECTION 2.09. General Tax Payments. With respect to any Taxes for which one party (the “Liable Party”) is liable under Article II and that are to be remitted in connection with Tax Returns to be filed by the other party (the “Filing Party”) after the Distributions Date, the Liable Party shall make any payment of estimated Taxes no later than the fifth day after receipt of written request (but not before the fifth date preceding the due date for such payment) from the Filing Party setting forth the Filing Party’s good faith estimate of the Liable Party’s portion of the estimated Taxes to be remitted. Promptly after the date that the Tax Return for the Taxable period is due (including extensions), the Filing Party shall provide a written request to the Liable Party describing in reasonable detail the amount of any true-up payment owed to the Filing Party and to be made by the Liable Party or any true-up payment owed by the Filing Party to the Liable Party as a result of an overpayment by the Liable Party. A true-up payment shall be made no later than fifteen (15) days after receipt of the written request for the true-up payment.

SECTION 2.10. Other Payments. Other payments due to a party under Article II shall be due (a) in the case of the receipt or crediting of a refund, five (5) days after such receipt or crediting and (b) in the case of a Final Determination, or the completion of an audit, assessment or examination or similar event, (2) days prior to the date payment is to be made to the Governmental Entity. In the case of a delay in payment, the party required to have made payment shall pay interest to the other party at the Applicable Federal Rate.

SECTION 2.11. Notice. New Sally and the New Alberto-Culver shall give each other prompt written notice of any payment that may be due under this Agreement, provided that any failure to notify shall not cause any party to forfeit substantive rights, except to the extent the other party is materially prejudiced thereby. Any payment that may be due under this Agreement is to be made by wire transfer of immediately available funds to the account designated by New Sally or New Alberto-Culver in such notice or by any other method as shall be agreed upon by New Sally and New Alberto-Culver.

SECTION 2.12. Audit or Redetermination of U.S. Federal Income Tax Liability or U.S. State, Local or Municipal Consolidated, Combined or Unitary Income Tax Liability.

(a) With respect to an audit or redetermination of any Covered Group Taxes for any Covered Group Year, the amount constituting Sally Taxes (other than with respect to Restructuring Taxes) shall be determined on the Sally Separate Group Basis with respect to the Sally Group and any remaining Taxes arising from such audit or redetermination shall constitute Alberto-Culver Taxes.

(b) To the extent required by Applicable Laws, with respect to any Income Tax audit or redetermination of any foreign Tax credit claimed with respect to any Pre-Distribution Period, in the determination of foreign source income, the research and development expenses, interest expenses, and other general administrative expenses shall be allocated to the foreign source income which gave rise to such expense allocation.

(c) For the avoidance of doubt, (i) any adjustment to or redetermination of the Tax liability of the Sally Group or the Alberto-Culver Group under this Section 2.12 shall be made only with respect to Covered Group Taxes for Covered Group Years which arise by reason of an audit, adjustment, redetermination or examination and (ii) in the case of any adjustment to any other Taxes, the liability arising therefrom shall be determined under the principles of Section 2.05(b).

SECTION 2.13. Amended Tax Returns. From and after the Distributions Time, the Sally Parties shall not, and shall not permit any of their Affiliates to, file any amended Tax Return for any Pre-Distribution Period that includes Alberto-Culver or any Alberto-Culver Subsidiary without the prior written consent of New Alberto-Culver (such consent not to be unreasonably withheld) unless such amended Tax Return does not affect the liability or any attributes of the Alberto-Culver Parties or any of their Affiliates under this Agreement or the Investment Agreement (including the ability of New Alberto-Culver to carry back a Tax Carryover Attribute in accordance with Section 2.08). Notwithstanding the foregoing, the parties agree to file the foreign Tax credit refund claims described in Section 2.08.

ARTICLE III

TAX AUDITS

The following provisions shall apply from and after the Distributions Time.

SECTION 3.01. Controlling Party. Except as otherwise provided in this Agreement, New Sally shall be the Controlling Party with respect to any Covered Group Tax for which it (or any of its Subsidiaries) has the primary liability to the Governmental Entity (e.g., U.S. federal Income Taxes) and New Alberto-Culver shall be the Controlling Party for any Covered Group Taxes for which it (or any of its Subsidiaries) has the primary liability to the Governmental Entity. The Controlling Party with respect to any Covered Group Tax shall have the right to control the conduct and disposition of all audits or other proceedings with respect to such Covered Group Tax, provided that New Alberto-Culver shall (subject to the other provisions of this Agreement) have the right to conduct and lead any audit or other proceedings with respect to any Covered Group Taxes for Taxable years ending on or prior to September 30, 2006, and any audit or other proceedings relating to any Restructuring Taxes, unless such Restructuring Taxes are imposed solely as a result of a Sally Tainting Act.

SECTION 3.02. Indemnified Claims in General. New Sally or New Alberto-Culver shall promptly notify the other in writing upon the receipt of any notice of audit, examination, redetermination or other like proceeding by the relevant Governmental Entity that could reasonably result in any indemnity obligation of a party under this Agreement (the “Indemnitor”), if the Indemnitor is not also the Controlling Party, the Controlling Party shall provide the Indemnitor with information about the nature and progress of the audit, examination, redetermination or other like proceeding and, subject to additional rights of the Indemnitor in certain circumstances under Section 3.03, shall permit the Indemnitor to participate in the proceeding at the Indemnitor’s own expense (including without limitation the right to participate in material conference calls and meetings and to have reasonable comments incorporated in any written submission or response submitted to the relevant Tax authority to the extent such items bear on the Tax for which the Indemnitor could be liable). The Controlling Party shall be liable for any failure to notify or provide such information to the Indemnitor, except to the extent the Indemnitor is not materially prejudiced thereby.

SECTION 3.03. Certain Tax Claims. Any issue raised by the relevant Governmental Entity in any Tax inquiry, audit, redetermination, examination, investigation, dispute, litigation or other proceeding that would result in liability to the Indemnitor under this Agreement is defined as a Claim (a “Claim”). Notwithstanding any other provision of this Agreement that may be construed to the contrary, the Controlling Party agrees to contest any Claim for which the Controlling Party is not reasonably likely to have any liability at the direction of the Indemnitor and not to settle any Claim without prior written consent of the Indemnitor, provided that (i) within 30 days after notice of a Claim is received by the Indemnitor, the Indemnitor shall request in writing that such Claim be contested and (ii) the Indemnitor shall agree to pay (and shall pay) on demand all reasonable out-of-pocket costs, Indemnifiable Losses (including, but not limited to, legal and accounting fees) paid or incurred by the Controlling Party in connection with contesting such Claim. The Indemnitor, at its option, may select as lead counsel of such defense any legal counsel reasonably satisfactory to the Controlling Party. In contesting any Claim in accordance with the foregoing, the Indemnitor shall, after reasonable consultation with the Controlling Party, determine the nature of all actions to be taken to contest such Claim, including (x) whether any action to contest such Claim shall initially be by way of judicial or administrative proceeding, or both, (y) whether any such Claim shall be contested by resisting payment thereof or by paying the same and seeking a refund thereof (provided that the Indemnitor will provide funds on an interest-free basis for payment in the case of the latter course consistent with Section 3.04(b) below), and (z) the court or other judicial body before which judicial action, if any, shall be commenced. To the extent the Indemnitor is not participating, the Controlling Party shall keep the Indemnitor (and, upon request by the Indemnitor, its counsel) informed as to the progress of the contest. In the case of a Claim for which both the Controlling Party and the Indemnitor may bear liability, each party shall bear its own expenses in contesting such a Claim, and the parties agree to use reasonable best efforts to separate the issues for resolution, to the extent possible. To the extent the issues cannot be separated, the parties shall, in good faith, use reasonable best efforts to jointly control the contesting of such a Claim (including the selection of lead counsel), although the party with the greater liability at stake shall ultimately have control over the settlement or other disposition of such Claim (including decisions described in clauses (x), (y) and (z) of the fourth sentence of this Section 3.03) after affording the other party the right to participate fully in contesting the Claim (including without limitation the right to attend material conference calls and meetings and to have reasonable comments incorporated in any written submission or response submitted to the relevant Tax authority to the extent such items bear on the Tax for which the other party could be liable).

SECTION 3.04. Payments with Respect to Claims.

(a) If the Indemnitor accepts full liability for a Claim and requests that the Controlling Party accept a settlement of a Claim offered by the relevant Taxing authority and if such Claim may, in the reasonable discretion of the Controlling Party, be settled without prejudicing its ability to defend against any claims the relevant Taxing authority may have with respect to matters unrelated to the Claim, the Controlling Party shall either accept such settlement offer or agree with the Indemnitor that the Indemnitor’s liability with respect to such Claim shall be limited to the lesser of (i) an amount calculated on the basis of such settlement offer plus interest owed to the relevant Taxing authority on the date of eventual payment or (ii) the amount calculated on the basis of a Final Determination.

(b) If it is determined that the Controlling Party shall pay the Tax claimed and seek a refund, the Indemnitor shall lend sufficient funds on an interest-free basis to the Controlling Party (with no net after-Tax cost to the Controlling Party), to cover any applicable indemnity obligations of the Indemnitor under this Agreement. To the extent such refund claim is ultimately disallowed, the loan or portion thereof equal to the amount of the refund claim so disallowed shall be applied against the Indemnitor’s obligation to make indemnity payments pursuant to this Agreement. To the extent such refund claim is allowed, the Controlling Party shall pay to the Indemnitor all amounts advanced to the Controlling Party with respect to the indemnity obligation within 10 days of the receipt of such refund (or if the Controlling Party would have received such refund but for the existence of a counterclaim or other claim not indemnified by the Indemnitor under this Agreement, within 10 days of the final resolution of the contest), plus an amount equal to any interest received (or that would have been received) from the relevant Taxing authority that is properly attributable to such amount.

(c) Except as provided below, the Controlling Party shall not settle a Claim that the Indemnitor is entitled to require the Controlling Party to contest under Section 3.03 without the prior written consent of the Indemnitor. At any time, whether before or after commencing to take any action pursuant to this Article III with respect to any

Claim, the Controlling Party may decline to take action with respect to such Claim and may settle such Claim without the prior written consent of the Indemnitor by notifying the Indemnitor in writing that the Indemnitor is released from its obligations to indemnify the Controlling Party with respect to such Claim (which notification shall release the Indemnitor from such obligations except to the extent the Indemnitor has agreed in writing that it would be willing to have its liability calculated on the basis of a settlement offer, as provided in Section 3.04(a), at that point in the contest) and with respect to any Claim related to such Claim or based on the outcome of such Claim. If the Controlling Party settles any Claim or otherwise takes or declines to take any action pursuant to this paragraph, the Controlling Party shall pay to the Indemnitor any amounts paid or advanced by the Indemnitor with respect to such Claim (other than amounts payable by the Indemnitor in connection with a settlement offer pursuant to Section 3.04(a)), plus interest attributable to such amounts.

(d) If any party required to make a payment hereunder fails to make such payment when required by this Agreement (or, if no required time period is specified, within 10 Business Days of written request by the party to whom the payment is due), the amount due shall bear interest at a rate equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made plus 2%.

ARTICLE IV

COOPERATION

The following provisions shall apply from and after the Distributions Time.

SECTION 4.01. Inconsistent Actions. Each party hereto agrees to, and to cause each of its Affiliates to, (a) report the Alberto-Culver Merger and the Alberto-Culver Conversion together as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Alberto-Culver Contribution followed by the Share Distribution as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code, and the Share Distribution as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code on all Tax Returns and other filings, and (b) comply with and take no action inconsistent with the representations and covenants provided to the IRS in connection with obtaining the Private Letter Ruling, and (c) not fail to be engaged in the conduct of the active trade or businesses relied upon for purposes of satisfying the requirements of Section 355(b) of the Code for purposes of the Private Letter Ruling. For all Post-Distribution Periods, each party to this Agreement agrees to, and to cause each of its Affiliates to, in the absence of a controlling change in Applicable Laws or circumstances, report on all Tax Returns, the Tax consequences of the transactions undertaken pursuant to the Transaction Agreements and the Investment Agreement in accordance with the positions taken with respect to such transactions to the extent reported on Tax Returns filed with respect to all Covered Group Years in respect of such transactions. For the avoidance of doubt, any action described in proviso (A) to the definition of Sally Tainting Act (applied without regard to provisos (B) and (C) thereto) shall not be considered a violation by the Sally Parties of Section 4.01(b).

SECTION 4.02. Prohibited Acts.

(a) For 24 months following the Distributions Date (the “Restricted Period”), each of the Sally Parties and their Affiliates, on the one hand, and each of the Alberto-Culver Parties and its Affiliates, on the other hand, agree that they will not (i) redeem or otherwise repurchase any capital stock of New Sally or New Alberto-Culver other than pursuant to open market stock repurchase programs meeting the requirements of Section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696, or (ii) enter into any agreements or arrangements with respect to transactions or events (including, but not limited to, capital contributions or acquisitions, entering into any partnership or joint venture arrangements, stock issuances, stock acquisitions, option grants, or a series of such transactions or events (but excluding the Share Distribution)), in the case of each of clauses (i) and (ii) above that, if considered part of a plan that includes the Share Distribution would result in one or more Persons acquiring, directly or indirectly, stock of New Sally or New Alberto-Culver representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code (the acts described in Section 4.01 hereof and clauses (i) and

(ii) above, collectively, the “Prohibited Acts”). Notwithstanding the foregoing, the following shall not be considered a Prohibited Act: (v) the issuance of any compensatory options by New Sally, (w) the issuance of any New Sally stock pursuant to any New Sally compensatory option, and (x) the repurchase of any New Sally restricted stock, in each case described in clauses (v), (w) and (x), if such action satisfies the conditions of Treasury Regulation 1.355-7(d)(8)(i) and (y) the acts described in proviso (A) to the definition of Sally Tainting Act (applied without regard to provisos (B) and (C) thereto). For the avoidance of doubt, any issuance of additional equity or rights to acquire new equity by New Sally to Investor or to new investors (other than pursuant to the preceding sentence) or a secondary acquisition of New Sally stock by Investor during the Restricted Period shall be considered a Prohibited Act.

(b) Notwithstanding the foregoing, a party may take any of the Prohibited Acts, subject to Section 2.04, if, (i) in the case of the Alberto-Culver Parties and their Affiliates, (A) New Alberto-Culver first obtains (at its expense) an opinion in form and substance reasonably acceptable to New Sally of Sidley Austin LLP or another nationally recognized law firm reasonably acceptable to New Sally, which opinion may be based on usual and customary factual representations, or (B) at New Alberto-Culver’s request, New Sally (at New Alberto-Culver’s expense) obtains a supplemental ruling from the IRS, or, (ii) in the case of New Sally and its Affiliates, (A) New Sally first obtains (at its expense) an opinion in form and substance reasonably acceptable to New Alberto-Culver of Debevoise & Plimpton LLP or another nationally recognized law firm reasonably acceptable to New Alberto-Culver, which opinion may be based on usual and customary factual representations or (B) New Sally (at its expense) obtains a supplemental ruling from the IRS, in each case that such Prohibited Act(s), and any transaction related thereto, will not affect any of the conclusions set forth in the Private Letter Ruling or Tax Opinion, including (i) the qualification of the Share Distribution under Section 355 and Section 368(a)(1)(D) of the Code, and (ii) the nonrecognition of gain to New Sally in the Share Distribution. A party may also take any of the Prohibited Acts, subject to Section 2.04, with the written consent of the other party in the other party’s sole and absolute discretion. During the Restricted Period, the parties shall provide, and shall cause their respective Affiliates to provide, all information reasonably requested by the other party relating to any transaction involving an acquisition (directly or indirectly) of that party’s stock within the meaning of Section 355(e) of the Code. The parties hereto agree that the payment of monetary compensation would not be an adequate remedy to a breach of the obligations described in the Prohibited Acts, and each party consents to the issuance and entry of an injunction to prevent a breach of the obligations contained in the Prohibited Acts, subject to the waiver and consent described in the preceding sentence. New Alberto-Culver represents that, to its knowledge, from the date of this Agreement until the time of the Distributions, and except as contemplated by the Investment Agreement or the Transaction Agreements, there will be no agreement, understanding, arrangement or substantial negotiations by New Sally (or any of its Subsidiaries) concerning any acquisition of New Sally stock for purposes of applying Treas. Reg. § 1.355-7(d)(3) and an opinion and/or ruling obtained in accordance with Section 4.02(b)(ii) may assume the accuracy of such representation.

SECTION 4.03. Cooperation with Respect to Tax Return Filings, Examinations and Tax Related Controversies. In addition to any obligations imposed pursuant to the Separation Agreement, each party shall fully cooperate with the other party and its representatives, in a prompt and timely manner, in connection with (i) the preparation and filing of and (ii) any inquiry, audit, redetermination, examination, investigation, dispute, or litigation involving, any Tax Return required to be filed by such other party pursuant to this Agreement. Such cooperation shall include, but not be limited to, (x) the execution and delivery to such other party of any power of attorney required to allow such other party and its counsel to participate in or control any inquiry, audit or other administrative proceeding and to assume the defense or prosecution, as the case may be, of any suit, action or proceeding pursuant to the terms of and subject to the conditions set forth in Article III, and (y) making available, during normal business hours, and within 15 days of any written request therefor, all books, records and information, and the assistance of all officers and employees, necessary or useful in connection with the preparation of any Tax return or any Tax inquiry, audit, redetermination, examination, investigation, dispute, litigation or any other matter. Any recoveries by the Sally Parties, the Alberto-Culver Parties, or any of their respective Affiliates against third parties (including awards for damages) relating to Restructuring Taxes shall be shared and allocated by the parties consistently with the allocation of the underlying Restructuring Taxes.

SECTION 4.04. Cooperation with Respect to Particular Tax Return Filings. With respect to each Alberto-Culver Subsidiary disclosed on Schedule 4.04 of this Agreement for which a Treasury Regulation Section 1.1503-2T(g)(2) election has or will be made for Pre-Distribution Periods, New Alberto-Culver shall prepare and New Sally shall timely file or cause to be timely filed a closing agreement with the IRS pursuant to Treasury Regulation Section 1.1503-2(g)(2)(iv)(B)(3)(i). New Alberto-Culver shall cause any Alberto-Culver Affiliate required to execute such closing agreement to actually execute such closing agreement, cooperate with the completion and timely filing of the closing agreement and accept and assume the Tax obligations related to the closing agreement. The Alberto-Culver Parties shall, in a manner consistent with Article IV of the Separation Agreement (including the principles of Section 4.05 of the Separation Agreement), indemnify, defend, and hold harmless the Sally Indemnified Parties from and against, any and all Indemnifiable Losses incurred or suffered by one or more of the Sally Indemnified Parties in connection with, relating to, arising out of, or due to, directly or indirectly any inaccuracy of any item disclosed on Schedule 4.04.

SECTION 4.05. Other Tax Matters. The Sally Parties agree not to take any action for a period of two years following the Distributions Date that would be reasonably likely to cause the original acquisition of Monarch Beauty Supply Co. Ltd. to fail to qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code, provided that (a) the Sally Parties shall in no event be required under this Section 4.05 to pay any amount after the Distributions Time in excess of any refunds or other similar amounts received by the Sally Parties after the Distributions Time and (ii) the Sally Parties shall only be required to issue New Sally Common Stock in connection therewith to the extent requested by Alberto-Culver.

ARTICLE V

RETENTION OF RECORDS; ACCESS

The Alberto-Culver Group and the Sally Group shall retain all Information in accordance with Section 6.04 of the Separation Agreement. At or prior to the Distributions Time, Alberto-Culver shall make available to New Sally to copy all consolidated, combined and unitary Tax Returns of the Affiliated Group and all notes, workpapers, correspondence and other records related thereto.

ARTICLE VI

DISPUTES

From and after the Distributions Time, if New Alberto-Culver and New Sally cannot agree on the calculation of any liability under this Agreement, or the interpretation or application of any provision under this Agreement, either party may provide to the other party written notice of intent to invoke the dispute resolution procedures of this Article VI. Within 10 days following the receipt of such written notice, New Alberto-Culver and New Sally shall jointly retain a nationally recognized law firm or “big four” accounting firm, which firm is independent of both parties (the “Independent Firm”), to resolve the dispute. If the parties cannot jointly agree on an Independent Firm to resolve the dispute within the 10 day period, then each party shall select a nationally recognized law firm or “big four” accounting firm, which firm is independent of both parties, and both law or accounting firms shall jointly select an Independent Firm which shall make the determination under this Article VI. The Independent Firm shall act as an arbitrator to resolve all points of disagreement and its decision shall be final and binding upon all parties involved. The Independent Firm shall determine the appropriate outcome based upon this Agreement with respect to each disputed item. The Independent Firm shall have 90 days from the date that it is selected in which to make such determinations, unless New Alberto-Culver and New Sally mutually agree on an extension of such period or the Independent Firm, in its discretion, determines that an extension of such period is warranted by exceptional circumstances. New Alberto-Culver and New Sally shall provide the Independent Firm with such information or documentation as the Independent Firm deems in its discretion to be necessary for it to make the determinations requested of it. Any determination by the Independent Firm shall be in writing.

Following the decision of the Independent Firm, New Alberto-Culver and New Sally shall each take or cause to be taken any action necessary to implement the decision of the Independent Firm. The fees and expenses relating to the Independent Firm shall be borne by the party that such Independent Firm determines has lost the dispute. Notwithstanding the foregoing, this Article VI shall not apply to any dispute arising under Section 2.04 with respect to the respective liability of the parties in the event Restructuring Taxes are imposed.

ARTICLE VII

SURVIVAL OF LIABILITIES

Notwithstanding any other provision in this Agreement, any liabilities under this Agreement shall survive for 60 days following any applicable statute of limitation; provided, however, that each party may continue to demand the full amount of payment to be made with respect to any such liabilities under this Agreement and such liabilities shall continue to survive until paid in full in accordance with this Agreement.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Entire Agreement; Construction. This Agreement, the Separation Agreement, the Investment Agreement and the Ancillary Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein and therein, will together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there is a conflict relating to Taxes between the provisions of this Agreement and the provisions of the Separation Agreement, the Investment Agreement or any other Ancillary Agreements the provisions of this Agreement shall control.

SECTION 8.02. Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the parties contained in this Agreement will remain in full force and effect and survive the Distributions Time.

SECTION 8.03. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

SECTION 8.04. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) upon confirmation of receipt if delivered by telefacsimile, (iii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (iv) when received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	If to New Alberto-Culver or Alberto-Culver, to:

Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160

	Fax:	(708) 450-2511
	Attention:	Chief Executive Officer Senior Vice President and General Counsel (with a separate notice to be sent to each such person)

with a copy to

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
	Fax:	(312) 853-7036
	Attention:	Frederick C. Lowinger, Esq.
David J. Zampa, Esq.

(b)	If to New Sally or Sally, to:

Sally Holdings, Inc.
3001 Colorado Blvd.
Denton, Texas 76210
	Fax:	(940) 297-4990
	Attention:	Vice President and General Counsel

with a copy at any time prior to the Distributions Time to

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
	Fax:	(312) 853-7036
	Attention:	Frederick C. Lowinger, Esq.
David J. Zampa, Esq.

And with a copy at any time to

CDRS Acquisition LLC
c/o Clayton, Dubilier & Rice Fund VII, L.P.
1403 Foulk Road, Suite 106
Wilmington, DE 19803
	Fax:	(302) 427-7398

With a copy to

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
	Fax:	(212) 909-6836
	Attention:	Paul S. Bird, Esq.

SECTION 8.05. Payments. Any payment that may be due under this Agreement is to be made by wire transfer of immediately available funds to the account designated by the Alberto-Culver Parties or the Sally Parties in such notice or by any other method as shall be agreed upon by the Alberto-Culver Parties and the Sally Parties.

SECTION 8.06. Consent to Jurisdiction. Each of the Sally Parties and the Alberto-Culver Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of the Sally Parties and the Alberto-Culver Parties hereby irrevocably submits with regard to any such action or proceeding for themselves and in respect to their property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Sally Parties and the Alberto-Culver Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 8.07. Amendments. This Agreement cannot be amended except by a written agreement executed by the Alberto-Culver Parties and the Sally Parties; provided, that unless the Investment Agreement shall have been terminated, any such amendment shall be subject to the prior written consent of Investor, such consent not to be unreasonably withheld, conditioned or delayed.

SECTION 8.08. Assignment. No party to this Agreement will (or permit any of the members of its Group to) convey, assign or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other parties in their sole and absolute discretion; provided that the Sally Parties may assign this Agreement and all of their rights hereunder to their lenders and debt providers for collateral security purposes; and further provided, that unless the Investment Agreement shall have been terminated, any such assignment prior to the Distributions Time shall be subject to the prior written consent of Investor. Any conveyance, assignment or transfer requiring the prior written consent of the other parties or Investor pursuant to this Section 8.08 that is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The obligations of New Alberto-Culver and Alberto-Culver under this Agreement shall be binding upon any Person that acquires all or substantially all the assets or stock of New Alberto-Culver, whether by merger, amalgamation or consolidation, asset purchase, stock purchase or subscription or otherwise, and New Alberto-Culver shall not enter into any agreement for any such transaction that does not so expressly provide in writing. The obligations of Sally and New Sally under this Agreement shall be binding upon any Person that acquires all or substantially all the assets or stock of New Sally, whether by merger, amalgamation or consolidation, asset purchase, stock purchase or subscription or otherwise, and New Sally shall not enter into any agreement for any such transaction that does not so expressly provide in writing.

SECTION 8.09. Captions; Currency. The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles or sections are to articles and sections of this Agreement and all references herein to schedules are to schedules to this Agreement. Unless otherwise specified, all references contained in this Agreement, in any schedule referred to herein or in any instrument or document delivered pursuant hereto to dollars or “$” shall mean United States Dollars.

SECTION 8.10. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. If the economic or legal substance of the transactions contemplated hereby is affected in any manner adverse to any party as a result thereof, the parties and Investor will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 8.11. Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or their respective successors and permitted assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, except that the provisions of Sections 8.08 and 8.10, the proviso in Section 8.07, the proviso in Section 8.13 and this sentence of Section 8.11 shall inure to the benefit of Investor.

SECTION 8.12. Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

SECTION 8.13. Waivers; Remedies. Any agreement on the part of a party hereto to waive the performance by the other party of any of its covenants hereunder shall be valid only if set forth in a written instrument signed on behalf of such party; provided, that unless the Investment Agreement shall have been terminated, any such waiver shall be subject to the prior written consent of Investor, such consent not to be unreasonably withheld, conditioned or delayed. No failure or delay on the part of either the Sally Parties or the Alberto-Culver Parties in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either the Sally Parties or the Alberto-Culver Parties of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

SECTION 8.14. Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

SECTION 8.15. Performance. The Sally Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries. The Alberto-Culver Parties will cause to be performed and hereby guarantee the performance of all actions, agreements and obligations set forth herein to be performed by any of their Subsidiaries.

SECTION 8.16. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.17. Interpretation. Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms “hereof”,

“herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”.

SECTION 8.18. Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Sally Parties and the Alberto-Culver Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first hereinabove written.

NEW SALLY HOLDINGS, INC.

By:	/S/ GARY P. SCHMIDT
Name: Title:	Gary P. Schmidt President

SALLY HOLDINGS, INC.

By:	/S/ GARY WINTERHALTER
Name: Title:	Gary Winterhalter President

NEW ARISTOTLE HOLDINGS, INC.

By:	/S/ GARY P. SCHMIDT
Name: Title:	Gary P. Schmidt President

ALBERTO-CULVER COMPANY

By:	/S/ GARY P. SCHMIDT
Name: Title:	Gary P. Schmidt Senior Vice President, General Counsel and Secretary

Annex D

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEW SALLY HOLDINGS, INC.

New Sally Holdings, Inc. (the “Corporation”), a corporation organized and existing by virtue of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), DOES HEREBY CERTIFY:

1. That the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 16, 2006 under the name New Sally Holdings, Inc. (the “Original Certificate of Incorporation”).

2. That this Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation by unanimous written consent as of [•], 200[•], and by written consent of the sole stockholder of the Corporation dated as of [•], 200[•], in accordance with the DGCL, Sections 228, 242 and 245.

3. The Original Certificate of Incorporation is hereby amended and restated so as to read in its entirety as follows:

FIRST: The name of the Corporation is [•].

SECOND: The Corporation’s registered office in the State of Delaware is at Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 550,000,000 shares, consisting of: (a) 400,000,000 shares of common stock, par value $0.01 (the “Common Stock”), (b) 100,000,000 shares of Class A common stock, par value $0.01 (the “Class A Common Stock”), and (c) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided. As used in this Amended and Restated Certificate of Incorporation, the term “Common Stock” shall include the Common Stock and the Class A Common Stock. Except as otherwise provided herein, all shares of Class A Common Stock and Class A Common Stock will be identical and will entitle the holders thereof to the same rights and privileges.

(a) Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by Section (b) of this Article FOURTH, or (iii) by resolutions, if any, of the Board of Directors fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of the Preferred Stock, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock, provided that the holders of the Class A Common Stock shall not be entitled to vote on any matter or to participate in any dividend or other distribution payable with respect to the Common Stock (other than the Class A Common Stock) and contemplated by (x) the Separation Agreement, dated as of June 19, 2006, among the Corporation, Sally Holdings, Inc, New Aristotle Holdings, Inc. and Alberto-Culver Company (the “Separation Agreement”) and (y) the Investment Agreement, dated as of June 19, 2006, among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC (the “Investment Agreement”). Each share of Common Stock shall share equally, subject to the rights and preferences of the Preferred Stock (as fixed by resolutions, if any, of the Board of Directors), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

(b) Preferred Stock. The Preferred Stock may be issued at any time and from time to time in one or more series. Subject to the provisions of this Amended and Restated Certificate of Incorporation, the Board of Directors is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. Further, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such class or series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

(c) Conversion of Class A Common Stock. At 12:01 a.m. Eastern Standard time on the first day following the Closing Date (as defined in the Investment Agreement), each outstanding share of Class A Common Stock shall automatically convert into a share of Common Stock, without any action by any of the Corporation, the Board of Directors of the Corporation, the holders of Class A Common Stock or any other person and the Corporation shall not be required to notify any person that such conversion has been effective. At such time, the rights of any holder with respect to shares of converted Class A Common Stock will cease and such holder will be deemed to have become the holder of an equivalent number of shares of Common Stock. Promptly upon surrender to the Corporation of a certificate or certificates for shares of converted Class A Common Stock, the Corporation will issue and deliver, in accordance with the surrendering holder’s instructions, the certificate or certificates for Common Stock issuable upon such conversion.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

(a) Classified Board of Directors. Effective as of the Distributions Time (as defined in the Separation Agreement), the directors of the Corporation, subject to the rights of the holders of shares of any class or series of Preferred Stock, shall be classified with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the By-Laws of the Corporation, one class (“Class I”) whose term expires at the 2007 annual meeting of stockholders, another class (“Class II”) whose term expires at the 2008 annual meeting of stockholders, and another class (“Class III”) whose term expires at the 2009 annual meeting of stockholders, with each class to hold office until its successors are elected and qualified. At each annual meeting of stockholders of the Corporation, the date of which will be fixed pursuant to the By-Laws of the Corporation, and subject to the rights of the holders of shares of any class or series of Preferred Stock, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

(b) Removal for Cause. Effective as of the Distributions Time (as defined in the Separation Agreement), subject to the rights of holders of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, any director may be removed at any time, but only for cause, upon the affirmative vote of the holder of the holders of a majority of the combined voting power of the then outstanding stock of the Corporation entitled to vote for the election of directors.

(c) Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the By-Laws.

(d) The election of directors may be conducted in any manner approved by the stockholders at the time when the election is held and need not be by written ballot.

(e) To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the date of the filing of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time. No repeal or modification of this Section (e) by the stockholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section (e) at the time of such repeal or modification.

(f) All corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Amended and Restated Certificate of Incorporation or by the By-Laws) shall be vested in and exercised by the Board of Directors.

(g) The Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the By-Laws of the Corporation, except to the extent that this Amended and Restated Certificate of Incorporation otherwise provide.

(h) The Corporation shall indemnify and advance expenses to the directors of the Corporation to the fullest extent permitted by the applicable provisions of the DGCL, provided that except as otherwise provided in the By-Laws, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board of Directors. The rights provided by this Article FIFTH, Section (h) shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the By-Laws, by agreement, vote of the stockholders or disinterested directors, or otherwise.

SIXTH: The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred upon stockholders or directors are granted subject to this reservation.

SEVENTH: Effective as of the Distributions Time (as defined in the Separation Agreement), no corporate action of stockholders of the Corporation may be taken without a meeting and vote of stockholders.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Amended and Restated Certificate of Incorporation this [•] day of [•], 200[•].

By:
Name:
Title:

Annex E

AMENDED AND RESTATED

BY-LAWS

OF

NEW SALLY HOLDINGS, INC.

[•], 2006

E-i

E-ii

AMENDED AND RESTATED

BY-LAWS

OF

NEW SALLY HOLDINGS, INC.

[•], 2006

ARTICLE I

STOCKHOLDERS

Section 1.01. Annual Meeting. An annual meeting of the stockholders of the Corporation, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix.

Section 1.02. Special Meeting. Special meetings of the stockholders of the Corporation, for any purpose or purposes prescribed in the notice of the meeting, may be called only by the Board of Directors or the Chairman of the Board, Chief Executive Officer or President and shall be held at such place, on such date, and at such time as they or he or she shall fix.

Section 1.03. Notice of Meetings, Adjournment. Written notice of the place, date, and time of all meetings of the stockholders shall be given in accordance with this Section 1.03 and Section 7.01, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise required by law.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in accordance with this Section 1.03 and Section 7.01. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

An affidavit of the mailing or other means of giving any notice of any stockholders’ meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Corporation giving the notice, shall be prima facie evidence of the giving of such notice.

Section 1.04. Quorum. At all meetings of the stockholders of the Corporation, the holders of stock issued and outstanding and entitled to cast a majority of the votes entitled to be cast thereat, present in person or by proxy, shall constitute a quorum for the transaction of any business, except to the extent that the presence of a larger percentage may be required by these By-Laws, by law or by the Amended and Restated Certificate of Incorporation. If such majority (or such larger percentage) shall not be present or represented at any meeting of the stockholders, the Chairman of the meeting or stockholders entitled to cast a majority of the votes entitled to be cast thereat, present in person or by proxy, shall have power to adjourn the meeting to another place, date or time.

Section 1.05. Stockholders Entitled to Vote; Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than

10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the next day preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.06. Order of Business at Annual Meetings and Special Meetings. At any annual meeting or special meeting, such business (including nominations for election of directors) shall be conducted only if brought before such meeting by or at the direction of the Board of Directors or by any stockholder who complies with the procedures set forth in this Section 1.06.

For business to be properly brought before an annual or special meeting by a stockholder, the business must be a proper subject for action by stockholders and the stockholder must give written notice to the Secretary in accordance with this Section 1.06. The stockholder’s notice must be received by the Secretary at the principal executive offices of the Corporation (a) in the event of an annual meeting of stockholders (other than the 2007 annual meeting of the stockholders), not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; (b) in the event of a special meeting of stockholders, not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs or (c) in the case of proposals required to be included in the Corporation’s Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, in accordance with that rule. Except for stockholders’ proposals required to be included in the Corporation’s Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to be in proper written form, a stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting the following: (i) a description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and the complete text of any resolutions to be presented at the meeting; (ii) the stockholder’s name and address, as it appears on the Corporation’s books; (iii) a representation that the stockholder is a holder of the Corporation’s voting stock and the class or series and number of shares of stock of the Corporation which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business. In the case of nomination(s) for election as a director, the stockholder’s notice must comply with the previous two sentences and shall also include (A) the name, age, business address and residence address of the nominee(s), (B) the principal occupation or employment of the nominee(s), (C) the class or series and number of shares of stock of the Corporation which are owned beneficially or of record by the nominee(s), (D) a description of all arrangements or understandings among the stockholder and the nominee(s), pursuant to which the nomination(s) are to be made by the stockholder and (E) any other information relating to the nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934. All notices of intent to make a nomination for election as a director shall be accompanied by the written consent of each nominee to serve as director of the Corporation if so elected. The Chairman of the meeting shall, if the facts warrant, determine and declare that business (including any nominations for election as a director) not properly brought before the meeting in accordance with the provisions of this Section 1.06 shall not be transacted at the meeting.

At all meetings of the stockholders, the Chairman of the Board of Directors, or, in the Chairman’s absence, any Vice-Chairman of the Board of Directors, the Chief Executive Officer, the President, or, in the absence of all of the foregoing officers, the most senior Vice-President, shall act as Chairman of the meeting. The Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not a proper matter for stockholder action or not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, the opening and closing of the voting polls and the adjournment of the meeting.

Section 1.07. Proxies. Every stockholder may authorize another Person or Persons to act for him or her by proxy in all matters in which a stockholder is entitled to participate, including waiving any notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable, and if and only so long as it is coupled with an interest sufficient in law to support an irrevocable power.

Section 1.08. Voting by Fiduciaries and Pledgors. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and Persons whose stock is pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation he or she has expressly empowered the pledgee to vote such shares, in which case only the pledgee or his or her proxy may represent said stock and vote thereon.

Section 1.09. Method of Voting. The vote at any election or upon any question at any meeting of stockholders need not be by written ballot, except as required by law. Directors shall be elected by a plurality of the votes cast. All other matters shall be determined by a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the meeting and entitled to vote thereon, unless a greater vote or percentage is required by law or the Amended and Restated Certificate of Incorporation for the action proposed.

Section 1.10. Stockholders List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class or series of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stockholders list shall also be kept at the place of the meeting during the whole time of the meeting and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 1.11. Stockholder Action. No corporate action of stockholders of the Corporation may be taken without a meeting and vote of stockholders.

ARTICLE II

BOARD OF DIRECTORS

Section 2.01. Management of Business; Qualifications of Directors. The business of the Corporation shall be managed by a Board of Directors. Directors need not be stockholders.

Section 2.02. Number and Election. The number of directors which shall constitute the whole Board of Directors shall be 12 persons.

(a) Classified Board of Directors. Except as provided by the Amended and Restated Certificate of Incorporation, the directors shall be classified with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible: one class (“Class I”) whose term expires at the 2007 annual meeting of stockholders, another class (“Class II”) whose term expires at the 2008 annual meeting of stockholders, and another class (“Class III”) whose term expires at the 2009 annual meeting of stockholders, with each class to hold office until its successors are elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

(b) How Constituted. As of the date hereof, the Board of Directors shall consist of six directors designated by CDRS Acquisition LLC, at least three of whom qualify as Independent Directors (“CDR Investor”, such directors and any replacements of such directors nominated or designated by CDR Investor or the directors nominated or designated by CDR Investor, the “CDR Designees”) and six directors who were formerly directors of Alberto-Culver Company, at least four of whom qualify as Independent Directors (such designees and any persons elected as directors to replace such designees or to replace any CDR Designees who resign pursuant to Section 2.02(c) hereof, the “Non-CDR Designees”). As of the date hereof, each class shall consist of two CDR Designees and two Non-CDR Designees.

(c) Nominating Rights to the Board of Directors. Following the 2007 annual meeting of stockholders: (i) so long as the CDR Percentage Interest equals or exceeds 45%, CDR Investor shall have the right to nominate six directors; (ii) if the CDR Percentage Interest is less than 45% but equals or exceeds 35%, CDR Investor shall have the right to nominate four directors; (iii) if the CDR Percentage Interest is less than 35% but equals or exceeds 25%, CDR Investor shall have the right to nominate three directors; (iv) if the CDR Percentage Interest is less than 25% but equals or exceeds 15%, CDR Investor shall have the right to nominate two directors; and (v) if the CDR Percentage Interest is less than 15% but equals or exceeds 5%, CDR Investor shall have the right to nominate one director. Following the 2007 annual meeting of the Company, the remaining directors of the Board shall be nominated in accordance with these By-Laws.

(d) Election of Directors. At the 2007 annual meeting of stockholders and each annual meeting of stockholders thereafter, the date of which will be fixed pursuant to Section 1.01 hereof, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

(e) Definitions.

(i) “Affiliate” means, with respect to any Person, (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person or (ii) any officer, director, general partner or trustee of any of the foregoing.

(ii) “Beneficially Own” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(iii) “CDR Percentage Interest” means the percentage of Total Voting Power, determined on the basis of the number of Voting Shares actually outstanding, that is controlled directly or indirectly by CDR Investor and its Affiliates, including as Beneficially Owned. For purposes of determining the CDR Percentage Interest, (a) any options, rights, warrants and similar securities that entitle the holder thereof to acquire shares of any class of capital stock of the Corporation, whether voting or non-voting, shall be treated as exercised, (b) any debt security that is convertible into shares of any class of capital stock of the Corporation, whether voting or non-voting, shall be treated as converted, and (c) any equity security that is convertible into shares of any class of capital stock of the Corporation, whether voting or non-voting, shall be treated as converted, but in each case only to the extent that such exercise or conversion would result in the CDR Percentage Interest being greater than such interest would be if such conversion had not been deemed to occur.

(iv) “Control” means the power to direct the affairs of a Person by reason of ownership of Voting Shares, by contract or otherwise.

(v) “Independent Director” means an individual who, as a member of the Board of Directors, following the date hereof, would be independent of the Corporation under the rules of the New York Stock Exchange, Inc.

(vi) “Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

(vii) “Total Voting Power” at any time shall mean the total combined voting power in the general election of directors of all the Voting Shares then outstanding.

(viii) “Voting Shares” means, at any time, shares of any class of stock of the Corporation, which are then entitled to vote generally in the election of directors.

Section 2.03. Chairman of the Board. The directors shall elect from among the members of the Board of Directors a Chairman of the Board, who as of the date hereof shall be a CDR Designee. The Chairman of the Board shall be deemed an officer of the Corporation and shall have such duties and powers as set forth in these By-Laws or as shall otherwise be conferred upon the Chairman of the Board from time to time by the Board of Directors. The Chairman of the Board shall, if present, preside over all meetings of the stockholders of the Corporation and of the Board of Directors. The Board of Directors shall by resolution establish a procedure to provide for an acting Chairman of the Board in the event the current Chairman of the Board is unable to serve or act in that capacity.

Section 2.04. Removal of Directors. Except as provided by the Amended and Restated Certificate of Incorporation, any director may be removed at any time, but only for cause, upon the affirmative vote of the holders of a majority of the combined voting power of the Voting Shares then outstanding. Any vacancy in the Board of Directors caused by any such removal may be filled only in the manner provided in Section 2.05 of these By-Laws.

Section 2.05. Vacancies and Increases. Subject to Section 2.02(c) hereof, and except as provided by the Amended and Restated Certificate of Incorporation, any vacancies occurring in the Board of Directors and any newly-created directorships resulting from an increase in the authorized number of directors may only be filled by a majority of the remaining directors (though less than a quorum of the Board of Directors), and any director so chosen shall hold office until (i) the next election of the class for which he or she was chosen and until his or her successor is duly elected and qualified or (ii) his or her earlier resignation or removal, provided that the CDR Designees who are members of the Nominating and Corporate Governance Committee (or if none remain in office, the remaining CDR Designees) shall have the right to designate any replacement for a CDR Designee upon the death, resignation, retirement, disqualification or removal from office of such director.

Section 2.06. Powers. In addition to the powers and authority expressly conferred upon the Board of Directors by law, and except as may otherwise be provided by the Amended and Restated Certificate of

Incorporation or by these By-Laws, the Board of Directors may exercise all the powers of the Corporation and do all such lawful acts and things as may be done by the Corporation which are not in violation of law, or required to be exercised or done by the stockholders.

Section 2.07. Meeting of Newly Elected Board of Directors. The newly elected Board of Directors may meet at the place of the meeting at which such newly elected Board of Directors was elected, for the purpose of organization or otherwise, and no notice of such meeting to the newly elected directors shall be necessary in order to validly constitute the meeting, provided a quorum shall be present, or they may meet at such time and place as may be fixed by the consent in writing of all of the newly elected directors, or upon notice as provided in Section 2.10 hereof, or without notice as provided in Section 7.02 hereof.

Section 2.08. Meetings. Regular meetings of the Board of Directors may be held at such times as shall from time to time be determined by the Board of Directors. Special meetings shall be held only when called by the Chief Executive Officer, President, the Secretary or any two directors.

Section 2.09. Place of Meetings. Except as otherwise provided in Section 2.06 hereof, meetings of the Board of Directors may be held at such place within or without the State of Delaware as shall be stated in the notice of meeting or waiver thereof.

Section 2.10. Quorum. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors unless a greater number is required by the Amended and Restated Certificate of Incorporation. If, at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained.

Any member or members of the Board of Directors or of any Committee of the Board of Directors established in accordance with Section 3.01 may participate in a meeting of the Board of Directors, or any such Committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 2.11. Board of Directors’ Notices. At least twenty-four hours’ notice of each regular or special meeting of the Board of Directors, stating the time and place for the meeting, shall be given to each director, by hand delivery to the recipient thereof, by depositing such notice in the mail, postage paid, by courier such as Federal Express or Airborne Express, by telegram, mailgram, telex, telecopy, facsimile transmission, electronic mail or other similar means of transmission or by personal communication either over the telephone or otherwise, except as otherwise provided in Section 7.02. Any such notice shall be addressed, where applicable, to such director at his or her last known address as the same appears on the books of the Corporation. Notice of a meeting of the Board of Directors need not state the purpose or purposes thereof and shall be deemed given (i) when received by the director in the case of hand delivery or personal communication over the telephone or otherwise, (ii) three business days after depositing such notice in the mail in the case of delivery by mail, (iii) one business day after depositing such notice with a courier such as Federal Express or Airborne Express (specifying next business day delivery) or (iv) when sent in the case of delivery by telegram, mailgram, telex, telecopy, facsimile transmission, electronic mail or other similar means of transmission.

Section 2.12. Compensation. Directors shall receive such fixed sums and expenses or such compensation for attendance at each meeting of the Board of Directors, or any Committee established in accordance with Section 3.01 as may be determined from time to time by the Board of Directors, provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 2.13. Director Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any Committee thereof may be taken without a meeting, if a written consent thereto is signed by all members of the Board of Directors or of such Committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or the Committee.

Section 2.14. Resignation and Vacancies. Any director may resign effective on giving written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the resignation to become effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective pursuant to Section 2.04 hereof.

ARTICLE III

COMMITTEES

Section 3.01. How Constituted. The Board of Directors shall have an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Finance Committee and an Executive Committee (each, a “Committee”). Each Committee shall consist of 4 members, of which 2 shall be CDR Designees and 2 shall be Non-CDR Designees. The members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be Independent Directors. The members of any other Committees shall not be required to be Independent Directors.

Except as may otherwise be provided in the Amended and Restated Certificate of Incorporation, each Committee shall have the powers and duties delegated to it by the Board of Directors, subject to the limitations set forth in the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The Board of Directors may elect one or more of its members as alternate members of any Committee who may take the place of any absent or disqualified member or members at any meeting of a Committee, upon request of the Chairman of the Board or the Chairman of such Committee, provided that the CDR Designees shall have the right to designate any alternate member for a CDR Designee who is a member of a Committee upon the absence or disqualification of such member from any meeting.

Section 3.02. Chairmen of such Committees. CDR Designees shall designate the chairpersons of the Nominating and Corporate Governance Committee, the Compensation Committee and the Finance Committee, and Non-CDR Designees may designate the chairpersons for any other Committees.

Section 3.03. Powers. Each Committee, except as otherwise provided in this section, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors. No Committee shall have the power or authority (a) to approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to the stockholders for approval or (b) to adopt, amend or repeal the By-Laws of the Corporation.

Section 3.04. Proceedings. Each Committee may fix its own rules of procedure and may meet at such place (within or without the State of Delaware), at such time and upon such notice, if any, as it shall determine from time to time. Each Committee shall keep minutes of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following any such proceedings.

Section 3.05. Quorum and Manner of Acting. Except as may otherwise be provided in the resolution creating a Committee, at all meetings of any Committee, the presence of members (or alternate members) constituting a majority of the total authorized membership of such Committee shall constitute a quorum for the transaction of business. The act of the majority of the members present at any meeting at which a quorum is present shall be the act of such Committee. Any action required or permitted to be taken at any meeting of any Committee may be taken without a meeting, if all members of such Committee shall consent to such action in writing or by electronic transmission and such writing, writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Committee. Such filing shall be in paper form if the minutes are in paper form and shall be in electronic form if the minutes are maintained in electronic form. The members of any Committee shall act only as a Committee, and the individual members of a Committee shall have no power in their individual capacities unless expressly authorized by the Board of Directors.

Section 3.06. Action by Telephonic Communications. Unless otherwise provided by the Board of Directors, members of any Committee may participate in a meeting of such Committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Section 3.07. Resignations. Any member (and any alternate member) of any Committee may resign at any time by delivering a notice of resignation by such member to the Board of Directors or the Chairman of the Board. Unless otherwise specified therein, such resignation shall take effect upon delivery.

Section 3.08. Removal. Any member (and any alternate member) of any Committee may be removed at any time, either for or without cause, by resolution adopted by a majority of the entire Board of Directors.

Section 3.09. Vacancies. If any vacancy shall occur in any Committee, by reason of disqualification, death, resignation, removal or otherwise, the remaining members (and any alternate members) shall continue to act, and any such vacancy may be filled by the Board of Directors, provided that the CDR Designees shall have the right to designate any replacement for a CDR Designee who is a member of a Committee upon the death, resignation, retirement, disqualification or removal from office of such member.

ARTICLE IV

OFFICERS

Section 4.01. General. The officers of the Corporation shall consist of a President, a Secretary and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, one or more Vice-Chairmen of the Board, a Chief Executive Officer, a Chief Financial Officer, one or more Executive Vice-Presidents, one or more Group Vice-Presidents, one or more Senior Vice-Presidents or other Vice-Presidents, a Controller, a General Counsel, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors, no officer other than the Chairman or a Vice-Chairman of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

Section 4.02. Term. Unless otherwise provided in these By-Laws or in the resolution choosing him or her, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders or until his or her successor shall have been chosen and qualified.

Section 4.03. Duties. All officers of the Corporation shall have such authority and perform such duties in the management and operation of the Corporation as shall be prescribed in the resolutions of the Board of Directors and shall have such additional authority and duties as are assigned to them from time to time by the Chairman of the Board, Chief Executive Officer or President or are incident to their office, except to the extent that the authority and duties may be inconsistent with such resolutions. The Secretary or an Assistant Secretary of the Corporation, or any director or officer of the Corporation acting, at the request of the Board of Directors or a Committee thereof, as secretary of such meeting, shall record all of the proceedings of all meetings and actions in writing of the stockholders, Board of Directors, and Committees of the Board of Directors, and shall exercise such additional authority and perform such additional duties as the Board of Directors shall assign to him or her.

Section 4.04. Removal. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

Section 4.05. Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, any Vice-Chairman, or any Vice-President, or any other officer of the Corporation authorized by the Chairman of the Board, the Chief Executive Officer or President, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders or equity holders or with respect to any action of stockholders or equity holders of any other corporation or entity in which the Corporation may hold securities, and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation or entity, and to dispose of such securities.

ARTICLE V

BOOKS, DOCUMENTS AND ACCOUNTS

Section 5.01. Inspection of Books. The Board of Directors shall have power to keep the books, documents and accounts of the Corporation outside of the State of Delaware, except as otherwise expressly provided by law. Except as authorized by the Board of Directors, or provided by law, no stockholder shall have any right to inspect any books, document or account of the Corporation, and the Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations the books, documents and accounts of the Corporation (other than the original stock ledger), or any of them, shall be open to the inspection of stockholders.

ARTICLE VI

STOCK

Section 6.01. Stock Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation, by the Chairman of the Board, the President, a Vice-Chairman, or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation. All signatures on any such certificate may be facsimiles. In case any officer or officers, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar, whether because of death, resignation or otherwise, before such certificate is issued, such certificate or certificates may nevertheless be issued and delivered by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent, or registrar.

Section 6.02. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law, unless otherwise restricted by agreement between any of the stockholders or any of the stockholders and the Corporation.

Section 6.03. Registered Holders. Except as otherwise restricted by agreement between any of the stockholders or any of the stockholders and the Corporation, the Corporation shall be entitled to treat the Person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other Person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by law. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by a transfer agent or agents designated to transfer shares of the stock of the Corporation.

Section 6.04. New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors or the President may, in their discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond sufficient (in the sole judgment of the Board of Directors or the President, as the case may be) to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate or the issuance of such new certificate.

ARTICLE VII

NOTICES

Section 7.01. Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given by the Corporation to any stockholder, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mail, postage paid, or by sending such notice by prepaid telegram, courier such as Federal Express or Airborne Express, mailgram, telex, telecopy or facsimile transmission. Any such notice shall be addressed to such stockholder, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered or delivered by telegram, courier, mailgram, telex, telecopy or facsimile transmission shall be the time of the giving of the notice. If mailed, such notice shall be deemed to be given when deposited in United States mail in a sealed envelope addressed to such Person at his or her address as it appears on the records of the Corporation with postage paid thereon. Notices to directors shall be given in accordance with Section 2.10.

Section 7.02. Waivers. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

Attendance at a meeting of stockholders, Board of Directors, or such Committees as may from time to time be established, shall constitute a waiver of notice of such meeting, except when the stockholder, director or member of such Committee attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VIII

INDEMNIFICATION

Section 8.01. Right to Indemnification. Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceedings is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving, at the request of the Corporation, as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 8.03 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Board of Directors of the Corporation.

Section 8.02. Right to Advancement of Expenses. An indemnitee under Section 8.01 shall also have the right to be paid by the Corporation for expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VIII or otherwise.

The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Section 8.03. Right of Indemnitee to Bring Suit. If a claim under this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking by a director or officer, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.04. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, the Corporation’s Amended and Restated Certificate of Incorporation or By-Laws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Section 8.05. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the DGCL or otherwise.

Section 8.06. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 8.07. Settlement of Claims. The Corporation shall not be liable to indemnify any indemnitee under this Article VIII (a) for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld or delayed; or (b) for any judicial award if the

Corporation was not given a reasonably timely opportunity to participate, at its expense, in the defense of such action, but only to the extent that the failure to give such notice prejudiced the Corporation’s ability to defend such action.

Section 8.08. Subrogation. In the event of payment under this Article VIII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 8.09. No Duplication of Payments. The Corporation shall not be liable under this Article VIII to make any payment in connection with any claim made against the indemnitee to the extent the indemnitee has otherwise actually received payment (under any insurance policy, agreement, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Offices. The principal office or place of business of the Corporation in the State of Delaware will be in the City of Wilmington, Delaware. The Corporation may also have offices at other places within and/or without the State of Delaware.

Section 9.02. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation and the words “Corporate Seal Delaware.”

Section 9.03. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 9.04. Dividends. Subject to any applicable provisions of law and the Amended and Restated Certificate of Incorporation, dividends upon the shares of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors and any such dividend may be paid in cash, property, or shares of the Corporation’s capital stock.

A member of the Board of Directors, or a member of any Committee designated by the Board of Directors shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or Committees of the Board of Directors, or by any other Person as to matters the Director reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

Section 9.05. Reserves. There may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may similarly modify or abolish any such reserve.

Section 9.06. Execution of Instruments. The Board of Directors may authorize, or provide for the authorization of, officers, employees or agents to enter into any contract or execute and deliver any instrument in the name and on behalf of the Corporation. Any such authorization may be general or limited to specific contracts or instruments; and unless so authorized by the Board of Directors or by these By-Laws, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

Section 9.07. Corporate Indebtedness. No loan shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued in its name, unless authorized by the Board of Directors. Such authorization may be general or confined to specific instances. Loans so authorized may be effected at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual. All bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation issued for such loans shall be made, executed and delivered as the Board of Directors shall authorize. When so authorized, any part of or all the properties, including contract rights, assets, business or good will of the Corporation, whether then owned or thereafter acquired, may be mortgaged, pledged, hypothecated or conveyed or assigned in trust as security for the payment of such bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation, and of the interest thereon, by instruments executed and delivered in the name of the Corporation.

Section 9.08. Deposits. Any funds of the Corporation may be deposited from time to time in such banks, trust companies or other depositaries as may be determined by the Board of Directors, the Chairman of the Board or the Chief Executive Officer, or by such officers or agents as may be authorized by the Board of Directors, the Chairman of the Board or the Chief Executive Officer to make such determination.

Section 9.09. Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as the Board of Directors, the Chairman of the Board or the Chief Executive Officer from time to time may determine.

Section 9.10. Sale, Transfer, etc. of Securities. To the extent authorized by the Board of Directors, the Chairman of the Board or by the Chief Executive Officer, the President, any Vice President, the Secretary or the Treasurer or any other officers designated by the Board of Directors, the Chairman of the Board or the Chief Executive Officer may sell, transfer, endorse, and assign any shares of stock, bonds or other securities owned by or held in the name of the Corporation, and may make, execute and deliver in the name of the Corporation, under its corporate seal, any instruments that may be appropriate to effect any such sale, transfer, endorsement or assignment.

Section 9.11. Amendment of By-Laws. Subject to the provisions of the Amended and Restated Certificate of Incorporation, these By-Laws may be altered, amended or repealed at any meeting of the stockholders (provided such matter is properly brought before the meeting in accordance with Section 1.06) or by the Board of Directors.

Section 9.12. Section Headings. The headings of the Articles and Sections of these By-Laws are inserted for convenience or reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

Annex F

NEW SALLY HOLDINGS, INC.

STOCKHOLDERS AGREEMENT

Dated as of [•], 2006

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STOCKHOLDERS AGREEMENT, dated as of [•], 200_ (as it may be amended from time to time, this “Agreement”), among (i) New Sally Holdings, Inc., a Delaware corporation (the “Company”), (ii) CDRS Acquisition LLC, a Delaware limited liability company (“CDR Investor”), (iii) CD&R Parallel Fund VII, L.P., a Cayman Islands exempted limited partnership (“CDR Parallel Fund”), (iv) each Family Stockholder, and (v) any other Stockholder that may become a party to this Agreement after the date and pursuant to the terms hereof.

W I T N E S S E T H:

WHEREAS, pursuant to an Investment Agreement, dated as of June 19, 2006 (the “Investment Agreement”), among the Company, Alberto-Culver Company, a Delaware corporation (“Alberto-Culver”), New Aristotle Company, a Delaware corporation, Sally Holdings, Inc., a Delaware corporation (“Sally”) and CDR Investor, CDR Investor has agreed to acquire, on the terms and subject to the conditions set forth in such agreement, newly issued shares of the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of the Company Stock (such transaction, the “Investment”);

WHEREAS, pursuant to the Investment Agreement, CDR Investor may assign all or a portion of its rights thereunder to CDR Parallel Fund;

WHEREAS, as of the date hereof, the parties hereto (other than the Company) will own the following number of shares of Common Stock: (i) CDR Investor will own [•] shares of Class A Common Stock, (ii) CDR Parallel Fund will own [•] shares of Class A Common Stock, and (iii) the Family Group, in the aggregate, will own, [•] shares of Common Stock (the “Initial Family Group Shares”);

WHEREAS, at 12:01 a.m. Eastern Standard time on the first day following the date hereof, each outstanding share of Class A Common Stock held by CDR Investor and CDR Parallel Fund shall automatically convert into a share of Common Stock;

WHEREAS, it is a condition to the consummation of the transactions contemplated by the Investment Agreement that the Company execute and deliver this Agreement; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investment and the ownership of shares of Common Stock, including certain registration rights applicable to such shares, restrictions on the transfer of such shares, and the management of the Company and its subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

GOVERNANCE

1.1 Composition of the Board of Directors. (a) The by-laws of the Company shall provide that so long as this Article I is in effect the Board shall consist of twelve directors divided evenly into three classes, such directors to be nominated and elected in accordance with the by-laws and the provisions of this Agreement. As of the Closing Date, the directors shall consist of six directors designated by CDR Investor, at least 3 of whom qualify as Independent Directors (such designees and any persons nominated pursuant to Section 1.1(b) and elected as directors and any persons designated as replacement directors pursuant to Section 1.1(c), the “CDR Designees”) and six directors, one of whom shall be the individual identified pursuant to Section 6.2 of the Investment Agreement and five additional directors designated by Alberto-Culver, at least four of whom qualify as Independent Directors, pursuant to such Section (such designees, any persons nominated and elected as

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directors or designated as replacement directors pursuant to Section 1.1(d) and any other director (other than the CDR Designees) (the “Non-CDR Directors”)), and two CDR Designees and two Non-CDR Directors will be represented in each class of the Board. In connection with the 2007 annual meeting of the Company, the Company shall take all actions necessary to provide that the initial CDR Designees and the initial Non-CDR Directors included in Class I as of the date hereof are nominated for re-election to the Board at such annual meeting.

(b) Following the 2007 annual meeting of stockholders of the Company: (i) so long as the CDR Percentage Interest equals or exceeds 45%, CDR Investor shall have the right to nominate six directors; (ii) if the CDR Percentage Interest is less than 45% but equals or exceeds 35%, CDR Investor shall have the right to nominate four directors; (iii) if the CDR Percentage Interest is less than 35% but equals or exceeds 25%, CDR Investor shall have the right to nominate three directors; (iv) if the CDR Percentage Interest is less than 25% but equals or exceeds 15%, CDR Investor shall have the right to nominate two directors; and (v) if the CDR Percentage Interest is less than 15% but equals or exceeds 5%, CDR Investor shall have the right to nominate one director. Following the 2007 annual meeting of stockholders of the Company, the remaining directors of the Board shall be nominated in accordance with this Agreement and the provisions of the by-laws of the Company.

(c) Subject to Section 1.1(b), the CDR Designees who are members of the Nominating and Corporate Governance Committee (or if none remain in office, the remaining CDR Designees) shall have the right to designate any replacement for a CDR Designee upon the death, resignation, retirement, disqualification or removal (except for a director removed for cause by the stockholders) from office of such director.

(d) Until the 2007 annual meeting of stockholders of the Company, the Non-CDR Directors by majority vote or consent of those Non-CDR Directors then in office shall have the right to designate any replacement for a Non-CDR Director upon the death, resignation, retirement, disqualification or removal (except for a director removed for cause by the stockholders) from office of such director.

1.2 Committees. The Board shall have the following committees: an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Executive Committee and Finance Committee (as such terms are defined in the Company’s by-laws). Each of the foregoing committees shall have four members, of whom, in each case, two members shall be CDR Designees and two shall be Non-CDR Directors, provided that all the members of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee shall qualify as Independent Directors. The chairperson of each of the Compensation Committee, Nominating and Corporate Governance Committee and Finance Committee shall be a CDR Designee, and the chairpersons of the remaining committees shall be Non-CDR Directors.

1.3 Certificate of Incorporation and By-laws. The Company and CDR Investor shall take or cause to be taken all lawful action necessary to ensure at all times as of and following the Closing Date that the certificate of incorporation and by-laws of the Company are not inconsistent with the provisions of this Agreement or the transactions contemplated hereby.

1.4 Termination of Article I. Subject to Section 7.1, this Article I shall terminate and be of no further force or effect on the tenth anniversary of the Closing Date.

ARTICLE II

REGISTRATION

2.1 Demand Registrations.

(a) Requests for Registration. At any time following the first anniversary of the Closing Date, CDR Investor may request in writing, on behalf of CDR Investor Group, that the Company effect the registration of all or any

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part of the Registrable Securities held by CDR Investor Group (a “Registration Request”), provided that, prior to the second anniversary of the Closing Date, the number of shares of Common Stock to be sold by CDR Investor Group pursuant to a Registration Request shall be limited to an amount that will not cause the CDR Percentage Interest to be less than 35%. At any time following the 180th day after the Closing Date, the Family Group Representative may make a Registration Request on behalf of the Family Group, provided that the number of shares of Common Stock to be sold by the Family Group pursuant to such Registration Request (i) shall equal 50% of the Initial Family Group Shares if such Registration Request is made prior to the first anniversary of the Closing Date, and (ii) shall equal at least 50% of the Initial Family Group Shares if such Registration Request is made following the first anniversary of the Closing Date, and, provided further, that such sale shall not be prohibited under the Support Agreement. Promptly after its receipt of any Registration Request, the Company will give written notice of such request to all other Stockholders, and will use its reasonable best efforts to register, in accordance with the provisions of this Agreement, all Registrable Securities that have been requested to be registered in the Registration Request or by any other Stockholders by written notice to the Company given within fifteen Business Days after the date the Company has given such Stockholders notice of the Registration Request. The Company will pay all Registration Expenses incurred in connection with any registration pursuant to this Section 2.1. Any registration requested by CDR Investor or by the Family Group Representative pursuant to Section 2.1(a) or 2.1(c) is referred to in this Agreement as a “Demand Registration”.

(b) Limitation on Demand Registrations. CDR Investor will be entitled to initiate no more than five Demand Registrations (other than Short-Form Registrations permitted pursuant to Section 2.1(c)) and the Family Group Representative will be entitled to initiate no more than two Demand Registrations, provided that the Family Group Representative will not be entitled to initiate its second Demand Registration until after CDR Investor has initiated at least one Demand Registration (as determined for the purposes of the limitations in this Section 2.1(b)). No request for registration will count for the purposes of the limitations in this Section 2.1(b) if (i) CDR Investor or the Family Group Representative, as the case may be, determines in good faith to withdraw (prior to the effective date of the Registration Statement relating to such request) the proposed registration due to marketing or regulatory reasons, (ii) the Registration Statement relating to such request is not declared effective within 180 days of the date such Registration Statement is first filed with the Commission (other than solely by reason of CDR Investor or the Family Group Representative, as the case may be, having refused to proceed) and CDR Investor or the Family Group Representative, as the case may be, withdraws its Registration Request prior to such Registration Statement being declared effective, (iii) prior to the sale of at least 90% of the Registrable Securities included in the applicable registration relating to such request, such registration is adversely affected by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to CDR Investor’s or the Family Group Representative’s, as the case may be, reasonable satisfaction within thirty days of the date of such order, (iv) more than 10% of the Registrable Securities requested by CDR Investor or the Family Group Representative, as the case may be, to be included in the registration are not so included pursuant to Section 2.1(f), or (v) the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by CDR Investor or the Family Group Representative, as the case may be). Notwithstanding the foregoing, the Company will pay all Registration Expenses in connection with any request for registration pursuant to Section 2.1(a) regardless of whether or not such request counts toward the limitation set forth above.

(c) Short-Form Registrations. The Company will use its reasonable best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration (“Short-Form Registrations”), and, if requested by CDR Investor or the Family Group Representative, as the case may be, and available to the Company, such Short-Form Registration will be a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of the Registrable Securities, pursuant to Rule 415. In no event shall the Company be obligated to effect any shelf registration other than pursuant to a Short-Form Registration. The Company will pay all Registration Expenses incurred in connection with any Short-Form

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Registration. If any Demand Registration is proposed to be a Short-Form Registration and an underwritten offering, and if the managing underwriter shall advise the Company that, in its opinion, it is of material importance to the success of such proposed offering to file a registration statement on Form S-1 (or any successor or similar registration statement) or to include in such registration statement information not required to be included in a Short-Form Registration, then the Company will file a registration statement on Form S-1 or supplement the Short-Form Registration as reasonably requested by such managing underwriter (it being understood and agreed that any such registration shall not count as a “Demand Registration” for purposes of calculating how many “Demand Registrations” CDR Investor or the Family Group Representative, as the case may be, has initiated).

(d) Restrictions on Demand Registrations. If the filing, initial effectiveness or continued use of a registration statement, including a shelf registration statement pursuant to Rule 415, with respect to a Demand Registration would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not be materially misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement, and (iii) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction, then the Company may, upon giving prompt written notice of such action to the Stockholders participating in such registration, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement, provided, that the Company shall not be permitted to do so (x) more than four times during any twelve-month period or (y) for periods exceeding, in the aggregate, ninety days during any twelve-month period. In the event the Company exercises its rights under the preceding sentence, such Stockholders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If the Company so postpones the filing of a prospectus or the effectiveness of a Registration Statement, CDR Investor or the Family Group Representative, as the case may be, will be entitled to withdraw such request and, if such request is withdrawn, such registration request will not count for the purposes of the limitation set forth in Section 2.1(b). The Company will pay all Registration Expenses incurred in connection with any such aborted registration or prospectus.

(e) Selection of Underwriters.

(i) If CDR Investor or the Family Group Representative, as the case may be, intends that the Registrable Securities covered by its Registration Request shall be distributed by means of an underwritten offering, CDR Investor or the Family Group Representative, as the case may be, will so advise the Company as a part of the Registration Request, and the Company will include such information in the notice sent by the Company to the other Stockholders with respect to such Registration Request. In such event, the lead underwriter to administer the offering will be chosen by CDR Investor or the Family Group Representative, as the case may be, subject to the prior written consent, not to be unreasonably withheld or delayed, of the Company.

(ii) If the offering is underwritten, the right of any Stockholder to registration pursuant to this Section 2.1 will be conditioned upon such Stockholder’s participation in such underwriting and the inclusion of such Stockholder’s Registrable Securities in the underwriting (unless otherwise agreed to by CDR Investor or the Family Group Representative, as the case may be), and each such Stockholder will (together with the Company and the other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. If any Stockholder disapproves of the terms of the underwriting, such Stockholder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and CDR Investor or the Family Group Representative, as the case may be.

(f) Priority on Demand Registrations. The Company will not include in any underwritten registration pursuant to Section 2.1 any securities that are not Registrable Securities, without the prior written consent of

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CDR Investor in the case of a Registration Request made by CDR Investor or of the Family Group Representative in the case of a Registration Request made by the Family Group Representative. If the managing underwriter advises the Company that in its reasonable opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such offering only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, Registrable Securities of CDR Investor Group in the case of a Registration Request made by CDR Investor or of the Family Group in the case of a Registration Request made by the Family Group Representative and (ii) second, Registrable Securities of any other Stockholders who have delivered written requests for Piggyback Registration pursuant to Section 2.2, pro rata on the basis of the aggregate number of Registrable Securities owned by each such Stockholder and (iii) any other securities of the Company that have been requested to be so included, subject to the terms of this Agreement.

(g) Effective Registration Statement. A registration requested pursuant to Section 2.1(a) shall not be deemed to have been effected unless it is declared effective by the Commission and remains effective for the period specified in Section 2.3(b).

2.2 Piggyback Registrations.

(a) Right to Piggyback. Whenever the Company proposes to register any of its securities, other than a registration pursuant to Section 2.1 or a Special Registration, and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give prompt written notice to all Stockholders of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen Business Days after the date of the Company’s notice (a “Piggyback Registration”). Any Stockholder that has made such a written request may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the 15th Business Day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 2.2 prior to the effectiveness of such registration, whether or not any Stockholder has elected to include Registrable Securities in such registration, and except for the obligation to pay Registration Expenses pursuant to Section 2.2(c) the Company will have no liability to any Stockholder in connection with such termination or withdrawal.

(b) Underwritten Registration. If the registration referred to in Section 2.2(a) is proposed to be underwritten, the Company will so advise the Stockholders as a part of the written notice given pursuant to Section 2.2(a). In such event, the right of any Stockholder to registration pursuant to this Section 2.2 will be conditioned upon such Stockholder’s participation in such underwriting and the inclusion of such Stockholder’s Registrable Securities in the underwriting, and each such Stockholder will (together with the Company and the other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. If any Stockholder disapproves of the terms of the underwriting, such Stockholder may elect to withdraw therefrom by written notice to the Company, the managing underwriter and CDR Investor or the Family Group Representative, as the case may be.

(c) Piggyback Registration Expenses. The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

(d) Priority on Primary Registrations. If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company that in their reasonable opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering (including an adverse effect on the per share

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offering price), the Company will include in such registration or prospectus only such number of securities that in the reasonable opinion of such underwriters can be sold without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell and (ii) second, Registrable Securities of any Stockholders who have requested registration of Registrable Securities pursuant to Sections 2.1 or 2.2, pro rata on the basis of the aggregate number of such securities or shares owned by each such Stockholder or Person.

2.3 Registration Procedures. Subject to Section 2.1(d), whenever the Stockholders of Registrable Securities have requested that any Registrable Securities be registered pursuant to Sections 2.1 or 2.2 of this Agreement, the Company will use its reasonable best efforts to effect the registration and sale of such Registrable Securities as soon as reasonably practicable in accordance with the intended method of disposition thereof. A registration requested pursuant to Section 2.1(a) shall be effected by the filing of a Registration Statement on a form agreed to by CDR Investor or the Family Group Representative, as the case may be. Without limiting the generality of the foregoing, the Company will, as expeditiously as possible:

(a) prepare and (within forty-five days after the end of the fifteen Business Day period within which requests for registration may be given to the Company pursuant hereto) file with the Commission a Registration Statement with respect to such Registrable Securities, make all required filings with the NASD and thereafter use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable, provided that before filing a Registration Statement or any amendments or supplements thereto, the Company will furnish to Stockholders’ Counsel copies of all such documents proposed to be filed, which documents will be subject to review of such counsel at the Company’s expense.

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than six months or, if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or two years in the case of shelf registration statements (or such shorter period ending on the date that the securities covered by such shelf registration statement cease to constitute Registrable Securities) or (ii) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) furnish to each seller of Registrable Securities such number of copies, without charge, of such Registration Statement, each amendment and supplement thereto, including each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as such seller may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things that may be necessary or reasonably advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e) use its reasonable best efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities and self-regulatory bodies as

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may be necessary or reasonably advisable in light of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(f) promptly notify each seller of such Registrable Securities and Stockholders’ Counsel, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as soon as reasonably practicable, prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(g) promptly notify each seller of any Registrable Securities covered by such Registration Statement and Stockholders’ Counsel (i) when such Registration Statement or the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, and (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for any of such purposes;

(h) use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use its reasonable best efforts to cause all such Registrable Securities to be listed on the New York Stock Exchange or NASDAQ, as determined by the Company;

(i) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

(j) enter into such customary agreements (including underwriting agreements with customary provisions) and take all such other actions as CDR Investor or the Family Group Representative, as the case may be, or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a share split or a combination of shares);

(k) make available for inspection by any seller of Registrable Securities and Stockholders’ Counsel, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such Registration Statement, provided that CDR Investor or the Family Group Representative, as the case may be, will, and will use its commercially reasonable efforts to cause each such underwriter, accountant or other agent to, (i) enter into a confidentiality agreement in form and substance reasonably satisfactory to the Company and (ii) minimize the disruption to the Company’s business in connection with the foregoing;

(l) otherwise comply with all applicable rules and regulations of the Commission, and will provide to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act no later than forty-five days after the end of any twelve-month period (or ninety days, if such period is a fiscal year) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters or if no underwriting commencing with the first month of the first fiscal quarter after the effective date of the registration statement;

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(m) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use every reasonable effort to promptly obtain the withdrawal of such order;

(n) take such other actions as the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such number of “road shows” and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition;

(o) obtain one or more comfort letters, addressed to the sellers of Registrable Securities, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering dated the date of the closing under the underwriting agreement for such offering), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as CDR Investor or the Family Group Representative, as the case may be, holding Registrable Securities being sold in such offering reasonably request;

(p) provide legal opinions of the Company’s outside counsel, addressed to the Stockholders holding the Registrable Securities being sold, dated the effective date of such Registration Statement, each amendment and supplement thereto (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

(q) take or cause to be taken all other actions, and do and cause to be done all other things, necessary or reasonably advisable in the opinion of Stockholders’ Counsel to effect the registration of such Registrable Securities contemplated hereby.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to any Stockholder covered thereby by name, or otherwise identifies such Stockholder as the holder of any securities of the Company, without the consent of such Stockholder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law.

The Company may require each Stockholder of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such Stockholder and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing.

2.4 Registration Expenses.

(a) Except as otherwise provided in this Agreement, all expenses incidental to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters and other Persons retained by the Company (all such expenses, “Registration Expenses”), will be borne by the Company. The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the New York Stock Exchange or NASDAQ. All Selling Expenses will be borne by the holders of the securities so registered pro rata on the basis of the amount of proceeds from the sale of their shares so registered.

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(b) In connection with each Demand Registration and each Piggyback Registration in which members of CDR Investor Group and/or members of the Family Group participate, the Company will reimburse each of CDR Investor and the Family Group Representative for the reasonable fees and disbursements of one counsel for each of them (“Stockholders’ Counsel”).

2.5 Participation in Underwritten Registrations.

(a) No Stockholder may participate in any registration hereunder that is underwritten unless such Stockholder (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by CDR Investor in the case of a Registration Request made by CDR Investor or by the Family Group Representative in the case of a Registration Request made by the Family Group Representative (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that no Stockholder will be required to sell more than the number of Registrable Securities that such Stockholder has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Stockholder’s failure to cooperate, will not constitute a breach by the Company of this Agreement). Notwithstanding the foregoing, no Stockholder will be required to agree to any indemnification obligations on the part of such Stockholder that are greater than its obligations pursuant to Section 5.1(b).

(b) Each Stockholder that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(f), such Stockholder will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until such Stockholder receives copies of a supplemented or amended prospectus as contemplated by such Section 2.3(f). In the event the Company gives any such notice, the applicable time period mentioned in Section 2.3(b) during which a Registration Statement is to remain effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 2.5(b) to and including the date when each seller of a Registrable Security covered by such Registration Statement will have received the copies of the supplemented or amended prospectus contemplated by Section 2.3(f).

2.6 Shelf Take-Downs.

(a) Subject to Sections 2.1(a) and 2.1(b), at any time that a shelf registration statement covering Registrable Securities is effective, if CDR Investor or the Family Group Representative delivers a notice to the Company (a “Take-Down Notice”) stating that members of CDR Investor Group or the Family Group, as the case may be, intend to effect an underwritten offering of all or part of the Registrable Securities included by them on the shelf registration statement (a “Shelf Underwritten Offering”) and stating the number of the Registrable Securities to be included in the Shelf Underwritten Offering, then, the Company shall amend or supplement the shelf registration statement or related prospectus as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering, provided that (x) CDR Investor shall not be entitled to deliver (i) an aggregate of more than three Take-Down Notices in any twelve-month period or (ii) any Take-Down Notice within thirty days after the effective date of any Registration Statement of the Company hereunder and (y) the Family Group Representative shall not be entitled to deliver (i) more than one Take-Down Notice or (ii) any Take-Down Notice within thirty days after the effective date of any Registration Statement of the Company hereunder. In connection with any Shelf Underwritten Offering:

(i) CDR Investor or the Family Group Representative, as the case may be, shall also deliver the Take-Down Notice to all other Stockholders included on such shelf registration statement and permit each Stockholder to include its Registrable Securities included on the shelf registration statement in the Shelf Underwritten Offering if such Stockholder notifies CDR Investor or the Family Group Representative, as the case may be, and the Company within five Business Days after delivery of the Take-Down Notice to such Stockholder; and

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(ii) in the event that the underwriter advises the Company in its reasonable opinion that marketing factors (including an adverse effect on the per share offering price) require a limitation on the number of shares which would otherwise be included in such take-down, the underwriter may limit the number of shares which would otherwise be included in such take-down offering in the same manner as is described in Section 2.1(f) with respect to a limitation of shares to be included in a registration.

2.7 Rule 144; Legended Securities; etc.

(a) The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Stockholder, make publicly available such information as necessary to permit sales pursuant to Rule 144), and will take such further action as any Stockholder may reasonably request, all to the extent required from time to time to enable such Stockholder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Stockholder, the Company will deliver to such Stockholder a written statement as to whether it has complied with such information requirements.

(b) The Company will not issue new certificates for shares of Registrable Securities without a legend restricting further transfer unless (i) such shares have been sold to the public pursuant to an effective Registration Statement under the Securities Act or Rule 144, or (ii) (x) otherwise permitted under the Securities Act, (y) the Stockholder of such shares shall have delivered to the Company an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to such effect, and (z) the Stockholder of such shares expressly requests the issuance of such certificates in writing.

(c) The Company will use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act.

2.8 Holdback. In consideration for the Company agreeing to its obligations under this Agreement, each Stockholder agrees in connection with any registration of the Company’s securities (whether or not such Stockholder is participating in such registration) upon the request of the Company and the underwriters managing any underwritten offering of the Company’s securities, not to effect (other than pursuant to such registration) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144 or Rule 144A, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period so long as all Stockholders holding more than 5% of the outstanding shares of Common Stock (including any Stockholders with Beneficial Ownership of more than 5% of the outstanding shares of Common Stock reportable by such Stockholders on Schedule 13D or Schedule 13G under the Exchange Act (or any comparable or successor report)) are bound by a comparable obligation, provided that nothing herein will prevent (i) any Stockholder that is a partnership or corporation from making a distribution of Registrable Securities to the partners or shareholders thereof or a transfer to an Affiliate that is otherwise in compliance with applicable securities laws, so long as such distributees agree to be so bound or (ii) any transfer by members of the Family Group to Family Permitted Transferees. With respect to such underwritten offering of Registrable Securities covered by a registration pursuant to Sections 2.1, 2.2 or 2.3, the Company further agrees not to effect (other than pursuant to such registration or pursuant to a Special Registration) any public sale or distribution, or to file any registration statement (other than such registration or a Special Registration) covering any, of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the Holdback Period with respect to such underwritten offering, if required by the managing underwriter, provided that notwithstanding anything to the contrary herein, the Company’s obligations under this Section 2.8 shall not apply during any twelve-month period for more than an aggregate of 180 days with respect to any Short Form Registrations or Shelf Underwritten Offerings.

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ARTICLE III

TRANSFERS

3.1 CDR Investor Group Transfer Restrictions. (a) Prior to the first anniversary of the Closing Date, no member of CDR Investor Group will, directly or indirectly, sell, transfer, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares of Common Stock except (i) to other members of CDR Investor Group, (ii) in connection with a Registration Request made by the Family Group Representative, (iii) in connection with a Buyout Transaction, or (iv) in a transaction approved by a majority of the directors of the Company who qualify as Independent Directors.

(b) Following the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date, no member of CDR Investor Group will, directly or indirectly, sell, transfer, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares of Common Stock except (i) to other members of CDR Investor Group, (ii) in connection with a Registration Request made by the Family Group Representative, (iii) in connection with a Buyout Transaction, (iv) if following the closing of such transfer, the CDR Percentage Interest would not be less than 35%, or (v) in a transaction approved by a majority of the directors of the Company who qualify as Independent Directors.

(c) Any transfer or attempted transfer of shares of Common Stock in violation of this Section 3.1 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the stock register of the Company.

(d) CDR acknowledges that this Section 3.1 may be enforced by the Company at the direction of a majority of the Independent Directors.

3.2 Family Stockholders Transfer Restrictions. (a) Prior to the first anniversary of the Closing Date, no member of the Family Group will, directly or indirectly, sell, transfer, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any shares of Common Stock except (i) to other members of the Family Group or Family Permitted Transferees, (ii) in connection with a Buyout Transaction, (iii) in connection with a Registration Request made by the Family Group Representative no earlier than the 180th day following the Closing Date, provided that the number of shares of Common Stock to be sold by the Family Group pursuant to such Registration Request (x) shall equal 50% of the Initial Family Group Shares if such Registration Request is made prior to the first anniversary of the Closing Date, and (y) shall equal at least 50% of the Initial Family Group Shares if such Registration Request is made following the first anniversary of the Closing Date, or (iv) in a transaction approved by a majority of the CDR Designees. No member of the Family Group shall, directly or indirectly, sell, transfer or otherwise dispose of any shares of Common Stock under this Section 3.2 if such sale, transfer or disposition is prohibited under the Support Agreement (provided that the Company will not issue a blanket stop transfer instruction against transfers among the Family Group or to Family Permitted Transferees).

(b) Any transfer or attempted transfer of shares of Common Stock in violation of this Section 3.2 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the stock register of the Company.

3.3 Termination of Article III. This Article III shall terminate and be of no further force or effect on the second anniversary of the Closing Date, provided that such termination shall not relieve any party of liability for such party’s breach of this Article III prior to such termination.

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ARTICLE IV

INDEMNIFICATION

4.1 Indemnification.

(a) The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, each Stockholder, each Affiliate thereof, any Person who is or might be deemed to be a controlling Person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, their respective direct and indirect general and limited partners, advisory board members, directors, officers, trustees, managers, members, Affiliates and shareholders, and each other Person, if any, who controls any such Stockholder or any such controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being referred to herein as a “Covered Person”) against, and pay and reimburse such Covered Persons for, any losses, claims, damages, liabilities, joint or several, to which such Covered Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, and the Company will pay and reimburse such Covered Persons for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the Company shall not be liable to a Covered Person in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made or incorporated by reference in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or other document or report, or in any application in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Covered Person expressly for use therein. In connection with an underwritten offering, the Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Covered Persons.

(b) In connection with any Registration Statement in which a Stockholder is participating, each such Stockholder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, will indemnify and hold harmless the Company, its directors and officers, each underwriter and any Person who is or might be deemed to be a controlling person of the Company or any of its subsidiaries within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages, liabilities, joint or several, to which the Company or any such director or officer, any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such

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Stockholder expressly for use therein, and such Stockholder will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify and hold harmless will be individual and several to each Stockholder and will be limited to the net amount of proceeds received by such Stockholder from the sale of Registrable Securities pursuant to such Registration Statement.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not, without the indemnified party’s prior consent, settle or compromise any action or claim or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the release of the indemnified party from all liability, which release shall be reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e) If the indemnification provided for in this Section 5.1(e) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any Stockholder will be obligated to contribute pursuant to this Section 5.1(e) will be limited to an amount equal to the net proceeds to such Stockholder of the Registrable Securities sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Stockholder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

DEFINITIONS

5.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly Controlling, Controlled by or under common Control with such Person or (ii) any officer, director, general partner or trustee of any of the foregoing.

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“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity, (ii) any consents or approvals of any Governmental Entity, and (iii) any orders, decisions, injunctions, judgments, awards, decrees of or agreements with any Governmental Entity.

“Beneficially Own” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

“Board” has the meaning set forth in the recitals.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Buyout Transaction” means a tender offer, merger, sale of all or substantially all the Company’s assets or any similar transaction that offers each holder of Voting Securities (other than, if applicable, the Person proposing such transaction) the opportunity to dispose of Voting Securities Beneficially Owned by each such holder for the same consideration or otherwise contemplates the acquisition of Voting Securities Beneficially Owned by each such holder for the same consideration.

“CDR Cessation Date” has the meaning set forth in Section 7.1.

“CDR Designee” has the meaning set forth in Section 1.1(a).

“CDR Fund VII” means Clayton, Dubilier & Rice Fund VII, L.P., a Cayman Islands exempted limited partnership.

“CDR Investor” has the meaning set forth in the preamble.

“CDR Investor Group” means CDR Investor, CDR Parallel Fund and any CDR Permitted Transferees.

“CDR Parallel Fund” has the meaning set forth in the preamble.

“CDR Percentage Interest” means the percentage of Total Voting Power, determined on the basis of the number of Voting Securities actually outstanding, that is controlled directly or indirectly by CDR Investor Group, including as Beneficially Owned.

“CDR Permitted Transferee” means each of (i) the owners of CDR Investor, including the Beneficial Owners of any of its owners, in connection with any liquidation of, or a distribution with respect to an equity interest in, CDR Investor (including but not limited to any distribution by the owners of CDR Investor to their beneficial owners); (ii) CDR Parallel Fund or the Beneficial Owners of CDR Parallel Fund, in connection with any liquidation of, or a distribution with respect to an equity interest in, the Company (including but not limited to any distribution by CDR Parallel Fund to its Beneficial Owners) or (iii) an Affiliate (other than any “portfolio company” described below) provided, that in no event shall any “portfolio company” (as such term is customarily used among institutional investors) of the Affiliates of CDR Investor constitute a “CDR Permitted Transferee”. The Company or any of its subsidiaries may be CDR Permitted Transferees.

“Class A Common Stock” has the meaning set forth in the recitals.

“Closing Date” has the meaning set forth in the Investment Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Common Stock” means the common stock, par value $0.01 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization. Any reference to “Common Stock” in this Agreement shall include the Common Stock and Class A Common Stock of the Company.

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“Company” has the meaning set forth in the preamble.

“Control” means the power to direct the affairs of a Person by reason of ownership of Voting Securities, by contract or otherwise.

“Covered Person” has the meaning set forth in Section 5.1(a).

“Demand Registration” has the meaning set forth in Section 2.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Family Group” means all of the Family Stockholders and Family Permitted Transferees who hold shares of Common Stock, and any reference to shares of Common Stock of the Family Group shall mean the aggregate of all shares of Common Stock held by all Family Stockholders and Family Permitted Transferees.

“Family Group Representative” has the meaning set forth in Section 6.3.

“Family Permitted Transferees” means any of (i) Leonard H. Lavin, (ii) Bernice E. Lavin, (iii) any descendant of any of the Persons referred to in clause (i) or (ii) of this definition, (iv) any spouse of any of the Persons referred to in clause (i), (ii) or (iii) of this definition, (v) any trust for the benefit of or estate of any one or more of the Persons referred to in clause (i), (ii), (iii) and/or (iv) of this definition, (vi) any Person, substantially all of the equity interests in which are owned, directly or indirectly, by any one or more of the Persons referred to in clause (i), (ii), (iii), (iv) and/or (v) of this definition and (vi) any foundation established by any one or more of the Persons referred to in any of the foregoing clauses of this definition of which a majority of the trustees or fiduciaries are Persons referred to in clauses (i), (ii), (iii) or (iv) of this definition.

“Family Stockholders” means all of the Stockholders (as defined in the Support Agreement) and the Permitted Transferees (as defined in the Support Agreement) holding shares of Common Stock as of the date of this Agreement, which Persons are listed on the signature pages to this Agreement.

“Governmental Entity” means any federal, state, local or foreign court, legislative, executive or regulatory authority or agency.

“Holdback Period” means, with respect to any registered offering covered by this Agreement, ninety days after and during the ten days before, the effective date of the related registration statement or, in the case of a takedown from a shelf registration statement, ninety days after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed ten days) as the Company has given reasonable written notice to the holder of Registrable Securities.

“Independent Director” means an individual who, as a member of the Board following the Closing Date, would be independent of the Company under the rules of the New York Stock Exchange, Inc.

“Initial Family Group Shares” has the meaning set forth in the recitals.

“Investment” has the meaning set forth in the recitals.

“Investment Agreement” has the meaning set forth in the recitals.

“Non-CDR Director” has the meaning set forth in Section 1.1(a).

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 2.2(a).

“Public Offering” means an offering of Common Stock pursuant to a registration statement filed in accordance with the Securities Act.

“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the

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effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which Stockholders notify the Company of their intention to offer Registrable Securities.

“Registrable Securities” means (i) all Common Stock, (ii) any other stock or securities that the Stockholders of the Common Stock may be entitled to receive, or will have received pursuant to such Stockholders’ ownership of the Common Stock, in lieu of or in addition to Common Stock, or (iii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clauses (i) or (ii) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (w) they have been effectively registered or qualified for sale by prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering therein, (x) they have been sold to the public pursuant to Rule 144 or Rule 145 or other exemption from registration under the Securities Act or (y) they have been acquired by the Company.

“Registration Expenses” has the meaning set forth in Section 2.4(a).

“Registration Request” has the meaning set forth in Section 2.1(a). The term Registration Request will also include, where appropriate, a Short-Form Registration request made pursuant to Section 2.1(c).

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 145” means Rule 145 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 415” means Rule 415 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder and any other Registration Expenses required by law to be paid by a selling Stockholder.

“Shelf Underwritten Offering” has the meaning set forth in Section 2.6(a).

“Short-Form Registrations” has the meaning set forth in Section 2.1(c).

“Special Registration” means the registration of (i) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 or (ii) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, members of management, employees, consultants or sales agents, distributors or similar representatives of the Company or its direct or indirect subsidiaries or in connection with dividend reinvestment plans.

“Stockholder” means any holder of outstanding Registrable Securities who is a party to this Agreement or to whom the benefits of this Agreement have been validly assigned.

“Stockholders’ Counsel” has the meaning set forth in Section 2.4(b).

“Support Agreement” means the Support Agreement, dated as of June 19, 2006, between CDR Investor, the Company, Alberto-Culver and the Persons whose names are set forth on the signature pages thereto under the caption “Stockholders”.

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“Take-Down Notice” has the meaning set forth in Section 2.6(a).

“Total Voting Power” at any time shall mean the total combined voting power in the general election of directors of all the Voting Securities then outstanding.

“Voting Securities” means, at any time, shares of any class of equity securities of the Company, which are then entitled to vote generally in the election of directors.

5.2 Terms Generally. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears. All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The definitions given for terms in this Article V and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References herein to any agreement or letter (including the Investment Agreement) shall be deemed references to such agreement or letter as it may be amended, restated or otherwise revised from time to time.

ARTICLE VI

CERTAIN VOTING RIGHTS; STOCKHOLDER MATTERS

6.1 Venture Capital Investment. The Company hereby agrees that it shall (i) furnish CDR Fund VII with such financial and operating data and other information with respect to the business and properties of the Company as the Company prepares and compiles for its directors in the ordinary course and as CDR Fund VII may from time to time reasonably request, (ii) shall permit CDR Fund VII to discuss the affairs, finances and accounts of the Company, and to make proposals and furnish advice with respect thereto, with the principal officers of the Company within thirty days after the end of each fiscal quarter of the Company, and (iii) shall invite a representative of CDR Fund VII to attend all meetings of the Board in a nonvoting observer capacity if CDR Fund VII is not represented on the Board and, in this respect, shall give such representative copies of all notices, minutes, consents, and other material that it provides to the directors and such representative shall be entitled to participate in discussions of matters brought to the Board, provided that the requirement in this clause (iii) shall be deemed satisfied so long as any CDR Designee is represented on the Board. The rights set forth in this Section 6.1 are intended to satisfy the requirement of contractual management rights for the purpose of qualifying CDR Fund VII as a “venture capital operating company” under the Department of Labor’s “plan assets” regulations.

6.2 Access to Information; Etc. The Company shall permit, and shall cause its direct and indirect subsidiaries to permit, any representatives designated by the Family Group Representative, upon reasonable notice, during normal business hours and in a manner that does not unreasonably interfere with the management and operation of the Company and/or such subsidiaries to: (i) examine the corporate and financial records of the Company and such subsidiaries and make copies or extracts of such records and (ii) on any two occasions in each successive eighteen month period following the date hereof, discuss the affairs, finances and accounts of any such entities with the officers and independent accountants of the Company and such subsidiaries. No representative of a member of the Family Group will be entitled to the access rights specified in clauses (i) or (ii) of the first sentence of this Section 6.2 unless and until such representative has entered into a customary confidentiality agreement with the Company. In addition, subject to Applicable Law, the Company shall invite the Family Group to attend all investor conferences held by the Company. For avoidance of doubt, neither a private meeting with a stockholder of the Company or a small group of stockholders of the Company nor a meeting among employees of the Company is an investor conference. This Section 6.2 shall terminate and be of no further force or effect immediately upon the Family Group ceasing to Beneficially Own at least 5% of the outstanding shares of Common Stock.

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6.3 Family Group Representative. Each member of the Family Group hereby appoints Carol L. Bernick as the sole representative of such Stockholder (the “Family Group Representative”) to act as the agent and on behalf of such Stockholder for all purposes under this Agreement, including for the purposes set forth in Articles II and III. As the representative of the Family Group, the Family Group Representative shall act as the agent for all members of the Family Group, shall have the authority to bind each such Stockholder in accordance with this Agreement, and each of the Company and CDR Investor Group may rely on such appointment and authority of the Family Group Representative for all purposes of this Agreement. The members of the Family Group holding a majority of the Registrable Securities then held by the Family Group may designate a successor Family Group Representative at any time after the date hereof, which change shall only be effective for purposes of this Agreement after receipt by each of the Company and CDR Investor of notice given at least fifteen days prior to the appointment of a successor Family Group Representative, provided that in the event of the death of the Family Group Representative such notice shall be given as soon as reasonably practicable.

6.4 Trustee Exculpation. When this Agreement is executed on behalf of a member of the Family Group by the trustee of any trust, such execution is by the trustee, not individually but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof. Any liability hereunder of any member of the Family Group which is a trust shall be only that of such trust to the full extent of its trust estate and shall not be a personal liability of any trustee, grantor or beneficiary thereof.

ARTICLE VII

MISCELLANEOUS

7.1 Term. This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the consent of all parties hereto or their respective successors in interest (with the consent of a majority of Independent Directors), (b) except as provided in Section 1.4 and Section 3.3, the date on which CDR Investor Group ceases to hold any shares of Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company (“CDR Cessation Date”), provided, however, that if any member of the Family Group holds Registrable Securities after the CDR Cessation Date then, in order to provide for the rights of such remaining members of the Family Group, this Agreement (other than Article I, Section 3.1 and Section 6.1) shall survive until the earlier of clause (a) and (c) of this Section 7.1 and (c) the dissolution, liquidation or winding up of the Company.

7.2 No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement or grant any registration rights to any other Person without obtaining the prior approval of CDR Investor.

7.3 Legend.

(a) All certificates representing the shares of Common Stock held by each Stockholder shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES

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ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.”

(b) Upon the permitted sale of any shares of Common Stock pursuant to (i) an effective registration statement under the Securities Act or pursuant to Rule 144 or (ii) another exemption from registration under the Securities Act or upon the termination of this Agreement, the certificates representing such shares of Common Stock shall be replaced, at the expense of the Company, with certificates or instruments not bearing the legends required by this Section 7.3 provided that the Company may condition such replacement of certificates under the foregoing clause (ii) upon the receipt of an opinion of securities counsel reasonably satisfactory to the Company.

7.4 Stock Splits, etc. Each party hereto agrees that it will vote to effect a stock split (forward or reverse, as the case may be) with respect to any capital stock of the Company in connection with any registration of such capital stock, if the Board determines, following consultation with the managing underwriter (or, in connection with an offering that is not underwritten, an investment banker) that a stock split would facilitate or increase the likelihood of success of the offering. Each party hereto agrees that any number of shares of capital stock of the Company referred to in this Agreement shall be equitably adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or similar transaction.

7.5 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company (to the extent approved by a majority of Independent Directors) and CDR Investor, provided that (x) no such waiver or amendment that would be reasonably expected to adversely affect the Family Group shall be effective without the prior written consent of the Family Group Representative and (y) no such consent shall be required of the Family Group Representative if as of the date of such amendment or waiver the Family Group no longer holds any shares of Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company. A copy of each such amendment shall be sent to each Stockholder and shall be binding upon each party hereto, provided that the failure to deliver a copy of such amendment shall not impair or affect the validity of such amendment.

7.6 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In addition, and whether or not any express assignment will have been made, the provisions of this Agreement which are for the benefit of the holders of the Registrable Securities (or any portion thereof) as such will be for the benefit of and enforceable by any subsequent holder of any Registrable Securities (or of such portion thereof). Notwithstanding the foregoing, no member of CDR Investor Group may assign its rights under this Agreement without the prior written consent of the Family Group Representative and no member of the Family Group may assign its rights under this Agreement without the prior written consent of CDR Investor, provided that (i) CDR Investor may assign such rights, absent such consent, in connection with a sale, transfer or disposition to any CDR Permitted Transferee and (ii) any member of the Family Group may assign such rights, absent such consent, in connection with a sale, transfer or disposition to any Family Permitted Transferee. Notwithstanding anything to the contrary in this Agreement, the Company may assign this Agreement in connection with a merger, reorganization or sale, transfer or contribution of all or substantially all of the assets or stock of the Company to any of its subsidiaries or Affiliates, and, upon the consummation of any such merger, reorganization, sale, transfer or contribution, such subsidiary or Affiliate shall automatically and without further action assume all of the obligations and succeed to all the rights of the Company under this Agreement.

7.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision

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in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

7.8 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

7.9 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

7.10 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction).

7.11 Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of any federal or state court located in the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and agrees not to commence any such suit, action or other proceeding except in such courts). Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth or referred to in Section 7.15 shall be effective service of process for any such suit, action or other proceeding. Each party irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or other proceeding in the above-named courts, or that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

7.12 Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party (a) certifies and acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it understands and has considered the implications of this waiver and makes this waiver voluntarily, and that it and the other parties have been induced to enter into the Agreement by, among other things, the mutual waivers and certifications in this Section 7.12.

7.13 Enforcement; Attorneys’ Fees. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof, provided that no Stockholder will have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company. In any action or proceeding brought to enforce any provision of this Agreement, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to its costs and expenses and other available remedies.

7.14 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns, all of whom shall be third party beneficiaries of this Agreement, provided that CDR Fund VII is an intended third party beneficiary of this Agreement and the Persons indemnified under Article IV are intended third party beneficiaries of Article IV.

7.15 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by reputable overnight courier or

F-20

(d) sent by fax (provided a confirmation copy is sent by one of the other methods set forth above), as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company, to it at:

[                    ]

with a copy to (which shall not constitute notice):

[                    ]

If to CDR Investor, to it at:

CDRS Acquisition LLC

c/o Clayton, Dubilier Rice Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, DE 19803

Facsimile: (302) 427-7398

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Paul S. Bird, Esq.

Facsimile: (212) 909-6836

If to CDR Parallel Fund, to it at:

CD&R Parallel Fund VII, L.P.

1403 Foulk Road, Suite 106

Wilmington, Delaware 19803

Facsimile: (302) 427-7398

with a copy to (which shall not constitute notice):

Clayton, Dubilier & Rice, Inc.

375 Park Avenue, 18th floor

New York, New York 10152

Attention: Mr. Donald J. Gogel

Facsimile: (212) 407-5252

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Paul S. Bird, Esq.

Facsimile: (212) 909-6836

If to the Family Group or the Family Group Representative, to it at:

Carol L. Bernick

909 Ashland Avenue

River Forest, Illinois 60305

Facsimile: [•]

F-21

with a copy to (which shall not constitute notice):

Neal Gerber & Eisenberg LLP

Two North LaSalle Street, Suite 2200

Chicago, Illinois 60602

Attention: Marshall E. Eisenberg

Facsimile: (312) 269-1747

If to any other Stockholder, to its address set forth on the signature page of such Stockholder to this Agreement with a copy (which shall not constitute notice) to any party so indicated thereon.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery, on the day delivered, (x) if by certified or registered mail, on the fifth Business Day after the mailing thereof, (y) if by overnight courier, on the day delivered, or (z) if by fax, on the day delivered.

7.16 Entire Agreement. This Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

[the remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

NEW SALLY HOLDINGS, INC.

By:
Name:
Title:

CDRS ACQUISITION LLC

By:
Name:
Title:

CD&R PARALLEL FUND VII, L.P.

By:
Name:
Title:

[LIST FAMILY STOCKHOLDERS]

By:
Name:
Title:

F-23

Annex G

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NEW ARISTOTLE HOLDINGS, INC.

New Aristotle Holdings, Inc. (the “Corporation”), a corporation organized and existing by virtue of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), DOES HEREBY CERTIFY:

That the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 16, 2006 under the name New Aristotle Holdings, Inc. (the “Original Certificate of Incorporation”).

That this Amended and Restated Certificate of Incorporation has been duly adopted by the Board of Directors of the Corporation by unanimous written consent as of [•], 200[•], and by written consent of the sole stockholder of the Corporation dated as of [•], 200[•], in accordance with the DGCL, Sections 228, 242 and 245.

The Original Certificate of Incorporation is hereby amended and restated so as to read in its entirety as follows:

1. Name. The name of the Corporation is ALBERTO-CULVER COMPANY (hereinafter called the “Corporation”).

2. Registered Office and Agent. The registered office of the Corporation in the State of Delaware is to be located at Corporate Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware. The name of its registered agent is The Corporation Trust Company, and the address of said registered agent is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

3. Nature of Business; Purpose. The nature of the business or purpose to be conducted or promoted by the Corporation is to engage in any lawful act or activity to which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

4. Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is Four Hundred and Fifty Million (450,000,000) shares, consisting of: (a) Four Hundred Million (400,000,000) shares of common stock, $.01 par value per share (the “Common Stock”) and (b) Fifty Million (50,000,000) shares of preferred stock, $.01 par value per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided.

A. Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by Section (B) of this Article 4, or (iii) by resolutions, if any, of the Board of Directors fixing the relative powers, preferences and rights and the qualifications, limitations or restrictions of the Preferred Stock, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock. Each share of Common Stock shall share equally, subject to the rights and preferences of any series of outstanding Preferred Stock (as fixed by resolutions, if any, of the Board of Directors), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

B. Preferred Stock. The Preferred Stock may be issued at any time and from time to time in one or more series. Subject to the provisions of this Amended and Restated Certificate of Incorporation, the Board of Directors is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. Further, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such class or series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

5. Directors.

A. Stockholders. Directors need not be stockholders of the Corporation. Elections of directors need not be by ballot.

B. Committees. The Board of Directors may, by resolution or resolutions passed by a majority of the whole board, designate one or more committees, which to the extent provided in said resolution or resolutions or in the Bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation to the full extent permitted by law, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

C. Bylaws. The Board of Directors shall have power to make, alter, amend or repeal the Bylaws of the Corporation.

6. Preemptive Rights. No holder of shares of capital stock of the Corporation of any class shall have any preemptive right or be entitled as a matter of right to subscribe for or purchase any part of any new or additional issue of stock or any securities of any kind whatsoever, whether now or hereafter authorized.

7. Stockholder Action Without a Meeting. No corporate action of stockholders of the Corporation may be taken without a meeting and vote of stockholders.

8. Classified Board of Directors/Removal. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to the rights and preferences of any series of outstanding Preferred Stock, the number of directors constituting the whole Board of Directors shall be not less than three and shall be fixed from time to time by a resolution of the Board of Directors. Subject to the rights and preferences of any series of outstanding Preferred Stock, the Board of Directors shall be divided into three classes: class I, whose initial term expires at the first annual meeting of stockholders immediately following the completion of the Corporation’s 2007 fiscal year, class II, whose initial term expires at the first annual meeting of stockholders immediately following the completion of the Corporation’s 2008 fiscal year, and class III, whose initial term expires at the first annual meeting of stockholders immediately following the completion of the Corporation’s 2009 fiscal year. Such classes shall be as nearly equal in number as possible. Subject to the rights and preferences of any series of outstanding Preferred Stock, at each succeeding annual meeting of stockholders beginning with the annual meeting of stockholders immediately following the completion of the Corporation’s 2007 fiscal year, the directors chosen to succeed those whose terms are expiring shall be identified as being of the same class as the directors whom they succeed and shall be elected for a term expiring at the third succeeding annual meeting of stockholders or thereafter in each case when their respective successors are elected and qualified. Subject to the rights and preferences of any series of outstanding Preferred Stock, when the number of directors is changed, any increase or decrease in the number of directorships shall be apportioned by resolution of the Board of Directors among the classes so as to make all classes as nearly equal in number as possible.

Subject to the rights and preferences of any series of outstanding Preferred Stock, a director may be removed by the holders of a majority of the shares of the Corporation entitled to vote in the election of directors, voting as one class, but only for cause.

Subject to the rights and preferences of any series of outstanding Preferred Stock, newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

9. Amendment or Repeal of Articles 7, 8 or 9. The amendment or repeal of Articles 7, 8 or 9 of this Amended and Restated Certificate of Incorporation shall require the approval of at least two-thirds of the votes entitled to be cast in the election of directors, voting as one class.

10. Personal Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article 10 nor the adoption of any provision of the Amended and Restated Certificate of Incorporation inconsistent with this Article 10, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 10 would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

11. Registered Holders. The Corporation shall be entitled to treat the person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by law.

IN WITNESS WHEREOF, Alberto-Culver Company has caused this certificate to be signed by its [•] this day of [•], 200[•].

ALBERTO-CULVER COMPANY

By
Name:	[•]
Title:	[•]

Annex H

AMENDED AND RESTATED

BYLAWS

OF

ALBERTO-CULVER COMPANY

            , 200

ARTICLE I—STOCKHOLDERS

1.01 Annual Meeting. An annual meeting of the stockholders of the Corporation, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix.

1.02 Special Meeting. Special meetings of the stockholders of the Corporation, for any purpose or purposes prescribed in the notice of the meeting, may be called only by the Board of Directors or the Chairman of the Board of Directors, Chief Executive Officer or President and shall be held at such place, on such date, and at such time as they or he or she shall fix.

1.03 Notice of Meetings, Adjournment. Written notice of the place, date, and time of all meetings of the stockholders shall be given in accordance with this Section 1.03 and Section 7.01, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise required by law.

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in accordance with this Section 1.03 and Section 7.01. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

An affidavit of the mailing or other means of giving any notice of any stockholders’ meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Corporation giving the notice, shall be prima facie evidence of the giving of such notice.

1.04 Quorum. At all meetings of the stockholders of the Corporation, the holders of stock issued and outstanding and entitled to cast a majority of the votes entitled to be cast thereat, present in person or by proxy, shall constitute a quorum for the transaction of any business, except where otherwise required by law, by the Amended and Restated Certificate of Incorporation of the Corporation or these bylaws for a specified action. If such a quorum shall not be present or represented at any meeting of the stockholders, the Chairman of the meeting or stockholders entitled to cast a majority of the votes entitled to be cast thereat, present in person or by proxy, shall have power to adjourn the meeting to another place, date or time.

1.05 Stockholders Entitled to Vote; Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than

10 days before the date of any meeting of stockholders, nor more than 60 days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the next day preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

1.06 Order of Business at Annual Meetings and Special Meetings. At any annual meeting or special meeting, such business (including nominations for election of directors) shall be conducted only if brought before such meeting by or at the direction of the Board of Directors or by any stockholder who complies with the procedures set forth in this Section 1.06.

For business to be properly brought before an annual or special meeting by a stockholder, the business must be a proper subject for action by stockholders and the stockholder must give written notice to the Secretary in accordance with this Section 1.06. The stockholder’s notice must be received by the Secretary at the principal executive offices of the Corporation (a) in the event of an annual meeting of stockholders, not more than 120 days and not less than 90 days in advance of the anniversary date of the immediately preceding annual meeting provided, however, that (i) in the case of the first annual meeting of stockholders following the date that New Sally Holdings, Inc., a Delaware corporation (“New Sally”), distributes the common stock of the Corporation to holders of common stock, $0.01 par value per share of New Sally or (ii) in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; (b) in the event of a special meeting of stockholders, not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs; or (c) in the case of proposals required to be included in the Corporation’s Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, in accordance with that rule. Except for stockholders’ proposals required to be included in the Corporation’s Proxy Statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, to be in proper written form, a stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting the following: (i) a description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and the complete text of any resolutions to be presented at the meeting; (ii) the stockholder’s name and address, as it appears on the Corporation’s books; (iii) a representation that the stockholder is a holder of the Corporation’s voting stock and the class or series and number of shares of stock of the Corporation which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business. In the case of nomination(s) for election as a director, the stockholder’s notice must comply with the previous two sentences and shall also include (A) the name, age, business address and residence address of the nominee(s), (B) the principal occupation or employment of the nominee(s), (C) the class or series and number of shares of stock of the Corporation which are owned beneficially or of record by the nominee(s), (D) a description of all arrangements or understandings among the stockholder and the nominee(s), pursuant to which the nomination(s) are to be made by the stockholder and (E) any other information relating to the nominee(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934. All notices of intent to make a nomination for election as a director shall be accompanied by the written consent of each nominee to serve as director of the Corporation if so elected. The Chairman of the meeting shall, if the facts warrant, determine and declare that business (including any nominations for election as a director) not properly brought before the meeting in accordance with the provisions of this Section 1.06 shall not be transacted at the meeting.

At all meetings of the stockholders, the Chairman of the Board of Directors, or, in the Chairman’s absence, any Vice-Chairman of the Board of Directors, the Chief Executive Officer, the President, or, in the absence of all of the foregoing officers, the most senior Vice-President, shall act as Chairman of the meeting. The Chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not a proper matter for stockholder action or not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, the opening and closing of the voting polls and the adjournment of the meeting.

1.07 Proxies. Every stockholder may authorize another person or persons to act for him or her by proxy in all matters in which a stockholder is entitled to participate, including waiving any notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable, and if and only so long as it is coupled with an interest sufficient in law to support an irrevocable power.

1.08 Voting by Fiduciaries and Pledgors. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation he or she has expressly empowered the pledgee to vote such shares, in which case only the pledgee or his or her proxy may represent said stock and vote thereon.

1.09 Method of Voting. The vote at any election or upon any question at any meeting of stockholders need not be by written ballot, except as required by law. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation of the Corporation or these bylaws, directors shall be elected by a plurality of the votes cast. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation of the Corporation or these bylaws, all other matters shall be determined by a majority of the votes entitled to be cast by the shares of stock present in person or by proxy at the meeting and entitled to vote thereon.

1.10 Stockholders List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class or series of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stockholders list shall also be kept at the place of the meeting during the whole time of the meeting and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.11 Stockholder Action. No corporate action of stockholders of the Corporation may be taken without a meeting and vote of stockholders.

ARTICLE II—BOARD OF DIRECTORS

2.01 Management of Business; Qualifications of Directors. The business of the Corporation shall be managed by a Board of Directors. Directors need not be stockholders.

2.02 Number and Election. Subject to the rights and preferences of any series of outstanding Preferred Stock, the number of directors constituting the whole Board of Directors shall be not less than three and shall be fixed from time to time by a resolution of the Board of Directors. Directorships, the terms of which expire as provided in Article 8 of the Amended and Restated Certificate of Incorporation of the Corporation, shall be filled at each annual meeting of the stockholders, except as provided in Section 2.03 hereof, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

2.03 Vacancies and Increases. Newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled as provided in the Amended and Restated Certificate of Incorporation of the Corporation. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2.04 Powers. In addition to the powers and authority expressly conferred upon the Board of Directors by law, the Board of Directors may exercise all the powers of the Corporation and do all such lawful acts and things as may be done by the Corporation which are not in violation of law, or required to be exercised or done by the stockholders.

2.05 Meeting of Newly Elected Board of Directors. The newly elected Board of Directors may meet at the place of the meeting at which such newly elected Board of Directors was elected, for the purpose of organization or otherwise, and no notice of such meeting to the newly elected directors shall be necessary in order to validly constitute the meeting, provided a quorum shall be present, or they may meet at such time and place as may be fixed by the consent in writing of all of the newly elected directors, or upon notice as provided in Section 2.09 hereof, or without notice as provided in Section 7.02 hereof.

2.06 Meetings. Regular meetings of the Board of Directors may be held at such times as shall from time to time be determined by the Board of Directors. Special meetings shall be held only when called by the Chairman of the Board of Directors, Chief Executive Officer, President, the Secretary or any two directors.

2.07 Place of Meetings. Except as otherwise provided in Section 2.05 hereof, meetings of the Board of Directors may be held at such place within or without the State of Delaware as shall be stated in the notice of meeting or waiver thereof.

2.08 Quorum. At all meetings of the Board of Directors, a majority of the total number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors unless a greater number is required by the Amended and Restated Certificate of Incorporation. If, at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained.

Any member or members of the Board of Directors or of any committee of the Board of Directors established in accordance with Section 3.01 (a “Committee”) may participate in a meeting of the Board of Directors, or any such Committee, as the case may be, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

2.09 Board of Directors’ Notices. At least twenty-four hours’ notice of each regular or special meeting of the Board of Directors, stating the time and place for the meeting, shall be given to each director, by hand delivery to the recipient thereof, by depositing such notice in the mail, postage paid, by courier such as UPS, Federal Express or Airborne Express, by telegram, mailgram, telex, telecopy, facsimile transmission, electronic mail or other similar means of transmission or by personal communication either over the telephone or otherwise, except as otherwise provided in Section 7.02. Any such notice shall be addressed, where applicable, to such director at his or her last known address as the same appears on the books of the Corporation. Notice of a meeting of the Board of Directors need not state the purpose or purposes thereof and shall be deemed given (i) when received by the director in the case of hand delivery or personal communication over the telephone or otherwise, (ii) three business days after depositing such notice in the mail in the case of delivery by mail, (iii) one business day after depositing such notice with a courier such as UPS, Federal Express or Airborne Express (specifying next business day delivery) or (iv) when sent in the case of delivery by telegram, mailgram, telex, telecopy, facsimile transmission, electronic mail or other similar means of transmission.

2.10 Compensation. Directors shall receive such fixed sums and expenses or such compensation for attendance at each meeting of the Board of Directors, the Executive Committee or any other Committee established in accordance with Section 3.01 as may be determined from time to time by the Board of Directors, provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

2.11 Director Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any Committee thereof may be taken without a meeting, if a written consent thereto is signed by all members of the Board of Directors or of such Committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or the Committee.

2.12 Resignation and Vacancies. Any director may resign effective on giving written notice to the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the resignation to become effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

ARTICLE III—COMMITTEES

3.01 Executive or Other Committees. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate an Executive Committee and such other Committees as it may deem appropriate (and may discontinue the same at any time by resolution or resolutions passed by a majority of the entire Board of Directors), each Committee to consist of one or more of the directors of the Corporation. The members shall be appointed by the Board of Directors and shall hold office during the pleasure of the Board of Directors. The Executive Committee shall have and may exercise all the powers of the Board of Directors (when the Board of Directors is not in session) in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. No Committee shall have the power (i) to approve or adopt, or recommend to stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval; or (ii) to adopt, amend or repeal these bylaws. Regular meetings of any Committee shall be held at such time and place as the Committee may determine, and special meetings may be called at any time by the Chairman of the Board of Directors, Chief Executive Officer, President, Secretary or any member of the Committee. Notice of each meeting of a Committee shall be given (or waived) in the same manner as notice for a Board of Directors’ meeting may be given (or waived), and a majority of the members of the Committee shall constitute a quorum for the transaction of business.

ARTICLE IV—OFFICERS

4.01 General. The officers of the Corporation shall consist of a President, a Secretary, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board of Directors, one or more Vice-Chairmen of the Board of Directors, a Chief Executive Officer, a Chief Financial Officer, a Treasurer, one or more Executive Vice-Presidents, one or more Group Vice-Presidents, one or more Senior Vice-Presidents or other Vice-Presidents, a Controller, a General Counsel, one or more Assistant Secretaries, one or more Assistant

Treasurers and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors, no officer other than the Chairman of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

4.02 Term. Unless otherwise provided in the resolution choosing him or her, each officer shall be chosen for a term which shall continue until his or her successor is elected and qualified or until his or her earlier resignation or removal.

4.03 Duties. All officers of the Corporation shall have such authority and perform such duties in the management and operation of the Corporation as shall be prescribed in the resolutions of the Board of Directors and shall have such additional authority and duties as are assigned to them from time to time by the Chairman of the Board of Directors, Chief Executive Officer or President or are incident to their office, except to the extent that the authority and duties may be inconsistent with such resolutions. The Secretary or an Assistant Secretary of the Corporation, or any director or officer of the Corporation acting, at the request of the Board of Directors or a Committee thereof, as secretary of such meeting, shall record all of the proceedings of all meetings and actions in writing of the stockholders, Board of Directors, and Committees of the Board of Directors, and shall exercise such additional authority and perform such additional duties as the Board of Directors shall assign to him or her.

4.04 Removal. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

4.05 Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice-Chairman, or any Vice-President, or any other officer of the Corporation authorized by the Chairman of the Board of Directors, the Chief Executive Officer or President, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders or equity holders or with respect to any action of stockholders or equity holders of any other corporation or entity in which the Corporation may hold securities, and otherwise to exercise any and all rights and powers which the Corporation may possess by reason of its ownership of securities in such other corporation or entity, and to dispose of such securities.

ARTICLE V—BOOKS, DOCUMENTS AND ACCOUNTS

5.01 Inspection of Books. The Board of Directors shall have power to keep the books, documents and accounts of the Corporation outside of the State of Delaware, except as otherwise expressly provided by law. Except as authorized by the Board of Directors, or provided by law, no stockholder shall have any right to inspect any books, document or account of the Corporation, and the Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations the books, documents and accounts of the Corporation (other than the original stock ledger), or any of them, shall be open to the inspection of stockholders.

ARTICLE VI—STOCK

6.01 Stock Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation, by the Chairman of the Board of Directors, the President, a Vice-Chairman, or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation. All signatures on any such certificate may be facsimiles. In case any officer or officers, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar, whether because of death, resignation or otherwise, before such certificate is issued, such certificate or certificates may nevertheless be issued and delivered by the Corporation with the same effect as if the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent, or registrar.

6.02 Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law.

6.03 Registered Holders. The Corporation shall be entitled to treat the person in whose name any share of stock or any warrant, right or option is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share, warrant, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided otherwise by law. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by a transfer agent or agents designated to transfer shares of the stock of the Corporation.

6.04 New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors or the President may, in their discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond sufficient (in the sole judgment of the Board of Directors or the President, as the case may be) to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate or the issuance of such new certificate.

ARTICLE VII—NOTICES

7.01 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given by the Corporation to any stockholder, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mail, postage paid, or by sending such notice by prepaid telegram, courier such as UPS, Federal Express or Airborne Express, mailgram, telex, telecopy or facsimile transmission. Any such notice shall be addressed to such stockholder, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered or delivered by telegram, courier, mailgram, telex, telecopy or facsimile transmission shall be the time of the giving of the notice. If mailed, such notice shall be deemed to be given when deposited in United States mail in a sealed envelope addressed to such person at his or her address as it appears on the records of the Corporation with postage paid thereon. Notices to directors shall be given in accordance with Section 2.09.

7.02 Waivers. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

Attendance at a meeting of stockholders, Board of Directors, or such Committees as may from time to time be established, shall constitute a waiver of notice of such meeting, except when the stockholder, director or member of such Committee attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VIII—INDEMNIFICATION

8.01 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceedings is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving, at the request of the Corporation, as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 8.03 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the Board of Directors of the Corporation.

8.02 Right to Advancement of Expenses. An indemnitee under Section 8.01 shall also have the right to be paid by the Corporation for expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VIII or otherwise.

The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

8.03 Right of Indemnitee to Bring Suit. If a claim under this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking by a director or officer, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

8.04 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Amended and Restated Certificate of Incorporation or bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

8.05 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law or otherwise.

8.06 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

8.07 Settlement of Claims. The Corporation shall not be liable to indemnify any indemnitee under this Article VIII (a) for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld or delayed; or (b) for any judicial award if the Corporation was not given a reasonably timely opportunity to participate, at its expense, in the defense of such action, but only to the extent that the failure to give such notice prejudiced the Corporation’s ability to defend such action.

8.08 Subrogation. In the event of payment under this Article VIII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable the Corporation effectively to bring suit to enforce such rights.

8.09 No Duplication of Payments. The Corporation shall not be liable under this Article VIII to make any payment in connection with any claim made against the indemnitee to the extent the indemnitee has otherwise actually received payment (under any insurance policy, agreement, or otherwise) of the amounts otherwise indemnifiable hereunder.

ARTICLE IX—MISCELLANEOUS

9.01 Offices. The principal office or place of business of the Corporation in the State of Delaware will be in the City of Wilmington, Delaware. The Corporation may also have offices at other places within and/or without the State of Delaware.

9.02 Seal. The corporation may adopt a seal in the discretion of the Secretary of the Company.

9.03 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

9.04 Amendment of Bylaws. These bylaws may be altered, amended or repealed at any meeting of the stockholders (provided such matter is properly brought before the meeting in accordance with Section 1.06) or by the Board of Directors.

9.05 Section Headings. The headings of the Articles and Sections of these bylaws are inserted for convenience or reference only and shall not be deemed to be a part thereof or used in the construction or interpretation thereof.

Annex I

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

June 19, 2006

Board of Directors

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, IL 60160

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to New Sally Holdings, Inc. (“New Sally”), which, as of the date hereof, is a wholly owned subsidiary of Alberto-Culver Company (the “Company”), of the $575,000,000 in cash (the “Purchase Price”) to be received by New Sally pursuant to the Investment Agreement, dated as of June 19, 2006 (the “Investment Agreement”), by and among the Company, New Aristotle Company (“Merger Sub”), Sally Holdings, Inc. (“Sally”), New Sally and CDRS Acquisition LLC (the “Investor”) in connection with the purchase by the Investor of that number of shares of Class A Common Stock, par value $0.01 per share, of New Sally equal to the Investor Share Number (as defined in the Investment Agreement) (the “Investor Shares”). We understand that prior to the Investor’s purchase of the Investor Shares, Merger Sub, a wholly owned subsidiary of New Sally, will merge with and into the Company, and each share of common stock, par value $0.22 per share (the “Company Common Stock”), of the Company will be converted into one share of common stock, par value $0.01 per share (the “New Sally Common Stock”), of New Sally and the Company and certain of its subsidiaries will be reorganized (the “Reorganization”). As a result of the Reorganization, Sally will become a wholly owned subsidiary of New Sally and the Company will become a wholly owned subsidiary of New Aristotle Holdings, Inc. (“Spinco”), a newly formed wholly owned subsidiary of New Sally. We also understand that simultaneously with the execution and delivery of the Investment Agreement, the Company, New Sally, Spinco and Sally entered into a Separation Agreement (the “Separation Agreement”) pursuant to which following the consummation of the Reorganization, New Sally will distribute on a pro rata basis to the holders of New Sally Common Stock all of the issued and outstanding shares of common stock of Spinco and a special cash dividend equal to $25 per share of New Sally Common Stock.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their

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Board of Directors

Alberto-Culver Company

June 19, 2006

Page Two

securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions, as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transactions contemplated by the Investment Agreement and the Separation Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as a lead manager with respect to a secondary equity offering of 6,000,000 shares of Class B common stock of the Company in June 2002, as a lender under the Company’s backup credit facility (aggregate amount of loan commitment of $25,000,000) in September 2004 and as financial advisor to the Company in connection with its proposed transaction with Regis Corporation announced on January 10, 2006. We are currently providing, and have provided, certain investment banking services to affiliates of the Investor, including having acted as financial advisor to Riverwood Holding Inc., a former portfolio company of an affiliate of the Investor, in connection with its merger with Graphic Packaging Corporation in August 2003; having extended a bank loan (aggregate principal amount of $18,000,000) to North American Van Lines Inc., a subsidiary of a portfolio company of an affiliate of the Investor, in November 2003; having acted as lead manager for the initial public offering of 21,052,632 shares of common stock of Sirva, Inc., a portfolio company of an affiliate of the Investor (“Sirva”), in November 2003; having acted as co-financial advisor to Kinko’s Incorporated, a former portfolio company of an affiliate of the Investor, in connection with its sale in January 2004; having acted as lead manager for a follow-on offering of 18,500,000 shares of common stock of Sirva in June 2004; having acted as financial advisor to Transguard General Insurance Agency Inc., a former portfolio company of an affiliate of the Investor, in connection with its sale in January 2006; and having extended a bank loan (aggregate principal amount of $1,000,000,000) to The Hertz Corporation, a portfolio company of an affiliate of the Investor, in March 2006. We also may provide investment banking services to the Company, New Sally and the Investor and its affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, the Investor and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and affiliates of the Investor for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Affiliates of Goldman, Sachs & Co. have invested and may invest in the future in limited partnership units of affiliates of the Investor.

In connection with this opinion, we have reviewed, among other things, the Investment Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the

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Board of Directors

Alberto-Culver Company

June 19, 2006

Page Three

Company to its stockholders; audited financial statements for Sally for the two fiscal years ended September 30, 2005; certain internal financial analyses and forecasts for the Company prepared by its management; and certain internal financial analyses and forecasts for New Sally prepared by the management of the Company and the management of Sally (collectively, the “Forecasts”). We also have held discussions with members of the senior managements of the Company and Sally regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of New Sally. In addition, we have reviewed the reported price and trading activity for shares of the Company Common Stock, compared certain financial information for New Sally and Sally with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the retail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Sally. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Sally or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which the shares of New Sally Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to any aspect of the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be received by New Sally for the Investor Shares pursuant to the Investment Agreement is fair from a financial point of view to New Sally.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

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